As filed with the Securities and Exchange Commission on October
27
,
2026
1933 Act File No. 333-236669

1940 Act File No. 811-23211

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
(Check appropriate box or boxes)
REGISTRATION STATEMENT
☒
UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
☐

Post-Effective Amendment No.
10
☒
and
REGISTRATION STATEMENT
☒
UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No.
36
☒

PIMCO Flexible Credit Income Fund
(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(888) 877-4626

(Registrant’s Telephone Number, including Area Code)
Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies of Communications to:

David C. Sullivan, Esq. Adam M. Schlichtmann, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the
Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General
Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the
Securities Act.

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to Section 8(c), or as follows:
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.	☒	on October 30, 2026 pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.	☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities
Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the
Securities Act registration statement number of the earlier effective registration statement for the same offering is:
______.

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the
Securities Act registration statement number of the earlier effective registration statement for the same offering is:
______.

Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No.
10
(the “Amendment”) to the Registration Statement on Form N-2 of PIMCO
Flexible Credit Income Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of
1933, as amended, to provide updated financial information and make certain other changes to the Registrant’s
Prospectus and Statement of Additional Information.
This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C
Information relating to the Registrant.

PIMCO Flexible Credit Income Fund
Prospectus
October
30
,
2026
PIMCO Flexible Credit Income Fund

Common Shares
	Inst Class	Class A-1	Class A-2	Class A-3	Class A-4
PIMCO Flexible Credit Income Fund	PFLEX	PFAIX	PFALX	PFASX	PFFLX
Neither the U.S. Securities and Exchange Commission nor the U.S. Commodity
Futures Trading Commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Fund.

PIMCO Flexible Credit Income Fund (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of beneficial interest, par value of $0.00001 per share (the “Common Shares”), and is operated as an “interval fund.”
The Fund currently offers five separate classes of Common Shares: Institutional Class,
Class A-1, Class A-2, Class A-3 and Class A-4.
Investment Objective.

The Fund seeks to provide attractive risk-adjusted returns and current income.
Investment Strategy.

The Fund seeks to achieve its investment objective by investing, under normal market circumstances across a wide array of global credit sectors, including corporate, mortgage, consumer, emerging market and municipal credit markets, and utilizing a flexible asset allocation strategy among multiple public and private credit sectors in the global credit markets, including corporate debt (including, among other things, fixed-, variable- and floating-rate bonds, loans, convertible and contingent convertible securities and stressed, distressed and defaulted debt securities issued by U.S. or foreign (non-U.S.) corporations or other business entities, including emerging market issuers), mortgage-related and other consumer-related instruments, collateralized debt obligations, including, without limitation, collateralized loan obligations, government and sovereign debt, municipal bonds and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers. The Fund may invest without limitation
in investment grade
debt securities and may invest without
limitation
in below investment grade debt securities
(commonly referred to as “high yield” securities or “junk bonds”), including securities of stressed, distressed or defaulted issuers. Pacific Investment Management Company LLC
(“PIMCO” or the “Investment Manager”), the Fund’s investment manager, employs an active approach to allocation among multiple credit sectors based on, among other things, market conditions, valuation assessments, economic outlook, credit market trends and other economic factors.
It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to eight year range), as calculated by the Investment Manager, although it may be shorter or longer at any time
depending on market conditions and other
factors.

Portfolio Contents.

The Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities. The Fund may invest without limitation
in investment grade sovereign debt
denominated in the relevant country’s local currency with less than 1 year remaining to maturity (“short term investment grade sovereign debt”), including short term investment grade sovereign debt issued by emerging market issuers. The Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to “emerging market” countries other than investments in short term investment grade sovereign debt issued by emerging market issuers, where as noted above there is no limit. The Fund may also invest directly in foreign currencies of emerging market countries. As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
Subject to applicable limits under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund may also invest up to 20% of its total assets in common stocks, common shares of other investment companies (including those advised by PIMCO), such as open-end or closed-end management investment companies and exchange-traded funds, and equity securities of private funds or real estate investment trusts. The Fund limits its investments in private equity funds and hedge funds that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to no more than 15% of the Fund’s total assets at the time of investment. For the avoidance of doubt, such limit shall not apply to investments in, for example, REITs and asset-backed issuers, including, without limitation, collateralized loan obligations, collateralized bond obligations and other collateralized debt obligations, mortgage-backed securities, collateralized mortgage obligations and tender options bonds. Common stocks include common shares and other common equity interest issued by public or private issuers. To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund may invest without
limitation
in illiquid investments.
The Fund may invest in and/or originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may invest in and/or originate loans to corporations and/or other legal entities and individuals, including foreign
(non-U.S.) entities and individuals.
The Fund may make investments directly or indirectly through one or more wholly owned and controlled subsidiaries. Such investments may be in shares, certificates, notes or other securities issued by a special purpose entity (“SPE”) sponsored by an alternative lending platform or its affiliates (the “Sponsor”) that represent the right to receive principal and interest payments due on pools of whole loans or fractions of whole loans, which may (but may not) be issued by the Sponsor, held by the SPE (“Alt Lending ABS”). Any such Alt Lending ABS may be backed by consumer, residential or other loans.
When acquiring and/or originating loans, or purchasing Alt Lending ABS, the Fund is not restricted by any particular borrower credit criteria.
Accordingly, certain loans acquired or originated by the Fund or underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality.
The Fund may invest indirectly in U.S. and non-U.S. real estate investments through one or more controlled subsidiaries structured as real estate investment trusts (each a “REIT Subsidiary”) and/or through joint ventures with affiliated or unaffiliated third parties. A REIT Subsidiary acts as an investment vehicle for the Fund in order to effect certain investments on behalf of the Fund, consistent with the Fund’s investment objective and policies.
Interval Fund/Repurchase Offers.

The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at net asset value. Subject to applicable law and approval of the Fund’s Board of Trustees, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at net asset value, which is the minimum amount permitted.
Leverage.

The Fund currently utilizes leverage principally through reverse repurchase agreements and may also obtain leverage through credit default swaps, dollar rolls/buybacks and borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts),
total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions. The Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Trustees may authorize the issuance of preferred shares without the approval of holders of Common Shares (“Common Shareholders”). If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Common Shareholders, and these costs and expenses may be significant. Leveraging transactions pursued by the Fund may increase its duration and sensitivity to interest rate changes and other market risks. The Fund intends to utilize reverse repurchase agreements, dollar rolls/buybacks, borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on
PIMCO’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. By using leverage, the Fund seeks to obtain a higher return for Common Shareholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed.

Investment Manager.

The Fund’s investment manager is Pacific Investment Management Company LLC. As of September 30,
2026
, PIMCO
had approximately $
2.29
trillion in assets under management, including $
1.90
trillion in third-party client assets.
■
The Fund’s Common Shares are not listed for trading on any national securities exchange. The Fund’s Common Shares have no trading market and no market is expected to develop.
■
An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.
■
Even though the Fund will make quarterly repurchase offers for its outstanding Common Shares, currently expected to be for 5% per quarter, investors should consider Common Shares of the Fund to be an illiquid investment.
■
There is no guarantee that you will be able to sell your Common Shares at any given time or in the quantity that you desire.
■
There is no assurance that the Fund will
be able to
make any distributions to Common Shareholders and, if it makes distributions, that they will not decline or that any distributions will be at any particular level or correspond to any particular yield.
Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are offered in this prospectus. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. Class A-1, Class A-2, Class A-3 and
Class A-4 Common Shares are primarily offered and sold to retail investors by certain broker-dealers that are members of the Financial Industry
Regulatory Authority and that have agreements with PIMCO Investments LLC, the Fund's principal underwriter and distributor, to sell Class A-1,
Class A-2, Class A-3 and/or Class A-4 Common Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Only certain investors are eligible to purchase Institutional
Class Common Shares. See “Plan of Distribution – Share Classes.”
Institutional Class
The minimum initial investment for Institutional Class Common Shares is $1 million per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, including retail investors in separately managed accounts (i.e., wrap accounts) managed by PIMCO, the Trustees and certain employees and their extended family members of PIMCO and its affiliates. There is no minimum subsequent investment amount. See “Plan of Distribution – Share Classes.”
Class A-1, Class A-2, Class A-3 and Class A-4
The minimum initial investment for Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares is $2,500 per account, except that the minimum investment may be higher or lower for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of PIMCO and its affiliates. The minimum subsequent investment amount for Class A-1,
Class A-2, Class A-3 and Class A-4 Common Shares is $50. See “Plan of Distribution – Purchasing Shares.”
Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.
■
Because of the risks associated with (i) the Fund’s ability to purchase and originate loans (including subprime loans) and related instruments, including loans and other instruments purchased on alternative lending platforms, and invest in mortgage-related and other asset-backed instruments, high yield securities, foreign and emerging market securities
(and related exposure to foreign currencies) and (ii) the Fund’s ability to use leverage, an investment in the Fund should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment.
■
Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objective and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance.
■
Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. It is possible that investing in the Fund may result in a loss of some or all of the amount invested
.
Before buying any of the Fund’s Common Shares, you should read the discussion of the principal risks of investing in the Fund in
“Principal Risks of the Fund” beginning on page
75
of this prospectus. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.
The Fund’s Common Shares are sold at a public offering price equal to their net asset value per share, plus a sales charge, where applicable.
See “Plan of Distribution-Purchasing Shares.”
The Fund’s Common Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Please read this prospectus carefully before deciding whether to invest and retain it for future reference. It sets forth concisely the information about the Fund that a prospective investor ought to know before investing in the Fund. The Fund has filed with the Securities and Exchange
Commission (“SEC”) a Statement of Additional Information dated October
30
,
2026
, as it may be supplemented from time to time, (the
“Statement of Additional Information”), containing additional information about the Fund. The Statement of Additional Information is incorporated by reference into this prospectus, which means it is part of this prospectus for legal purposes. The Fund also produces both annual and semi-annual reports that will contain important information about the Fund. Copies of the Statement of Additional Information and the Fund’s
annual and semi-annual reports, when available, may be obtained upon request, without charge, by calling 844.312.2113 or by writing to the
Fund at Regulatory Document Request, 650 Newport Center Drive, Newport Beach, California 92660. You may also call this toll-free telephone number to request other information about the Fund or to make shareholder inquiries. The Statement of Additional Information and the most recent annual and semiannual reports are available free of charge on the Fund’s website at www.pimco.com. Information on, or accessible through, the Fund’s website is not a part of, and is not incorporated into, this prospectus. You may also access reports and other information about the Fund on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
The Fund has not authorized anyone to provide you with information other than that contained or incorporated by reference in this prospectus.
The Fund does not take any responsibility for, and does not provide any assurances as to the reliability of, any other information that others may give you. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. The Fund’s business, financial condition, results of operations and prospects may have changed since that date.

PIMCO Flexible Credit Income Fund

Prospectus Summary
This is only a summary. This summary may not contain all of the information that you should consider before investing in PIMCO Flexible
Credit Income Fund's (the “Fund”) shares of beneficial interest, par value of $0.00001 per share (the “Common Shares”). You should review the more detailed information contained in this prospectus and in the Statement of Additional Information. In particular, you should carefully read the risks of investing in the Fund’s Common Shares, as discussed under “Principal Risks of the Fund.”
The Fund
The Fund is a diversified, closed-end management investment company that continuously offers its Common Shares. The Fund is operated as an
“interval fund” (as defined below). The Fund currently offers five separate classes of Common Shares: Institutional Class, Class A-1,
Class A-2, Class A-3 and Class A-4. The Fund commenced operations on
February 22, 2017, in connection with its initial public offering of
Institutional Class Common Shares. An investment in the Fund may not be appropriate for all investors.
Continuous Offering
The Fund continuously offers its Common Shares through PIMCO
Investments LLC (the “Distributor”), as principal underwriter, on a best efforts basis. Institutional Class, Class A-1 and Class A-3 Common
Shares are sold at their offering price, which is net asset value (“NAV”)
per share. While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class, Class A-1 or Class A-3 Common
Shares, if you buy Institutional Class, Class A-1 or Class A-3 Common
Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
Unless you are eligible for a waiver, Class A-2 and Class A-4 Common
Shares are sold at a public offering price equal to their net asset value plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase.
The minimum initial investment for Institutional Class Common Shares is $1 million per account. The minimum initial investment for Class A-1,
Class A-2, Class A-3 and Class A-4 Common Shares is $2,500 per
account. These investment minimums may be higher or lower for certain financial firms that submit orders on behalf of their customers, the
Trustees and certain employees and their extended family members of
Pacific Investment Management Company LLC (“PIMCO” or the
“Investment Manager”), the Fund’s investment manager, PIMCO and its affiliates. There is no minimum subsequent investment amount for
Institutional Class Common Shares. The minimum subsequent
investment amount for Class A-1, Class A-2, Class A-3 and Class A-4
Common Shares is $50. Proceeds from the offering will be held by the
Fund's custodian.
For additional information regarding each share class please see “Plan of Distribution—Share Classes” in this prospectus. The Fund reserves the right in its sole discretion to reject any purchase order, in whole or in part. Shareholders will not have the right to redeem their Common
Shares. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Common Shares.
Periodic Repurchase Offers
The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Subject to applicable law and approval of the Fund’s Board of Trustees (the “Board” or “Board of
Trustees”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common
Shares at NAV, which is the minimum amount permitted. Written notification of each quarterly repurchase offer (the “Repurchase Offer
Notice”) will be sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Common Shares in response to a repurchase offer) (the
“Repurchase Request Deadline”). Subject to Board approval,
Repurchase Request Deadlines are expected to occur each February,
May, August and November, and Repurchase Offer Notices are expected to be sent to shareholders each January, April, July and October preceding each such Repurchase Request Deadline. The Fund’s Common
Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common
Shares. Accordingly, shareholders may not be able to sell Common
Shares when and/or in the amount desired. Investors should consider
Common Shares of the Fund to be an illiquid investment. Thus, the
Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund —
Repurchase Offers Risk.”
Investment Objective and Strategies
When used in this prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Fund may invest indirectly by investing in derivatives or through wholly owned and controlled subsidiaries (each, a “Subsidiary” and
collectively, the “Subsidiaries”). References herein to the Fund include, as appropriate, Subsidiaries through which the Fund may gain exposure to investments. The Fund may be exposed to the different types of investments described below through its investments in its Subsidiaries.
The allocation of the Fund’s assets to a Subsidiary will vary over time and will likely not include all of the different types of investments described herein at any given time.
The Fund seeks to provide attractive risk-adjusted returns and current income.
The Fund seeks to achieve its investment objective by investing, under normal circumstances, across a wide array of global credit sectors, including corporate, mortgage, consumer, emerging market and municipal credit markets, and utilizing a flexible asset allocation strategy among multiple public and private credit sectors in the global credit

1
PIMCO Flexible Credit Income Fund
|
Prospectus

Prospectus

markets, including corporate debt (including, among other things, fixed-, variable- and floating-rate bonds, loans, convertible and contingent convertible securities and stressed, distressed or defaulted debt securities issued by U.S. or foreign (non-U.S.) corporations or other business entities, including emerging market issuers), mortgage-related and other consumer-related instruments, collateralized debt obligations, including, without limitation, collateralized loan obligations, government and sovereign debt, municipal bonds and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers. The Fund may invest without
limitation
in investment grade debt securities and may invest
without
limitation
in below investment grade debt securities (commonly
referred to as “high yield” securities or “junk bonds”), including securities of stressed, distressed or defaulted issuers. The types of securities and instruments in which the Fund may invest are
summarized under “Portfolio Contents and Other Information” below.
No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.
Portfolio Management Strategies
Flexible allocation strategy.

In managing the Fund, PIMCO
employs an active approach to allocation among multiple credit sectors based on, among other things, market conditions, valuation
assessments, economic outlook, credit market trends and other economic factors. With PIMCO’s macroeconomic analysis as the basis for top-down investment decisions, including geographic and credit sector emphasis, the Fund expects to focus on seeking attractive risk-adjusted returns across multiple credit sectors. PIMCO may choose to focus on particular countries or regions, asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. The relative value assessment within credit sectors draws on PIMCO’s regional and sector specialist insights. As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
Investment selection strategies.

Once the Fund’s top-down,
portfolio positioning decisions have been made as described above,
PIMCO generally selects particular investments for the Fund by employing a bottom-up, disciplined credit approach which is driven by fundamental, independent research within each sector represented in the Fund, with a focus on seeking to identify securities and other instruments with solid and/or improving fundamentals.
PIMCO utilizes strategies that focus on credit quality analysis, duration management and other risk management techniques. PIMCO
also
attempts to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools, debt obligations and other income-producing securities that provide positive risk-adjusted returns based on its analysis of the issuer’s credit characteristics and the position of the security in the issuer’s capital structure.
PIMCO also attempts to identify investments that may appreciate in value based on PIMCO’s assessment of the issuer’s credit characteristics, forecast for interest rates and outlook for particular countries/regions, currencies, industries, sectors and the global economy and bond markets generally.
Credit quality.

The Fund may invest without limitation in debt
instruments that are, at the time of purchase, rated below “investment grade” by at least one of Moody's Ratings (“Moody's”), S&P Global
Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or unrated but determined by PIMCO to be of comparable quality to securities so rated.
“Investment grade” means a rating, in the case of Moody's, of Baa3 or higher, or in the case of S&P and Fitch, of BBB- or higher. The Fund may invest in securities of stressed, distressed
and/
or defaulted issuers,
which include securities
in default or
at risk of being in default as to the
repayment of principal and/or interest at the time of acquisition by the
Fund or that are rated in the lower rating categories by one or more nationally recognized statistical rating organizations (“NRSROs”) (for example, Ca or lower by Moody’s or CC or lower by S&P or Fitch) or, if unrated, are determined by PIMCO to be of comparable quality to
securities so rated
. The Fund may also invest in defaulted securities and
debtor-in-possession financings. Debt instruments of below investment grade quality
,
and in debtor-in-possession financings,
are regarded as
having predominantly speculative characteristics with respect to capacity to pay interest and repay principal and are commonly referred to as “high yield” securities or “junk bonds.” Debt instruments in the lowest investment grade category may also be considered to possess some speculative characteristics. The Fund may, for hedging, investing or leveraging purposes, make use of credit default swaps, (which includes buying and/or selling credit default swaps) which are contracts whereby one party makes periodic payments to a counterparty in exchange for the right to receive from the counterparty a payment equal to the par
(or other agreed-upon) value of a referenced debt obligation in the event of a default or other credit event by the issuer of the debt obligation.
Independent credit analysis.

PIMCO relies primarily on its own
analysis of the credit quality and risks associated with individual debt instruments considered for the Fund, rather than relying exclusively on rating agencies or third-party research. The Fund’s portfolio managers utilize this information in an attempt to manage credit risk and/or to identify issuers, industries and/or sectors that they believe are undervalued and/or that offer potentially attractive yields relative to
PIMCO’s assessment of their credit characteristics. This aspect of
PIMCO’s capabilities will be particularly important to the extent that the
Fund invests in high yield securities and in securities of emerging market issuers.
Duration management.

It is expected that the Fund normally will
have a short to intermediate average portfolio duration (i.e., within a zero to eight year range), as calculated by the Investment Manager, although it may be shorter or longer at any time depending on market conditions and other factors. While the Fund seeks to maintain a short to intermediate average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may

October
30
,
2026
|
Prospectus

2

PIMCO Flexible Credit Income Fund

invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. For example, if the Fund has an average portfolio duration of eight years, a 1% increase in interest rates would tend to correspond to an 8% decrease in the value of the
Fund’s portfolio. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, meaning the portfolio would tend to increase in value in response to an increase in interest rates. For example, if the Fund has a negative average portfolio duration, a 1% increase in interest rates would tend to correspond to a
1% increase in the value of the Fund’s portfolio for every year of negative duration. A negative average portfolio duration would potentially benefit the portfolio in an environment of rising market interest rates, but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
The
Fund
may
use
various

derivatives strategies to manage (increase or decrease) the
dollar-weighted average effective duration of the Fund's portfolio.
PIMCO may also utilize certain strategies including, without limitation, investments in structured notes or interest rate futures contracts or swap, cap, floor or collar transactions, for the purpose of reducing the interest rate sensitivity of the Fund’s portfolio, although there is no assurance that it will do so or that such strategies will be successful. The foregoing is a description of interest rate duration management only.
The credit spread duration of the Fund’s portfolio may vary, in some cases significantly, from its interest rate duration.
Portfolio contents.

The Fund will invest, under normal
circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% policy”). The Fund will not change its 80% policy unless the Fund provides shareholders with the notice required by
Rule 35d-1 under the Investment Company Act of 1940, as it may be amended from time to time (the “1940 Act”).
For purposes of the
Fund’s name and
80% policy,
“credit”
refers to
debt
instruments in which the Fund may invest
,
which
include, without
limitation, bonds, debt securities and other similar instruments of varying maturities issued by various U.S. and foreign (non-U.S.) public-
or private-sector entities; structured products, securitizations and other asset-backed securities issued on a public or private basis (including agency and non-agency residential mortgage-backed securities and commercial mortgage-backed securities, collateralized bond obligations
(“CBOs”), collateralized loan obligations (“CLOs”), other collateralized debt obligations (“CDOs”) and other similarly structured securities);
corporate debt securities of U.S. and non-U.S. issuers, including convertible and contingent convertible securities and corporate commercial paper; municipal securities and other debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises, including taxable municipal securities; obligations of foreign governments or their sub-divisions, agencies and government sponsored enterprises and obligations of international agencies and supranational entities; securities issued or guaranteed by the U.S. Government, its agencies or
government-sponsored enterprises (“U.S. Government Securities”);
loans (including, among others, and without limitation as to a loan’s level of seniority within a capital structure, senior loans, mezzanine loans, delayed draw and delayed funding loans, revolving credit facilities and loan participations and assignments); loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans (such as credit card receivables, automobile loans and student loans) (“private credit assets”); payment-in-kind securities; zero-coupon bonds;
inflation-indexed bonds issued by both governments and corporations;
structured notes, including hybrid or indexed securities; insurance-linked instruments, catastrophe bonds and other event-linked bonds;
credit-linked notes; covenant-lite obligations; preferred securities;
convertible debt securities (i.e., debt securities that may be converted at either a stated price or stated rate into underlying shares of common stock), including synthetic convertible debt securities (i.e., instruments created through a combination of separate securities that possess the two principal characteristics of a traditional convertible security, such as an income-producing security and the right to acquire an equity security); and bank certificates of deposit, fixed time deposits and bankers’ acceptances. The rate of interest on an income-producing instrument may be fixed, floating or variable. At any given time and from time to time substantially all of the Fund’s portfolio may consist of below investment grade securities. The Fund may invest in debt securities of stressed, distressed or defaulted issuers as well as in defaulted or unrated investments and debtor-in-possession financings.
For tax or other structuring reasons, the Fund may purchase a loan or debt investment structured as an equity interest (e.g., a joint venture interest). The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed instruments, including the equity or “first loss” tranche. The Fund may invest in unsecured loans and subordinated or mezzanine obligations, including second and lower lien loans and the mezzanine and equity (or “first loss”) tranches of CLO issues. The Fund’s investments in derivatives transactions and other similar instruments (referred to collectively as “derivatives”) and other synthetic instruments that have economic characteristics similar to debt instruments will be counted toward satisfaction of the 80% policy.
The Fund may invest in and/or originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may invest in and/or originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals. Such borrowers may have credit ratings that are determined by one or more NRSROs or
PIMCO to be below investment grade. The loans the Fund invests in and/or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s investments in and/or origination of loans may also be limited by the requirements the Fund

3  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

intends to observe under Subchapter M of the Internal Revenue Code of
1986, as amended (the “Code”) in order to
qualify as a regulated
investment company (a “RIC”).
Subject to the limitations set forth in this prospectus, the Fund may invest in securities of U.S. issuers and foreign (non-U.S.) issuers, securities traded principally outside of the United States, and securities denominated in currencies other than the U.S. dollar. The Fund may invest without
limitation
in investment grade sovereign debt
denominated in the relevant country’s local currency with less than 1 year remaining to maturity (“short term investment grade sovereign debt”), including short term investment grade sovereign debt issued by emerging market issuers. The Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to
“emerging market” countries other than investments in short term investment grade sovereign debt issued by emerging market issuers, where as noted above there is no limit. The Fund may also invest directly in foreign currencies, including currencies of emerging market countries.
As a matter of fundamental policy, the Fund will normally invest at least
25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
The Fund may, but is not required to, utilize various derivative strategies
(both long and short positions) involving the purchase or sale of futures and forward contracts (including foreign currency exchange contracts), call and put options, credit default swaps, total return swaps, basis swaps and other swap agreements and other derivative instruments for investment purposes, leveraging purposes or in an attempt to hedge against market, credit, interest rate, currency and other risks in the portfolio. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Fund may also seek to obtain market exposure to the securities in which it invests by entering into a series of purchase and sale contracts. The Fund may use derivative instruments for other purposes, including to seek to increase liquidity, provide efficient portfolio management, broaden investment opportunities (including taking short or negative positions), implement a tax or cash management strategy, gain exposure to a particular security or segment of the market, modify the effective duration of the Fund's portfolio investments and/or enhance total return.
Subject to applicable limits under the 1940 Act, the Fund may also invest up to 20% of its total assets in common stocks, common shares of other investment companies (including those advised by PIMCO), such as open-end or closed-end management investment companies and exchange-traded funds, and equity securities of private funds or real estate investment trusts (“REITs”). The Fund limits its investments in private equity funds and hedge funds that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or Section 3(c)(7)
of the 1940 Act to no more than 15% of the Fund’s total assets at the time of investment. For the avoidance of doubt, such limit shall not apply to investments in, for example, REITs and asset-backed issuers, including, without limitation, collateralized loan obligations, collateralized bond obligations and other collateralized debt obligations, mortgage-backed securities, collateralized mortgage obligations and tender options bonds. Common stocks include common shares and other common equity interest issued by public or private issuers. For these purposes, common stocks the Fund has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security will not count towards this 20%
limit. The Fund may invest in securities that have not been registered for public sale in the U.S. or relevant non-U.S.
jurisdictions
, including
without limitation securities eligible for purchase and sale pursuant to
Rule 144A under the Securities Act of 1933, as amended (the
“Securities Act”) or relevant provisions of applicable non-U.S. law, and other securities issued in private placements. The Fund may invest in securities of companies with any market capitalization, including small, medium and large capitalizations.
The Fund may make investments directly or indirectly through one or more Subsidiaries. Such investments may be in shares, certificates, notes or other securities issued by a special purpose entity (“SPE”) sponsored by an alternative lending platform or its affiliates (the “Sponsor”) that represent the right to receive principal and interest payments due on pools of whole loans or fractions of whole loans, which may (but may not) be issued by the Sponsor, held by the SPE (“Alt Lending ABS”). Any such Alt Lending ABS may be backed by consumer, residential or other loans.
When acquiring and/or originating loans, or purchasing Alt Lending ABS, the Fund is not restricted by any particular borrower credit criteria.
Accordingly, certain loans acquired or originated by the Fund or underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality.
The Fund may invest indirectly in U.S. and non-U.S. real estate investments through one or more controlled subsidiaries structured as real estate investment trusts (each a “REIT Subsidiary”) and/or through joint ventures with affiliated or unaffiliated third parties. A REIT
Subsidiary acts as an investment vehicle for the Fund in order to effect certain investments on behalf of the Fund, consistent with the Fund’s investment objective and policies.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 under the 1940 Act, the Fund may invest without
limitation
in illiquid investments.
The Fund may make investments in debt instruments and other
securities directly or through one or more Subsidiaries. Each Subsidiary may invest, for example, in whole loans or in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans, or any other security or other instrument that the Fund may hold directly.
References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The allocation of the Fund’s portfolio in a Subsidiary will vary over time and might not always include all of the different types of investments described herein. The
Fund will treat a Subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies
(Section 8), capital structure and leverage (Section 18) and affiliated

October
30
,
2026
|
Prospectus

4

PIMCO Flexible Credit Income Fund

transactions and custody (Section 17). In addition, PIMCO and the
Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to a Subsidiary’s investment advisory contract.
The Fund has received exemptive relief from the SEC that, to the extent the Fund relies on such relief, permits it to (among other things)
co-invest with certain other persons, including certain affiliates of the
Investment Manager and certain public or private funds managed by the
Investment Manager and its affiliates, subject to certain terms and conditions. The exemptive relief from the SEC with respect to co-investments imposes extensive conditions on any co-investments made in reliance on such relief.
Use of Leverage.

The Fund currently utilizes leverage principally
through reverse repurchase agreements and may also obtain leverage through
selling
credit default swaps, dollar rolls/buybacks and
borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts),
total return swaps and other
derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions.
The Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. By using leverage, the
Fund will seek to obtain a higher return for holders of common shares than if the Fund did not use leverage. The Fund’s Board of Trustees may authorize the issuance of preferred shares without the approval of
Common Shareholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing
maintenance of the preferred shares will be borne by the Common
Shareholders, and these costs and expenses may be significant. The
Fund intends to utilize reverse repurchase agreements, dollar rolls/buybacks, borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on PIMCO’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.
The Fund's investments may utilize property-level debt financing
(mortgages on properties held indirectly through a REIT Subsidiary that are not recourse to the Fund except in extremely limited circumstances).
Property-level debt will be incurred by special purpose entities (entities established to own a real estate investment) or operating entities
(entities that hold and operate real estate investments) held by a REIT
Subsidiary or by joint ventures entered into by a REIT Subsidiary
(including through wholly owned special purpose companies). Such entities or joint ventures would solely own real estate assets and would borrow from a lender using the owned property as mortgage collateral.
Joint ventures entered into by the REIT Subsidiary (including through wholly owned special purpose companies) would only include
arrangements in which the REIT Subsidiary does not primarily control the joint venture. If such an entity or joint venture were to default on a loan, the lender's recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund or its
Subsidiaries.
The Fund's investments in the REIT Subsidiary could cause the Fund to recognize income in excess of cash received from the REIT Subsidiary and, as a result, the Fund may be required to sell portfolio securities, including when it is not advantageous to do so, in order to make distributions.
The net proceeds the Fund obtains from reverse repurchase agreements, credit default swaps, dollar rolls/buybacks or other forms of leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other Fund assets attributable to leverage exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common
Shareholders than if the Fund were not so leveraged.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage representing indebtedness (including the use of bank loans, commercial paper or other credit facilities) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33
 1
∕
3
%
of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. The Fund's use of derivatives transactions and other similar instruments is generally subject to a value-at-risk leverage limit, derivatives risk management program, and reporting requirements under Rule 18f-4 under the 1940
Act unless the Fund qualifies as a “limited derivatives user” as defined in the rule or the Fund's use of such an instrument satisfies the conditions of certain exemptions under the rule. Derivatives, reverse repurchase agreements and other such instruments may represent a form of economic leverage and create special risks. The use of these forms of leverage increases the volatility of the Fund's investment portfolio and could result in larger losses to Common Shareholders than if these strategies were not used. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default by the Fund with respect to bank borrowings or other arrangements.
Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize reverse repurchase agreements, credit default swaps, dollar rolls/buybacks or

5  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

borrowings, issue preferred shares or utilize any other forms of leverage
(such as the use of derivatives strategies). If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. When leverage is used, the net asset value of the Common Shares and the yield to Common
Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of reverse repurchase agreements, dollar rolls/buybacks, borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the net asset value of the Common Shares. In addition, because the fees received by the Investment Manager are based on the average daily total managed assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar
rolls/buybacks, tender option bonds, borrowings and any preferred shares that may be outstanding, if issued), the Investment Manager has a financial incentive for the Fund to use certain forms of leverage (e.g., reverse repurchase agreements, dollar rolls/buybacks, tender option bonds, borrowings and preferred shares), which may create a conflict of interest between the Investment Manager, on the one hand, and the
Common Shareholders, on the other hand.
The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. Please see “Use of Leverage,”
“Principal Risks of the Fund—Leverage Risk” for additional information regarding leverage and related risks.
Investment Manager
PIMCO serves as the Investment Manager for the Fund. Subject to the
supervision of the Board, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. Daniel J. Ivascyn, Alfred T. Murata, Jamie
Weinstein, Jason Steiner, Josh Anderson and Russell Gannaway serve as portfolio managers collectively responsible for the Fund’s overall investment portfolio, and Jason Duko, Matthew Tuten, Michael Chiao,
Vineet Agrawal and Will Dionisio each have portfolio management responsibilities focused on particular sectors represented in the Fund’s portfolio.
PIMCO is located at 650 Newport Center Drive, Newport Beach, CA
92660. Organized in 1971, PIMCO provides investment management and advisory services to private accounts of institutional and individual clients and to mutual funds. PIMCO is a majority-owned indirect subsidiary of Allianz SE, a publicly traded European insurance and financial services company. As of September 30,
2026
, PIMCO had
approximately $
2.29
trillion in assets under management, including
$
1.90
trillion in third-party client assets.
Distributions
The Fund intends to distribute substantially all of its net investment income to shareholders in the form of dividends. The Fund intends to declare income dividends daily and distribute them monthly to shareholders of record. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to shareholders no less frequently than annually. Net short-term capital gains may be paid more frequently.
Unless shareholders specify otherwise, distributions will be reinvested in
Common Shares of the Fund in accordance with the Fund’s dividend reinvestment plan (the “Plan”). The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. See “Distributions” and “Dividend Reinvestment Plan.”
The Fund might not distribute all or a portion of any net capital gain for a taxable year. If the Fund does not distribute all of its net capital gain for a taxable year, it will pay federal income tax on the retained gain.
Each Common Shareholder of record as of the end of the Fund's taxable year will include in income for federal income tax purposes, as long-term capital gain, his or her share of the retained gain, will be deemed to have paid his or her proportionate share of the tax paid by the Fund on such retained gain, and will be entitled to an income tax credit or refund for that share of the tax. The Fund will treat the retained capital gain amount as a substitute for equivalent cash distributions. The
Fund will send shareholders detailed tax information with respect to the
Fund's distributions annually. See “Tax Matters.”
Distributor, Custodian and Transfer Agent
PIMCO Investments LLC, an affiliate of PIMCO, serves as the Fund’s principal underwriter and distributor. State Street Bank and Trust
Company serves as the primary custodian of the Fund’s assets and also provides certain fund accounting, sub-administrative and compliance services to the Fund on behalf of the Investment Manager. UMB Bank,
n.a. serves as a custodian of the Fund for the purpose of processing investor subscriptions and repurchases. SS&C Global Investor and
Distribution Solutions, Inc. (“SS&C”) serves as the Fund’s transfer agent and dividend disbursement agent.  Wells Fargo Bank, N.A., serves as a custodian of certain assets held by the Fund’s Subsidiaries.
Unlisted Closed-End Fund Structure; Limited
Liquidity
The Fund’s Common Shares are not listed for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop for its
Common Shares. Common Shareholders of the Fund are not able to have their Common Shares redeemed or otherwise sell their Common
Shares on a daily basis because the Fund is an unlisted closed-end fund.
In order to provide liquidity to Common Shareholders, the Fund is structured as an “interval fund” and conducts quarterly repurchase offers for a portion of its outstanding Common Shares, as described herein. Investors should consider Common Shares of the Fund to be an illiquid investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

October
30
,
2026
|
Prospectus

6

PIMCO Flexible Credit Income Fund

Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Common Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i)
consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Principal Risks of the Fund
Market Risk
The market price of securities owned by the Fund may fluctuate, sometimes rapidly or unpredictably. Securities may decline in value due to
a variety of
factors affecting (or perceiving to affect) securities
markets generally or particular industries
,
sectors
or companies
represented in the securities markets. The value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, levels of public debt and deficits, changes in inflation, interest or currency rates, financial system instability, adverse changes to credit markets or adverse investor sentiment generally. The value of a security may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously even if the performance of those asset classes is not otherwise historically correlated. Investments may also be negatively impacted by market disruptions and by attempts by other market participants to manipulate the prices of particular investments. Equity securities generally have greater price volatility than fixed income securities. Credit ratings downgrades may also negatively affect securities held by the Fund. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market.
In addition, market risk includes the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, actual or threatened war, terrorism, social
or political
unrest,
recessions, supply chain disruptions, market manipulation, government defaults, government shutdowns, political and regulatory changes, diplomatic developments or the imposition of sanctions and other similar measures, including the imposition of tariffs, or other
U.S. economic policies and any related public health emergencies (such as the spread of infectious diseases, pandemics and epidemics), natural/environmental disasters or events, climate-change and climate related events can all negatively impact the securities markets, which could cause the Fund to lose value.
This includes reliance on global
supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, tariffs, extreme weather events, and natural disasters.
These events could reduce consumer
demand or economic output, result in market closures, changes in interest rates, inflation/deflation, travel restrictions or quarantines, and significantly adversely impact the economy.
As computing technology and data analytics continually advance there has been an increasing trend towards machine driven and artificially intelligent trading systems, particularly providing such systems with increasing levels of autonomy in trading decisions. Regulators of financial markets have become increasingly focused on the potential impact of artificial intelligence on investment activities and may issue regulations that are intended to affect the use of artificial technology in trading activities. Any such regulations may not have the intended affect on financial markets. Moreover, advancements in artificial intelligence and other technologies may suffer from the introduction of errors, defects or security vulnerabilities which can go undetected.
Issues in the
construction and implementation of artificial intelligence
(“AI”) systems
and
models
(
including software issues,
issues related to the use of AI
and machine learning
,
and other technological issues) may adversely
impact the Fund.
AI systems may contain design flaws or faulty
assumptions,
rely on incomplete or inaccurate data inputs,
and may
be
difficult to interpret or audit
.
The
domestic political environment, as well as political and diplomatic events within the United States and abroad, such as the U.S. budget and deficit reduction plan and foreign policy tensions with foreign nations, including embargoes, tariffs, sanctions, trade wars, and other similar developments, has in the past resulted, and may in the future result, in a government shutdown or otherwise adversely affect the U.S. regulatory landscape, the general market environment and/or investor sentiment, which could have an adverse impact on the Fund’s investments and operations. Additional and/or prolonged U.S. federal government shutdowns, U.S. foreign policy, the imposition of tariffs, or other
U.S. economic policies and any related domestic and/or geopolitical tensions may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Governmental and
quasi-governmental authorities and regulators throughout the world have previously responded to serious economic disruptions with a variety of significant fiscal and monetary policy changes including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of these policies, could increase volatility in securities markets, which could adversely affect the Fund’s investments. Any market disruptions could also prevent the Fund from executing advantageous investment decisions in a timely manner. Funds that have focused their investments in a region enduring geopolitical market disruption will face higher risks of loss. Thus, investors should closely monitor current market conditions to determine whether the Fund meets their individual financial needs and tolerance for risk.

7  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

When inflationary price movements occur, fixed income securities markets may experience heightened levels of interest rate, volatility and liquidity risk.
Interest rate increases
in the future could cause the value
of a fund that invests in fixed income securities to decrease, which could force the Fund to liquidate investments at disadvantageous times or prices,
therefore adversely affecting the Fund and its shareholders.
Higher interest rates generally lower the values of
real estate-related
assets
. When this does not occur as expected
,
it presents an increased
risk of a correction or severe downturn in real-estate related asset prices,
which could, by extension, adversely impact the value of other investments (such as loans, securitized debt and other fixed income securities). Such an impact could materialize in one real estate sector and not another, or in a different manner in different real estate sectors.
Examples of the
risks faced by real estate-related assets include: tenant
vacancy rates, increased tenant turnover and tenant concentration;
general real estate headwinds, including delinquencies and difficulties in collecting rents and other payments (which increases the risk of owners being unable to pay or otherwise defaulting on their own borrowings and obligations); decreases in property values; increases in inflation, upkeep costs and other expenses; fluctuations in rents; and increased concentration in ownership of certain types of properties.
Exchanges and securities markets may close early, close late or issue trading halts on specific securities, which may result in, among other things, the Fund being unable to buy or sell certain securities or financial instruments at an advantageous time or accurately price its portfolio investments.
Asset Allocation Risk
The Fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the Fund is that
PIMCO may make less than optimal or poor asset allocation decisions, which could result in the Fund being underweight or overweight in sectors, asset classes, or geographies that perform differently than expected. PIMCO employs an active approach to allocation among multiple fixed income sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that
PIMCO will focus on an investment that performs poorly or
underperforms other investments under various market conditions.
The
Fund could experience losses as a result of these allocation decisions
,
which could result in the Fund being underweight or overweight in sectors, asset classes, or geographies that perform differently than expected
.
Issuer Risk
The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, major litigation, investigations or other controversies, changes in the issuer’s financial condition or credit rating, changes in government regulations affecting the issuer or its competitive environment and strategic initiatives such as mergers, acquisitions or dispositions and the market response to any such initiatives, financial leverage, reputation or reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect one or more other issuers or securities markets as a whole. These risks can apply to the
Common Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.
Repurchase Offers Risk
As described under “Periodic Repurchase Offers” above, the Fund is an
“interval fund” and, in order to provide liquidity to shareholders, the
Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. In all cases, repurchase offers will be for at least 5% and not more than 25% of its outstanding Common Shares at NAV, pursuant to
Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for 5% of its outstanding Common Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment
performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the
Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. To the extent the Fund employs investment leverage, repurchases of Common
Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund may, but is not required to, determine to increase the amount repurchased by up to 2% of the Fund’s
outstanding shares as of the date of the Repurchase Request Deadline.
In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Notwithstanding the foregoing, the Fund may accept all Common Shares tendered for repurchase by shareholders who own less than one hundred Common Shares and who tender all of their

October
30
,
2026
|
Prospectus

8

PIMCO Flexible Credit Income Fund

Common Shares, before prorating Common Shares tendered by other shareholders; provided that, if a shareholder holds shares through a financial intermediary, such intermediary may not be willing or able to arrange for this treatment on such shareholder's behalf. Some shareholders, in anticipation of proration, may tender more Common
Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Common
Shares tendered in a repurchase offer may decline between the
Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of
Common Shares by the Fund may be a taxable event to shareholders.
Large Shareholder Risk
To the extent a large proportion of the Common Shares are held by a small number of shareholders (or a single shareholder), including affiliates of the Investment Manager, the Fund may be adversely impacted if such shareholders purchase or request repurchases of large amounts of Common Shares. For example, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of shareholders (or a single shareholder) may exceed the number of Common Shares that the Fund has offered to repurchase.
If a repurchase offer is oversubscribed, the Fund will repurchase only a pro rata portion of the Common Shares tendered by each shareholder.
In addition, substantial repurchases of Common Shares could result in a decrease in the Fund's net assets, resulting in an increase in the Fund's total annual operating expense ratio. See “Repurchase Offers Risk”
above for additional information about certain risks related to
Repurchase Offers.
Management Risk
The Fund is subject to management risk because it is an actively managed investment portfolio. PIMCO
will apply investment techniques
and risk analysis
and may,
in
some cases, use proprietary models that
are developed and maintained by PIMCO in
making investment
decisions for the Fund
,
or
may determine that certain factors are more
significant than others
.
There
can be no guarantee that these decisions
will produce the desired results or that the due diligence conducted by
PIMCO
will
expose all material risks associated with an investment.
Additionally, PIMCO
may not be able to identify suitable investment
opportunities and may face competition from other investment managers when identifying and consummating certain investments
, or
may determine that certain factors are more significant than others
.
Certain securities or other instruments in which the Fund seeks to invest may not be available in the quantities desired
, including in
circumstances where other funds for which PIMCO acts as investment adviser, including funds with names, investment objectives and policies, and/or portfolio management teams, similar to the Fund, are seeking to invest in the same or similar securities or instruments
. In addition,
regulatory restrictions, actual or perceived conflicts of interest or other considerations may cause PIMCO to restrict or prohibit participation in certain investments. In such circumstances, PIMCO
may determine to
purchase other securities or instruments as substitutes. Such substitute securities or instruments may not perform as intended, which could result in losses to the Fund. To the extent the Fund employs strategies targeting perceived pricing inefficiencies, arbitrage strategies or similar strategies, it is subject to the risk that the pricing or valuation of the securities and instruments involved in such strategies may change unexpectedly, which may result in reduced returns or losses to the Fund.
Additionally, legislative, regulatory or tax developments may adversely affect management of the Fund.
The Fund is also subject to the risk that
deficiencies in the internal systems or controls of PIMCO or another service provider will cause losses for the Fund or hinder Fund operations. For example, trading delays or errors (both human and systemic) could prevent the Fund from purchasing a security expected to appreciate in value.
Please refer to
“Portfolio Managers - Conflicts of
Interest” in the SAI for further information.
Additionally, actual or
perceived conflicts of interest, legislative, regulatory or tax restrictions, policies or developments may affect the investment techniques available to PIMCO
in connection with managing the Fund
,
may cause PIMCO to
restrict or prohibit participation in certain investments
and may also
adversely affect the ability of the Fund to achieve its investment objective. There also can be no assurance that all of the personnel of
PIMCO will continue to be associated with PIMCO for any length of time. The loss of the services of one or more key employees of PIMCO could have an adverse impact on the Fund’s ability to realize its investment objective.
In addition, the Fund may rely on various third-party sources to calculate its NAV. As a result, the Fund is subject to certain operational risks associated with reliance on service providers and service providers’ data sources. In particular, errors or systems failures and other technological issues may adversely impact the Fund’s calculations of its NAV, and such
NAV calculation issues may result in inaccurately calculated NAVs, delays in NAV calculation and/or the inability to calculate NAVs over extended periods. The Fund may be unable to recover any losses associated with such failures.
Interest Rate Risk
Interest rate risk is the risk that fixed income securities and other instruments in the Fund’s portfolio will fluctuate in value because of changes, or the anticipation of changes, in interest rates. Factors including central bank monetary policy, rising inflation rates, and changes in general economic conditions may cause interest rates to rise, which could cause the value of the Fund’s investments to decline. For example, as nominal interest rates rise, the value of certain securities held by the Fund is likely to decrease. Interest rate changes can be sudden and unpredictable, and the Fund may experience losses as a result of movements in interest rates. The Fund may not be able to hedge against changes in interest rates or may choose not to do so for cost or other reasons.
In addition, any hedges may not work as
intended.
Further, fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations
.
The values of equity and other
non-fixed income securities may also decline due to fluctuations.
Duration is a measure used to determine the sensitivity of a security's

9  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

price to changes in interest rates that incorporates a security's yield, coupon, final maturity and call features, among other characteristics.
Duration is useful primarily as a measure of the sensitivity of a fixed income security's market price to interest rate (i.e., yield) movements. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed income investments would generally be expected to decline by one percent for every year of the portfolio's average duration above zero. For example, the value of a portfolio of fixed income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point.
Dividend-paying equity securities, particularly those whose market price is closely related to their yield, may be more sensitive to changes in interest rates. During periods of rising interest rates, the values of such securities may decline and may result in losses to the Fund. Variable and floating rate securities
generally are less sensitive to interest rate
changes but
may decline in value if their interest rates do not rise as
much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.
Inverse floating rate securities may decrease in value if interest rates increase. Inverse floating rate securities may also exhibit greater price volatility than a fixed rate obligation with similar credit quality. When the Fund holds variable or floating rate securities, a decrease (or, in the case of inverse floating rate securities, an increase) in market interest rates will adversely affect the income received from such securities and the NAV of the Fund's shares.
A wide variety of factors can cause interest rates or yields of
U.S. Treasury securities (or yields of other types of bonds) to rise, including but not limited to central bank monetary policies, changing inflation or real growth rates, general economic conditions, increasing bond issuances or reduced market demand for low yielding investments.
Risks associated with changes in interest rates are heightened under certain market conditions
,
such as during times when the U.S.
Federal
Reserve (the “Federal Reserve”) adjusts its
monetary policy
,
whether by
raising or lowering
interest rates
, or when such rates remain at elevated
or historically low levels for a prolonged period
. Further, in market
environments where interest rates are rising, issuers may be less willing or able to make principal and interest payments on fixed-income investments when due. Actions by governments and central banking authorities can result in increases or decreases in interest rates. Periods of higher inflation could cause such authorities to raise interest rates, which may adversely affect the Fund and its investments.
In addition,
changes in monetary policy may exacerbate the risks associated with changing interest rates.
During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates.
Measures such as average duration may not accurately reflect the true interest rate sensitivity of the Fund. This is especially the case if the Fund consists of securities with widely varying durations. Therefore, if the
Fund has an average duration that suggests a certain level of interest rate risk, the Fund may in fact be subject to greater interest rate risk than the average would suggest. This risk is greater to the extent the
Fund uses leverage or derivatives in connection with the management of the Fund
, which would be magnified in the event that initial or
variation margin is not provided by the counterparty to such transactions (or not provided below a certain threshold amount)
.
Convexity is an additional measure used to understand a security's or
Fund's interest rate sensitivity. Convexity measures the rate of change of duration in response to changes in interest rates. With respect to a security's price, a larger convexity (positive or negative) may imply more dramatic price changes in response to changing interest rates. Convexity may be positive or negative. Negative convexity implies that interest rate increases result in increased duration, and vice versa, meaning increased sensitivity in prices in response to changes in interest rates.
Thus, securities with negative convexity, which may include bonds with traditional call features and certain mortgage-backed securities, may experience greater losses in periods of rising interest rates. Accordingly, if the Fund holds such securities, the Fund may be subject to a greater risk of losses in periods of rising interest rates.
Credit Risk
The Fund could experience losses if the issuer or guarantor of a fixed income security (including a security purchased with securities lending collateral),
the counterparty to a derivatives contract,
a repurchase
agreement, a borrower of portfolio securities
or the issuer or guarantor
of collateral,
or a loan of portfolio securities is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments or to otherwise honor its
financial
obligations.
The risk that such issuer, guarantor or counterparty is less willing or able to do so is heightened in market environments where interest rates are changing, notably when rates are rising. The downgrade of the credit rating of a security or of the issuer of a security held by the Fund may decrease its value. Measures such as average credit quality may not accurately reflect the true credit risk of the Fund. This is especially the case if the Fund consists of securities with widely varying credit ratings.
Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings.
This
risk is greater to the extent the Fund uses
leverage or derivatives in connection with the management of the Fund, which would be magnified in the event that initial or variation margin is not provided by the counterparty to such transaction (or not provided below a certain threshold amount). Rising or high interest rates may deteriorate the credit quality of an issuer or counterparty, particularly if an issuer or counterparty faces challenges rolling or refinancing its obligations. The Fund’s investments may be adversely affected if any of the issuers it is invested in are subject to an actual or perceived
(whether by market participants, rating agencies, pricing services or otherwise) deterioration to their credit quality.

October
30
,
2026
|
Prospectus

10

PIMCO Flexible Credit Income Fund

Credit risk includes credit spread risk, which is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their actual or perceived credit quality) may increase when the market believes that investments generally have a greater risk of default. Increasing credit spreads may reduce the market values of the
Fund’s investments. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities. Further, credit spread duration
(a measure of credit spread risk) can vary significantly from interest rate duration (e.g., for floating rate debt securities, credit spread duration typically will be higher than interest rate duration). The Fund may add credit spread duration to its portfolio, for example through the use of derivatives (e.g., credit default swaps), even while it has lower interest rate duration. The credit spread duration of the Fund’s portfolio may vary, in some cases significantly, from its interest rate duration.
Corporate Debt Securities Risk
The market value of corporate debt securities generally may be expected to rise and fall inversely with interest rates. The value of intermediate and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate debt securities are described elsewhere in this prospectus in further detail. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may invest in below investment grade corporate bonds, often referred to as “high yield” securities or “junk bonds.” High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse issuer-specific developments. High yield corporate bonds are subject to the risks described under “Principal Risks of the Fund—High Yield Securities
Risk.” In addition, certain corporate debt securities may be highly customized and as a result may be subject to, among others, liquidity and valuation/pricing transparency risks.
Mortgage-Related and Other Asset-Backed Instruments Risk
The mortgage-related assets in which the Fund may invest include, but are not limited to, any security, instrument or other asset that is related to U.S. or non-U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities or by
non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including real estate mortgage investment conduits (“REMICs”), which could include resecuritizations of REMICs (“Re-REMICs”), mortgage pass-through securities, inverse floaters, collateralized mortgage obligations, CLOs, multi-class pass-through securities, private mortgage pass-through securities, stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and
mortgage-related loans (including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Exposures to mortgage-related assets through derivatives or other financial instruments will be considered investments in mortgage-related assets.
The Fund may also invest in other types of asset-backed securities, including CDOs, CBOs and CLOs and other similarly structured securities. See “The Fund’s Investment Objective and Strategies-Portfolio
Contents and Other Information-Mortgage-Related and Other
Asset-Backed Instruments” in this prospectus and “Investment
Objective and Policies-Mortgage-Related and Other Asset-Backed
Instruments” in the Statement of Additional Information for a
description of the various mortgage-related and other asset-backed instruments in which the Fund may invest and their related risks.
Mortgage-related and other asset-backed instruments represent interests in “pools” of mortgages or other assets such as consumer loans or receivables held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments.
Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. Compared to other fixed income investments with similar maturity and credit, mortgage-related securities may increase in value to a lesser extent when interest rates decline and may decline in value to a similar or greater extent when interest rates rise. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to experience losses.
This is known as extension risk. Mortgage-backed securities can be highly sensitive to rising interest rates, such that even small movements can cause the Fund to lose value. Mortgage-backed securities, and in particular those not backed by a government guarantee, are subject to credit risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the
Fund because the Fund may have to reinvest that money at the lower prevailing interest rates. In addition, the creditworthiness, servicing practices, and financial viability of the servicers of the underlying mortgage pools present significant risks. For instance, a servicer may be required to make advances in respect of delinquent loans underlying the mortgage-related securities; however, servicers experiencing financial difficulties may not be able to perform these obligations. Additionally, both mortgage-related securities and asset-backed securities are subject to risks associated with fraud or negligence by, or defalcation of, their servicers. These securities are also subject to the risks of the underlying

11  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

loans. In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying collateral (e.g., failure to properly document a security interest in the underlying collateral) may affect the rights of security holders in and to the underlying collateral. In addition, the underlying loans may have been extended pursuant to inappropriate underwriting guidelines, to no underwriting guidelines at all, or to fraudulent origination practices. The owner of a
mortgage-backed security’s ability to recover against the sponsor, servicer or originator is uncertain and is often limited. The Fund’s investments in other asset-backed instruments are subject to risks similar to those associated with mortgage-related assets, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed instruments may be largely dependent upon the cash flows generated by the assets backing the instruments, and
asset-backed instruments may not have the benefit of any security interest in the related assets.
Subordinate mortgage-backed or asset-backed instruments are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payments on subordinate mortgage-backed or asset-backed instruments will not be fully paid.
There are multiple tranches of mortgage-backed and asset-backed instruments, offering investors various maturity and credit risk characteristics. For example, tranches may be categorized as senior, mezzanine, and subordinated/equity or “first loss.” The most senior tranche of a mortgage-backed or asset-backed instrument generally has the greatest collateralization and generally pays the lowest interest rate.
If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches generally take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.
Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the “equity” or “residual”
tranche) generally specifically receives the residual interest payments
(i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund may also invest in the residual or equity tranches of mortgage-related and other asset-backed instruments, which may be referred to as subordinate mortgage-backed or asset-backed
instruments and interest-only mortgage-backed or asset-backed instruments. The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed instruments that are more highly rated.
The mortgage markets in the United States and in various foreign countries have experienced extreme difficulties in the past that adversely affected the performance and market value of certain of the
Fund’s mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien mortgage loans) may increase, and a decline in or flattening of housing and other real property values may exacerbate such delinquencies and losses. In addition, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.
With respect to risk retention tranches (i.e., eligible residual interests initially held by the sponsors of commercial mortgage backed securities
(“CMBS”) and other eligible securitizations pursuant to the U.S. Risk
Retention Rules), a third-party purchaser, such as the Fund, must hold its retained interest, unhedged, for at least five years following the closing of the CMBS transaction, after which it is entitled to transfer its interest in the securitization to another person that meets the requirements for a third-party purchaser. Even after the required holding period has expired, due to the generally illiquid nature of such investments, no assurance can be given as to what, if any, exit strategies will ultimately be available for any given position.
In addition, there is limited guidance on the application of the final
U.S. Risk Retention Rules to specific securitization structures. There can be no assurance that the applicable federal agencies charged with the implementation of the final U.S. Risk Retention Rules (e.g., the Federal
Deposit Insurance Corporation (“FDIC”), the Comptroller of the
Currency, the Federal Reserve Board, the SEC, the Department of
Housing and Urban Development, and the Federal Housing Finance
Agency) could not take positions in the future that differ from the interpretation of such rules taken or embodied in such securitizations, or that the final U.S. Risk Retention Rules will not change.
Furthermore, in situations where the Fund invests in risk retention tranches of securitizations structured by third parties, the Fund may be required to execute one or more letters or other agreements, the exact form and nature of which will vary (each, a “Risk Retention
Agreement”) under which it will make certain undertakings designed to ensure such securitization complies with the U.S. Risk Retention Rules.
Such Risk Retention Agreements may include a variety of
representations, warranties, covenants and other indemnities, each of which may run to various transaction parties. If the Fund breaches any undertakings in any Risk Retention Agreement, it will be exposed to claims by the other parties thereto, including for any losses incurred as a result of such breach, which could be significant and exceed the value of the Fund’s investments. Direct investments in mortgages and other types of collateral are subject to risks similar (and in some cases to a greater degree) to those described above.

October
30
,
2026
|
Prospectus

12

PIMCO Flexible Credit Income Fund

Privately-Issued Mortgage-Related Securities Risk
There are no direct or indirect government or agency guarantees of payments in pools created by non-governmental issuers.
Non-governmental or private-label asset-backed securities are not guaranteed, directly or indirectly, by any government, government agency or instrumentality.
Privately-issued mortgage-related securities
are also not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee.
Privately-issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.
Additionally, privately-issued mortgage-related securities, such as privately-held or non-traded REITs, may bear higher fees than publicly-traded REITs. Privately-held REITs generally are exempt from registration under the Securities Act and, as such, are not subject to the same disclosure requirements as REITs registered under the Securities
Act, which may make privately-held REITs more difficult to evaluate from an investment perspective.
Subprime Risk
Loans, and debt instruments collateralized by loans (including shares, certificates, notes or other securities issued by a special purpose entity
(“SPE”) sponsored by an alternative lending platform (i.e., an online lending marketplace or lender that is not a traditional banker, such as a bank) or its affiliates (the “Sponsor”) that represent the right to receive principal and interest payments due on pools of whole loans or fractions of whole loans, which may (but may not) be issued by the Sponsor, held by the SPE (“Alt Lending ABS”)), acquired by the Fund may be subprime in quality, or may become subprime in quality. Although there is no specific legal or market definition of “subprime,” subprime loans are generally understood to refer to loans made to borrowers that display poor credit histories and other characteristics that correlate with a higher default risk. Accordingly, subprime loans, and debt instruments secured by such loans (including Alt Lending ABS), have speculative characteristics and are subject to heightened risks, including the risk of nonpayment of interest or repayment of principal, and the risks associated with investments in high yield securities. In addition, these instruments could be subject to increased regulatory scrutiny. The Fund is not restricted by any particular borrower credit risk criteria and/or qualifications when acquiring loans or debt instruments collateralized by loans.
Municipal Bond Risk
Investing in the municipal bond market involves the risks of investing in debt securities generally and certain other risks. The amount of public information available about the municipal bonds in which the Fund may invest is generally less than that for corporate equities or bonds, and the investment performance of the Fund’s investment in municipal bonds may therefore be more dependent on the analytical abilities of PIMCO than its investments in taxable bonds. The secondary market for municipal bonds, particularly below investment grade bonds in which the Fund may invest, also tends to be less well developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell municipal bonds at attractive prices or value municipal bonds.
The ability of municipal issuers to make timely payments of interest and principal may be diminished during general economic downturns, by litigation, legislation or political events, or by the bankruptcy of the issuer. Budgetary constraints of local, state, and federal governments upon which the issuers may be relying for funding may also impact
Municipal Bonds. Laws, referenda, ordinances or regulations enacted in the future by Congress or state legislatures or the applicable governmental entity could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipal issuers to levy taxes. Issuers of municipal securities also might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays in collecting principal and interest and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses.
The differences in priorities, perspectives and economic
interests of bondholders and taxpayers or users of facilities financed by municipal bonds may affect the remedies available to the Fund in the event of a default.
Adverse economic, business, legal or political
developments might affect all or a substantial portion of the Fund's municipal bonds in the same manner. The Fund will be particularly subject to these risks to the extent that it focuses its investments in municipal bonds in a particular state or geographic region. Municipal securities may also have exposure to potential risks resulting from climate change
and environmental events
, including extreme weather,
flooding
,
fires and other natural disasters
. Climate risks, if materialized,
can adversely impact a municipal issuer’s financial plans in current or future years or may impair a funding source
for
municipal issuer’s
revenue bonds. As a result, the impact of climate risks could adversely impact the value of the Fund’s municipal securities investments.
The Fund may invest in trust certificates issued in tender option bond programs. In these programs, a trust typically issues two classes of certificates and uses the proceeds to purchase municipal securities having relatively long maturities and bearing interest at a fixed interest rate substantially higher than prevailing short-term tax-exempt rates.
There is a risk that the Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax.
Certain tender option bonds may be less liquid or may become less liquid as a result of, among other things, a credit rating downgrade, a payment default or a disqualification from tax-exempt status. The Fund’s

13  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

investment in the securities issued by a tender option bond trust may involve greater risk and volatility than an investment in a fixed rate bond, and the value of such securities may decrease significantly when market interest rates increase. Tender option bond trusts could be terminated due to market, credit or other events beyond the Fund’s control, which could require the Fund to dispose of portfolio investments at inopportune times and prices. The Fund may use a tender option bond program as a way of achieving leverage in its portfolio, in which case the Fund will be subject to leverage risk. The use of tender option bonds will impact the Fund's duration and cause the Fund to be subject to increased duration and interest rate risk.
The Fund may invest in revenue bonds, which are typically issued to fund a wide variety of capital projects including electric, gas, water and sewer systems; highways, bridges and tunnels; port and airport facilities;
colleges and universities; and hospitals. Because the principal security for a revenue bond is generally the net revenues derived from a particular facility or group of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source or annual revenues, there is no guarantee that the particular project will generate enough revenue to pay its obligations, in which case the Fund’s performance may be adversely affected.
The Fund may invest in participations in lease obligations or installment purchase contract obligations of municipal authorities or entities.
Although a municipal lease obligation does not constitute a general obligation of the municipality for which the municipality's taxing power is pledged, a municipal lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the municipal lease obligation. However, certain municipal lease obligations contain “non-appropriation” clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a
“non-appropriation” lease, the Fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and the disposition or re-leasing of the property might prove difficult.
Municipal securities are also subject to interest rate, credit, and liquidity risk.
The tax-exempt status of municipal securities is subject to
legislative risk. Congress or state legislatures could enact laws that eliminate or reduce the tax-exempt status of interest payments on some or all municipal securities, which could adversely affect the Fund and its shareholders.
Interest Rate Risk
The value of municipal securities, similar to other fixed income securities, will likely drop as interest rates rise in the general market.
Conversely, when rates decline, bond prices generally rise.
Credit Risk
The risk that a borrower may be unable to make interest or principal payments when they are due. Funds that invest in municipal securities rely on the ability of the issuer to service its debt. This subjects the Fund to credit risk in that the municipal issuer may be fiscally unstable or exposed to large liabilities that could impair its ability to honor its financial obligations. Municipal issuers with significant debt service requirements, in the near-to mid-term; unrated issuers and those with less capital and liquidity to absorb additional expenses may be most at risk. To the extent the Fund invests in lower quality or high yield municipal securities, it may be more sensitive to the adverse credit events in the municipal market. The treatment of municipalities in bankruptcy is more uncertain, and potentially more adverse to debt holders, than for corporate issues.
Liquidity Risk
The risk that investors may have difficulty finding a buyer when they seek to sell, and therefore, may be forced to sell at a discount to the market value. Liquidity may sometimes be impaired in the municipal market and because the Fund primarily invests in municipal securities, it may find it difficult to purchase or sell such securities at opportune times. The municipal securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to a variety of factors, including overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity also may be caused by a rise in interest rates (or the expectation of a rise in interest rates). Liquidity can be impaired due to interest rate concerns, credit events, or general supply and demand imbalances. Depending on the particular issuer and current economic conditions, municipal securities could be deemed more volatile investments.
In addition to general municipal market risks, different municipal sectors may face different risks. For instance, general obligation bonds are secured by the full faith, credit, and taxing power of the municipality issuing the obligation. As such, timely payment depends on the municipality's ability to raise tax revenue and maintain a fiscally sound budget. The timely payments may also be influenced by any unfunded pension liabilities or other post-employee benefit plan liabilities.
Revenue bonds are secured by special tax revenues or other revenue sources. If the specified revenues do not materialize, then the bonds may not be repaid.
Private activity bonds are yet another type of municipal security.
Municipalities use private activity bonds to finance the development of industrial facilities for use by private enterprise. Principal and interest payments are to be made by the private enterprise benefiting from the development, which means that the holder of the bond is exposed to the risk that the private issuer may default on the bond.
Moral obligation bonds are usually issued by special purpose public entities. If the public entity defaults, repayment becomes a “moral obligation” instead of a legal one. The lack of a legally enforceable right to payment in the event of default poses a special risk for a holder of the bond because it has little or no ability to seek recourse in the event of default.

October
30
,
2026
|
Prospectus

14

PIMCO Flexible Credit Income Fund

In addition, a significant restructuring of federal income tax rates or even serious discussion on the topic in Congress could cause municipal bond prices to fall. The demand for municipal securities is strongly influenced by the value of tax-exempt income to investors relative to taxable income. Lower income tax rates potentially reduce the advantage of owning municipal securities.
Similarly, changes to state or federal regulation tied to a specific sector, such as the hospital sector, could have an impact on the revenue stream for a given subset of the market.
Municipal notes are similar to general municipal debt obligations, but they generally possess shorter terms. Municipal notes can be used to provide interim financing and may not be repaid if anticipated revenues are not realized.
High Yield Securities Risk
To the extent that the Fund invests in high yield securities and unrated securities of similar credit quality (commonly known as “high yield securities” or “junk bonds”), the Fund may be subject to greater levels of market risk, credit risk, call risk and liquidity risk than funds that do not invest in such securities, which could have a negative effect on the
NAV and market price of the Fund's Common Shares or Common Share dividends.
High yield securities involve the risk of substantial or total loss of principal, and their values may be more volatile than other types of securities. High yield securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly leveraged or indebted than other companies, or are financially distressed, and therefore they typically have more difficulty making scheduled payments of principal and interest than issuers of higher rated investments.
These securities are considered predominantly
speculative by ratings agencies with respect to an issuer's continuing ability to make principal and interest payments, and their value may be more volatile than other types of securities
and may result in substantial
or total loss of income and principal
. An economic downturn or
individual issuer developments could adversely affect the market for these securities and reduce the Fund's ability to sell these securities at an advantageous time or price. An economic downturn could also lead to a higher non-payment rate and, a high yield security may lose significant market value before a default occurs. The Fund may purchase distressed securities that are in default or the issuers of which are in bankruptcy, which involve heightened risks.
High yield securities structured as zero-coupon bonds or pay-in-kind securities tend to be especially volatile as they are particularly sensitive to downward pricing pressures from rising interest rates or widening spreads and may require the Fund to make taxable distributions of imputed income without receiving the actual cash currency. Issuers of high yield securities may have the right to “call” or redeem the issue prior to maturity, which may result in the Fund having to reinvest the proceeds in other high yield securities or similar instruments that may pay lower interest rates. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in high yield securities.
Consequently, transactions in high yield securities may involve greater costs than transactions in more actively traded securities. A lack of publicly
available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make high yield debt more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the
Fund being unable to realize full value for these securities and/or may result in the Fund not receiving the proceeds from a sale of a high yield security for an extended period after such sale, each of which could result in losses to the Fund. Because of the risks involved in investing in high yield securities, an investment in the Fund should be considered speculative.
In general, lower rated debt securities carry a greater degree of risk that the issuer will lose its ability to make interest and principal payments, which could have a negative effect on the Fund. Securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal and are commonly referred to as “high yield” securities or “junk bonds.” High yield securities involve a greater risk of default and their prices are generally more volatile and sensitive to actual or perceived negative developments. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. The Fund may purchase stressed or distressed securities that are in default or the issuers of which are in bankruptcy, which involve heightened risks. An economic downturn could severely affect the ability of issuers
(particularly those that are highly leveraged) to service or repay their debt obligations. Lower-rated securities are generally less liquid than higher-rated securities, which may have an adverse effect on the Fund's ability to dispose of them.
High yield securities are particularly sensitive
to adverse economic, market, industry or issuer-specific developments, which may result in an increased incidence of default.
For example,
under adverse market or economic conditions, the secondary market for below investment grade securities could contract further, independent of any specific adverse changes in the condition of a particular issuer, and certain securities in the Fund's portfolio may become illiquid or less liquid. As a result, the Fund could find it more difficult to sell these securities or may be able to sell these securities only at prices lower than if such securities were widely traded.
In the event of default, the
Fund may incur additional expenses to seek recovery or to negotiate new terms with a defaulting issuer.
To the extent the Fund focuses on
below investment grade debt obligations, PIMCO's capabilities in analyzing credit quality and associated risks will be particularly important, and there can be no assurance that PIMCO will be successful in this regard. Due to the risks involved in investing in high yield securities, an investment in the Fund should be considered speculative.
The Fund's credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency or PIMCO downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security, PIMCO may consider factors including, but not limited to, PIMCO's assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the

15  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

rating, if any, assigned to such security by other rating agencies. Analysis of creditworthiness may be more complex for issuers of high yield securities than for issuers of higher quality debt securities.
Distressed and Defaulted Securities Risk
Investments in the securities of financially distressed issuers involve substantial risks, including the risk of default. Distressed securities generally trade significantly below “par” or full value because investments in such securities and debt of distressed issuers or issuers in default are considered speculative and involve substantial risks in addition to the risks of investing in high-yield bonds. Such investments may be in default at the time of investment. In addition, these securities may fluctuate more in price, and are typically less liquid. The Fund also will be subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially distressed issuers will eventually be satisfied. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. In any such proceeding relating to a defaulted obligation, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Moreover, any securities received by the Fund upon completion of a workout or bankruptcy proceeding may be less liquid, speculative or restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of
reorganization with respect to the securities of a distressed issuer, the
Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.
Also among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. PIMCO’s judgments about the credit quality of a financially distressed issuer and the relative value of its securities may prove to be wrong.
Senior Debt Risk
The Fund
will
be subject to greater levels of credit risk than funds that
do not invest in below investment grade senior debt. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in senior debt. Restrictions on transfers in loan agreements, a lack of publicly available information and other factors may, in certain instances, make senior debt more difficult to sell at an advantageous time or price than other types of securities or instruments. Additionally, if the issuer of senior debt prepays, the Fund will have to consider reinvesting the proceeds in other senior debt or similar instruments that may pay lower interest rates.
Loans and Other Indebtedness; Loan Acquisitions,
Participations and Assignments Risk
Loan interests may take the form of (i) direct interests acquired during a primary distribution or other purchase of a loan, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in all or a portion of a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund's exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the
creditworthiness of the borrower for payment of principal and interest.
Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the value of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the
Fund
’
s share price and yield could be adversely affected. Loans that are fully secured may offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal if the Fund is able to access and monetize the collateral. However, the collateral underlying a loan, if any, may be unavailable or insufficient to satisfy a borrower
’
s obligation. If the Fund becomes owner, whole or in
part, of any collateral after a loan is foreclosed, the Fund may incur costs associated with owning and/or monetizing its ownership of the collateral.
During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, or changing interest rates (notably increases), delinquencies and losses generally increase, sometimes dramatically, with respect to obligations under such loans. An economic downturn or individual corporate developments could adversely affect the market for these instruments and reduce the Fund’s ability to sell these instruments at an advantageous time or price. An economic downturn could also lead to a higher non-payment rate and, a loan may lose significant market value before a default occurs.
Investments in loans through a purchase of a loan, loan origination or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral.
Moreover, the purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement with the same rights and obligations as the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. The Fund may also invest in loans that are not secured by collateral which typically present greater risks than collateralized loans.
The Fund may obtain exposure to loans made to private investment vehicles, including private funds that are not registered under the 1940
Act. Such loans may be for various purposes, including but not limited to, subscription line or “sub-line” credit facilities secured by the uncalled

October
30
,
2026
|
Prospectus

16

PIMCO Flexible Credit Income Fund

capital commitments of such private investment vehicles' investors.
Although such capital commitments are typically subject to legally binding agreements, there can be no assurance that the investors will meet their funding obligations when called. As a result, the Fund may be subject to the risk of delay or default in repayment of the loan, which could negatively impact the Fund's performance. Additionally, the Fund may face liquidity risks if the private investment vehicle is unable to draw on capital commitments in a timely manner.
In connection with purchasing loan participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the loan participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.
A bankruptcy
court may restructure the payment obligations under the loan so as to reduce the amount to which the Fund would be entitled or extended the time for payment. A court could subordinate the Fund's rights to the rights of other creditors of the borrower under applicable law. Various laws enacted for the protection of borrowers may apply to loans, and a bankruptcy proceeding against a borrower could delay or limit the ability of the Fund to collect principal and interest payments on such loans.
Certain loan participations may be structured in a manner
designed to prevent purchasers of participations from being subject to the credit risk of the lender, but even under such a structure, in the event of the lender’s insolvency, the lender’s servicing of the participation may be delayed and the assignability of the participation impaired.
The Fund may have difficulty disposing of loans and loan participations.
Because there may not be a liquid market for many such investments, the Fund anticipates that such investments could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such investments and the Fund
’
s ability to dispose of particular loans and loan
participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund
’
s portfolio.
Investments in loans may include participations in bridge loans, which are loans taken out by borrowers for a short period (typically less than one year) pending arrangement of more permanent financing through, for example, the issuance of bonds, frequently high yield bonds issued for the purpose of acquisitions.
Investments in loans may include
acquisitions
of, or participation in,
delayed draw and delayed funding loans and revolving credit facilities.
These commitments may have the effect of requiring the Fund to increase its investment in a borrower at a time when it might not otherwise decide to do so (including at a time when the company
’
s
financial condition makes it unlikely that such amounts will be repaid).
Delayed draw and delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. Further, the Fund may need to hold liquid assets in order to provide funding for these types of commitments, meaning the Fund may not be able to invest in other attractive investments, or the Fund may need to liquidate existing assets in order to provide such funding.
More generally, sales of the Fund's
portfolio holdings may result in short-term capital gains (which are generally taxed to shareholders at ordinary income tax rates when distributed net of short-term capital losses and net of long-term capital losses), potentially subjecting shareholders of the Fund to adverse tax consequences.
The Fund may invest in debtor-in-possession financings (commonly known as “DIP financings”). DIP financings are arranged when an entity seeks the protections of the bankruptcy court under Chapter 11 of the
U.S. Bankruptcy Code. These financings allow the entity to continue its business operations while reorganizing under Chapter 11. Such financings constitute senior liens on an unencumbered security (i.e., a security not subject to other creditors' claims). There is a risk that the entity will not emerge from Chapter 11 and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of a liquidation, the Fund's only recourse will be against the property securing the DIP financing.
The Fund may invest in loans used to finance the cost of construction, acquisition, development, and/ or rehabilitation of a property including, but not limited to, development of single-family for-sale homes, multi-family rentals and/or commercial facilities. Such construction lending may expose the Fund to increased risk of non-payment and loss because the loan is not backed by a finished project. Such risk may depend on the nature of the construction and the relevant counterparty or counterparties, which may include, but not be limited to, homebuilders, private developers and/or entities with limited capital.
Repayment of these types of loans may depend on the borrower’s ability to secure permanent “take-out” financing, which requires the successful completion of the project, or operation of the property with an income stream sufficient to meet operating and loan expenses. In addition, these types of loans are subject to the risk of errors in estimations of the property’s value at completion of construction and the estimated cost of construction, as well as the risk that the projects may not be completed and have limited liquidity.
To the extent the Fund invests in loans,
including, but not limited to,
bank loans, non-syndicated loans,
the residual or equity tranches of
mortgage-related and other asset-backed securities, which may be referred to as subordinate mortgage-backed or asset-backed securities and interest-only mortgage-backed or asset-backed securities, and other investments, or
originates loans, the Fund may be subject to greater
levels of credit risk, call risk, settlement risk, risk of subordination to other creditors, insufficient or lack of protection under federal securities laws and liquidity risk. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make

17  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith.
Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”).
Restrictions on transfers in loan agreements, a lack of publicly available information, irregular trading activity and wide bid/ask spreads, among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to the Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than seven days, which may result in cash not being
immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of such risks involved in investing in loans, an investment in the Fund should be considered speculative.
The Fund’s investments in subordinated and unsecured loans generally are subject to similar risks as those associated with investments in secured loans. Subordinated or unsecured loans are lower in priority of payment to secured loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated and unsecured loans generally have greater price volatility than secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated or unsecured loans, which would create greater credit risk exposure for the holders of such loans. Subordinate and unsecured loans share the same risks as other below investment grade securities.
There may be less readily available information about most loans and the underlying borrowers than is the case for many other types of securities. Loans may be issued by borrowers that are not subject to SEC reporting requirements and therefore may not be required to file reports with the SEC or may file reports that are not required to comply with
SEC form requirements. In addition, such borrowers may be subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Because there is limited public information available regarding loan investments, the
Fund is particularly dependent on the analytical abilities of the Fund’s
Investment Manager
.
Economic exposure to loan interests through the use of derivative transactions may involve greater risks than if the Fund had invested in the loan interest directly during a primary distribution, through direct originations or through assignments of, novations of or participations in a loan acquired in secondary markets since, in addition to the risks described above, certain derivative transactions may be subject to leverage risk and greater illiquidity risk, counterparty risk, valuation risk and other risks.
Loan Origination Risk
The Fund may originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) and emerging market entities and individuals. Loans may carry significant credit risks
(for example, a borrower may not have a credit rating or score or may have a rating or score that indicates significant credit risk). This may include loans to public or private firms or individuals, such as in connection with housing development projects. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund's investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments having high exposure to certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Common
Shareholders.
Bridge loans are generally made with the expectation that the borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk. A borrower's use of bridge loans also involves the risk

October
30
,
2026
|
Prospectus

18

PIMCO Flexible Credit Income Fund

that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower's perceived creditworthiness.
Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies' financial results. To the extent the
Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its holdings.
Foreign Loan Originations Risk
The Fund may originate loans to foreign entities and individuals, including foreign (non-U.S.) and emerging market entities and individuals. Such loans may involve risks not ordinarily associated with exposure to loans to United States entities and individuals. The foreign lending industry may be subject to less governmental supervision and regulation than exists in the United States; conversely, foreign regulatory regimes applicable to the lending industry may be more complex and more restrictive than those in the United States, resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors, such as the Fund. Foreign lending may not be subject to accounting, auditing, and financial reporting standards and practices comparable to those in the United States
.
Due to differences in legal
systems, there may be difficulty in obtaining or enforcing a court judgment outside the United States
.
In addition, to the extent that
investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. The Fund’s loans to foreign entities and individuals may be subject to risks of increased transaction costs, potential delays in settlement or unfavorable differences between the U.S. economy and foreign economies.
The Fund’s exposure to loans to foreign entities and individuals may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. In addition, fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of the Fund’s exposure to loans to foreign entities and individuals. The Fund is unlikely to be able to pass through to its shareholders foreign income tax credits in respect of any foreign income taxes it pays.
Privacy and Data Security Risk
The Gramm-Leach-Bliley Act (“GLBA”) and other laws limit the disclosure of certain non-public personal information about a consumer to non-affiliated third parties and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with both affiliates and non-affiliated third parties.
Many states and a number of non-U.S. jurisdictions have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission and SEC implement the GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these
GLBA and other requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’
personal information securely and dispose of it properly.
The Fund generally does not intend to obtain or hold borrowers’
non-public personal information, and the Fund has implemented procedures reasonably designed to prevent the disclosure of borrowers’
non-public personal information to the Fund. However, service providers to the Fund or its direct or indirect fully-owned subsidiaries, including their custodians and the platforms acting as loan servicers for the Fund or its direct or indirect fully-owned subsidiaries, may obtain, hold or process such information. The Fund
and entities that interact with the
Fund, including service providers, custodians and platforms are susceptible to operational, information security and related cybersecurity risks. The Fund
cannot guarantee the security of non-public personal
information in the possession of such a service provider and cannot guarantee that service providers have been and will continue to comply with the GLBA, other data security and privacy laws and any other related regulatory requirements. Violations of the GLBA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. The Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.
Platform Risk
The Alt Lending ABS in which the Fund may invest are typically not listed on any securities exchange and not registered under the Securities Act.
In addition, the Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or non-existent secondary market. Accordingly, the Fund currently expects that certain of the investments it may make in Alt Lending ABS will face heightened levels of liquidity risk. Although currently there is generally no reliable, active secondary market for certain Alt Lending ABS, a secondary market for these Alt Lending ABS may develop. If the Fund purchases Alt Lending ABS on an alternative lending platform, the Fund will have the right to receive principal and interest payments due on loans underlying the Alt Lending ABS only if the platform servicing the

19  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

loans receives the borrower’s payments on such loans and passes such payments through to the Fund. If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding principal or interest due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated, the loan may be unsecured or under-collateralized and/or it may be impracticable to commence a legal proceeding against the defaulting borrower.
The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding underlying loans. Although PIMCO may conduct diligence on the platforms, the
Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans underlying the Alt Lending ABS owned by the Fund, which the Fund observes directly as payments are received. With respect to Alt Lending ABS that the Fund purchases in the secondary market
(i.e., not directly from an alternative lending platform), the Fund may not perform the same level of diligence on such platform or at all. The Fund may not review the particular characteristics of the loans collateralizing an Alt Lending ABS, but rather negotiate in advance with platforms the general criteria of the underlying loans. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.
The Fund relies on the borrower’s credit information, which is provided by the platforms. However, such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan. The platforms’ credit decisions and scoring models may be based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the
Fund’s performance.
In addition, the underlying loans, in some cases, may be affected by the success of the platforms through which they are facilitated. Therefore, disruptions in the businesses of such platforms may also negatively impact the value of the Fund’s investments. In addition, disruption in the business of a platform could limit or eliminate the ability of the Fund to invest in loans originated by that platform, and therefore the Fund could lose some or all of the benefit of its diligence effort with respect to that platform.
Platforms are for-profit businesses that, as a general matter, generate revenue by collecting fees on funded loans from borrowers and by assessing a loan servicing fee on investors, which may be a fixed annual amount or a percentage of the loan or amounts collected. This business could be disrupted in multiple ways; for example, a platform could file for bankruptcy or a platform might suffer reputational harm from negative publicity about the platform or alternative lending more generally and the loss of investor confidence in the event that a loan facilitated through the platform is not repaid and the investor loses money on its investment. Many platforms and/or their affiliates have incurred operating losses since their inception and may continue to incur net losses in the future, particularly as their businesses grow and they incur additional operating expenses.
Platforms may also be forced to defend legal action taken by regulators or governmental bodies. Alternative lending is a newer industry operating in an evolving legal environment. Platforms may be subject to risk of litigation alleging violations of law and/or regulations, including, for example, consumer protection laws, whether in the U.S. or in foreign jurisdictions. Platforms may be unsuccessful in defending against such lawsuits or other actions and, in addition to the costs incurred in fighting any such actions, platforms may be required to pay money in connection with the judgments, settlements or fines or may be forced to modify the terms of its borrower loans, which could cause the platform to realize a loss or receive a lower return on a loan than originally anticipated. Platforms may also be parties to litigation or other legal action in an attempt to protect or enforce their rights or those of affiliates, including intellectual property rights, and may incur similar costs in connection with any such efforts.
The Fund’s investments in Alt Lending ABS may expose the Fund to the credit risk of the issuer. Generally, such instruments are unsecured obligations of the issuer; an issuer that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its obligations to the Fund, even if the payments on the underlying loan or loans continue to be made timely and in full. In addition, when the Fund owns Alt Lending ABS, the Fund and its custodian generally do not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans.
Therefore, the Fund is more dependent on the platform for servicing than if the Fund had owned whole loans through the platform. Where such interests are secured, the Fund relies on the platform to perfect the
Fund’s security interest. In addition, there may be a delay between the time the Fund commits to purchase an instrument issued by a platform, its affiliate or a special purpose entity sponsored by the platform or its affiliate and the issuance of such instrument and, during such delay, the funds committed to such an investment will not earn interest on the investment nor will they be available for investment in other alternative lending-related instruments, which will reduce the effective rate of return on the investment. The Fund’s investments in Alt Lending ABS may be illiquid.
Liquidity Risk
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund may invest without
limitation
in illiquid investments. Liquidity risk exists when
particular investments are difficult to purchase or sell. Illiquid investments are investments that the Fund reasonably expects cannot

October
30
,
2026
|
Prospectus

20

PIMCO Flexible Credit Income Fund

be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid investments may become harder to value, especially in changing markets. The Fund’s investments in illiquid investments may reduce the returns of the Fund because it may be unable to sell the illiquid investments at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking advantage of other investment opportunities. Illiquidity can be caused by, among other things, a drop in overall market trading volume, an inability to find a willing buyer, or legal restrictions on the securities’ resale
, capital controls, delays or
limits on repatriation of local currency, or insolvency of local governments
. Additionally, the market for certain investments may
become illiquid under adverse market or economic conditions
independent of any specific adverse changes in the conditions of a particular issuer,
changes in interest rates,
elevated
volatility,
market or
geopolitical disruptions,
economic uncertainty
or public health crises
.
There can be no assurance that an investment that is deemed to be liquid when purchased will continue to be liquid while it is held by the
Fund and/or when the Fund wishes to dispose of it. Bond markets have consistently grown over
time
while the capacity for traditional dealer
counterparties to engage in fixed income trading has not kept pace with
the growth of bond markets and may remain constrained
. As a result,
dealer inventories of corporate bonds, which provide a core indication of the ability of financial intermediaries to “make markets,”
remain limited
relative to the size of the market
. Because market makers seek to
provide stability to a market through their intermediary services, the significant reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the fixed income markets
,
especially
during periods of economic uncertainty
or market stress
. In
such cases, the Fund, due to
the difficulty in purchasing and selling such
securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that the Fund’s principal investment strategies involve securities of companies with smaller market capitalizations, foreign (non-U.S.) securities, Rule 144A securities, illiquid sectors of fixed income securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk.
Further, fixed income securities with longer durations until maturity face heightened levels of liquidity risk as compared to fixed income securities with shorter durations until maturity. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers)
and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.
To the extent the Fund invests in Alt Lending ABS, the Alt Lending ABS in which the Fund invests are typically not listed on any securities exchange and not registered under the Securities Act. In addition, the
Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or non-existent secondary market. Accordingly, the Fund currently expects that certain of its investments in Alt Lending ABS will face heightened levels of liquidity risk. Although currently there is generally no active reliable, secondary market for certain Alt Lending ABS, a secondary market for these alternative lending-related instruments may develop.
Liquidity risk also refers to the risk that the Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out derivatives or meet the liquidity demands that derivatives can create to make payments of margin, collateral, or settlement payments to counterparties. The Fund may have to sell a security at a disadvantageous time or price to meet such obligations. The action(s) of governments and regulators may have the effect of reducing market liquidity, market resiliency and money supply.
“Covenant-Lite” Obligations Risk
Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. Covenant-lite loans carry a risk that the borrower could transfer or encumber its assets, which could reduce the amount of assets that can be used to satisfy debts and result in losses for debtholders. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
Reinvestment Risk
Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the
Investment Manager believes
the current
holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels and the market price, NAV and/or overall return of the Common Shares.
Call Risk
Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality)
, and changes in the rate at

21  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

which prepayments or redemptions occur can affect the return on investment of these securities
. If an issuer calls a security in which the
Fund has invested, the Fund may not recoup the full amount of its initial investment or may not realize the full anticipated earnings from the investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.
Foreign (Non-U.S.) Investment Risk
Foreign (non-U.S.) securities may experience more rapid and extreme changes in value than securities of U.S. issuers or securities that trade exclusively in U.S. markets. The securities markets of many foreign
(non-U.S.)
countries are relatively small
or less developed
, with a limited
number of companies representing a small number of industries.
Additionally, issuers of foreign (non-U.S.) securities are usually not subject to the same degree of regulation as U.S. issuers. Financial reporting, legal, corporate governance, accounting, auditing and custody standards of foreign countries differ, in some cases significantly, from
U.S. standards. Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. Foreign (non-U.S.) market trading hours, clearance and settlement procedures, and holiday schedules may limit the Fund's ability to buy and sell securities. Investments in foreign
(non-U.S.) markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. The governments of certain countries may prohibit or impose substantial restrictions on foreign (non-U.S.) investing in their capital markets or in certain sectors or industries
, which can decrease
the investment opportunities for the Fund subject to such limits
. In
addition,
restrictions may be imposed after the Fund has invested in a jurisdiction and potentially force the Fund to block the investment, to block or reject payments due in connection with the investment, to be unable to divest or transfer an asset or to dispose of an investment at an inopportune time or price. Furthermore, repatriation of investment income,
capital and the proceeds of sales by foreign investors may
require governmental registration and/or approval in some countries. In addition, a foreign
(non-U.S.) government may limit or cause delay in
the convertibility or repatriation of its currency which would adversely affect the U.S. dollar value and/or liquidity of investments denominated in that currency. Certain foreign (non-U.S.) investments may become less liquid in response to market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil
and may render holdings in that
foreign (non-U
.
S.)
country illiquid or even worthless.
A reduction in
trading in securities of issuers located in countries whose economies are heavily dependent upon trading with key partners may have an adverse impact on the Fund's investments.
Also, nationalization, expropriation or confiscatory taxation, unstable governments, decreased market liquidity, currency blockage, market disruptions, political changes, security suspensions
,
diplomatic
developments, trade restrictions (including tariffs) or the imposition of sanctions or other similar measures could adversely affect the Fund’s investments in a foreign (non-U.S.) country and may render holdings in that foreign (non-U.S.) country illiquid or even worthless. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in foreign (non-U.S.) securities. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is difficult to ascertain. These types of measures may include, but are not limited to, banning a sanctioned country or certain persons or entities associated with such country from global payment systems that facilitate cross-border payments, restricting securities transactions, restricting dealings with entities that are critical to the infrastructure of securities and related transactions in specific jurisdictions, restricting transactions in specified sectors of certain countries, and freezing the assets of particular countries, entities or persons. The imposition of sanctions and other similar measures could impact the Fund's portfolio holdings by
, among other things,
reducing
their
value and/or liquidity
or causing a
downgrade
in
credit ratings
.
In
addition,
these measures could result
in
currency devaluation or
volatility, and increased market volatility and
/or economic
disruption in
the securities or sanctioned country and throughout the world.
Sanctions and other similar measures could directly or indirectly limit or prevent the Fund from buying and selling securities, receiving interest or principal payments due on the securities, significantly delay or prevent the settlement of
securities transactions and adversely impact the
Fund's liquidity and performance and/or prevent the liquidation
,
closure
or other activities
of a portfolio holding sanctioned securities.
The U.S. government may renegotiate some of its global trade relationships with foreign governments and may impose or threaten to impose significant tariffs. The imposition of tariffs, trade restrictions, currency restrictions or similar actions (or retaliatory measures taken in response to such actions) could contribute to volatility or overall declines in the U.S. and global investment markets. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated.To the extent that the Fund invests a significant portion of its assets in a specific geographic region or in securities denominated in a particular foreign (non-U.S.) currency, the Fund will generally have more exposure to regional economic risks, including weather emergencies and natural disasters, associated with foreign (non-U.S.) investments. Additionally, events and evolving conditions in certain markets or regions may alter the risk profile of investments tied to those markets or regions. This may cause investments tied to such markets or regions to become riskier or more volatile, even when investments in such markets or regions were perceived as comparatively stable historically. Foreign (non-U.S.)
securities may also be less liquid (particularly during market closures due to local market holidays or other reasons) and more difficult to value than securities of U.S. issuers.
Investments in Russia.

The Fund may invest in securities and
instruments that are economically tied to Russia. Investments in Russia are subject to various risks such as, but not limited to political, economic, legal, market and currency risks. The risks include uncertain political and economic policies, short -term market volatility, poor

October
30
,
2026
|
Prospectus

22

PIMCO Flexible Credit Income Fund

accounting standards, corruption and crime, an inadequate regulatory system, regional armed conflict and unpredictable taxation. Investments in Russia are particularly subject to the risk that further economic sanctions, export and import controls, and other similar measures may be imposed by the United States and/or other countries. Other similar measures may include, but are not limited to, banning or expanding bans on Russia or certain persons or entities associated with Russia from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing Russian assets or those of particular countries, entities or persons with ties to Russia (e.g., Belarus). Such sanctions and other similar measures - which may impact companies in many sectors, including energy, financial services, technology, accounting, quantum computing, shipping, aviation, metals and mining, defense, architecture, engineering, construction, manufacturing and transportation, among others - and Russia's countermeasures may negatively impact the
Fund's performance and/or ability to achieve its investment objectives.
For example, certain investments may be prohibited and/or existing investments may become illiquid (e.g., in the event that transacting in certain existing investments is prohibited, securities markets close, or market participants cease transacting in certain investments in light of geopolitical events, sanctions or related considerations), which could render any such securities held by the Fund unmarketable for an indefinite period of time and/or cause the Fund to sell other portfolio holdings at a disadvantageous time or price or to continue to hold investments that the Fund no longer seeks to hold. In addition, such sanctions or other similar measures, and the Russian government's response, could result in a downgrade of Russia's credit rating or of securities of issuers located in or economically tied to Russia, devaluation of Russia's currency and/or increased volatility with respect to Russian securities and the ruble. Moreover, disruptions caused by
Russian military action or other actions (including cyberattacks, espionage or other asymmetric measures) or resulting actual or threatened responses to such activity may impact Russia's economy and
Russian and other issuers of securities in which the Fund is invested.
Such resulting actual or threatened responses may include, but are not limited to, purchasing and financing restrictions, withdrawal of financial intermediaries, boycotts or changes in consumer or purchaser preferences, sanctions, export and import controls, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians. Any actions by Russia made in response to such sanctions or retaliatory measures could further impair the value and liquidity of Fund investments. Sanctions and other similar measures have resulted in defaults on debt obligations by certain corporate issuers and the Russian Federation that could lead to cross-defaults or cross-accelerations on other obligations of these issuers. The Russian securities market is characterized by limited volume of trading, resulting in difficulty in obtaining accurate prices and trading. These issues can be magnified as a result of sanctions and other similar measures that may be imposed and the Russian government's response.

The Russian securities market, as compared to U.S. markets, has significant price volatility, less liquidity, a smaller market capitalization and a smaller number of traded securities. There may be little publicly available information about issuers. Settlement, clearing and registration of securities transactions are subject to risks. Prior to the implementation of the National Settlement Depository (“NSD”), a
recognized central securities depository, there was no central registration system for equity share registration in Russia, and registration was carried out by either the issuers themselves or by registrars located throughout Russia. Title to Russian equities held through the NSD is now based on the records of the NSD and not the registrars. Although the implementation of the NSD has enhanced the efficiency and transparency of the Russian securities market, issues resulting in loss can still occur. In addition, sanctions by the European
Union against the NSD, as well as the potential for sanctions by other governments, could make it more difficult to conduct or confirm transactions involving Russian securities. Ownership of securities issued by Russian companies that are not held through depositories such as the NSD may be recorded by companies themselves and by registrars.
Moreover, changes in Russian laws and regulations could require the transfer of securities from the NSD to registrars or other parties outside of standard custodial arrangements
, which could lead to additional risks
and possible conflicts with U
.
S.
laws.
In such cases, the risk is increased
that the Fund could lose ownership rights through fraud, negligence or oversight. While applicable Russian regulations impose liability on registrars for losses resulting from their errors, it may be difficult for the
Fund to enforce any rights it may have against the registrar or issuer of the securities in the event of loss of share registration. In addition, issuers and registrars are still prominent in the validation and approval of documentation requirements for corporate action processing in
Russia. Because the documentation requirements and approval criteria vary between registrars and issuers, there remain unclear and inconsistent market standards in the Russian market with respect to the completion and submission of corporate action elections. In addition, sanctions or Russian countermeasures may prohibit or limit the Fund's ability to participate in corporate actions, and therefore require the Fund to forego voting on or receiving funds that would otherwise be beneficial to the Fund. To the extent that the Fund suffers a loss relating to title or corporate actions relating to its portfolio securities, it may be difficult for the Fund to enforce its rights or otherwise remedy the loss.
Russian securities laws may not recognize foreign nominee accounts held with a custodian bank, and therefore the custodian may be considered the ultimate owner of securities they hold for their clients.
Adverse currency exchange rates are a risk and there may be a lack of available currency hedging instruments. Investments in Russia may be subject to the risk of nationalization or expropriation of assets. Oil, natural gas, metals, minerals and timber account for a significant portion of Russia's exports, leaving the country vulnerable to swings in world prices and to sanctions or other actions that may be directed at the Russian economy as a whole or at Russian oil, natural gas, metals, minerals or timber industries.

23  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Emerging Markets Risk
Foreign (non-U.S.) investment risk may be particularly high to the extent that the Fund invests in securities of issuers based in or doing business in emerging market countries or invests in securities denominated in the currencies of emerging market countries. Investing in securities of issuers based in or doing business in emerging markets entails all of the risks of investing in foreign securities noted above, but to a heightened degree.
Investments in emerging market countries pose a greater degree of systemic risk (i.e., the risk of a cascading collapse of multiple institutions within a country, and even multiple national economies). The inter-relatedness of economic and financial institutions within and among emerging market economies has deepened over the years, with the effect that institutional failures and/or economic difficulties that are of initially limited scope may spread throughout a country, a region or all or most emerging market countries. This may undermine any attempt by the Fund to reduce risk through geographic diversification of its portfolio.
There is a heightened possibility of imposition of withholding or other taxes on interest or dividend income or capital gains generated from emerging market securities. Governments of emerging market countries may engage in confiscatory taxation or expropriation of income and/or assets to raise revenues or to pursue a domestic political agenda. In the past, emerging market countries have nationalized assets, companies and even entire sectors, including the assets of foreign investors, with inadequate or no compensation to the prior owners. There can be no assurance that the Fund will not suffer a loss of any or all of its investments, or interest or dividends thereon, due to adverse fiscal or other policy changes in emerging market countries.
There is also a greater risk that an emerging market government may take action that impedes or prevents the Fund from taking income and/or capital gains earned in the local currency and converting into
U.S. dollars (i.e., “repatriating” local currency investments or profits).
Certain emerging market countries have sought to maintain foreign exchange reserves and/or address the economic volatility and dislocations caused by the large international capital flows by controlling or restricting the conversion of the local currency into other currencies. This risk tends to become more acute when economic conditions otherwise worsen. There can be no assurance that if the Fund earns income or capital gains in an emerging market currency or PIMCO otherwise seeks to withdraw the Fund’s investments from a given emerging market country, capital controls imposed by such country will not prevent, or cause significant expense, or delay in, doing so.
Bankruptcy law and creditor reorganization processes may differ substantially from those in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain emerging market countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain. In addition, it may be impossible to seek legal redress against an issuer that is a sovereign state.
Emerging market countries typically have less established regulatory, disclosure, legal, accounting, recordkeeping and financial reporting systems than those in more developed markets, which may increase the potential for market manipulation or reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions, or obtain information needed to pursue or enforce such judgments, against such issuers. In addition, foreign companies with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which may decrease the liquidity and value of the securities. The Fund may also be subject to emerging markets risk if it invests in derivatives or other securities or instruments whose value or return are related to the value or returns of emerging markets securities.
Other heightened risks associated with emerging markets investments include without limitation (i) risks due to less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including sanctions and restrictions on investing in issuers or industries deemed sensitive to relevant national interests and requirements that government approval be obtained prior to investment by foreign persons; (iv) certain national policies that may restrict the Fund’s repatriation of investment income, capital or the proceeds of sales of securities, including temporary restrictions on foreign capital remittances; (v) the lack of uniform accounting and auditing standards and/or standards that may be significantly different from the standards required in the United States; (vi) less publicly available financial and other information regarding issuers; (vii)
potential difficulties in enforcing contractual obligations; and (viii)
higher rates of inflation, higher interest rates and other economic concerns. Countries with emerging securities markets may additionally experience problems with share registration, settlement and custody, which may result in losses to the Fund. The Fund may invest to a substantial extent in emerging market securities that are denominated in local currencies, subjecting the Fund to a greater degree of foreign currency risk. Also, investing in emerging market countries may entail purchases of securities of issuers that are insolvent, bankrupt or otherwise of questionable ability to satisfy their payment obligations as they become due, subjecting the Fund to a greater amount of credit risk and/or high yield risk. The economy of some emerging markets may be particularly exposed to or affected by a certain industry or sector, and therefore issuers and/or securities of such emerging markets may be more affected by the performance of such industries or sectors.
Currency Risk
Currency risk may be particularly high because the Fund may, at times or in general, have substantial exposure to emerging market currencies, and engage in foreign currency transactions that are economically tied

October
30
,
2026
|
Prospectus

24

PIMCO Flexible Credit Income Fund

to emerging market countries. These currency transactions may present market, credit, currency, liquidity, legal, political, headline, reputational and other risks different from, or greater than, the risks of investing in developed foreign (non-U.S.) currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries.
Investments denominated in foreign (non-U.S.) currencies or that trade in and receive revenues in, foreign (non-U.S.) currencies, derivatives or other instruments that provide exposure to foreign (non-U.S.)
currencies, are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.
Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest or inflation rates, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, the imposition of currency controls or other political developments in the United States or abroad.
These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions made to
Common Shareholders. There is no assurance that a hedging strategy, if used, will be successful.
Moreover, currency hedging techniques may be unavailable with respect to emerging market currencies. As a result, the Fund’s investments in or exposure to foreign (non-U.S.) currencies and/or foreign (non-U.S.)
currency-denominated, and especially emerging market-currency denominated, securities may reduce the returns of the Fund.
The local emerging market currencies in which the Fund may be invested from time to time may experience substantially greater volatility against the U.S. dollar than the major convertible currencies of developed countries. Some of the local currencies in which the Fund may invest are neither freely convertible into one of the major currencies nor internationally traded. The local currencies may be convertible into other currencies only inside the relevant emerging market where the limited availability of such other currencies may tend to inflate their values relative to the local currency in question. Such internal exchange markets can therefore be said to be neither liquid nor competitive. In addition, many of the currencies of emerging market countries in which the Fund may invest have experienced steady devaluation relative to freely convertible currencies.
Continuing uncertainty as to the status of the euro and the European
Monetary Union (“EMU”) has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s portfolio investments. If one or more EMU countries were to stop using the euro as its primary currency, the Fund’s investments in such countries may be redenominated into a different or newly adopted currency. As a result, the value of those investments could decline significantly and unpredictably. In addition, securities or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in euros. To the extent a currency used for redenomination purposes is not specified in respect of certain EMU-related investments, or should the euro cease to be used entirely, the currency in which such investments are denominated may be unclear, making such investments particularly difficult to value or dispose of. The Fund may incur additional expenses to the extent it is required to seek judicial or other clarification of the denomination or value of such securities.
There can be no assurance that if the Fund earns income or capital gains in a non-U.S. country or PIMCO otherwise seeks to withdraw the Fund’s investments from a given country, capital controls imposed by such country will not prevent, or cause significant expense in, doing so.
Real Estate Risk
To the extent that the Fund invests directly or indirectly in real estate investments, including investments in equity or debt securities issued by private and public REITs, real estate operating companies (“REOCs”), private or public real estate-related loans and real estate-linked derivative instruments and pooled investment vehicles (including registered investment companies and private funds or other pooled investment vehicles that would qualify as “investment companies”
under the 1940 Act but for an applicable exemption or exclusion) that invest in real estate investments, it will be subject to the risks associated with owning real estate and with the real estate industry generally.
These investments carry increased risks, which include, but are not limited to: the burdens of ownership of real property; general and local economic conditions (such as an oversupply of space or a reduction in demand for space); fluctuations in the supply and demand for properties
(including competition based on rental rates); energy and supply shortages; fluctuations in average occupancy and room rates; the attractiveness, type and location of the properties and changes in the relative popularity of commercial properties as an investment; the financial condition and resources of tenants, buyers and sellers of properties; increased mortgage defaults; the quality of maintenance, insurance and management services; changes in the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable; changes in building, environmental and other laws and/or regulations (including those governing usage and
improvements), fiscal policies and zoning laws; changes in real property tax rates; changes in interest rates and the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable; changes in operating costs and expenses; energy and supply shortages; uninsured losses or delays from casualties or condemnation; negative developments in the economy that depress travel or leasing activity; environmental liabilities; contingent liabilities on disposition of assets; uninsured or uninsurable casualties; acts of
God, including earthquakes, hurricanes and other natural disasters;
social unrest and civil disturbances, epidemics, pandemics or other public crises; terrorist attacks and war; risks and operating problems arising out of the presence of certain construction materials, structural or property level latent defects, work stoppages, shortages of labor, strikes, union relations and contracts, fluctuating prices and supply of labor and/or other labor-related factor; and other factors which are

25  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

beyond the control of PIMCO and its affiliates. In addition, the Fund’s investments will be subject to various risks which could cause fluctuations in occupancy, rental rates, operating income and expenses or which could render the sale or financing of its properties difficult or unattractive. For example, following the termination or expiration of a tenant’s lease, there may be a period of time before receiving rental payments under a replacement lease. During that period, the Fund would continue to bear fixed expenses such as interest, real estate taxes, maintenance and other operating expenses. In addition, declining economic conditions may impair the ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants may require capital improvements to properties which would not have otherwise been planned.
Ultimately, to the extent it is not possible to renew leases or re-let space as leases expire, decreased cash flow from tenants will result, which could adversely impact the Fund’s operating results.
Real estate values have historically been cyclical. As the general economy grows, demand for real estate increases and occupancies and rents may increase. As occupancies and rents increase, property values increase, and new development occurs. As development may occur, occupancies, rents and property values may decline. Because leases are usually entered into for long periods and development activities often require extended times to complete, the real estate value cycle often lags the general business cycle. Because of this cycle, real estate companies may incur large swings in their profits and the prices of their securities. Developments following the onset of COVID-19 have adversely impacted certain commercial real estate markets, causing the deferral of mortgage payments, renegotiated commercial mortgage loans, commercial real estate vacancies or outright mortgage defaults.
These developments accelerated macro trends such as work from home and online shopping which have negatively impacted (and may continue to negatively impact) certain industries, such as brick-and-mortar retail.
The total returns available from investments in real estate generally depend on the amount of income and capital appreciation generated by the related properties. The performance of real estate, and thereby the
Fund, will be reduced by any related expenses, such as expenses paid directly at the property level and other expenses that are capitalized or otherwise embedded into the cost basis of the real estate.
Separately, certain service providers to the Fund and/or its subsidiaries, as applicable, with respect to its real estate or real estate-related investments may be owned by, employed by, or otherwise related to,
PIMCO, Allianz SE, their affiliates and/or their respective employees, consultants and other personnel. PIMCO may, in its sole discretion, determine to provide, or engage or recommend an affiliate of PIMCO to provide, certain services to the Fund, instead of engaging or recommending one or more third parties to provide such services.
Subject to the governance requirements of a particular fund and applicable law, PIMCO or its affiliates, as applicable, will receive compensation in connection with the provision of such services. As a result, PIMCO faces a conflict of interest when selecting or recommending service providers for the Fund. Fees paid to an affiliated service provider will be determined in PIMCO's commercially reasonable discretion. Although PIMCO has adopted various policies and
procedures intended to mitigate or otherwise manage conflicts of interest with respect to affiliated service providers, there can be no guarantee that such policies and procedures (which may be modified or terminated at any time in PIMCO's sole discretion) will be successful.
The Fund’s investments in real estate (including indirectly through private funds treated as partnerships for U.S. federal income tax purposes) will potentially be limited by the Fund’s intention to qualify as a RIC and will potentially limit the Fund’s ability to so qualify. Income and gains from direct investments in real estate do not constitute qualifying income to a RIC for purposes of the 90% gross income test described below. If the Fund’s income or gain from a particular investment were determined to constitute nonqualifying income, which in certain cases may be determined retroactively, and the Fund’s nonqualifying income from all sources were to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it were eligible to and did pay a tax at the Fund level. See “Tax
Risk” below for additional details.
Investments in REITs Risk
REITs are pooled investment vehicles that own, and usually operate, income-producing real estate. Some REITs also finance real estate. If a
REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not typically taxed on the income distributed to shareholders.
REITs are sometimes informally characterized as: equity REITs, mortgage
REITs and hybrid REITs. Equity REITs invest the majority of their assets directly in real property. They derive their income primarily from rents received and any profits on the sale of their properties. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive most of their income from mortgage interest payments. As its name suggests, hybrid REITs combine characteristics of both equity REITs and mortgage REITs. Finally, REITs may either be public or private. Private REITs are not traded on a national securities exchange, whereas public REITs are traded on a national securities exchange. Accordingly, private REITs may be less liquid than public
REITs. This reduces the ability of the Fund to redeem its investment in a private REIT early. Private REITs are also generally harder to value and may bear higher fees than public REITs.
An investment in a REIT, or in a real estate linked derivative instrument linked to the value of a REIT, is subject to the risks that impact the value of the underlying properties of the REIT. These risks include loss to casualty or condemnation, and changes in supply and demand.
Additional risks include changes in interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses.
Real estate income and values may also be affected by demographic trends, such as population shifts or changing tastes, preferences (such as remote work arrangements) and social values. Other factors that may adversely affect REITs include poor performance by management of the
REIT, changes to the tax laws, or failure by the REIT to qualify for

October
30
,
2026
|
Prospectus

26

PIMCO Flexible Credit Income Fund

favorable tax treatment. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and real estate market conditions (such as oversupply of real estate for rent or sale or vacancies, potentially for extended periods), reduced demand for commercial and office space as well as increased maintenance or tenant improvement costs and costs to convert properties for other uses, and default risk and credit quality of tenants and borrowers and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. REITs are also subject to default by borrowers and self-liquidation, and are heavily dependent on cash flow.
Some REITs lack diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.
Mortgage REITs may be impacted by the quality of the credit extended.
REIT Subsidiary Risk
The Fund may form and/or invest in REIT Subsidiaries that intend to be eligible for treatment as REITs under the Code, which are private real estate investment companies that may invest in certain real estate and real estate-related investments and that intend to elect to be taxed as
REITs beginning with the first year in which they commence material operations. Investments in REIT Subsidiaries are subject to risks associated with the direct ownership of real estate. REIT Subsidiaries may be affected by changes in the real estate markets generally as well as changes in the values of any properties owned by the REIT
Subsidiaries or securing any mortgages owned by the REIT Subsidiaries
(which changes in value could be influenced by market conditions for real estate in general or fluctuations in the value of rights to natural resources appurtenant to the properties held by the REIT Subsidiaries). If a REIT Subsidiary’s underlying assets are exposed to properties used by a particular industry, it will be subject to risks associated with such industry. A REIT Subsidiary will not be diversified and will be subject to heavy cash flow dependency, possible lack of availability of financing, changes in interest rates, prepayment and defaults by borrowers, self-liquidation, adverse economic conditions, adverse changes in tax laws, and the possibility of failing to qualify for favorable tax treatment and/or maintain an exemption under the 1940 Act. Certain rental income or income from the disposition of real estate could adversely affect the REIT Subsidiary’s ability to retain its tax status, which would have adverse tax consequences and, as a result, negatively impact the
Fund’s performance. See “REIT Subsidiary Risk—Tax Risk” below. A
REIT Subsidiary is subject to the risk that it will need to liquidate a holding at an economically inopportune time.
A REIT Subsidiary may have limited diversification because it may invest in a limited number of properties, a narrow geographic area, or a single type of property.
A REIT Subsidiary may be affected by changes in the value of the underlying real property, fluctuations in the demand for real estate, defaults by tenants, and decreases in market rates for rent. To the extent it invests in mortgages or otherwise derives income from the collection of interest payments, a REIT Subsidiary may be affected by the quality of credit extended, prepayments and defaults by borrowers, and changes in market interest rates, and may be more susceptible to interest rate risk (see “Principal Risks of the Fund—Interest Rate Risk” above).
A REIT Subsidiary likely will depend on its ability to generate cash flow to make distributions to the Fund. The Fund’s investments in the REIT
Subsidiary could cause the Fund to recognize income in excess of cash received from the REIT Subsidiary and, as a result, the Fund may be required to sell portfolio securities, including when it is not advantageous to do so, in order to make distributions. By investing in a
REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s investments. Because a REIT Subsidiary will not be registered under the 1940 Act, the Fund, as an investor in the REIT
Subsidiary, will not have the protections afforded to investors in registered investment companies. Changes in the laws of the
United States, under which the Fund and a REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or a REIT Subsidiary to operate as described in this prospectus and the Statement of Additional Information, and could negatively affect the Fund and its shareholders. Differences between the statutory and regulatory regimes applicable to a regulated investment company and a REIT present additional challenges and risks with regard to a REIT Subsidiary’s qualification and eligibility for treatment as a REIT under the Code, which could result in a REIT Subsidiary and the Fund having additional tax liability, and reduce the Fund’s current income and total returns. See “Principal Risks of the Fund—Tax Risk.”
Real Estate Joint Venture Risk
The Fund, indirectly through a REIT Subsidiary, expects to enter into joint ventures with third parties to make investments. Joint ventures entered into by the REIT Subsidiary (including through wholly owned special purpose companies) would only include arrangements in which the REIT Subsidiary does not primarily control the joint venture. The REIT
Subsidiary’s partial interest investments will generally be structured as joint ventures or co-investment arrangements with third parties. In these joint ventures, the REIT Subsidiary would generally share control with the third-party partner (for example the REIT Subsidiary may have approval rights over some or all of the joint venture’s activities, and in limited circumstances that do not amount to primary control of the joint venture, may have the ability to require that the joint venture take specific actions), even though the REIT Subsidiary may hold a majority of the economic interests of a joint venture. In many cases the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, and leasing, refinancing or disposition related services.
The REIT Subsidiary may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the REIT Subsidiary and its joint venture partners may result in litigation or arbitration that would increase the
REIT Subsidiary’s expenses and prevent the REIT Subsidiary’s officers

27  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

and directors from focusing their time and efforts on the REIT
Subsidiary’s business. The REIT Subsidiary may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.
Private Real Estate Investments Risk
The Fund may invest in private real estate investments directly or indirectly, including through one or more REIT Subsidiaries. Exposure to private commercial real estate comes with a variety of risks. Lease defaults, terminations by one or more tenants or landlord-tenant disputes may reduce the REIT Subsidiary’s revenues and net income, which would reduce the amount of income payable by the REIT
Subsidiary to the Fund. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect the Fund’s performance.
A private real estate investment’s financial position and its ability to make distributions may also be adversely affected by financial difficulties experienced by any major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any major tenants do not renew or extend their relationship as their lease terms expire. A tenant in bankruptcy may be able to restrict the ability to collect unpaid rents or interest during the bankruptcy proceeding.
Furthermore, dealing with a tenant’s bankruptcy or other default may divert management’s attention and cause the investment and/or Fund to incur substantial legal and other costs.
The Fund’s investments in real estate will be pressured in challenging economic and rental market conditions. If a private real estate investment is unable to re-let or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or re-letting are significantly lower than expected, or if the private real estate investment’s reserves for these purposes prove inadequate, the private real estate investment will experience a reduction in net income and may be required to reduce or eliminate cash distributions, which would reduce the amount of income payable by the private real estate investment to the Fund and, as a result, negatively impact the Fund's performance.
The Fund may seek to gain exposure to transactions involving the acquisition or financing of undeveloped land for residential or commercial land banking purposes. In addition to risks associated with real estate development generally, due to the long-term investment holding period often associated with land banking investments, entitlement and other regulatory risks may be heightened. Further, until the disposition or development of such undeveloped land, no income would be realized from such land banking investment. Undeveloped land is also a highly illiquid investment that may not be able to be disposed of when desired due to various changes in market conditions.
REIT Subsidiary Risk – Tax Risk
A REIT Subsidiary intends to elect to be taxed as a REIT beginning with the first year in which it commences material operations. As long as certain requirements are met, a REIT is not subject to entity-level tax on the income and gain it distributes to shareholders. In order to qualify as a REIT under the Code, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and shareholder ownership. The Fund intends to structure a REIT
Subsidiary and its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is not entirely clear, and it is possible that the IRS may interpret or apply those requirements in a manner that jeopardizes the ability of a REIT
Subsidiary to satisfy all of the requirements for qualification as a REIT.
Not more than 50% of the value of a REIT Subsidiary’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals or certain specified entities at any time during the last half of any calendar year (the “Five or Fewer Test”), and the REIT Subsidiary’s shares must be held by a minimum of 100 persons during at least
335 days in each taxable year (the “100-shareholder test”) subsequent to the first taxable year for which the REIT Subsidiary’s qualification as a
REIT is effective. For purposes of the Five or Fewer Test, a REIT
Subsidiary will generally “look through” to the beneficial owners of the
Fund’s shares. Accordingly, if five or fewer individuals or certain specified entities, at any time during the last half of any calendar year own, directly or indirectly, more than 50% of a REIT Subsidiary’s shares through the Fund, then the REIT Subsidiary’s qualification as a REIT could be jeopardized. Although, as described in the Fund's Statement of
Additional Information, the Fund reserves the right to take certain actions to comply with a Five or Fewer Test, the provisions of the 1940
Act, such as those pertaining to a closed-end fund’s purchase of its own shares, may conflict with the kind of shareholder ownership limitations that are commonly used by REITs to ensure compliance with the Five or
Fewer Test. The Fund may not have the information necessary for it to ascertain whether or not a REIT Subsidiary satisfies the Five or Fewer
Test and there can be no assurances that, regardless of whether the
Fund were to have such information, it would be able to satisfy such test with respect to all relevant periods. Accordingly there can be no assurance that any REIT Subsidiary will qualify as a REIT and be able to minimize its corporate level tax liability through distributions, as discussed below.
In order to meet the 100-shareholder test necessary to qualify as a REIT under the Code, a REIT Subsidiary will have approximately 100 to 125 preferred shareholders who will be “accredited investors” as defined in
Regulation D of the Securities Act and will be “qualified purchasers” for purposes of the 1940 Act and the rules and regulations promulgated thereunder. The preferred shareholders will be unaffiliated with PIMCO, and private placement, administrative, distribution and reporting services with respect to the preferred shareholders will be provided by a third party firm. A REIT Subsidiary’s preferred shareholders will have priority in the payment of dividends on their preferred shares at the established rate. As such, dividend payments to a REIT Subsidiary’s

October
30
,
2026
|
Prospectus

28

PIMCO Flexible Credit Income Fund

preferred shareholders, along with any other expenses of the REIT
Subsidiary, may reduce the amount of income payable by the REIT
Subsidiary to the Fund. It is expected that a REIT Subsidiary’s preferred shares will not be convertible or mandatorily redeemable and any exercisable rights would generally only arise in an event of default.
Further, to be eligible for treatment as a REIT under the Code, among other things, a REIT Subsidiary generally will be required each year to distribute to its shareholders at least 90% of its REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that it does not distribute all of its net capital gains, or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will have to pay a corporate level tax on amounts retained. Furthermore, if it fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from preceding calendar year, it would have to pay a 4% nondeductible excise tax on the excess of the amounts required to be distributed over the sum of (a) the amounts that it actually distributed and (b) the amounts it retained and upon which it paid U.S. federal corporate income tax. These requirements could cause it to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that a REIT Subsidiary might be required to borrow funds, possibly at unfavorable rates, or sell assets, possibly at unfavorable prices, to fund the required distributions.
Even if a REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, taxes on income from certain prohibited activities, including certain activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. Dividends payable by a REIT Subsidiary to the Fund and, in turn, by the Fund to its shareholders, generally are not qualified dividends eligible for reduced rates of tax.
If a REIT Subsidiary fails to qualify as a REIT for any taxable year and it does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax on its taxable income at corporate rates. In addition, it will generally be disqualified from treatment as a REIT for the four taxable years following the year of losing its REIT status. Losing its REIT status will reduce its net earnings available for investment or distribution to shareholders because of the additional tax liability, negatively impacting the Fund's performance. In addition, distributions to shareholders will no longer qualify for the dividends paid deduction, and a REIT Subsidiary will no longer be required to make distributions. If this occurs, the REIT Subsidiary might be required to borrow funds or liquidate some investments in order to pay the applicable tax.
U.S. Government Securities Risk
Certain U.S. government securities, such as U.S. Treasury bills, notes and bonds, and mortgage-related securities guaranteed by the Government
National Mortgage Association (“GNMA”), are supported by the full faith and credit of the United States; others, such as those of Federal
Home Loan Banks (“FHLBs”) or the Federal Home Loan Mortgage
Corporation (“FHLMC”), are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal
National Mortgage Association (“FNMA”), are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others are supported only by the credit of the agency, instrumentality or corporation. U.S. government securities are subject to market risk, interest rate risk and credit risk. Although legislation has been enacted to support certain government sponsored entities, including the FHLBs, FHLMC and FNMA, there is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will not decrease in value or default. It is difficult, if not impossible, to predict the future political, regulatory or economic changes that could impact the government sponsored entities and the values of their related securities or obligations. In addition, certain governmental entities, including FNMA and FHLMC, have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability or investment character of securities issued by these entities.
Yields available from U.S. government debt securities are generally lower than the yields available from such other securities. The values of
U.S. government securities change as interest rates fluctuate.
Periodically, uncertainty regarding the status of negotiations in the
U.S. government to increase the statutory debt ceiling could increase the risk that the U.S. government may default on payments on certain
U.S. government securities, cause the credit rating of the
U.S. government to be downgraded, increase volatility in the stock and bond markets, result in higher interest rates, reduce prices of
U.S. Treasury and other securities, and/or increase the costs of various kinds of debt. If a government-sponsored entity is negatively impacted by legislative or regulatory action (or lack thereof), is unable to meet its obligations, or its creditworthiness declines, the performance of a fund that holds securities of the entity will be adversely impacted.
Sovereign Debt Risk
In addition to the other risks applicable to debt investments, sovereign debt
(debt issued by a foreign government)
may decline in value as a
result of default or other adverse credit event resulting from an issuer’s inability or unwillingness to make principal or interest payments in a timely fashion. A sovereign entity’s failure to make timely payments on its debt can result from many factors, including, without limitation, insufficient foreign (non-U.S.) currency reserves or an inability to sufficiently manage fluctuations in relative currency valuations, an inability or unwillingness to satisfy the demands of creditors and/or relevant supranational entities regarding debt service or economic reforms, the size of the debt burden relative to economic output and tax revenues, cash flow difficulties, and other political and social considerations. The risk of loss to the Fund in the event of a sovereign debt default or other adverse credit event is heightened by the unlikelihood of any formal recourse or means to enforce its rights as a

29  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

holder of the sovereign debt. In addition, sovereign debt restructurings, which may be shaped by entities and factors beyond the Fund’s control, may result in a loss in value of the Fund’s sovereign debt holdings.
Foreign (Non-U.S.) Government Securities Risk
The Fund’s investments in Foreign Government Securities involve a high degree of risk. The foreign governmental entity that controls the repayment of debt may not be able or willing to repay the principal and/or interest when due. A governmental entity’s willingness or ability to timely repay principal and interest may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy towards the International Monetary
Fund and the political constraints to which a governmental entity may be subject. Foreign governmental entities also may be dependent on expected disbursements from other governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on the
implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’
commitments to lend funds to the foreign governmental entity, which may further impair such debtor’s ability or willingness to timely service its debts. Consequently, foreign governmental entities may default on their debt. Holders of Foreign Government Securities may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In the event of a default by a governmental entity, there may be few or no effective legal remedies for collecting on such debt. These risks are particularly severe with respect to investments in Foreign Government Securities of emerging market countries. Among other risks, if the Fund’s investments in Foreign
Government Securities issued by an emerging market country need to be liquidated quickly, the Fund could sustain significant transaction costs. Also, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth, and which may in turn diminish the value of the Fund’s holdings in emerging market Foreign
Government Securities and the currencies in which they are
denominated and/or pay revenues.
Convertible Securities Risk
Convertible securities are fixed income securities, preferred securities or other securities that are convertible into or exercisable for common stock of the issuer (or cash or securities of equivalent value) at either a stated price or a stated rate. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. The market values of convertible securities may decline as interest rates increase and, conversely, may increase as interest rates decline. A convertible security’s market value, however, tends to reflect the market price of the common stock of the issuing company when that stock price approaches or is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price at which the convertible security could be exchanged for the associated stock. Certain types of convertible securities may decline in value or lose their value entirely in the event the issuer’s financial condition becomes significantly impaired.
As the market price of the underlying common stock declines, the price of the convertible security tends to be influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities may be paid before the company’s common stockholders but after holders of any senior debt obligations of the company. Consequently, the issuer’s convertible securities generally entail less risk than its common stock but more risk than its other debt obligations. Convertible securities are often rated below investment grade or not rated.
Contingent Convertible Securities Risk
Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down (including potentially to zero) upon the occurrence of certain triggering events (“triggers”)
linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the Fund in
CoCos is subject to the risk that coupon (
i.e.
, interest) payments may be
cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses and the risk of total loss. If such an event occurs, an investor may not have any rights to repayment of the principal amount of the securities. Additionally, an investor may not be able to collect interest payments or dividends on such securities. An investment by the
Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations and CoCos may also be treated as junior to an issuer’s other obligations and securities.
In addition, if CoCos held by the Fund are converted into the issuer’s underlying equity securities following a trigger event, the Fund’s holding may be further subordinated due to the conversion from a
debt
-
to
-
equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.
Valuation Risk
Certain securities in which the Fund invests may be less liquid and more difficult to value than other types of securities. Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets or that fair value pricing will reflect actual market value, and it is

October
30
,
2026
|
Prospectus

30

PIMCO Flexible Credit Income Fund

possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.
For the purposes of calculating the Fund’s NAV, private commercial real estate investments made indirectly through a REIT Subsidiary typically will initially be valued at cost, which the Fund expects to represent fair value at that time. Thereafter, valuations of properties will be derived from independent property appraisals or based on one or more fair valuation methodologies as determined by PIMCO in accordance with its policies and procedures.
The valuation methodologies used to value a REIT Subsidiary’s private commercial real estate investments will involve subjective judgments and projections that may not materialize. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not materialize. Valuations and appraisals of a REIT Subsidiary’s private commercial real estate investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond the control of the Fund and/or a REIT Subsidiary.
Leverage Risk
The Fund’s use of leverage, if any, creates the opportunity for increased
Common Share net income, but also creates special risks for Common
Shareholders (including an increased risk of loss). To the extent used, there is no assurance that the Fund’s leveraging strategies will be successful. Leverage is a speculative technique that may expose the
Fund to greater risk and increased costs. The Fund’s assets attributable to leverage, if any, will be invested in accordance with the Fund’s investment objective and policies. Interest expense payable by the Fund with respect to derivatives and other forms of leverage, and dividends payable with respect to preferred shares outstanding, if any, will generally be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest expenses and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common
Shareholders than if the Fund were not so leveraged. There can be no assurance these circumstances will occur. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs to the Fund of leverage could exceed the rate of return on the debt obligations and other investments held by the
Fund, thereby reducing return to Common Shareholders. When the Fund reduces or discontinues its use of leverage (“deleveraging”), it may be required to sell portfolio securities at inopportune times to repay leverage obligations, which could result in realized losses and a decrease in the Fund's net asset value. Deleveraging involves complex operational processes, including the coordination of asset sales, repayment of debt, and potential restructuring of the Fund's capital and may involve significant costs, including transaction costs associated with the sale of portfolio securities, prepayment penalties on borrowed funds, and, if applicable, fees related to the redemption of preferred shares. Leveraging transactions pursued by the Fund may increase its duration and sensitivity to interest rate changes and other market risks.
The Fund may continue to use leverage even if available financing rates are higher than anticipated returns, including, for example, in cases where deleveraging, including any expenses related thereto, might be viewed as detrimental to the Fund’s portfolio. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the Common Shareholders (and not by preferred shareholders, if any)
and will reduce the investment return of the Common Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Common Shares, and it may result in losses. In addition, any preferred shares issued by the Fund are expected to pay cumulative dividends, which may tend to increase leverage risk.
Leverage creates several major types of risks for Common Shareholders, including:
■
the likelihood of greater volatility of NAV and market price of
Common Shares, and of the investment return to Common
Shareholders, than a comparable portfolio without leverage;
■
the possibility either that Common Share dividends will fall if the interest and other costs of leverage rise, or that dividends paid on
Common Shares will fluctuate because such costs vary over time;
and
■
the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the NAV of the Common Shares than if the Fund were not
leveraged.
In addition, the counterparties to the Fund’s leveraging transactions and any preferred shareholders of the Fund will have
complete
priority of
payment over the Fund’s Common Shareholders.
Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund.
There is no assurance that reverse repurchase agreements can be successfully employed. Dollar roll/buyback transactions involve the risk that the market value of the securities the Fund is required to purchase may decline below the agreed upon repurchase price of those securities.
Successful use of dollar rolls/buybacks may depend upon the Investment
Manager’s ability to correctly predict interest rates and prepayments.
There is no assurance that dollar rolls/buybacks can be successfully employed. In connection with reverse repurchase agreements and dollar rolls/buybacks, the Fund will also be subject to counterparty risk with respect to the purchaser of the securities. If the broker/dealer to whom the Fund sells securities becomes insolvent, the Fund’s right to purchase or repurchase securities may be restricted.
The Fund may engage in total return swaps, reverse repurchases, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions, credit default swaps, basis swaps

31  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

and other swap agreements, purchases or sales of futures and forward contracts (including foreign currency exchange contracts), call and put options or other derivatives. The Fund’s use of such transactions gives rise to associated leverage risks described above, and may adversely affect the Fund’s income, distributions and total returns to Common
Shareholders. To the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it is leveraged through use of these derivative strategies.
Any total return swaps, reverse repurchases, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions, credit default swaps, basis swaps and other swap agreements, purchases or sales of futures and forward contracts
(including foreign currency exchange contracts), call and put options or other derivatives by the Fund or counterparties to the Fund’s other leveraging transactions, if any, would have seniority over the Fund’s
Common Shares.
Because the fees received by the Investment Manager may increase depending on the types of leverage utilized by the Fund, the Investment
Manager has a financial incentive for the Fund to use certain forms of leverage, which may create a conflict of interest between the Investment
Manager, on the one hand, and the Common Shareholders, on the other hand.
To the extent that any Subsidiary of the Fund directly incurs leverage in the form of debt or preferred shares, the amount of such leverage used by the Fund and such Subsidiaries will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Fund.
Focused Investment Risk
To the extent that the Fund focuses its investments in a particular sector, it may be susceptible to loss due to adverse developments affecting that sector, including (but not limited to): governmental regulation; inflation;
rising interest rates; cost increases in raw materials, fuel and other operating expenses; technological innovations that may render existing products and equipment obsolete; competition from new entrants; high research and development costs; increased costs associated with compliance with environmental or other governmental regulations; and
other economic, business or political developments specific to that sector. Furthermore, the Fund may invest a substantial portion of its assets in companies in related sectors that may share common characteristics, are often subject to similar business risks and regulatory burdens, and whose securities may react similarly to the types of developments described above, which will subject the Fund to greater risk. The Fund also will be subject to focused investment risk to the extent that it invests a substantial portion of its assets in a particular issuer, market, asset class, country or geographic region.
Derivatives Risk
The Fund may, but is not required to, utilize a variety of derivative instruments (both long and short positions) for investment or risk management purposes. Additionally, the Fund may invest in futures and other derivatives that provide equity exposures, including for equitization and hedging purposes, using derivatives that provide exposure that is not identical to the instruments or markets in which the
Fund seeks to invest 80% of its assets. Derivatives or other similar instruments (referred to collectively as “derivatives”) are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. For example, the Fund may use derivative instruments for purposes of increasing liquidity, providing efficient portfolio management, broadening investment opportunities
(including taking short or negative positions), implementing a tax or cash management strategy, gaining exposure to a particular security or segment of the market, modifying the effective duration of the Fund's portfolio investments and/or enhancing total return. Investments in derivatives may take the form of buying and/or writing (selling)
derivatives, and/or the Fund may otherwise become an obligor under a derivatives transaction. These transactions may produce short-term capital gains in the form of premiums or other returns for the Fund
(which may support, constitute and/or increase the distributions paid by, or the yield of, the Fund) but create the risk of losses that can significantly exceed such current income or other returns. For example, the premium received for writing a call option may be dwarfed by the losses the Fund may incur if the call option is exercised, and derivative transactions where the Fund is an obligor can produce an up-front benefit, but the potential for leveraged losses. The distributions, or distribution rates, paid by the Fund should not be viewed as the total returns or overall performance of the Fund. These strategies may also produce adverse tax consequences (for example, the Fund’s income and gain-generating strategies may generate current income and gains, including short-term capital gains, taxable as ordinary income) and limit the Fund’s opportunity to profit or otherwise benefit from certain gains.
The Fund may enter into opposing derivative transactions, or otherwise take opposing positions. Such transactions can generate distributable gains (which, as noted elsewhere, may be taxed as ordinary income) and create the risk of losses and NAV declines.
The Fund may engage in investment strategies, including the use of derivatives, to, among other things, generate current, distributable income, even if such strategies could potentially result in declines in the
Fund’s net asset value. The Fund’s income and gain-generating strategies, including certain derivatives strategies, may generate current income and gains, including short-term capital gains, taxable as ordinary income sufficient to support distributions, even in situations when the Fund has experienced a decline in net assets due to, for example, adverse changes in the broad U.S. or non-U.S. securities markets or the Fund’s portfolio of investments, or arising from its use of derivatives. Consequently, Fund shareholders may receive distributions subject to tax at ordinary income rates at a time when their investment in the Fund has declined in value, which may be economically similar to a taxable return of capital.
The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives which may increase market exposure, are subject to a number of risks, including leverage risk, liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, counterparty (including credit)

October
30
,
2026
|
Prospectus

32

PIMCO Flexible Credit Income Fund

risk, operational risk (such as documentation issues, settlement issues and systems failures), legal risk (such as insufficient documentation, insufficient capacity or authority of a counterparty, and issues with the legality or enforceability of a contract), management risk, risks arising from changes in applicable regulatory requirements,
governmental risk,
sanctions risk,
risks arising from margin requirements and risks arising
from mispricing or valuation complexity (including the risk of improper valuation),
as well as the risks associated with the underlying asset,
reference rate or index
. They also involve the risk that changes in the
value of a derivative instrument may not correlate perfectly with the underlying asset, rate or index. By investing in a derivative instrument, the Fund could lose more than the initial amount invested, and derivatives may increase the volatility of the Fund, especially in unusual or extreme market conditions. In addition, the use of derivatives may cause the Fund’s investment returns to be impacted by the performance of assets the Fund does not own, potentially resulting in the Fund’s total investment exposure exceeding the value of its portfolio. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The Fund may utilize asset segregation and posting of collateral for risk management or other purposes. The Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out a position and changes in the value of a derivative may also create margin delivery or settlement payment obligations for the Fund. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the
Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial or that, if used, such strategies will be successful. The Fund's use of derivatives may increase or accelerate the amount of taxes payable by Common Shareholders.
Non-centrally-cleared
over
-the-counter (“OTC”) derivatives are also
subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for non-centrally-cleared OTC derivatives. The primary credit risk on derivatives that are exchange-traded or traded through a central clearing counterparty resides with the Fund's clearing broker, or the clearinghouse.
Participation in the markets for derivative instruments involves investment risks and transaction costs to which the Fund may not be subject absent the use of these strategies. The skills needed to successfully execute derivative strategies may be different from those needed for other types of transactions. If the Fund incorrectly forecasts the value and/or creditworthiness of securities, currencies, interest rates, counterparties or other economic factors involved in a derivative transaction, the Fund might have been in a better position if the Fund had not entered into such derivative transaction. In evaluating the risks and contractual obligations associated with particular derivative instruments or other similar investments, it is important to consider that certain derivative transactions, absent a default or termination event, may only be modified or terminated by mutual consent of the Fund and its counterparty.
It may not be possible for the Fund to modify, terminate, or offset the
Fund's obligations or the Fund's exposure to the risks associated with a derivative transaction prior to its scheduled termination or maturity date, which may create a possibility of increased volatility and/or decreased liquidity to the Fund. Hedges are sometimes subject to imperfect matching between the derivative and the underlying instrument, and there can be no assurance that the Fund's hedging transactions will be effective. Derivatives used for hedging or risk management may not operate as intended and may expose the Fund to additional risks. In such case, the Fund may experience losses.
Because the markets for certain derivative instruments (including markets located in foreign countries) are relatively new and still developing, appropriate derivative transactions may not be available in all circumstances for risk management or other purposes. Upon the expiration of a particular contract, the Fund may wish to retain the
Fund’s position in the derivative instrument by entering into a similar contract but may be unable to do so if the counterparty to the original contract is unwilling to enter into the new contract and no other appropriate counterparty can be found. When such markets are unavailable, the Fund will be subject to increased liquidity and investment risk.
The Fund may enter into opposite sides of interest rate swap and other derivatives for the principal purpose of generating distributable gains on the one side (characterized as ordinary income for tax purposes) that are not part of the Fund’s duration or yield curve management strategies (“paired swap transactions”), and with a substantial possibility that the Fund will experience a corresponding capital loss and decline in NAV with respect to the opposite side transaction (to the extent it does not have corresponding offsetting capital gains).
Consequently, Common Shareholders may receive distributions and owe tax on amounts that are effectively a taxable return of the shareholder’s investment in the Fund, at a time when their investment in the Fund has declined in value, which tax may be at ordinary income rates. In addition, the Fund’s use of derivatives may cause the Fund to realize higher amounts of short-term capital gains (generally taxed at ordinary income tax rates), potentially subjecting shareholders of the Fund to adverse tax consequences. The tax treatment of certain derivatives in which the Fund invests may be unclear and thus subject to
recharacterization. Any recharacterization of payments made or received by the Fund pursuant to derivatives potentially could affect the amount, timing or character of Fund distributions. In addition, the tax treatment of such investment strategies may be changed by regulation or otherwise.
When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa.
Although hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying instrument, and there can be no assurance that the Fund's hedging transactions will be effective.
Derivatives used for hedging or risk management may not operate as intended or may expose the Fund to additional risks. In addition,

33  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

derivatives used for hedging may partially protect the Fund from the risks they were intended to hedge yet not fully mitigate the impact of such risks. The regulation of the derivatives markets has increased over time, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives, or may otherwise adversely affect the value or performance of derivatives. Any such adverse future developments could impair the effectiveness or raise the costs of the Fund’s derivative transactions, impede the employment of the Fund’s derivatives strategies, or adversely affect the Fund’s performance and cause the
Fund to lose value.
Credit Default Swaps Risk
Credit default swap agreements may involve greater risks than if the
Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to leverage risk, illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein. As the seller, the Fund would receive a stream of payments over the term of the swap agreement provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. The Fund would effectively add leverage to its portfolio because, if a default occurs, the stream of payments may stop and, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap.
Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.
The market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. The Fund will be subject to credit risk with respect to the counterparties to the credit default swap contract (whether a clearing corporation or another third party). If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.
The Fund may
obtain no or limited recovery in a bankruptcy or other reorganizational proceedings, and any recovery may be significantly delayed.
Structured Investments Risk
Holders of structured products, including, structured notes, credit-linked notes and other types of structured products, bear the risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized.
While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indexes and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products generally entail risks associated with derivative
instruments. See “Principal Risks of the Fund – Derivatives Risk.”
Counterparty Risk
The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into by the
Fund or held by special purpose or structured vehicles in which the Fund invests. For example, if a bank at which the Fund or issuer has an account fails, any cash or other assets in bank or custody accounts, which may be substantial in size, could be temporarily inaccessible or permanently lost by the Fund or issuer. In the event that the Fund enters into a derivative transaction with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the derivative transaction may be terminated in accordance with its terms and the Fund’s ability to realize its rights under the derivative instrument and its ability to distribute the proceeds could be adversely affected. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery (including recovery of any collateral it has provided to the counterparty) in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy
or other analogous proceeding. In
addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, the
Fund will be treated as a general creditor of such counterparty and will
not have any claim with respect to any underlying security or asset. The
Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. Counterparty credit risk also includes the related risk of having concentrated exposure to a single counterparty, which may increase potential losses if the counterparty were to become

October
30
,
2026
|
Prospectus

34

PIMCO Flexible Credit Income Fund

insolvent. While the Fund may seek to manage its counterparty risk by transacting with a number of counterparties, concerns about the solvency of, or a default by, one large market participant could lead to significant impairment of liquidity and other adverse consequences for other counterparties.
Confidential Information Access Risk
In managing the Fund (and other PIMCO clients), PIMCO may from time to time have the opportunity to receive material, non-public information
(“Confidential Information”) about the issuers of certain investments, including, without limitation, senior floating rate loans, other loans and related investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, an issuer of privately placed loans considered by the Fund may offer to provide PIMCO with financial information and related documentation regarding the issuer that is not publicly available. Pursuant to applicable policies and procedures,
PIMCO may (but is not required to) seek to avoid receipt of Confidential
Information about such issuers so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Fund and other clients to which such Confidential Information relates. In such circumstances, the Fund (and other PIMCO clients) may be
disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. Further, PIMCO’s and the Fund’s abilities to assess the desirability of proposed consents, waivers or amendments with respect to certain investments may be compromised if they are not privy to available Confidential Information. PIMCO may also determine to receive such Confidential Information in certain circumstances under its applicable policies and procedures. If PIMCO intentionally or unintentionally comes into possession of Confidential Information, it may be unable, potentially for a substantial period of time, to purchase or sell investments to which such Confidential Information relates.
Private Placements Risk
A private placement involves the sale of securities that have not been registered under the Securities Act, or relevant provisions of applicable
non-U.S. law, to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities. See “Principal
Risks of the Fund—Liquidity Risk.” Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks. See “Principal Risks of the Fund—Valuation Risk.”
Inflation/Deflation Risk
Inflation risk is the risk that the value of assets or income from the
Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy or changes in fiscal or monetary policies
(or the expectation of such changes)
. Deflation risk
is the risk that prices throughout the economy decline over time.
Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Common Shares.
Inflation-Indexed Security Risk
Inflation-indexed debt securities are subject to the effects of actual or anticipated changes in market interest rates caused by factors other than inflation (e.g., real interest rates). In general, the value of an inflation-indexed security, including Treasury Inflation-Protected
Securities (“TIPS”), tends to decrease when real interest rates increase and can increase when real interest rates decrease. Thus generally, during periods of rising inflation, the value of inflation-indexed securities will tend to increase and during periods of deflation, their value will tend to decrease. Interest payments on inflation-indexed securities are unpredictable and will fluctuate as the principal and interest are adjusted for inflation. There can be no assurance that the inflation index used (i.e., the Consumer Price Index (“CPI”)), which is calculated and published by a third-party, will accurately measure the real rate of inflation in the prices of goods and services. Increases in the principal value of TIPS due to inflation are considered taxable ordinary income for the amount of the increase in the calendar year. Any increase in the principal amount of an inflation-indexed debt security will be considered taxable ordinary income, even though the Fund will not receive the principal until maturity. Additionally, a CPI swap can potentially lose value if the realized rate of inflation over the life of the swap is less than the fixed market implied inflation rate (fixed breakeven rate) that the investor agrees to pay at the initiation of the swap. With municipal inflation-indexed securities, the inflation adjustment is integrated into the coupon payment, which is federally tax exempt (and may be state tax exempt). For municipal inflation-indexed securities, there is no adjustment to the principal value. Because municipal inflation-indexed securities are a small component of the municipal bond market, they may be less liquid than conventional municipal bonds.
Insurance-Linked and Other Instruments Risk
The Fund may invest in insurance-linked instruments and similar investments (which may include, for example, exposure to reinsurance contracts (through sidecars or otherwise), event-linked bonds, such as catastrophe and resilience bonds, and securities relating to life insurance policies, annuity contracts and premium finance loans). The
Fund could lose a portion or all of the principal it has invested in these types of investments, and the right to additional interest and/or dividend payments with respect to the investments, upon the occurrence of one or more trigger events, as defined within the terms of an investment.
Trigger events may include natural or other perils of a specific size or magnitude that occur in a designated geographic region during a specified time period, and/or that involve losses or other metrics that exceed a specific amount. The Fund may also invest in insurance-linked instruments that are subject to “indemnity triggers.” An indemnity trigger is a mechanism where the payout to the investor is based on the

35  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

actual losses incurred by the insurer and come into play when losses from a specified event exceed a designated level. Insurance-linked instruments subject to indemnity triggers are often regarded as being subject to potential moral hazard, since such insurance-linked investments are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Fund. There is no way to accurately predict whether a trigger event will occur and, accordingly, insurance-linked instruments and similar investments carry significant risk. In addition to the specified trigger events, these types of investments may expose the Fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. The Fund may also gain exposure to reinsurance contracts (through insurance-linked securities, sidecars or otherwise). This exposure may include “excess of loss”
contracts, wherein liability arises only if and when losses exceed a specified amount, and proportional reinsurance, wherein a pro rata portion of the premiums and liabilities of the cedant associated with a specified business or a portfolio of insurance contracts are linked to the investment. Investments linked to reinsurance transactions may involve significant insurance brokerage fees, fronting fees and other transaction costs.
A series of major triggering events could cause the failure of a reinsurer.
Similarly, to the extent the Fund invests in reinsurance-related securities for which a triggering event occurs, losses associated with such event will result in losses to the Fund and a series of major triggering events affecting a large portion of the reinsurance-related securities held by the
Fund may result in substantial losses to the Fund. In addition, unexpected events such as natural disasters or terrorist attacks could lead to government intervention. Political, judicial and legal developments affecting the reinsurance industry could also create new and expanded theories of liability or regulatory or other requirements;
such changes could have a material adverse effect on the Fund. In addition, the litigation environment in catastrophe-exposed states or regions could impact the frequency and severity of insurance claims, and litigation costs could decrease the value of the Fund’s investment in products linked to reinsurance contracts. In recent years, capital market participants have been increasingly active in the reinsurance market and markets for related risks. Increased competition could result in fewer submissions, lower premium rates and less favorable policy terms and conditions.
Certain insurance-linked instruments and similar investments may have limited liquidity, or may be illiquid. The Fund has limited transparency into the individual contracts underlying certain insurance-linked instruments and similar investments, which may make the risk assessment of them more difficult. These types of investments may be difficult to value.
The aforementioned instruments may include longevity and mortality investments, including indirect investment in pools of insurance-related longevity and mortality investments, including life insurance policies, annuity contracts and premium finance loans. Such investments are subject to “longevity risk” and/or “mortality risk.” Longevity risk is the risk that members of a reference population will live longer, on average, than anticipated. Mortality risk is the risk that members of a reference population will live shorter, on average, than anticipated. Changes in these rates can significantly affect the liabilities and cash needs of life insurers, annuity providers and pension funds. The terms of a longevity bond typically provide that the investor in the bond will receive less than the bond’s par amount at maturity if the actual average longevity (life span) of a specified population of people observed over a specified period of time (typically measured by a longevity index) is higher than a specified level. If longevity is higher than expected, the bond will return less than its par amount at maturity. A mortality bond, in contrast to a longevity bond, typically provides that the investor in the bond will receive less than the bond’s par amount at maturity if the mortality rate of a specified population of people observed over a specified period of time (typically measured by a mortality index) is higher than a specified level.
During their term, both longevity bonds and mortality bonds typically pay a floating rate of interest to investors. Longevity and mortality investments purchased by the Fund involve the risk of incorrectly predicting the actual level of longevity or mortality, as applicable, for the reference population of people. With respect to mortality investments held by the Fund, there is also the risk that an epidemic or other catastrophic event could strike the reference population, resulting in mortality rates exceeding expectations. The Fund may also gain this type of exposure through event-linked derivative instruments, such as swaps, that are contingent on or formulaically related to longevity or mortality risk.
Regulatory Changes Risk
Financial entities, such as investment companies and investment advisers, are generally subject to extensive government regulation and intervention. Government regulation and/or intervention may change the way the Fund is regulated, affect the expenses incurred directly by the Fund and the value of its investments, and limit and /or preclude the
Fund’s ability to achieve its investment objective. Government regulation may change frequently and may have significant adverse consequences. The Fund and the Investment Manager have historically been eligible for exemptions from certain regulations. However, there is no assurance that the Fund and the Investment Manager will continue to be eligible for such exemptions.
Moreover, government regulation may have unpredictable and
unintended effects. Legislative or regulatory actions to address perceived liquidity or other issues in fixed income markets generally, or in particular markets such as the municipal securities market, may alter or impair the Fund’s ability to pursue its investment objective or utilize certain investment strategies and techniques.
While there continues to be uncertainty about the full impact of these and other regulatory changes, it is the case that the Fund will be subject to a more complex regulatory framework, and may incur additional costs to comply with new requirements as well as to monitor for

October
30
,
2026
|
Prospectus

36

PIMCO Flexible Credit Income Fund

compliance in the future. Actions by governmental entities may also impact certain instruments in which the Fund invests and reduce market liquidity and resiliency.
Recent policy initiatives undertaken by the U.S. government have the potential to impact international relations, trade agreements, and the overall regulatory environment in ways that could create uncertainty and instability in domestic and global markets, and could adversely affect the investment performance of the Fund. In particular, actions taken by the U.S. government in respect of international trade relations could lead to trade wars, increased costs for imported goods, disruptions in supply chains, reduced foreign investment, and instability in regions where the Fund invests.
Tax Risk
The Fund has elected to be treated as a RIC under Subchapter M of the
Code and intends each year to qualify and be eligible to be treated as such, so that it generally will not be subject to U.S. federal income tax on its net investment income or net short-term or long-term capital gains that are timely distributed (or deemed distributed, as described below) to shareholders. In order to qualify and be eligible for such treatment, the Fund must meet certain asset diversification tests, derive at least 90% of its gross income for such year from certain types of qualifying income, and distribute to its shareholders at least 90% of its
“investment company taxable income” as that term is defined in the
Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and net tax-exempt income, for such year.
The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC and can limit the Fund’s ability to qualify as such. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to
RICs is uncertain. An adverse determination or future guidance by the
IRS or a change in law might affect the Fund's ability to qualify or be eligible for treatment as a RIC. Income and gains from certain of the
Fund's activities may not constitute qualifying income to a RIC for purposes of the 90% gross income test. If the Fund’s income or gain from a particular investment or activity were determined to constitute nonqualifying income, which in certain cases may be determined retroactively, and the Fund's nonqualifying income from all sources were to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it were eligible to and did pay a tax at the Fund level. See “Taxation” in the Statement of Additional
Information for additional details.
If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code and were ineligible to or did not otherwise cure such failure, the Fund would be subject to tax on its taxable income at corporate rates and, when such income is distributed, shareholders would be subject to further tax on such distributions to the extent of the
Fund's current or accumulated earnings and profits.
To the extent the Fund invests through one or more subsidiaries, the
Fund may be required to include in gross income for U.S. federal income tax purposes all of the subsidiary’s income, whether or not such income is distributed by the subsidiary, and the Fund may generally have to treat such income as ordinary income, regardless of the character of the subsidiary’s underlying income or gains. If a net loss is realized by a subsidiary, such loss is not generally available to offset the income earned by the Fund, and such loss cannot be carried forward to offset taxable income of the Fund or the subsidiary in future periods.
Potential Conflicts of Interest Risk—Allocation of Investment
Opportunities
The Investment Manager and its affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Investment Manager may provide investment
management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund.
Subject to the requirements of the 1940 Act, the Investment Manager intends to engage in such activities and may receive compensation from third parties for its services. The results of the Fund’s investment activities may differ from those of the Fund’s affiliates, or another account managed by the Investment Manager or its affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the Fund’s affiliates and/or other accounts managed by the
Investment Manager or its affiliates, including proprietary accounts, achieve profits on their trading.
Repurchase Agreements Risk
The Fund may enter into repurchase agreements, in which the Fund purchases a security from a bank or broker-dealer, which agrees to repurchase the security at the Fund’s cost plus interest within a specified time. Entering into repurchase agreements allows the Fund to earn a return on cash in the Fund's portfolio that would otherwise remain un-invested. Repurchase agreements may involve risks in the event of default or insolvency of the counterparty, including possible delays or restrictions upon the Fund's ability to sell the underlying securities and additional expenses in seeking to enforce the Fund's rights and recover any losses. Although the Fund seeks to limit the credit risk under a repurchase agreement by carefully selecting counterparties and accepting only high quality collateral, some credit risk remains. The counterparty could default which may make it necessary for the Fund to incur expenses to liquidate the collateral. The security subject to a repurchase agreement may be or become illiquid. These events could also trigger adverse tax consequences for the Fund.
Distribution Rate Risk
The Fund’s distribution rates may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance and other factors. The Fund’s distributions may be comprised of a return of capital. In general terms, a return of capital would occur where a Fund

37  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund’s distribution rate or that the rate will be sustainable in the future. Additionally, the distribution rate is not indicative of the Fund’s performance and may not correlate with the actual returns generated by the Fund’s investments.
Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities
Risk
The market prices of zero-coupon, step ups and payment-in-kind securities are generally more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero-coupon securities bear no interest, their prices are especially volatile and because zero-coupon bondholders do not receive interest payments, the prices of zero-coupon securities generally fall more dramatically
when interest rates rise
than those of bonds that pay
interest on a current basis
.
Zero coupon bonds, step-ups and
payment-in-
kind securities allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash
. The market for zero-coupon and payment-in-kind securities may suffer decreased liquidity.
Payment-in-kind securities may present
challenging fair valuation considerations because the accruals require judgments about the collectability of deferred payments and the value of any associated collateral. Further, even if the conditions for income accrual under U.S.
GAAP are satisfied, a borrower could default when
actual payment is due upon maturity.
In addition, as these securities
may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level
U.S. federal income and/or excise taxes, the Fund is required to distribute to its shareholders any income it is deemed to have received with
respect
to
of such investments, notwithstanding that cash has not
been received currently, and the value of paid-in-kind interest.
Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement.
The required distributions, if any, would result in an
increase in the Fund’s exposure to these securities.
Risk Retention Investment Risk
The Fund may invest in risk retention tranches of CMBS or other eligible securitizations, if any (“risk retention tranches”), which are eligible residual interests typically held by the sponsors of such securitizations pursuant to the final rules implementing the credit risk retention requirements of Section 941 of the Dodd-Frank Act (the “U.S. Risk
Retention Rules”). In the case of CMBS transactions, for example, the
U.S. Risk Retention Rules permit all or a portion of the retained credit risk associated with certain securitizations (i.e., retained risk) to be held by an unaffiliated “third party purchaser,” such as the Fund, if, among other requirements, the third-party purchaser holds its retained interest, unhedged, for at least five years following the closing of the CMBS transaction, after which it is entitled to transfer its interest in the securitization to another person that meets the requirements for a third-party purchaser. Even after the required holding period has expired, due to the generally illiquid nature of such investments, no assurance can be given as to what, if any, exit strategies will ultimately be available for any given position.
In addition, there is limited guidance on the application of the final
U.S. Risk Retention Rules to specific securitization structures. There can be no assurance that the applicable federal agencies charged with the implementation of the final U.S. Risk Retention Rules (the Federal
Deposit Insurance Corporation, the Comptroller of the Currency, the
Federal Reserve Board, the SEC, the Department of Housing and Urban
Development, and the Federal Housing Finance Agency) could not take positions in the future that differ from the interpretation of such rules taken or embodied in such securitizations, or that the final U.S. Risk
Retention Rules will not change.
Furthermore, in situations where the Fund invests in risk retention tranches of securitizations structured by third parties, the Fund may be required to execute one or more letters or other agreements, the exact form and nature of which will vary (each, a “Risk Retention
Agreement”) under which it will make certain undertakings designed to ensure such securitization complies with the final U.S. Risk Retention
Rules. Such Risk Retention Agreements may include a variety of representations, warranties, covenants and other indemnities, each of which may run to various transaction parties. If the Fund breaches any undertakings in any Risk Retention Agreement, it will be exposed to claims by the other parties thereto, including for any losses incurred as a result of such breach, which could be significant and exceed the value of the Fund’s investments.
Subsidiary Risk
To the extent the Fund invests through one or more of its Subsidiaries, the Fund would be exposed to the risks associated with such
Subsidiary’s investments. Such Subsidiaries would likely not be registered as investment companies under the 1940 Act and therefore would not be subject to all of the investor protections of the 1940 Act.
Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as intended and could adversely affect the Fund.
Portfolio Turnover Risk
The Investment Manager manages the Fund without regard generally to restrictions on portfolio turnover. The use of futures contracts and other derivative instruments with relatively short maturities may tend to exaggerate the portfolio turnover rate for the Fund. Trading in fixed income securities does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. The use of

October
30
,
2026
|
Prospectus

38

PIMCO Flexible Credit Income Fund

futures contracts and other derivative instruments may involve the payment of commissions to futures commission merchants or other intermediaries. Higher portfolio turnover involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities
, which directly reduce net returns
to investors
. The higher the rate of portfolio turnover of the Fund, the higher these transaction costs borne by the Fund generally will be. Such sales may result in realization of taxable capital gains (including short-term capital gains, which are generally taxed to shareholders holding shares in taxable accounts
at ordinary income tax rates when
distributed net of short-term capital losses and net long-term capital losses), and may adversely impact the Fund’s after-tax returns. The realization of short-term capital gains may also cause adverse tax consequences for the Fund’s shareholders. See “Tax Matters.”
Operational Risk
An investment in the Fund, like any fund, can involve operational
and
technology
risks arising from factors such as processing errors,
communication errors,
human errors, inadequate or failed internal or
external processes, failures in systems and technology,
cybersecurity
incidents, the potential use of artificial intelligence and machine learning,
changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund.
Operational and technology risks for the issuers
could also result in material adverse consequences for such issuers and may cause the Fund's investments in such issuers to lose value.
While
the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.
Market Disruptions Risk
The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, military conflicts, geopolitical disputes, terrorism, social or political unrest, recessions, supply chain disruptions, tariffs and other restrictions on trade, sanctions, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics), bank failures, natural/environmental disasters, climate change and climate related events,
responses to government actions or
interventions (the threat or imposition of tariffs, trade restrictions, currency restrictions, or similar actions),
which can all negatively impact
the securities markets, interest rates, auctions, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the
Fund’s investments or the Investment Manager’s operations and the value of an investment in the Fund, its distributions and its returns.
These events can also impair the technology and other operational systems upon which the Fund’s service providers, including PIMCO as the Fund’s investment adviser, rely, and could otherwise disrupt the
Fund’s service providers’ ability to fulfill their obligations to the Fund.
Furthermore, events involving limited liquidity, defaults,
non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
Geopolitical Conflicts Risk
The occurrence of geopolitical conflicts, war or terrorist activities could have adverse impacts on markets in various and unpredictable ways. For example, the armed conflict among the United States, Israel, and Iran has caused, and could continue to cause, significant market disruptions and volatility. The conflict has had a particular negative impact on oil and gas markets, which could have a broader adverse effect on many sectors of the global economy in the future. In addition, following
Russia's large-scale invasion of Ukraine in February 2022, Russia, and other countries, persons and entities that were viewed as having provided material aid to Russia's aggression against Ukraine, became the subject of economic sanctions and import and export controls imposed by countries throughout the world, including the United States.
Such measures have had and may continue to have an adverse effect on the Russian, Belarusian and other securities and economies. Additional examples include, but are not limited to, heightened concerns of trade disputes, which could result in increased tariffs, trade restrictions or other retaliatory countermeasures. The extent, duration and impact of geopolitical conflicts and related market impacts are difficult to ascertain, but could be significant and could have significant adverse effects on regional and global economies and the markets for certain securities and commodities, such as oil, natural gas, steel and aluminum, as well as other sectors, and on the Fund’s investments.
Cyber Security Risk
As the use of
complex information technology and communication
systems
, including cloud-based technology, has become more prevalent and interconnected in the course of business, the Fund is potentially more susceptible to operational and information security risks resulting from breaches in cyber security, including: processing and human errors, inadequate or failed internal or external processes, failures in system and technology, errors in algorithms used with respect to Fund operations and changes in personnel. A breach in cyber security refers to both intentional and unintentional cyber events from outside threat actors or internal resources that may, among other things, cause the
Fund to lose proprietary information, suffer data corruption and/or destruction, lose operational capacity, result in the unauthorized release or other misuse of confidential information, or otherwise disrupt normal business operations. Geopolitical tensions can increase the scale and sophistication of deliberate cybersecurity attacks, particularly those from nation-states or from entities with nation-state backing, who may desire to use cybersecurity attacks to cause damage or create leverage against geopolitical rivals. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through
“hacking” or malicious software coding), and may come from multiple sources, including outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users) or cyber

39  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

extortion, including exfiltration of data held for ransom and/or
“ransomware” attacks that renders systems inoperable until the ransom is paid, or insider actions (e.g., intentionally or unintentionally harmful acts of PIMCO personnel). In addition, cyber security breaches involving the Fund’s third party service providers (including but not limited to advisers, sub-advisers, administrators, transfer agents, custodians, vendors, suppliers, distributors and other third parties), trading counterparties or issuers in which the Fund invests can also subject the
Fund to many of the same risks associated with direct cyber security breaches or extortion of company data. PIMCO’s use of cloud-based service providers could heighten or change these risks. In addition, work-from-home arrangements by the Fund, the Investment Manager or their service providers could increase all of the above risks, create additional data and information accessibility concerns, and make the
Fund, the Investment Manager or their service providers susceptible to operational disruptions, any of which could adversely impact their operations.
Cyber security failures or breaches may result in financial losses to the
Fund and its shareholders. For example, cyber security failures or breaches involving trading counterparties or issuers in which the Fund invests could adversely impact such counterparties or issuers and cause the Fund’s investment to lose value. These failures or breaches may also result in disruptions to business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate its NAV, process shareholder transactions or otherwise transact business with shareholders; impediments to trading; violations of applicable privacy and other laws; regulatory fines; penalties; third-party claims in litigation; reputational damage; reimbursement or other compensation costs; additional compliance and cyber security risk management costs and other adverse consequences. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.
Like with operational risk in general, the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security. However, there are inherent limitations in these plans and systems, including that certain risks may not have been identified, in large part because different or unknown threats may emerge in the future. As such, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers in which the Fund may invest, trading counterparties or third-party service providers to the
Fund. Such entities have experienced cyber attacks and other attempts to gain unauthorized access to systems from time to time, and there is no guarantee that efforts to prevent or mitigate the effects of such attacks or other attempts to gain unauthorized access will be successful.
There is also a risk that cyber security breaches may not be detected. The
Fund and its shareholders may suffer losses as a result of a cyber security breach related to the Fund, its service providers, trading counterparties or the issuers in which the Fund invests.
Short Exposure Risk
The Fund’s short sales
or
short positions, if any, are subject to special
risks. A short sale involves the sale by the Fund of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. The Fund may also enter into a short position through a forward commitment or a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any transaction costs (i.e., premiums and interest) paid to the broker-dealer to borrow securities. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security’s value cannot decrease below zero. By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks.
The use of leverage may increase the Fund’s exposure to long security positions and make any change in the Fund’s NAV greater than it would be without the use of leverage. This could result in increased volatility of returns. There is no guarantee that any leveraging strategy the Fund employs will be successful during any period in which it is employed.
In times of unusual or adverse market, economic, regulatory, environmental or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, environmental, regulatory or political conditions generally may exist for long periods of time. In response to market events, the SEC and regulatory authorities in other jurisdictions may adopt (and in certain cases, have adopted) bans on, and/or reporting requirements for, short sales of certain securities, including short positions on such securities acquired through swaps. Restrictions on and/or reporting of short selling and short positions may negatively impact and materially impair the Fund's ability to execute certain transactions. Also, there is the risk that the third party to the short sale or short position will not fulfill its contractual obligations, causing a loss to the Fund.
Equity Risk
Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Equity securities also include, among other things, common stocks, preferred securities, convertible stocks and warrants. The values of equity securities, such as common stocks and preferred securities, may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in inflation, interest or currency rates, financial system instability or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as regulatory changes, labor shortages or increased production costs and competitive conditions within an
industry.Conversely, a change in financial condition or other event affecting a single issuer or industry may adversely impact securities markets as a whole. Equity securities generally have greater price volatility than most fixed income securities. These risks are generally magnified in the case of equity investments in distressed companies.

October
30
,
2026
|
Prospectus

40

PIMCO Flexible Credit Income Fund

Other Pooled Investment Vehicles Risk
Subject to applicable limits under the 1940 Act, the Fund may invest in other pooled investment vehicles, including investment companies, private funds or other pooled investment vehicles that would qualify as
“investment companies” under the 1940 Act but for an applicable exemption or exclusion, including but not limited to Sections 3(c)(1) or
3(c)(7) of the 1940 Act (“Private Funds”). When investing in an investment company, the Fund will generally bear its ratable share of that investment company's expenses and would remain subject to payment of the Fund's investment management fees and other
expenses with respect to assets so invested. Common Shareholders would therefore be subject to duplicative expenses to the extent the
Fund invests in other investment companies. In addition, other investment companies may utilize leverage, in which case an investment would subject the Fund to additional risks associated with leverage. Due to its own financial interest or other business considerations, the
Investment Manager may choose to invest a portion of the Fund’s assets in investment companies sponsored or managed by the Investment
Manager or its related parties in lieu of investments by the Fund directly in portfolio securities, or may choose to invest in such investment companies over investment companies sponsored or managed by
others. Participation in a cash sweep program where the Fund's uninvested cash balance is used to purchase shares of affiliated or unaffiliated money market funds or cash management pooled
investment vehicles at the end of each day subjects the Fund to the risks associated with the underlying money market funds or cash
management pooled investment vehicles, including liquidity risk.
Applicable law may limit the Fund’s ability to invest in other investment companies.
To the extent the Fund invests through one or more Private Funds, the
Fund would be exposed to the risks associated with such Private Fund’s investments. The Fund’s investments in Private Funds would not be subject to the protections afforded to shareholders under the 1940 Act.
These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by Private Fund managers, and leverage limitations. By investing in Private Funds indirectly through the Fund, a shareholder would bear two layers of asset-based fees and expenses –
at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund.
Certain Affiliations
Certain broker-dealers may be considered to be affiliated persons of the
Fund and/or the Investment Manager due to their possible affiliations with Allianz SE, the ultimate parent of the Investment Manager, or another Allianz entity. Allianz Asset Management of America LP merged with Allianz Asset Management of America LLC (“Allianz Asset
Management”), with the latter being the surviving entity, effective
January 1, 2023. Following the merger, Allianz Asset Management is
PIMCO’s managing member and direct parent entity. Absent an
exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and take advantage of market opportunities.
The 1940 Act imposes significant limits on co-investment with affiliates of the Fund. The Fund has received exemptive relief from the SEC that, to the extent the Fund relies on such relief, permits it to (among other things) co-invest alongside certain other persons in privately negotiated investments, including certain affiliates of the Investment Manager and certain public or private funds managed by the Investment Manager and its affiliates, subject to certain terms and conditions. The exemptive relief from the SEC with respect to co-investments imposes a number of conditions on any co-investments made in reliance on such relief that may limit or restrict the Fund’s ability to participate in an investment or require it to participate in an investment to a lesser extent, which could negatively impact the Fund’s ability to execute its desired investment strategy and its returns. Subject to applicable law, the Fund may also invest alongside other PIMCO managed funds and accounts, including private funds and affiliates of the Investment Manager, without relying on the exemptive relief. Pursuant to co-investment exemptive relief, to the extent the Fund relies on such relief, the Fund will be able to invest in opportunities in which PIMCO and/or its affiliates has an investment, and PIMCO and/or its affiliates will be able to invest in opportunities in which a fund has made an investment.
Anti-Takeover Provisions
The Fund’s Amended and Restated Agreement and Declaration of Trust
includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. See “Anti-Takeover and Other Provisions in the
Declaration of Trust and Bylaws.”

41  Prospectus
|
PIMCO Flexible Credit Income Fund

PIMCO Flexible Credit Income Fund

Summary of Fund Expenses
This table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund. You may qualify for sales charge discounts on Class A-2 and/or Class A-4 Common Shares of the Fund if you and your family invest, or agree to invest in the future, in a certain amount of Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of the Fund (to the extent available) or other eligible closed-end interval funds that are sponsored by PIMCO. More information about these and other discounts is available in the “Plan of Distribution—Share Classes” section on page 118 of this prospectus, Appendix B to this prospectus (Financial Firm-Specific Sales Charge Waivers and Discounts) or from your financial advisor.
Shareholder Transaction Expenses (fees paid directly from your investment):
	Institutional Class	Class A-1	Class A-2	Class A-3	Class A-4
Maximum Initial Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None(1)	None(1)	3.00%(2)	None(1)	3.00%(2)
Maximum Early Withdrawal Charge (Load) (as a percentage of the lower of the original purchase price or repurchase price)	None	None	1.00%	None	1.00%
Dividend Reinvestment Fees	None	None	None	None	None
1
While neither the Fund nor the Distributor impose an initial sales charge, if you buy Institutional Class, Class A-1 or Class A-3 Common Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
2
Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%. See “Plan of Distribution - Purchasing Shares - Reductions and Waivers of Initial Sales Charges and EWCs” and “Appendix B - Financial Firm-Specific Sales Charge Waivers and Discounts” in this prospectus for more information on sales charge waivers and discounts.
Annual Fund Operating Expenses (as a percentage of Net Assets Attributable to Common Shares (reflecting average leverage attributable to reverse repurchase agreements representing approximately 31.68% of the Fund’s average total managed assets or 46.37% of the Fund’s average net assets attributable to common shares)):
	Institutional Class	Class A-1	Class A-2	Class A-3	Class A-4
Management Fees(1)	1.75%	1.75%	1.75%	1.75%	1.75%
Distribution and/or Service (12b-1) Fees	N/A	0.50%	0.50%	0.75%	0.75%
Interest Payments on Borrowed Funds(2)(3)	2.20%	2.20%	2.20%	2.20%	2.20%
Other Expenses(4)	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	3.96%	4.46%	4.46%	4.71%	4.71%
1
Management fees include fees payable to the Investment Manager, pursuant to an investment management agreement (“Investment Management Agreement”), for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). The Fund (and not PIMCO) is responsible for certain fees and expenses, which are reflected in the table above, that are not covered by the unified management fee under the Investment Management Agreement. Please see “Management of the Fund - Investment Management Agreement” for an explanation of the unified management fee and definition of “total managed assets” and “net assets.”
2
Reflects the Fund’s use of leverage in the form of reverse repurchase agreements averaged over the fiscal year ended June 30, 2026, which represented 31.68% of the Fund’s average total managed assets, including assets attributable to such leverage, (or 46.37% of the Fund’s average net assets attributable to common shares), as of that date, at an estimated annual interest rate cost to the Fund of 4.685%, which is the weighted average interest rate cost during the fiscal year ended June 30, 2026. See “Use of Leverage—Effects of Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.
3
“Interest Payments on Borrowed Funds” is borne by the Fund separately from the management fees paid to PIMCO. Excluding such expense, Total Annual Fund Operating Expenses are 1.76%, 2.26%, 2.26%, 2.51% and 2.51% for Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4 shares, respectively.
4
“Other Expenses” are based on estimated amounts for the current fiscal year.
Example
As required by relevant SEC regulations, the following example illustrates the expenses (including any applicable sales charge) that you would pay on a $1,000 investment in the Common Shares, assuming a 5% annual return(1):

PIMCO Flexible Credit Income Fund
|
Prospectus

42

PIMCO Flexible Credit Income Fund

If you redeem your shares at the end of each period:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$40	$121	$203	$417
Class A-1	$45	$135	$226	$458
Class A-2	$83	$161	$249	$474
Class A-3	$47	$142	$237	$478
Class A-4	$86	$168	$260	$494
If you do not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A-2	$73	$161	$249	$474
Class A-4	$76	$168	$260	$494
1
The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown.
The
example assumes that the estimated Interest Payments on Borrowed Funds and Other
Expenses set forth in the Annual Fund Operating Expenses table are accurate, that the
Total Annual Fund Operating Expenses (as described above) remain the same for all time periods shown, and that all dividends and distributions are reinvested at NAV.
Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Institutional Class,
Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares of the Fund, which are not reflected in the example.

43  Prospectus
|
PIMCO Flexible Credit Income Fund

This page intentionally left blank

PIMCO Flexible Credit Income Fund

Financial Highlights
The financial highlights table set forth below is intended to help you understand the Fund’s recent financial performance. Information shown reflects performance of the Fund’s Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares. The information in the table below is for the fiscal years and/or periods, as applicable, ended June 30,
2026
, June 30,
2025
, June 30,
2024
, June 30,
2023
and June 30,
2022
, audited by
PricewaterhouseCoopers LLP (“PwC”), whose report on such financial statements is contained in the Fund’s June 30,
2026
annual report and is
incorporated by reference into the Statement of Additional Information. References to Notes to Financial Statements are to the notes included in the
Fund's annual shareholder report dated June 30,
2026
.

		Investment Operations			Less Distributions (c)

Selected Per Share Data for the Year or Period Ended^:	Net Asset Value Beginning of Year or Period (a)	Net Investment Income (Loss) (b)	Net Realized/ Unrealized Gain (Loss)	Total	From Net Investment Income	From Net Realized Capital Gain	Total
PIMCO Flexible Credit Income Fund (Consolidated)
Institutional Class
06/30/2026	$ 7.11	$ 0.74	$ (0.17)	$ 0.57	$ (0.79)	$ 0.00	$ (0.79)
06/30/2025	6.94	0.86	0.08	0.94	(0.77)	0.00	(0.77)
06/30/2024	6.81	0.73	0.16	0.89	(0.76)	0.00	(0.76)
06/30/2023	7.89	0.88	(0.85)	0.03	(1.11)	0.00	(1.11)
06/30/2022	9.68	0.89	(1.88)	(0.99)	(0.80)	0.00	(0.80)
Class A-1
06/30/2026	7.11	0.70	(0.17)	0.53	(0.75)	0.00	(0.75)
06/30/2025	6.94	0.84	0.06	0.90	(0.73)	0.00	(0.73)
06/30/2024	6.81	0.69	0.17	0.86	(0.73)	0.00	(0.73)
06/30/2023	7.89	0.84	(0.85)	(0.01)	(1.07)	0.00	(1.07)
06/30/2022	9.68	0.90	(1.94)	(1.04)	(0.75)	0.00	(0.75)
Class A-2
06/30/2026	7.11	0.71	(0.18)	0.53	(0.75)	0.00	(0.75)
06/30/2025	6.94	0.82	0.08	0.90	(0.73)	0.00	(0.73)
06/30/2024	6.81	0.69	0.17	0.86	(0.73)	0.00	(0.73)
06/30/2023	7.89	0.85	(0.86)	(0.01)	(1.07)	0.00	(1.07)
06/30/2022	9.68	0.85	(1.89)	(1.04)	(0.75)	0.00	(0.75)
Class A-3
06/30/2026	7.11	0.69	(0.18)	0.51	(0.73)	0.00	(0.73)
06/30/2025	6.94	0.80	0.09	0.89	(0.72)	0.00	(0.72)
06/30/2024	6.81	0.68	0.16	0.84	(0.71)	0.00	(0.71)
06/30/2023	7.89	0.84	(0.87)	(0.03)	(1.05)	0.00	(1.05)
06/30/2022	9.68	0.83	(1.89)	(1.06)	(0.73)	0.00	(0.73)
Class A-4
06/30/2026	7.11	0.69	(0.18)	0.51	(0.73)	0.00	(0.73)
06/30/2025	6.94	0.81	0.08	0.89	(0.72)	0.00	(0.72)
06/30/2024	6.81	0.68	0.16	0.84	(0.71)	0.00	(0.71)
06/30/2023	7.89	0.78	(0.81)	(0.03)	(1.05)	0.00	(1.05)
06/30/2022	9.68	0.82	(1.88)	(1.06)	(0.73)	0.00	(0.73)
^
A zero balance may reflect actual amounts rounding to less than $0.01 or 0.01%.
(a)
Net asset value includes adjustments required by U.S. GAAP. These values, and other performance figures relying on them, such as average annual total return data included in the
Fund's prospectus and in any shareholder reports, may differ from net asset values and performance reported elsewhere with respect to the Fund.
(b)
Per share amounts based on average number of Common Shares outstanding during the year or period.
(c)
The tax characterization of distributions is determined in accordance with Federal income tax regulations. See Note 2, Distributions — Common Shares, in the Notes to Financial
Statements for more information.
(d)
Total return figures include adjustments required by U.S. GAAP. These values, and other performance figures relying on them, such as average annual total return data included in the
Fund's prospectus and in any shareholder reports, may differ from net asset values and performance reported elsewhere with respect to the Fund. Additionally, excludes applicable initial sales charges and contingent deferred sales charges.
(e)
Ratio includes interest expense which primarily relates to participation in borrowing and financing transactions. See Note 5, Borrowings and Other Financing Transactions, in the Notes
to Financial Statements for more information.
(f)
Expense ratio as presented is calculated based on average net assets for the period presented. Due to significant fluctuations in total net assets during the period, the expense ratio to average net assets differs from the total operating expense ratio in effect for each class. See Note 9, Fees and Expenses in the Notes to Financial Statements for additional information on how the Fund’s expenses are calculated.
(g)
Effective April 1, 2025, the Fund has agreed to pay to PIMCO an annual fee, payable monthly, in an amount equal to the lesser of (i) 1.30% of the Fund's average daily “total managed assets” and (ii) 1.75% of the Fund's average daily net assets (excluding daily net assets attributable to any preferred shares of the Fund that may be outstanding). See Note 9, Fees and Expenses in the Notes to Financial Statements for additional information.

45  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

			Ratios/Supplemental Data
				Ratios to Average Net Assets
Net Asset Value End of Year or Period (a)	Total Return (d)	Net Assets End of Year or Period (000s)	Expenses (e)	Expenses Excluding Waivers (e)	Expenses Excluding Interest Expense	Expenses Excluding Interest Expense and Waivers	Net Investment Income (Loss)	Portfolio Turnover Rate

$ 6.89	8.20%	$ 3,058,610	3.96%	3.96%	1.76%	1.76%	10.48%	27%
7.11	14.10	2,703,469	5.12 (g)	5.12 (g)	1.97 (g)	1.97 (g)	12.05	19
6.94	13.85	2,245,017	6.61	6.61	2.19	2.19	10.64	16
6.81	0.53	2,290,340	5.35	5.35	2.22	2.22	11.91	26
7.89	(10.97)	2,488,404	2.54	2.54	2.10	2.10	9.73	35

6.89	7.66	245	4.46	4.46	2.26	2.26	9.97	27
7.11	13.52	140	6.45 (f)(g)	6.45 (f)(g)	2.60 (f)(g)	2.60 (f)(g)	11.90	19
6.94	13.29	9,506	7.11	7.11	2.69	2.69	10.13	16
6.81	0.03	9,321	5.85	5.85	2.72	2.72	11.39	26
7.89	(11.43)	9,658	3.04	3.04	2.60	2.60	10.30	35

6.89	7.66	261,605	4.46	4.46	2.26	2.26	10.04	27
7.11	13.52	155,406	5.62 (g)	5.62 (g)	2.47 (g)	2.47 (g)	11.55	19
6.94	13.29	114,412	7.11	7.11	2.69	2.69	10.15	16
6.81	0.03	95,806	5.91 (f)	5.91 (f)	2.72 (f)	2.72 (f)	11.49	26
7.89	(11.45)	87,001	3.04	3.04	2.60	2.60	9.37	35

6.89	7.40	1,006,909	4.71	4.71	2.51	2.51	9.75	27
7.11	13.25	683,400	5.87 (g)	5.87 (g)	2.72 (g)	2.72 (g)	11.31	19
6.94	13.00	490,934	7.36	7.36	2.94	2.94	9.90	16
6.81	(0.22)	444,222	6.31 (f)	6.31 (f)	2.97 (f)	2.97 (f)	11.46	26
7.89	(11.66)	255,741	3.29	3.29	2.85	2.85	9.15	35

6.89	7.40	88,436	4.71	4.71	2.51	2.51	9.77	27
7.11	13.25	54,458	5.80 (f)(g)	5.80 (f)(g)	2.70 (f)(g)	2.70 (f)(g)	11.39	19
6.94	13.00	29,128	7.36	7.36	2.94	2.94	9.93	16
6.81	(0.22)	26,774	5.41 (f)	5.41 (f)	2.97 (f)	2.97 (f)	10.11	26
7.89	(11.66)	150,498	3.29	3.29	2.85	2.85	8.99	35

October
30
,
2026
|
Prospectus

46

PIMCO Flexible Credit Income Fund

The Fund
The Fund is a diversified, closed-end management investment company registered under the 1940 Act. The Fund continuously offers its
Common Shares and is operated as an “interval fund.” The Fund currently has five separate classes of Common Shares: Institutional
Class, Class A-1, Class A-2, Class A-3 and Class A-4. The Fund was
organized as a Massachusetts business trust on October 25, 2016, pursuant to the Declaration
of Trust (the “Declaration”)
, which is
governed by the laws of The Commonwealth of Massachusetts. The
Fund commenced operations on February 22, 2017, in connection with its initial public offering of Institutional Class Common Shares. The
Fund’s principal office is located at 1633 Broadway, New York,
New York 10019.
Use of Proceeds
The Fund will invest the proceeds of the continuous offering of Common
Shares on an ongoing basis in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending such investment, it is anticipated that the proceeds of an offering will be invested in high grade, short-term securities, credit-linked trust certificates, and/or high yield securities index futures contracts or similar derivative instruments designed to give the Fund exposure to the securities and markets in which it intends to invest while PIMCO selects specific investments.
The Fund’s Investment Objective and Strategies
When used in this prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Fund may invest indirectly by investing in derivatives or through its Subsidiaries. References herein to the Fund include, as appropriate, Subsidiaries through which the Fund may gain exposure to investments. The Fund may be exposed to the different types of investments described below through its investments in its Subsidiaries. The allocation of the Fund’s assets to a Subsidiary will vary over time and will likely not include all of the different types of investments described herein at any given time.
Investment Objective
The Fund seeks to provide attractive risk-adjusted returns and current income.
The Fund seeks to achieve its investment objective by investing, under normal circumstances, across a wide array of global credit sectors, including corporate, mortgage, consumer, emerging market and municipal credit markets, and utilizing a flexible asset allocation strategy among multiple public and private credit sectors, including corporate debt (including, among other things, fixed-, variable- and floating-rate bonds, loans, convertible and contingent convertible securities and stressed, distressed and defaulted debt securities issued by U.S. or foreign (non-U.S.) corporations or other business entities, including emerging market issuers), mortgage-related and other consumer-related instruments, collateralized debt obligations, including, without limitation, collateralized loan obligations, government and sovereign debt, municipal bonds and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers. The Fund may invest without
limitation
in
investment grade debt securities and may invest without
limitation
in
below investment grade debt securities (commonly referred to as “high yield” securities or “junk bonds”), including securities of stressed, distressed or defaulted issuers. No assurance can be given that the
Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund. The types of securities and instruments in which the Fund may invest are summarized under “The Fund’s
Investment Objective and Policies—Portfolio Management
Strategies—Portfolio Contents.”
Portfolio Management Strategies
PIMCO serves as the Investment Manager of the Fund and manages the
Fund’s portfolio. See “Management of the Fund.” The portfolio management strategies and techniques to be utilized by PIMCO are described below.
Flexible Allocation Strategy
In managing the Fund, PIMCO employs an active approach to allocation among multiple credit sectors based on, among other things, market conditions, valuation assessments, economic outlook, credit market trends and other economic factors. With PIMCO’s macroeconomic analysis as the basis for top-down investment decisions, including geographic and credit sector emphasis, the Fund expects to focus on seeking attractive risk-adjusted returns across multiple credit sectors.
PIMCO may choose to focus on particular countries or regions, asset classes, industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. The relative value assessment within credit sectors draws on PIMCO’s regional and sector specialist insights. As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
Investment Selection Strategies
Once the Fund’s top-down, portfolio positioning decisions have been made as described above, PIMCO generally selects particular
investments for the Fund by employing a bottom-up, disciplined credit approach which is driven by fundamental, independent research within each sector represented in the Fund, with a focus on seeking to identify securities and other instruments with solid and/or improving fundamentals.

47  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

PIMCO utilizes strategies that focus on credit quality analysis, duration management and other risk management techniques. PIMCO attempts to identify, through fundamental research driven by independent credit analysis and proprietary analytical tools, debt obligations and other income-producing securities that provide positive risk-adjusted returns based on its analysis of the issuer’s credit characteristics and the position of the security in the issuer’s capital structure.
Consideration of yield is only one component of the portfolio managers'
approach in managing the Fund. PIMCO also attempts to identify investments that may appreciate in value based on PIMCO’s assessment of the issuer’s credit characteristics, forecast for interest rates and outlook for particular countries/regions, currencies, industries, sectors and the global economy and bond markets generally.
Credit Quality
The Fund may invest without limitation in debt instruments that are, at the time of purchase, rated below “investment grade” by at least one of
Moody's, S&P or Fitch, or unrated but determined by PIMCO to be of comparable quality to securities so rated. “Investment grade” means a rating, in the case of Moody’s, of Baa3 or higher, or in the case of S&P and Fitch, of BBB-or higher. The Fund may invest in securities of stressed, distressed
and/
or defaulted issuers, which include securities
in
default or
at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund or that are rated in the lower rating categories by one or more NRSROs (for example, Ca or lower by Moody’s or CC or lower by S&P or Fitch) or, if unrated, are determined by PIMCO to be of comparable quality
to securities so rated
.
The Fund may also invest in defaulted securities and
debtor-in-possession financings. Debt instruments of below investment grade quality
,
and in debtor-in-possession financings,
are regarded as
having predominantly speculative characteristics with respect to capacity to pay interest and repay principal, and are commonly referred to as “high yield” securities or “junk bonds.” Debt instruments in the lowest investment grade category may also be considered to possess some speculative characteristics by certain ratings agencies. The Fund may, for hedging, investing or leveraging purposes, make use of credit default swaps (which includes buying and/or selling credit default swaps), which are contracts whereby one party makes periodic payments to a counterparty in exchange for the right to receive from the counterparty a payment equal to the par (or other agreed-upon) value of a referenced debt obligation in the event of a default or other credit event by the issuer of the debt obligation.
Independent Credit Analysis
PIMCO relies primarily on its own analysis of the credit quality and risks associated with individual debt instruments considered for the Fund, rather than relying exclusively on rating agencies or third-party research.
The Fund’s portfolio managers utilize this information in an attempt to manage credit risk and to identify investments that are undervalued and/
or that offer attractive yields relative to PIMCO’s assessment of their credit characteristics. This aspect of PIMCO’s capabilities will be particularly important to the extent that the Fund invests in high yield securities and in securities of emerging market issuers.
Duration Management
It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to eight year range), as calculated by the Investment Manager, although it may be shorter or longer at any time depending on market conditions and other factors.
While the Fund seeks to maintain a short to intermediate average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. For example, if the Fund has an average portfolio duration of eight years, a 1% increase in interest rates would tend to correspond to an 8% decrease in the value of the Fund’s portfolio. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, meaning the portfolio would tend to increase in value in response to an increase in interest rates. If the Fund has a negative average portfolio duration, a 1% increase in interest rates would tend to correspond to a 1% increase in the value of the
Fund’s portfolio for every year of negative duration. A negative average portfolio duration would potentially benefit the portfolio in an environment of rising market interest rates, but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
The Fund may use various derivatives strategies to
manage (increase or decrease) the dollar-weighted average effective duration of the Fund's portfolio.
PIMCO may also utilize certain
strategies including, without limitation, investments in structured notes or interest rate futures contracts or swap, cap, floor or collar transactions, for the purpose of reducing the interest rate sensitivity of the Fund’s portfolio, although there is no assurance that it will do so or that such strategies will be successful. The foregoing is a description of interest rate duration management only. The credit spread duration of the Fund's portfolio may vary, in some cases significantly, from its interest rate duration.
Portfolio Contents and Other Information
Investment Parameters
The Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities. The Fund will not change its
80% policy unless the Fund provides shareholders with the notice required by Rule 35d-1 under the 1940 Act, as it may be amended from time to time.
For purposes of the
Fund’s name and
80% policy,
“credit”
refers to
debt
instruments
,
which
may include, without limitation, bonds, debt
securities and other similar instruments of varying maturities issued by various U.S. and foreign (non-U.S.) public- or private-sector entities;
structured products, securitizations and other asset-backed securities issued on a public or private basis (including agency and non-agency residential mortgage-backed securities and commercial
mortgage-backed securities, CBOs, CLOs, other CDOs and other similarly structured securities); corporate debt securities of U.S. and
non-U.S. issuers, including convertible and contingent convertible securities and corporate commercial paper; municipal securities and

October
30
,
2026
|
Prospectus

48

PIMCO Flexible Credit Income Fund

other debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises, including taxable municipal securities; obligations of foreign governments or their sub-divisions, agencies and government sponsored enterprises and obligations of international agencies and supranational entities; U.S. Government Securities; loans (including, among others, and without limitation as to a loan’s level of seniority within a capital structure, senior loans, mezzanine loans, delayed draw and delayed funding loans, revolving credit facilities and loan participations and assignments); loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans (such as credit card receivables, automobile loans and student loans) (“private credit assets”);
payment-in-kind securities; zero-coupon bonds; inflation-indexed bonds issued by both governments and corporations; structured notes, including hybrid or indexed securities; insurance-linked instruments, catastrophe bonds and other event-linked bonds; credit-linked notes;
covenant-lite obligations; preferred securities; convertible debt securities
(i.e., debt securities that may be converted at either a stated price or stated rate into underlying shares of common stock), including synthetic convertible debt securities (i.e., instruments created through a combination of separate securities that possess the two principal characteristics of a traditional convertible security, such as an income-producing security and the right to acquire an equity security);
and bank certificates of deposit, fixed time deposits and bankers’
acceptances. The rate of interest on an income-producing instrument may be fixed, floating or variable. At any given time and from time to time substantially all of the Fund’s portfolio may consist of below investment grade securities. The Fund may invest in debt securities of stressed, distressed or defaulted issuers as well as in defaulted or unrated investments and debtor-in-possession financings. For tax or other structuring reasons, the Fund may purchase a loan or debt investment structured as an equity interest (e.g., a joint venture interest). The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed instruments, including the equity or “first loss” tranche. The Fund may invest in unsecured loans and subordinated or mezzanine obligations, including second and lower lien loans and the mezzanine and equity (or “first loss”) tranches of CLO issues. The Fund’s investments in derivatives transactions and other synthetic instruments that have economic characteristics similar to debt instruments will be counted toward satisfaction of the 80% policy. For purposes of the Fund’s 80% policy, the Fund
will
aggregate direct
investments with investment held by its wholly owned and controlled
Subsidiaries.
The Fund may invest in and/or originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may invest in and/or originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals. Such borrowers may have credit ratings that are determined by one or more NRSROs or
PIMCO to be below investment grade. The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s investments in and/or origination of loans may also be limited by the Fund’s intention to continue to qualify as a regulated investment company (“RIC”).
Subject to the limitations set forth in this prospectus, the Fund may invest in U.S. issuers and foreign (non-U.S.) issuers, securities traded principally outside of the United States, and securities denominated in currencies other than the U.S. dollar. The Fund may invest without limitation
in short-term investment grade sovereign debt, including
short-term investment grade sovereign debt issued by emerging market issuers. The Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to “emerging market”
countries other than investments in short-term investment grade sovereign debt, issued by emerging market issuers, where as noted
above there is no limit. The Fund may also invest directly in foreign currencies, including currencies of emerging market countries.
As a matter of fundamental policy, the Fund will normally invest at least
25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
The Fund may, but is not required to, utilize various derivative strategies
(both long and short positions) involving the purchase or sale of futures and forward contracts (including foreign currency exchange contracts), call and put options, credit default swaps, total return swaps, basis swaps and other swap agreements and other derivative instruments for investment purposes, leveraging purposes or in an attempt to hedge against market, credit, interest rate, currency and other risks in the portfolio. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Fund may also seek to obtain market exposure to the securities in which it invests by entering into a series of purchase and sale contracts. The Fund may use derivative instruments for other purposes, including to seek to increase liquidity, provide efficient portfolio management, broaden investment opportunities (including taking short or negative positions), implement a tax or cash management strategy, gain exposure to a particular security or segment of the market, modify the effective duration of the Fund's portfolio investments and/or enhance total return.
Subject to applicable limits under the 1940 Act, the Fund may also invest up to 20% of its total assets in common stocks, common shares of other investment companies (including those advise by PIMCO), such as open-end or closed-end management investment companies and exchange-traded funds, and equity securities of private funds or REITs.
The Fund limits its investments in private equity funds and hedge funds that rely on the exclusion from the definition of “investment company”
in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to no more than
15% of the Fund’s total assets at the time of investment. For the

49  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

avoidance of doubt, such limit shall not apply to investments in, for example, REITs and asset-backed issuers, including, without limitation, collateralized loan obligations, collateralized bond obligations and other collateralized debt obligations, mortgage-backed securities, collateralized mortgage obligations and tender options bonds. Common stocks include common shares and other common equity interests issued by public or private issuers. For these purposes, common stocks the Fund has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security will not count towards this 20% limit. The Fund may invest in securities that have not been registered for public sale in the U.S. or relevant non-U.S.
jurisdictions
, including without limitation securities
eligible for purchase and sale pursuant to Rule 144A under the
Securities Act, or relevant provisions of applicable non-U.S. law, and other securities issued in private placements. The Fund may invest in securities of companies with any market capitalization, including small, medium and large capitalizations.
The Fund may invest, either directly or indirectly through its wholly owned and controlled Subsidiaries, in Alt Lending ABS backed by consumer, residential or other loans, issued by an SPE sponsored by an online or alternative lending platform or an affiliate thereof.
The Fund may invest indirectly in U.S. and non-U.S. real estate investments through one or more REIT Subsidiaries and/or through joint ventures with affiliated or unaffiliated third parties. A REIT Subsidiary acts as an investment vehicle for the Fund in order to effect certain investments on behalf of the Fund, consistent with the Fund’s investment objective and policies.
The Fund's investments may utilize property-level debt financing
(mortgages on properties held indirectly through a REIT Subsidiary that are not recourse to the Fund except in extremely limited circumstances).
Property-level debt will be incurred by special purpose entities (entities established to own a real estate investment) or operating entities
(entities that hold and operate real estate investments) held by a REIT
Subsidiary or by joint ventures entered into by a REIT Subsidiary
(including through wholly owned special purpose companies). Such entities or joint ventures would solely own real estate assets and would borrow from a lender using the owned property as mortgage collateral.
Joint ventures entered into by the REIT Subsidiary (including through wholly owned special purpose companies) would only include
arrangements in which the REIT Subsidiary does not primarily control the joint venture. If such an entity or joint venture were to default on a loan, the lender's recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund or its
Subsidiaries.
The Fund's investments in the REIT Subsidiary could cause the Fund to recognize income in excess of cash received from the REIT Subsidiary and, as a result, the Fund may be required to sell portfolio securities, including when it is not advantageous to do so, in order to make distributions.
When acquiring and/or originating loans, or purchasing Alt Lending ABS
,
the Fund is not restricted by any particular borrower credit criteria.
Accordingly, certain loans acquired or originated by the Fund or underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality.
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund may invest without
limitation
in illiquid investments.
The Fund may make investments in debt instruments and other
securities or instruments directly or through one or more wholly owned and controlled Subsidiaries. Each Subsidiary may invest, for example, in whole loans or in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans, or any other security or other instrument that the Fund may hold directly. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The allocation of the Fund’s portfolio in a
Subsidiary will vary over time and might not always include all of the different types of investments described herein.
The Fund has received exemptive relief from the SEC that, to the extent the Fund relies on such relief, permits it to (among other things)
co-invest with certain other persons, including certain affiliates of the
Investment Manager and certain public or private funds managed by
PIMCO and its affiliates, subject to certain terms and conditions. The exemptive relief from the SEC with respect to co-investments imposes extensive conditions on any co-investments made in reliance on such relief.
Temporary defensive investments.

The Fund may make
short-term investments when attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO. Upon
PIMCO's recommendation, the Fund may, for temporary defensive purposes
or in order to keep its cash fully invested
, deviate from its
investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents. The Fund may not achieve its investment objective when it does so.
Additional Information
The following provides additional information regarding the types of securities and other instruments in which the Fund will ordinarily invest.
A more detailed discussion of these and other instruments and investment techniques that may be used by the Fund is provided under
“Investment Objective and Policies” in the Statement of Additional
Information.
High Yield Securities
The Fund may invest without
limitation
in debt instruments that are, at
the time of purchase, rated below “investment grade” by at least one of
Moody's, S&P Global Ratings or Fitch, or unrated but determined by
PIMCO to be of comparable quality
to securities so rated
. “Investment
grade” means a rating, in the case of Moody’s, of Baa3 or higher, or in the case of S&P and Fitch, of BBB-or higher. The Fund may invest in

October
30
,
2026
|
Prospectus

50

PIMCO Flexible Credit Income Fund

securities of stressed, distressed or defaulted issuers, which include securities at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund or that are rated in the lower rating categories by one or more NRSROs (for example, Ca or lower by Moody’s or CC or lower by S&P or Fitch) or, if unrated, are determined by PIMCO to be of comparable quality
to securities so rated
.
The Fund may invest in defaulted securities and debtor-in-possession financings. Below investment grade securities are commonly referred to as “high yield” securities or “junk bonds.” High yield securities involve a greater degree of risk (in particular, a greater risk of default) than, and special risks in addition to the risks associated with, investment grade debt obligations. While offering a greater potential opportunity for capital appreciation and higher yields, high yield securities typically entail greater potential price volatility and may be less liquid than higher-rated securities. High yield securities may be regarded as predominantly speculative with respect to the issuer’s continuing ability to make timely principal and interest payments. They also may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-rated securities. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain ratings agencies.
The market values of high yield securities tend to reflect individual developments of the issuer to a greater extent than do higher-quality securities, which tend to react mainly to fluctuations in the general level of interest rates. In addition, lower-quality debt securities tend to be more sensitive to general economic conditions. Certain emerging market governments that issue high yield securities in which the Fund may invest are among the largest debtors to commercial banks, foreign governments and supranational organizations, such as the World Bank, and may not be able or willing to make principal and/or interest payments as they come due.
Credit ratings and unrated securities.

Rating agencies are private
services that provide ratings of the credit quality of debt obligations.
Appendix A to this prospectus describes the various ratings assigned to debt obligations by Moody’s, S&P and Fitch. As noted in Appendix A,
Moody’s, S&P and Fitch may modify their ratings of securities to show relative standing within a rating category, with the addition of numerical modifiers (1, 2 or 3) in the case of Moody’s, and with the addition of a plus (+) or minus (-) sign in the case of S&P and Fitch.
Ratings assigned by a rating agency are not absolute standards of credit quality and do not evaluate market risks. Rating agencies may fail to make timely changes in credit ratings, and an issuer’s current financial condition may be better or worse than a rating indicates. The Fund will not necessarily sell a security when its rating is reduced below its rating at the time of purchase. PIMCO does not rely solely on credit ratings, and develops its own analysis of issuer credit quality. The ratings of a debt security may change over time. Moody’s, S&P and Fitch monitor and evaluate the ratings assigned to securities on an ongoing basis. As a result, debt instruments held by the Fund could receive a higher rating
(which would tend to increase their value) or a lower rating (which would tend to decrease their value) during the period in which they are held by the Fund.
The Fund may invest without
limitation
in unrated securities (which are
not rated by a rating agency) if PIMCO determines, in its sole discretion, that the security is of comparable quality to a rated security that the
Fund may purchase. In making determinations, PIMCO may take into account different factors than those taken into account by rating agencies, and PIMCO’s rating of a security may differ from the rating that a rating agency may have given the same securities. Unrated securities may be less liquid than comparable rated securities and involve the risk that PIMCO may not accurately evaluate the security’s comparative credit quality, which could result in the Fund’s portfolio having a higher level of credit and/or high yield risk than PIMCO has estimated or desires for the Fund, and could negatively impact the
Fund’s performance and/or returns. The Fund may invest a substantial portion of its assets in unrated securities and therefore may be particularly subject to the associated risks. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher-quality debt obligations. To the extent that the
Fund invests in high yield and/or unrated securities, the Fund’s success in achieving its investment objective may depend more heavily on the portfolio managers’ creditworthiness analysis than if the Fund invested exclusively in higher-quality and rated securities.
Foreign (Non-U.S.) Investments
The Fund may invest some or all of its assets in U.S. dollar-denominated debt obligations of foreign issuers or supranational government agencies. The Fund may invest in securities denominated in foreign currencies, including sovereign debt issued by foreign developed and emerging market governments and their respective sub-divisions, agencies or instrumentalities, government sponsored enterprises and supranational government entities. Supranational entities include international organizations that are organized or supported by one or more government entities to promote economic reconstruction or development and by international banking institutions and related governmental agencies. As a holder of such debt securities, the Fund may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In addition, there are generally no bankruptcy proceedings similar to those in the
United States by which defaulted foreign debt securities may be collected. Investing in foreign securities involves special risks and considerations not typically associated with investing in U.S. securities.
See “Principal Risks of the Fund—Sovereign Risk.”
PIMCO generally considers an instrument to be economically tied to a
non-U.S. country if the issuer is a foreign (non-U.S.) government (or any political subdivision, agency, authority or instrumentality of such government), or if the issuer is organized under the laws of a
non-U.S. country. In the case of money market instruments other than commercial paper and certificates of deposit, such instruments will be considered economically tied to a non-U.S. country if the issuer of such money market instrument is organized under the laws of a
non-U.S. country. In the case of commercial paper and certificates of deposit, instruments will be considered economically tied to a
non-U.S. country if the “country of exposure” of such instrument is a
non-U.S. country, as determined by the criteria set forth below. With

51  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to non-U.S. countries if the underlying assets are foreign currencies (or baskets or indexes of such currencies), or instruments or securities that are issued by foreign governments or issuers organized under the laws of a non-U.S. country
(or if the underlying assets are money market instruments other than commercial paper and certificates of deposit, the issuer of such money market instrument is organized under the laws of a non-U.S. country, or, in the case of underlying assets that are commercial paper or certificates of deposit, if the “country of exposure” of such money market instrument is a non-U.S. country). A security’s “country of exposure” is determined by PIMCO using certain factors provided by a third-party analytical service provider. The factors are applied in order such that the first factor to result in the assignment of a country determines the
“country of exposure.” Both the factors and the order in which they are applied may change in the discretion of PIMCO. The current factors, listed in the order in which they are applied, are: (i) if an asset-backed or other collateralized security, the country in which the collateral backing the security is located; (ii) the “country of risk” of the issuer; (iii) if the security is guaranteed by the government of a country (or any political subdivision, agency, authority or instrumentality of such government), the country of the government or instrumentality providing the guarantee; (iv) the “country of risk” of the issuer’s ultimate parent; or (v)
the country where the issuer is organized or incorporated under the laws thereof. “Country of risk” is a separate four-part test determined by the following factors, listed in order of importance: (i) management location; (ii) country of primary listing; (iii) sales or revenue attributable to the country; and (iv) reporting currency of the issuer.
The Fund may invest in Brady Bonds, which are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with a debt restructuring.
Investments in Brady Bonds may be viewed as speculative. Brady Bonds acquired by the Fund may be subject to restructuring arrangements or to requests for new credit, which may cause the Fund to realize a loss of interest or principal on any of its portfolio holdings.
The foreign securities in which the Fund may invest include without limitation Eurodollar obligations and “Yankee Dollar” obligations.
Eurodollar obligations are U.S. dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the
U.S. capital markets by foreign banks. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, interest rate risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent,
Yankee Dollar) obligations are subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of U.S. dollars, from flowing across its borders. Other risks include adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding or other taxes; market disruptions, the possibility of security suspensions; the expropriation or nationalization of foreign issuers or the imposition of sanctions or other similar measures.
Emerging Markets Investments
The Fund may invest without
limitation
in short-term investment grade
sovereign debt, including short-term investment grade sovereign debt issued by emerging market issuers. The Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to “emerging market” countries, other than investments in short-term investment grade sovereign debt issued by emerging market issuers, where as noted above there is no limit. In the case of money market instruments other than commercial paper and certificates of deposit, such instruments will be considered economically tied to an emerging market country if the issuer of such money market instrument is organized under the laws of an emerging market country. In the case of commercial paper and certificates of deposit, instruments will be considered economically tied to an emerging market country if the
“country of exposure” of such instrument is an emerging market country. PIMCO generally considers an instrument to be economically tied to an emerging market country if: the issuer is organized under the laws of an emerging market country; the currency of settlement of the security is a currency of an emerging market country; the security is guaranteed by the government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government); for an asset-backed or other collateralized security, the country in which the collateral backing the security is located is an emerging market country; or the security’s “country of exposure” is an emerging market country, as determined by the criteria set forth below.
With respect to derivative instruments, PIMCO generally considers an instrument to be economically tied to an emerging market country if:
the issuer is organized under the laws of an emerging market country;
the currency of settlement of the security is a currency of an emerging market country; the security is guaranteed by the government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government); for an asset-backed or other collateralized security, the country in which the collateral backing the security is located is an emerging market country; or the security’s
“country of exposure” is an emerging market country, as determined by the criteria set forth below. With respect to derivative instruments,
PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries or an instrument’s “country of exposure” is an emerging market country. PIMCO will consider emerging market country and currency composition based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, legal and political developments and any other specific factors it believes to be relevant.

October
30
,
2026
|
Prospectus

52

PIMCO Flexible Credit Income Fund

PIMCO may identify a particular country as an emerging market with respect to the Fund that may not be identified as an emerging market with respect to other funds managed by PIMCO.
Investing in emerging market securities imposes risks different from, or greater than, risks of investing in domestic securities or in foreign developed countries. The securities and currency markets of emerging market countries are generally smaller, less developed, less liquid, and more volatile than the securities and currency markets of the
United States and other developed markets and disclosure and regulatory standards in many respects are less stringent. There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations may be extremely limited. Government enforcement of existing securities regulations is limited, and any enforcement may be arbitrary and the results may be difficult to predict. In addition, reporting requirements of emerging market countries with respect to the ownership of securities are more likely to be subject to interpretation or changes without prior notice to investors than more developed countries.
Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on such countries’ economies and securities markets.
Economies of emerging market countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the countries with which they trade. The economies of emerging market countries also have been and may continue to be adversely affected by economic conditions in the countries with which they trade. The economies of emerging market countries may also be predominantly based on only a few industries or dependent on revenues from particular commodities.
In addition, custodial services and other investment-related costs may be more expensive in emerging markets than in many developed markets, which could reduce the Fund’s income from securities or debt instruments of emerging market country issuers.
Governments of many emerging market countries have exercised and continue to exercise substantial influence over many aspects of the private sector. In some cases, the government owns or controls many companies, including some of the largest in the country. Accordingly, government actions could have a significant effect on economic conditions in an emerging market country and on market conditions, prices and yields of securities in the Fund’s portfolio.
Emerging market countries are more likely than developed market countries to experience political uncertainty and instability, including the risk of war, terrorism, nationalization, limitations on the removal of funds or other assets, or diplomatic developments that affect investments in these countries. No assurance can be given that adverse political changes will not cause the Fund to suffer a loss of any or all of its investments in emerging market countries or interest/dividend income thereon.
Foreign investment in certain emerging market country securities is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market country securities and increase the costs and expenses of the
Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors. Certain emerging market countries may also restrict investment opportunities in issuers in industries deemed important to national interests. Emerging market countries may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors.
Also, because publicly traded debt instruments of emerging market issuers represent a relatively recent innovation in the world debt markets, there is little historical data or related market experience concerning the attributes of such instruments under all economic, market and political conditions.
As reflected in the above discussion, investments in emerging market securities involve a greater degree of risk than, and special risks in addition to the risks associated with, investments in domestic securities or in securities of foreign developed countries. See “Principal Risks of the Fund—Emerging Markets Risk.”
Foreign Currencies and Related Transactions
The Fund’s Common Shares are priced in U.S. dollars and the
distributions paid by the Fund to Common Shareholders are paid in
U.S. dollars. However, a significant portion of the Fund’s assets may be denominated in foreign (non-U.S.) currencies and the income received by the Fund from many foreign debt obligations will be paid in foreign currencies. The Fund also may invest in or gain exposure to foreign currencies themselves for investment or hedging purposes. The Fund’s investments in securities that trade in, or receive revenues in, foreign currencies will be subject to currency risk, which is the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect
the value of
an investment. See
“Principal Risks of the Fund—Currency Risk.” The Fund may (but is not
required to) hedge some or all of its exposure to foreign currencies through the use of derivative strategies. For instance, the Fund may enter into forward foreign currency exchange contracts, and may buy and sell foreign currency futures contracts and options on foreign currencies and foreign currency futures. A forward foreign currency exchange contract, which involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract, may reduce the Fund’s exposure to changes in the value of the currency it will deliver and increase its exposure to changes in the value of the currency it will receive for the duration of the contract. The effect

53  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

on the value of the Fund
’s assets
is similar to selling securities
denominated in one currency and purchasing securities denominated in another currency. Foreign currency transactions, like currency exchange rates, can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. Such events may prevent or restrict the Fund’s ability to enter into foreign currency transactions, force the Fund to exit a foreign currency transaction at a
disadvantageous time or price or result in penalties for the Fund, any of which may result in a loss to the Fund. Contracts to sell foreign currency would limit any potential gain that might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts to hedge against foreign exchange risk arising from the Fund’s investment or anticipated investment in securities denominated in foreign currencies. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in such transactions at any given time or from time to time when they would be beneficial. Although PIMCO has the flexibility to engage in such transactions for the Fund, it may determine not to do so or to do so only in unusual circumstances or market conditions. Also, these transactions may not be successful and may eliminate any chance for the Fund to benefit from favorable fluctuations in relevant foreign currencies.
The Fund may also use derivatives contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. To the extent that it does so, the Fund will be subject to the additional risk that the relative value of currencies will be different than anticipated by PIMCO.
Please see “Investment Objective and Policies—Foreign (Non-U.S.)
Securities,” “Investment Objective and Policies—Foreign Currency
Transactions” and “Investment Objective and Policies—Foreign
Currency Exchange-Related Securities” in the Statement of Additional
Information for a more detailed description of the types of foreign investments and foreign currency transactions in which the Fund may invest or engage and their related risks.
Mortgage-Related and Other Asset-Backed Instruments
The Fund may invest in a variety of mortgage-related and other asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers.
As a matter of fundamental policy, the Fund will normally invest at least
25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
Mortgage-related assets include, but are not limited to, any security, instrument or other asset that is related to U.S. or non U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities or by non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including Real Estate Mortgage Investment Conduits (“REMICs”), which could include resecuritizations of REMICs (“Re-REMICs”), mortgage pass-through securities, inverse floaters, collateralized mortgage obligations, collateralized loan obligations, multi-class pass-through securities, private mortgage pass- through securities, stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and mortgage-related loans
(including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Such mortgage loans may include non-performing loans, which may include
(but not be limited to) loans where a borrower is delinquent in payments or loans that are in or close to default, and reperforming loans (“RPLs”), which are loans that have previously been delinquent but are current at the time securitized. REMICs are special purpose vehicles used to pool mortgage loans and issue mortgage-backed securities. They are designed to hold a fixed pool of mortgages and issue multiple classes of interests, known as tranches, to investors. REMICs are treated as pass-through entities for tax purposes, meaning that income is passed directly to investors, thereby avoiding double taxation.
The primary purpose of REMICs is to securitize mortgage loans, providing liquidity and diversification to investors. The purpose of
Re-REMICs is to restructure existing mortgage-backed securities to better meet investor needs, manage risk and enhance liquidity. Both
REMICs and Re-REMICs play significant roles in the mortgage-backed securities market, offering mechanisms for the securitization and re-securitization of mortgage loans. Exposures to mortgage-related assets through derivatives or other financial instruments will be considered investments in mortgage-related assets.
Mortgage Pass-Through Securities.

Interests in pools of
mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates.
Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a
“pass through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments may result from repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related assets (such as securities issued by GNMA) are described as “modified pass-through.”
These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.
The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the

October
30
,
2026
|
Prospectus

54

PIMCO Flexible Credit Income Fund

United States has experienced heightened difficulties over the past several years that may adversely affect the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) generally have increased recently and may continue to increase, and a decline in or flattening of property values (as has recently been experienced and may continue to be experienced in many markets) may exacerbate such delinquencies and losses. Borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement
mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have recently experienced serious financial difficulties or bankruptcy. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.
The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. Government
corporation within the Department of Housing and Urban Development.
GNMA is authorized to guarantee, with the full faith and credit of the
U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing
Administration (the “FHA”), or guaranteed by the Department of
Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include
FNMA and FHLMC. FNMA is a government-sponsored corporation the common stock of which is owned entirely by private shareholders.
FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. Government.
FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation that issues Participation Certificates
(“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the
U.S. Government. Under the direction of the Federal Housing Finance
Agency, FNMA and FHLMC have entered into a joint initiative to develop a common securitization platform for the issuance of a uniform mortgage-backed security (the “Single Security Initiative”) that aligns the characteristics of FNMA and FHLMC certificates. The Single Security
Initiative was implemented in June 2019, and the long-term effects it may have on the market for mortgage-backed securities are uncertain.
FNMA and FHLMC also securitize RPLs. For example, in FNMA’s case, the RPLs are single-family, fixed rate reperforming loans that generally were previously placed in an MBS trust guaranteed by FNMA, purchased from the trust by FNMA and held as a distressed asset after four or more months of delinquency, and subsequently became current (i.e., performing) again. Such RPLs may have exited delinquency through efforts at reducing defaults (e.g., loan modification). In selecting RPLs for securitization, FNMA follows certain criteria related to length of time the loan has been performing, the type of loan (single-family, fixed rate), and the status of the loan as first lien, among other things. FNMA may include different loan structures and modification programs in the future.
On September 6, 2008, the Federal Housing Finance Agency (“FHFA”)
placed FNMA and FHLMC into conservatorship. As the conservator,
FHFA succeeded to all rights, titles, powers and privileges of FNMA and
FHLMC and of any shareholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC.
FHFA selected a new chief executive officer and chairman of the board of directors for each of FNMA and FHLMC. In connection with the conservatorship, the U.S. Treasury entered into a Senior Preferred Stock
Purchase Agreement with each of FNMA and FHLMC pursuant to which the U.S. Treasury will purchase up to an aggregate of $100 billion of each of FNMA and FHLMC to maintain a positive net worth in each enterprise. This agreement contains various covenants that severely limit each enterprise’s operations. In exchange for entering into these agreements, the U.S. Treasury received $1 billion of each enterprise’s senior preferred stock and warrants to purchase 79.9% of each enterprise’s common stock. On February 18, 2009, the U.S. Treasury announced that it was doubling the size of its commitment to each enterprise under the Senior Preferred Stock Program to $200 billion. The
U.S. Treasury’s obligations under the Senior Preferred Stock Program are for an indefinite period of time for a maximum amount of $200 billion per enterprise. On December 24, 2009, the U.S. Treasury announced further amendments to the Senior Preferred Stock Purchase Agreements which included additional financial support to certain governmentally supported entities, including the FHLBs, FNMA and FHLMC. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will not decrease in value or default. It is difficult, if not impossible, to predict the future political, regulatory or economic changes that could impact the FNMA, FHLMC and the FHLBs, and the values of their related securities or obligations.
FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities.
Under the Federal Housing Finance Regulatory Reform Act of 2008 (the
“Reform Act”), which was included as part of the Housing and
Economic Recovery Act of 2008, FHFA, as conservator or receiver, has the power to repudiate any contract entered into by FNMA or FHLMC

55  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

prior to FHFA’s appointment as conservator or receiver, as applicable, if
FHFA determines, in its sole discretion, that performance of the contract is burdensome and that repudiation of the contract promotes the orderly administration of FNMA’s or FHLMC’s affairs. The Reform Act requires FHFA to exercise its right to repudiate any contract within a reasonable period of time after its appointment as conservator or receiver. FHFA, in its capacity as conservator, has indicated that it has no intention to repudiate the guaranty obligations of FNMA or FHLMC because FHFA views repudiation as incompatible with the goals of the conservatorship. However, in the event that FHFA, as conservator or if it is later appointed as receiver for FNMA or FHLMC, were to repudiate any such guaranty obligation, the conservatorship or receivership estate, as applicable, would be liable for actual direct compensatory damages in accordance with the provisions of the Reform Act. Any such liability could be satisfied only to the extent of FNMA’s or FHLMC’s assets available therefor. In the event of repudiation, the payments of interest to holders of FNMA or FHLMC mortgage-backed securities would be reduced if payments on the mortgage loans represented in the mortgage loan groups related to such mortgage-backed securities are not made by the borrowers or advanced by the servicer. Any actual direct compensatory damages for repudiating these guaranty
obligations may not be sufficient to offset any shortfalls experienced by such mortgage-backed security holders. Further, in its capacity as conservator or receiver, FHFA has the right to transfer or sell any asset or liability of FNMA or FHLMC without any approval, assignment or consent. Although FHFA has stated that it has no present intention to do so, if FHFA, as conservator or receiver, were to transfer any such guaranty obligation to another party, holders of FNMA or FHLMC mortgage-backed securities would have to rely on that party for satisfaction of the guaranty obligation and would be exposed to the credit risk of that party. In addition, certain rights provided to holders of mortgage-backed securities issued by FNMA and FHLMC under the operative documents related to such securities may not be enforced against FHFA, or enforcement of such rights may be delayed, during the conservatorship or any future receivership. The operative documents for
FNMA and FHLMC mortgage-backed securities may provide (or with respect to securities issued prior to the date of the appointment of the conservator may have provided) that upon the occurrence of an event of default on the part of FNMA or FHLMC, in its capacity as guarantor, which includes the appointment of a conservator or receiver, holders of such mortgage-backed securities have the right to replace FNMA or
FHLMC as trustee if the requisite percentage of mortgage-backed securities holders consent. The Reform Act prevents mortgage-backed security holders from enforcing such rights if the event of default arises solely because a conservator or receiver has been appointed. The
Reform Act also provides that no person may exercise any right or power to terminate, accelerate or declare an event of default under certain contracts to which FNMA or FHLMC is a party, or obtain possession of or exercise control over any property of FNMA or FHLMC, or affect any contractual rights of FNMA or FHLMC, without the approval of FHFA, as conservator or receiver, for a period of 45 or
90 days following the appointment of FHFA as conservator or receiver, respectively.
Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools.
However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security should be purchased for the Fund. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees. Securities issued by certain private organizations may not be readily marketable.
Privately Issued Mortgage-Related Securities.

Commercial
banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans.
Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy
mortgage-related securities without insurance or guarantees. Securities issued by certain private organizations may not be readily marketable.
Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Mortgage pools underlying privately issued
mortgage-related securities more frequently include second mortgages, high loan-to-value ratio mortgages and manufactured housing loans, in

October
30
,
2026
|
Prospectus

56

PIMCO Flexible Credit Income Fund

addition to commercial mortgages and other types of mortgages where a government or government-sponsored entity guarantee is not available. The coupon rates and maturities of the underlying mortgage loans in a privately-issued mortgage-related securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting
requirements.
The risk of non-payment is greater for mortgage-related securities that are backed by loans that were originated under weak underwriting standards, including loans made to borrowers with limited means to make repayment. A level of risk exists for all loans, although, historically, the poorest performing loans have been those classified as subprime.
Other types of privately issued mortgage-related securities, such as those classified as pay-option adjustable rate or Alt-A have also performed poorly. Even loans classified as prime have experienced higher levels of delinquencies and defaults. The substantial decline in real property values across the U.S. has exacerbated the level of losses that investors in privately issued mortgage-related securities have experienced. It is not certain when these trends may reverse. Market factors that may adversely affect mortgage loan repayment include adverse economic conditions, unemployment, a decline in the value of real property, or an increase in interest rates.
Privately issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.
The Fund may purchase privately issued mortgage-related securities that are originated, packaged and serviced by third party entities. It is possible these third parties could have interests that are in conflict with the holders of mortgage-related securities, and such holders (such as the Fund) could have rights against the third parties or their affiliates.
For example, if a loan originator, servicer or its affiliates engaged in negligence or willful misconduct in carrying out its duties, then a holder of the mortgage-related security could seek recourse against the originator/servicer or its affiliates, as applicable. Also, as a loan originator/servicer, the originator/servicer or its affiliates may make certain representations and warranties regarding the quality of the mortgages and properties underlying a mortgage-related security. If one or more of those representations or warranties is false, then the holders of the mortgage-related securities (such as the Fund) could trigger an obligation of the originator/servicer or its affiliates, as applicable, to repurchase the mortgages from the issuing trust.
Notwithstanding the foregoing, many of the third parties that are legally bound by trust and other documents have failed to perform their respective duties, as stipulated in such trust and other documents, and investors have had limited success in enforcing terms. To the extent third party entities involved with privately issued mortgage-related securities are involved in litigation relating to the securities, actions may be taken that are adverse to the interests of holders of the mortgage-related securities, including the Fund. For example, third parties may seek to withhold proceeds due to holders of the mortgage-related securities, including the Fund, to cover legal or related costs. Any such action could result in losses to the Fund.
PIMCO seeks to manage the portion of the Fund’s assets committed to privately issued mortgage-related securities in a manner consistent with the Fund’s investment objective, policies and overall portfolio risk profile. In determining whether and how much to invest in privately issued mortgage-related securities, and how to allocate those assets,
PIMCO will consider a number of factors. These may include, but are not limited to: (1) the nature of the borrowers (e.g., residential vs.
commercial); (2) the collateral loan type (e.g., for residential: First Lien -
Jumbo/Prime, First Lien - Alt-A, First Lien - Subprime, First Lien -
Pay-Option or Second Lien; for commercial: Conduit, Large Loan or
Single Asset / Single Borrower); and (3) in the case of residential loans, whether they are fixed rate or adjustable mortgages. Each of these criteria can cause privately issued mortgage-related securities to have differing primary economic characteristics and distinguishable risk factors and performance characteristics.
Collateralized Mortgage Obligations.

A CMO is a debt obligation
of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans or private mortgage bonds, but are generally
collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams.
CMOs are structured into multiple classes, often referred to as
“tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. The riskiest portion is the “equity” tranche which bears the bulk of defaults and serves to protect the other, more senior tranches from default in all but the most severe circumstances.
Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as
“sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates.
Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed instruments.
Commercial Mortgage-Backed Securities.

CMBSs include
securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate

57  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed instruments.
CMO Residuals.

CMO residuals are mortgage securities issued by
agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a
CMO is applied first to make required payments of principal and interest on the CMO and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (or
IO) class of stripped mortgage-backed securities (described below). In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual.
CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act. CMO residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability.
Adjustable Rate Mortgage-Backed Securities.

ARMs have
interest rates that reset at periodic intervals. Acquiring ARMs permits the
Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMs are based. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested.
Mortgages underlying most ARMs, however, have limits on the
allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARM, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMs behave more like fixed income securities and less like adjustable-rate securities and are subject to the risks associated with fixed income securities. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.
Stripped Mortgage-Backed Securities.

SMBSs are derivative
multi-class mortgage securities. SMBSs may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. SMBSs are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the IO class), while the other class will receive all of the principal (the principal-only or PO class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.
Collateralized Bond Obligations, Collateralized Loan
Obligations and other Collateralized Debt Obligations.

CBOs,
CLOs and CDOs may charge management fees and administrative
expenses. For CBOs, CLOs and CDOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield.
Losses caused by defaults on underlying assets are borne first by the holders of subordinate tranches. If there are defaults or the CLO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those of subordinated/equity tranches. The riskiest portion is the equity tranche which generally bears losses in connection with the first defaults, if any, on the bonds or loans in the trust. A senior tranche from a CLO, CBO and CDO trust typically has higher credit ratings and lower yields than the underlying securities. CLO, CBO and CDO tranches, even senior ones, can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO, CBO or other CDO securities. The risks of an investment in a CLO, CBO or other CDO depend largely on the type of the collateral securities and the class/tranche of the instrument in which the Fund invests. Normally, CLOs, CBOs and other CDOs are privately offered and sold, and thus are not registered under the securities laws.
Investments in CLOs, CBOs and CDOs may be or become illiquid. In addition to the normal risks associated with debt instruments (e.g., interest rate risk and credit risk), CLOs, CBOs and CDOs carry additional

October
30
,
2026
|
Prospectus

58

PIMCO Flexible Credit Income Fund

risks including, but not limited to: (i) the possibility that distributions from the collateral will not be adequate to make interest or other payments; (ii) the risk that the quality of the collateral may decline in value or default; (iii) the risk that the Fund may invest in CBOs, CLOs or other CDOs that are subordinate to other classes; and (iv) the risk that the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or others and may produce unexpected investment results.
Asset-Backed Securities.

The Fund may invest in any tranche,
including the equity tranche, of asset-backed securities (“ABS”), and various types of ABS that are offered in the marketplace. ABS are bonds backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are typically issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some
ABS, particularly home equity loan ABS, are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments on the underlying loans, which in turn affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS. In addition, ABS have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.
The Fund may invest in other types of asset-backed securities that are offered in the marketplace, including Enhanced Equipment Trust
Certificates (“EETCs”). EETCs are typically issued by specially-created trusts established by airlines, railroads, or other transportation corporations. The proceeds of EETCs are used to purchase equipment, such as airplanes, railroad cars, or other equipment, which in turn serve as collateral for the related issue of the EETCs. The equipment generally is leased by the airline, railroad or other corporation, which makes rental payments to provide the projected cash flow for payments to EETC holders. Holders of EETCs must look to the collateral securing the certificates, typically together with a guarantee provided by the lessee corporation or its parent company for the payment of lease obligations, in the case of default in the payment of principal and interest on the
EETCs. Please see “Investment Objective and Policies—Mortgage-Related
and Other Asset-Backed Instruments” in the Statement of
Additional Information and “Principal Risks of the
Fund—Mortgage-Related and Asset-Backed Instruments Risk” in this prospectus  for a more detailed description of the types of
mortgage-related and other asset-backed instruments in which the
Fund may invest and their related risks.
Municipal Bonds
Municipal bonds share the attributes of debt/fixed income securities in general, but are generally issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies or authorities
.
They
may be either
taxable or tax-exempt instruments. The municipal bonds that the Fund may purchase include, without limitation, general obligation bonds and limited obligation bonds (or revenue bonds), including industrial development bonds issued pursuant to former federal tax law. General obligation bonds are obligations involving the credit of an issuer possessing taxing power and are payable from such issuer’s general revenues and not from any particular source. Limited obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source or annual revenues. Tax exempt private activity bonds and industrial development bonds generally are also limited obligation bonds and thus are not payable from the issuer’s general revenues. The credit and quality of private activity bonds and industrial development bonds are usually related to the credit of the corporate user of the facilities. Payment of interest on and repayment of principal of such bonds is the responsibility of the corporate user (and/or any guarantor).
The Fund may invest in pre-refunded municipal bonds. Pre-refunded municipal bonds are bonds that have been refunded to a call date prior to the final maturity of principal, or, in the case of pre-refunded municipal bonds commonly referred to as “escrowed-to-maturity bonds,” to the final maturity of principal, and remain outstanding in the municipal market. The payment of principal and interest of the pre-refunded municipal bonds held by the Fund is funded from securities in a designated escrow account that holds U.S. Treasury securities or other obligations of the U.S. Government (including its agencies and instrumentalities (“Agency Securities”)). Interest payments on pre-
refunded
municipal bonds issued on or prior to December 31,
2017 are exempt from federal income tax; pre-
refunded
municipal
bonds issued after December 31, 2017 will not qualify for such tax-advantaged treatment. Pre-refunded municipal bonds usually will bear an AAA/Aaa rating (if a re-rating has been requested and paid for)
because they are backed by U.S. Treasury securities or Agency Securities.
The escrow account securities pledged to pay the principal and interest of the pre-refunded municipal bond do not guarantee the price movement of the bond before maturity. Issuers of municipal bonds refund in advance of maturity the outstanding higher cost debt and issue new, lower cost debt, placing the proceeds of the lower cost issuance into an escrow account to pre-refund the older, higher cost debt. Investment in pre-refunded municipal bonds held by the Fund may subject the Fund to interest rate risk and market risk. In addition, while a secondary market exists for pre-refunded municipal bonds, if the Fund

59  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

sells pre-refunded municipal bonds prior to maturity, the price received may be more or less than the original cost, depending on market conditions at the time of sale.
The Fund may invest in municipal lease obligations. A lease is not a full faith and credit obligation of the issuer and is usually backed only by the borrowing government’s unsecured pledge to make annual
appropriations for lease payments. There have been challenges to the legality of lease financing in numerous states, and, from time to time, certain municipalities have considered not appropriating money for lease payments. In deciding whether to purchase a lease obligation for the Fund, PIMCO will assess the financial condition of the borrower or obligor, the merits of the project, the level of public support
and
other
credit characteristics of the obligor, and the legislative history of lease financing in the state. These securities may be less readily marketable than other municipal securities.
Some longer-term municipal bonds give the investor the right to “put”
or sell the security at par (face value) within a specified number of days following the investor’s request—usually one to seven days. This demand feature enhances a security’s liquidity by shortening its effective maturity and enables it to trade at a price equal to or very close to par. If a demand feature terminates prior to being exercised, the Fund would hold the longer-term security, which could experience substantially more volatility.
The Fund may invest in municipal warrants, which are essentially call options on municipal bonds. In exchange for a premium, municipal warrants give the purchaser the right, but not the obligation, to purchase a municipal bond in the future. The Fund may purchase a warrant to lock in forward supply in an environment in which the current issuance of bonds is sharply reduced. Like options, warrants may expire worthless and may have reduced liquidity.
The Fund may invest in municipal bonds with credit enhancements such as letters of credit, municipal bond insurance and standby bond purchase agreements (“SBPAs”). Letters of credit are issued by a third party, usually a bank, to enhance liquidity and to ensure repayment of principal and any accrued interest if the underlying municipal bond should default. Municipal bond insurance, which is usually purchased by the bond issuer from a private, nongovernmental insurance company, provides an unconditional and irrevocable guarantee that the insured bond’s principal and interest will be paid when due. Insurance does not guarantee the price of the bond. The credit rating of an insured bond reflects the credit rating of the insurer, based on its claims-paying ability.
The obligation of a municipal bond insurance company to pay a claim extends over the life of each insured bond. Although defaults on insured municipal bonds have been low to date and municipal bond insurers have met their claims, there is no assurance that this will continue. A higher-than expected default rate could strain the insurer’s loss reserves and adversely affect its ability to pay claims to bondholders. Because a significant portion of insured municipal bonds that have been issued and are outstanding is insured by a small number of insurance companies, not all of which have the highest credit rating, an event involving one or more of these insurance companies, such as a credit rating downgrade, could have a significant adverse effect on the value of the municipal bonds insured by such insurance company or
companies and on the municipal bond markets as a whole. An SBPA is a liquidity facility provided to pay the purchase price of bonds that cannot be re-marketed. The obligation of the liquidity provider (usually a bank)
is only to advance funds to purchase tendered bonds that cannot be re-marketed and does not cover principal or interest under any other circumstances. The liquidity provider’s obligations under the SBPA are usually subject to numerous conditions, including the continued
creditworthiness of the underlying borrower.
Real Estate Instruments
Real Estate Investment Trusts
. REITs are companies that own
interests in real estate or in real estate related loans or other interests, and their revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. The Fund may invest in shares of REITs. A REIT in the U.S. is generally not taxed on income distributed to shareholders so long as it meets certain tax related requirements, including the requirement that it distribute substantially all of its taxable income to such shareholders
(other than net capital gains for each taxable year). As a result,
U.S. REITs tend to pay relatively higher dividends than other types of companies. Dividends paid by U.S. REITs generally will not be eligible for the dividends-received deduction, and are generally not considered qualified dividend income eligible for reduced rates of taxation for
U.S. federal income tax purposes but may be considered to be “qualified
REIT dividends” eligible for a 20% deduction for non-corporate taxpayers.
REITs are sometimes informally characterized as equity REITs, mortgage
REITs or hybrid REITs. Equity REITs, which invest the majority of their assets directly in real property, derive their income primarily from rents.
Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs, which invest the majority of their assets in real estate mortgages, derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs. Finally, REITs may either be public or private. Private REITs are not traded on a national securities exchange, whereas public REITs are traded on a national securities exchange.
Accordingly, private REITs may be less liquid than public REITs. This reduces the ability of the Fund to redeem its investment in a private
REIT early. Private REITs are also generally harder to value and may bear higher fees than public REITs.
Private Real Estate
.
 The Fund may invest in private real estate
investments directly or indirectly, including through investing in REIT
Subsidiaries. The Fund expects that many of its private real estate investments, if any, will consist of real estate joint ventures where a REIT
Subsidiary partners with a real estate operator. Private real estate investments held indirectly by a REIT Subsidiary may consist of fee simple interests for the properties (in which the joint venture owns both the land and the building improvements), as well as leased fee and leasehold interests.

October
30
,
2026
|
Prospectus

60

PIMCO Flexible Credit Income Fund

Private real estate investments may also include debt or equity investments in private real estate operating companies that own or manage real estate, privately offered REITs, mortgages secured by commercial or residential real estate, loans issued to finance the construction, acquisition, development and/or rehabilitation of a property (including, but not limited to, development of single-family for-sale homes, multi-family rentals and/or commercial facilities), securities issued by real estate companies prior to an initial public offering (“IPO”), private investments in public equity (“PIPEs”) and joint ventures which invest in residential, commercial or industrial real estate.
These investments may include retail, office, hotel, healthcare, multifamily residential, industrial and other properties.
Private real estate investments are generally less liquid than public real estate investments and may involve complex investment structures. In addition, private real estate investments may have higher capital requirements and transactions involving this asset class may be more complex than those of public real estate investments. Making private real estate investments involves a high degree of sophistication, and returns are subject to the skill and decision-making process of PIMCO, as well as local, regional, and national market conditions.
The Fund may seek to gain exposure to transactions involving the acquisition or financing of undeveloped land for residential or commercial land banking purposes. Land banking involves
arrangements whereby finished or unfinished land parcels are purchased from a homebuilder (or third party identified by the homebuilder) and the homebuilder is provided with an option to purchase back finished land parcels on a periodic basis at fixed prices. In connection with land banking arrangements, a homebuilder may also be engaged to make agreed horizontal (streets, sewers, etc.) and/or vertical
(home construction) improvements to the land parcels. Land banking arrangements can also take the form of mortgage loans, where a homebuilder retains title to the property subject to a mortgage loan from an investor. In these debt land banking arrangements, the homebuilder is obligated to make partial repayments of the loan on a set schedule in return for the release of the mortgage on certain lots.
The Fund’s exposure to land banking arrangements is subject to the risks inherent in the ownership and operation of real estate.
The success of land banking arrangements depends upon the reputation and creditworthiness of homebuilders and their ability to acquire attractive land parcels for development of projects at reasonable prices and with terms that meet applicable underwriting criteria. The ability to acquire land parcels for new projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions.
Loans and Other Indebtedness; Loan Acquisitions,
Participations and Assignments
The Fund may purchase indebtedness and participations in loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans, as well as interests and/or servicing or similar rights in such loans. Such instruments may be secured or unsecured and may be newly-originated
(and may be specifically designed for the Fund). Such investments are different from traditional debt securities in that debt securities are part of a large issue of securities to the public whereas indebtedness may not be a security for purposes of the Securities Act, and may represent a specific loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy all or part of a loan, becoming a
lender. When purchasing indebtedness
and loan participations, the Fund assumes the credit risk associated with the borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. The indebtedness and loan participations that the Fund may acquire may not be rated by any
NRSRO.
A loan is often administered by an agent bank acting as agent for all holders. The agent bank administers the terms of the loan, as specified in the loan agreement. In addition, the agent bank is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions which are parties to the loan agreement. Unless, under the terms of the loan or other indebtedness, the Fund has direct recourse against the borrower, the Fund may have to rely on the agent bank or other financial intermediary to apply appropriate credit remedies against a borrower.
A financial institution’s employment as agent bank might be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement should remain available to holders of such indebtedness. However, if assets held by the agent bank for the benefit of the Fund were determined to be subject to the claims of the agent bank’s general creditors, the Fund might incur certain costs and delays in realizing payment on a loan or loan participation and could suffer a loss of up to its entire investment, including principal and/or interest. In situations involving other interposed financial institutions (e.g., an insurance company or governmental agency)
similar risks may arise.
Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the
Fund does not receive scheduled interest or principal payments on such indebtedness,
the Fund's share price and
yield could be adversely
affected. Loans that are fully secured may offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal if the Fund is able to access and monetize the collateral. However, the collateral underlying a loan, if any, may be unavailable or insufficient to satisfy a borrower’s obligation. In

61  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

the event of the bankruptcy of a borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a loan.
The Fund may acquire loans and loan participations, or originate loans with credit quality comparable to that of issuers of its securities investments. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. Some borrowers may never pay off their indebtedness, or may pay only a small fraction of the amount owed.
Consequently, when acquiring indebtedness of borrowers with poor credit, the Fund bears a substantial risk of losing the entire amount invested. The Fund may make purchases of indebtedness and loan participations to achieve income and/or capital appreciation, rather than to seek income.
The Fund limits the amount of its total assets that it will invest in issuers within the same industry (except with respect to the Fund’s policy to concentrate in mortgage-related assets). For purposes of this limit, the
Fund generally will treat the borrower as the “issuer” of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the
Fund and the borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending bank or other lending institution and the borrower as “issuers.” Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.
Loans and other types of direct indebtedness (which the Fund acquires or otherwise gains exposure to) may not be readily marketable and may be subject to restrictions on resale. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction
, and/or providing other services in connection therewith.
Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”). In some cases,
negotiations involved in disposing of indebtedness may require weeks to complete.
Consequently, some indebtedness may be difficult or impossible to dispose of readily at what the Investment Manager believes to be a fair price. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining the Fund’s NAV than if that value were based on available market quotations, and could result in significant variations in the Fund’s daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. As the market for different types of indebtedness develops, the liquidity of these instruments may improve.
Investments in loan participations are considered to be debt obligations for purposes of the Fund’s investment restriction relating to the lending of funds or assets.
In purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on such loans, which could reduce Fund performance. Investments in loans through a purchase of a loan, loan origination or
a
direct assignment of a financial
institution’s interests with respect to
the
loan may involve additional
risks to the Fund. The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement with the same rights and obligations as the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the
Fund could be held liable. It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, the
Fund relies on the Investment Manager's research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.
For whole loans purchased by the Fund (which would not include, for example, underlying loans in a securitized product held by the Fund), it is expected that a qualified custodian of the Fund will typically receive or be provided with access to an executed loan package. While the executed packages may differ for certain investments, it is typically comprised of evidence in the form of a promissory note or similar document, an executed copy of the underlying loan agreement or security instrument, and an executed copy of the loan assignment.
Although the Fund’s custodian would have access to loan files, whether in electronic form or otherwise, it is expected that the enforcement of the loans will generally be handled by the loan servicer.
The Fund may invest in debtor-in-possession financings (commonly known as “DIP financings”). DIP financings are arranged when an entity seeks the protections of the bankruptcy court under Chapter 11 of the
U.S. Bankruptcy Code. These financings allow the entity to continue its business operations while reorganizing under Chapter 11. Such financings constitute senior liens on unencumbered security (i.e., security not subject to other creditors’ claims). There is a risk that the entity will not emerge from Chapter 11 and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund’s only recourse will be against the property securing the DIP financing.
Loan Origination
The Fund may originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar

October
30
,
2026
|
Prospectus

62

PIMCO Flexible Credit Income Fund

investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) entities and individuals. Such borrowers may have credit ratings that are determined by one or more NRSROs or PIMCO to be below investment grade. The loans the Fund originates may vary in maturity and/or duration. The
Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s origination of loans may also be limited by the Fund’s intention to continue to qualify as a RIC. The Fund will retain all fees received in connection with originating or structuring the terms of any such loan.
The Fund may make investments in debt instruments and other
securities directly or through one or more wholly owned and controlled subsidiaries formed by the Fund. References herein to the Fund include references to a wholly owned and controlled subsidiary in respect of the
Fund’s investment exposure. The Fund will treat a wholly owned and controlled subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies
(Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17).
In determining whether to make a direct loan, the Fund will rely primarily upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan.
When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will often compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on and/or less advantageous terms of such loans, which could reduce Fund performance.
As part of its lending activities, the Fund may originate loans (including subprime loans) to borrowers that are experiencing significant financial or business difficulties, including borrowers involved in bankruptcy or other reorganization and liquidation proceedings or that are rated
“below investment grade” by a NRSRO or unrated. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to borrowers experiencing significant business and financial difficulties is unusually high. Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a borrower that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan.
Bridge loans are short-term loan arrangements (e.g., 12 to 18 months)
typically made by a borrower in anticipation of intermediate-term or long-term permanent financing. Most bridge loans are structured as floating-rate debt with step-up provisions under which the interest rate on the bridge loan rises over time. Thus, the longer the loan remains outstanding, the more the interest rate increases. In addition, bridge loans commonly contain a conversion feature that allows the bridge loan investor to convert its loan interest into senior exchange notes if the loan has not been prepaid in full on or prior to its maturity date.
Bridge loans may be subordinate to other debt and may be secured or unsecured. Like any loan, bridge loans involve credit risk. Bridge loans are generally made with the expectation that the borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk.
A borrower's use of bridge loans also involves the risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower's perceived creditworthiness.
Various state licensing requirements could apply to the Fund with respect to the origination, acquisition, holding, servicing, foreclosure and/or disposition of, loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the
Fund or PIMCO operates or has offices. In states in which it is licensed, the Fund or PIMCO will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s or PIMCO’s ability to take certain actions to protect the value of its holdings in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s or
PIMCO’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest. Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations,
examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’

63  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

financial results. To the extent the Fund seeks to engage in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its holdings.
Delayed Draw and Delayed Funding Loans and Revolving
Credit Facilities
The Fund may enter into, or acquire participations in, delayed draw and delayed funding loans and revolving credit facilities, in which a bank or other lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. These commitments may have the effect of requiring the Fund to increase its investment in a company at a time when it might not be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). Delayed draw and delayed funding loans and revolving credit facilities are subject to credit, interest rate and liquidity risk and the risks of being a lender.
Bonds
The Fund may invest in a wide variety of bonds of varying maturities issued by non-U.S. (foreign) and U.S. corporations and other business entities, governments and quasi-governmental entities
and
municipalities and
other issuers. Bonds may include, among other
things, fixed or variable/floating-rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Bonds generally are used by corporations as well as governments and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date.
Preferred Securities
Preferred securities represent an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from liquidation of the company. Unlike common stocks, preferred securities usually do not have voting rights. Preferred securities in some instances are convertible into common stock. Some preferred securities also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in the company. Some preferred securities offer a fixed rate of return with no maturity date. Because they never mature, these preferred securities may act like long-term bonds, can be more volatile than other types of preferred securities and may have heightened sensitivity to changes in interest rates. Other preferred securities have a variable dividend, generally determined on a quarterly or other periodic basis, either according to a formula based upon a specified premium or discount to the yield on particular U.S. Treasury securities or based on an auction process, involving bids submitted by holders and prospective purchasers of such securities. Although they are equity securities, preferred securities have certain characteristics of both debt securities and common stock. They are like debt securities in that their stated income is generally contractually fixed. They are like common stocks in that they do not have rights to precipitate bankruptcy proceedings or collection activities in the event of missed payments. Furthermore, preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. Because preferred securities represent an equity ownership interest in a company, their value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in a company’s financial condition or prospects, or to fluctuations in the equity markets.
In order to be payable, dividends on preferred securities must be declared by the issuer’s board of directors. In addition, distributions on preferred securities may be subject to deferral and thus may not be automatically payable. Income payments on some preferred securities are cumulative, causing dividends and distributions to accrue even if they are not declared by the board of directors of the issuer or otherwise made payable. Other preferred securities are non-cumulative, meaning that skipped dividends and distributions do not continue to accrue.
There is no assurance that dividends on preferred securities in which the
Fund invests will be declared or otherwise made payable.
Preferred securities have a liquidation value that generally equals their original purchase price at the date of issuance. The market values of preferred securities may be affected by favorable and unfavorable changes affecting the issuers’ industries or sectors. They also may be affected by actual and anticipated changes or ambiguities in the tax status of the security and by actual and anticipated changes or ambiguities in tax laws, such as changes in corporate and individual income tax rates or the characterization of dividends as tax-advantaged.
The dividends paid on the preferred securities in which the Fund may invest might not be eligible for tax-advantaged “qualified dividend”
treatment. See “Tax Matters.” Because the claim on an issuer’s earnings represented by preferred securities may become disproportionately large when interest rates fall below the rate payable on the securities or for other reasons, the issuer may redeem preferred securities, generally after an initial period of call protection in which the security is not redeemable. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher dividend-paying preferred securities may be reduced and the Fund may be unable to acquire securities paying comparable rates with the redemption proceeds.
Convertible Securities and Synthetic Convertible Securities
Convertible securities
(i.e.
, debt securities that may be converted at
either a stated price or stated rate into underlying shares of common stock) have general characteristics similar to both debt securities and equity securities. Although to a lesser extent than with debt obligations, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value

October
30
,
2026
|
Prospectus

64

PIMCO Flexible Credit Income Fund

of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities.
Convertible securities are investments that provide for a stable stream of income with generally higher yields than common stocks. There can be no assurance of current income because the issuers of the convertible securities may default on their obligations. Convertible securities, however, generally offer lower interest or dividend yields than non-convertible debt securities of similar credit quality because of the potential for equity-related capital appreciation. A convertible security, in addition to providing current income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock.
The Fund may invest in synthetic convertible securities, which are created through a combination of separate securities that possess the two principal characteristics of a traditional convertible security, that is, an income-producing component and the right to acquire a convertible component. The income-producing component is achieved by investing in non-convertible, income-producing securities such as bonds, preferred securities and money market instruments. The convertible component is achieved by purchasing warrants or options to buy common stock at a certain exercise price, or options on a stock index. The Fund may also purchase synthetic securities created by other parties, typically investment banks, including convertible structured notes. The income-producing and convertible components of a synthetic
convertible security may be issued separately by different issuers and at different times. The values of synthetic convertible securities will respond differently to market fluctuations than a traditional convertible security because a synthetic convertible is composed of two or more separate securities or instruments, each with its own market value. Synthetic convertible securities are also subject to the risks associated with derivatives. See “Principal Risks of the Fund—Derivatives Risk.” In
addition, if the value of the underlying common stock or the level of the index involved in the convertible element falls below the strike price of the warrant or option, the warrant or option may lose all value.
Contingent Convertible Securities
Contingent convertible securities (“CoCos”) are a form of hybrid debt security issued primarily by non-U.S. issuers, which have loss absorption mechanisms built into their terms. CoCos have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity of the issuer or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued
viability. In certain scenarios, investors in CoCos may suffer a loss of capital ahead of equity holders or when equity holders do not. There is no guarantee that the Fund will receive a return of principal on CoCos.
Any indication that an automatic write-down or conversion event may occur can be expected to have an adverse effect on the market price of
CoCos. CoCos are often rated below investment grade and are subject to the risks of high yield securities.
Because CoCos are issued primarily by financial institutions, CoCos may present substantially increased risks at times of financial turmoil, which could affect financial institutions more than companies in other sectors and industries. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.
Some additional risks associated with CoCos include, but are not limited to:
Loss absorption risk.

CoCos may be subject to an automatic
write-down (i.e., the automatic write-down of the principal amount or value of the securities, potentially to zero, and the cancellation of the securities) under certain circumstances, which could result in the Fund losing a portion or all of its investment in such securities. In addition, the
Fund may not have any rights with respect to repayment of the principal amount of the securities that has not become due or the payment of interest or dividends on such securities for any period from (and including) the interest or dividend payment date falling immediately prior to the occurrence of such automatic write-down. An automatic write-down could also result in a reduced income rate if the dividend or interest payment is based on the security’s par value. In addition, CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the issuer’s discretion or at the request of the relevant regulatory authority in order to help the issuer absorb losses and may be suspended in the event there are insufficient distributable reserves.
Subordinated instruments.

CoCos will, in the majority of
circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a
“trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument.
Market value will fluctuate based on unpredictable factors.

The trading behavior of a given issuer’s CoCos may be strongly impacted by the trading behavior of other issuers’ CoCos, such that negative information from an unrelated CoCo may cause a decline in value of one or more CoCos held by the Fund. Accordingly, the trading behavior of CoCos may not follow the trading behavior of other similarly structured securities. The value of CoCos is unpredictable and could be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii)
general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

65  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Reverse Repurchase Agreements and Dollar Rolls/Buybacks
As described under “Use of Leverage
”
,
the Fund may use, among other
things, reverse repurchase agreements and/or dollar rolls/buybacks to add leverage to its portfolio. Under a reverse repurchase agreement, the
Fund sells securities to a bank or broker
-
dealer and agrees to
repurchase the securities at a mutually agreed future date and price. A dollar roll/buyback is similar to a reverse repurchase agreement except that the counterparty with which the Fund enters into a dollar roll/buyback transaction is not obligated to return the same securities as those originally sold by the Fund, but only securities that are
“substantially identical.” Generally, the effect of a reverse repurchase agreement or dollar roll/buyback transaction is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities, thereby resulting in a transaction similar to a borrowing and giving rise to leverage for the Fund. The Fund will incur interest expense as a cost of utilizing reverse repurchase agreements and dollar rolls/buybacks. In the event the buyer of securities under a reverse repurchase agreement or dollar roll/buyback files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.
Commercial Paper
Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.
U.S. Government Securities
U.S. government securities are obligations of and, in certain cases, guaranteed by, the U.S. government, its agencies or instrumentalities.
The U.S. government does not guarantee the NAV of the Fund’s
Common Shares. Some U.S. government securities, such as Treasury bills, notes
,
bonds, and securities guaranteed by GNMA, are supported by the full faith and credit of the United States; others, such as those of the
FHLBs or the FHLMC
are supported by the right of the issuer to borrow
from the U.S. Department of the Treasury (the “U.S. Treasury”); others, such as those of FNMA, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others are supported only by the credit of the instrumentality.
U.S. government securities may include zero coupon securities, which do not distribute interest on a current basis and tend to be subject to greater risk than interest-paying securities of similar maturities. The
U.S. government securities in which the Fund may invest may pay fixed, floating, variable or adjustable interest rates.
Bank Capital Securities and Bank Obligations
The Fund may invest in bank capital securities of both non-U.S. (foreign)
and U.S. issuers. Bank capital securities are issued by banks to help fulfill their regulatory capital requirements. There are three common types of bank capital: Lower Tier II, Upper Tier II and Tier I. Upper Tier II securities are commonly thought of as hybrids of debt and preferred securities.
Upper Tier II securities are often perpetual (with no maturity date), callable and have a cumulative interest deferral feature. This means that under certain conditions, the issuer bank can withhold payment of interest until a later date. However, such deferred interest payments generally earn interest. Tier I securities often take the form of trust preferred securities.
The Fund may also invest in other bank obligations including, without limitation, CoCos, certificates of deposit, bankers’ acceptances and fixed time deposits. CoCos have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down (including potentially to zero) upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued
viability. Certificates of deposit are negotiable certificates that are issued against funds deposited in a commercial bank for a definite period of time and that earn a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are
“accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is generally no market for such deposits. The Fund may also hold funds on deposit with its custodian bank in an interest-bearing account for temporary purposes.
Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities
Risk
Zero-coupon bonds pay interest only at maturity rather than at intervals during the life of the security. Like zero-coupon bonds, “step up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. Payment-in-kind securities (“PIKs”) are debt obligations that pay “interest” in the form of other debt obligations, instead of in cash. Partial pay-in-kind loans and bonds are debt obligations that pay such “interest” partly in cash. Each of these instruments is normally issued and traded at a deep discount from face value. Zero-coupon bonds, step-ups and PIKs allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. The Fund would be required to distribute the income on these instruments as it accrues, even though the Fund will not receive the income on a current basis or in cash. Thus, the Fund may have to sell investments, including when it may not be advisable to do so, to make income distributions to its shareholders.

October
30
,
2026
|
Prospectus

66

PIMCO Flexible Credit Income Fund

Inflation-Indexed Bonds
Inflation-indexed bonds (other than municipal inflation-indexed bonds and certain corporate inflation-indexed bonds) are fixed income securities the principal value of which is periodically adjusted according to the rate of inflation. If the index measuring inflation falls, the principal value of inflation-indexed bonds (other than municipal inflation-indexed bonds and certain corporate inflation-indexed bonds)
will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount)
will be reduced. Repayment of the original bond principal upon maturity
(as adjusted for inflation) is guaranteed in the case of TIPS. For bonds that do not provide a similar guarantee, the adjusted principal value of the bond repaid at maturity may be less than the original principal. TIPS may also be divided into individual zero-coupon instruments for each coupon or principal payment (known as “iSTRIPS”). An iSTRIP of the principal component of a TIPS issue will retain the embedded deflation floor that will allow the holder of the security to receive the greater of the original principal or inflation-adjusted principal value at maturity.
iSTRIPS may be less liquid than conventional TIPS because they are a small component of the TIPS market. Municipal inflation-indexed securities are municipal bonds that pay coupons based on a fixed rate plus CPI. With regard to municipal inflation-indexed bonds and certain corporate inflation-indexed bonds, the inflation adjustment is typically reflected in the semi-annual coupon payment. As a result, the principal value of municipal inflation-indexed bonds and such corporate inflation-indexed bonds does not adjust according to the rate of inflation. At the same time, the value of municipal inflation-indexed securities and such corporate inflation-indexed securities generally will not increase if the rate of inflation decreases. Because municipal inflation-indexed securities and corporate inflation-indexed securities are a small component of the municipal bond and corporate bond markets, respectively, they may be less liquid than conventional municipal and corporate bonds.
The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates are tied to the relationship between nominal interest rates and the rate of inflation. If nominal interest rates increase at a faster rate than inflation, real interest rates may rise, leading to a decrease in value of
inflation-indexed bonds. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity. See “Tax
Matters“ in this prospectus and “Taxation” in the Statement of
Additional Information.
Event-Linked Instruments
The Fund may obtain event-linked exposure by investing in or gaining exposure to reinsurance contract (through sidecars or otherwise),
“event-linked bonds” or “event-linked swaps” or by implementing
“event-linked strategies.” Event-linked exposure results in gains or losses that typically are contingent upon, or formulaically related to, defined trigger events. Examples of trigger events include hurricanes, earthquakes, weather-related phenomena or statistics relating to such events. Some event-linked bonds are commonly referred to as
“catastrophe bonds.” If a trigger event occurs, the Fund may lose a portion or its entire principal invested in the bond or notional amount on a swap. Event-linked exposures often provide for an extension of maturity to process and audit loss claims when a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility.
The Fund may also gain exposure to reinsurance contracts (through insurance-linked securities, sidecars or otherwise). This exposure may include “excess of loss” contracts, wherein liability arises only if and when losses exceed a specified amount, and proportional reinsurance, wherein a pro rata portion of the premiums and liabilities of the cedant associated with a specified business or a portfolio of insurance contracts are linked to the investment. Investments linked to reinsurance transactions may involve significant insurance brokerage fees, fronting fees and other transaction costs. Event-linked exposure may also expose the Fund to certain other risks including credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Event-linked exposures may also be subject to liquidity risk.
Variable- and Floating-Rate Securities
Variable- and floating-rate instruments are instruments that pay interest at rates that adjust whenever a specified interest rate changes and/or that reset on predetermined dates (such as the last day of a month or calendar quarter). In addition to loans, variable- and floating-rate instruments may include, without limitation, instruments such as catastrophe and other event-linked bonds, bank capital securities, unsecured and/or secured loans (including, but not limited to, bank and/or other syndicated loans and non-syndicated (private direct)
loans), corporate bonds, money market instruments and certain types of mortgage-related and other asset-backed securities. Due to their variable- or floating-rate features, these instruments will generally pay higher levels of income in a rising interest rate environment and lower levels of income as interest rates decline. For the same reason, the market value of a variable- or floating-rate instrument is generally expected to have less sensitivity to fluctuations in market interest rates than a fixed-rate instrument, although the value of a variable- or floating-rate instrument may nonetheless decline as interest rates rise and due to other factors, such as changes in credit quality.
The Fund may invest in floating rate debt instruments (“floaters”) and engage in credit spread trades. The interest rate on a floater is a variable rate which is tied to another interest rate, such as a money-market index or U.S. Treasury bill rate. The interest rate on a floater resets periodically, typically every six months. Due to the interest rate reset feature, floaters provide the Fund with a certain degree of protection against rises in interest rates, although the Fund will participate in any declines in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two bonds or other securities, in which the value of the investment position is determined by changes in the difference between the prices or interest rates, as the case may be, of the respective securities.

67  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Inverse Floaters
An inverse floater is a type of debt instrument that bears a floating or variable interest rate that moves in the opposite direction to interest rates generally or the interest rate on another security or index. Changes in interest rates generally, or the interest rate of the other security or index, inversely affect the interest rate paid on the inverse floater, with the result that the inverse floater’s price will be considerably more volatile than that of a fixed-rate bond. The Fund may invest without limitation in inverse floaters, which brokers typically create by depositing an income-producing instrument, which may be a mortgage-related asset, in a trust. The trust in turn issues a variable rate security and inverse floaters. The interest rate for the variable rate security is typically determined by an index or an auction process, while the inverse floater holder receives the balance of the income from the underlying income-producing instrument less an auction fee. The market prices of inverse floaters may be highly sensitive to changes in interest rates and prepayment rates on the underlying securities, and may decrease significantly when interest rates increase or prepayment rates change. In a transaction in which the Fund purchases an inverse floater from a trust, and the underlying bond was held by the Fund prior to being deposited into the trust, the Fund typically treats the transaction as a secured borrowing for financial reporting purposes. As a result, for financial reporting purposes, the Fund will generally incur a non-cash interest expense with respect to interest paid by the trust on the variable rate securities, and will recognize additional interest income in an amount directly corresponding to the non-cash interest expense.
Therefore, the Fund’s NAV per Common Share and performance are not affected by the non-cash interest expense. This accounting treatment does not apply to inverse floaters acquired by the Fund when the Fund did not previously own the underlying bond.
Derivatives
The Fund may, but is not required to, utilize various derivative strategies
(both long and short positions) for investment purposes, leveraging purposes, or in an attempt to hedge against market, credit, interest rate, currency and other risks in the portfolio. See “Use of Leverage.”
Derivative instruments used by the Fund are expected to be counted towards the Fund's
80% policy to the extent they provide investment
exposure to investments within that policy or to one or more of the market risk factors associated with investments included in that policy.
Additionally, the Fund may invest in futures and other derivatives that provide relevant exposures, including for equitization and hedging purposes using derivatives that provide exposure that is not identical to the instruments or markets in which the Fund seeks to invest 80% of its assets, as applicable. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to, among others, individual debt instruments, interest rates, currencies or currency exchange rates, commodities and related indexes. Examples of derivative instruments that the Fund may use include, without limitation, futures and forward contracts (including foreign currency exchange contracts), call and put options (including options on futures contracts), credit default swaps, total return swaps, basis swaps and other swap agreements. Investments in derivatives may take the form of buying and/or writing (selling) derivatives, and/or the Fund may otherwise become an obligor under a derivatives transaction. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investment directly in securities and other more traditional investments. See “Principal Risks of the
Fund—Derivatives Risk.” Certain types of derivative instruments that the Fund may utilize are described elsewhere in this section, including those described under “Certain Interest Rate Transactions,” “Hybrid
Instruments,” “Credit Default Swaps” and “Structured Notes and
Related Instruments.” Please see “Investment Objective and
Policies—Derivative Instruments” in the Statement of Additional
Information for additional information about these and other derivative instruments that the Fund may use and the risks associated with such instruments. There is no assurance that these derivative strategies will be available at any time or that PIMCO will determine to use them for the Fund or, if used, that the strategies will be successful. In addition, the Fund may be subject to certain restrictions on its use of derivative strategies imposed by guidelines of one or more rating agencies that may issue ratings for any preferred shares issued by the Fund.
Certain Interest Rate Transactions
In order to reduce the interest rate risk inherent in the Fund’s underlying investments and capital structure, the Fund may (but is not required to)
enter into interest rate swap transactions. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. These transactions generally involve an agreement with the swap counterparty to pay a fixed or variable rate payment in exchange for the counterparty paying the Fund the other type of payment stream (
i.e.
, variable or fixed). The payment
obligation would be based on the notional amount of the swap. Other forms of interest rate swap agreements in which the Fund may invest include, without limitation, interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap;” interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified rate, or “floor;” and interest rate “collars,” under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. The Fund may (but is not required to) use interest rate swap transactions with the intent to reduce or eliminate the risk that an increase in short-term interest rates could pose for the performance of the Fund’s Common Shares as a result of leverage, and also may use these instruments for other hedging or investment purposes. Any termination of an interest rate swap transaction could result in a termination payment by or to the Fund.
Credit Default Swaps
The Fund may enter into credit default swaps for both investment and risk management purposes, as well as to add leverage to the Fund’s portfolio. A credit default swap may have as reference obligations one

October
30
,
2026
|
Prospectus

68

PIMCO Flexible Credit Income Fund

or more securities that are not currently held by the Fund. The protection
“buyer” in a credit default swap is generally obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract provided that no credit event, such as a default, on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash
settled. Rather than exchange the bonds for par value, a single cash payment may be due from the protection seller representing the difference between the par value of the bonds and the current market value of the bonds (which may be determined through an auction). The
Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund may recover nothing if the swap is held through its termination date. However, if a credit event occurs, the buyer generally may elect to receive the full notional value of the swap from the seller, who, in turn, generally will recover an amount significantly lower than the equivalent face amount of the obligations of the reference entity, whose value may have significantly decreased, through (i) physical delivery of such obligations by the buyer, (ii) cash settlement or (iii) an auction process. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap provided that there is no credit event. As the seller, the
Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap.
The spread of a credit default swap is the annual amount the protection buyer must pay the protection seller over the length of the contract, expressed as a percentage of the notional amount. When spreads rise, market perceived credit risk rises and when spreads fall, market perceived credit risk falls. Wider credit spreads and decreasing market values, when compared to the notional amount of the swap, represent a deterioration of the referenced entity’s credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement. For credit default swaps on asset-backed securities and credit indexes, the quoted market prices and resulting values, as well as the annual payment rate, serve as an indication of the current status of the payment/performance risk.
Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to leverage risk, illiquidity risk, counterparty risk and credit risk, among other risks associated with derivative instruments. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The
Fund’s obligations under a credit default swap will be accrued daily
(offset against any amounts owing to the Fund).
Hybrid Instruments
A hybrid instrument is a type of potentially high-risk derivative that combines a traditional bond, stock or commodity with an option or forward contract. Generally, the principal amount, amount payable upon maturity or redemption, or interest rate of a hybrid is tied (positively or negatively) to the price of some commodity, currency or securities index or another interest rate or some other economic factor (each a
“benchmark”). The interest rate or (unlike most fixed income securities)
the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. An example of a hybrid could be a bond issued by an oil company that pays a small base level of interest with additional interest that accrues in correlation to the extent to which oil prices exceed a certain predetermined level. Such a hybrid instrument would be a combination of a bond and a call option on oil.
Hybrids can be used as an efficient means of pursuing a variety of investment goals, including currency hedging, duration management and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down)
more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events, such as commodity shortages and currency devaluations, which cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest.
The purchase of hybrids also exposes the Fund to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the NAV of the Common Shares if the Fund invests in hybrid
instruments.
Certain hybrid instruments may provide exposure to the commodities markets. These are derivative securities with one or more
commodity-linked components that have payment features similar to commodity futures contracts, commodity options or similar instruments.
Commodity-linked hybrid instruments may be either equity or debt securities, leveraged or unleveraged, and are considered hybrid instruments because they have both security and commodity-like characteristics. A portion of the value of these instruments may be derived from the value of a commodity, futures contract, index or other economic variable.
Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in these products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.
The Fund’s use of commodity-linked instruments may be limited by the
Fund’s intention to continue to qualify as a RIC and may limit the Fund’s ability to so qualify. In order to qualify for the favorable tax treatment accorded RICs and their shareholders, the Fund must, among other things, derive at least 90% of its income from certain specified sources

69  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

(qualifying income). Income from certain commodity-linked instruments does not constitute qualifying income to the Fund. The tax treatment of certain other commodity-linked instruments in which the Fund might invest is not certain, in particular with respect to whether income and gains from such instruments constitute qualifying income. If the Fund were to treat income from a particular instrument as qualifying income and the income were later determined not to constitute qualifying income and, together with any other nonqualifying income, caused the
Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does pay a tax at the Fund level. See “Tax Matters.”
Structured Notes and Related Instruments
The Fund may invest in “structured” notes and other related
instruments, which are privately negotiated debt obligations in which the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an
“embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets, such as indexes reflecting bonds. Structured instruments may be issued by corporations, including banks, as well as by governmental agencies. Structured instruments frequently are assembled in the form of medium-term notes, but a variety of forms are available and may be used in particular circumstances. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but ordinarily not below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending on a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index(es) or other asset(s).
Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.
The Fund may use structured instruments for investment purposes and also for risk management purposes, such as to reduce the duration and interest rate sensitivity of the Fund’s portfolio, and for leveraging purposes. While structured instruments may offer the potential for a favorable rate of return from time to time, they also entail certain risks.
Structured instruments may be less liquid than other debt securities, and the price of structured instruments may be more volatile. In some cases, depending on the terms of the embedded index, a structured instrument may provide that the principal and/or interest payments may be adjusted below zero. Structured instruments also may involve significant credit risk and risk of default by the counterparty. Structured instruments may also be illiquid. Like other sophisticated strategies, the
Fund’s use of structured instruments may not work as intended. If the value of the embedded index changes in a manner other than that expected by PIMCO, principal and/or interest payments received on the structured instrument may be substantially less than expected. Also, if
PIMCO chooses to use structured instruments to reduce the duration of the Fund’s portfolio, this may limit the Fund’s return when having a longer duration would be beneficial (for instance, when interest rates decline).
Credit-Linked Trust Certificates
The Fund may invest in credit-linked trust certificates, which are investments in a limited purpose trust or other vehicle which, in turn, invests in a basket of derivative instruments, such as credit default swaps, total return swaps, interest rate swaps or other securities, in order to provide exposure to the high yield or another debt securities market. Like an investment in a bond, investments in credit-linked trust certificates represent the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the certificate. However, these payments are conditioned on the trust’s receipt of payments from, and the trust’s potential obligations to, the counterparties to the derivative instruments and other securities in which the trust invests. For instance, the trust may sell one or more credit default swaps, under which the trust would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the trust would be obligated to pay to the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the trust. The
Fund’s investments in these instruments are indirectly subject to the risks associated with derivative instruments, including, among others, credit risk, default or similar event risk, counterparty risk, interest rate risk, leverage risk, valuation risk and management risk. It is expected that the trusts that issue credit-linked trust certificates will constitute
“private” investment companies, exempt from registration under the
1940 Act. Therefore, the certificates will not be subject to applicable investment limitations and other regulation imposed by the 1940 Act
(although the Fund will remain subject to such limitations and regulation, including with respect to its investments in the certificates).
Although the trusts are typically private investment companies, they generally are not actively managed such as a “hedge fund” might be. It also is expected that the certificates will be exempt from registration under the Securities Act. Accordingly, there may be no established trading market for the certificates and they may constitute illiquid investments. See “Principal Risks of the Fund—Liquidity Risk.” If market quotations are not readily available for the certificates, they will be valued by the Valuation Designee (as defined below) at fair value. See
“How Fund Shares are Priced.” The Fund may lose its entire investment in a credit-linked trust certificate.
Other Investment Companies
The Fund may invest in securities of other open- or closed-end investment companies (including those advised by PIMCO), including, without limitation, domestic and foreign ETFs, to the extent that such investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act. The Fund

October
30
,
2026
|
Prospectus

70

PIMCO Flexible Credit Income Fund

may invest in other investment companies to gain broad market or sector exposure or for cash management purposes, including during periods when it has large amounts of uninvested cash or when PIMCO believes share prices of other investment companies offer attractive values. The Fund may invest in certain money market funds and/or short-term bond funds (“Central Funds”), to the extent permitted by the
1940 Act, the rules thereunder or exemptive relief therefrom. The
Central Funds are registered investment companies created for use by certain registered investment companies advised by PIMCO in
connection with their cash management activities. The Fund treats its investments in other investment companies that invest primarily in types of securities in which the Fund may invest directly as investments in such types of securities for purposes of the Fund’s investment policies
(e.g., the Fund’s investment in an investment company that invests primarily in debt securities will be treated by the Fund as an investment in a debt security). As a shareholder in an investment company, the
Fund would bear its ratable share of that investment company’s expenses and would remain subject to payment of the Fund’s
management fees and other expenses with respect to assets so invested. Common Shareholders would therefore be subject to
duplicative expenses to the extent the Fund invests in other investment companies. Other investment companies may be leveraged, in which case the NAV and/or market value of the investment company’s shares will be more volatile than unleveraged investments. See “Principal Risks of the Fund—Leverage Risk.”
The Fund may also invest in other pooled investment vehicles, including
Private Funds. Private Funds are not subject to the 1940 Act, nor are they publicly traded. As a result, the Fund’s investments in Private Funds would not be subject to the protections afforded to shareholders under the 1940 Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Private Fund managers, and leverage limitations. By investing in Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund.
Further, Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, Private
Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of Private Funds and is dependent on information provided by the private fund managers. This lack of transparency may make it difficult for PIMCO to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest. Given the limited liquidity of Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
A Private Fund in which the Fund invests may be treated as a partnership for U.S. federal income tax purposes. The Fund’s intention to qualify and be eligible for treatment as a RIC may limit its ability to acquire or continue to hold positions in Private Funds that are treated as partnerships for U.S. federal income tax purposes that would otherwise be consistent with its investment strategy or may require the Fund to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders. Please refer to “Taxation” in the Statement of
Additional Information for a detailed discussion of the tax risks relating to an investment in a Private Fund.
Common Stocks and Other Equity Securities
The Fund may also invest up to 20% of its total assets in common stocks, common shares of other investment companies (including those advised by PIMCO), such as open-end or closed-end management investment companies and exchange-traded funds, and equity securities of private funds or REITs. The Fund limits its investments in private equity funds and hedge funds that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or Section 3(c)(7)
of the 1940 Act to no more than 15% of the Fund’s total assets at the time of investment. For the avoidance of doubt, such limit shall not apply to investments in, for example, REITs and asset-backed issuers, including, without limitation, CLOs, CBOs and other CDOs,
mortgage-backed securities, CMOs and tender option bonds. Common stocks include common shares and other common equity interests issued by public or private issuers. However, common stocks the Fund has received through the conversion of a convertible security held by the
Fund or in connection with the restructuring of a debt security will not count towards this 20% limit. For instance, in connection with the restructuring of a debt instrument, either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept common stocks or other equity securities in exchange for all or a portion of the debt instrument. Depending upon, among other things, PIMCO’s evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold these equity securities in its portfolio.
Although common stocks and other equity securities have historically generated higher average returns than debt securities over the long term, they also have experienced significantly more volatility in those returns and in certain years have significantly underperformed relative to debt securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular equity security held by the
Fund. Also, prices of common stocks and other equity securities are sensitive to general movements in the equity markets and a decline in those markets may depress the prices of the equity securities held by the
Fund. The prices of equity securities fluctuate for many different reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market or when political or economic events affecting the issuer occur. In addition, prices of equity securities may be particularly sensitive to rising interest rates,

71  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

as the cost of capital rises and borrowing costs increase. The Fund may invest in common shares of pooled vehicles, such as those of other investment companies, and in common shares of REITs.
Alt Lending ABS
The Fund may invest, either directly or indirectly through its wholly owned Subsidiaries, in Alt Lending ABS backed by consumer, residential or other loans, issued by an SPE sponsored by an online or alternative lending platform or an affiliate thereof.
When purchasing Alt Lending ABS collateralized by loans, the Fund is not restricted by any particular borrower credit criteria. Accordingly, certain loans underlying any Alt Lending ABS purchased by the Fund may be subprime in quality, or may become subprime in quality.
Alternative lending, which may include or sometimes be referred to as peer-to-peer lending, online lending or marketplace lending, is a method of financing in which an alternative lending platform (i.e., an online lending marketplace or lender that is not a traditional lender, such as a bank) facilitates the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional debt financing done through a bank. There are several different models of alternative lending but, very generally, a platform typically matches consumers, small or medium-sized businesses or other types of borrowers with investors that are interested in gaining investment exposure to the loans made to such borrowers. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, employment information, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. Often, platforms charge fees to borrowers to cover these screening and administrative costs. Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Platforms then post the borrowing requests online and investors may choose among the loans, based on the interest rates the loans are expected to yield less any servicing or origination fees charged by the platform or others involved in the lending arrangement, the background data provided on the borrowers and the credit rating assigned by the platform. In some cases, a platform partners with a bank to originate a loan to a borrower, after which the bank sells the loan to the platform or directly to the investor;
alternatively, some platforms may originate loans themselves. Some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.
Platforms may set minimum eligibility standards for borrowers to participate in alternative lending arrangements and may limit the maximum permitted borrowings. Depending on the purpose and nature of the loan, its term may, for example, be as short as six months or shorter, or as long as thirty years or longer.
Private Placements
A private placement involves the sale of securities that have not been registered under the Securities Act, or relevant provisions of applicable
non-U.S. law, to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities. Therefore, the
Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks.
Rule 144A Securities
The Fund may invest in securities that have not been registered for public sale, but that are eligible for purchase and sale pursuant to
Rule 144A under the Securities Act. Rule 144A permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the Securities Act.
Rule 144A securities may be deemed illiquid, although the Fund may determine that certain Rule 144A securities are liquid.
“Covenant-lite” Obligations
The Fund may invest in, or obtain exposure to, obligations that may be
“covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders. Covenant-lite agreements feature incurrence covenants, as opposed to more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.
Repurchase Agreements
The Fund may enter into repurchase agreements, in which the Fund purchases a security from a bank or broker-dealer, which agrees to repurchase the security at the Fund’s cost plus interest within a specified time. If the party agreeing to repurchase should default, the Fund would seek to sell the securities which it holds. This could involve costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. The security subject to a repurchase agreement may be or become illiquid. These events could also trigger adverse tax consequences for the Fund.

October
30
,
2026
|
Prospectus

72

PIMCO Flexible Credit Income Fund

When-Issued, Delayed Delivery and Forward Commitment
Transactions
The Fund may purchase or sell securities that it is eligible to purchase or sell on a when-issued basis, may purchase or sell such securities for delayed delivery and may make contracts to purchase or sell such securities for a fixed price at a future date beyond normal settlement time (forward commitments). When-issued transactions, delayed delivery purchases and forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. This risk is in addition to the risk that the Fund’s other assets will decline in value.
Therefore, these transactions may result in a form of leverage and increase the Fund’s overall investment exposure. Typically, no income accrues on securities the Fund has committed to purchase prior to the time
of
delivery of the securities is made. When the Fund has sold a security on a when-issued, delayed delivery
,
or forward commitment
basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a transaction fails to pay for the securities, the Fund could suffer a loss. Additionally, when selling a security on a when-issued, delayed delivery or forward commitment basis without owning the security, the Fund will incur a loss if the security’s price appreciates in value such that the security’s price is above the agreed-upon price on the settlement date.
Short Sales
A short sale is a transaction in which the Fund sells a security or other instrument that it does not own in anticipation that the market price will decline. The Fund may use short sales for investment purposes or for hedging and risk management purposes. The Fund may also take short positions with respect to the performance of securities, indexes, interest rates, currencies and other assets or markets through the use of derivative or forward instruments. When the Fund engages in a short sale of a security, it must borrow the security sold short and deliver it to the counterparty. The Fund may have to pay a fee to borrow particular securities and would often be obligated to pay over any payments received on such borrowed securities. The Fund’s obligation to replace the borrowed security will be secured by collateral deposited with the
Fund’s custodian in the name of the lender. The Fund may not receive any payments (including interest) on its collateral. Short sales expose the
Fund to the risk that it will be required to cover its short position at a time when the securities have appreciated in value, thus resulting in a loss to the Fund. The Fund may engage in so-called “naked” short sales when it does not own or have the immediate right to acquire the security sold short at no additional cost, in which case the Fund’s losses theoretically could be unlimited.
A short sale is “against the box” to the extent that the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short. If the price of the security sold short increases between the time of the short sale and the time that the
Fund replaces the borrowed security, the Fund will incur a loss;
conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and securities being hedged if the short sale is being used for hedging purposes. See “Principal Risks of the
Fund—Derivatives” and “Principal Risks of the Fund—Short Exposure
Risk.” See also “Principal Risks of the Fund—Leverage Risk.” The Fund may engage in short selling to the extent permitted by the 1940 Act and other federal securities laws.
Subsidiaries
The Fund may execute its strategy by investing through a subsidiary. The
Fund does not currently intend to sell or transfer all or any portion of its ownership interest in a subsidiary. The Fund reserves the right to establish a subsidiary through which the Fund may execute its strategy.
Lending of Portfolio Securities
For the purpose of achieving income, the Fund may lend its portfolio securities to brokers, dealers or other financial institutions provided a number of conditions are satisfied, including that the loan is fully collateralized. See “Investment Objective and Policies—Loans of
Portfolio Securities” in the Statement of Additional Information for
details. When the Fund lends portfolio securities, its investment performance will continue to reflect changes in the value of the securities loaned. The Fund will also receive a fee or interest on the collateral . Securities lending involves the risk of loss of rights in the collateral or delay in recovery of the collateral if the borrower fails to return the security loaned or becomes insolvent, or the risk of loss due to the investment performance of the collateral. The Fund may pay lending fees to the party arranging the loan
.
 , which may be an affiliate
of the Fund.
As a shareholder of an investment company or other pooled vehicle, the
Fund may indirectly bear investment advisory fees, supervisory and administrative fees, service fees and other fees which are in addition to the fees the Fund pays its service providers. To the extent such cash collateral is invested in an affiliated money market or short-term mutual fund, such fees generally will not be waived, and PIMCO expects to select such an investment without considering or canvassing the universe of available unaffiliated investment companies.
Portfolio Turnover
A change in the securities held by the Fund is known as “portfolio turnover.” The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective, particularly during periods of volatile market movements. High portfolio turnover
(
e.g.
, over 100%) generally involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. Sales of portfolio securities may also result in realization of taxable capital gains, including short-term capital gains (which are generally treated as ordinary income upon distribution in the form of dividends). The trading costs and tax effects associated with portfolio turnover may adversely affect the Fund’s performance.

73  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Please see “Investment Objective and Policies” in the Statement of
Additional Information for additional information regarding the investments of the Fund and their related risks.
Use of Leverage
The Fund currently utilizes leverage principally through reverse repurchase agreements and may also obtain leverage through
selling
credit default swaps, dollar rolls/buybacks and borrowings, such as through bank loans or commercial paper and/or other credit facilities.
The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts), total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions. The Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. By using leverage, the Fund will seek to obtain a higher return for holders of Common Shares than if the Fund did not use leverage. The
Fund’s Board of Trustees may authorize the issuance of preferred shares without the approval of Common Shareholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Common Shareholders, and these costs and expenses may be significant. When the Fund reduces or discontinues its use of leverage
(“deleveraging’), it may be required to sell portfolio securities at inopportune times to repay leverage obligations, which could result in realized losses and a decrease in the Fund's net asset value.
Deleveraging involves complex operational processes, including the coordination of asset sales, repayment of debt, and potential restructuring of the Fund's capital and may involve significant costs, including transaction costs associated with the sale of portfolio securities, prepayment penalties on borrowed funds, and, if applicable, fees related to the redemption of preferred shares. Leveraging transactions pursued by the Fund may increase its duration and sensitivity to interest rate changes and other market risks. The Fund may continue to use leverage even if available financing rates are higher than anticipated returns, including, for example, in cases where deleveraging, including any expenses related thereto, might be viewed as detrimental to the Fund’s portfolio. The Fund intends to utilize reverse repurchase agreements, dollar rolls/buybacks, borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on PIMCO’s assessment of the yield curve
environment, interest rate trends, market conditions and other factors.
The net proceeds the Fund obtains from reverse repurchase agreements, credit default swaps, dollar rolls/buybacks or other forms of leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other Fund assets attributable to leverage exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common
Shareholders than if the Fund were not so leveraged.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage representing indebtedness (including the use of bank loans, commercial paper or other credit facilities) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33
 1
∕
3
%
of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default by the Fund with respect to bank borrowings or other arrangements. The Fund's use of derivatives transactions and other similar instruments is generally subject to a value-at-risk leverage limit, derivatives risk management program, and reporting requirements under Rule 18f-4 under the 1940
Act unless the Fund qualifies as a ”limited derivatives user“ as defined in the rule or the Fund's use of such an instrument satisfies the conditions of certain exemptions under the rule.
Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize reverse repurchase agreements, credit default swaps, dollar rolls/buybacks or borrowings, issue preferred shares or utilize any other forms of leverage
(such as the use of derivatives strategies). If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. When leverage is used, the NAV of the Common Shares and the yield to Common Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of reverse repurchase agreements, dollar rolls/buybacks, borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the
NAV of the Common Shares. In addition, because the fees received by the Investment Manager are based on the average daily “total managed assets” of the Fund (including any assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and any preferred shares that may be outstanding, if issued), the Investment
Manager has a financial incentive for the Fund to use certain forms of leverage (e.g., reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares), which may create a conflict of interest between the Investment Manager, on the one hand, and the
Common Shareholders, on the other hand.

October
30
,
2026
|
Prospectus

74

PIMCO Flexible Credit Income Fund

The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.
Effects of Leverage
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of leverage through the use of senior securities, as that term is defined under Section 18 of the 1940 Act, on Common Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. Although not considered senior securities, the table below reflects the Fund’s use of leverage in the form of reverse repurchase agreements as of June 30, 2026 averaged over the fiscal year ended June 30, 2026, which represented approximately 31.68% of the Fund’s average total managed assets (including assets attributable to such leverage) at an estimated annual average effective interest expense rate of 4.685% payable by the Fund on such instruments which is the weighted average interest rate cost during the fiscal year ended June 30, 2026. Based on such estimated annual effective interest expense rate, the annual return that the Fund’s portfolio must experience (net of expenses) in order to cover such costs of the reverse repurchase agreements is 1.48%. The information below does not reflect the Fund’s use of certain other forms of economic leverage achieved through the use of other instruments or transactions not considered to be senior securities under the 1940 Act, such as credit default swaps or other derivative instruments. The assumed investment portfolio returns in the table below are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below. In addition, actual borrowing expenses associated with reverse repurchase agreements (or dollar rolls/buybacks or borrowings, if any) used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example below.
Assumed Portfolio Total Return	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Common Shares Total Return (net of expenses)	-16.81%	-9.49%	-2.17%	5.15%	12.46%
Common Shares Total Return is composed of two elements—the distributions paid by the Fund to holders of Common Shares (the amount of which is largely determined by the net investment income of the Fund after paying dividend payments on any preferred shares issued by the Fund and expenses on any forms of leverage outstanding) and gains or losses on the value of the securities and other instruments the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return (before expenses) of 0%, the Fund must assume that the income it receives on its investments is entirely offset by losses in the value of those investments. This table reflects hypothetical performance of the Fund’s portfolio and not the actual performance of the Fund’s Common Shares, the value of which is determined by market forces and other factors.
Should the Fund elect to add additional leverage, any benefits of such leverage cannot be fully achieved until the proceeds resulting from the use of such leverage have been received by the Fund and invested in accordance with the Fund’s investment objective and policies. As noted
above, the Fund’s willingness to use additional leverage, and the extent to which leverage is used at any time, will depend on many factors, including, among other things, PIMCO’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.
Principal Risks of the Fund
The NAV of the Common Shares will fluctuate with and be affected by, among other things, various principal risks of the Fund and its investments which are summarized below. The Fund is subject to the principal risks noted below, whether through the Fund’s direct investments, investments by its Subsidiaries or derivatives positions.
Market Risk
The market price of securities owned by the Fund may fluctuate, sometimes rapidly or unpredictably. Securities may decline in value due to a variety of factors affecting (or perceiving to affect) securities markets generally or particular industries, sectors or companies represented in the securities markets. The value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, levels of public debt and deficits, changes in inflation, interest or currency rates, financial system instability, adverse changes to credit markets or adverse investor sentiment generally. The value of a security may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously even if the performance of those asset classes is not otherwise historically correlated. Investments may also be negatively impacted by market disruptions and by attempts by other market participants to manipulate the prices of particular investments. Equity securities generally have greater price volatility than fixed income securities. Credit ratings downgrades may also negatively affect securities held by the Fund. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market.
In addition, market risk includes the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, actual or threatened war, terrorism, social or political unrest, recessions, supply chain disruptions, market manipulation, government defaults, government shutdowns, political and regulatory changes, diplomatic developments or the imposition of sanctions and other similar measures, including the imposition of tariffs, or other U.S. economic policies and any related public health emergencies (such

75  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

as the spread of infectious diseases, pandemics and epidemics), natural/environmental disasters or events, climate-change and climate related events can all negatively impact the securities markets, which could cause the Fund to lose value.
This includes reliance on global
supply chains that are susceptible to disruptions resulting from, among other things, war and other armed conflicts, tariffs, extreme weather events, and natural disasters.
These events could reduce consumer
demand or economic output, result in market closures, changes in interest rates, inflation/deflation, travel restrictions or quarantines, and significantly adversely impact the economy.
As computing technology and data analytics continually advance there has been an increasing trend towards machine driven and artificially intelligent trading systems, particularly providing such systems with increasing levels of autonomy in trading decisions. Regulators of financial markets have become increasingly focused on the potential impact of artificial intelligence on investment activities and may issue regulations that are intended to affect the use of artificial technology in trading activities. Any such regulations may not have the intended effect
on financial markets. Moreover, advancements in artificial intelligence and other technologies may suffer from the introduction of errors, defects or security vulnerabilities which can go undetected.
Issues in the
construction and implementation of artificial intelligence
(AI) systems
and
models
(
including software issues,
issues related to the use of AI
and machine learning
,
and other technological issues) may adversely
impact the Fund.
AI systems may contain design flaws or faulty
assumptions,
rely on incomplete or inaccurate data inputs,
and may
be
difficult to interpret or audit
.
The
domestic political environment, as well as political and diplomatic events within the United States and abroad, such the U.S. budget and deficit reduction plan and foreign policy tensions with foreign nations, including embargoes, tariffs, sanctions, trade wars, and other similar developments, has in the past resulted, and may in the future result, in a government shutdown or otherwise adversely affect the U.S. regulatory landscape, the general market environment and/or investor sentiment, which could have an adverse impact on the Fund’s investments and operations. Additional and/or prolonged U.S. federal government shutdowns, U.S. foreign policy, the imposition of tariffs, or other
U.S. economic policies and any related domestic and/or geopolitical tensions may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Governmental and
quasi-governmental authorities and regulators throughout the world have previously responded to serious economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or sudden reversal of these policies, or the ineffectiveness of these policies, could increase volatility in securities markets, which could adversely affect the Fund’s investments. Any market disruptions could also prevent the Fund from executing advantageous investment decisions in a timely manner. Funds that have focused their investments in a region enduring geopolitical market disruption will face higher risks of loss. Thus, investors should closely monitor current market conditions to determine whether the Fund meets their individual financial needs and tolerance for risk.
When inflationary price movements occur, fixed income securities markets may experience heightened levels of interest rate, volatility and liquidity risk.
Interest rate increases
in the future could cause the value
of a fund that invests in fixed income securities to decrease, which could force the Fund to liquidate investments at disadvantageous times or prices,
therefore adversely affecting the Fund and its shareholders.
Higher interest rates generally lower the values of
real estate-related
assets
. When this does not occur as expected
,
it presents an increased
risk of a correction or severe downturn in real-estate related asset prices,
which could, by extension, adversely impact the value of other investments (such as loans, securitized debt and other fixed income securities). Such an impact could materialize in one real estate sector and not another, or in a different manner in different real estate sectors.
Examples of the
risks faced by real estate-related assets include: tenant
vacancy rates, increased tenant turnover and tenant concentration;
general real estate headwinds, including delinquencies and difficulties in collecting rents and other payments (which increases the risk of owners being unable to pay or otherwise defaulting on their own borrowings and obligations); decreases in property values; increases in inflation, upkeep costs and other expenses; fluctuations in rents; and increased concentration in ownership of certain types of properties.
Exchanges and securities markets may close early, close late or issue trading halts on specific securities, which may result in, among other things, the Fund being unable to buy or sell certain securities or financial instruments at an advantageous time or accurately price its portfolio investments.
Asset Allocation Risk
The Fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the Fund is that PIMCO may make less than optimal or poor asset allocation decisions. PIMCO employs an active approach to allocation among multiple fixed income sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that PIMCO will focus on an investment that performs poorly or underperforms other investments under various market conditions. The Fund could experience losses as a result of these allocation decisions, which could result in the Fund being underweight or overweight in sectors, asset classes, or geographies that perform differently than expected.
Issuer Risk
The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, major litigation, investigations or other controversies, changes in the issuer’s financial condition or credit rating, changes in government regulations affecting the issuer or its competitive environment and strategic initiatives such as mergers, acquisitions or dispositions and the market response to any such initiatives, financial leverage, reputation or reduced demand for the

October
30
,
2026
|
Prospectus

76

PIMCO Flexible Credit Income Fund

issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect one or more other issuers or securities markets as a whole. These risks can apply to the
Common Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.
Repurchase Offers Risk
As described under “Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. In all cases, repurchase offers will be for at least 5% and not more than 25% of its outstanding Common Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for 5% of its outstanding Common Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. To the extent the Fund employs investment leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund may, but is not required to, determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Notwithstanding the foregoing, the Fund may accept all Common Shares tendered for repurchase by sha
re
holders who own
less than one hundred Common Shares and who tender all of their
Common Shares, before prorating Common Shares tendered by other shareholders; provided that, if a shareholder holds shares through a financial intermediary, such intermediary may not be willing or able to arrange for this treatment on such shareholder's behalf. Some shareholders, in anticipation of proration, may tender more Common
Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Common
Shares tendered in a repurchase offer may decline between the
Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of
Common Shares by the Fund may be a taxable event to shareholders.
Large Shareholder Risk
To the extent a large proportion of the Common Shares are held by a small number of shareholders (or a single shareholder), including affiliates of the Investment Manager, the Fund may be adversely impacted if such shareholders purchase or request repurchases of large amounts of Common Shares. For example, it is possible that in response to a repurchase offer, the total amount of Common Shares tendered by a small number of shareholders (or a single shareholder) may exceed the number of Common Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed, the Fund will repurchase only a pro rata portion of the Common Shares tendered by each shareholder. In addition, substantial repurchases of Common Shares could result in a decrease in the Fund's net assets, resulting in an increase in the Fund's total annual operating expense ratio. See “Repurchase Offers Risk” above for additional information about certain risks related to Repurchase Offers.
Management Risk
The Fund is subject to management risk because it is an actively managed investment portfolio. PIMCO will apply investment techniques and risk analysis and may, in some cases, use proprietary models that are developed and maintained by PIMCO in making investment decisions for the Fund, or may determine that certain factors are more significant than others. There can be no guarantee that these decisions will produce the desired results or that the due diligence conducted by PIMCO will expose all material risks associated with an investment. Additionally, PIMCO may not be able to identify suitable investment opportunities and may face competition from other investment managers when identifying and consummating certain investments, or may determine that certain factors are more significant than others. Certain securities or other instruments in which the Fund seeks to invest may not be available in the quantities desired, including in circumstances where other funds for which PIMCO acts as investment adviser, including funds with names, investment objectives and policies, and/or portfolio management teams, similar to the Fund, are seeking to invest in the same or similar securities or instruments. In addition, regulatory restrictions, actual or perceived conflicts of interest or other considerations may cause PIMCO to restrict or prohibit participation in

77  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

certain investments. In such circumstances, PIMCO
may determine to
purchase other securities or instruments as substitutes. Such substitute securities or instruments may not perform as intended, which could result in losses to the Fund. To the extent the Fund employs strategies targeting perceived pricing inefficiencies, arbitrage strategies or similar strategies, it is subject to the risk that the pricing or valuation of the securities and instruments involved in such strategies may change unexpectedly, which may result in reduced returns or losses to the Fund.
Additionally, legislative, regulatory or tax developments may adversely affect management of the Fund.
 The Fund is also subject to the risk that
deficiencies in the internal systems or controls of PIMCO or another service provider will cause losses for the Fund or hinder Fund operations. For example, trading delays or errors (both human and systemic) could prevent the Fund from purchasing a security expected to appreciate in value.
Please refer to
“Portfolio Managers - Conflicts of
Interest” in the SAI for further information.
Additionally, actual or
perceived conflicts of interest, legislative, regulatory or tax restrictions, policies or developments may affect the investment techniques available to PIMCO
in connection with managing the Fund
,
may cause PIMCO to
restrict or prohibit participation in certain investments
and may also
adversely affect the ability of the Fund to achieve its investment objective. There also can be no assurance that all of the personnel of
PIMCO will continue to be associated with PIMCO for any length of time. The loss of the services of one or more key employees of PIMCO could have an adverse impact on the Fund’s ability to realize its investment objective.
In addition, the Fund may rely on various third-party sources to calculate its NAV. As a result, the Fund is subject to certain operational risks associated with reliance on service providers and service providers’ data sources. In particular, errors or systems failures and other technological issues may adversely impact the Fund’s calculations of its NAV, and such
NAV calculation issues may result in inaccurately calculated NAVs, delays in NAV calculation and/or the inability to calculate NAVs over extended periods. The Fund may be unable to recover any losses associated with such failures.
Interest Rate Risk
Interest rate risk is the risk that fixed income securities and other instruments in the Fund’s portfolio will fluctuate in value because of changes, or the anticipation of changes, in interest rates. Factors including central bank monetary policy, rising inflation rates, and changes in general economic conditions may cause interest rates to rise, which could cause the value of the Fund’s investments to decline. For example, as nominal interest rates rise, the value of certain securities held by the Fund is likely to decrease. Interest rate changes can be sudden and unpredictable, and the Fund may experience losses as a result of movements in interest rates. The Fund may not be able to hedge against changes in interest rates or may choose not to do so for cost or other reasons. In addition, any hedges may not work as intended.
Further, fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. The values of equity and other non-fixed income securities may also decline due to fluctuations. The prices of fixed-income securities generally are more sensitive to changes in interest rates as the duration of those securities increases; securities with longer durations are subject to greater price volatility in a rising rate environment.
Duration is a measure used to determine the
sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. Duration is useful primarily as a measure of the sensitivity of a fixed income security’s market price to interest rate
(i.e., yield) movements. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the value of a portfolio of fixed income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point.
Dividend-paying equity securities, particularly those whose market price is closely related to their yield, may be more sensitive to changes in interest rates. During periods of rising interest rates, the values of such securities may decline and may result in losses to the Fund. Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.
Inverse floating rate securities may decrease in value if interest rates increase. Inverse floating rate securities may also exhibit greater price volatility than a fixed rate obligation with similar credit quality. When the Fund holds variable or floating rate securities, a decrease (or, in the case of inverse floating rate securities, an increase) in market interest rates will adversely affect the income received from such securities and the NAV of the Fund’s shares.
A wide variety of factors can cause interest rates or yields of
U.S. Treasury securities (or yields of other types of bonds) to rise, including but not limited to central bank monetary policies, changing inflation or real growth rates, general economic conditions, increasing bond issuances or reduced market demand for low yielding investments.
Risks associated with changes in interest rates are heightened under certain market conditions
,
such as during times when the U.S.
Federal
Reserve (the “Federal Reserve”) adjusts its
monetary policy
,
whether by
raising or lowering
interest rates
, or when such rates remain at elevated
or historically low levels for a prolonged period
. Further, in market
environments where interest rates are rising, issuers may be less willing or able to make principal and interest payments on fixed-income investments when due. Actions by governments and central banking authorities can result in increases or decreases in interest rates. Periods of higher inflation could cause such authorities to raise interest rates, which may adversely affect the Fund and its investments.
In addition,
changes in monetary policy may exacerbate the risks associated with changing interest rates.
During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates

October
30
,
2026
|
Prospectus

78

PIMCO Flexible Credit Income Fund

that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates.
Measures such as average duration may not accurately reflect the true interest rate sensitivity of the Fund. This is especially the case if the Fund consists of securities with widely varying durations. Therefore, if the
Fund has an average duration that suggests a certain level of interest rate risk, the Fund may in fact be subject to greater interest rate risk than the average would suggest. This risk is greater to the extent the
Fund uses leverage or derivatives in connection with the management of the Fund
, which would be magnified in the event that initial or
variation margin is not provided by the counterparty to such transaction
(or not provided below a certain threshold amount)
.
Convexity is an additional measure used to understand a security's or
Fund's interest rate sensitivity. Convexity measures the rate of change of duration in response to changes in interest rates. With respect to a security’s price, a larger convexity (positive or negative) may imply more dramatic price changes in response to changing interest rates. Convexity may be positive or negative. Negative convexity implies that interest rate increases result in increased duration and vice versa, meaning increased sensitivity in prices in response to changes in interest rates.
Thus, securities with negative convexity, which may include bonds with traditional call features and certain mortgage-backed securities, may experience greater losses in periods of rising interest rates. Accordingly, if the Fund holds such securities, the Fund may be subject to a greater risk of losses in periods of rising interest rates.
Credit Risk
The Fund could experience losses if the issuer or guarantor of a fixed income security (including a security purchased with securities lending collateral), the counterparty to a derivatives contract, a repurchase agreement, a borrower of portfolio securities or the issuer or guarantor of collateral, or a loan of portfolio securities is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments or to otherwise honor its financial obligations. The risk that such issuer, guarantor or counterparty is less willing or able to do so is heightened in market environments where interest rates are changing, notably when rates are rising. The downgrade of the credit rating of a security or of the issuer of a security held by the Fund may decrease its value. Measures such as average credit quality may not accurately reflect the true credit risk of the Fund. This is especially the case if the Fund consists of securities with widely varying credit ratings. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. This risk is greater to the extent the Fund uses leverage or derivatives in connection with the management of the Fund, which would be magnified in the event that initial or variation margin is not provided by the counterparty to such transaction (or not provided below a certain threshold amount). Rising or high interest rates may deteriorate the credit quality of an issuer or counterparty, particularly if an issuer or counterparty faces challenges rolling or refinancing its obligations. The Fund’s investments may be adversely affected if any of the issuers it is invested in are subject to an actual or perceived
(whether by market participants, rating agencies, pricing services or otherwise) deterioration to their credit quality.
Credit risk includes credit spread risk, which is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their actual or perceived credit quality) may increase when the market believes that investments generally have a greater risk of default. Increasing credit spreads may reduce the market values of the
Fund’s investments. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities. Further, credit spread duration
(a measure of credit spread risk) can vary significantly from interest rate duration (e.g., for floating rate debt securities, credit spread duration typically will be higher than interest rate duration). The Fund may add credit spread duration to its portfolio, for example through the use of derivatives (e.g., credit default swaps), even while it has lower interest rate duration. The credit spread duration of the Fund’s portfolio may vary, in some cases significantly, from its interest rate duration.
Corporate Debt Securities Risk
The market value of corporate debt securities generally may be expected to rise and fall inversely with interest rates. The value of intermediate and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate debt securities are described elsewhere in this prospectus in further detail. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may invest in below investment grade corporate bonds, often referred to as “high yield” securities or “junk bonds.” High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse issuer-specific developments. High yield corporate bonds are subject to the risks described under “Principal Risks of the Fund—High Yield Securities Risk.” In addition, certain corporate debt securities may be highly customized and as a result may be subject to, among others, liquidity and valuation/pricing transparency risks.
Mortgage-Related and Other Asset-Backed Instruments Risk
The mortgage-related assets in which the Fund may invest include, but are not limited to, any security, instrument or other asset that is related to U.S. or non-U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities or by non-U.S. governments or authorities, such as, without limitation, assets

79  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including REMICs, which could include Re-REMICs, mortgage pass-through securities, inverse floaters,
CMOs, CLOs, multi-class pass-through securities, private mortgage pass-through securities, stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and mortgage-related loans (including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Exposures to
mortgage-related assets through derivatives or other financial instruments will be considered investments in mortgage-related assets.
The Fund may also invest in other types of
asset-backed securities
(“
ABS
”)
, including CDOs, CBOs and CLOs and other similarly structured securities.
CLOs, CDOs and their underlying loan obligations are typically not registered for sale to the public and therefore are subject to certain restrictions on transfer and sale, potentially making them less liquid than other types of securities. There is no guarantee that an active secondary market will exist or be maintained for any given CLO or CDO interest. Additionally, when the Fund purchases a newly issued CLO or
CDO security in the primary market (rather than from the secondary market), there may be a delayed settlement period during which the liquidity of such security may be further reduced.
Mortgage-related and other asset-backed instruments represent interests in “pools” of mortgages or other assets such as consumer loans or receivables held in trust and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments.
Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. Compared to other fixed income investments with similar maturity and credit, mortgage-related securities may increase in value to a lesser extent when interest rates decline and may decline in value to a similar or greater extent when interest rates rise. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to experience losses.
This is known as extension risk. Mortgage-backed securities can be highly sensitive to rising interest rates, such that even small movements can cause the Fund to lose value. Mortgage-backed securities, and in particular those not backed by a government guarantee, are subject to credit risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of the
Fund because the Fund may have to reinvest that money at the lower prevailing interest rates. In addition, the creditworthiness, servicing practices, and financial viability of the servicers of the underlying mortgage pools present significant risks. For instance, a servicer may be required to make advances in respect of delinquent loans underlying the mortgage-related securities; however, servicers experiencing financial difficulties may not be able to perform these obligations. Additionally, both mortgage-related securities and asset-backed securities are subject to risks associated with fraud or negligence by, or defalcation of, their servicers. These securities are also subject to the risks of the underlying loans. In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying collateral (e.g., failure to properly document a security interest in the underlying collateral) may affect the rights of security holders in and to the underlying collateral. In addition, the underlying loans may have been extended pursuant to inappropriate underwriting guidelines, to no underwriting guidelines at all, or to fraudulent origination practices. The owner of a
mortgage-backed security’s ability to recover against the sponsor, servicer or originator is uncertain and is often limited. The Fund’s investments in other asset-backed instruments are subject to risks similar to those associated with mortgage-related assets, as well as additional risks associated with the nature of the assets and the servicing of those assets. Payment of principal and interest on asset-backed instruments may be largely dependent upon the cash flows generated by the assets backing the instruments, and
asset-backed instruments may not have the benefit of any security interest in the related assets.
Subordinate mortgage-backed or asset-backed instruments are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payments on subordinate mortgage-backed or asset-backed instruments will not be fully paid.
There are multiple tranches of mortgage-backed and asset-backed instruments, offering investors various maturity and credit risk characteristics. For example, tranches may be categorized as senior, mezzanine, and subordinated/equity or “first loss.” The most senior tranche of a mortgage-backed or asset-backed instrument generally has the greatest collateralization and generally pays the lowest interest rate.
If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches generally take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.
Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the ”equity“ or ”residual“
tranche) generally specifically receives the residual interest payments
(i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund may also invest in the residual or equity tranches of mortgage-related and other asset-backed instruments, which may be referred to as subordinate mortgage-backed or asset-backed
instruments and interest-only mortgage-backed or asset-backed instruments. The Fund expects that investments in subordinate mortgage-backed and other asset-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of

October
30
,
2026
|
Prospectus

80

PIMCO Flexible Credit Income Fund

mortgage-backed and other asset-backed instruments are also subject to greater credit risk than those mortgage-backed or other asset-backed instruments that are more highly rated.
The mortgage markets in the United States and in various foreign countries have experienced extreme difficulties in the past that adversely affected the performance and market value of certain of the
Fund's mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien mortgage loans) may increase, and a decline in or flattening of housing and other real property values may exacerbate such delinquencies and losses. In addition, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.
With respect to risk retention tranches (i.e., eligible residual interests initially held by the sponsors of CMBS and other eligible securitizations pursuant to the U.S. Risk Retention Rules), a third-party purchaser, such as the Fund, must hold its retained interest, unhedged, for at least five years following the closing of the CMBS transaction, after which it is entitled to transfer its interest in the securitization to another person that meets the requirements for a third-party purchaser. Even after the required holding period has expired, due to the generally illiquid nature of such investments, no assurance can be given as to what, if any, exit strategies will ultimately be available for any given position.
In addition, there is limited guidance on the application of the final
U.S. Risk Retention Rules to specific securitization structures. There can be no assurance that the applicable federal agencies charged with the implementation of the final U.S. Risk Retention Rules (e.g., the FDIC, the
Comptroller of the Currency, the Federal Reserve Board, the SEC, the
Department of Housing and Urban Development, and the Federal
Housing Finance Agency) could not take positions in the future that differ from the interpretation of such rules taken or embodied in such securitizations, or that the final U.S. Risk Retention Rules will not change.
Furthermore, in situations where the Fund invests in risk retention tranches of securitizations structured by third parties, the Fund may be required to execute one or more letters or other agreements, the exact form and nature of which will vary (each, a “Risk Retention
Agreement”) under which it will make certain undertakings designed to ensure such securitization complies with the U.S. Risk Retention Rules.
Such Risk Retention Agreements may include a variety of
representations, warranties, covenants and other indemnities, each of which may run to various transaction parties. If the Fund breaches any undertakings in any Risk Retention Agreement, it will be exposed to claims by the other parties thereto, including for any losses incurred as a result of such breach, which could be significant and exceed the value of the Fund’s investments. Direct investments in mortgages and other types of collateral are subject to risks similar (and in some cases to a greater degree) to those described above.
Privately-Issued Mortgage-Related Securities Risk
There are no direct or indirect government or agency guarantees of payments in pools created by non-governmental issuers. Non-governmental or private-label asset-backed securities are not guaranteed, directly or indirectly, by any government, government agency or instrumentality. Privately-issued mortgage-related securities are also not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee.
Privately-issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.
Additionally, privately-issued mortgage-related securities, such as privately-held or non-traded REITs, may bear higher fees than publicly-traded REITs. Privately-held REITs generally are exempt from registration under the Securities Act and, as such, are not subject to the same disclosure requirements as REITs registered under the Securities Act, which may make privately-held REITs more difficult to evaluate from an investment perspective.
Subprime Risk
Loans, and debt instruments collateralized by loans (including Alt Lending ABS), acquired by the Fund may be subprime in quality, or may become subprime in quality. Although there is no specific legal or market definition of “subprime,” subprime loans are generally understood to refer to loans made to borrowers that display poor credit histories and other characteristics that correlate with a higher default risk. Accordingly, subprime loans, and debt instruments secured by such loans (including Alt Lending ABS), have speculative characteristics and are subject to heightened risks, including the risk of nonpayment of interest or repayment of principal, and the risks associated with investments in high yield securities. In addition, these instruments could be subject to increased regulatory scrutiny. The Fund is not restricted by any particular borrower credit risk criteria and/or qualifications when acquiring loans or debt instruments collateralized by loans.
Municipal Bond Risk
Investing in the municipal bond market involves the risks of investing in debt securities generally and certain other risks. The amount of public information available about the municipal bonds in which the Fund may invest is generally less than that for corporate equities or bonds, and the investment performance of the Fund’s investment in municipal bonds may therefore be more dependent on the analytical abilities of PIMCO than its investments in taxable bonds. The secondary market for municipal bonds, particularly below investment grade bonds in which

81  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

the Fund may invest, also tends to be less well developed or liquid than many other securities markets, which may adversely affect the Fund’s ability to sell municipal bonds at attractive prices or value municipal bonds.
The ability of municipal issuers to make timely payments of interest and principal may be diminished during general economic downturns, by litigation, legislation or political events, or by the bankruptcy of the issuer. Budgetary constraints of local, state, and federal governments upon which the issuers may be relying for funding may also impact
Municipal Bonds. Laws, referenda, ordinances or regulations enacted in the future by Congress or state legislatures or the applicable governmental entity could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipal issuers to levy taxes. Issuers of municipal securities also might seek protection under the bankruptcy laws. In the event of bankruptcy of such an issuer, the Fund could experience delays in collecting principal and interest and the Fund may not, in all circumstances, be able to collect all principal and interest to which it is entitled. To enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses.
The differences in priorities
,
perspectives
and economic
interests of bondholders and
taxpayers or users of facilities financed by
municipal bonds
may affect the remedies available to the Fund
in the
event of a default
.
Adverse economic, business, legal or political developments might affect all or a substantial portion of the Fund's municipal bonds in the same manner. The Fund will be particularly subject to these risks to the extent that it focuses its investments in municipal bonds in a particular state or geographic region. Municipal securities may also have exposure to potential risks resulting from climate change and environmental events, including extreme weather, flooding, fires and other natural disasters. Climate risks, if materialized, can adversely impact a municipal issuer’s financial plans in current or future years or may impair a funding source for municipal issuer’s revenue bonds. As a result, the impact of climate risks could adversely impact the value of the Fund’s municipal securities investments.
The Fund may invest in trust certificates issued in tender option bond programs. In these programs, a trust typically issues two classes of certificates and uses the proceeds to purchase municipal securities having relatively long maturities and bearing interest at a fixed interest rate substantially higher than prevailing short-term tax-exempt rates.
There is a risk that the Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax.
Certain tender option bonds may be less liquid or may become less liquid as a result of, among other things, a credit rating downgrade, a payment default or a disqualification from tax-exempt status. The Fund’s investment in the securities issued by a tender option bond trust may involve greater risk and volatility than an investment in a fixed rate bond, and the value of such securities may decrease significantly when market interest rates increase. Tender option bond trusts could be terminated due to market, credit or other events beyond the Fund’s control, which could require the Fund to dispose of portfolio investments at inopportune times and prices. The Fund may use a tender option bond program as a way of achieving leverage in its portfolio, in which case the Fund will be subject to leverage risk. The use of tender option bonds will impact the Fund's duration and cause the Fund to be subject to increased duration and interest rate risk.
The Fund may invest in revenue bonds, which are typically issued to fund a wide variety of capital projects including electric, gas, water and sewer systems; highways, bridges and tunnels; port and airport facilities;
colleges and universities; and hospitals. Because the principal security for a revenue bond is generally the net revenues derived from a particular facility or group of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source or annual revenues, there is no guarantee that the particular project will generate enough revenue to pay its obligations, in which case the Fund’s performance may be adversely affected.
The Fund may invest in participations in lease obligations or installment purchase contract obligations of municipal authorities or entities.
Although a municipal lease obligation does not constitute a general obligation of the municipality for which the municipality's taxing power is pledged, a municipal lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the municipal lease obligation. However, certain municipal lease obligations contain “non-appropriation” clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a
“non-appropriation” lease, the Fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and the disposition or re-leasing of the property might prove difficult.
Municipal securities are also subject to interest rate, credit, and liquidity risk.
The tax-exempt status of municipal securities is subject to
legislative risk. Congress or state legislatures could enact laws that eliminate or reduce the tax-exempt status of interest payments on some or all municipal securities, which could adversely affect the Fund and its shareholders.
Interest Rate Risk
.
The value of municipal securities, similar to
other fixed income securities, will likely drop as interest rates rise in the general market. Conversely, when rates decline, bond prices generally rise.
Credit Risk
.
The risk that a borrower may be unable to make
interest or principal payments when they are due. Funds that invest in municipal securities rely on the ability of the issuer to service its debt.
This subjects the Fund to credit risk in that the municipal issuer may be fiscally unstable or exposed to large liabilities that could impair its ability to honor its financial obligations. Municipal issuers with significant debt service requirements, in the near-to mid-term;
unrated issuers and those with less capital and liquidity to absorb

October
30
,
2026
|
Prospectus

82

PIMCO Flexible Credit Income Fund

additional expenses may be most at risk. To the extent the Fund invests in lower quality or high yield municipal securities, it may be more sensitive to the adverse credit events in the municipal market.
The treatment of municipalities in bankruptcy is more uncertain, and potentially more adverse to debt holders, than for corporate issues.
Liquidity Risk
.
The risk that investors may have difficulty finding a
buyer when they seek to sell, and therefore, may be forced to sell at a discount to the market value. Liquidity may sometimes be impaired in the municipal market and because the Fund primarily invests in municipal securities, it may find it difficult to purchase or sell such securities at opportune times. The municipal securities market can be susceptible to increases in volatility and decreases in liquidity.
Liquidity can decline unpredictably in response to a variety of factors, including overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity also may be caused by a rise in interest rates (or the expectation of a rise in interest rates). Liquidity can be impaired due to interest rate concerns, credit events, or general supply and demand imbalances. Depending on the particular issuer and current economic conditions, municipal securities could be deemed more volatile investments.
In addition to general municipal market risks, different municipal sectors may face different risks. For instance, general obligation bonds are secured by the full faith, credit, and taxing power of the municipality issuing the obligation. As such, timely payment depends on the municipality's ability to raise tax revenue and maintain a fiscally sound budget. The timely payments may also be influenced by any unfunded pension liabilities or other post-employee benefit plan liabilities.
Revenue bonds are secured by special tax revenues or other revenue sources. If the specified revenues do not materialize, then the bonds may not be repaid.
Private activity bonds are yet another type of municipal security.
Municipalities use private activity bonds to finance the development of industrial facilities for use by private enterprise. Principal and interest payments are to be made by the private enterprise benefiting from the development, which means that the holder of the bond is exposed to the risk that the private issuer may default on the bond.
Moral obligation bonds are usually issued by special purpose public entities. If the public entity defaults, repayment becomes a “moral obligation” instead of a legal one. The lack of a legally enforceable right to payment in the event of default poses a special risk for a holder of the bond because it has little or no ability to seek recourse in the event of default.
In addition, a significant restructuring of federal income tax rates or even serious discussion on the topic in Congress could cause municipal bond prices to fall. The demand for municipal securities is strongly influenced by the value of tax-exempt income to investors relative to taxable income. Lower income tax rates potentially reduce the advantage of owning municipal securities.
Similarly, changes to state or federal regulation tied to a specific sector, such as the hospital sector, could have an impact on the revenue stream for a given subset of the market.
Municipal n
ot
es are similar to general municipal debt obligations, but
they generally possess shorter terms. Municipal notes can be used to provide interim financing and may not be repaid if anticipated revenues are not realized.
High Yield Securities Risk
To the extent that the Fund invests in high yield securities and unrated securities of similar credit quality (commonly known as ”high yield securities“ or ”junk bonds“), the Fund may be subject to greater levels of market risk, credit risk, call risk and liquidity risk than funds that do not invest in such securities, which could have a negative effect on the NAV and market price of the Fund's Common Shares or Common Share dividends. High yield securities involve the risk of substantial or total loss of principal, and their values may be more volatile than other types of securities. High yield securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly leveraged or indebted than other companies, or are financially distressed, and therefore they typically have more difficulty making scheduled payments of principal and interest than issuers of higher rated investments. These securities are considered predominantly speculative by ratings agencies with respect to an issuer's continuing ability to make principal and interest payments, and their value may be more volatile than other types of securities and may result in substantial or total loss of income and principal. An economic downturn or individual issuer developments could adversely affect the market for these securities and reduce the Fund's ability to sell these securities at an advantageous time or price. An economic downturn could also lead to a higher non-payment rate and, a high yield security may lose significant market value before a default occurs. The Fund may purchase distressed securities that are in default or the issuers of which are in bankruptcy, which involve heightened risks.
High yield securities structured as zero-coupon bonds or pay-in-kind securities tend to be especially volatile as they are particularly sensitive to downward pricing pressures from rising interest rates or widening spreads and may require the Fund to make taxable distributions of imputed income without receiving the actual cash currency. Issuers of high yield securities may have the right to ”call“ or redeem the issue prior to maturity, which may result in the Fund having to reinvest the proceeds in other high yield securities or similar instruments that may pay lower interest rates. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in high yield securities. Consequently, transactions in high yield securities may involve greater costs than transactions in more actively traded securities. A lack of publicly available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make high yield debt more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for these securities and/or may result in the Fund not receiving the proceeds from a sale of a high yield security for an extended period after such sale, each of which could result in losses to the Fund. Because of the risks involved in investing in high yield securities, an investment in the Fund should be considered speculative.

83  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

In general, lower rated debt securities carry a greater degree of risk that the issuer will lose its ability to make interest and principal payments, which could have a negative effect on the Fund. Securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal and are commonly referred to as ”high yield“ securities or ”junk bonds.“ High yield securities involve a greater risk of default and their prices are generally more volatile and sensitive to actual or perceived negative developments. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. The Fund may purchase stressed or distressed securities that are in default or the issuers of which are in bankruptcy, which involve heightened risks. An economic downturn could severely affect the ability of issuers
(particularly those that are highly leveraged) to service or repay their debt obligations. Lower-rated securities are generally less liquid than higher-rated securities, which may have an adverse effect on the Fund's ability to dispose of them.
High yield securities are particularly sensitive
to adverse economic, market, industry or issuer-specific developments, which may result in an increased incidence of default.
For example,
under adverse market or economic conditions, the secondary market for below investment grade securities could contract further, independent of any specific adverse changes in the condition of a particular issuer, and certain securities in the Fund's portfolio may become illiquid or less liquid. As a result, the Fund could find it more difficult to sell these securities or may be able to sell these securities only at prices lower than if such securities were widely traded.
In the event of default, the
Fund may incur additional expenses to seek recovery or to negotiate new terms with a defaulting issuer.
To the extent the Fund focuses on
below investment grade debt obligations, PIMCO's capabilities in analyzing credit quality and associated risks will be particularly important, and there can be no assurance that PIMCO will be successful in this regard. Due to the risks involved in investing in high yield securities, an investment in the Fund should be considered speculative.
The Fund's credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency or PIMCO downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security, PIMCO may consider factors including, but not limited to, PIMCO's assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. Analysis of creditworthiness may be more complex for issuers of high yield securities than for issuers of higher quality debt securities.
Distressed and Defaulted Securities Risk
Investments in the securities of financially distressed issuers involve substantial risks, including the risk of default. Distressed securities generally trade significantly below ”par“ or full value because investments in such securities and debt of distressed issuers or issuers in default are considered speculative and involve substantial risks in addition to the risks of investing in high-yield bonds. Such investments may be in default at the time of investment. In addition, these securities may fluctuate more in price, and are typically less liquid. The Fund also will be subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially distressed issuers will eventually be satisfied. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. In any such proceeding relating to a defaulted obligation, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Moreover, any securities received by the Fund upon completion of a workout or bankruptcy proceeding may be less liquid, speculative or restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of
reorganization with respect to the securities of a distressed issuer, the
Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.
Also among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. PIMCO’s judgments about the credit quality of a financially distressed issuer and the relative value of its securities may prove to be wrong.
Senior Debt Risk
The Fund will be subject to greater levels of credit risk than funds that do not invest in below investment grade senior debt. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in senior debt. Restrictions on transfers in loan agreements, a lack of publicly available information and other factors may, in certain instances, make senior debt more difficult to sell at an advantageous time or price than other types of securities or instruments. Additionally, if the issuer of senior debt prepays, the Fund will have to consider reinvesting the proceeds in other senior debt or similar instruments that may pay lower interest rates.
Loans and Other Indebtedness; Loan Acquisitions, Participations and Assignments Risk
Loan interests may take the form of (i) direct interests acquired during a primary distribution or other purchase of a loan, (ii) loans originated by the Fund or (iii) assignments of, novations of or participations in all or a portion of a loan acquired in secondary markets. In addition to credit risk and interest rate risk, the Fund's exposure to loan interests may be subject to additional risks. For example, purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the value of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and yield could be adversely affected. Loans that are

October
30
,
2026
|
Prospectus

84

PIMCO Flexible Credit Income Fund

fully secured may offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal if the Fund is able to access and monetize the collateral. However, the collateral underlying a loan, if any, may be unavailable or insufficient to satisfy a borrower
’
s obligation. If the Fund becomes owner, whole or in
part, of any collateral after a loan is foreclosed, the Fund may incur costs associated with owning and/or monetizing its ownership of the collateral.
During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, or changing interest rates (notably increases), delinquencies and losses generally increase, sometimes dramatically, with respect to obligations under such loans. An economic downturn or individual corporate developments could adversely affect the market for these instruments and reduce the Fund’s ability to sell these instruments at an advantageous time or price. An economic downturn could also lead to a higher non-payment rate and, a loan may lose significant market value before a default occurs.
Investments in loans through a purchase of a loan, loan origination or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral.
Moreover, the purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement with the same rights and obligations as the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. The Fund may also invest in loans that are not secured by collateral which typically present greater risks than collateralized loans.
The Fund may obtain exposure to loans made to private investment vehicles, including private funds that are not registered under the 1940
Act. Such loans may be for various purposes, including but not limited to, subscription line or “sub-line” credit facilities secured by the uncalled capital commitments of such private investment vehicles' investors.
Although such capital commitments are typically subject to legally binding agreements, there can be no assurance that the investors will meet their funding obligations when called. As a result, the Fund may be subject to the risk of delay or default in repayment of the loan, which could negatively impact the Fund's performance. Additionally, the Fund may face liquidity risks if the private investment vehicle is unable to draw on capital commitments in a timely manner.
In connection with purchasing loan participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the loan participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.
A bankruptcy
court may restructure the payment obligations under the loan so as to reduce the amount to which the Fund would be entitled or extended the time for payment. A court could subordinate the Fund's rights to the rights of other creditors of the borrower under applicable law. Various laws enacted for the protection of borrowers may apply to loans, and a bankruptcy proceeding against a borrower could delay or limit the ability of the Fund to collect principal and interest payments on such loans.
Certain loan participations may be structured in a manner
designed to prevent purchasers of participations from being subject to the credit risk of the lender, but even under such a structure, in the event of the lender’s insolvency, the lender’s servicing of the participation may be delayed and the assignability of the participation impaired.
The Fund may have difficulty disposing of loans and loan participations.
Because there may not be a liquid market for many such investments, the Fund anticipates that such investments could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such investments and the Fund
’
s ability to dispose of particular loans and loan
participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund
’
s portfolio.
Investments in loans may include participations in bridge loans, which are loans taken out by borrowers for a short period (typically less than one year) pending arrangement of more permanent financing through, for example, the issuance of bonds, frequently high yield bonds issued for the purpose of acquisitions.
Investments in loans may include
acquisitions
of, or participation in,
delayed draw and delayed funding loans and revolving credit facilities.
These commitments may have the effect of requiring the Fund to increase its investment in a borrower at a time when it might not otherwise decide to do so (including at a time when the company
’
s
financial condition makes it unlikely that such amounts will be repaid).
Delayed draw and delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. Further, the Fund may need to hold liquid assets in order to provide funding for these types of commitments, meaning the Fund may not be able to invest in other attractive investments, or the Fund may need to liquidate existing assets in order to provide such funding.
More generally, sales of the Fund's
portfolio holdings may result in short-term capital gains (which are generally taxed to shareholders at ordinary income tax rates when distributed net of short-term capital losses and net of long-term capital losses), potentially subjecting shareholders of the Fund to adverse tax consequences.

85  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

The Fund may invest in debtor-in-possession financings (commonly known as “DIP financings”). DIP financings are arranged when an entity seeks the protections of the bankruptcy court under Chapter 11 of the
U.S. Bankruptcy Code. These financings allow the entity to continue its business operations while reorganizing under Chapter 11. Such financings constitute senior liens on an unencumbered security (i.e., a security not subject to other creditors' claims). There is a risk that the entity will not emerge from Chapter 11 and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of a liquidation, the Fund's only recourse will be against the property securing the DIP financing.
The Fund may invest in loans used to finance the cost of construction, acquisition, development, and/ or rehabilitation of a property including, but not limited to, development of single-family for-sale homes, multi-family rentals and/or commercial facilities. Such construction lending may expose the Fund to increased risk of non-payment and loss because the loan is not backed by a finished project. Such risk may depend on the nature of the construction and the relevant counterparty or counterparties, which may include, but not be limited to, homebuilders, private developers and/or entities with limited capital.
Repayment of these types of loans may depend on the borrower’s ability to secure permanent “take-out” financing, which requires the successful completion of the project, or operation of the property with an income stream sufficient to meet operating and loan expenses. In addition, these types of loans are subject to the risk of errors in estimations of the property’s value at completion of construction and the estimated cost of construction, as well as the risk that the projects may not be completed and have limited liquidity.
To the extent the Fund invests in loans,
including, but not limited to,
bank loans, non-syndicated loans, the residual or equity tranches of mortgage-related and other asset-backed securities, which may be referred to as subordinate mortgage-backed or asset-backed securities and interest-only mortgage-backed or asset-backed securities, and other investments,
or originates loans,
the Fund may be subject to greater
levels of credit risk, call risk, settlement risk, risk of subordination to other creditors, insufficient or lack of protection under federal securities laws and liquidity risk. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments and may be more volatile than other types of securities. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith.
Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”).
Restrictions on transfers in loan agreements, a lack of publicly available information, irregular trading activity and wide bid/ask spreads, among other factors, may, in certain circumstances, make loans more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to the Fund. Some loans may have extended trade settlement periods, including settlement periods of greater than seven days, which may result in cash not being
immediately available to the Fund. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Because of such risks involved in investing in loans, an investment in the Fund should be considered speculative.
The Fund’s investments in subordinated and unsecured loans generally are subject to similar risks as those associated with investments in secured loans. Subordinated or unsecured loans are lower in priority of payment to secured loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated and unsecured loans generally have greater price volatility than secured loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in subordinated or unsecured loans, which would create greater credit risk exposure for the holders of such loans. Subordinate and unsecured loans share the same risks as other below investment grade securities.
There may be less readily available information about most loans and the underlying borrowers than is the case for many other types of securities. Loans may be issued by borrowers that are not subject to SEC reporting requirements and therefore may not be required to file reports with the SEC or may file reports that are not required to comply with
SEC form requirements. In addition, such borrowers may be subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. Loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Because there is limited public information available regarding loan investments, the
Fund is particularly dependent on the analytical abilities of the Fund’s
Investment Manager
.
Economic exposure to loan interests through the use of derivative transactions may involve greater risks than if the Fund had invested in the loan interest directly during a primary distribution, through direct originations or through assignments of, novations of or participations in a loan acquired in secondary markets since, in addition to the risks described above, certain derivative transactions may be subject to leverage risk and greater illiquidity risk, counterparty risk, valuation risk and other risks.

October
30
,
2026
|
Prospectus

86

PIMCO Flexible Credit Income Fund

Loan Origination Risk
The Fund may originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including foreign (non-U.S.) and emerging market entities and individuals. Loans may carry significant credit risks (for example, a borrower may not have a credit rating or score or may have a rating or score that indicates significant credit risk). This may include loans to public or private firms or individuals, such as in connection with housing development projects. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund's investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments having high exposure to certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Common Shareholders.
Bridge loans are generally made with the expectation that the borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk. A borrower's use of bridge loans also involves the risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower's perceived creditworthiness.
Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies' financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its holdings.
Foreign Loan Originations Risk
The Fund may originate loans to foreign entities and individuals, including foreign (non-U.S.) and emerging market entities and individuals. Such loans may involve risks not ordinarily associated with exposure to loans to United States entities and individuals. The foreign lending industry may be subject to less governmental supervision and regulation than exists in the United States; conversely, foreign regulatory regimes applicable to the lending industry may be more complex and more restrictive than those in the United States, resulting in higher costs associated with such investments, and such regulatory regimes may be subject to interpretation or change without prior notice to investors, such as the Fund. Foreign lending may not be subject to accounting, auditing, and financial reporting standards and practices comparable to those in the United States. Due to differences in legal systems, there may be difficulty in obtaining or enforcing a court judgment outside the United States. In addition, to the extent that investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. The Fund’s loans to foreign entities and individuals may be subject to risks of increased transaction costs, potential delays in settlement or unfavorable differences between the U.S. economy and foreign economies.
The Fund’s exposure to loans to foreign entities and individuals may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. In addition, fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of the Fund’s exposure to loans to foreign entities and individuals. The Fund is unlikely to be able to pass through to its shareholders foreign income tax credits in respect of any foreign income taxes it pays.
Privacy and Data Security Risk
The Gramm-Leach-Bliley Act (“GLBA”) and other laws limit the disclosure of certain non-public personal information about a consumer to non-affiliated third parties and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with both affiliates and non-affiliated third parties. Many states and a number of non-U.S. jurisdictions have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission and SEC implement the GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these

87  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

GLBA and other requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’
personal information securely and dispose of it properly.
The Fund generally does not intend to obtain or hold borrowers’
non-public personal information, and the Fund has implemented procedures reasonably designed to prevent the disclosure of borrowers’
non-public personal information to the Fund. However, service providers to the Fund or its
Subsidiaries
, including their custodians and the
platforms acting as loan servicers for the Fund or its
Subsidiaries
, may
obtain, hold or process such information. The Fund
and entities that
interact with the Fund, including service providers, custodians and platforms are susceptible to operational, information security and related cybersecurity risks. The Fund
cannot guarantee the security of
non-public personal information in the possession of such a service provider and cannot guarantee that service providers have been and will continue to comply with the GLBA, other data security and privacy laws and any other related regulatory requirements. Violations of the GLBA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. The Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.
Platform Risk
The Alt Lending ABS in which the Fund may invest are typically not listed on any securities exchange and not registered under the Securities Act. In addition, the Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or non-existent secondary market. Accordingly, the Fund currently expects that certain of the investments it may make in Alt Lending ABS will face heightened levels of liquidity risk. Although currently there is generally no reliable, active secondary market for certain Alt Lending ABS, a secondary market for these Alt Lending ABS may develop.
If the Fund purchases Alt Lending ABS on an alternative lending platform, the Fund will have the right to receive principal and interest payments due on loans underlying the Alt Lending ABS only if the platform servicing the loans receives the borrower’s payments on such loans and passes such payments through to the Fund. If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding principal or interest due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated, the loan may be unsecured or under-collateralized and/or it may be impracticable to commence a legal proceeding against the defaulting borrower.
The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding underlying loans. Although PIMCO may conduct diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans underlying the Alt Lending ABS owned by the Fund, which the Fund observes directly as payments are received. With respect to Alt Lending ABS that the Fund purchases in the secondary market
(i.e., not directly from an alternative lending platform), the Fund may not perform the same level of diligence on such platform or at all. The Fund may not review the particular characteristics of the loans collateralizing an Alt Lending ABS, but rather negotiate in advance with platforms the general criteria of the underlying loans. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.
The Fund relies on the borrower’s credit information, which is provided by the platforms. However, such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan. The platforms’ credit decisions and scoring models may be based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the
Fund’s performance.
In addition, the underlying loans, in some cases, may be affected by the success of the platforms through which they are facilitated. Therefore, disruptions in the businesses of such platforms may also negatively impact the value of the Fund’s investments. In addition, disruption in the business of a platform could limit or eliminate the ability of the Fund to invest in loans originated by that platform, and therefore the Fund could lose some or all of the benefit of its diligence effort with respect to that platform.
Platforms are for-profit businesses that, as a general matter, generate revenue by collecting fees on funded loans from borrowers and by assessing a loan servicing fee on investors, which may be a fixed annual amount or a percentage of the loan or amounts collected. This business could be disrupted in multiple ways; for example, a platform could file for bankruptcy or a platform might suffer reputational harm from negative publicity about the platform or alternative lending more generally and the loss of investor confidence in the event that a loan facilitated through the platform is not repaid and the investor loses money on its investment. Many platforms and/or their affiliates have incurred operating losses since their inception and may continue to incur net losses in the future, particularly as their businesses grow and they incur additional operating expenses.
Platforms may also be forced to defend legal action taken by regulators or governmental bodies. Alternative lending is a newer industry operating in an evolving legal environment. Platforms may be subject to risk of litigation alleging violations of law and/or regulations, including, for example, consumer protection laws, whether in the U.S. or in foreign jurisdictions. Platforms may be unsuccessful in defending against such lawsuits or other actions and, in addition to the costs incurred in fighting any such actions, platforms may be required to pay money in

October
30
,
2026
|
Prospectus

88

PIMCO Flexible Credit Income Fund

connection with the judgments, settlements or fines or may be forced to modify the terms of its borrower loans, which could cause the platform to realize a loss or receive a lower return on a loan than originally anticipated. Platforms may also be parties to litigation or other legal action in an attempt to protect or enforce their rights or those of affiliates, including intellectual property rights, and may incur similar costs in connection with any such efforts.
The Fund’s investments in Alt Lending ABS may expose the Fund to the credit risk of the issuer. Generally, such instruments are unsecured obligations of the issuer; an issuer that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its obligations to the Fund, even if the payments on the underlying loan or loans continue to be made timely and in full. In addition, when the Fund owns Alt Lending ABS, the Fund and its custodian generally do not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans.
Therefore, the Fund is more dependent on the platform for servicing than if the Fund had owned whole loans through the platform. Where such interests are secured, the Fund relies on the platform to perfect the
Fund’s security interest. In addition, there may be a delay between the time the Fund commits to purchase an instrument issued by a platform, its affiliate or a special purpose entity sponsored by the platform or its affiliate and the issuance of such instrument and, during such delay, the funds committed to such an investment will not earn interest on the investment nor will they be available for investment in other alternative lending-related instruments, which will reduce the effective rate of return on the investment. The Fund’s investments in Alt Lending ABS may be illiquid.
Liquidity Risk
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act, the Fund may invest without limitation in illiquid investments. Liquidity risk exists when particular investments are difficult to purchase or sell. Illiquid investments are investments that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid investments may become harder to value, especially in changing markets. The Fund's investments in illiquid investments may reduce the returns of the Fund because it may be unable to sell the illiquid investments at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking advantage of other investment opportunities. Illiquidity can be caused by, among other things, a drop in overall market trading volume, an inability to find a willing buyer, or legal restrictions on the securities’ resale, capital controls, delays or limits on repatriation of local currency, or insolvency of local governments. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer, such as during
changes in
interest rates,
elevated
volatility,
market or geopolitical disruptions
, economic uncertainty or
public health crises
. There can be no assurance that an investment that
is deemed to be liquid when purchased will continue to be liquid while it is held by a fund and/or when a fund wishes to dispose of it. Bond markets have consistently grown over
time
while the capacity for
traditional dealer counterparties to engage in fixed income trading has not kept pace
with the growth of bond markets and may remain
constrained
. As a result, dealer inventories of corporate bonds, which
provide a core indication of the ability of financial intermediaries to
“
make markets,
”
remain limited relative to the size of the market
.
Because market makers seek to provide stability to a market through their intermediary services, the significant reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the fixed income markets
,
especially
during periods of economic
uncertainty
or market stress
.
In such cases, the Fund, due to
the difficulty in purchasing and selling
such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that the Fund's principal investment strategies involve securities of companies with smaller market capitalizations, foreign (non-U.S.) securities, Rule 144A securities, illiquid sectors of fixed income securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk.
Further, fixed income securities with longer durations until maturity face heightened levels of liquidity risk as compared to fixed income securities with shorter durations until maturity. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund's operations require cash (such as in connection with repurchase offers)
and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.
To the extent the Fund invests in Alt Lending ABS, the Alt Lending ABS in which the Fund invests are typically not listed on any securities exchange and not registered under the Securities Act. In addition, the
Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or non-existent secondary market. Accordingly, the Fund currently expects that certain of its investments in Alt Lending ABS will face heightened levels of liquidity risk. Although currently there is generally no active reliable, secondary market for certain Alt Lending ABS, a secondary market for these alternative lending-related instruments may develop.
Liquidity risk also refers to the risk that the Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out derivatives or meet the liquidity demands that derivatives can create to make payments of margin, collateral, or settlement payments to counterparties. The Fund may have to sell a security at a disadvantageous time or price to meet such obligations.

89  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

The action(s) of governments and regulators may have the effect of reducing market liquidity, market resiliency and money supply.
“Covenant-Lite” Obligations Risk
Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. Covenant-lite loans carry a risk that the borrower could transfer or encumber its assets, which could reduce the amount of assets that can be used to satisfy debts and result in losses for debtholders. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
Reinvestment Risk
Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the Investment Manager believes the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels and the market price, NAV and/or overall return of the Common Shares.
Call Risk
Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality), and changes in the rate at which prepayments or redemptions occur can affect the return on investment of these securities. If an issuer calls a security in which the Fund has invested, the Fund may not recoup the full amount of its initial investment or may not realize the full anticipated earnings from the investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.
Foreign (Non-U.S.) Investment Risk
Foreign (non-U.S.) securities may experience more rapid and extreme changes in value than securities of U.S. issuers or securities that trade exclusively in U.S. markets. The securities markets of many foreign (non-U.S.) countries are relatively small or less developed, with a limited number of companies representing a small number of industries.
Additionally, issuers of foreign (non-U.S.) securities are usually not subject to the same degree of regulation as U.S. issuers. Financial reporting, legal, corporate governance, accounting, auditing and custody standards of foreign countries differ, in some cases significantly, from
U.S. standards. Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. Foreign (non-U.S.) market trading hours, clearance and settlement procedures, and holiday schedules may limit the Fund's ability to buy and sell securities. Investments in foreign
(non-U.S.) markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. The governments of certain countries may prohibit or impose substantial restrictions on foreign (non-U.S.) investing in their capital markets or in certain sectors or industries
, which can decrease
the investment opportunities for the Fund subject to such limits
. In
addition,
restrictions may be imposed after the Fund has invested in a jurisdiction and potentially force the Fund to block the investment, to block or reject payments due in connection with the investment, to be unable to divest or transfer an asset or to dispose of an investment at an inopportune time or price. Furthermore, repatriation of investment income,
capital and the proceeds of sales by foreign investors may
require governmental registration and/or approval in some countries. In addition, a foreign
(non-U.S.) government may limit or cause delay in
the convertibility or repatriation of its currency which would adversely affect the U.S. dollar value and/or liquidity of investments denominated in that currency. Certain foreign (non-U.S.) investments may become less liquid in response to market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil
and may render holdings in that
foreign (non-U
.
S.)
country illiquid or even worthless.
A reduction in
trading in securities of issuers located in countries whose economies are heavily dependent upon trading with key partners may have an adverse impact on the Fund's investments.
Also, nationalization, expropriation or confiscatory taxation, unstable governments, decreased market liquidity, currency blockage, market disruptions, political changes, security suspensions
,
diplomatic
developments, trade restrictions (including tariffs) or the imposition of sanctions or other similar measures could adversely affect the Fund’s investments in a foreign (non-U.S.) country and may render holdings in that foreign (non-U.S.) country illiquid or even worthless. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in foreign (non-U.S.) securities. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is difficult to ascertain. These types of measures may include, but are not limited to, banning a sanctioned country or certain persons or entities associated with such country from global payment systems that facilitate cross-border payments, restricting securities transactions, restricting dealings with entities that are critical to the infrastructure of securities and related transactions in specific

October
30
,
2026
|
Prospectus

90

PIMCO Flexible Credit Income Fund

jurisdictions, restricting transactions in specified sectors of certain countries, and freezing the assets of particular countries, entities or persons. The imposition of sanctions and other similar measures could impact the Fund’s portfolio holdings by
, among other things,
reducing
their
value and/or liquidity
or causing a
downgrade
in
credit ratings
.
In
addition,
these measures could result in
, currency devaluation or
volatility, and increased market volatility and
/or economic
disruption in
the securities or sanctioned country and throughout the world.
Sanctions and other similar measures could directly or indirectly limit or prevent the Fund from buying and selling securities, receiving interest or principal payments due on the securities, significantly delay or prevent the settlement of
securities transactions, and adversely impact the
Fund's liquidity and performance and/or prevent the liquidation
,
closure
or other activities
of a
portfolio
holding sanctioned securities.
The
U.S.
government may renegotiate some of its global trade relationships with foreign governments and may impose or threaten to impose significant tariffs. The imposition of tariffs, trade restrictions, currency restrictions or similar actions (or retaliatory measures taken in response to such actions) could contribute to volatility or overall declines in the
U.S.
and global investment markets.
Adverse conditions in a certain
region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region or in securities denominated in a particular foreign (non-U.S.) currency, the
Fund will generally have more exposure to regional economic risks, including weather emergencies and natural disasters, associated with foreign (non-U.S.) investments. Additionally, events and evolving conditions in certain markets or regions may alter the risk profile of investments tied to those markets or regions. This may cause investments tied to such markets or regions to become riskier or more volatile, even when investments in such markets or regions were perceived as comparatively stable historically. Foreign (non-U.S.)
securities may also be less liquid (particularly during market closures due to local market holidays or other reasons) and more difficult to value than securities of U.S. issuers.
Many U.S. securities transitioned to a T+1 (trade date plus one day)
settlement cycle, while securities trading in non-U.S. markets typically operate on T+2 or longer settlement cycles. This settlement mismatch can create operational and liquidity risks for the Fund, including difficulties in funding U.S. settlements from proceeds of non-U.S. asset sales, increased foreign exchange transaction risk, and the potential for settlement failures or delays in cross-border transactions.
Investments in Russia.

The Fund may invest in securities and
instruments that are economically tied to Russia. Investments in Russia are subject to various risks such as, but not limited to political, economic, legal, market and currency risks. The risks include uncertain political and economic policies, short -term market volatility, poor accounting standards, corruption and crime, an inadequate regulatory system, regional armed conflict and unpredictable taxation. Investments in Russia are particularly subject to the risk that further economic sanctions, export and import controls, and other similar measures may be imposed by the United States and/or other countries. Other similar measures may include, but are not limited to, banning or expanding bans on Russia or certain persons or entities associated with Russia from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing Russian assets or those of particular countries, entities or persons with ties to Russia (e.g., Belarus). Such sanctions and other similar measures - which may impact companies in many sectors, including energy, financial services, technology, accounting, quantum computing, shipping, aviation, metals and mining, defense, architecture, engineering, construction, manufacturing and transportation, among others - and Russia's countermeasures may negatively impact the
Fund's performance and/or ability to achieve its investment objectives.
For example, certain investments may be prohibited and/or existing investments may become illiquid (e.g., in the event that transacting in certain existing investments is prohibited, securities markets close, or market participants cease transacting in certain investments in light of geopolitical events, sanctions or related considerations), which could render any such securities held by the Fund unmarketable for an indefinite period of time and/or cause the Fund to sell other portfolio holdings at a disadvantageous time or price or to continue to hold investments that the Fund no longer seeks to hold. In addition, such sanctions or other similar measures, and the Russian government's response, could result in a downgrade of Russia's credit rating or of securities of issuers located in or economically tied to Russia, devaluation of Russia's currency and/or increased volatility with respect to Russian securities and the ruble. Moreover, disruptions caused by
Russian military action or other actions (including cyberattacks, espionage or other asymmetric measures) or resulting actual or threatened responses to such activity may impact Russia's economy and
Russian and other issuers of securities in which the Fund is invested.
Such resulting actual or threatened responses may include, but are not limited to, purchasing and financing restrictions, withdrawal of financial intermediaries, boycotts or changes in consumer or purchaser preferences, sanctions, export and import controls, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians. Any actions by Russia made in response to such sanctions or retaliatory measures could further impair the value and liquidity of Fund investments. Sanctions and other similar measures have resulted in defaults on debt obligations by certain corporate issuers and the Russian Federation that could lead to cross-defaults or cross-accelerations on other obligations of these issuers. The Russian securities market is characterized by limited volume of trading, resulting in difficulty in obtaining accurate prices and trading. These issues can be magnified as a result of sanctions and other similar measures that may be imposed and the Russian government's response.
The Russian securities market, as compared to U.S. markets, has significant price volatility, less liquidity, a smaller market capitalization and a smaller number of traded securities. There may be little publicly available information about issuers. Settlement, clearing and registration of securities transactions are subject to risks. Prior to the implementation of the National Settlement Depository (”NSD“), a
recognized central securities depository, there was no central registration system for equity share registration in Russia, and registration was carried out by either the issuers themselves or by

91  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

registrars located throughout Russia. Title to Russian equities held through the NSD is now based on the records of the NSD and not the registrars. Although the implementation of the NSD has enhanced the efficiency and transparency of the Russian securities market, issues resulting in loss can still occur. In addition, sanctions by the European
Union against the NSD, as well as the potential for sanctions by other governments, could make it more difficult to conduct or confirm transactions involving Russian securities. Ownership of securities issued by Russian companies that are not held through depositories such as the NSD may be recorded by companies themselves and by registrars.
Moreover, changes in Russian laws and regulations could require the transfer of securities from the NSD to registrars or other parties outside of standard custodial arrangements
, which could lead to additional risks
and possible conflicts with U
.
S.
laws.
In such cases, the risk is increased
that the Fund could lose ownership rights through fraud, negligence or oversight. While applicable Russian regulations impose liability on registrars for losses resulting from their errors, it may be difficult for the
Fund to enforce any rights it may have against the registrar or issuer of the securities in the event of loss of share registration. In addition, issuers and registrars are still prominent in the validation and approval of documentation requirements for corporate action processing in
Russia. Because the documentation requirements and approval criteria vary between registrars and issuers, there remain unclear and inconsistent market standards in the Russian market with respect to the completion and submission of corporate action elections. In addition, sanctions or Russian countermeasures may prohibit or limit the Fund's ability to participate in corporate actions, and therefore require the Fund to forego voting on or receiving funds that would otherwise be beneficial to the Fund. To the extent that the Fund suffers a loss relating to title or corporate actions relating to its portfolio securities, it may be difficult for the Fund to enforce its rights or otherwise remedy the loss.
Russian securities laws may not recognize foreign nominee accounts held with a custodian bank, and therefore the custodian may be considered the ultimate owner of securities they hold for their clients.
Adverse currency exchange rates are a risk and there may be a lack of available currency hedging instruments. Investments in Russia may be subject to the risk of nationalization or expropriation of assets. Oil, natural gas, metals, minerals and timber account for a significant portion of Russia's exports, leaving the country vulnerable to swings in world prices and to sanctions or other actions that may be directed at the Russian economy as a whole or at Russian oil, natural gas, metals, minerals or timber industries.
Emerging Markets Risk
Foreign (non-U.S.) investment risk may be particularly high to the extent that the Fund invests in securities of issuers based in or doing business in emerging market countries or invests in securities denominated in the currencies of emerging market countries. Investing in securities of issuers based in or doing business in emerging markets entails all of the risks of investing in foreign securities noted above, but to a heightened degree.
Investments in emerging market countries pose a greater degree of systemic risk (i.e., the risk of a cascading collapse of multiple institutions within a country, and even multiple national economies). The inter-relatedness of economic and financial institutions within and among emerging market economies has deepened over the years, with the effect that institutional failures and/or economic difficulties that are of initially limited scope may spread throughout a country, a region or all or most emerging market countries. This may undermine any attempt by the Fund to reduce risk through geographic diversification of its portfolio.
There is a heightened possibility of imposition of withholding or other taxes on interest or dividend income or capital gains generated from emerging market securities. Governments of emerging market countries may engage in confiscatory taxation or expropriation of income and/or assets to raise revenues or to pursue a domestic political agenda. In the past, emerging market countries have nationalized assets, companies and even entire sectors, including the assets of foreign investors, with inadequate or no compensation to the prior owners. There can be no assurance that the Fund will not suffer a loss of any or all of its investments, or interest or dividends thereon, due to adverse fiscal or other policy changes in emerging market countries.
There is also a greater risk that an emerging market government may take action that impedes or prevents the Fund from taking income and/or capital gains earned in the local currency and converting into
U.S. dollars (i.e., “repatriating” local currency investments or profits).
Certain emerging market countries have sought to maintain foreign exchange reserves and/or address the economic volatility and dislocations caused by the large international capital flows by controlling or restricting the conversion of the local currency into other currencies. This risk tends to become more acute when economic conditions otherwise worsen. There can be no assurance that if the Fund earns income or capital gains in an emerging market currency or PIMCO otherwise seeks to withdraw the Fund’s investments from a given emerging market country, capital controls imposed by such country will not prevent, or cause significant expense, or delay in, doing so.
Bankruptcy law and creditor reorganization processes may differ substantially from those in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain emerging market countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain. In addition, it may be impossible to seek legal redress against an issuer that is a sovereign state.
Emerging market countries typically have less established regulatory, disclosure, legal, accounting, recordkeeping and financial reporting systems than those in more developed markets, which may increase the potential for market manipulation or reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments

October
30
,
2026
|
Prospectus

92

PIMCO Flexible Credit Income Fund

against issuers in emerging markets or for U.S. regulators to bring enforcement actions, or obtain information needed to pursue or enforce such judgments, against such issuers. In addition, foreign companies with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which may decrease the liquidity and value of the securities. The Fund may also be subject to emerging markets risk if it invests in derivatives or other securities or instruments whose value or return are related to the value or returns of emerging markets securities.
Other heightened risks associated with emerging markets investments include without limitation, (i) risks due to less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including sanctions and restrictions on investing in issuers or industries deemed sensitive to relevant national interests and requirements that government approval be obtained prior to investment by foreign persons; (iv) certain national policies that may restrict the Fund’s repatriation of investment income, capital or the proceeds of sales of securities, including temporary restrictions on foreign capital remittances; (v) the lack of uniform accounting and auditing standards and/or standards that may be significantly different from the standards required in the United States; (vi) less publicly available financial and other information regarding issuers; (vii)
potential difficulties in enforcing contractual obligations; and (viii)
higher rates of inflation, higher interest rates and other economic concerns. Countries with emerging securities markets may additionally experience problems with share registration, settlement and custody, which may result in losses to the Fund. The Fund may invest to a substantial extent in emerging market securities that are denominated in local currencies, subjecting the Fund to a greater degree of foreign currency risk. Also, investing in emerging market countries may entail purchases of securities of issuers that are insolvent, bankrupt or otherwise of questionable ability to satisfy their payment obligations as they become due, subjecting the Fund to a greater amount of credit risk and/or high yield risk. The economy of some emerging markets may be particularly exposed to or affected by a certain industry or sector, and therefore issuers and/or securities of such emerging markets may be more affected by the performance of such industries or sectors.
Currency Risk
Currency risk may be particularly high because the Fund may, at times or in general, have substantial exposure to emerging market currencies, and engage in foreign currency transactions that are economically tied to emerging market countries. These currency transactions may present market, credit, currency, liquidity, legal, political, headline, reputational and other risks different from, or greater than, the risks of investing in developed foreign (non-U.S.) currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries.
Investments denominated in foreign (non-U.S.) currencies or that trade in and receive revenues in, foreign (non-U.S.) currencies, derivatives or other instruments that provide exposure to foreign (non-U.S.)
currencies, are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.
Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest or inflation rates, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, the imposition of currency controls or other political developments in the United States or abroad.
As a result, the Fund’s investments in or exposure to foreign (non-U.S.)
currencies and/or foreign (non-U.S.) currency-denominated securities may reduce the returns of the Fund. Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries. These currency transactions may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign
(non-U.S.) currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries. Devaluation of a currency by a country's government or banking authority can
significantly impact the value of any investments denominated in that currency. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions made to Common Shareholders. There is no assurance that a hedging strategy, if used, will be successful. The Fund may also be adversely impacted by expenses incurred by converting between currencies to purchase and sell securities not valued in the U.S. dollar, as well as by currency restrictions, exchange control regulation, or governmental restrictions that limit or otherwise delay the Fund’s ability to convert currencies.
Moreover, currency hedging techniques may be unavailable with respect to emerging market currencies. As a result, the Fund’s investments in or exposure to foreign (non-U.S.) currencies and/or foreign (non-U.S.)
currency-denominated, and especially emerging market-currency denominated, securities may reduce the returns of the Fund.
The local emerging market currencies in which the Fund may be invested from time to time may experience substantially greater volatility against the U.S. dollar than the major convertible currencies of developed countries. Some of the local currencies in which the Fund may invest are neither freely convertible into one of the major currencies nor internationally traded. The local currencies may be convertible into other currencies only inside the relevant emerging market where the limited availability of such other currencies may tend to inflate their values relative to the local currency in question. Such internal exchange markets can therefore be said to be neither liquid nor competitive. In addition, many of the currencies of emerging market countries in which the Fund may invest have experienced steady devaluation relative to freely convertible currencies.

93  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Continuing uncertainty as to the status of the euro and the European
Monetary Union (“EMU”) has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s portfolio investments. If one or more EMU countries were to stop using the euro as its primary currency, the Fund’s investments in such countries may be redenominated into a different or newly adopted currency. As a result, the value of those investments could decline significantly and unpredictably. In addition, securities or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in euros. To the extent a currency used for redenomination purposes is not specified in respect of certain EMU-related investments, or should the euro cease to be used entirely, the currency in which such investments are denominated may be unclear, making such investments particularly difficult to value or dispose of. The Fund may incur additional expenses to the extent it is required to seek judicial or other clarification of the denomination or value of such securities.
There can be no assurance that if the Fund earns income or capital gains in a non-U.S. country or PIMCO otherwise seeks to withdraw the Fund’s investments from a given country, capital controls imposed by such country will not prevent, or cause significant expense in, doing so.
Real Estate Risk
To the extent that the Fund invests directly or indirectly in real estate investments, including investments in equity or debt securities issued by private and public REITs, real estate operating companies (“REOCs”), private or public real estate-related loans, real estate-linked derivative instruments and pooled investment vehicles (including registered investment companies and private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for an applicable exemption or exclusion) that invest in real estate investments, it will be subject to the risks associated with owning real estate and with the real estate industry generally. These investments carry increased risks, which include, but are not limited to: the burdens of ownership of real property; general and local economic conditions (such as an oversupply of space or a reduction in demand for space); fluctuations in the supply and demand for properties (including competition based on rental rates); energy and supply shortages; fluctuations in average occupancy and room rates; the attractiveness, type and location of the properties and changes in the relative popularity of commercial properties as an investment; the financial condition and resources of tenants, buyers and sellers of properties; increased mortgage defaults; the quality of maintenance, insurance and management services; changes in the availability of debt financing which may render the sale or refinancing of properties difficult or impracticable; changes in building, environmental and other laws and/or regulations (including those governing usage and improvements), fiscal policies and zoning laws; changes in real property tax rates; changes in interest rates and the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable; changes in operating costs and expenses; energy and supply shortages; uninsured losses or delays from casualties or condemnation; negative developments in the economy that depress travel or leasing activity; environmental liabilities; contingent liabilities on disposition of assets; uninsured or uninsurable casualties;
insurance
costs or the lack of availability of insurance coverage;
acts of God,
including earthquakes, hurricanes and other natural disasters; social unrest and civil disturbances, epidemics, pandemics or other public crises; terrorist attacks and war; risks and operating problems arising out of the presence of certain construction materials, structural or property level latent defects, work stoppages, shortages of labor, strikes, union relations and contracts, fluctuating prices and supply of labor and/or other labor-related factor; and other factors which are beyond the control of PIMCO and its affiliates. In addition, the Fund’s investments will be subject to various risks which could cause fluctuations in occupancy, rental rates, operating income and expenses or which could render the sale or financing of its properties difficult or unattractive. For example, following the termination or expiration of a tenant’s lease, there may be a period of time before receiving rental payments under a replacement lease. During that period, the Fund would continue to bear fixed expenses such as interest, real estate taxes, maintenance and other operating expenses. In addition, declining economic conditions may impair the ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants may require capital improvements to properties which would not have otherwise been planned.
Ultimately, to the extent it is not possible to renew leases or re-let space as leases expire, decreased cash flow from tenants will result, which could adversely impact the Fund’s operating results.
Real estate values have historically been cyclical. As the general economy grows, demand for real estate increases and occupancies and rents may increase. As occupancies and rents increase, property values increase, and new development occurs. As development may occur, occupancies, rents and property values may decline. Because leases are usually entered into for long periods and development activities often require extended times to complete, the real estate value cycle often lags the general business cycle. Because of this cycle, real estate companies may incur large swings in their profits and the prices of their securities. Developments following the onset of COVID-19 have adversely impacted certain commercial real estate markets, causing the deferral of mortgage payments, renegotiated commercial mortgage loans, commercial real estate vacancies or outright mortgage defaults.
These developments accelerated macro trends such as work from home and online shopping which have negatively impacted (and may continue to negatively impact) certain industries, such as brick-and-mortar retail.
The total returns available from investments in real es
tat
e generally
depend on the amount of income and capital appreciation generated by the related properties. The performance of real estate, and thereby the
Fund, will be reduced by any related expenses, such as expenses paid directly at the property level and other expenses that are capitalized or otherwise embedded into the cost basis of the real estate.

October
30
,
2026
|
Prospectus

94

PIMCO Flexible Credit Income Fund

Separately, certain service providers to the Fund and/or its Subsidiaries, as applicable, with respect to its real estate or real estate-related investments may be owned by, employed by, or otherwise related to,
PIMCO, Allianz SE, their affiliates and/or their respective employees, consultants and other personnel. PIMCO may, in its sole discretion, determine to provide, or engage or recommend an affiliate of PIMCO to provide, certain services to the Fund, instead of engaging or recommending one or more third parties to provide such services.
Subject to the governance requirements of a particular fund and applicable law, PIMCO or its affiliates, as applicable, will receive compensation in connection with the provision of such services. As a result, PIMCO faces a conflict of interest when selecting or recommending service providers for the Fund. Fees paid to an affiliated service provider will be determined in PIMCO's commercially reasonable discretion. Although PIMCO has adopted various policies and
procedures intended to mitigate or otherwise manage conflicts of interest with respect to affiliated service providers, there can be no guarantee that such policies and procedures (which may be modified or terminated at any time in PIMCO's sole discretion) will be successful.
The Fund’s investments in real estate (including indirectly through private funds treated as partnerships for U.S. federal income tax purposes) will potentially be limited by the Fund’s intention to qualify as a RIC and will potentially limit the Fund’s ability to so qualify. Income and gains from direct investments in real estate do not constitute qualifying income to a RIC for purposes of the 90% gross income test described below. If the Fund's income or gain from a particular investment were determined to constitute nonqualifying income, which in certain cases may be determined retroactively, and the Fund’s nonqualifying income from all sources were to exceed 10% of its gross income in any taxable year, or the Fund’s nonqualifying income in any taxable year otherwise exceeded 10% of its gross income, the Fund would fail to qualify as a RIC unless it were eligible to and did pay a tax at the Fund level. See “Tax Risk” below for additional details.
Investments in REITs Risk
REITs are pooled investment vehicles that own, and usually operate, income-producing real estate. Some REITs also finance real estate. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not typically taxed on the income distributed to shareholders.
REITs are sometimes informally characterized as: equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest the majority of their assets directly in real property. They derive their income primarily from rents received and any profits on the sale of their properties. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive most of their income from mortgage interest payments. As its name suggests, hybrid REITs combine characteristics of both equity REITs and mortgage REITs. Finally, REITs may either be public or private. Private REITs are not traded on a national securities exchange, whereas public REITs are traded on a national securities exchange. Accordingly, private REITs may be less liquid than public
REITs. This reduces the ability of the Fund to re
de
em its investment in a
private REIT early. Private REITs are also generally harder to value and may bear higher fees than public REITs.
An investment in a REIT, or in a real estate linked derivative instrument linked to the value of a REIT, is subject to the risks that impact the value of the underlying properties of the REIT. These risks include loss to casualty or condemnation, and changes in supply and demand.
Additional risks include changes in interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses.
Real estate income and values may also be affected by demographic trends, such as population shifts or changing tastes, preferences (such as remote work arrangements) and social values. Other factors that may adversely affect REITs include poor performance by management of the
REIT, changes to the tax laws, or failure by the REIT to qualify for favorable tax treatment. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and real estate market conditions (such as oversupply of real estate for rent or sale or vacancies, potentially for extended periods), reduced demand for commercial and office space as well as increased maintenance or tenant improvement costs and costs to convert properties for other uses, and default risk and credit quality of tenants and borrowers and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. REITs are also subject to default by borrowers and self-liquidation, and are heavily dependent on cash flow.
Some REITs lack diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.
Mortgage REITs may be impacted by the quality of the credit extended.
REIT Subsidiary Risk
The Fund may form and/or invest in REIT Subsidiaries that intend to be eligible for treatment as REITs under the Code, which are private real estate investment companies that may invest in certain real estate and real estate-related investments and that intend to elect to be taxed as REITs beginning with the first year in which they commence material operations. Investments in REIT Subsidiaries are subject to risks associated with the direct ownership of real estate. REIT Subsidiaries may be affected by changes in the real estate markets generally as well as changes in the values of any properties owned by the REIT Subsidiaries or securing any mortgages owned by the REIT Subsidiaries (which changes in value could be influenced by market conditions for real estate in general or fluctuations in the value of rights to natural resources appurtenant to the properties held by the REIT Subsidiaries). If a REIT Subsidiary’s underlying assets are exposed to properties used by a particular industry, it will be subject to risks associated with such industry. A REIT Subsidiary will not be diversified and will be subject to heavy cash flow dependency, possible lack of availability of financing, changes in interest rates, prepayment and defaults by borrowers, self-liquidation, adverse economic conditions, adverse changes in tax

95  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

laws, and the possibility of failing to qualify for favorable tax treatment and/or maintain an exemption under the 1940 Act. Certain rental income or income from the disposition of real estate could adversely affect the REIT Subsidiary’s ability to retain its tax status, which would have adverse tax consequences and, as a result, negatively impact the
Fund’s performance. See “REIT Subsidiary Risk—Tax Risk” below. A
REIT Subsidiary is subject to the risk that it will need to liquidate a holding at an economically inopportune time.
A REIT Subsidiary may have limited diversification because it may invest in a limited number of properties, a narrow geographic area, or a single type of property.
A REIT Subsidiary may be affected by changes in the value of the underlying real property, fluctuations in the demand for real estate, defaults by tenants, and decreases in market rates for rent. To the extent it invests in mortgages or otherwise derives income from the collection of interest payments, a REIT Subsidiary may be affected by the quality of credit extended, prepayments and defaults by borrowers, and changes in market interest rates, and may be more susceptible to interest rate risk (see “Principal Risks of the Fund—Interest Rate Risk” above).
A REIT Subsidiary likely will depend on its ability to generate cash flow to make distributions to the Fund. The Fund’s investments in the REIT
Subsidiary could cause the Fund to recognize income in excess of cash received from the REIT Subsidiary and, as a result, the Fund may be required to sell portfolio securities, including when it is not advantageous to do so, in order to make distributions. By investing in a
REIT Subsidiary, the Fund is indirectly exposed to risks associated with the REIT Subsidiary’s investments. Because a REIT Subsidiary will not be registered under the 1940 Act, the Fund, as an investor in the REIT
Subsidiary, will not have the protections afforded to investors in registered investment companies. Changes in the laws of the
United States, under which the Fund and a REIT Subsidiary are organized, including the regulations under the Code, could result in the inability of the Fund and/or a REIT Subsidiary to operate as described in this prospectus and the Statement of Additional Information, and could negatively affect the Fund and its shareholders. Differences between the statutory and regulatory regimes applicable to a regulated investment company and a REIT present additional challenges and risks with regard to a REIT Subsidiary’s qualification and eligibility for treatment as a REIT under the Code, which could result in a REIT Subsidiary and the Fund having additional tax liability, and reduce the Fund’s current income and total returns. See “Principal Risks of the Fund—Tax Risk.”
Real Estate Joint Venture Risk
The Fund, indirectly through a REIT Subsidiary, expects to enter into joint ventures with third parties to make investments. Joint ventures entered into by the REIT Subsidiary (including through wholly owned special purpose companies) would only include arrangements in which the REIT Subsidiary does not primarily control the joint venture. The REIT Subsidiary’s partial interest investments will generally be structured as joint ventures or co-investment arrangements with third parties. In these joint ventures, the REIT Subsidiary would generally share control with the third-party partner (for example the REIT Subsidiary may have approval rights over some or all of the joint venture’s activities, and in limited circumstances that do not amount to primary control of the joint venture, may have the ability to require that the joint venture take specific actions), even though the REIT Subsidiary may hold a majority of the economic interests of a joint venture. In many cases the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, and leasing, refinancing or disposition related services.
The REIT Subsidiary may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the REIT Subsidiary and its joint venture partners may result in litigation or arbitration that would increase the
REIT Subsidiary’s expenses and prevent the REIT Subsidiary’s officers and directors from focusing their time and efforts on the REIT
Subsidiary’s business. The REIT Subsidiary may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.
Private Real Estate Investments Risk
The Fund may invest in private real estate investments directly or indirectly, including through one or more REIT Subsidiaries. Exposure to private commercial real estate comes with a variety of risks. Lease defaults, terminations by one or more tenants or landlord-tenant disputes may reduce the REIT Subsidiary’s revenues and net income, which would reduce the amount of income payable by the REIT Subsidiary to the Fund. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by a property. If this occurred, it could adversely affect the Fund’s performance.
A private real estate investment’s financial position and its ability to make distributions may also be adversely affected by financial difficulties experienced by any major tenants, including bankruptcy, insolvency or a general downturn in the business, or in the event any major tenants do not renew or extend their relationship as their lease terms expire. A tenant in bankruptcy may be able to restrict the ability to collect unpaid rents or interest during the bankruptcy proceeding. Furthermore, dealing with a tenant’s bankruptcy or other default may divert management’s attention and cause the investment and/or Fund to incur substantial legal and other costs.
The Fund’s investments in real estate will be pressured in challenging economic and rental market conditions. If a private real estate investment is unable to re-let or renew leases for all or substantially all of the space at these properties, if the rental rates upon such renewal or re-letting are significantly lower than expected, or if the private real estate investment’s reserves for these purposes prove inadequate, the private real estate investment will experience a reduction in net income and may be required to reduce or eliminate cash distributions, which would reduce the amount of income payable by the private real estate investment to the Fund and, as a result, negatively impact the Fund's performance.

October
30
,
2026
|
Prospectus

96

PIMCO Flexible Credit Income Fund

The Fund may seek to gain exposure to transactions involving the acquisition or financing of undeveloped land for residential or commercial land banking purposes. The ability to acquire land parcels for new projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions.
In addition to risks associated with real estate development generally, due to the long-term investment holding period often associated with land banking investments, entitlement and other regulatory risks may be heightened. Further, until the disposition or development of such undeveloped land, no income would be realized from such land banking investment. Undeveloped land is also a highly illiquid investment that may not be able to be disposed of when desired due to various changes in market conditions.
REIT Subsidiary Risk – Tax Risk
A REIT Subsidiary intends to elect to be taxed as a REIT beginning with the first year in which it commences material operations. As long as certain requirements are met, a REIT is not subject to entity-level tax on the income and gain it distributes to shareholders. In order to qualify as a REIT under the Code, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and shareholder ownership. The Fund intends to structure a REIT Subsidiary and its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is not entirely clear, and it is possible that the IRS may interpret or apply those requirements in a manner that jeopardizes the ability of a REIT Subsidiary to satisfy all of the requirements for qualification as a REIT.
Not more than 50% of the value of a REIT Subsidiary’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals or certain specified entities at any time during the last half of any calendar year (the “Five or Fewer Test”), and the REIT Subsidiary’s shares must be held by a minimum of 100 persons during at least 335 days in each taxable year (the “100-shareholder test”) subsequent to the first taxable year for which the REIT Subsidiary’s qualification as a REIT is effective. For purposes of the Five or Fewer Test, a REIT Subsidiary will generally “look through” to the beneficial owners of the Fund’s shares. Accordingly, if five or fewer individuals or certain specified entities, at any time during the last half of any calendar year own, directly or indirectly, more than 50% of a REIT Subsidiary’s shares through the Fund, then the REIT Subsidiary’s qualification as a REIT could be jeopardized. Although, as described in the Fund's Statement of Additional Information, the Fund reserves the right to take certain actions to comply with a Five or Fewer Test, the provisions of the 1940 Act, such as those pertaining to a closed-end fund’s purchase of its own shares, may conflict with the kind of shareholder ownership limitations that are commonly used by REITs to ensure compliance with the Five or Fewer Test. The Fund may not have the information necessary for it to ascertain whether or not a REIT Subsidiary satisfies the Five or Fewer Test and there can be no assurances that, regardless of whether the
Fund were to have such information, it would be able to satisfy such test with respect to all relevant periods. Accordingly there can be no assurance that any REIT Subsidiary will qualify as a REIT and be able to minimize its corporate level tax liability through distributions, as discussed below.
In order to meet the 100-shareholder test necessary to qualify as a REIT under the Code, a REIT Subsidiary will have approximately 100 to 125 preferred shareholders who will be “accredited investors” as defined in
Regulation D of the Securities Act and will be “qualified purchasers” for purposes of the 1940 Act and the rules and regulations promulgated thereunder. The preferred shareholders will be unaffiliated with PIMCO, and private placement, administrative, distribution and reporting services with respect to the preferred shareholders will be provided by a third party firm. A REIT Subsidiary’s preferred shareholders will have priority in the payment of dividends on their preferred shares at the established rate. As such, dividend payments to a REIT Subsidiary’s preferred shareholders, along with any other expenses of the REIT
Subsidiary, may reduce the amount of income payable by the REIT
Subsidiary to the Fund. It is expected that a REIT Subsidiary’s preferred shares will not be convertible or mandatorily redeemable and any exercisable rights would generally only arise in an event of default.
Further, to be eligible for treatment as a REIT under the Code, among other things, a REIT Subsidiary generally will be required each year to distribute to its shareholders at least 90% of its REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that it does not distribute all of its net capital gains, or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will have to pay a corporate level tax on amounts retained. Furthermore, if it fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from preceding calendar year, it would have to pay a 4% nondeductible excise tax on the excess of the amounts required to be distributed over the sum of (a) the amounts that it actually distributed and (b) the amounts it retained and upon which it paid U.S. federal corporate income tax. These requirements could cause it to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that a REIT Subsidiary might be required to borrow funds, possibly at unfavorable rates, or sell assets, possibly at unfavorable prices, to fund the required distributions.
Even if a REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, taxes on income from certain prohibited activities, including certain activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. Dividends payable by a REIT Subsidiary to the Fund and, in turn, by the Fund to its shareholders, generally are not qualified dividends eligible for reduced rates of tax.
If a REIT Subsidiary fails to qualify as a REIT for any taxable year and it does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax on its taxable income at corporate rates. In

97  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

addition, it will generally be disqualified from treatment as a REIT for the four taxable years following the year of losing its REIT status. Losing its REIT status will reduce its net earnings available for investment or distribution to shareholders because of the additional tax liability, negatively impacting the Fund's performance. In addition, distributions to shareholders will no longer qualify for the dividends paid deduction, and a REIT Subsidiary will no longer be required to make distributions. If this occurs, the REIT Subsidiary might be required to borrow funds or liquidate some investments in order to pay the applicable tax.
Private Funds Risk - Tax Risk
Special tax risks are associated with an investment in the Fund. The Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends. Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Investment Manager to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code. The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis. Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.
The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all of its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it would be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds.
The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “Principal Risks of the Fund—Tax
Risk” in this Prospectus and “Taxation” in the Statement of Additional
Information.
U.S. Government Securities Risk
Certain U.S. government securities, such as U.S. Treasury bills, notes, bonds, and mortgage-related securities guaranteed by the Government National Mortgage Association (“GNMA”), are supported by the full faith and credit of the United States; others, such as those of the FHLBs or the FHLMC, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the FNMA, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others are supported only by the credit of the agency, instrumentality or corporation. U.S. government securities are subject to market risk, interest rate risk and credit risk. Although legislation has been enacted to support certain government sponsored entities, including the FHLBs, FHLMC and FNMA, there is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will not decrease in value or default. It is difficult, if not impossible, to predict the future political, regulatory or economic changes that could impact the government sponsored entities and the values of their related securities or obligations. In addition, certain governmental entities, including FNMA and FHLMC, have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability or investment character of securities issued by these entities. Yields available from U.S. government debt securities are generally lower than the yields available from such other securities. The values of U.S. government securities change as interest rates fluctuate.
Periodically, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could increase the risk that the U.S. government may default on payments on certain U.S. government securities, cause the credit rating of the U.S. government to be downgraded, increase volatility in the stock and bond markets, result in higher interest rates, reduce prices of U.S. Treasury and other securities, and/or increase the costs of various kinds of debt. If a government-sponsored entity is negatively impacted by legislative or regulatory action (or lack thereof), is unable to meet its obligations, or its creditworthiness declines, the performance of a fund that holds securities of the entity will be adversely impacted.

October
30
,
2026
|
Prospectus

98

PIMCO Flexible Credit Income Fund

Sovereign Debt Risk
In addition to the other risks applicable to debt investments, sovereign debt (debt issued by a foreign government) may decline in value as a result of default or other adverse credit event resulting from an issuer’s inability or unwillingness to make principal or interest payments in a timely fashion. A sovereign entity’s failure to make timely payments on its debt can result from many factors, including, without limitation, insufficient foreign (non-U.S.) currency reserves or an inability to sufficiently manage fluctuations in relative currency valuations, an inability or unwillingness to satisfy the demands of creditors and/or relevant supranational entities regarding debt service or economic reforms, the size of the debt burden relative to economic output and tax revenues, cash flow difficulties, and other political and social considerations. The risk of loss to the Fund in the event of a sovereign debt default or other adverse credit event is heightened by the unlikelihood of any formal recourse or means to enforce its rights as a holder of the sovereign debt. In addition, sovereign debt restructurings, which may be shaped by entities and factors beyond the Fund’s control, may result in a loss in value of the Fund’s sovereign debt holdings.
Foreign (Non-U.S.) Government Securities Risk
The Fund’s investments in Foreign Government Securities involve a high degree of risk. The foreign governmental entity that controls the repayment of debt may not be able or willing to repay the principal and/or interest when due. A governmental entity’s willingness or ability to timely repay principal and interest may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy towards the International Monetary Fund and the political constraints to which a governmental entity may be subject. Foreign governmental entities also may be dependent on expected disbursements from other governments, multilateral agencies and others abroad to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on the implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the foreign governmental entity, which may further impair such debtor’s ability or willingness to timely service its debts. Consequently, foreign governmental entities may default on their debt. Holders of Foreign Government Securities may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In the event of a default by a governmental entity, there may be few or no effective legal remedies for collecting on such debt. These risks are particularly severe with respect to investments in Foreign Government Securities of emerging market countries. Among other risks, if the Fund’s investments in Foreign Government Securities issued by an emerging market country need to be liquidated quickly, the Fund could sustain significant transaction costs. Also, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth, and which may in turn diminish the value of the Fund’s holdings in emerging market Foreign
Government Securities and the currencies in which they are
denominated and/or pay revenues.
Convertible Securities Risk
Convertible securities are fixed income securities, preferred securities or other securities that are convertible into or exercisable for common stock of the issuer (or cash or securities of equivalent value) at either a stated price or a stated rate. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. The market values of convertible securities may decline as interest rates increase and, conversely, may increase as interest rates decline. A convertible security’s market value, however, tends to reflect the market price of the common stock of the issuing company when that stock price approaches or is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price at which the convertible security could be exchanged for the associated stock. Certain types of convertible securities may decline in value or lose their value entirely in the event the issuer’s financial condition becomes significantly impaired. As the market price of the underlying common stock declines, the price of the convertible security tends to be influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities may be paid before the company’s common stockholders but after holders of any senior debt obligations of the company. Consequently, the issuer’s convertible securities generally entail less risk than its common stock but more risk than its other debt obligations. Convertible securities are often rated below investment grade or not rated.
Contingent Convertible Securities Risk
CoCos have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down (including potentially to zero) upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses and the risk of total loss. If such an event occurs, an investor may not have any rights to repayment of the principal amount of the securities. Additionally, an investor may not be able to collect interest payments or dividends on such securities. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations and CoCos may also be treated as junior to an issuer’s other obligations and securities. In addition, if CoCos held by the Fund are converted into the issuer’s underlying equity securities following a

99  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

trigger event, the Fund’s holding may be further subordinated due to the conversion from a debt
-
to
-
equity instrument. Further, the value of an
investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.
Valuation Risk
Certain securities in which the Fund invests may be less liquid and more difficult to value than other types of securities. Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset.
For the purposes of calculating the Fund’s NAV, private commercial real estate investments made indirectly through a REIT Subsidiary typically will initially be valued at cost, which the Fund expects to represent fair value at that time. Thereafter, valuations of properties will be derived from independent property appraisals or based on one or more fair valuation methodologies as determined by PIMCO in accordance with its policies and procedures.
The valuation methodologies used to value a REIT Subsidiary’s private commercial real estate investments will involve subjective judgments and projections that may not materialize. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not materialize. Valuations and appraisals of a REIT Subsidiary’s private commercial real estate investments will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond the control of the Fund and/or a REIT Subsidiary.
Leverage Risk
The Fund’s use of leverage (as described under ”Use of Leverage“ in the body of this prospectus) creates the opportunity for increased Common Share net income, but also creates special risks for Common Shareholders (including an increased risk of loss). To the extent used, there is no assurance that the Fund’s leveraging strategies will be successful. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. The Fund’s assets attributable to leverage, if any, will be invested in accordance with the Fund’s investment objective and policies as described in this prospectus. Interest expense payable by the Fund with respect to derivatives and other forms of leverage, and dividends payable with respect to preferred shares outstanding, if any, will generally be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable
Fund expenses) than the interest expenses and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common Shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs to the
Fund of leverage could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to
Common Shareholders. When the Fund reduces or discontinues its use of leverage (“deleveraging”),
it may be required to
sell portfolio
securities at inopportune times to repay leverage obligations, which could result in realized losses and a decrease in the Fund's
NAV
.
Deleveraging involves complex operational processes, including the coordination of asset sales, repayment of debt, and potential restructuring of the Fund's capital and may involve significant costs, including transaction costs associated with the sale of portfolio securities, prepayment penalties on borrowed funds, and, if applicable, fees related to the redemption of preferred shares. Leveraging transactions pursued by the Fund may increase its duration and sensitivity to interest rate changes and other market risks. The Fund may continue to use leverage even if available financing rates are higher than anticipated returns, including, for example, in cases where deleveraging, including any expenses related thereto, might be viewed as detrimental to the Fund’s portfolio. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the
Common Shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Common Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Common Shares, and it may result in losses. In addition, any preferred shares issued by the Fund are expected to pay cumulative dividends, which may tend to increase leverage risk.
Leverage creates several major types of risks for Common Shareholders, including:
■
the likelihood of greater volatility of NAV of Common Shares, and of the investment return to Common Shareholders, than a
comparable portfolio without leverage;
■
the possibility either that Common Share dividends will fall if the interest and other costs of leverage rise, or that dividends paid on
Common Shares will fluctuate because such costs vary over time;
and
■
the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the NAV of the Common Shares than if the Fund were not
leveraged.
In addition, the counterparties to the Fund’s leveraging transactions and any preferred shareholders of the Fund will have complete priority of payment over the Fund’s Common Shareholders.
Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase

October
30
,
2026
|
Prospectus

100

PIMCO Flexible Credit Income Fund

agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund.
There is no assurance that reverse repurchase agreements can be successfully employed. Dollar roll/buyback transactions involve the risk that the market value of the securities the Fund is required to purchase may decline below the agreed upon repurchase price of those securities.
Successful use of dollar rolls/buybacks may depend upon the Investment
Manager’s ability to correctly predict interest rates and prepayments.
There is no assurance that dollar rolls/buybacks can be successfully employed. In connection with reverse repurchase agreements and dollar rolls/buybacks, the Fund will also be subject to counterparty risk with respect to the purchaser of the securities. If the broker/dealer to whom the Fund sells securities becomes insolvent, the Fund’s right to purchase or repurchase securities may be restricted.
The Fund may engage in total return swaps, reverse repurchases, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions, credit default swaps, basis swaps and other swap agreements, purchases or sales of futures and forward contracts (including foreign currency exchange contracts), call and put options or other derivatives. The Fund’s use of such transactions gives rise to associated leverage risks described above, and may adversely affect the Fund’s income, distributions and total returns to Common
Shareholders. To the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it is leveraged through use of these derivative strategies.
Any total return swaps, reverse repurchases, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions, credit default swaps, basis swaps and other swap agreements, purchases or sales of futures and forward contracts
(including foreign currency exchange contracts), call and put options or other derivatives by the Fund or counterparties to the Fund’s other leveraging transactions, if any, would have seniority over the Fund’s
Common Shares.
Because the fees received by the Investment Manager may increase depending on the types of leverage utilized by the Fund, the Investment
Manager has a financial incentive for the Fund to use certain forms of leverage, which may create a conflict of interest between the Investment
Manager, on the one hand, and the Common Shareholders, on the other hand.
To the extent that any Subsidiary of the Fund directly incurs leverage in the form of debt or preferred shares, the amount of such leverage used by the Fund and such Subsidiaries will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Fund.
Focused Investment Risk
To the extent that the Fund focuses its investments in a particular sector, it may be susceptible to loss due to adverse developments affecting that sector, including (but not limited to): governmental regulation; inflation; rising interest rates; cost increases in raw materials, fuel and other operating expenses; technological innovations that may render existing products and equipment obsolete; competition from new entrants; high research and development costs; increased costs associated with compliance with environmental or other governmental regulations; and
other economic, business or political developments specific to that sector. Furthermore, the Fund may invest a substantial portion of its assets in companies in related sectors that may share common characteristics, are often subject to similar business risks and regulatory burdens, and whose securities may react similarly to the types of developments described above, which will subject the Fund to greater risk. The Fund also will be subject to focused investment risk to the extent that it invests a substantial portion of its assets in a particular issuer, market, asset class, country or geographic region.
Derivatives Risk
The Fund may, but is not required to, utilize a variety of derivative instruments (both long and short positions) for investment or risk management purposes. Additionally, the Fund may invest in futures and other derivatives that provide equity exposures, including for equitization and hedging purposes, using derivatives that provide exposure that is not identical to the instruments or markets in which the Fund seeks to invest 80% of its assets. Derivatives or other similar instruments (referred to collectively as “derivatives”) are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. For example, the Fund may use derivative instruments for purposes of increasing liquidity, providing efficient portfolio management, broadening investment opportunities (including taking short or negative positions), implementing a tax or cash management strategy, gaining exposure to a particular security or segment of the market, modifying the effective duration of the Fund's portfolio investments and/or enhancing total return. Investments in derivatives may take the form of buying and/or writing (selling) derivatives, and/or the Fund may otherwise become an obligor under a derivatives transaction. These transactions may produce short-term capital gains in the form of premiums or other returns for the Fund (which may support, constitute and/or increase the distributions paid by, or the yield of, the Fund) but create the risk of losses that can significantly exceed such current income or other returns. For example, the premium received for writing a call option may be dwarfed by the losses the Fund may incur if the call option is exercised, and derivative transactions where the Fund is an obligor can produce an up-front benefit, but the potential for leveraged losses. The distributions, or distribution rates, paid by the Fund should not be viewed as the total returns or overall performance of the Fund. These strategies may also produce adverse tax consequences (for example, the Fund’s income and gain-generating strategies may generate current income and gains, including short-term capital gains, taxable as ordinary income) and limit the Fund’s opportunity to profit or otherwise benefit from certain gains. The Fund may enter into opposing derivative transactions, or otherwise take opposing positions. Such transactions can generate distributable gains (which, as noted elsewhere, may be taxed as ordinary income) and create the risk of losses and NAV declines.

101  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

The Fund may engage in investment strategies, including the use of derivatives, to, among other things, generate current, distributable income, even if such strategies could potentially result in declines in the
Fund’s net asset value. The Fund’s income and gain-generating strategies, including certain derivatives strategies, may generate current income and gains, including short-term capital gains, taxable as ordinary income sufficient to support distributions, even in situations when the Fund has experienced a decline in net assets due to, for example, adverse changes in the broad U.S. or non-U.S. securities markets or the Fund’s portfolio of investments, or arising from its use of derivatives. Consequently, Fund shareholders may receive distributions subject to tax at ordinary income rates at a time when their investment in the Fund has declined in value, which may be economically similar to a taxable return of capital.
The use of derivatives involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives, which may increase market exposure, are subject to a number of risks, including leverage risk, liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, counterparty (including credit)
risk, operational risk (such as documentation issues, settlement issues and systems failures), legal risk (such as insufficient documentation, insufficient capacity or authority of a counterparty, and issues with the legality or enforceability of a contract), management risk, risks arising from changes in applicable regulatory requirements,
governmental risk,
sanctions risk,
risks arising from margin requirements and risks arising
from mispricing or valuation complexity (including the risk of improper valuation),
as well as the risks associated with the underlying asset,
reference rate or index
. They also involve the risk that changes in the
value of a derivative instrument may not correlate perfectly with the underlying asset, rate or index. By investing in a derivative instrument, the Fund could lose more than the initial amount invested, and derivatives may increase the volatility of the Fund, especially in unusual or extreme market conditions. In addition, the use of derivatives may cause the Fund’s investment returns to be impacted by the performance of assets the Fund does not own, potentially resulting in the Fund’s total investment exposure exceeding the value of its portfolio. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The Fund may utilize asset segregation and posting of collateral for risk management or other purposes. The Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out a position and changes in the value of a derivative may also create margin delivery or settlement payment obligations for the Fund. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the
Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial or that, if used, such strategies will be successful. The Fund's use of derivatives may increase or accelerate the amount of taxes payable by Common Shareholders.
Non-centrally-cleared
over
-the-counter (”OTC“) derivatives are also
subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for non-centrally-cleared OTC derivatives. The primary credit risk on derivatives that are exchange-traded or traded through a central clearing counterparty resides with the Fund's clearing broker, or the clearinghouse.
Derivatives that are cleared by a central clearing organization can still be subject to different risks, including the creditworthiness of the central clearing organization and its members.
In addition, derivatives that are traded on an exchange are subject to the risk that an exchange may limit the maximum daily price fluctuation of a derivative contract and restrict or suspend trading of a contract that has reached a limit. Such limit governs only price movements of a contract during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. A daily limit may be reached for several consecutive days with little or no trading.
Participation in the markets for derivative instruments involves investment risks and transaction costs to which the Fund may not be subject absent the use of these strategies. The skills needed to successfully execute derivative strategies may be different from those needed for other types of transactions. If the Fund incorrectly forecasts the value and/or creditworthiness of securities, currencies, interest rates, counterparties or other economic factors involved in a derivative transaction, the Fund might have been in a better position if the Fund had not entered into such derivative transaction. In evaluating the risks and contractual obligations associated with particular derivative instruments or other similar investments, it is important to consider that certain derivative transactions, absent a default or termination event, may only be modified or terminated by mutual consent of the Fund and its counterparty.
It may not be possible for the Fund to modify, terminate, or offset the
Fund's obligations or the Fund's exposure to the risks associated with a derivative transaction prior to its scheduled termination or maturity date, which may create a possibility of increased volatility and/or decreased liquidity to the Fund.
Because the markets for certain derivative instruments (including markets located in foreign countries) are relatively new and still developing, appropriate derivative transactions may not be available in all circumstances for risk management or other purposes. Upon the expiration of a particular contract, the Fund may wish to retain the
Fund’s position in the derivative instrument by entering into a similar contract but may be unable to do so if the counterparty to the original contract is unwilling to enter into the new contract and no other appropriate counterparty can be found. When such markets are unavailable, the Fund will be subject to increased liquidity and investment risk.
The Fund may enter into opposite sides of interest rate swap and other derivatives for the principal purpose of generating distributable gains on the one side (characterized as ordinary income for tax purposes) that are not part of the Fund’s duration or yield curve management strategies (“paired swap transactions”), and with a substantial possibility that the Fund will experience a corresponding capital loss

October
30
,
2026
|
Prospectus

102

PIMCO Flexible Credit Income Fund

and decline in NAV with respect to the opposite side transaction (to the extent it does not have corresponding offsetting capital gains).
Consequently, Common Shareholders may receive distributions and owe tax on amounts that are effectively a taxable return of the shareholder’s investment in the Fund, at a time when their investment in the Fund has declined in value, which tax may be at ordinary income rates. In addition, the Fund’s use of derivatives may cause the Fund to realize higher amounts of short-term capital gains (generally taxed at ordinary income tax rates), potentially subjecting shareholders of the Fund to adverse tax consequences. The tax treatment of certain derivatives in which the Fund invests may be unclear and thus subject to
recharacterization. Any recharacterization of payments made or received by the Fund pursuant to derivatives potentially could affect the amount, timing or character of Fund distributions. In addition, the tax treatment of such investment strategies may be changed by regulation or otherwise.
When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa.
More generally, sales of the Fund’s portfolio holdings may result in short-term capital gains (which are generally taxed to shareholders at ordinary income tax rates when distributed net of short-term capital losses and net of long-term capital losses), potentially subjecting shareholders of the Fund to adverse tax consequences.
Although hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying instrument, and there can be no assurance that the Fund's hedging transactions will be effective.
Derivatives used for hedging or risk management may not operate as intended or may expose the Fund to additional risks. In addition, derivatives used for hedging may partially protect the Fund from the risks they were intended to hedge yet not fully mitigate the impact of such risks. The regulation of the derivatives markets has increased over time, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives, or may otherwise adversely affect the value or performance of derivatives. Any such adverse future developments could impair the effectiveness or raise the costs of the Fund’s derivative transactions, impede the employment of the Fund’s derivatives strategies, or adversely affect the Fund’s performance and cause the
Fund to lose value.
Credit Default Swaps Risk
Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to leverage risk, illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein. As the seller, the Fund would receive a stream of payments over the term of the swap agreement provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. The Fund would effectively add leverage to its portfolio because, if a default occurs, the stream of payments may stop and, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap.
Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.
The market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. The Fund will be subject to credit risk with respect to the counterparties to the credit default swap contract (whether a clearing corporation or another third party). If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.
The Fund may
obtain no or limited recovery in a bankruptcy or other reorganizational proceedings, and any recovery may be significantly delayed.
Structured Investments Risk
Holders of structured products, including structured notes, credit-linked notes and other types of structured products, bear the risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indexes and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products generally entail risks associated with derivative instruments.

103  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Counterparty Risk
The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into by the Fund or held by special purpose or structured vehicles in which the Fund invests. For example, if a bank at which the Fund or issuer has an account fails, any cash or other assets in bank or custody accounts, which may be substantial in size, could be temporarily inaccessible or permanently lost by the Fund or issuer. In the event that the Fund enters into a derivative transaction with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the derivative transaction may be terminated in accordance with its terms and the Fund’s ability to realize its rights under the derivative instrument and its ability to distribute the proceeds could be adversely affected. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery (including recovery of any collateral it has provided to the counterparty) in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy or other analogous proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to any underlying security or asset. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. Counterparty credit risk also includes the related risk of having concentrated exposure to a single counterparty, which may increase potential losses if the counterparty were to become insolvent. While the Fund may seek to manage its counterparty risk by transacting with a number of counterparties, concerns about the solvency of, or a default by, one large market participant could lead to significant impairment of liquidity and other adverse consequences for other counterparties.
Confidential Information Access Risk
In managing the Fund (and other PIMCO clients), PIMCO may from time to time have the opportunity to receive material, non-public information (“Confidential Information”) about the issuers of certain investments, including, without limitation, senior floating rate loans, other loans and related investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, an issuer of privately placed loans considered by the Fund may offer to provide PIMCO with financial information and related documentation regarding the issuer that is not publicly available. Pursuant to applicable policies and procedures, PIMCO may (but is not required to) seek to avoid receipt of Confidential Information about such issuers so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Fund and other clients to which such Confidential Information relates. In such circumstances, the Fund (and other PIMCO clients) may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. Further, PIMCO’s and the Fund’s abilities to assess the desirability of proposed consents, waivers or amendments with respect to certain investments may be compromised if they are not privy to available Confidential Information. PIMCO may also determine to receive such Confidential Information in certain circumstances under its applicable policies and procedures. If PIMCO intentionally or unintentionally comes into possession of Confidential Information, it may be unable, potentially for a substantial period of time, to purchase or sell investments to which such Confidential Information relates.
Private Placements Risk
A private placement involves the sale of securities that have not been registered under the Securities Act, or relevant provisions of applicable non-U.S. law, to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities. See “Principal Risks of the Fund—Liquidity Risk.” Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks. See “Principal Risks of the Fund—Valuation Risk.” The Fund may also have to bear the expense of registering the securities for resale and the risk of substantial delays in effecting the registration. Additionally, the purchase price and subsequent valuation of private placements typically reflect a discount, which may be significant, from the market price of comparable securities for which a more liquid market exists.
Inflation/Deflation Risk
Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy or changes in fiscal or monetary policies (or the expectation of such changes). Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Common Shares.
Inflation-Indexed Security Risk
Inflation-indexed debt securities are subject to the effects of actual or anticipated changes in market interest rates caused by factors other than inflation (e.g., real interest rates). In general, the value of an inflation-indexed security, including Treasury Inflation-Protected Securities (“TIPS”), tends to decrease when real interest rates increase and can increase when real interest rates decrease. Thus generally, during periods of rising inflation, the value of inflation-indexed securities will tend to increase and during periods of deflation, their value will tend to decrease. Interest payments on inflation-indexed securities are unpredictable and will fluctuate as the principal and interest are adjusted for inflation. There can be no assurance that the inflation index used (i.e., the Consumer Price Index (“CPI”)), which is

October
30
,
2026
|
Prospectus

104

PIMCO Flexible Credit Income Fund

calculated and published by a third-party, will accurately measure the real rate of inflation in the prices of goods and services. Increases in the principal value of TIPS due to inflation are considered taxable ordinary income for the amount of the increase in the calendar year. Any increase in the principal amount of an inflation-indexed debt security will be considered taxable ordinary income, even though the Fund will not receive the principal until maturity. As a result, the Fund may be required to make distributions to shareholders that exceed the cash the
Fund received, which may cause the Fund to liquidate certain investments when it is not advantageous to do so. Also, if the principal value of an inflation-indexed security is adjusted downward due to deflation, amounts previously distributed may be characterized in some circumstances as a return of capital. Additionally, a CPI swap can potentially lose value if the realized rate of inflation over the life of the swap is less than the fixed market implied inflation rate (fixed breakeven rate) that the investor agrees to pay at the initiation of the swap. With municipal inflation-indexed securities, the inflation adjustment is integrated into the coupon payment, which is federally tax exempt (and may be state tax exempt). For municipal inflation-indexed securities, there is no adjustment to the principal value. Because municipal inflation-indexed securities are a small component of the municipal bond market, they may be less liquid than conventional municipal bonds.
Insurance-Linked and Other Instruments Risk
The Fund may invest in insurance-linked instruments and similar investments (which may include, for example, exposure to reinsurance contracts (through sidecars or otherwise), event-linked bonds, such as catastrophe and resilience bonds, and securities relating to life insurance policies, annuity contracts and premium finance loans). The Fund could lose a portion or all of the principal it has invested in these types of investments, and the right to additional interest and/or dividend payments with respect to the investments, upon the occurrence of one or more trigger events, as defined within the terms of an investment. Trigger events may include natural or other perils of a specific size or magnitude that occur in a designated geographic region during a specified time period, and/or that involve losses or other metrics that exceed a specific amount. The Fund may also invest in insurance-linked instruments that are subject to “indemnity triggers.” An indemnity trigger is a mechanism where the payout to the investor is based on the actual losses incurred by the insurer and come into play when losses from a specified event exceed a designated level. Insurance-linked instruments subject to indemnity triggers are often regarded as being subject to potential moral hazard, since such insurance-linked investments are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Fund. There is no way to accurately predict whether a trigger event will occur and, accordingly, insurance-linked instruments and similar investments carry significant risk. In addition to the specified trigger events, these types of investments may expose the Fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.
The Fund may also gain exposure to reinsurance contracts (through insurance-linked securities, sidecars or otherwise). This exposure may include “excess of loss” contracts, wherein liability arises only if and when losses exceed a specified amount, and proportional reinsurance, wherein a pro rata portion of the premiums and liabilities of the cedant associated with a specified business or a portfolio of insurance contracts are linked to the investment. Investments linked to reinsurance transactions may involve significant insurance brokerage fees, fronting fees and other transaction costs.
A series of major triggering events could cause the failure of a reinsurer.
Similarly, to the extent the Fund invests in reinsurance-related securities for which a triggering event occurs, losses associated with such event will result in losses to the Fund and a series of major triggering events affecting a large portion of the reinsurance-related securities held by the
Fund may result in substantial losses to the Fund. In addition, unexpected events such as natural disasters or terrorist attacks could lead to government intervention. Political, judicial and legal developments affecting the reinsurance industry could also create new and expanded theories of liability or regulatory or other requirements;
such changes could have a material adverse effect on a Fund. In addition, the litigation environment in catastrophe-exposed states or regions could impact the frequency and severity of insurance claims, and litigation costs could decrease the value of a Fund’s investment in products linked to reinsurance contracts. In recent years, capital market participants have been increasingly active in the reinsurance market and markets for related risks. Increased competition could result in fewer submissions, lower premium rates and less favorable policy terms and conditions.
Certain insurance-linked instruments and similar investments may have limited liquidity, or may be illiquid. The Fund has limited transparency into the individual contracts underlying certain insurance-linked instruments and similar investments, which may make the risk assessment of them more difficult. These types of investments may be difficult to value.
The aforementioned instruments may include longevity and mortality investments, including indirect investment in pools of insurance-related longevity and mortality investments, including life insurance policies, annuity contracts and premium finance loans. Such investments are subject to “longevity risk” and/or “mortality risk.” Longevity risk is the risk that members of a reference population will live longer, on average, than anticipated. Mortality risk is the risk that members of a reference population will live shorter, on average, than anticipated. Changes in these rates can significantly affect the liabilities and cash needs of life insurers, annuity providers and pension funds. The terms of a longevity bond typically provide that the investor in the bond will receive less than the bond’s par amount at maturity if the actual average longevity (life span) of a specified population of people observed over a specified period of time (typically measured by a longevity index) is higher than a specified level. If longevity is higher than expected, the bond will return less than its par amount at maturity. A mortality bond, in contrast to a longevity bond, typically provides that the investor in the bond will

105  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

receive less than the bond’s par amount at maturity if the mortality rate of a specified population of people observed over a specified period of time (typically measured by a mortality index) is higher than a specified level.
During their term, both longevity bonds and mortality bonds typically pay a floating rate of interest to investors. Longevity and mortality investments purchased by the Fund involve the risk of incorrectly predicting the actual level of longevity or mortality, as applicable, for the reference population of people. With respect to mortality investments held by the Fund, there is also the risk that an epidemic or other catastrophic event could strike the reference population, resulting in mortality rates exceeding expectations. The Fund may also gain this type of exposure through event-linked derivative instruments, such as swaps, that are contingent on or formulaically related to longevity or mortality risk.
Regulatory Changes Risk
Financial entities, such as investment companies and investment advisers, are generally subject to extensive government regulation and intervention. Government regulation and/or intervention may change the way the Fund is regulated, affect the expenses incurred directly by the Fund and the value of its investments, and limit and /or preclude the Fund’s ability to achieve its investment objective. Government regulation may change frequently and may have significant adverse consequences. The Fund and the Investment Manager have historically been eligible for exemptions from certain regulations. However, there is no assurance that the Fund and the Investment Manager will continue to be eligible for such exemptions.
Moreover, government regulation may have unpredictable and unintended effects. Legislative or regulatory actions to address perceived liquidity or other issues in fixed income markets generally, or in particular markets such as the municipal securities market, may alter or impair the Fund’s ability to pursue its investment objective or utilize certain investment strategies and techniques.
While there continues to be uncertainty about the full impact of these and other regulatory changes, it is the case that the Fund will be subject to a more complex regulatory framework, and may incur additional costs to comply with new requirements as well as to monitor for compliance in the future. Actions by governmental entities may also impact certain instruments in which the Fund invests and reduce market liquidity and resiliency.
Recent policy initiatives undertaken by the U.S. government have the potential to impact international relations, trade agreements, and the overall regulatory environment in ways that could create uncertainty and instability in domestic and global markets, and could adversely affect the investment performance of the Fund. In particular, actions taken by the U.S. government in respect of international trade relations could lead to trade wars, increased costs for imported goods, disruptions in supply chains, reduced foreign investment, and instability in regions where the Fund invests.
Tax Risk
The Fund has elected to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and be eligible to be treated as such, so that it generally will not be subject to U.S. federal income tax on its net investment income or net short-term or long-term capital gains that are timely distributed (or deemed distributed, as described below) to shareholders. In order to qualify and be eligible for such treatment, the Fund must meet certain asset diversification tests, derive at least 90% of its gross income for such year from certain types of qualifying income, and distribute to its shareholders at least 90% of its “investment company taxable income” as that term is defined in the Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and net tax-exempt income, for such year.
The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC and can limit the Fund’s ability to qualify as such. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is uncertain. An adverse determination or future guidance by the IRS or a change in law might affect the Fund's ability to qualify or be eligible for treatment as a RIC. Income and gains from certain of the Fund's activities may not constitute qualifying income to a RIC for purposes of the 90% gross income test. If the Fund’s income or gain from a particular investment or activity were determined to constitute nonqualifying income, which in certain cases may be determined retroactively, and the Fund's nonqualifying income from all sources were to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it were eligible to and did pay a tax at the Fund level. See “Taxation” in the Statement of Additional Information for additional details.
If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code and were ineligible to or did not otherwise cure such failure, the Fund would be subject to tax on its taxable income at corporate rates and, when such income is distributed, shareholders would be subject to further tax on such distributions to the extent of the Fund's current or accumulated earnings and profits.
To the extent the Fund invests through one or more subsidiaries, the Fund may be required to include in gross income for U.S. federal income tax purposes all of the subsidiary’s income, whether or not such income is distributed by the subsidiary, and the Fund may generally have to treat such income as ordinary income, regardless of the character of the subsidiary’s underlying income or gains. If a net loss is realized by a subsidiary, such loss is not generally available to offset the income earned by the Fund, and such loss cannot be carried forward to offset taxable income of the Fund or the subsidiary in future periods.
Potential Conflicts of Interest Risk—Allocation of Investment Opportunities
The Investment Manager and its affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which

October
30
,
2026
|
Prospectus

106

PIMCO Flexible Credit Income Fund

their interests or the interests of their clients may conflict with those of the Fund. The Investment Manager may provide investment
management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund.
Subject to the requirements of the 1940 Act, the Investment Manager intends to engage in such activities and may receive compensation from third parties for its services. The results of the Fund’s investment activities may differ from those of the Fund’s affiliates, or another account managed by the Investment Manager or its affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the Fund’s affiliates and/or other accounts managed by the
Investment Manager or its affiliates, including proprietary accounts, achieve profits on their trading.
Repurchase Agreements Risk
The Fund may enter into repurchase agreements, in which the Fund purchases a security from a bank or broker-dealer, which agrees to repurchase the security at the Fund’s cost plus interest within a specified time. Entering into repurchase agreements allows the Fund to earn a return on cash in the Fund's portfolio that would otherwise remain un-invested. Repurchase agreements may involve risks in the event of default or insolvency of the counterparty, including possible delays or restrictions upon the Fund's ability to sell the underlying securities and additional expenses in seeking to enforce the Fund's rights and recover any losses. Although the Fund seeks to limit the credit risk under a repurchase agreement by carefully selecting counterparties and accepting only high quality collateral, some credit risk remains. The counterparty could default which may make it necessary for the Fund to incur expenses to liquidate the collateral. The security subject to a repurchase agreement may be or become illiquid. These events could also trigger adverse tax consequences for the Fund.
In December 2023, the U.S. Securities and Exchange Commission adopted rule amendments that are expected to result in the Fund being required to clear all or substantially all of its repurchase agreements collateralized by U.S. Treasury securities as of June 30, 2027 where a direct participant in any covered clearing agency is the counterparty. The Fund may incur costs in connection with entering into new agreements (or amending existing agreements) with counterparties who are direct participants of a covered clearing agency and potentially other market participants and taking other actions to comply with the new requirements. In addition, upon the compliance date, the costs and benefits of entering into repurchase agreements collateralized by U.S. Treasury securities to the Fund may be impacted as compared to such repurchase agreements prior to the compliance date.
Distribution Rate Risk
The Fund’s distribution rates may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance and other factors. The Fund’s distributions may be comprised of a return of capital. In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund’s distribution rate or that the rate will be sustainable in the future. Additionally, the distribution rate is not indicative of the Fund’s performance and may not correlate with the actual returns generated by the Fund’s investments.
For instance, during periods of low or declining interest rates, the Fund's distributable income and dividend levels may decline for many reasons.
For example, the Fund may have to deploy uninvested assets (whether from sales of Fund shares, proceeds from matured, traded or called debt obligations or other sources) in new, lower yielding instruments.
Additionally, payments from certain instruments that may be held by the
Fund (such as variable and floating rate securities) may be negatively impacted by declining interest rates, which may also lead to a decline in the Fund’s distributable income and dividend levels. The distribution rate is not indicative of the Fund's performance and may not correlate with the actual returns generated by the Fund's investments.
Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities Risk
The market prices of zero-coupon, step-ups and payment-in-kind securities are generally more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero-coupon securities bear no interest, their prices are especially volatile and because zero-coupon bondholders do not receive interest payments, the prices of zero-coupon securities generally fall more dramatically when interest rates rise than those of bonds that pay interest on a current basis. Zero coupon bonds, step-ups and payment-in-kind securities allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. The market for zero-coupon and payment-in-kind securities may suffer decreased liquidity. Payment-in-kind securities may present challenging fair valuation considerations because the accruals require judgments about the collectability of deferred payments and the value of any associated collateral. Further, even if the conditions for income accrual under U.S. GAAP are satisfied, a borrower could default when actual payment is due upon maturity. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its shareholders any income it is deemed to have received with respect to such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities.

107  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Subsidiary Risk
To the extent the Fund invests through one or more of its Subsidiaries, the Fund would be exposed to the risks associated with such Subsidiary’s investments. Such Subsidiaries would likely not be registered as investment companies under the 1940 Act and therefore would not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or the Subsidiary to operate as intended and could adversely affect the Fund.
Portfolio Turnover Risk
The Investment Manager manages the Fund without regard generally to restrictions on portfolio turnover. The use of futures contracts and other derivative instruments with relatively short maturities may tend to exaggerate the portfolio turnover rate for the Fund. Trading in fixed income securities does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. The use of futures contracts and other derivative instruments may involve the payment of commissions to futures commission merchants or other intermediaries. Higher portfolio turnover involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities, which directly reduce net returns to investors. The higher the rate of portfolio turnover of the Fund, the higher these transaction costs borne by the Fund generally will be. Such sales may result in realization of taxable capital gains (including short-term capital gains, which are generally taxed to shareholders holding shares in taxable accounts at ordinary income tax rates when distributed net of short-term capital losses and net long-term capital losses), and may adversely impact the Fund’s after-tax returns. The realization of short-term capital gains may also cause adverse tax consequences for the Fund’s shareholders. See ”Tax Matters.“
Operational Risk
An investment in the Fund, like any fund, can involve operational and technology risks arising from factors such as processing errors, communication errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, cybersecurity incidents, the potential use of artificial intelligence and machine learning, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. Operational and technology risks for the issuers could also result in material adverse consequences for such issuers and may cause the Fund's investments in such issuers to lose value. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.
Market Disruptions Risk
The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, military conflicts, geopolitical disputes, terrorism, social or political unrest, recessions, supply chain disruptions, tariffs and other restrictions on trade, sanctions, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics), bank failures, natural/environmental disasters, climate change and climate related events, responses to government actions or interventions (the threat or imposition of tariffs, trade restrictions, currency restrictions, or similar actions), which can all negatively impact the securities markets, interest rates, auctions, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the Fund’s investments or the Investment Manager’s operations and the value of an investment in the Fund, its distributions and its returns. These events can also impair the technology and other operational systems upon which the Fund’s service providers, including PIMCO as the Fund’s investment adviser, rely, and could otherwise disrupt the Fund’s service providers’ ability to fulfill their obligations to the Fund. Furthermore, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
Geopolitical Conflicts Risk
The occurrence of geopolitical conflicts, war or terrorist activities could have adverse impacts on markets in various and unpredictable ways. For example, the armed conflict among the United States, Israel, and Iran has caused, and could continue to cause, significant market disruptions and volatility. The conflict has had a particular negative impact on oil and gas markets, which could have a broader adverse effect on many sectors of the global economy in the future. In addition, following Russia's large-scale invasion of Ukraine in February 2022, Russia, and other countries, persons and entities that were viewed as having provided material aid to Russia's aggression against Ukraine, became the subject of economic sanctions and import and export controls imposed by countries throughout the world, including the United States. Such measures have had and may continue to have an adverse effect on the Russian, Belarusian and other securities and economies. Additional examples include, but are not limited to, heightened concerns of trade disputes, which could result in increased tariffs, trade restrictions or other retaliatory countermeasures. The extent, duration and impact of geopolitical conflicts and related market impacts are difficult to ascertain, but could be significant and could have significant adverse effects on regional and global economies and the markets for certain securities and commodities, such as oil, natural gas, steel and aluminum, as well as other sectors, and on the Fund’s investments.

October
30
,
2026
|
Prospectus

108

PIMCO Flexible Credit Income Fund

Cyber Security Risk
As the use of complex information technology and communication systems, including cloud-based technology, has become more prevalent and interconnected in the course of business, the Fund is potentially more susceptible to operational and information security risks resulting from breaches in cyber security, including: processing and human errors, inadequate or failed internal or external processes, failures in system and technology, errors in algorithms used with respect to Fund operations and changes in personnel. A breach in cyber security refers to both intentional and unintentional cyber events from outside threat actors or internal resources that may, among other things, cause the Fund to lose proprietary information, suffer data corruption and/or destruction, lose operational capacity, result in the unauthorized release or other misuse of confidential information, or otherwise disrupt normal business operations. Geopolitical tensions can increase the scale and sophistication of deliberate cybersecurity attacks, particularly those from nation-states or from entities with nation-state backing, who may desire to use cybersecurity attacks to cause damage or create leverage against geopolitical rivals. The increasing use of artificial intelligence, machine learning, and automated algorithmic systems — both by the Fund and its service providers and by malicious actors — introduces additional cybersecurity vulnerabilities, including the risk that AI systems may be exploited, manipulated, or produce unintended outputs that compromise the security or integrity of Fund operations or data. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), and may come from multiple sources, including outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users) or cyber extortion, including exfiltration of data held for ransom and/or “ransomware” attacks that renders systems inoperable until the ransom is paid, or insider actions (e.g., intentionally or unintentionally harmful acts of PIMCO personnel). In addition, cyber security breaches involving the Fund’s third party service providers (including but not limited to advisers, sub-advisers, administrators, transfer agents, custodians, vendors, suppliers, distributors and other third parties), trading counterparties or issuers in which the Fund invests can also subject the Fund to many of the same risks associated with direct cyber security breaches or extortion of company data. PIMCO’s use of cloud-based service providers could heighten or change these risks. In addition, work-from-home arrangements by the Fund, the Investment Manager or their service providers could increase all of the above risks, create additional data and information accessibility concerns, and make the Fund, the Investment Manager or their service providers susceptible to operational disruptions, any of which could adversely impact their operations.
Cyber security failures or breaches may result in financial losses to the Fund and its shareholders. For example, cyber security failures or breaches involving trading counterparties or issuers in which the Fund invests could adversely impact such counterparties or issuers and cause the Fund’s investment to lose value. These failures or breaches may also result in disruptions to business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate its NAV, process shareholder transactions or otherwise transact business with shareholders; impediments to trading; violations of applicable privacy and other laws; regulatory fines; penalties; third-party claims in litigation; reputational damage; reimbursement or other compensation costs; additional compliance and cyber security risk management costs and other adverse consequences. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.
Like with operational risk in general, the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security. However, there are inherent limitations in these plans and systems, including that certain risks may not have been identified, in large part because different or unknown threats may emerge in the future. As such, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers in which the Fund may invest, trading counterparties or third-party service providers to the
Fund. Such entities have experienced cyber attacks and other attempts to gain unauthorized access to systems from time to time, and there is no guarantee that efforts to prevent or mitigate the effects of such attacks or other attempts to gain unauthorized access will be successful.
There is also a risk that cyber security breaches may not be detected. The
Fund and its shareholders may suffer losses as a result of a cyber security breach related to the Fund, its service providers, trading counterparties or the issuers in which the Fund invests.
Short Exposure Risk
The Fund’s short sales or short positions, if any, are subject to special risks. A short sale involves the sale by the Fund of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. The Fund may also enter into a short position through a forward commitment or a short derivative position through a futures contract or swap agreement. If the price of the security or derivative has increased during this time, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any transaction costs (i.e., premiums and interest) paid to the broker-dealer to borrow securities. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security’s value cannot decrease below zero. By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The use of leverage may increase the Fund’s exposure to long security positions and make any change in the Fund’s NAV greater than it would be without the use of leverage. This could result in increased volatility of returns. There is no guarantee that any leveraging strategy the Fund employs will be successful during any period in which it is employed.
In times of unusual or adverse market, economic, regulatory, environmental or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, environmental, regulatory or political conditions generally may exist for long periods of time. In response to market events, the SEC and regulatory authorities in other jurisdictions may adopt (and in certain cases, have adopted) bans on, and/or

109  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

reporting requirements for, short sales of certain securities, including short positions on such securities acquired through swaps. Restrictions on and/or reporting of short selling and short positions may negatively impact and materially impair the Fund's ability to execute certain transactions. Also, there is the risk that the third party to the short sale or short position will not fulfill its contractual obligations, causing a loss to the Fund.
Equity Risk
Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Equity securities also include, among other things, common stocks, preferred securities, convertible stocks and warrants. The values of equity securities, such as common stocks and preferred securities, may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in inflation, interest or currency rates, financial system instability or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as regulatory changes, labor shortages or increased production costs and competitive conditions within an industry.Conversely, a change in financial condition or other event affecting a single issuer or industry may adversely impact securities markets as a whole. Equity securities generally have greater price volatility than most fixed income securities. These risks are generally magnified in the case of equity investments in distressed companies.
Other Pooled Investment Vehicles Risk
Subject to applicable limits under the 1940 Act, the Fund may invest in other pooled investment vehicles, including investment companies and Private Funds. When investing in an investment company, the Fund will generally bear its ratable share of that investment company's expenses and would remain subject to payment of the Fund's investment management fees and other expenses with respect to assets so invested. Common Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, other investment companies may utilize leverage, in which case an investment would subject the Fund to additional risks associated with leverage. Due to its own financial interest or other business considerations, the Investment Manager may choose to invest a portion of the Fund’s assets in investment companies sponsored or managed by the Investment Manager or its related parties in lieu of investments by the Fund directly in portfolio securities, or may choose to invest in such investment companies over investment companies sponsored or managed by others. Participation in a cash sweep program where the Fund's uninvested cash balance is used to purchase shares of affiliated or unaffiliated money market funds or cash management pooled investment vehicles at the end of each day subjects the Fund to the risks associated with the underlying money market funds or cash management pooled investment vehicles, including liquidity risk. Applicable law may limit the Fund’s ability to invest in other investment companies.
To the extent the Fund invests through one or more Private Funds, the
Fund would be exposed to the risks associated with such Private Fund’s investments. The Fund's investments in Private Funds would not be subject to the protections afforded to shareholders under the 1940 Act.
These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by Private Fund managers, and leverage limitations. By investing in Private Funds indirectly through the Fund, a shareholder would bear two layers of asset-based fees and expenses –
at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund. Investment in Private Funds carries the risk of loss due to a Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of Private Funds, the Fund, to the extent it invests in Private Funds, may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private
Funds.
Risk Retention Investment Risk
The Fund may invest in risk retention tranches of CMBS or other eligible securitizations, if any (“risk retention tranches”), which are eligible residual interests typically held by the sponsors of such securitizations pursuant to the final rules implementing the credit risk retention requirements of Section 941 of the Dodd-Frank Act (the “U.S. Risk Retention Rules”). In the case of CMBS transactions, for example, the U.S. Risk Retention Rules permit all or a portion of the retained credit risk associated with certain securitizations (i.e., retained risk) to be held by an unaffiliated “third party purchaser,” such as the Fund, if, among other requirements, the third-party purchaser holds its retained interest, unhedged, for at least five years following the closing of the CMBS transaction, after which it is entitled to transfer its interest in the securitization to another person that meets the requirements for a third-party purchaser. Even after the required holding period has expired, due to the generally illiquid nature of such investments, no assurance can be given as to what, if any, exit strategies will ultimately be available for any given position.
In addition, there is limited guidance on the application of the final U.S. Risk Retention Rules to specific securitization structures. There can be no assurance that the applicable federal agencies charged with the implementation of the final U.S. Risk Retention Rules (the Federal Deposit Insurance Corporation, the Comptroller of the Currency, the Federal Reserve Board, the SEC, the Department of Housing and Urban Development, and the Federal Housing Finance Agency) could not take positions in the future that differ from the interpretation of such rules taken or embodied in such securitizations, or that the final U.S. Risk Retention Rules will not change.

October
30
,
2026
|
Prospectus

110

PIMCO Flexible Credit Income Fund

Furthermore, in situations where the Fund invests in risk retention tranches of securitizations structured by third parties, the Fund may be required to execute one or more letters or other agreements, the exact form and nature of which will vary (each, a “Risk Retention
Agreement”) under which it will make certain undertakings designed to ensure such securitization complies with the final U.S. Risk Retention
Rules. Such Risk Retention Agreements may include a variety of representations, warranties, covenants and other indemnities, each of which may run to various transaction parties. If the Fund breaches any undertakings in any Risk Retention Agreement, it will be exposed to claims by the other parties thereto, including for any losses incurred as a result of such breach , which could be significant and exceed the value of the Fund’s investments.
Certain Affiliations
Certain broker-dealers may be considered to be affiliated persons of the Fund and/or the Investment Manager due to their possible affiliations with Allianz SE, the ultimate parent of the Investment Manager, or another Allianz entity. Allianz Asset Management of America LP merged with Allianz Asset Management of America LLC (“Allianz Asset Management”), with the latter being the surviving entity, effective January 1, 2023. Following the merger, Allianz Asset Management is PIMCO’s managing member and direct parent entity. Absent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions. This could limit the Fund’s ability to engage in securities transactions and take advantage of market opportunities.
The 1940 Act imposes significant limits on co-investment with affiliates of the Fund. The Fund has received exemptive relief from the SEC that, to the extent the Fund relies on such relief, permits it to (among other things) co-invest alongside certain other persons in privately negotiated investments, including certain affiliates of the Investment Manager and certain public or private funds managed by the Investment Manager and its affiliates, subject to certain terms and conditions. The exemptive relief from the SEC with respect to co-investments imposes a number of conditions on any co-investments made in reliance on such relief that may limit or restrict the Fund’s ability to participate in an investment or require it to participate in an investment to a lesser extent, which could negatively impact the Fund’s ability to execute its desired investment strategy and its returns. Subject to applicable law, the Fund may also invest alongside other PIMCO managed funds and accounts, including private funds and affiliates of the Investment Manager, without relying on the exemptive relief. Pursuant to co-investment exemptive relief, to the extent the Fund relies on such relief, the Fund will be able to invest in opportunities in which PIMCO and/or its affiliates has an investment, and PIMCO and/or its affiliates will be able to invest in opportunities in which a fund has made an investment.
Anti-Takeover Provisions
The Fund's Declaration includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. See “Anti-Takeover and Other Provisions in the Declaration of Trust and Bylaws.”
How the Fund Manages Risk
Hedging and Related Strategies.

The Fund may (but is not
required to) use various investment strategies to seek exposure to foreign currencies, or attempt to hedge exposure to reduce the risk of price fluctuations of its portfolio securities, the risk of loss, and to preserve capital, due to fluctuations in currency exchange rates relative to the U.S. dollar. See “The Fund’s Investment Objective and
Strategies—Portfolio Contents and Other Information—Foreign
Currencies and Related Transactions.” The Fund may also purchase credit default swaps for the purpose of hedging the Fund’s credit exposure to certain issuers and, thereby, seek to decrease its exposure to credit risk, and it may invest in structured notes or interest rate futures contracts or swap, cap, floor or collar transactions for the purpose of reducing the interest rate sensitivity of the Fund’s portfolio and, thereby, seek to decrease the Fund’s exposure to interest rate risk.
See “The Fund’s Investment Objective and Strategies—Portfolio
Contents and Other Information—Credit Default Swaps,” “The Fund’s
Investment Objective and Strategies—Portfolio Contents and Other
Information—Structured Notes and Related Instruments” and “The
Fund’s Investment Objective and Strategies—Portfolio Contents and
Other Information—Certain Interest Rate Transactions” in this prospectus. Other derivatives strategies and instruments that the Fund may use include, without limitation, financial futures contracts; short sales; other types of swap agreements or options thereon; options on financial futures; and options based on either an index or individual debt securities whose prices, PIMCO believes, correlate with the prices of the Fund’s investments. Income earned by the Fund from its hedging and related transactions may be subject to one or more special
U.S. federal income tax rules that can affect the amount, timing and/or character of distributions to Common Shareholders. For instance, income earned by the Fund from its foreign currency hedging activities, if any, may give rise to ordinary income that, to the extent not offset by losses from such activities, may be distributed to Common Shareholders and taxable at ordinary income rates. Therefore, any foreign currency hedging activities by the Fund can increase the amount of distributions taxable to Common Shareholders as ordinary income. See “Tax
Matters.” There is no assurance that these hedging strategies will be available at any time or that PIMCO will determine to use them for the
Fund or, if used, that the strategies will be successful. PIMCO may determine not to engage in hedging strategies or to do so only in unusual circumstances or market conditions. In addition, the Fund may be subject to certain restrictions on its use of hedging strategies imposed by guidelines of one or more regulatory authorities or ratings agencies that may issue ratings on any preferred shares issued by the
Fund.

111  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Use of Derivatives.

The Fund may use derivative instruments for
other purposes, including to seek to increase liquidity, provide efficient portfolio management, broaden investment opportunities (including taking short or negative positions), implement a tax or cash management strategy, gain exposure to a particular security or segment of the market, modify the effective duration of the Fund's portfolio investments and/or enhance total return.

October
30
,
2026
|
Prospectus

112

PIMCO Flexible Credit Income Fund

Management of the Fund
Trustees and Officers
The business of the Fund is managed under the direction of the Fund’s Board, including supervision of the duties performed by the Investment
Manager. The Board is currently composed of
seven
Trustees of the Fund (“Trustees”),
five
of whom are not “interested persons” of the Fund (as that
term is defined by Section 2(a)(19) of the 1940 Act). The Trustees meet periodically throughout the year to discuss and consider matters concerning the Fund and to oversee the Fund’s activities, including its investment performance, compliance program and risks associated with its activities. The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the Statement of Additional Information.
Investment Manager
PIMCO serves as the investment manager for the Fund. Subject to the supervision of the Board, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters.
PIMCO is located at 650 Newport Center Drive, Newport Beach, CA 92660. Organized in 1971, PIMCO provides investment management and advisory services to private accounts of institutional and individual clients and to registered investment companies
. PIMCO is a majority-owned
indirect subsidiary of Allianz SE, a publicly traded European insurance and financial services company. As of September 30,
2026
, PIMCO had
approximately $
2.29
trillion in assets under management, including $
1.90
trillion in third-party client assets. Assets include $
76.4
billion (as of
June 30,
2026
) in assets managed by Prime Real Estate (formerly Allianz Real Estate), an affiliate and wholly-owned subsidiary of PIMCO and PIMCO
Europe GmbH, that includes PIMCO Prime Real Estate GmbH, PIMCO Prime Real Estate LLC and their subsidiaries and affiliates. PIMCO Prime Real
Estate LLC investment professionals provide investment management and other services as dual personnel through Pacific Investment Management
Company LLC. PIMCO Prime Real Estate GmbH operates separately from PIMCO.
PIMCO may retain affiliates to provide various administrative and other services required by the Fund.
Investment Management Agreement
Pursuant to an investment management agreement between the Investment Manager and the Fund (the “Investment Management Agreement”), the
Fund has agreed to pay the Investment Manager an annual fee, payable monthly, in an amount equal to the lesser of (i) 1.30% of the Fund’s average daily “total managed assets” (as defined below) and (ii) 1.75% of the Fund's average daily net assets (excluding daily net assets attributable to any preferred shares of the Fund that may be outstanding). “Total managed assets” means the total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buybacks and borrowings). For purposes of calculating “total managed assets,” the liquidation preference of any preferred shares outstanding is not considered a liability. By way of clarification, with respect to any reverse repurchase agreement, dollar roll or similar transaction, “total managed assets” include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date. In addition, for purposes of calculating “total managed assets,” the Fund’s derivative investments will be valued based on their market value. Average daily net asset value includes total assets of the Fund minus accrued liabilities. For purposes of calculating the Fund's management fee, the Fund's “average daily net assets” shall not include daily net assets attributable to any preferred shares of the Fund that may be outstanding.
Pursuant to the Investment Management Agreement, PIMCO shall provide to the Fund investment guidance and policy direction in connection with the management of the Fund, including oral and written research, analysis, advice and statistical and economic data and information. In addition, under the terms of the Investment Management Agreement, subject to the general supervision of the Board
, PIMCO provides or causes to be
furnished all supervisory and administrative and other services reasonably necessary for the operation of the Fund under the unified management fee, including but not limited to the supervision and coordination of matters relating to the operation of the Fund, including any necessary coordination among the custodian, transfer agent, dividend disbursing agent, and recordkeeping agent (including pricing and valuation of the Fund), accountants, attorneys, and other parties performing services or operational functions for the Fund; the provision of adequate personnel, office space, communications facilities, and other facilities necessary for the effective supervision and administration of the Fund, as well as the services of a sufficient number of persons competent to perform such supervisory and administrative and clerical functions as are necessary for compliance with federal securities laws and other applicable laws; the maintenance of the books and records of the Fund; the preparation of all federal, state, local and foreign tax returns and reports for the Fund; the preparation, filing and distribution of any proxy materials (except as provided below), periodic reports to shareholders and other regulatory filings; the provision of administrative services to shareholders for the Fund including the maintenance of a shareholder information telephone number, the provision of certain statistical information and performance of the Fund, an internet website (if requested), and maintenance of privacy protection systems and procedures; the preparation and filing of such registration statements and other documents with such authorities as may be required to register a new class of shares of the Fund; the taking of other such actions as may be required by applicable law (including establishment and maintenance of a compliance program for the Fund); and the provision of administrative services to

113  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

shareholders as necessary, including: the maintenance of a shareholder call center; shareholder transaction processing; the provision of certain statistical information and performance of the Fund; a web servicing platform and internet website; access by PIMCO representatives to databases to assist with shareholder inquiries and reports; oversight of anti-money laundering monitoring systems and procedures; and processing of client registration applications.
Under the Investment Management Agreement, PIMCO will pay all expenses incurred by it in connection with its obligations under the Investment
Management Agreement with respect to the Fund, with the exception of certain expenses that are assumed by the Fund pursuant to the Investment
Management Agreement. In addition, PIMCO is responsible for the following costs expenses: expenses of all audits by the Fund’s independent public accountants; expenses of the Fund’s transfer agent, registrar, dividend disbursing agent, and recordkeeping agent; expenses and fees paid to agents and intermediaries for sub-transfer agency, sub-accounting and other shareholder services on behalf of shareholders of Shares of the Fund (or Shares of a particular Share class) held through omnibus and networked, record shareholder accounts (together, “Sub-Transfer Agency Expenses”), except where Sub-Transfer Agency Expenses are paid pursuant to a Rule 12b-1 or similar plan adopted by the Board; expenses of the Fund’s custodial services, including any recordkeeping services provided by the custodian; expenses of obtaining quotations for calculating the value of the Fund’s net assets; expenses of maintaining the Fund’s tax records; certain expenses and fees, including legal fees, incident to meetings of the Fund’s shareholders; certain expenses associated with the preparation, printing and distribution of the Fund’s prospectuses, notices and proxy statements, press releases and reports to existing shareholders; certain expenses associated with the preparation and filing of registration statements and updates thereto and reports with regulatory bodies; expenses associated with the maintenance of the Fund’s existence and qualification to do business; expenses (including registration fees) of issuing, redeeming and repurchasing (including expenses associated with the Fund’s repurchases pursuant to Rule 23c-3 under the 1940 Act); expenses associated with registering and qualifying for sale Common Shares with federal and state securities authorities following the initial registration of its Common Shares under the Securities Act (i.e., that are not organizational and offering expenses of the Fund specified below) and following any registration of a new class of shares of the Fund subsequent to its initial registration; and
the expense of qualifying and listing existing Common Shares with any securities exchange or other trading system; the Fund’s ordinary legal fees, including the legal fees that arise in the ordinary course of business for a Massachusetts business trust, registered as a closed-end management investment company and, as applicable, that operates as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act, or that is listed for trading with a securities exchange or other trading system; costs of printing certificates representing Common Shares of the Fund, if any; the Fund’s pro rata portion of the fidelity bond required by Section 17(g) of the 1940 Act, or other insurance premiums; and organizational and offering expenses, including registration (including share registration) fees, legal, marketing, printing, accounting and other expenses, in connection with any registration of a new class of shares of the Fund subsequent to its initial registration.
The Fund (and not PIMCO) is responsible for certain fees and expenses that are not covered by the unified management fee under the Investment
Management Agreement. These include salaries and other compensation or expenses, including travel expenses, of any of the Fund’s executive officers and employees, if any, who are not officers, directors, shareholders, members, partners or employees of PIMCO or its subsidiaries or affiliates;
taxes and governmental fees, if any, levied against the Fund; brokerage fees and commissions, and other portfolio transaction expenses incurred by or for the Fund (including, without limitation, fees and expenses of outside legal counsel or third-party consultants retained in connection with reviewing, negotiating and structuring specialized loans and other investments made by the Fund, and any costs associated with originating loans, asset securitizations, alternative lending-related strategies and so-called “broken-deal costs” (e.g., fees, costs, expenses and liabilities, including, for example, due diligence-related fees, costs, expenses and liabilities, with respect to unconsummated investments)); expenses of the Fund’s securities lending (if any), including any securities lending agent fees, as governed by a separate securities lending agreement; costs, including interest expenses, of borrowing money or engaging in other types of leverage financing including, without limitation, through the use by the Fund of reverse repurchase agreements, dollar rolls/buybacks, bank borrowings, credit facilities and tender option bonds; costs, including dividend and/or interest expenses and other costs (including, without limitation, offering and related legal costs, fees to brokers, fees to auction agents, fees to transfer agents, fees to ratings agencies and fees to auditors associated with satisfying ratings agency requirements for preferred shares or other securities issued by the Fund and other related requirements in the Fund’s organizational documents) associated with the Fund’s issuance, offering, redemption and maintenance of preferred shares, commercial paper or other instruments (such as the use of reverse repurchase agreements, dollar rolls/buybacks, bank borrowings, credit facilities and tender option bonds) for the purpose of incurring leverage; fees and expenses of any underlying funds or other pooled vehicles in which the Fund invests; dividend and interest expenses on short positions taken by the Fund; fees and expenses, including travel expenses, and fees and expenses of legal counsel retained for their benefit, of Trustees who are not officers, employees, partners, shareholders or members of PIMCO or its subsidiaries or affiliates; extraordinary expenses, including extraordinary legal expenses, as may arise, including, without limitation, expenses incurred in connection with litigation, proceedings, other claims, and the legal obligations of the Fund to indemnify its Trustees, officers, employees, shareholders, distributors, and agents with respect thereto; fees and expenses, including legal, printing and mailing, solicitation and other fees and expenses associated with and incident to shareholder meetings and proxy solicitations involving contested elections of Trustees, shareholder proposals or other non-routine matters that are not initiated or proposed by Fund management; organizational and offering expenses of the Fund, including registration (including Share registration fees), legal, marketing, printing, accounting and other expenses, associated with organizing the Fund in its state of jurisdiction and in connection with the initial registration of the Fund under the 1940 Act and the initial registration of its Common Shares under the Securities Act (i.e., through the effectiveness of the Fund’s initial registration statement on Form

October
30
,
2026
|
Prospectus

114

PIMCO Flexible Credit Income Fund

N-2) and fees and expenses associated with seeking, applying for and obtaining formal exemptive, no-action and/or other relief from the SEC in connection with the issuance of multiple share classes; except as otherwise provided as an expense of PIMCO, any expenses allocated or allocable to a specific class of Common Shares, including without limitation sub-transfer agency expenses and distribution and/or services fees paid pursuant to a
Rule 12b-1 or similar plan adopted by the Board for a particular share class; and expenses of the Fund which are capitalized in accordance with
U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).
PIMCO may earn a profit on the management fee paid by the Fund. Also, under the terms of the Investment Management Agreement, PIMCO, and not Common Shareholders, would benefit from any price decreases in third-party services, including decreases resulting from an increase in net assets.
Because the management fee received by PIMCO is based on the average daily total managed assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, tender option bonds, borrowings and any preferred shares that may be outstanding, if any),
PIMCO has a financial incentive for the Fund to utilize reverse repurchase agreements, dollar rolls/buybacks, tender option bonds and borrowings or to issue preferred shares, which may create a conflict of interest between PIMCO, on the one hand, and Common Shareholders, on the other hand.
A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended June 30,
2026
.
Affiliated Service Providers
The Fund (and/or one more of its subsidiaries or special purpose entities) may engage or otherwise transact with one or more Service Providers (as defined below) in connection with its ongoing operations, including in respect of portfolio investments. “Service Providers” include consultants, advisors, transaction finders or sourcers, operating partners, loan and other servicers, loan and other originators, collateral managers, program managers, property and other asset managers, leasing agents, asset monitors and administrators (including copyright administrators), developers, project managers, investment bankers, brokers, accountants, valuation agents, waterfall agents, calculation agents, paying agents, billing and collection agents, trustees, master servicers, software providers, tax preparers and consultants, analytic service providers, technology professionals, pricing/modeling service providers, insurance providers, legal counsel, appraisers, industry or sector experts, joint venture partners and development partners, regulatory and compliance service providers, contract employees, outside legal counsel and/or temporary employees (as well as secondees of any of the foregoing), and other persons providing similar types of services, whether working onsite at PIMCO offices or offsite. Service Providers will provide services in respect of the Fund, its subsidiaries, portfolio investments and/or the other entities in which the Fund directly or indirectly invests.
Certain Service Providers may be owned by or otherwise related to the Fund or another PIMCO client, such as a PIMCO-sponsored private fund, and in certain cases, Service Providers are expected to be, or be owned by, employed by, or otherwise related to, PIMCO, its affiliates and/or its respective employees, consultants and other personnel.
Fee Reduction Agreement
As discussed in its “Investment Objective and Strategies” section, the Fund may pursue its investment objectives by investing in a REIT Subsidiary. The
REIT Subsidiary may enter into a separate contract with PIMCO whereby the REIT Subsidiary would pay PIMCO a management fee in consideration of
PIMCO providing investment management and other services to the REIT Subsidiary. PIMCO may determine to reduce the Fund's unified management fee in an amount equal to the management fee payable by the REIT Subsidiary to PIMCO. The REIT Subsidiary's management fee would be the sole liability of the REIT Subsidiary and the Fund would not be directly liable to PIMCO for any portion of such fee.
Expense Limitation Agreement
PIMCO has contractually agreed, through November 1,
2027
, to waive its management fee, or reimburse the Fund, to the extent that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees (the “Specified
Expenses”) exceed 0.07% of the Fund’s average daily net assets (the “Expense Limitation Agreement”). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then current term, or unless the Fund terminates the agreement upon 90 days notice or the Fund’s investment management agreement with PIMCO terminates.
Under the Expense Limitation Agreement, if, in any month in which the investment management agreement is in effect, the estimated annualized
Specified Expenses for that month are less than the Expense Limit, PIMCO is entitled to reimbursement by the Fund of any portion of the management fee waived or reduced as set forth above (the “Reimbursement Amount”) within thirty-six months of the time of the waiver, provided that such amount paid to PIMCO will not (1) together with the annualized Specified Expenses exceed, for such month, the Expense Limit; (2) exceed the total Reimbursement Amount; or (3) include any amounts previously reimbursed to PIMCO. For the avoidance of doubt, any reimbursement of
PIMCO’s management fee pursuant to the Expense Limitation Agreement plus any recoupment of Specified Expenses will not exceed the lesser of (i)
the expense limit in effect at the time of waiver or reimbursement and (ii) the expense limit in effect at the time of recoupment.

115  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Portfolio Managers
The following individuals share primary responsibility for managing the Fund:

Name	Since	Recent Professional Experience
Daniel J. Ivascyn	Inception
Group Chief Investment Officer and Managing Director, PIMCO. He is lead portfolio manager for the firm's income, credit hedge fund, and mortgage opportunistic strategies, and is also a portfolio manager for total return strategies. He is a member of PIMCO's Executive Committee and a member of the
Investment Committee. Mr. Ivascyn joined PIMCO in 1998, previously having been associated with Bear
Stearns in the asset-backed securities group, as well as T. Rowe Price and Fidelity Investments. He has investment experience since 1992 and holds an MBA in analytic finance from the University of Chicago
Graduate School of Business and a bachelor’s degree in economics from Occidental College.

Alfred T. Murata	Inception
Managing Director, PIMCO. Mr. Murata is a portfolio manager and manages income-oriented, multi-sector credit, opportunistic and securitized strategies. Prior to joining PIMCO in 2001, he researched and implemented exotic equity and interest-rate derivatives at Nikko Financial Technologies.
He has investment experience since 2000 and holds a Ph.D. in engineering-economic systems and operations research from Stanford University. He also earned a J.D. from Stanford Law School and is a member of the State Bar of California.

Jamie Weinstein	November 2020
Managing Director, PIMCO. Mr. Weinstein is a managing director and portfolio manager and leads corporate special situations, focusing on PIMCO’s opportunistic and alternative strategies within corporate credit. Prior to joining PIMCO in 2019, he worked for KKR as a portfolio manager for the firm’s special situations funds and portfolios, which he managed since their inception in 2009. He was also a member of the firm’s special situations, real estate, and India NBFC investment committees and the KKR credit portfolio management committee. Previously, Mr. Weinstein was a portfolio manager with responsibility across KKR’s credit strategies. He has investment experience since 2001 and holds an
MBA from Stanford University and a bachelor’s degree in civil engineering and operations research from
Princeton University.

Jason Steiner	April 2025
Managing Director, PIMCO. Mr. Steiner is a portfolio manager and leads PIMCO’s multi-sector and asset-based private lending and opportunistic strategies. He is responsible for residential mortgage credit across public and private markets. In addition to his portfolio management responsibilities, he sits on the firm’s Executive Committee and is a member of the PM management committee. Prior to joining
PIMCO in 2009, Mr. Steiner spent eight years at Natixis Capital Markets in New York, focusing on trading residential mortgage-backed securities (RMBS). He has investment experience since 2001 and holds undergraduate degrees in mathematics and computer science from Boston College.

Josh Anderson	April 2025
Managing Director, PIMCO. Mr. Anderson is a portfolio manager on the income team, leads the global asset-backed securities (ABS) portfolio management team and supports PIMCO’s opportunistic strategies. Previously at PIMCO, he oversaw PIMCO's European opportunistic investments across public and private mortgage, real estate and specialty finance markets, and earlier he was a structured product portfolio manager in the Newport Beach office. Prior to joining PIMCO in 2003, he was an analyst at
Merrill Lynch covering both the residential ABS and collateralized debt obligation sectors and was ranked as one of the top analysts by Institutional Investor magazine. He was previously a portfolio manager at Merrill Lynch Investment Managers. He has investment experience since 1996 and holds an
MBA from the State University of New York, Buffalo.

Russell Gannaway	April 2025
Managing Director, PIMCO. Mr. Gannaway is a senior member of the Tactical Opportunities portfolio management team and a member of various investment committees across PIMCO’s alternative credit and private strategies platform. Prior to joining PIMCO in 2009, he served as an associate with JER
Partners in New York. He has specialized in commercial real estate and commercial mortgage-backed securities (CMBS), including mezzanine loans, B notes and CMBS B pieces. He has investment experience since 2005 and holds an undergraduate degree in business administration from the
University of Georgia.

Jason Duko	April 2025
Executive Vice President, PIMCO. Mr. Duko is a portfolio manager focusing on U.S. leveraged finance, including bank loans and collateralized loan obligations (CLOs), high yield, and multi-sector credit strategies. Prior to rejoining PIMCO in 2023, he was at Ares Management, where he was a partner and portfolio manager responsible for managing U.S. bank loan credit strategies. He was at PIMCO from
2011–2018, managing bank loan portfolios and responsible for secondary loan trading across all sectors. Previously, he held roles at Lord Abbett, Nomura Corporate Research and Asset Management
(NCRAM), and ING Pilgrim Research. He has investment experience since 1998 holds an undergraduate degree in finance from Arizona State University.

Matthew Tuten	April 2025
Executive Vice President, PIMCO. Mr. Tuten is a portfolio manager focusing on commercial mortgage-backed securities (CMBS) and commercial real estate (CRE) investments. Prior to joining
PIMCO in 2019, he spent four years managing the CMBS and CRE debt portfolio within the structured products group at Och-Ziff Capital Management in New York. Previously, he spent two years as a CMBS trader at Prosiris Capital Management, after completing the two-year analyst program at RBS in the debt origination group and trading desk. He has investment experience since 2010 and holds a bachelor of science in economics degree from the Wharton School at the University of Pennsylvania.

October
30
,
2026
|
Prospectus

116

PIMCO Flexible Credit Income Fund

Name	Since	Recent Professional Experience
Michael Chiao	April 2025
Executive Vice President, PIMCO. Mr. Chiao is a portfolio manager focusing primarily on residential loan investments. Prior to joining PIMCO in 2017, he worked at Fortress Investment Group, focused on non-agency residential mortgage-backed securities (RMBS) and various structured products. Previously,
Mr. Chiao spent three years at PIMCO as a portfolio management associate, and he began his career as an analyst in the whole loan trading and securitization group at Countrywide Capital Markets. He has investment experience since 2009 and holds an undergraduate degree from California State Polytechnic
University, Pomona.

Vineet Agrawal	April 2025
Executive Vice President, PIMCO. Mr. Agrawal is a portfolio manager specializing in private asset-based finance, structured credit, and special situations investing. Since joining PIMCO in 2015, he has focused on sourcing, structuring, and managing private investments across asset-backed and digital infrastructure, and he has helped develop PIMCO's private asset-based finance capabilities. Prior to joining PIMCO in 2015, he held investment roles at the Royal Bank of Scotland, Macquarie and
Goldman Sachs. He has investment experience since 2007 and holds an MBA from the Sloan School of
Management at the Massachusetts Institute of Technology and an undergraduate degree from the
Indian Institute of Technology, Bombay.

Will Dionisio	April 2025
Senior Vice President, PIMCO. Mr. Dionisio is a portfolio manager focusing on commercial real estate debt investments. Prior to joining PIMCO in 2019, he worked for The Related Companies’ fund management platform where he invested in mezzanine construction loans and was responsible for underwriting, structuring, and closing investments. Previously, Mr. Dionisio worked in J.P. Morgan’s commercial mortgage-backed securities group. He has investment experience since 2014 and holds an undergraduate degree in business with a concentration in finance from Tulane University’s Freeman
School of Business.

Please see the Statement of Additional Information for additional information about other accounts managed by the portfolio managers, the portfolio managers’ compensation and the portfolio managers’ ownership of shares of the Fund.
Control Persons
A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of October 6,
2026
, the Fund did not know of any person or entity who “controlled” the Fund. Please see “Securities Ownership” in the Fund's Statement of
Additional Information for additional information on any control persons.
Additional Information
The Trustees are responsible generally for overseeing the management of the Fund. The Trustees authorize the Fund to enter into service agreements with the Investment Manager, the Distributor and other service providers in order to provide, and in some cases authorize service providers to procure through other parties, necessary or desirable services on behalf of the Fund. Shareholders are not intended to be third-party beneficiaries of such service agreements.
Neither this prospectus, the Fund’s Statement of Additional Information, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund. The Trustees may amend this prospectus, the Statement of Additional
Information, and any other contracts to which the Fund is a party, and interpret the investment objective, policies, restrictions and contractual provisions applicable to the Fund without shareholder input or approval, except in circumstances in which shareholder approval is specifically required by law (such changes to fundamental investment policies) or where a shareholder approval requirement is specifically disclosed in this prospectus or the Statement of Additional Information.

117  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Plan of Distribution
PIMCO Investments LLC, an affiliate of PIMCO, is the principal underwriter and distributor of the Fund’s Common Shares pursuant to a distribution contract (the “Distribution Contract”) with the Fund. The
Distributor, located at 1633 Broadway, New York, New York 10019, is a broker-dealer registered with the SEC and is a member of the Financial
Industry Regulatory Authority (“FINRA”). The Distributor is a wholly owned subsidiary of PIMCO and an indirect subsidiary of Allianz Asset
Management. The Distributor does not participate in the distribution of non-PIMCO managed registered fund products.
The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Contract. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund.
Common Shares of the Fund are continuously offered through the
Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. The Common Shares will be offered at NAV per share (plus any applicable sales load) calculated each regular business day. Please see “How Fund Shares are Priced” below.
The Fund and the Distributor have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.
The Fund’s Common Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Fund’s Common
Shares and the Fund does not anticipate that a secondary market will develop for its Common Shares. Investors should consider Common
Shares of the Fund to be an illiquid investment. Neither the Investment
Manager nor the Distributor intends to make a market in the Fund’s
Common Shares.
The Fund has agreed to indemnify the Distributor and certain of the
Distributor’s affiliates against certain liabilities, including certain liabilities arising under the Securities Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the Securities Act, as amended, and in connection with the services rendered to the Fund.
Share Classes
The Fund has adopted a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 18f-3 as a condition of an exemptive order under the 1940 Act which permits it to have, among other things, a multi-class structure and distribution and shareholder servicing fees. Under the Multi-Class Plan, shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b)
each class of shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.
The Fund currently offers five separate classes of Common Shares:
Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4. Each
share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.
■
Institutional Class Common Shares are offered for investment to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations, including certain non-U.S. investment companies operating as “feeder
funds,” and individuals that can meet the minimum investment.
Institutional Class Common Shares may also be offered through certain financial firms (including through retail separately managed accounts (i.e., wrap accounts) managed by PIMCO) that charge their customers transaction or other fees with respect to their customers’ investments in the Fund.
■
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are
not available for purchase directly from the Distributor and are primarily offered and sold to retail investors by certain
broker-dealers which are members of FINRA and which have
agreements with the Distributor to sell Class A-1, Class A-2,
Class A-3 or Class A-4 Common Shares, but may be made
available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.
Individual shareholders who hold Common Shares through financial intermediaries, pensions or profit sharing plans may not be eligible to hold Common Shares of the Fund outside of their respective financial intermediary platform or plan.
Class A-1, Class A-2, Class A-3 and Class A-4 Distribution and
Servicing Plans
The Fund has adopted separate Distribution and Servicing Plans for the
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares of the
Fund. Each Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have, among other things, a multi-class structure and distribution and shareholder servicing fees. Each
Distribution and Servicing Plan permits the Fund to compensate the
Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A-1, Class A-2, Class A-3 or Class A-4
Common Shares, as applicable. Most or all of the distribution and/or service fees are paid to financial firms through which Common

October
30
,
2026
|
Prospectus

118

PIMCO Flexible Credit Income Fund

Shareholders may purchase or hold Class A-1, Class A-2, Class A-3 and
Class A-4 Common Shares, as applicable. Because these fees are paid out of the applicable share class’s assets on an ongoing basis, over time they will increase the cost of an investment in Class A-1, Class A-2,
Class A-3 or Class A-4 Common Shares and may cost you more than other types of sales charge.
The maximum annual rates at which the distribution and/or servicing fees may be paid under the Distribution and Servicing Plan for Class A-1 and Class A-2 Common Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A-1 Common Shares and Class A-2 Common Shares) is 0.50%.
The maximum annual rates at which the distribution and/or servicing fees may be paid under the Distribution and Servicing Plan for Class A-3 and Class A-4 Common Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A-3 Common Shares and Class A-4 Common Shares) is 0.75%.
Servicing Arrangements
The Fund’s Common Shares may be available through certain
broker-dealers, banks, trust companies, insurance companies and other financial firms that have entered into selling and/or shareholder servicing arrangements with respect to the Fund. A financial firm is one that, in exchange for compensation, sells, among other products, registered investment company shares (including the shares offered in this prospectus) or provides services for registered investment company shareholders.
These financial firms provide varying investment products, programs, platforms and accounts, through which investors may purchase Common
Shares of the Fund. Selling and/or shareholder servicing arrangements typically include processing orders for shares, generating account and confirmation statements, sub-accounting, account maintenance, tax reporting, collecting and posting distributions to investor accounts and disbursing cash dividends as well as other investment or administrative services required for the particular firm’s products, programs, platform and accounts. These financial firms may impose additional or different conditions than the Fund on purchases of Common Shares. They may also independently establish and charge their customers or program participants transaction fees, account fees and other amounts in connection with purchases of Common Shares in addition to any fees imposed by the Fund. These additional fees may vary and over time could increase the cost of an investment in the Fund and lower investment returns. Each financial firm is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases. Shareholders who are customers of these financial firms or participants in programs serviced by them should contact the financial firm for information regarding these fees and conditions.
PIMCO and/or its affiliates may make payments to financial firms for the shareholder services provided. These payments are made out of PIMCO’s or its affiliates’ resources, including the management fees paid to PIMCO under the Fund’s Investment Management Agreement. The actual services provided by these firms, and the payments made for such services, vary from firm to firm and, in some instances, vary with respect to a single firm according to investment channel. The payments are based on a fixed dollar amount for each account and position maintained by the financial firm and/or a percentage of the value of shares held by investors through the firm. Please see the Statement of Additional
Information for more information.
These payments may be material to financial firms relative to other compensation paid by the Fund, PIMCO and/or its affiliates (as applicable) and may be in addition to other fees and payments, such as distribution and/or service fees (12b-1), revenue sharing or “shelf space”
fees and event support, other non-cash compensation and charitable contributions paid to or at the request of such firms (described below).
Also, the payments may differ depending on the share class or investment channel and may vary from amounts paid to the Fund’s transfer agent for providing similar services to other accounts. PIMCO and/or its affiliates do not control these financial firms’ provision of the services for which they are receiving payments.
Other Payments to Financial Firms
Some or all of the sales charges, distribution fees and servicing fees described above are paid or “reallowed” to the financial firm, including their financial professionals through which you purchase your shares.
Revenue Sharing/Marketing Support.

The Distributor or PIMCO
(for purposes of this subsection only, collectively, “PIMCO”) make payments and provide other incentives to financial firms as
compensation for services such as providing the Fund with “shelf space,”
or a higher profile for the financial firms’ financial professionals and their customers, placing the Fund on the financial firms’ preferred or recommended fund list, granting PIMCO access to the financial firms’
financial professionals and furnishing marketing support and other specified services. These payments may be significant to the financial firms.
A number of factors are considered in determining the amount of these additional payments to financial firms. On some occasions, such payments may be conditioned upon levels of sales, including the sale of a specified minimum dollar amount of the shares of the Fund and/or other funds sponsored by PIMCO together or a particular class of shares, during a specified period of time. PIMCO also makes payments to one or more financial firms based upon factors such as the amount of assets a financial firm’s clients have invested in the Fund and the quality of the financial firm’s relationship with PIMCO and/or its affiliates.
The additional payments described above are made from PIMCO’s (or its affiliates’) own assets (and sometimes, therefore referred to as “revenue sharing”) pursuant to agreements with financial firms and do not change the price paid by investors for the purchase of the Fund’s shares or the amount the Fund will receive as proceeds from such sales. These payments may be made to financial firms (as selected by PIMCO) that have sold significant amounts of shares of the Fund or other funds sponsored by PIMCO. In certain cases, the payments described in the preceding sentence may be subject to minimum payment levels or vary based on the management fee or total expense ratio of the Fund. In lieu of payments pursuant to the foregoing terms, PIMCO makes, in certain

119  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

instances, payments of an agreed upon amount which normally will not exceed the amount that would have been payable pursuant to the formula as of the effective date of the agreement.
Ticket Charges.

In addition to the payments described above, PIMCO
makes payments to financial firms in connection with certain transaction fees (also referred to as “ticket charges”) incurred by the financial firms.
Event Support; Other Non-Cash Compensation; Charitable
Contributions.

In addition to the payments described above, PIMCO
pays and/or reimburses, at its own expense, financial firms’ sponsorship and/or attendance at conferences, seminars or informational meetings
(which may include events held through video technology, to the extent permitted by applicable regulation) (“event support”), provides financial firms or their personnel with occasional tickets to events or other entertainment (which, in some instances, is held virtually), meals and small gifts and pays or provides reimbursement for reasonable travel and lodging expenses for attendees of PIMCO educational events (“other non-cash compensation”), and makes charitable contributions to valid charitable organizations at the request of financial firms (“charitable contributions”) to the extent permitted by applicable law, rules and regulations.
Visits; Training; Education.

In addition to the payments described
above, wholesale representatives and employees of PIMCO or its affiliates visit financial firms on a regular basis to educate financial professionals and other personnel about the Fund and to encourage the sale or recommendation of Fund shares to their clients. PIMCO may also provide (or compensate consultants or other third parties to provide)
other relevant training and education to a financial firm’s financial professionals and other personnel.
Platform Support; Consultant Services.

PIMCO also may make
payments or reimbursements to financial firms or their affiliated companies, which may be used for their platform development, maintenance, improvement and/or the availability of services including, but not limited to, platform education and communications, relationship management support, development to support new or changing
products, eligibility for inclusion on sample fund line-ups, trading or order taking platforms and related infrastructure/technology and/or legal, risk management and regulatory compliance infrastructure in support of investment-related products, programs and services (collectively,
“platform support”). PIMCO may also make payments to third party law firms or other service providers that provide certain due diligence services to financial firms with respect to the Fund and/or PIMCO in connection with such financial firm determining whether to include the
Fund on its platform. Subject to applicable law, PIMCO and its affiliates may also provide investment advisory services to financial firms and their affiliates and may execute brokerage transactions on behalf of the Fund with such financial firms’ affiliates. These financial firms or their affiliates may, in the ordinary course of their financial firm business, recommend that their clients utilize PIMCO’s investment advisory services or invest in the Fund or in other products sponsored or distributed by PIMCO or its affiliates. Some platform support arrangements also may entitle the
Distributor or PIMCO to ancillary benefits such as reduced fees to attend a financial firm’s event or conference or elimination of one-time setup fees, such as CUSIP charges that financial firms otherwise may charge. In addition, PIMCO may pay investment consultants or their affiliated companies for certain services including technology, operations, tax, or audit consulting services and may pay such firms for PIMCO’s attendance at investment forums sponsored by such firms (collectively, “consultant services”).
Data.

PIMCO also may make payments or reimbursements to financial
firms or their affiliated companies for various studies, surveys, industry data, research and information about, and contact information for, particular financial professionals who have sold, or may in the future sell, shares of the Fund or other PIMCO-advised funds (i.e., “data”). Such payments may relate to
the amount of
assets a financial firm’s clients
have invested in the Fund or other PIMCO-advised funds.
Payments.

Payments for items including event support, platform
support, data and consultant services (but not including certain account services), as well as revenue sharing, are, in certain circumstances, bundled and allocated among these categories in PIMCO’s discretion.
Portions of such bundled payments allocated by PIMCO to revenue sharing shall remain subject to the percentage limitations on revenue sharing payments disclosed above. The financial firms receiving such bundled payments may characterize or allocate the payments differently from PIMCO’s internal allocation. In addition, payments made by PIMCO to a financial firm and allocated by PIMCO to a particular category of services can in some cases result in benefits related to, or enhance the eligibility of, PIMCO or the Fund to receive, services provided by the financial firm that may be characterized or allocated to one or more other categories of services. If investment advisers, distributors or affiliated persons of funds make payments and provide other incentives in differing amounts, financial firms and their financial professionals may have financial incentives for recommending a particular fund over other funds. In addition, depending on the arrangements in place at any particular time, a financial firm and its financial professionals also may have a financial incentive for recommending a particular share class over other share classes.
A shareholder who holds Fund Common
Shares through a financial firm should consult with the
shareholder’s financial professional and review carefully any disclosure by the financial firm as to its compensation received by the financial professional.
Although the Fund may use financial
firms that sell Fund Common Shares to effect transactions for the Fund’s portfolio, the Fund and PIMCO will not consider the sale of Fund
Common Shares as a factor when choosing financial firms to effect those transactions. For further details about payments made by PIMCO to financial firms, please see the Statement of Additional Information.
Purchasing Shares
The following section provides basic information about how to purchase
Common Shares of the Fund.
The Fund typically offers and sells its shares to U.S. residents, and may offer and sell its shares to certain non-U.S. investment companies operating as “feeder funds.” The Fund may also offer and sell its shares directly or indirectly to other non-U.S. residents from time to time,

October
30
,
2026
|
Prospectus

120

PIMCO Flexible Credit Income Fund

including in private transactions. For purposes of this policy, a
U.S. resident is defined as an account with (i) a U.S. address of record and (ii) all account owners residing in the U.S. at the time of sale.
If you are eligible to buy Institutional Class Common Shares as well as either Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares, you
should buy Institutional Class Common Shares because Class A-2 and
Class A-4 Common Shares may be subject to sales charges, and each of
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares will pay an annual distribution and/or service fee.
Individual shareholders who purchase Common Shares through financial intermediaries, pensions or profit sharing plans may not be eligible to hold Common Shares outside of their respective plan or financial intermediary platform. Certain broker-dealers with agreements with the distributor are authorized to receive purchase and repurchase requests for transmission to the Fund and in some cases may designate other financial intermediaries to receive such orders.
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares
Eligible investors may purchase Class A-1, Class A-2, Class A-3 and
Class A-4 Common Shares through their broker-dealer or other financial firm. Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are
not available for purchase directly from the Distributor.
■
Through your broker-dealer or other financial firm.

Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are
primarily offered and sold to retail investors by certain
broker-dealers that are members of FINRA and that have
agreements with the distributor to offer Class A-1, Class A-2,
Class A-3 or Class A-4 Common Shares, but may be made
available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Your broker-dealer or other financial firm may establish different minimum investment requirements than the Fund and
may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm and instructions for buying, selling, exchanging or transferring Class A-1, Class A-2, Class A-3 or
Class A-4 Common Shares must be submitted by your
broker-dealer or other financial firm on your behalf.
Institutional Class Common Shares
Eligible investors may purchase Institutional Class Common Shares in the following ways:
■
Through your broker-dealer or other financial firm.
Institutional Class Common Shares may be offered through certain financial firms (including through retail separately managed accounts (i.e., wrap accounts) managed by PIMCO) that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Your broker-dealer or other financial firm may establish higher or lower minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm. If you purchase shares through a broker-dealer or other financial firm, instructions for buying, selling, exchanging or transferring
Institutional Class Common Shares must be submitted by your
financial firm or broker-dealer on your behalf.
■
Through the Distributor.
You should discuss your investment
with your financial advisor before you make a purchase to be sure the Fund is appropriate for you. Investors who meet the minimum investment amount and wish to invest directly in Institutional
Class Common Shares may obtain an Account Application online at pimco.com/forms or by calling 844.312.2113. If you do not list a financial advisor and his/her brokerage firm on the Account
Application, the Distributor is designated as the broker of record, but solely for purposes of acting as your agent to purchase shares.
The completed Account Application may be submitted using the following methods:

Facsimile: 844.643.0432

Overnight Mail:

PIMCO Interval Funds

801 Pennsylvania Avenue

Suite 219993

Kansas City, MO 64105-1307

Regular Mail:

PIMCO Interval Funds

P.O. Box 219993

Kansas City, MO 64121-9993

E-mail: PIMCOAltProcessing@SSCInc.com

For inquiries, please call 844.312.2113.
Payment for the purchase of Common Shares may be made by check payable to the PIMCO Interval Funds and sent to the Regular Mail address above; or by wiring federal funds to:

PIMCO Interval Funds

United Missouri Bank

928 Grand Blvd

Kansas City, MO 64106

ABA 101000695

DDA 9872291743

ACCT: Your PIMCO Account Number

FFC: Shareholder Name and Fund Identifier
Before wiring federal funds, the investor must provide order instructions to the transfer agent by facsimile at 844.643.0432 or by e-mail at
PIMCOAltProcessing@SSCInc.com. Under normal circumstances, in order to receive the current day’s NAV, order instructions must be received in good order prior to the close of regular trading on the New York Stock

121  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Exchange (“NYSE”) (normally 4:00 p.m., Eastern time) (“NYSE Close”).
Instructions must include the name and signature of an authorized person designated on the Account Application (“Authorized Person”), account name, account number, name of the Fund and dollar amount.
Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order.
An investor may place a purchase order for Common Shares without first wiring federal funds if the purchase amount is to be derived from an advisory account managed by PIMCO or one of its affiliates, or from an account with a broker-dealer or other financial firm that has established a processing relationship with the Fund on behalf of its customers
Investment Minimums
■
Class A-1, Class A-2, Class A-3 and Class A-4 Common
Shares.

The following investment minimums apply for purchases
of Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares

Initial Investment	Subsequent Investments
$2,500 per account	$50
■
Institutional Class Common Shares.

The following
investment minimums apply for purchases of Institutional
Class Common Shares:

Initial Investment	Subsequent Investments
$1 million per account	None
The initial investment minimums may be modified for certain financial firms that submit orders on behalf of their customers, including retail investors in separately managed accounts (i.e., wrap accounts) managed by PIMCO. The Fund or the Distributor may lower or waive the minimum initial investment for certain classes of shares or categories of investors at their discretion. The minimum initial investment may also be modified for the Trustees and certain employees and their extended family members of PIMCO and its affiliates. For these purposes, “extended family members” shall include such person’s spouse or domestic partner, as recognized by applicable state law, children, siblings, current brother/sister-in-laws, parents, and current father/mother-in-laws. Please see the Statement of Additional Information for details.
■
Additional Investments.

An investor may purchase additional
Institutional Class Common Shares of the Fund at any time by sending a facsimile or e-mail as outlined above. If you invest in
Common Shares through a broker-dealer, contact your financial firm for information on purchasing additional Common Shares.
■
Other Purchase Information.

Purchases of the Fund’s
Common Shares will be made in full and fractional shares.
The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order
,
in whole or in part for reasons such as compliance with
anti-money laundering
,
anti-terrorism
or sanctions obligations and
requirements.
In the interest of economy and convenience, certificates for shares will not be issued.
Sales Charge - Class A-2 and Class A-4 Common Shares
This section includes important information about sales charge reduction programs available to investors in Class A-2 and/or Class A-4 Common
Shares of the Fund and describes information or records you may need to provide to the Distributor or your financial firm in order to be eligible for sales charge reduction programs.
Unless you are eligible for a waiver, the public offering price you pay when you buy Class A-2 or Class A-4 Common Shares of the Fund is the
NAV of the shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below. No sales charge is imposed where Class A-2 or Class A-4 Common Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. For investors investing in
Class A-2 or Class A-4 Common Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that you obtain the proper “breakpoint” discount.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward
rounding was required during the calculation process.
Class A-2 and Class A-4 Common Shares are subject to a 3.00%
maximum sales charge as a percentage of the offering price (3.09% as a percentage of net amount invested).
Class A-2 Common Shares are subject to the following sales
charge:

Your Investment	As a % of Public Offering Price	As a % of Net Amount Invested
Less than $100,000	2.00% (1)	2.04% (1)
$100,000 - $249,999.99	1.00%	1.01%
$250,000 and over	0.00% (2)	0.00% (2)
1
Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%.
2
As shown, investors that purchase $250,000 or more of the Fund’s Class A-2 Common
Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $250,000 or more of Class A-2 Common Shares will be subject to an early withdrawal charge of 1.00% if the shares are repurchased during the first
12 months after their purchase. See “Early Withdrawal Charges - Class A-2 and
Class A-4 Common Shares” and “Sales at Net Asset Value” below.

October
30
,
2026
|
Prospectus

122

PIMCO Flexible Credit Income Fund

Class A-4 Common Shares are subject to the following sales
charge:

Your Investment	As a % of Public Offering Price	As a % of Net Amount Invested
Less than $100,000	2.00% (1)	2.04% (1)
$100,000 - $249,999.99	1.00%	1.01%
$250,000 and over	0.00% (2)	0.00% (2)
1
Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%.
2
As shown, investors that purchase $250,000 or more of the Fund’s Class A-4 Common
Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $250,000 or more of Class A-4 Common Shares will be subject to an early withdrawal charge of 1.00% if the shares are repurchased during the first
12 months after their purchase. See “Early Withdrawal Charges - Class A-2 and
Class A-4 Common Shares” and “Sales at Net Asset Value” below.
Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A-2 or Class A-4 shares through utilization of the
Combined Purchase Privilege, Right of Accumulation, Letter of Intent or
Reinstatement Privilege. These programs will apply to purchases of closed-end interval funds that PIMCO sponsors currently or in the future
(collectively, “Eligible Funds”), which offer Class A-1, Class A-2,
Class A-3 and/or Class A-4 common shares. These programs are summarized below and described in the Statement of Additional
Information. Eligible Funds do not include any open-end funds sponsored by PIMCO.
Combined Purchase Privilege and Right of Accumulation
(Breakpoints).

A Qualifying Investor (as defined below) may qualify
for a reduced sales charge on Class A-2 or Class A-4 Common Shares at the breakpoint levels disclosed herein by combining concurrent purchases of the Class A-1, Class A-2, Class A-3 and/or Class A-4
common shares of one or more Eligible Funds into a single purchase (the
“Combined Purchase Privilege”). In addition, a Qualifying Investor may obtain a reduced sales charge on Class A-2 or Class A-4 Common Shares of the Fund by adding the purchase value of Class A-1, Class A-2,
Class A-3 and/or Class A-4 common shares of an Eligible Fund with the current aggregate net asset value of all Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of any Eligible Fund held by accounts for the benefit of such Qualifying Investor (the “Right of Accumulation”
or “Cumulative Quantity Discount”).
The term “Qualifying Investor” refers to:
1.
an individual, such individual’s spouse or domestic partner, as recognized by applicable state law, or such individual’s children under the age of 21 years (each a “family member”) (including family trust* accounts established by such a family member); or
2.
a trustee or other fiduciary for a single trust (except family trusts* noted above), estate or fiduciary account although more than one beneficiary may be involved; or
3.
an employee benefit plan of a single employer.
*
For these purposes, a “family trust” is one in which a family member, as defined in section (1) above, or a direct lineal descendant(s) of such person is/are the beneficiary(ies), and such person or another family member, direct lineal ancestor or sibling of such person is/are the trustee(s).
While a shareholder’s positions in Class A-1 and Class A-3 common shares of other Eligible Funds are accounted for with respect to reaching a breakpoint level on purchases of Class A-2 or Class A-4 common shares of any Eligible Fund, because neither the Eligible Funds nor their distributor impose an initial sales charge on Class A-1 and Class A-3 common shares of other Eligible Funds, the Combined Purchase Privilege and Right of Accumulation programs do not apply to these share classes.
Class A-1 and Class A-3 common shares of other Eligible Funds that count towards reaching a breakpoint level on purchases of Class A-2 or
Class A-4 common shares of any Eligible Fund through the Combined
Purchase Privilege and Right of Accumulation programs are still subject to transaction or other fees that may be charged by certain financial firms, as those programs do not impact the imposition of such fees.
Letter of Intent.

Investors may also obtain a reduced sales charge on
purchases of Class A-2 and/or Class A-4 Common Shares of the Fund by
means of a written Letter of Intent which expresses an intent to invest not less than $250,000 within a period of 13 months in Class A-1,
Class A-2, Class A-3 and/or Class A-4 common shares of any Eligible
Fund(s). The maximum intended investment allowable in a Letter of
Intent is $250,000. Each purchase of shares under a Letter of Intent will be made at the public offering price or prices applicable at the time of such purchase to a single purchase of the dollar amount indicated in the
Letter of Intent. The value of the investor’s account(s) linked to a Letter of
Intent will be included at the start date of the Letter of Intent. A Letter of
Intent is not a binding obligation to purchase the full amount indicated.
Shares purchased with the first 5% of the amount indicated in the Letter of Intent will be held in escrow (while remaining registered in your name)
to secure payment of the higher sales charges applicable to the shares actually purchased in the event the full intended amount is not purchased. If the full amount indicated is not purchased, a sufficient amount of such escrowed shares will be involuntarily repurchased to pay the additional sales charge applicable to the amount actually purchased, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Eligible Fund shares, are not subject to escrow.
When the full amount indicated has been purchased, the escrow will be released. Repurchases during the Letter of Intent period will not count against the shareholder.
In making computations concerning the amount purchased for purposes of a Letter of Intent, market appreciation in the value of the shareholder’s Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of Eligible Funds will not be included.
Method of Valuation of Accounts.

To determine whether a shareholder
qualifies for a reduction in sales charge on a purchase of Class A-2 and/or Class A-4 Common Shares of the Fund, the public offering price of the shares is used for purchases relying on the Combined Purchase
Privilege or a Letter of Intent and the amount of the total current purchase (including any sales load) plus the NAV (at the close of business on the day of the current purchase) of shares previously acquired is used for the Right of Accumulation (Cumulative Quantity
Discount).
Reinstatement Privilege.

A Class A-2 or Class A-4 shareholder who
has caused any or all of his or her shares to be repurchased may reinvest

123  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

all or any portion of the repurchase proceeds in Class A-1, Class A-2,
Class A-3 and/or Class A-4 common shares of any Eligible Fund at NAV without any sales charge, provided that such reinvestment is made within 120 calendar days after the repurchase date. The limitations and restrictions of this program are fully described in the Statement of
Additional Information.
Sales at Net Asset Value.

In addition to the programs summarized
above, Class A-2 and Class A-4 Common Shares, which are available for purchase only through a broker-dealer or other financial firm, may be sold at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Fund or PIMCO, and by directors, officers and current or former employees of the Distributor or certain of PIMCO’s affiliates if the account was established while employed; purchases made through wrap accounts or certain types of group omnibus plans sponsored by employers, professional or charitable organizations; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; retirement plans that are maintained or sponsored by financial firms, provided the financial firms have entered into an agreement with the Distributor related to such plans; investors making certain purchases following the announcement of the liquidation of the Fund or a share class; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. Please see the Statement of Additional Information for additional details.
Exchanges.

Exchanges of Common Shares for Class A-2 or Class A-4
Common Shares of the Fund or Class A-2 and/or Class A-4 common shares of other Eligible Funds, at the direction of a financial intermediary
(as described under “Exchanging Shares” below) will not be subject to a sales charge.
Early Withdrawal Charges - Class A-2 and Class A-4 Common
Shares
Unless you are eligible for a waiver as described under “Sales at Net
Asset Value,” if you purchase $250,000 or more of Class A-2 or
Class A-4 Common Shares (and, thus, pay no initial sales charge) of the
Fund, you will be subject to a 1% early withdrawal charge (“EWC”) if your Class A-2 or Class A-4 Common Shares are repurchased within
12 months of their purchase. The Class A-2 and Class A-4 EWCs do not apply if you are otherwise eligible to purchase Class A-2 or Class A-4
Common Shares without an initial sales charge or are eligible for a waiver of the EWC.
How EWCs will be Calculated
An EWC is imposed on repurchases of Class A-2 and Class A-4 Common
Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC.
The following rules apply under the method for calculating EWCs:
■
Common Shares acquired through the reinvestment of dividends or capital gains distributions will be repurchased first and will not be subject to any EWC.
■
For the repurchase of all other Common Shares, the EWC will be based on either your original purchase price or the then current
NAV of the Common Shares being sold, whichever is lower. To
illustrate this point, consider Common Shares purchased at an
NAV of $10. If the Fund’s NAV per Common Share at the time of repurchase is $12, the EWC will apply to the purchase price of
$10. If the NAV per Common Share at the time of repurchase is
$8, the EWC will apply to the $8 current NAV per Common Share.
■
EWCs will be deducted from the proceeds of your repurchase, not from amounts remaining in your account.
■
In determining whether an EWC is payable, it is assumed that you will have submitted for repurchase first the lot of Common Shares which will incur the lowest EWC.
Reductions and Waivers of Initial Sales Charges and EWCs
The initial sales charges and EWCs on Class A-2 or Class A-4 Common
Shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales at Net Asset Value”
above for information on such reductions or waivers that may be applicable to Class A-2 and Class A-4 initial sales charges.
EWCs on Class A-2 and Class A-4 Common Shares may be reduced or waived for repurchases where the shareholder can demonstrate hardship, which shall be determined in the sole discretion of the
Distributor, and there will be minimal cost borne by the Distributor associated with the repurchase, which shall be determined in the sole discretion of the Distributor. In addition, investors will not be subject to
EWCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the
broker-dealer.
Required Shareholder Information and Records.
In order for investors in
Class A-2 or Class A-4 Common Shares of the Fund to take advantage of sales charge reductions, an investor or his or her financial firm must notify the Fund that the investor qualifies for such a reduction. If the
Fund is not notified that the investor is eligible for these reductions, the
Fund will be unable to ensure that the reduction is applied to the investor’s account. An investor may have to provide certain information or records to his or her financial firm or the Fund to verify the investor’s eligibility for breakpoint discounts or sales charge waivers.
An investor may be asked to provide information or records, including account statements, regarding shares of the Fund or other Eligible Funds held in:
■
any account of the investor at another financial firm; and
■
accounts of Qualifying Investors at any financial firm.
Exchanging Shares
Exchanges Across Eligible Funds: Subject to the terms and conditions below, shares of one class of common shares of other Eligible Funds may be exchanged, at the shareholder’s option, for shares of the same class or another class of Common Shares of the Fund. Shareholders may also move their investment in Common Shares of the Fund into shares of the

October
30
,
2026
|
Prospectus

124

PIMCO Flexible Credit Income Fund

same class or another class of common shares of other Eligible Funds in conjunction with quarterly repurchases made by the Fund. In this case, rather than tendering shares for cash, the shareholder would elect to have the dollar value of those Common Shares accepted for purchases of shares of the other Eligible Funds. Such exchanges for shares of other
Eligible Funds must occur in conjunction with quarterly repurchases made by the Fund and will be subject to those repurchase offer risks, such as the risk that shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described elsewhere in this prospectus. See
“Principal Risks of the Fund - Repurchase Offers Risk.”
The total value of shares being exchanged into the Fund must at least equal the minimum investment requirement applicable to the relevant class of Common Shares of the Fund, and the total value of shares being exchanged out of the Fund into other Eligible Funds must meet the minimum investment requirements of those Eligible Funds, as applicable.
Other than exchanges at the direction of a financial intermediary (as described below), shares of the Fund or other Eligible Funds related to such exchanges will be subject to any sales charges, early withdrawal charges and/or waivers applicable to such classes of shares.
Intra-Fund Exchanges: Common Shares of one class of the Fund may be exchanged at any time, at a shareholder’s option, directly for Common
Shares of another class of the Fund (an “intra-fund exchange”), subject to the terms and conditions described below and provided that the shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such shareholder seeks to exchange. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels is described under “Purchasing
Shares” and “Investment Minimums” above.
Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a shareholder receiving new shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.
Financial Intermediary-Directed Exchanges: Financial intermediaries may, in connection with a change in a client’s account type, at the direction of a client, or otherwise in accordance with a financial intermediary’s policies and procedures, direct the Fund on behalf of the intermediary’s clients to exchange shares of one class of Common Shares of the Fund for shares of another class of Common Shares of the Fund, subject to availability, or exchange Common Shares of the Fund for the same class or another class of common shares of another Eligible Fund. Any such exchange will not be subject to a sales charge. Class A-1, Class A-2,
Class A-3 and Class A-4 Common Shares of the Fund are, however, subject to higher annual operating expenses than Institutional
Class Common Shares. See “Summary of Fund Expenses.” The Fund will only complete such an exchange at the direction of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.
Shares Purchased or Held Through Financial Intermediaries
The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases and are generally available through financial firms unless otherwise specified in Appendix B.
The sales charge waivers, discounts and/or breakpoints available through certain other financial intermediaries are set forth in Appendix B to this prospectus (Financial Firm-Specific Sales Charge Waivers and Discounts),
which may differ from those available for purchases made directly from the Distributor or certain other financial firms. Please contact your financial firm for more information regarding applicable sales charge waivers, discounts and/or breakpoints available to you and the financial firm’s related policies and procedures.
While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class, Class A-1 or Class A-3 Common Shares, if you buy
Institutional Class, Class A-1 or Class A-3 Common Shares through certain financial firms they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
Signature Validation
When a signature validation is called for, a Medallion signature guarantee or Signature validation program (“SVP”) stamp may be required. A Medallion signature guarantee is intended to provide signature validation for transactions considered financial in nature, and an SVP stamp is intended to provide signature validation for transactions non-financial in nature.
In certain situations
, a notarized signature may
be used instead of a Medallion signature
guarantee or an SVP stamp. A
Medallion signature guarantee or SVP stamp may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which is participating in a
Medallion program or SVP recognized by the Securities Transfer
Association. When a Medallion signature guarantee or SVP stamp is required, signature validations from financial institutions which are not participating in one of these programs will not be accepted. Please note that financial institutions participating in a recognized Medallion program or providing SVP stamps may still be ineligible to provide a signature validation for transactions of greater than a specified dollar amount. The Fund may change the signature validation requirements from time to time upon notice to shareholders, which may be given by means of a new or supplemented prospectus. Shareholders should contact the Fund for additional details regarding the Fund’s signature validation requirements. In addition, PIMCO or the Fund may reject a
Medallion signature guarantee or SVP stamp.

125  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

In addition, corporations, trusts, and other institutional organizations are required to furnish evidence of the authority of the persons designated on the Account Application to effect transactions for the organization.
Request for Multiple Copies of Shareholder Documents
To reduce expenses, it is intended that only one copy of the Fund's prospectus and each annual and semi-annual report to shareholders or notice of availability, when available, will be sent to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and your shares are held directly with the Fund, call the Fund at 844.312.2113. You will receive the additional copy within
30 days after receipt of your request by the Fund. Alternatively, if your shares are held through a financial institution, please contact the financial institution directly.
Acceptance and Timing of Purchase and Repurchase Orders
Under normal circumstances, a purchase order received by the Fund or its designee prior to the NYSE Close, on a day the Fund is open for business, together with payment made in one of the ways described above will be effected at that day’s NAV plus any applicable sales charge. An order received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of regular trading on the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day,
Presidents’ Day, Good Friday, Memorial Day, Juneteenth National
Independence Day, Independence Day, Labor Day, Thanksgiving Day and
Christmas Day. On any day that regular trading on the NYSE closes earlier than scheduled, the Fund reserves the right to: (i) advance the time as of which the NAV is calculated and, therefore, the time by which purchase orders must be received to receive that day’s NAV or (ii) accept purchase orders until, and calculate its NAV as of, the normally scheduled
NYSE Close. On any day that the NYSE is closed when it would normally be open for business, the Fund may accept purchase orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE or such other time that the Fund may determine.
If your shares are held with a broker, dealer or other financial intermediary with an agreement with the distributor (“Authorized
Intermediary”), all orders must be received by the Authorized
Intermediary in good order before NYSE Close on trade date. All purchase orders received by an Authorized Intermediary must be transmitted to the
Fund in good order prior to 9:00 a.m. ET on the following business day.
The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker's authorized designee, receives such order, so long as this purchase order is transmitted to the
Fund in good order by 9:00 a.m. ET the following day. Purchase orders received by the Fund after 9:00 a.m. ET will be processed at the Fund's
NAV next computed. For repurchase requests, if your Authorized
Intermediary fails to timely submit your repurchase request to the Fund's transfer agent in good order, you will be unable to tender your Shares until a subsequent repurchase offer, and your request would need to be resubmitted to the Fund. If your account is held directly at the Fund's transfer agent (and as a result you receive statements directly from
PIMCO Investments LLC), orders must be received in good order by the
Fund's transfer agent, SS&C Global Investor and Distribution Solutions
Inc., prior to NYSE Close. Neither the Fund nor its service providers
(including PIMCO Investments LLC) shall bear any responsibility for gains or losses resulting from an Authorized Intermediary's failure to transmit a trade instruction in good order to the Fund's transfer agent timely.
The Fund reserves the right to close if the primary trading markets of the
Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests.
On any business day when the Securities Industry and Financial Markets
Association (“SIFMA”) recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.
The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Common
Shares in whole or in part
for reasons such as compliance with
anti-money laundering, anti-terrorism or sanctions obligations and requirements
. The sale of Common Shares may be suspended during any
period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.
Information Regarding State Escheatment Laws
It is important that the Fund maintain a correct address for each direct shareholder. An incorrect address may cause a direct shareholder's account statements and other mailings to be returned to the Fund.
Closed-end fund accounts can be considered abandoned property. States increasingly are looking at inactive closed-end fund accounts as possible abandoned or unclaimed property. Under certain circumstances, the
Fund (or the broker or custodian of record having beneficial owner information) may be legally obligated to escheat (or transfer) an investor's account to the appropriate state's unclaimed property administrator. The Fund will not be liable to investors or their representatives for good faith compliance with state unclaimed or abandoned property (escheatment) laws.
Escheatment laws vary by state, and states have different criteria for defining inactivity and abandoned property. Generally, a closed-end account may be subject to “escheatment” (i.e., considered to be abandoned or unclaimed property) if the account owner has not initiated any activity in the account or contacted the fund for an “inactivity period” as specified in applicable state laws. Typically, an investor's last known address of record determines the state that has jurisdiction. The process described above, and the application of state escheatment laws, may vary depending on how shareholders hold their shares in the Fund.
If your shares are held directly with the Fund, please proactively contact

October
30
,
2026
|
Prospectus

126

PIMCO Flexible Credit Income Fund

the Fund's transfer agent at 844.312.2113 at least annually to ensure your account remains in active status. Alternatively, if your shares are held through a financial institution, please work with your financial institution directly to check your account status.
Verification of Identity and Compliance with
Economic Sanctions and Anti-Money Laundering
Laws
To help the federal government combat the funding of terrorism and money laundering activities, federal law generally requires all financial institutions to obtain, verify, record, and, in certain instances, report information that identifies each person, or the control person(s) and/or beneficial
owner(s)
of legal entity customers, that opens a new account,
and to determine whether such person’s name, or the names of such control person(s) and/or beneficial owners of legal entity customers, appears on government lists of known or suspected terrorists and terrorist organizations. As a result, unless there is an applicable exception or exemption, the Fund must obtain the following information for each person, or the control person(s) and/or beneficial
owner(s)
of
legal entity customers, that opens a new account:
1.
Name;
2.
Date of birth (for individuals);
3.
Residential or business street address; and
4.
Social security number, taxpayer identification number, or other identifying number.
Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above, unless there is an applicable exception or exemption.
Individuals may also be asked for a copy of their driver’s license, passport or other identifying document in order to verify their identity. In addition, it may be necessary to verify an individual’s identity by cross-referencing the identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities, and the Fund or its affiliates or agents may request information about the investor’s source of funds and source of wealth before permitting investment in the Fund.
After an account is opened, the Fund may restrict your ability to purchase additional Common Shares until your identity is verified and all other requested information is provided to the Fund’s satisfaction. The Fund also may close or freeze your account and redeem your shares or take other appropriate action if it is unable to verify your identity or obtain other requested information within a reasonable time at any point in the lifecycle of the account.
The Fund and its affiliates may be subject to anti-money laundering laws in addition to those set forth above, as well as laws that restrict them from dealing with entities, individuals, organizations and/or investments that are subject to applicable sanctions regimes. Compliance with applicable economic sanctions, anti-money laundering, and anti-terrorist financing laws also may cause PIMCO to block, freeze, or (in some cases)
reject or
liquidate an account if, for example, PIMCO is unable to obtain from an investor information it requires to satisfy its anti-money laundering or economic sanctions compliance obligations, or has reason to suspect that the investor may be engaged in, or that the investor's funds derive from, illicit activity, or
sanctioned persons.
Such
actions may
have adverse effects on the Fund or investors
. Each investor
acknowledges that (i) if the Fund or its affiliates or agents reasonably believes that such investor (or any of its underlying beneficial owners) is the subject or target of relevant economic or trade sanctions program or has used proceeds of crime to fund their investment, (ii) if the investor fails to provide information to the Fund or its affiliates or agents for purposes of assessing the Fund’s compliance with economic or trade sanctions or anti-money laundering laws, or (iii) if otherwise required by applicable law or regulations, the Fund or its affiliates or agents may, in their sole discretion, undertake appropriate actions to ensure compliance with applicable law or regulations, including but not limited to freezing, segregating or redeeming such investor’s subscription in the Fund and/or making disclosures to appropriate regulators. In this event, the affected investor shall have no claim against the Fund or any of its affiliates or agents, for any form of damages that result from any of the
aforementioned actions.
Periodic Repurchase Offers
The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your
Common Shares, makes periodic offers to repurchase Common Shares.
No shareholder will have the right to require the Fund to repurchase its
Common Shares, except as permitted by the Fund’s interval structure. No public market for the Common Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Common Shares by the Fund, and then only on a limited basis.
The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to
25%, or such other amounts as may be permitted under applicable rules and regulations or no-action, exemptive or other relief, of its Common
Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding
Common Shares,
or such other amounts as may be permitted under
applicable rules and regulations or no-action, exemptive or other relief, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.
Repurchase Dates
The Fund will make quarterly repurchase offers. Subject to Board approval, Repurchase Request Deadlines are expected to occur each
February, May, August and November, and Repurchase Offer Notices are
expected to be sent to shareholders each January, April, July and October preceding each such Repurchase Request Deadline. As discussed below, the date on which the repurchase price for Common Shares is
determined will occur no later than the 14th day after the Repurchase

127  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Request Deadline (or the next business day, if the 14th day is not a business day). A repurchase schedule setting forth each of these dates for the Fund’s current calendar year is available on the Fund’s website at
www.pimco.com.
Repurchase Request Deadline
The date by which shareholders wishing to tender Common Shares for repurchase must respond to the repurchase offer will be no more than fourteen days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:
■
The percentage of outstanding Common Shares that the Fund is offering to repurchase and how the Fund will purchase Common
Shares on a pro rata basis if the offer is oversubscribed.
■
The date on which a shareholder’s repurchase request is due.
■
The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).
■
The date by which the Fund will pay to shareholders the proceeds from their Common Shares accepted for repurchase.
■
The NAV of the Common Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.
■
The procedures by which shareholders may tender their Common
Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
■
The circumstances in which the Fund may suspend or postpone the repurchase offer.
This notice may be included in a shareholder report or other Fund document. Shareholders that hold shares through a financial
intermediary will need to ask their financial intermediary to submit their repurchase requests and tender shares on their behalf.
The Repurchase
Request Deadline will be strictly observed.
If a shareholder’s
repurchase request is not
timely
submitted to the Fund’s transfer agent in
properly completed form
, the shareholder will be unable to sell his or her
shares to the Fund until a subsequent repurchase offer, and the shareholder’s request for that offer must be resubmitted. If a shareholder’s Authorized Intermediary will submit his or her repurchase request, the shareholder should submit his or her request to the
Authorized Intermediary in the form requested by the Authorized
Intermediary sufficiently in advance of the Repurchase Request Deadline to allow the Authorized Intermediary to submit the request to the Fund.
If a shareholder’s Authorized Intermediary is unable or fails to submit the shareholder’s request to the Fund in a timely manner, or if the shareholder fails to submit his or her request to the shareholder’s
Authorized Intermediary, the shareholder will be unable to sell his or her shares to the Fund until a subsequent repurchase offer, and the shareholder’s request for that offer must be resubmitted.
Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the
Repurchase Request Deadline.
Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to shareholders within three (3) business days after the Repurchase Pricing
Date and will distribute such payment in settlement of the Fund’s repurchase of shares no later than seven (7) calendar days after such
Repurchase Pricing Date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the
Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date.
The method by which the Fund calculates NAV is discussed below under
“How Fund Shares are Priced.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by visiting
www.pimco.com or calling the Fund’s transfer agent at (844) 312-2113.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a
repurchase offer as may be permitted under Rule 23c-3, including (but not limited to): (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the
Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Oversubscribed Repurchase Offers
There is no minimum number of Common Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s
Trustees set for each repurchase offer a maximum percentage of
Common Shares that may be repurchased by the Fund, which is currently expected to be 5% of the Fund’s outstanding Common Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Common Shares up to a maximum amount of 2% of the outstanding Common Shares of the Fund. If the Fund determines not to repurchase additional Common
Shares beyond the repurchase offer amount, or if shareholders tender an amount of Common Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Common Shares tendered on a pro rata basis. However, the foregoing will not prohibit the Fund from accepting all Common Shares tendered for repurchase by shareholders who own less than one hundred (100) Common Shares and who tender all of their Common Shares, before prorating Common Shares tendered by other shareholders; provided that if a shareholder holds his or her

October
30
,
2026
|
Prospectus

128

PIMCO Flexible Credit Income Fund

shares through an Authorized Intermediary, such shareholder's
Authorized Intermediary may not be willing or able to arrange for this treatment on the shareholder's behalf.
If any Common Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’
requests. Thus, there is a risk that the Fund may not purchase all of the
Common Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Common
Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your
Common Shares when or in the amount that you desire.
Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its
Common Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request
Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.
If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Common
Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Common Shares so as to mitigate these effects.
These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund —
Repurchase Offers Risk” above. In addition, the repurchase of Common
Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Matters” below and
“Taxation” in the Statement of Additional Information.
How Fund Shares are Priced
The price of the Fund's Common Shares is based on the Fund's NAV. The
NAV of the Fund’s Common Shares is determined by dividing the total value of the Fund’s portfolio investments and other assets, less any liabilities, by the total number of Common Shares outstanding.
On each day that the NYSE is open, the Fund’s Common Shares are ordinarily valued as of the NYSE Close. Information that becomes known to the Fund or its agents after the time as of which NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day. If regular trading on the NYSE closes earlier than scheduled, the Fund reserves the
right
to (i) calculate its NAV as of the earlier closing time or
(ii) calculate its NAV as of the normally scheduled close of regular trading on the NYSE for that day. The Fund generally does not calculate its NAV days during which the NYSE is closed. However, if the NYSE is closed on a day it would normally be open for business, the Fund reserves the right to calculate its NAV as of the normally scheduled close of regular trading on the NYSE for that day or such other time that the Fund may determine.
For purposes of calculating NAV, portfolio securities and other assets for which market quotations are readily available are valued at market value.
A market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the Fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable. Market value is generally determined on the basis of official closing prices or the last reported sales prices. The Fund will normally use pricing data for domestic equity securities received shortly after the NYSE Close and does not normally take into account trading, clearances or settlements that take place after the NYSE Close. A foreign (non-U.S.) equity security traded on a foreign exchange or on more than one exchange is typically valued using pricing information from the exchange considered by PIMCO to be the primary exchange. If market value pricing is used, a foreign (non-U.S.) equity security will be valued as of the close of trading on the foreign exchange, or the NYSE Close, if the NYSE Close occurs before the end of trading on the foreign exchange.
Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As a general principle, the fair value of a security or asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pursuant to Rule 2a-5, the Board has designated PIMCO as the valuation designee (“Valuation Designee”) for the Fund to perform the fair value determination relating to all Fund investments. PIMCO may carry out its designated responsibilities as
Valuation Designee through various teams and committees. The
Valuation Designee’s policies and procedures govern the Valuation
Designee’s selection and application of methodologies for determining and calculating the fair value of Fund investments. The Valuation
Designee may value portfolio securities for which market quotations are not readily available and other Fund assets utilizing inputs from pricing services, quotation reporting systems, valuation agents and other third-party sources (together, “Pricing Sources”).
Domestic and foreign (non-U.S.) fixed income securities,
non-exchange-traded derivatives, and equity options are normally valued on the basis of quotes obtained from brokers and dealers or Pricing
Sources using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Sources may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. Certain fixed

129  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

income securities purchased on a delayed-delivery basis are marked to market daily until settlement at the forward settlement date.
Exchange-traded options, except equity options, futures and options on futures are valued at the settlement price determined by the relevant exchange. Swap agreements are valued on the basis of bid quotes obtained from brokers and dealers or market-based prices supplied by
Pricing Sources. With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies
(other than exchange-traded funds), the Fund’s NAV will be calculated based upon the NAVs of such investments.
If a foreign (non-U.S.) equity security’s value has materially changed after the close of the security’s primary exchange or principal market but before the NYSE Close, the security may be valued at fair value. Foreign
(non-U.S.) equity securities that do not trade when the NYSE is open are also valued at fair value. With respect to foreign (non-U.S.) equity securities, the Fund may determine the fair value of investments based on information provided by Pricing Sources and other third-party vendors, which may recommend fair value or adjustments with reference to other securities, indexes or assets. In considering whether fair valuation is required and in determining fair values, the Valuation
Designee may, among other things, consider significant events (which may be considered to include changes in the value of U.S. securities or securities indexes) that occur after the close of the relevant market and before the NYSE Close. The Fund may utilize modeling tools provided by third-party vendors to determine fair values of non-U.S. securities. For these purposes, unless otherwise determined by the Valuation Designee, any movement in the applicable reference index or instrument (“zero trigger”) between the earlier close of the applicable foreign market and the NYSE Close may be deemed to be a significant event, prompting the application of the pricing model (effectively resulting in daily fair valuations). Foreign (non-U.S.) exchanges may permit trading in foreign
(non-U.S.) equity securities on days when the Fund is not open for business, which may result in the Fund’s portfolio investments being affected when shareholders are unable to buy or sell shares. Whole loans may be fair valued using inputs that take into account borrower- or loan-level data (e.g., credit risk of the borrower) that is updated periodically throughout the life of each individual loan; any new borrower- or loan-level data received in written reports periodically by the Fund normally will be taken into account in calculating the NAV. The
Fund’s whole loan investments, including those originated by the Fund, generally are fair valued in accordance with procedures approved by the
Board.
Investments valued in currencies other than the U.S. dollar are converted to the U.S. dollar using exchange rates obtained from Pricing Sources. As a result, the value of such investments and, in turn, the NAV of the
Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of investments traded in markets outside the United States or denominated in currencies other than the
U.S. dollar may be affected significantly on a day that the Fund is not open for business. As a result, to the extent that the Fund holds foreign
(non-U.S.) investments, the value of those investments may change at times when shareholders are unable to buy or sell shares and the value of such investments will be reflected in the Fund’s next calculated NAV.
Fair valuation may require subjective determinations about the value of a security. While the Fund’s and Valuation Designee’s policies and procedures are intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the
Fund may differ from the value that would be realized if the securities were sold.
Under certain circumstances, the per share NAV of a class of the Fund’s shares may be different from the per share NAV of another class of shares as a result of the different daily expense accruals applicable to each class of shares.
Distributions
The Fund intends to declare income dividends daily and distribute them to Common Shareholders monthly, which may be at rates that reflect the past and projected net income of the Fund. Subject to applicable law, the
Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Common Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls/buybacks and borrowings and dividends payable on any preferred shares issued by the Fund). As portfolio and market conditions change, the rate of distributions on the
Common Shares and the Fund’s dividend policy could change. For a discussion of factors that may cause the Fund’s income and capital gains
(and therefore the dividend) to vary, see “Principal Risks of the Fund.”
The Fund intends to distribute each year substantially all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the
Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding preferred shares). The Fund’s distribution rates may be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular month may be more or less than the amount of cash available to the Fund for distribution for that monthly period.
The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be added to the Fund’s NAV and,
correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.

October
30
,
2026
|
Prospectus

130

PIMCO Flexible Credit Income Fund

The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the
Fund’s investments. If the Fund estimates that a portion of one of its dividend distributions may be comprised of amounts from sources other than net investment income in accordance with its internal policies, accounting records and related accounting practices, the Fund will notify shareholders of record of the estimated composition of such distribution through a Section 19 Notice. For these purposes, the Fund estimates the source or sources from which a distribution is paid, to the close of the period as of which it is paid, in reference to its internal accounting records and related accounting practices. If, based on such accounting records and practices, it is estimated that a particular distribution does not include capital gains or paid-in surplus or other capital sources, a
Section 19 Notice generally would not be issued. It is important to note that differences exist between the Fund’s daily internal accounting records and practices, the Fund’s financial statements presented in accordance with U.S. GAAP, and recordkeeping practices under income tax regulations. For instance, the Fund’s internal accounting records and practices may take into account, among other factors, tax-related characteristics of certain sources of distributions that differ from treatment under U.S. GAAP. Examples of such differences may include, among others, the treatment of paydowns on mortgage-backed
securities purchased at a discount and periodic payments under interest rate swap contracts. Accordingly, among other consequences, it is possible that the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP and/or the final tax character of those distributions might later report that the sources of those distributions included capital gains and/or a return of capital.
The tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until at or after the end of the year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s net investment income and net realized capital gains (as reduced by any capital loss carry-forwards) for the relevant year. For example, the Fund may distribute amounts early in the year that are derived from short-term capital gains, but incur net short-term capital losses later in the year, thereby offsetting short-term capital gains out of which distributions have already been made by the Fund. In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of a shareholder’s tax basis in his or her
Common Shares, with any amounts exceeding such basis treated as gain from the sale of Common Shares. In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. A return of capital distribution is not taxable, but it reduces a shareholder’s tax basis in the Common Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of the
Common Shares. The Fund will send shareholders detailed tax
information with respect to the Fund’s distributions annually. See “Tax
Matters.”
The 1940 Act currently limits the number of times the Fund may distribute long-term capital gains in any tax year, which may increase the variability of the Fund’s distributions and result in certain distributions being comprised more or less heavily than others of long-term capital gains currently eligible for favorable income tax rates.
Unless a Common Shareholder elects to receive distributions in cash, all distributions (net of applicable withholding tax) of Common
Shareholders whose shares are registered with the plan agent will be automatically reinvested in additional Common Shares under the Plan.
See “Dividend Reinvestment Plan.”
The Board may change the Fund’s distribution policy and the amount or timing of distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.
Dividend Reinvestment Plan
Pursuant to the Plan, all Common Shareholders will have all dividends, including any capital gain dividends (net of applicable withholding tax), reinvested automatically in additional Common Shares by SS&C Global
Investor and Distribution Solutions, Inc., as agent for the Common
Shareholders (the “Plan Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details.
Common Shares received under the Plan will be issued to you at their
NAV on the ex-dividend date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.
The Plan Agent provides written confirmation of all transactions in the shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Common Shares you have received under the Plan.
Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Matters.”
The Fund and the Plan Agent reserve the right to amend or terminate the
Plan. There is no direct service charge to participants in the Plan;
however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. If the Plan is amended to

131  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

include such service charges, the Plan Agent will include a notification to registered Common Shareholders with the Plan Agent. Additional information about the Plan may be obtained from the Plan Agent.
Description of Capital Structure and Shares
The following is a brief description of the capital structure of the Fund. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration and the Fund’s Bylaws, as amended and restated through the date hereof (the “Bylaws”). The Declaration and Bylaws are each exhibits to the registration statement of which this prospectus is a part.
The Fund is an unincorporated voluntary association with transferable shares of beneficial interest (commonly referred to as a “Massachusetts business trust”) established under the laws of The Commonwealth of Massachusetts by the Declaration. The Declaration provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. Preferred shares may be issued in one or more series, with such par value and with such rights as determined by the Board, by action of the Board without the approval of the Common Shareholders.
The Declaration authorizes the issuance of an unlimited number of Common Shares. The Common Shares will be issued with a par value of $0.00001 per share. The Fund currently has five separate classes of Common Shares: Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses” above. Certain share class details are set forth in “Plan of Distribution” above.
Common Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and, subject to matters discussed in “Anti-Takeover and Other Provisions in the Declaration of Trust and Bylaws,” non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the Fund’s Common Shareholders.
The Fund does not intend to hold annual meetings of shareholders. If the Fund does hold a meeting of shareholders, Common Shares of the Fund entitle their holders to one vote for each Common Share held; however, separate votes are taken by each class of Common Shares on matters affecting an individual class of Common Shares. Each fractional share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration, Bylaws, or required by applicable law.
The Fund will send unaudited reports at least semiannually and audited financial statements annually to all of its Common Shareholders.
The Common Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Common Shares.
The following table shows the amounts of Common Shares of the Fund that were authorized and outstanding as of September 30, 2026:
(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under(3)
Institutional Class Common Shares	Unlimited	0	449,439,145
Class A-1 Common Shares	Unlimited	0	39,643
Class A-2 Common Shares	Unlimited	0	41,193,740
Class A-3 Common Shares	Unlimited	0	153,047,249
Class A-4 Common Shares	Unlimited	0	12,779,137
As noted under “Use of Leverage,” the Fund currently
utilizes
leverage
principally through
reverse repurchase agreements
and may also obtain
leverage through
credit default swaps, dollar rolls/buybacks
and
borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts),
total return swaps and other derivative
transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions.
Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the Common Shares.
Anti-Takeover and Other Provisions in the
Declaration of Trust and Bylaws
The Declaration and the Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.
As described below, the Declaration grants special approval rights with respect to certain matters to members of the Board who qualify as
“Continuing Trustees,” which term means a Trustee who either (i) has been a member of the Board for a period of at least thirty-six months (or since the commencement of the Fund’s operations, if less than thirty-six months) or (ii) was nominated to serve as a member of the
Board by a majority of the Continuing Trustees then members of the
Board.
The Declaration requires the affirmative vote or consent of at least seventy-five percent (75%) of the Board and holders of at least seventy-five percent (75%) of the Fund’s shares to authorize certain
Fund transactions not in the ordinary course of business, including a merger or consolidation or share exchange, any shareholder proposal as

October
30
,
2026
|
Prospectus

132

PIMCO Flexible Credit Income Fund

to specific investment decisions made or to be with respect to the assets of the Fund or issuance or transfer by the Fund of the Fund’s shares having an aggregate fair market value of $1,000,000 or more (except as may be made pursuant to a public offering, the Plan or upon exercise of any stock subscription rights), unless the transaction is authorized by both a majority of the Trustees and seventy-five percent (75%) of the
Continuing Trustees (in which case no shareholder authorization would be required by the Declaration, but may be required in certain cases under the 1940 Act). The Declaration also requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the Fund’s shares entitled to vote on the matter to authorize a conversion of the
Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees (in which case shareholders would have only the minimum voting rights required by the
1940 Act with respect to the conversion). Also, the Declaration provides that the Fund may be terminated at any time by vote or consent of at least seventy-five percent (75%) of the Fund’s shares or, alternatively, by vote or consent of both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees. See “Anti-Takeover and Other
Provisions in the Declaration of Trust and Bylaws” in the Statement of
Additional Information for a more detailed summary of these provisions.
The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the Bylaws, certain of which are required by the  1940 Act.
The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Fund by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objective and policies. The Board has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its shareholders, including
Common Shareholders.
The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the Bylaws, both of which are on file with the SEC.
Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Fund. However, the
Declaration contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.
Tax Matters
This section summarizes some of the U.S. federal income tax
consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ.
 Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. This summary is based on the Code, U.S. Treasury regulations, and other applicable authority, all as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. Please see the Statement of Additional
Information for additional information regarding the tax aspects of investing in the Fund.
The Fund has elected to be treated, and intends each year to qualify and be eligible to be treated, as a RIC under Subchapter M of the Code. A RIC is not subject to U.S.
federal income tax at the corporate level on income
and gains from investments that are distributed in a timely manner to shareholders in the form of dividends. The Fund’s failure to qualify as a
RIC would result in corporate-level taxation, thereby reducing the return on your investment.
As described under “Use of Leverage” above, if at
any time when
preferred shares
or other senior securities are
outstanding the Fund does not meet applicable asset coverage requirements, it will be required to suspend distributions to Common
Shareholders until the requisite asset coverage is restored. Any such suspension may cause the Fund to pay a U.S. federal income and excise tax on undistributed income or gains and may, in certain circumstances, prevent the Fund from qualifying for treatment as a RIC. The Fund may repurchase, prepay
or otherwise retire
preferred shares
or other senior
securities, as applicable, in an effort to comply with the distribution requirement applicable to RICs.
A shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned
its shares of the Fund
. Distributions of net capital
gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. The Fund does not expect a significant portion of its distributions to be treated as long-term capital gains. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to shareholders as ordinary income.
The Code generally imposes
a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends and including net capital gains recognized on the sale,

133  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

redemption or exchange of shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the
Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as return of capital and would reduce a shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of the Common
Shares.
A shareholder whose distributions are reinvested in Common Shares under the Plan will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Common Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described above, whether a shareholder takes them in cash or they are reinvested pursuant to the Plan in additional shares of the Fund. See “Dividend
Reinvestment Plan” above for further details.
Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).
Certain Fund Investments
The Fund's transactions in foreign currencies, foreign-currency denominated debt obligations, derivatives, short sales, or similar or related transactions could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by Shareholders.
The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions).
The Fund’s intention to qualify and be eligible for treatment as a RIC may limit its ability to acquire or continue to hold positions in Private Funds that are treated as partnerships for U.S. federal income tax purposes that would otherwise be consistent with its investment strategy or may require the Fund to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the
Fund’s return to Shareholders.
Subsidiaries
The Fund may invest in one or more subsidiaries that are treated as disregarded entities for U.S. federal income tax purposes. In the case of a subsidiary that is so treated, for U.S. federal income tax purposes, (i) the
Fund is treated as owning the subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (iii) distributions, if any, the Fund receives from the subsidiary will have no effect on the Fund’s U.S. federal income tax liability.
Foreign (Non-U.S.) Taxes
Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. If, at the close of its taxable year, more than 50% of the value of the Fund’s total assets consists of securities of foreign corporations, including for this purpose foreign governments, the Fund will be permitted to make an election under the Code that will, subject to certain limitations, generally allow shareholders a deduction or credit for foreign taxes paid by the Fund. If the Fund does not qualify for or chooses not to make such an election, shareholders will not be entitled to claim a credit or deduction for
U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund elects to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs will not benefit from any such tax credit or deduction.
Taxes When you Dispose of Your Common Shares
Any gain resulting from the disposition of Common Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes.
Shareholders who offer, and are able to sell all of the Common Shares they hold or are deemed to hold in response to a repurchase offer (as described above) generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its disposition of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the Fund has satisfied any applicable distribution requirements.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the Fund with a correct

October
30
,
2026
|
Prospectus

134

PIMCO Flexible Credit Income Fund

taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.
General
The foregoing discussion relates solely to U.S. federal income tax laws.
Dividends and distributions also may be subject to state and local taxes.
Shareholders are urged to consult their tax advisors regarding specific questions as to federal, state, local, and, where applicable, foreign taxes.
Foreign investors should consult their tax advisors concerning the tax consequences of ownership of Common Shares of the Fund. The
foregoing is a general and abbreviated summary of the applicable provisions of the Code and related regulations currently in effect. For the complete provisions, reference should be made to the pertinent Code sections and regulations. The Code and regulations are subject to change by legislative or administrative actions. Please see “Taxation” in the
Statement of Additional Information for additional information regarding the tax aspects of investing in Common Shares of the Fund.
Shareholder Servicing Agent, Custodian and Transfer
Agent
The primary custodian of the assets of the Fund is State Street Bank and
Trust Company. State Street Bank and Trust Company’s principal business address is 2323 Grand Boulevard, 5th Floor, Kansas City, MO 64108. The
primary custodian performs custodial and fund accounting services as well as sub-administrative and compliance services on behalf of the
Fund. UMB Bank, n.a. also serves as a custodian of the Fund for the purpose of processing investor subscriptions and repurchases. UMB
Bank, n.a.’s principal business address is 1010 Grand Boulevard, Kansas
City, MO 64106. Wells Fargo Bank, N.A., 751 Kasota Avenue,
Minneapolis, MN 55414, serves as a custodian of certain assets held by the Fund’s subsidiaries.
SS&C Global Investor and Distribution Solutions, Inc., 801 Pennsylvania
Avenue, Suite 219993, Kansas City, MO 64105-1307, serves as the
Fund’s transfer agent, registrar, dividend disbursement agent and shareholder servicing agent, as well as agent for the Plan.
Independent Registered Public Accounting Firm
PwC, 1100 Walnut Street, Suite 1300, Kansas City, MO 64106, serves as independent registered public accounting firm for the Fund. PwC provides audit services, tax assistance and consultation in connection with review of SEC and IRS filings.
Legal Matters
Certain legal matters will be passed on for the Fund by Ropes & Gray LLP,
800 Boylston Street, Prudential Tower, Boston, Massachusetts
 02199-3600.

135  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

Appendix A
Description of Securities Ratings
The Fund’s investments may range in quality from securities rated in the lowest category in which the Fund is permitted to invest to securities rated in the highest category (as rated by Moody’s, S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality
to securities
so rated
)
. The percentage of the Fund’s assets invested in securities in a particular rating category will vary. The following terms are generally used to describe the credit quality of fixed income securities:
High Quality Debt Securities

are those rated in one of the two highest
rating categories (the highest category for commercial paper) or, if unrated, deemed comparable by PIMCO.
Investment Grade Debt Securities

are those rated in one of the four
highest rating categories, or, if unrated, deemed comparable by PIMCO.
Below Investment Grade High Yield Securities (“Junk Bonds”),

are
those rated lower than Baa by Moody’s, BBB by S&P or Fitch, and comparable securities. They are deemed predominantly speculative with respect to the issuer’s ability to repay principal and interest.
The following is a description of Moody’s, S&P
’s
and Fitch’s rating
categories applicable to fixed income securities.
Moody’s Ratings
Global Long-Term Rating Scale
Ratings assigned on Moody’s global long-term rating scale are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.
Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A: Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.
Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B: Obligations rated B are considered speculative and are subject to high credit risk.
Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a
“(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*
* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.
Medium-Term Note Program Ratings
Moody’s assigns provisional ratings to medium-term note (MTN) or similar programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).
MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (
e.g.
, senior or subordinated). To capture the contingent
nature of a program rating, Moody’s assigns provisional ratings to MTN programs. A provisional rating is denoted by a (P) in front of the rating.
The rating assigned to a drawdown from a rated MTN or bank/deposit note program is definitive in nature, and may differ from the program rating if the drawdown is exposed to additional credit risks besides the issuer’s default, such as links to the defaults of other issuers, or has other structural features that warrant a different rating. In some circumstances, no rating may be assigned to a drawdown.
Moody’s encourages market participants to contact Moody’s Ratings
Desks or visit
www.
moodys.com directly if they have questions
regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.
Global Short-Term Rating Scale
Ratings assigned on Moody’s global short-term rating scale are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.
Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

October
30
,
2026
|
Prospectus

PIMCO Flexible Credit Income Fund

P-1: Ratings of Prime-1 reflect a superior ability to repay short-term obligations.
P-2: Ratings of Prime-2 reflect a strong ability to repay short-term obligations.
P-3: Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.
NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
National Scale Long-Term Ratings
Moody’s long-term National Scale Ratings (NSRs) are opinions of the relative creditworthiness of issuers and financial obligations within a particular country. NSRs are not designed to be compared among countries; rather, they address relative credit risk within a given country.
Moody’s assigns national scale ratings in certain local capital markets in which investors have found the global rating scale provides inadequate differentiation among credits or is inconsistent with a rating scale already in common use in the country.
In each specific country, the last two characters of the rating indicate the country in which the issuer is located or the financial obligation was issued (
e.g.,
Aaa.ke for Kenya).
Aaa.n: Issuers or issues rated Aaa.n demonstrate the strongest creditworthiness relative to other domestic issuers and issuances.
Aa.n: Issuers or issues rated Aa.n demonstrate very strong
creditworthiness relative to other domestic issuers and issuances.
A.n: Issuers or issues rated A.n demonstrate above-average
creditworthiness relative to other domestic issuers and issuances.
Baa.n: Issuers or issues rated Baa.n demonstrate average
creditworthiness relative to other domestic issuers and issuances.
Ba.n: Issuers or issues rated Ba.n demonstrate below-average creditworthiness relative to other domestic issuers and issuances.
B.n: Issuers or issues rated B.n demonstrate weak creditworthiness relative to other domestic issuers and issuances.
Caa.n: Issuers or issues rated Caa.n demonstrate very weak
creditworthiness relative to other domestic issuers and issuances.
Ca.n: Issuers or issues rated Ca.n demonstrate extremely weak creditworthiness relative to other domestic issuers and issuances.
C.n: Issuers or issues rated C.n demonstrate the weakest
creditworthiness relative to other domestic issuers and issuances.
Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
National Scale Short-Term Ratings
Moody’s short-term NSRs are opinions of the ability of issuers or issuances in a given country, relative to other domestic issuers or issuances, to repay debt obligations that have an original maturity not exceeding thirteen months. Short-term NSRs in one country should not be compared with short-term NSRs in another country, or with Moody’s global ratings.
There are four categories of short-term national scale ratings, generically denoted N-1 through N-4 as defined below.
In each specific country, the first two letters indicate the country in which the issuer is located (
e.g.
, KE-1 through KE-4 for Kenya).
N-1: N-1 issuers or issuances represent the strongest likelihood of repayment of short-term debt obligations relative to other domestic issuers or issuances.
N-2: N-2 issuers or issuances represent an above average likelihood of repayment of short-term debt obligations relative to other domestic issuers or issuances.
N-3: N-3 issuers or issuances represent an average likelihood of repayment of short-term debt obligations relative to other domestic issuers or issuances.
N-4: N-4 issuers or issuances represent a below average likelihood of repayment of short-term debt obligations relative to other domestic issuers or issuances.
The short-term rating symbols P-1.za, P-2.za, P-3.za and NP.za are used in South Africa.
US Municipal
Short-Term
Debt
Ratings
The Municipal Investment Grade (MIG) scale is used for U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.
MIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2: This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
MIG 3: This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.
Demand Obligation Ratings
For variable rate demand obligations (VRDOs), a two-component rating is assigned. Moody
’
s assigns both a long-term rating and a short-term
payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the
Variable Municipal Investment Grade (VMIG) scale.

A-2  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

For VRDOs, Moody's typically assigns a VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years, but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.
VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.
VMIG 2: This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.
VMIG 3: This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.
SG: This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural or legal protections.
S&P Global Ratings
Long-Term Issue Credit Ratings*
Issue credit ratings are based, in varying degrees, on S&P Global
Ratings’ (“S&P”) analysis of the following considerations:
■
Likelihood of payment—capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;
■
Nature and provisions of the financial obligation
,
and the promise
S&P imputes; and
■
Protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws
affecting creditors’ rights.
Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations
)
.
Investment Grade
AAA: An obligation rated ‘AAA’ has the highest rating assigned by S&P.
The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.
AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.
A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.
BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters.
However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
Speculative Grade
Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.
CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred
but S&P expects default to be a virtual certainty, regardless of the anticipated time to default.
C: An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D: An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’
rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

October
30
,
2026
|
Prospectus

PIMCO Flexible Credit Income Fund

*Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus
(+) or minus (-) sign to show relative standing within the rating categories.
Short-Term Issue Credit Ratings
A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.
A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.
A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.
B: A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.
C: A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
D: A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.
Dual Ratings: Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+‘ or ‘A-1+/ A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example,
‘SP-1+/A-1+‘).
Active Qualifiers
S&P uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a
‘p’ qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.
L: Ratings qualified with ‘L’ apply only to amounts invested up to federal deposit insurance limits.
p: This suffix is used for issues in which the credit factors, the terms, or both
that determine the likelihood of receipt of payment of principal are different from the credit factors, terms
,
or both that determine the
likelihood of receipt of interest on the obligation. The ‘p’ suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.
prelim: Preliminary ratings, with the ‘prelim’ suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P of appropriate documentation. S&P reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.
■
Preliminary ratings may be assigned to obligations, most
commonly structured and project finance issues, pending receipt of final documentation and legal opinions.
■
Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or
similar reorganization, based on late-stage reorganization plans, documentation, and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings
consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).
■
Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently
established when, in S&P’s opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.
■
Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring,
recapitalization, significant financing
,
or other transformative
event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P would likely withdraw these preliminary ratings.
■
A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

A-4  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

t: This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.
cir: This symbol indicates a
counterparty instrument rating
(CIR), which
is a forward-looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps, and liquidity facilities). The CIR is determined on an ultimate payment basis;
these opinions do not take into account timeliness of payment.
Inactive Qualifiers (no longer applied or outstanding)
*: This symbol indicated that the rating was contingent upon S&P
’s
receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued
use in August 1998.
c: This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer’s bonds were deemed taxable.
Discontinued use in January 2001.
G: The letter ‘G’ followed the rating symbol when a fund’s portfolio consisted primarily of direct U.S. government securities.
i: This suffix was used for issues in which the credit factors, terms, or both that determine the likelihood of receipt of payment of interest are different from the credit factors, terms, or both that determine the likelihood of receipt of principal on the obligation. The 'i' suffix indicated
that the rating addressed the interest portion of the obligation only. The
'i' suffix was always used in conjunction with the 'p' suffix, which addresses likelihood of receipt of principal. For example, a rated obligation could have been assigned a rating of 'AAApNRi' indicating that the principal portion was rated 'AAA' and the interest portion of the obligation was not rated.
pi: This qualifier was used to indicate ratings that were based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. Such ratings did not, however, reflect in-depth meetings with an issuer’s management and therefore, could have been based on less comprehensive information than ratings without a ‘pi’ suffix. Discontinued use as of December 2014 and as of August 2015 for Lloyd’s Syndicate Assessments.
pr: The letters ‘pr’ indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service
requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.
q: A ‘q’ subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April
2001.
r: The ‘r’ modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating.
The absence of an ‘r’ modifier should not be taken as an indication that an obligation would not exhibit extraordinary noncredit-related risks.
S&P discontinued the use of the ‘r’ modifier for most obligations in June
2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.
Fitch Ratings
Long-Term Credit Ratings

Investment Grade
Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default
Ratings (“IDRs”). IDRs are also assigned to certain entities or enterprises in global infrastructure, project finance and public finance.
IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.
In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.
AAA: Highest credit quality. ‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA: Very high credit quality. ‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A: High credit quality. ‘A’ ratings denote expectations of low default risk.
The capacity for payment of financial commitments is considered strong.
This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BBB: Good credit quality. ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.
Speculative Grade
BB: Speculative. ‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

October
30
,
2026
|
Prospectus

PIMCO Flexible Credit Income Fund

B: Highly speculative. ‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.
CCC: Substantial credit risk. Very low margin for safety. Default is a real possibility.
CC: Very high levels of credit risk. Default of some kind appears probable.
C: Near default.
A default or default-like process has begun, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a ‘C’ category rating for an issuer include:
a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation;
b. the formal announcement by the issuer or their agent of a distressed debt exchange;
c. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent.
RD: Restricted default. ‘RD’ ratings indicate an issuer that in Fitch’s opinion has experienced an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation but has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and has not otherwise ceased operating. This would include:
i. the selective payment default on a specific class or currency of debt;
ii. the uncured expiry of any applicable original grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation.
D: Default. ‘D’ ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business and debt is still outstanding. Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.
In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.
The modifiers
‘
+
’
or
‘
-
’
may be appended to a rating to denote relative
status within major rating categories. For example, the rating category
‘AA’ has three notch-specific rating levels (’AA+‘; ’AA’; ‘AA-’; each a rating level). Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category.
Recovery Ratings
Recovery Ratings are assigned to selected individual securities and obligations, most frequently for individual obligations of
issuers with
IDRs in speculative grade categories.
Among the factors that affect recovery rates for securities are the collateral, the seniority relative to other obligations in the capital structure (where appropriate), and the expected value of the company or underlying collateral in distress.
The Recovery Rating scale is based on the expected relative recovery characteristics of an obligation upon the curing of a default, emergence from insolvency or following the liquidation or termination of the obligor or its associated collateral.
Recovery Ratings are an ordinal scale and do not attempt to precisely predict a given level of recovery. As a guideline in developing the rating assessments, the agency employs broad theoretical recovery bands in its ratings approach based on historical averages and analytical judgment, but actual recoveries for a given security may deviate materially from historical averages.
RR1:
Outstanding recovery prospects given default.
‘RR1’ rated
securities have characteristics consistent with securities historically recovering 91%-100% of current principal and related interest.
RR2:
Superior recovery prospects given default.
‘RR2’ rated securities
have characteristics consistent with securities historically recovering
71%-90% of current principal and related interest.
RR3:
Good recovery prospects given default.
‘RR3’ rated securities have
characteristics consistent with securities historically recovering
51%-70% of current principal and related interest.
RR4:
Average recovery prospects given default.
‘RR4’ rated securities
have characteristics consistent with securities historically recovering
31%-50% of current principal and related interest.
RR5:
Below average recovery prospects given default.
‘RR5’ rated
securities have characteristics consistent with securities historically recovering 11%-30% of current principal and related interest.
RR6:
Poor recovery prospects given default.
‘RR6’ rated securities have
characteristics consistent with securities historically recovering 0%-10%
of current principal and related interest.
Short-Term Credit Ratings
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term”
based on market convention (a long-term rating can also be used to rate

A-6  Prospectus
|
PIMCO Flexible Credit Income Fund

Prospectus

an issue with short maturity). Typically, this means a timeframe of up to
13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.
F1:
Highest short-term credit quality.
Indicates the strongest intrinsic
capacity for timely payment of financial commitments; may have an added
‘
+
’
to denote any exceptionally strong credit feature.
F2:
Good short-term credit quality.
Good intrinsic capacity for timely
payment of financial commitments.
F3:
Fair short-term credit quality.
The intrinsic capacity for timely
payment of financial commitments is adequate.
B:
Speculative short-term credit quality.
Minimal capacity for timely
payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C:
High short-term default risk.
Default is a real possibility.
RD:
Restricted default.
Indicates an entity that has defaulted on one or
more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.
D:
Default.
Indicates a broad-based default event for an entity, or the
default of a short-term obligation.
For the short-term rating category of ‘F1’, a ‘+’ may be appended. For
VRs, the modifiers
‘
+
’
or
‘
–
‘
may be appended to a rating to denote
relative status within categories from ‘aa’ to ‘ccc’. For Derivative
Counterparty Ratings, the modifiers
‘
+
’
or
‘
–
’
may be appended to the
ratings within ‘AA(dcr)’ to ‘CCC(dcr)’ categories.

October
30
,
2026
|
Prospectus

PIMCO Flexible Credit Income Fund

Appendix B
Financial Firm-Specific Sales Charge Waivers and Discounts
The availability of initial sales charge waivers and discounts may depend on the particular financial firm or type of account through which you purchase or hold Fund shares. For waivers or discounts not available through a particular financial firm, investors will have to purchase shares directly from the Fund (or the Distributor) or through another financial firm to receive such waivers or discounts.
The following descriptions of breakpoints and/or sales charge waivers and discounts for a particular financial firm and class(es) of shares set forth information provided by the financial firm that the firm has represented is current as of the date of this prospectus. These breakpoints, waivers or discounts, which may vary from those disclosed elsewhere in the prospectus, are subject to change. The Fund will update this Appendix periodically based on information provided by the applicable financial firm. Neither the Fund, the Investment Adviser nor PIMCO Investments LLC supervises the implementation of these breakpoints, waivers or discounts or verifies the firms’ administration of these breakpoints, waivers or discounts.
In all instances, it is an investor’s responsibility to notify the financial firm of any facts that may qualify the investor for sales charge waivers or discounts. Please contact your financial firm for more information regarding the sales charge waivers and discounts available to you and the firm’s related policies and procedures.
UBS:
If you have an account with or otherwise purchase Fund shares through UBS Financial Services, Inc. (“UBS”), you may reduce or eliminate the sales charges applicable to purchases of Class A-2 Common Shares through utilization of the Combined Purchase Privilege, Right of Accumulation
(Cumulative Quantity Discount), Letter of Intent or Reinstatement Privilege programs, as disclosed elsewhere in the prospectus. For purposes of such programs available to Class A-2 purchasers through UBS, these programs will apply to purchases of other open-end funds and closed-end interval funds that PIMCO sponsors currently or in the future that offer Class A (with respect to open-end funds) and Class A-2 (with respect to closed-end interval funds) (i.e., for purchases of Class A-2 Common Shares through UBS, the term “Eligible Funds” as used in this prospectus includes open-end funds sponsored by PIMCO that offer Class A shares). In addition, for purposes of these programs, for purchases of Class A-2 Common Shares through UBS, UBS may group related accounts by, first, combining the assets held in a household. In addition, accounts in one household can be combined with accounts in a second household if:
■
The primary Social Security or Taxpayer Identification Number on an account in the first household matches the primary Social Security or
Taxpayer Identification Number on an account in the second household.
■
Or, the primary Social Security or Taxpayer Identification Number on an account in one household matches a secondary Social Security or
Taxpayer Identification Number in the second household, and each account in both households share the same nine-digit ZIP code.
In certain circumstances, additional criteria may be applied, and UBS reserves the right, in its sole discretion, to grant exceptions. Additional information about UBS’ policies related to these programs, including regarding the aggregation methods employed by UBS, is available at the UBS website, https://www.ubs.com/us/en/wealth-management/information/account-disclosures.html.

B-1  Prospectus
|
PIMCO Flexible Credit Income Fund

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund's annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the shareholder reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report. Instructions for requesting paper copies will be provided by the Fund or your financial intermediary. Paper copies of the Fund's shareholder reports are required to be provided free of charge by the Fund or financial intermediary.
PIF0001_103026

PIMCO FLEXIBLE CREDIT INCOME FUND
Statement of Additional Information
October 30, 2026
PIMCO Flexible Credit Income Fund (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of beneficial interest, par value of $0.00001 per share (the “Common Shares”), and is operated as an “interval fund.” The Fund currently has five separate classes of Common Shares: Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4.
This Statement of Additional Information relating to the Common Shares of the Fund is not a prospectus, and should be read in conjunction with the Fund’s prospectus relating thereto dated October 30, 2026, as supplemented from time to time (the “Prospectus”). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Common Shares, and investors should obtain and read the Prospectus prior to purchasing such shares.
Pacific Investment Management Company LLC (“PIMCO” or the “Investment Manager”), 650 Newport Center Drive, Newport Beach, California 92660, is the investment manager to the Fund.
A copy of the Prospectus and annual or semi-annual reports for the Fund may be obtained, when available, free of charge at the telephone number and address listed below or by visiting www.pimco.com.
PIMCO Flexible Credit Income Fund
Regulatory Document Request
650 Newport Center Drive
Newport Beach, California 92660
Telephone: 844.312.2113
Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

i

THE FUND
The Fund is a diversified, closed-end management investment company that continuously offers its shares (“Common Shares”) and is operated as an “interval fund.” The Fund was formed on October 25, 2016 as a Massachusetts business trust. The Fund currently offers five separate classes of Common Shares: Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4.
INVESTMENT OBJECTIVE AND POLICIES
The investment objective and general investment policies of the Fund are described in the Prospectus. Additional information concerning the characteristics of certain of the Fund’s investments, strategies and risks is set forth below. Unless a strategy or policy described below is specifically prohibited by the investment restrictions listed in the Prospectus, by the investment restrictions under “Investment Restrictions” in this Statement of Additional Information, or by applicable law, the Fund may engage in each of the practices described below. However, the Fund is not required to engage in any particular transaction or purchase any particular type of securities or investment even if to do so might benefit the Fund. Unless otherwise stated herein, all investment policies of the Fund may be changed by the Board of Trustees (the “Board”) without shareholder approval. In addition, the Fund may be subject to restrictions on its ability to utilize certain investments or investment techniques. Unless otherwise stated herein, these additional restrictions may be changed with the consent of the Board but without approval by or notice to shareholders.
When used in this Statement of Additional Information, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Fund may invest indirectly by investing in derivatives or through its wholly-owned and controlled subsidiaries (each, a “Subsidiary”). The Fund may also invest in U.S. and non-U.S. real estate investments directly or indirectly through one or more controlled subsidiaries structured as real estate investment trusts (each a “REIT Subsidiary”) and/or through joint ventures with affiliated or unaffiliated third parties. A REIT Subsidiary acts as an investment vehicle for the Fund in order to effect certain investments on behalf of the Fund, consistent with the Fund’s investment objective and policies.
References herein to the Fund include references to a Subsidiary and a REIT Subsidiary in respect of the Fund’s investment exposure. The Fund may be exposed to the different types of investments described in the Prospectus and this Statement of Additional Information through its investments in its Subsidiaries and REIT Subsidiaries. The allocation of the Fund’s assets to a Subsidiary and a REIT Subsidiary will vary over time and will likely not include all of the different types of investments described herein at any given time.
High Yield Securities (“Junk Bonds”) and Securities of Distressed Companies
The Fund may invest without limit in debt instruments that are, at the time of purchase, rated below “investment grade” by at least one of Moody’s Ratings (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or unrated but determined by PIMCO to be of comparable quality. The Fund may also invest in defaulted securities and debtor-in-possession financings. A description of the ratings categories used is set forth in Appendix A to the Prospectus.
A security is considered to be below “investment grade” quality if it is either (1) not rated in one of the four highest rating categories by one of the nationally recognized statistical rating organizations (“NRSROs”) (i.e., rated Ba or below by Moody’s, BB or below by S&P or BB or below by Fitch) or (2) if unrated, determined by PIMCO to be of comparable quality to securities so rated. Investments in securities rated below investment grade are described as “speculative” by Moody’s, S&P and Fitch, and are commonly referred to as “high yield” securities or “junk bonds.” Additional information about Moody’s, S&P’s and Fitch’s securities ratings is included in Appendix A to the Prospectus.
Investment in lower rated corporate debt securities (“high yield securities” or “junk bonds”) and securities of distressed companies generally provides greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk. Securities of distressed companies include both debt and equity securities.

High yield securities and debt securities of distressed companies are regarded as predominantly speculative with respect to the issuer’s continuing ability to make timely principal and interest payments. Issuers of high yield and distressed company securities may be involved in restructurings or bankruptcy proceedings that may not be successful. High yield securities and debt securities of distressed companies may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn, for example, could cause a decline in prices of high yield securities and debt securities of distressed companies because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities, and a high yield security may lose significant market value before a default occurs. If an issuer defaults, in addition to risking payment of all or a portion of interest and principal, the Fund by investing in such securities, may incur additional expenses to seek recovery of their respective investments. In the case of securities structured as zero-coupon or pay-in-kind securities, their market prices are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash.
High yield and distressed company securities may have the right to “call” or redeem the issue prior to maturity, which may result in the Fund having to reinvest the proceeds in other high yield securities that may pay lower interest rates. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in these securities. In addition, the high yield securities and securities of distressed companies in which the Fund invests may not be listed on any exchange and a secondary market for such securities may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in high yield and distressed company securities may involve greater costs than transactions in more actively traded securities, which could adversely affect the price at which the Fund could sell a high yield or distressed company security, and could adversely affect the daily net asset value of the shares. A lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make high yield and distressed company debt more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for these securities and/or may result in the Fund not receiving the proceeds from a sale of a high yield or distressed company security for an extended period after such sale, each of which could result in losses to the Fund. Because of the risks involved in investing in high yield securities and securities of distressed companies, an investment in the Fund should be considered speculative.
Analysis of the creditworthiness of issuers of high yield securities and distressed company securities may be more complex than for issuers of higher quality debt securities, and achievement of the Fund’s investment objectives may, to the extent of its investments in high yield and distressed company securities, depend more heavily on PIMCO’s creditworthiness analysis than would be the case if the Fund were investing in higher quality securities.
High yield securities structured as “zero-coupon” bonds or “payment-in-kind” securities (“PIKs”) tend to be especially volatile as they are particularly sensitive to downward pricing pressures from rising interest rates or widening spreads and may require the Fund to make taxable distributions of income greater than the total amount of cash interest the Fund has actually received. Even though such securities do not pay current interest in cash, the Fund nonetheless is required to accrue interest income on these investments and to distribute the interest income on a current basis. Thus, the Fund could be required at times to sell other investments in order to satisfy its distribution requirements (including when it is not advantageous to do so).
The secondary market on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high yield security, and could adversely affect the daily net asset value of the shares. Lower liquidity in secondary markets could adversely affect the value of high yield/high risk securities held by the Fund. Additionally, while lower rated securities typically are less sensitive to interest rate changes than higher rated securities, the market prices of high yield/high risk securities structured as zero coupon bonds or PIKs may be affected to a greater extent by interest rate changes. Furthermore, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield and distressed company securities, especially in a thinly traded market. When secondary markets for high yield securities are less liquid than the market for other types of securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available.
The use of credit ratings as the sole method of evaluating high yield securities and debt securities of distressed companies can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments of a debt security, not the market value risk of a security. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. PIMCO does not rely solely on credit ratings when selecting, holding or selling debt securities for the Fund.
Mortgage-Related and Other Asset-Backed Instruments
The Fund may invest in a variety of mortgage-related and other asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers.
As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.
Mortgage-related assets include, but are not limited to, any security, instrument or other asset that is related to U.S. or non U.S. mortgages, including those issued by private originators or issuers, or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities or by non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including real estate mortgage investment conduits (“REMICs”), which could include resecuritizations of REMICs (“Re-REMICs”), mortgage pass-through securities, inverse floaters, collateralized mortgage obligations (“CMOs”), collateralized loan obligations, multiclass pass-through securities, private mortgage pass-through securities, and stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and mortgage-related loans (including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Such mortgage loans may include non-performing loans, which may include (but not be limited to) loans where a borrower is delinquent in payments or loans that are in or close to default, and reperforming loans (“RPLs”), which are loans that have previously been delinquent but are current at the time securitized.
The value of some mortgage-related or other asset-backed securities (“ABS”) in which the Fund invests may be particularly sensitive to changes in prevailing interest rates, and, like other fixed income investments, the ability of the Fund to utilize these instruments successfully may depend in part upon the ability of PIMCO to forecast interest rates and other economic factors correctly. See “Mortgage Pass-Through Securities” below. The Fund may also invest in debt securities which are secured with collateral consisting of mortgage-related assets, and in other types of mortgage-related assets and ABS. See “Collateralized Mortgage Obligations (“CMOs”)” below.
The financial downturn of the late 2000s adversely affected the market for mortgage-related securities. The downturn saw dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, and significant asset write-downs by financial institutions. Between 2008 and 2009, the market for mortgage-related securities (and other ABS) was particularly adversely impacted by, among other factors, the failure of certain large financial institutions and the events leading to the conservatorship and the control by the U.S. government of the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”), as described below. These events, coupled with the general economic downturn, resulted in a substantial level of uncertainty in the financial markets, particularly with respect to mortgage-related investments. There is no assurance that the U.S. government would take similar or further action to support the mortgage-related securities industry, as it has in the past, should the economy experience another downturn. Further, any future government actions may significantly alter the manner in which the mortgage-related securities market functions. Each of these factors could ultimately increase the risk that the Fund could realize losses on mortgage-related securities.
The mortgage-related securities in which the Fund may invest include, without limitation, mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), commercial or residential mortgage-backed securities, mortgage dollar rolls/buybacks, CMO residuals, stripped mortgage-backed securities (“SMBS”) and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The Fund may also invest in other types of ABS, including collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other similarly structured securities. The mortgage-related assets in which the Fund may invest may pay variable or fixed rates of interest.

Through investments in mortgage-related securities, including those that are issued by private issuers, the Fund may have some exposure to subprime loans as well as to the mortgage and credit markets generally. Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called “special purpose vehicles” or “SPVs”) and other entities that acquire and package mortgage loans for resale as mortgage-related securities.
Mortgage Pass-Through Securities. Mortgage pass-through securities are securities representing interests in “pools” of mortgage loans secured by residential or commercial real property. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed or variable amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association (“GNMA”)) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.
The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. Early repayment of principal on some mortgage-related securities (arising from prepayments of principal due to the sale of the underlying property, refinancing, or foreclosure, net of fees and costs that may be incurred) may expose the Fund to a lower rate of return upon reinvestment of principal. Also, if a security subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Like other fixed income securities, when interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. Adjustable rate mortgage-related and other ABS are also subject to some interest rate risk. For example, because interest rates on most adjustable rate mortgage- and other ABS only reset periodically (e.g., monthly or quarterly), changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the market value of these securities, including declines in value as interest rates rise. In addition, to the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase.
The residential mortgage market in the United States has experienced in the past, and could experience in the future, difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments. Delinquencies, defaults and losses on residential mortgage loans may increase substantially over certain periods. A decline in or flattening of housing values may exacerbate such delinquencies and losses on residential mortgages. Borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. As a result of the 2008 financial crisis, a number of residential mortgage loan originators experienced serious financial difficulties or bankruptcy. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements caused limited liquidity in the secondary market for certain mortgage-related securities, which adversely affected the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could recur or worsen in the future.
Agency Mortgage-Related Securities. Payment of principal and interest on some mortgage pass-through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. government (in the case of securities guaranteed by GNMA) or guaranteed by agencies or instrumentalities of the U.S. government (in the case of securities guaranteed by the FNMA or the FHLMC). The principal governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly-owned U.S. government corporation within the U.S. Department of Housing and Urban Development (the “Department of Housing and Urban Development”). GNMA is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”).
Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. government) include FNMA and FHLMC. FNMA is a government-sponsored corporation. FNMA primarily purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers, which includes state and federally chartered savings and loan associations, mutual savings banks, commercial banks, credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. government.
FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation that issues participation certificates (“PCs”) which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. government. Instead, they are supported only by the discretionary authority of the U.S. government to purchase the agency’s obligations.
FNMA and FHLMC also securitize RPLs. For example, in FNMA’s case, the RPLs are single-family, fixed rate reperforming loans that generally were previously placed in a mortgage-backed securities trust guaranteed by FNMA, purchased from the trust by FNMA and held as a distressed asset after four or more months of delinquency, and subsequently became current (i.e., performing) again. Such RPLs may have exited delinquency through efforts at reducing defaults (e.g., loan modification). In selecting RPLs for securitization, FNMA follows certain criteria related to length of time the loan has been performing, the type of loan (single-family, fixed rate), and the status of the loan as first lien, among other things. FNMA may include different loan structures and modification programs in the future.
Since September 6, 2008, FNMA and FHLMC have operated under a conservatorship administered by the Federal Housing Finance Agency (“FHFA”). As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. In connection with the conservatorship, the U.S. Department of the Treasury (the “U.S. Treasury”) entered into a Senior Preferred Stock Purchase Agreement to provide additional financing to FNMA and FHLMC.
FNMA and FHLMC continue to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. The Senior Preferred Stock Purchase Agreement is intended to enhance each of FNMA’s and FHLMC’s ability to meet its obligations. The FHFA has indicated that the conservatorship of each enterprise will end when the director of FHFA determines that FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed.
Under the Federal Housing Finance Regulatory Reform Act of 2008 (the “Reform Act”), which was included as part of the Housing and Economic Recovery Act of 2008, FHFA, as conservator or receiver, has the power to repudiate any contract entered into by FNMA or FHLMC prior to FHFA’s appointment as conservator or receiver, as applicable, if FHFA determines, in its sole discretion, that performance of the contract is burdensome and that repudiation of the contract promotes the orderly administration of FNMA’s or FHLMC’s affairs. The Reform Act requires FHFA to exercise its right to repudiate any contract within a reasonable period of time after its appointment as conservator or receiver.
FHFA, in its capacity as conservator, has indicated that it has no intention to repudiate the guaranty obligations of FNMA or FHLMC because FHFA views repudiation as incompatible with the goals of the conservatorship. However, in the event that FHFA, as conservator or if it is later appointed as receiver for FNMA or FHLMC, were to repudiate any such guaranty obligation, the conservatorship or receivership estate, as applicable, would be liable for actual direct compensatory damages in accordance with the provisions of the Reform Act. Any such liability could be satisfied only to the extent of FNMA’s or FHLMC’s assets available therefor.
In the event of repudiation, the payments of interest to holders of FNMA or FHLMC mortgage-backed securities would be reduced if payments on the mortgage loans represented in the mortgage loan groups related to such mortgage-backed securities are not made by the borrowers or advanced by the servicer. Any actual direct compensatory damages for repudiating these guaranty obligations may not be sufficient to offset any shortfalls experienced by such mortgage-backed security holders.
Further, in its capacity as conservator or receiver, FHFA has the right to transfer or sell any asset or liability of FNMA or FHLMC without any approval, assignment or consent. Although FHFA has stated that it has no present intention to do so, if FHFA, as conservator or receiver, were to transfer any such guaranty obligation to another party, holders of FNMA or FHLMC mortgage-backed securities would have to rely on that party for satisfaction of the guaranty obligation and would be exposed to the credit risk of that party.
In addition, certain rights provided to holders of mortgage-backed securities issued by FNMA and FHLMC under the operative documents related to such securities may not be enforced against FHFA, or enforcement of such rights may be delayed, during the conservatorship or any future receivership. The operative documents for FNMA and FHLMC mortgage-backed securities may provide (or with respect to securities issued prior to the date of the appointment of the conservator may have provided) that upon the occurrence of an event of default on the part of FNMA or FHLMC, in its capacity as guarantor, which includes the appointment of a conservator or receiver, holders of such mortgage-backed securities have the right to replace FNMA or FHLMC as trustee if the requisite percentage of mortgage-backed securities holders consent. The Reform Act prevents mortgage-backed security holders from enforcing such rights if the event of default arises solely because a conservator or receiver has been appointed. The Reform Act also provides that no person may exercise any right or power to terminate, accelerate or declare an event of default under certain contracts to which FNMA or FHLMC is a party, or obtain possession of or exercise control over any property of FNMA or FHLMC, or affect any contractual rights of FNMA or FHLMC, without the approval of FHFA, as conservator or receiver, for a period of 45 or 90 days following the appointment of FHFA as conservator or receiver, respectively.
FHFA and the White House have made public statements regarding plans to consider ending the conservatorships of FNMA and FHLMC. In the event that FNMA and FHLMC are taken out of conservatorship, it is unclear how the capital structure of FNMA and FHLMC would be constructed and what effects, if any, there may be on FNMA’s and FHLMC’s creditworthiness and guarantees of certain mortgage-backed securities. It is also unclear whether the U.S. Treasury would continue to enforce its rights or perform its obligations under the Senior Preferred Stock Programs. Should FNMA’s and FHLMC’s conservatorship end, there could be an adverse impact on the value of their securities, which could cause losses to the Fund.
FNMA and FHLMC have entered into a joint initiative to develop and operate a common securitization platform for the issuance of a uniform mortgage-backed security (the “Single Security Initiative”) that aligns the characteristics of FNMA and FHLMC certificates. In June 2019, under the Single Security Initiative, FNMA and FHLMC started issuing uniform mortgage-backed securities in place of their current offerings of to-be-announced-eligible securities. The Single Security Initiative seeks to support the overall liquidity of the to-be-announced (“TBA”) market and aligns the characteristics of FNMA and FHLMC certificates. The long-term effects that the Single Security Initiative may have on the market for TBA and other mortgage-backed securities are uncertain.
Government-Sponsored Enterprise (“GSE”) Credit Risk Transfer Securities and GSE Credit-Linked Notes. GSE credit risk transfer securities are notes issued directly by a GSE, such as FNMA or FHLMC, and GSE credit-linked notes are notes issued by a special purpose vehicle (“SPV”) sponsored by a GSE. Investors in these notes provide credit protection for the applicable GSE’s mortgage-related securities guarantee obligations. In this regard, a noteholder receives compensation for providing credit protection to the GSE and, when a specified level of losses on the relevant mortgage loans occurs, the principal balance and certain payments owed to the noteholder may be reduced. In addition, noteholders may receive a return of principal prior to the stated maturity date reflecting prepayment on the underlying mortgage loans and in any other circumstances that may be set forth in the applicable loan agreement. The notes may be issued in different tranches representing the issuance of different levels of credit risk protection to the GSE on the underlying mortgage loans and the notes are not secured by the reference mortgage loans.
GSE Credit-Linked Notes Structure. In this structure, the SPV receives the note sale proceeds and the SPV’s obligations to the noteholder are collateralized by the note sale proceeds. The SPV invests the proceeds in cash or other short-term assets. The SPV also enters into a credit protection agreement with the GSE pursuant to which the GSE pays the SPV monthly premium payments and the SPV compensates the GSE for covered losses on the reference mortgage loans. The SPV pays noteholders monthly interest payments based on the premium payments paid by the

GSE and the performance on the invested note sale proceeds. The noteholders also receive a return of principal on a stated maturity date based on the initial investment amount, as reduced by any covered losses on the reference mortgage loans paid by the SPV or the GSE.
Risks Related to GSE Credit Risk Transfer Securities and GSE Credit-Linked Notes. GSE credit risk transfer securities are general obligations issued by a GSE and are unguaranteed and unsecured. GSE credit-linked notes are similar, except that the notes are issued by an SPV, rather than by a GSE, and the obligations of the SPV are collateralized by the note proceeds as invested by the SPV, which are invested in cash or short-term securities. Although both GSE credit risk transfer securities and GSE credit-linked notes are unguaranteed, obligations of an SPV are also not backstopped by the Department of Treasury or an obligation of a GSE.
The risks associated with these investments are different than the risks associated with an investment in mortgage-backed securities issued by GSEs or a private issuer. If a GSE fails to pay principal or interest on its credit risk transfers or goes through a bankruptcy, insolvency or similar proceeding, holders of such credit risk transfers will have no direct recourse to the underlying mortgage loans. In addition, some or all of the mortgage default risk associated with the underlying mortgage loans is transferred to noteholders. As a result, there can be no assurance that losses will not occur on an investment in GSE credit risk transfer securities or GSE credit-linked notes and funds investing in these instruments may be exposed to the risk of loss on their investment. In addition, these investments are subject to prepayment risk.
In the case of GSE credit-linked notes, if a GSE fails to make a premium or other required payment to the SPV, the SPV may be unable to pay a noteholder the entire amount of interest or principal payable to the noteholder. In the event of a default on the obligations to noteholders, the SPV’s principal and interest payment obligations to noteholders will be subordinated to the SPV’s credit protection payment obligations to the GSE. Payment of such amounts to noteholders depends on the cash available in the trust from the loan proceeds and the GSE’s premium payments.
Any income earned by the SPV on investments of loan proceeds is expected to be less than the interest payments amounts to be paid to noteholders of the GSE credit-linked notes and interest payments to noteholders will be reduced if the GSE fails to make premium payments to the SPV. An SPV’s investment of loan proceeds may also be concentrated in the securities of a few number of issuers. A noteholder bears any investment losses on the allocable portion of the loan proceeds. An SPV that issues GSE credit-linked notes may fall within the definition of a “commodity pool” under the Commodity Exchange Act (“CEA”). Certain GSEs are not required to register as commodity pool operators (“CPOs”) in reliance on U.S. Commodity Futures Trading Commission (“CFTC”) no-action relief, subject to certain conditions similar to those under CFTC Rule 4.13(a)(3), with respect to the operation of the SPV. If the GSE or SPV fails to comply with such conditions, noteholders that are investment vehicles, such as the Fund, may become ineligible to claim an exclusion from CFTC regulation, to the extent they are currently eligible to claim the exclusion. The Fund may consider steps in order to continue to qualify for exemption from CFTC regulation, or may determine to operate subject to CFTC regulation, which could cause the Fund to incur increased costs.
Privately Issued Mortgage-Related (Non-Agency) Securities. Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. Privately issued mortgage-related securities, such as privately-held or non-traded REITs, may bear higher fees than publicly-traded REITs. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers. The insurance and guarantees are issued by governmental entities, private insurers or the mortgage poolers. Such insurance and guarantees, and the creditworthiness of the issuers thereof, will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees. Securities issued by certain private organizations may not be readily marketable. Please refer to “Illiquid Investments” for further discussion of regulatory considerations and constraints relating to investment liquidity.

Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Mortgage pools underlying privately issued mortgage-related securities more frequently include second mortgages, high loan-to-value ratio mortgages and manufactured housing loans, in addition to commercial mortgages and other types of mortgages where a government or government sponsored entity guarantee is not available. The coupon rates and maturities of the underlying mortgage loans in a privately-issued mortgage-related securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.
The risk of non-payment is greater for mortgage-related securities that are backed by loans that were originated under weak underwriting standards, including loans made to borrowers with limited means to make repayment. A level of risk exists for all loans, although, historically, the poorest performing loans have been those classified as subprime. Other types of privately issued mortgage-related securities, such as those classified as pay-option adjustable rate or Alt-A have also performed poorly. Even loans classified as prime have experienced higher levels of delinquencies and defaults. The substantial decline in real property values across the U.S. has exacerbated the level of losses that investors in privately issued mortgage-related securities have experienced. It is not certain when these trends may reverse. Market factors that may adversely affect mortgage loan repayment include adverse economic conditions, unemployment, a decline in the value of real property, or an increase in interest rates.
Privately issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.
The Fund may purchase privately issued mortgage-related securities that are originated, packaged and serviced by third party entities. It is possible these third parties could have interests that are in conflict with the holders of mortgage-related securities, and such holders (such as the Fund) could have rights against the third parties or their affiliates. For example, if a loan originator, servicer or its affiliates engaged in negligence or willful misconduct in carrying out its duties, then a holder of the mortgage-related security could seek recourse against the originator/servicer or its affiliates, as applicable. Also, as a loan originator/servicer, the originator/servicer or its affiliates may make certain representations and warranties regarding the quality of the mortgages and properties underlying a mortgage-related security. If one or more of those representations or warranties is false, then the holders of the mortgage-related securities (such as the Fund) could trigger an obligation of the originator/servicer or its affiliates, as applicable, to repurchase the mortgages from the issuing trust.
Notwithstanding the foregoing, many of the third parties that are legally bound by trust and other documents have failed to perform their respective duties, as stipulated in such trust and other documents, and investors have had limited success in enforcing terms. To the extent third party entities involved with privately issued mortgage-related securities are involved in litigation relating to the securities, actions may be taken that are adverse to the interests of holders of the mortgage-related securities, including the Fund. For example, third parties may seek to withhold proceeds due to holders of the mortgage-related securities, including the Fund, to cover legal or related costs. Any such action could result in losses to the Fund.
The assets underlying mortgage-related securities may be represented by a portfolio of residential or commercial mortgages (including both whole mortgage loans and mortgage participation interests that may be senior or junior in terms of priority of repayment) or portfolios of mortgage pass-through securities issued or guaranteed by GNMA, FNMA or FHLMC. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the FHA or the VA. In the case of privately issued mortgage-related securities whose underlying assets are neither U.S. government securities nor U.S. government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.
Collateralized Mortgage Obligations (“CMOs”). A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, semi-annually or on a monthly basis. CMOs may be collateralized by whole mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC, or FNMA, and their income streams.
CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayment. Actual maturity and average life will depend upon the prepayment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayment, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full.
In a typical CMO transaction, a corporation (“issuer”) issues multiple series (e.g., A, B, C, Z) of CMO bonds (“Bonds”). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates (“Collateral”). The Collateral is pledged to a third party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all bear current interest. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begins to be paid currently.
CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage or ABS.
As CMOs have evolved, some classes of CMO bonds have become more common. For example, the Fund may invest in parallel-pay and planned amortization class (“PAC”) CMOs and multi-class pass-through certificates. Parallel-pay CMOs and multi-class pass-through certificates are structured to provide payments of principal on each payment date to more than one class. These simultaneous payments are taken into account in calculating the stated maturity date or final distribution date of each class, which, as with other CMO and multi-class pass-through structures, must be retired by its stated maturity date or final distribution date but may be retired earlier. PACs generally require payments of a specified amount of principal on each payment date. PACs are parallel-pay CMOs with the required principal amount on such securities having the highest priority after interest has been paid to all classes. Any CMO or multi-class pass-through structure that includes PAC securities must also have support tranches—known as support bonds, companion bonds or non-PAC bonds—which lend or absorb principal cash flows to allow the PAC securities to maintain their stated maturities and final distribution dates within a range of actual prepayment experience. These support tranches are subject to a higher level of maturity risk compared to other mortgage-related securities, and usually provide a higher yield to compensate investors. If principal cash flows are received in amounts outside a pre-determined range such that the support bonds cannot lend or absorb sufficient cash flows to the PAC securities as intended, the PAC securities are subject to heightened maturity risk. Consistent with the Fund’s investment objective and policies, PIMCO may invest in various tranches of CMO bonds, including support bonds.
CMOs that are issued or guaranteed by the U.S. government or by any of its agencies or instrumentalities will be considered U.S. government securities by the Fund, while other CMOs, even if collateralized by U.S. government securities, will have the same status as other privately issued securities for purposes of applying the Fund’s diversification tests.
FHLMC Collateralized Mortgage Obligations. FHLMC CMOs are debt obligations of FHLMC issued in multiple classes having different maturity dates which are secured by the pledge of a pool of conventional mortgage loans purchased by FHLMC. Payments of principal and interest on the CMOs are made semi-annually, as opposed to monthly. The amount of principal payable on each semi-annual payment date is determined in accordance with FHLMC’s mandatory sinking fund schedule, which in turn, is equal to approximately 100% of FHA prepayment experience applied to the mortgage collateral pool. All sinking fund payments in the CMOs are allocated to the retirement of the individual classes of bonds in the order of their stated maturities. Payment of principal on the mortgage loans in the collateral pool in excess of the amount of FHLMC’s minimum sinking fund obligation for any payment date are paid to the holders of the CMOs as additional sinking fund payments. Because of the “pass-through” nature of all principal payments received on the collateral pool in excess of FHLMC’s minimum sinking fund requirement, the rate at which principal of the CMOs is actually repaid is likely to be such that each class of bonds will be retired in advance of its scheduled maturity date.
If collection of principal (including prepayments) on the mortgage loans during any semi-annual payment period is not sufficient to meet FHLMC’s minimum sinking fund obligation on the next sinking fund payment date, FHLMC agrees to make up the deficiency from its general funds.
Criteria for the mortgage loans in the pool backing the FHLMC CMOs are identical to those of FHLMC PCs. FHLMC has the right to substitute collateral in the event of delinquencies and/or defaults.
Commercial or Residential Mortgage-Backed Securities. Commercial mortgage-backed securities and residential mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial or residential real property. Many of the risks of investing in commercial mortgage-backed securities or residential mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities or residential mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or ABS.
CMO Residuals. CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.
The cash flow generated by the mortgage assets underlying a series of CMOs is applied first to make required payments of principal and interest on the CMOs and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of SMBS. See “Stripped Mortgage-Backed Securities” below. In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to SMBS, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual.
CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. In addition, CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act of 1933, as amended (the “Securities Act”). CMO residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability. Please refer to “Illiquid Investments” for further discussion of regulatory considerations and constraints relating to investment liquidity.
Adjustable Rate Mortgage-Backed Securities. Adjustable rate mortgage-backed securities (“ARMBSs”) have interest rates that reset at periodic intervals. Acquiring ARMBSs permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBSs are based. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBSs, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBSs behave more like fixed income securities and less like adjustable rate securities and are subject to the risks associated with fixed income securities. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.
Stripped Mortgage-Backed Securities. SMBS are derivative multi-class mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.
SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO” class), while the other class will receive all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.
Other Mortgage-Related Securities. Other mortgage-related securities include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including mortgage dollar rolls/buybacks, CMO residuals or SMBS. Other mortgage-related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.
Mortgage-related securities include, among other things, securities that reflect an interest in reverse mortgages. In a reverse mortgage, a lender makes a loan to a homeowner based on the homeowner’s equity in his or her home. Repayment of the interest or principal for the loan is generally not required until the homeowner dies, sells the home, or ceases to use the home as his or her primary residence.
There are three general types of reverse mortgages: (1) single-purpose reverse mortgages, which are offered by certain state and local government agencies and nonprofit organizations; (2) federally-insured reverse mortgages, which are backed by the Department of Housing and Urban Development; and (3) proprietary reverse mortgages, which are privately offered loans. A mortgage-related security may be backed by a single type of reverse mortgage. Reverse mortgage-related securities include agency and privately issued mortgage-related securities. The principal government guarantor of reverse mortgage-related securities is GNMA.
Reverse mortgage-related securities may be subject to risks different than other types of mortgage-related securities due to the unique nature of the underlying loans. The date of repayment for such loans is uncertain and may occur sooner or later than anticipated. The timing of payments for the corresponding mortgage-related security may be uncertain. The loans may react differently than traditional home loans to market events, in light of differences in the ways reverse mortgages are structured, qualifying requirements, among other reasons. Additionally, there can be no assurance that service providers to reverse mortgage trusts (“RMTs”) will diligently and appropriately execute their duties with respect to servicing such trusts. As a result, investors (which may include the Fund) in notes issued by RMTs may be deprived of payments to which they are entitled. This could result in losses to the Fund. Investors, including the Fund, may determine to pursue negotiations or legal claims or otherwise seek compensation from RMT service providers in certain instances. This may involve the Fund incurring costs and expenses associated with such actions.
Asset-Backed Securities. The Fund may invest in, or have exposure to, ABS, which are securities that represent a participation in, or are secured by and payable from, a stream of payments generated by particular assets, most often a pool or pools of similar assets (e.g., trade receivables). ABS are created from many types of assets, including, but not limited to, auto loans, accounts receivable such as credit card receivables and hospital account receivables, home equity loans, student loans, boat loans, mobile home loans, recreational vehicle loans, manufactured housing loans, aircraft leases, computer leases, syndicated bank loans, peer-to-peer loans and litigation finance loans. These loans or other receivables are subject to risks of prepayment, delinquency and default similar to those present in mortgage loans. Consumer loans may be backed by collateral (as in automobile loans) or they may be unsecured. Moreover, Congress, regulators, such as the Consumer Financial Protection Bureau, and the individual states may further regulate the consumer credit industry in ways that make it more difficult for servicers of such loans to collect payments on such loans, resulting in reduced collections. Changes to federal or state bankruptcy or debtor relief laws may also impede collection efforts or alter timing and amount of collections. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement.
The underlying assets (e.g., loans) are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. If the credit support or enhancement is exhausted, losses or delays in payment may result if the required payments of principal and interest are not made. The value of these securities also may change because of changes in the market’s perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or trust providing the credit support or enhancement. Typically, there is no perfected security interest in the collateral that relates to the financial assets that support ABS. ABS have many of the same characteristics and risks as the mortgage-backed securities described above.
The Fund may purchase or have exposure to commercial paper, including asset-backed commercial paper (“ABCP”), that is issued by structured investment vehicles or other conduits. These conduits may be sponsored by mortgage companies, investment banking firms, finance companies, hedge funds, private equity firms and special purpose finance entities. ABCP typically refers to a short-term debt security, the payment of which is supported by cash flows from underlying assets, or one or more liquidity or credit support providers, or both. Assets backing ABCP include credit card, car loan and other consumer receivables and home or commercial mortgages, including subprime mortgages. The repayment of ABCP issued by a conduit depends primarily on the cash collections received from the conduit’s underlying asset portfolio and the conduit’s ability to issue new ABCP. Therefore, there could be losses to the Fund if investing in ABCP in the event of credit or market value deterioration in the conduit’s underlying portfolio, mismatches in the timing of the cash flows of the underlying asset interests and the repayment obligations of maturing ABCP, or the conduit’s inability to issue new ABCP. To protect investors from these risks, ABCP programs may be structured with various protections, such as credit enhancement, liquidity support, and commercial paper stop-issuance and wind-down triggers. However, there can be no guarantee that these protections will be sufficient to prevent losses to investors in ABCP. Some ABCP programs provide for an extension of the maturity date of the ABCP if, on the related maturity date, the conduit is unable to access sufficient liquidity through the issue of additional ABCP. This may delay the sale of the underlying collateral and the Fund may incur a loss if the value of the collateral deteriorates during the extension period. Alternatively, if collateral for ABCP deteriorates in value, the collateral may be required to be sold at inopportune times or at prices insufficient to repay the principal and interest on the ABCP. ABCP programs may provide for the issuance of subordinated notes as an additional form of credit enhancement. The subordinated notes are typically of a lower credit quality and have a higher risk of default. To the extent the Fund purchases these subordinated notes, it will have a higher likelihood of loss than investors in the senior notes.
Consistent with the Fund’s investment objectives and policies, PIMCO also may invest in other types of ABS (such as credit card receivables or student loans). Other ABS may be collateralized by the fees earned by service providers. The value of ABS may be substantially dependent on the servicing of the underlying asset pools and is therefore subject to risks associated with the negligence by, or defalcation of, their servicers. In certain circumstances, the mishandling of related documentation may also affect the rights of the security holders in and to the underlying collateral. The insolvency of entities that generate receivables or that utilize the assets may result in added costs and delays in addition to losses associated with a decline in the value of the underlying assets.
Investors should note that Congress from time to time may consider actions that would limit or remove the explicit or implicit guarantee of the payment of principal and/or interest on many types of ABS. Any such action would likely adversely impact the value of such securities.
Some ABS, particularly home equity loan transactions, are subject to interest-rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Additionally, the value of ABS is subject to risks associated with the servicers’ performance. In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying collateral (e.g., failure to properly document a security interest in the underlying collateral) may affect the rights of the security holders in and to the underlying collateral. Finally,

ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.
Consistent with the Fund’s investment objective and policies, PIMCO also may invest in other types of ABS (such as credit card receivables or student loans). Other ABS may be collateralized by the fees earned by service providers. The value of ABS may be substantially dependent on the servicing of the underlying asset pools and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. In certain circumstances, the mishandling of related documentation may also affect the rights of the security holders in and to the underlying collateral. The insolvency of entities that generate receivables or that utilize the assets may result in added costs and delays in addition to losses associated with a decline in the value of the underlying assets.
Investors should note that Congress from time to time may consider actions that would limit or remove the explicit or implicit guarantee of the payment of principal and/or interest on many types of ABS. Any such action would likely adversely impact the value of such securities.
Collateralized Bond Obligations, Collateralized Loan Obligations and Other Collateralized Debt Obligations. The Fund may invest in each of CBOs, CLOs, other CDOs and other similarly structured securities. CBOs, CLOs and other CDOs are types of ABS. A CBO is a trust that is often backed by a diversified pool of high risk, below investment grade fixed income securities. The collateral can be from many different types of fixed income securities such as high-yield debt, residential privately issued mortgage-related securities, commercial privately issued mortgage-related securities, trust preferred securities and emerging market debt. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. Other CDOs are trusts backed by other types of assets representing obligations of various parties. CBOs, CLOs and other CDOs may charge management fees and administrative expenses.
For CBOs, CLOs and other CDOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the first loss from any defaults from the bonds or loans in the trust, although more senior tranches may also bear losses. Since it is partially protected from defaults, a senior tranche from a CBO trust, CLO trust or trust of another CDO typically has higher ratings and lower yields than their underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CBO, CLO or other CDO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CBO, CLO or other CDO securities as a class.
The risks of an investment in a CBO, CLO or other CDO vary depending on the type of the collateral securities and the class of the instrument in which the Fund invests, among other factors. Normally, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. Please refer to “Illiquid Investments” below for further discussion of regulatory considerations and constraints relating to investment liquidity. In addition to the normal risks associated with fixed income securities discussed elsewhere in this Statement of Additional Information and the Prospectus (e.g., prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk and interest rate risk (which may be exacerbated if the interest rate payable on a structured financing changes based on multiples of changes in interest rates or inversely to changes in interest rates) and default risk), CBOs, CLOs and other CDOs carry additional risks including, but are not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the performance of a structure or the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets; (iv) the price of a structured finance investment, if required to be sold, may also be subject to certain market and liquidity risks for securities of its type at the time of sale; (v) if the particular structured product is invested in a security in which the Fund is also invested, this would tend to increase the Fund’s overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis; (vi) the assets collateralizing any CDO may have more correlated performance than expected at the time of structuring such CDO and therefore may perform worse than projected in a default scenario; (vii) the risk that the Fund may invest in CBOs, CLOs or other CDOs that are subordinate to other classes; and (viii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
Other Asset-Backed Securities. Similarly, PIMCO expects that other ABS (unrelated to mortgage loans) will be offered to investors in the future and may be purchased by the Fund.
Real Estate Assets and Related Derivatives
The Fund may generally gain exposure to the real estate sector by investing in real-estate linked derivatives, real estate investment trusts (“REITs”), pooled investment vehicles (including registered investment companies and private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for an applicable exemption or exclusion) that invest in real estate investments, and common, preferred and convertible securities of issuers in real estate-related industries. The Fund may also invest in loans or other investments secured by real estate (other than mortgage-backed securities) and may, as a result of default, foreclosure or otherwise, take possession of and hold real estate as a direct owner (see “Loans and Other Indebtedness; Loan Acquisitions, Participations and Assignments” below). Each of these types of investments are subject, directly or indirectly, to risks associated with ownership of real estate, including changes in the general economic climate or local conditions, including reduced demand for commercial and office space as well as increased maintenance or tenant improvement costs to convert properties for other uses, default risk of tenants and borrowers, the financial condition of tenants, buyers and sellers, and the inability to re-lease space on attractive terms or to obtain mortgage financing on a timely basis or at all, loss to casualty or condemnation, increases in property taxes and operating expenses, zoning law amendments, changes in interest rates, overbuilding and increased competition, including competition based on rental rates, variations in market value, changes in the financial condition of tenants, changes in operating costs, attractiveness and location of the properties, adverse changes in the real estate markets generally or in specific sectors of the real estate industry and possible environmental liabilities. Real estate income and values may also be affected by demographic trends, such as population shifts or changing tastes, preferences (such as remote work arrangements) and social values. Real estate-related investments may entail leverage and may be highly volatile.
REITs are pooled investment vehicles that own, and typically operate, income-producing real estate. Some REITs also finance real estate. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is generally not taxed on the income distributed to shareholders. REITs are subject to management fees and other expenses, and so the Fund would bear its proportionate share of the costs of the REITs’ operations, if it invests in REITs. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income. REITs may not provide complete tax information to the Fund until after the calendar year-end. Consequently, because of the delay, it may be necessary for the Fund to request permission from the Internal Revenue Service (“IRS”) to extend the deadline for issuance of Form 1099-DIV.
Along with the risks common to different types of real estate related securities, REITs, no matter the type, involve additional risk factors. These include poor performance by the REIT’s manager, changes to the tax laws, and failure by the REIT to qualify for favorable tax treatment afforded to REITs under the Internal Revenue Code of 1986, as amended (the “Code”), under the 1940 Act. Furthermore, REITs are not typically diversified and are heavily dependent on cash flow. Investments in REIT equity securities could require the Fund to accrue and distribute income not yet received by the Fund. On the other hand, investments in REIT equity securities can also result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes such amounts, such distribution could constitute a return of capital to Fund shareholders for federal income tax purposes. In addition, REITs are not typically diversified because they invest in a limited number of properties, a narrow geographic area, or a single type of property. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming. Finally, private REITs are not traded on a national securities exchange. As such, these products are generally illiquid, though they may offer limited liquidity or limited liquidity that may change. This reduces the ability of the Fund to redeem its investment early. Private REITs are also generally harder to value and may bear higher fees than public REITs.
Some of the REITs in which the Fund may invest may be permitted to hold senior or residual interests in real estate mortgage investment conduits (“REMICs”) or debt or equity interests in taxable mortgage pools (“TMPs”). REMICs are special purpose vehicles used to pool mortgage loans and issue mortgage-backed securities. They are designed to hold a fixed pool of mortgages and issue multiple classes of interests, known as tranches, to investors. REMICs are treated as pass-through entities for tax purposes, meaning that income is passed directly to investors, thereby avoiding double taxation. The primary purpose of REMICs is to securitize mortgage loans, providing liquidity and diversification to investors. The Fund may also hold interests in “Re-REMICs”, which are interests in securitizations formed by the contribution of asset backed or other similar securities into a trust which then issues securities in various tranches. The Fund may participate in the creation of a Re-REMIC by contributing assets to the trust and receiving junior and/or senior securities in return. The purpose of Re-REMICs is to restructure existing mortgage-backed securities to better meet investor needs, manage risk and enhance liquidity. An interest in a Re-REMIC security may be riskier than the securities originally held by and contributed to the trust, and the holders of the Re-REMIC securities will bear the costs associated with the securitization. Both REMICs and Re-REMICs play significant roles in the mortgage-backed securities market, offering mechanisms for the securitization and re-securitization of mortgage loans.
REITs and Real Estate Companies
The Fund may invest in the securities of real estate companies and may be susceptible to adverse economic or regulatory occurrences affecting that sector. Real estate-related investments, including those made through a REIT Subsidiary, are subject to varying degrees of risk. The total returns available from investments in real estate generally depend on the amount of income and capital appreciation generated by the related properties. The performance of a REIT Subsidiary’s real estate holdings, and thereby the Fund, will be reduced by any expenses related to those holdings, such as expenses paid directly at the property level and other expenses that are capitalized or otherwise embedded into the cost basis of the REIT Subsidiary’s real estate holdings. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels and the availability of financing. If properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of any interest and principal on its debt securities will be adversely affected. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. The performance of the economy in each of the regions and countries in which the real estate owned by a REIT Subsidiary is located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from such properties and their underlying values.
●
Retail Properties. Retail properties are affected by the overall health of the applicable economy and may be adversely affected by the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, spending patterns and lease terminations.
●
Office Properties. Office properties are affected by the overall health of the economy and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.
●
Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel and adverse effects of general and local economic conditions.
●
Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, medical rates, equipment, personnel and other factors regarding operations; continued availability of revenue from government reimbursement programs (primarily Medicaid and Medicare); and competition on a local and regional basis.
●
Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.
●
Industrial Properties. The value of industrial properties may be affected by a number of factors such as the demand for industrial space, which in the United States is related to the level of economic output. Accordingly, reduced economic output may lead to lower occupancy rates for such properties. In addition, if a tenants experiences a downturn in its business that weakens its financial condition, delays lease commencement, fails to make rental payments when due, becomes insolvent or declares bankruptcy, the result could be a termination of the tenant’s lease, which could adversely affect cash flows from operations. These factors may be amplified by a disruption of financial markets or more general economic conditions.
●
Insurance Issues. Certain real estate companies may carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance with various policy specifications, limits and deductibles.
●
Credit Risk. REITs may be highly leveraged, and financial covenants may affect the ability of REITs to operate effectively.
●
Environmental Issues. Any real properties that may contain hazardous or toxic substances may result in potential liability for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property.
●
Smaller Companies. Even the larger REITs in the industry tend to be small- to medium-sized companies in relation to the equity markets as a whole. REIT shares, therefore, can be more volatile than, and perform differently from, larger company stocks.
●
REIT Tax Issues. REITs are subject to a highly technical and complex set of provisions in the Code. It is possible that the Fund may invest in a real estate company which purports to be a REIT (including but not limited to a REIT Subsidiary) and that the company could fail to qualify as a REIT for U.S. federal income tax purposes. In the event of any such unexpected failure to qualify as a REIT, the company would be subject to corporate-level taxation, including on its distributed earnings, significantly reducing the return to the Fund on its investment in such company. See “Certain Investments in REITs” and “Taxation of REIT Subsidiaries” below.
REITs are sometimes informally characterized as equity REITs, mortgage REITs and hybrid REITs. An equity REIT invests primarily in the fee ownership or leasehold ownership of land and buildings and derives its income primarily from rental income. An equity REIT may also realize capital gains (or losses) by selling real estate properties in its portfolio that have appreciated (or depreciated) in value. A mortgage REIT invests primarily in mortgages on real estate, which may secure construction, development or long-term loans. A mortgage REIT generally derives its income primarily from interest payments on the credit it has extended. A hybrid REIT combines the characteristics of equity REITs and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. In addition to the risks of securities linked to the real estate industry, equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of any credit extended. Further, REITs are dependent upon management skills and generally may not be diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.
The above factors may also adversely affect a borrower’s or a lessee’s ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.
Private Real Estate
The Fund may invest in private real estate investments directly or indirectly, including through investing in REIT Subsidiaries. The Fund expects that many of its private real estate investments, if any, will consist of real estate joint ventures where a REIT Subsidiary partners with a real estate operator. Private real estate investments held indirectly by a REIT Subsidiary may consist of fee simple interests for the properties (in which the joint venture owns both the land and the building improvements), as well as leased fee and leasehold interests.
Private real estate investments include debt or equity investments in private real estate operating companies that own or manage real estate, privately offered REITs, mortgages secured by commercial or residential real estate, loans issued to finance the construction, acquisition, development and/or rehabilitation of a property (including, but not limited to, development of single-family for-sale homes, multi-family rentals and/or commercial facilities), securities issued by real estate companies prior to an initial public offering (“IPO”), private investments in public equity (“PIPEs”) and joint ventures which invest in residential, commercial or industrial real estate. These investments may include retail, office, hotel, healthcare, multifamily residential, industrial and other properties.
Private real estate investments are generally less liquid than public real estate investments and may involve complex investment structures. In addition, private real estate investments may have higher capital requirements and transactions involving this asset class may be more complex than those of public real estate investments. Making private real estate investments involves a high degree of sophistication, and returns are subject to the skill and decision-making process of PIMCO, as well as local, regional, and national market conditions.
The price to be paid for private real estate investments will be based on market conditions and other factors. The factors taken into account for any particular investment will vary, but may include one or more of the following considerations: occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. Returns experienced by the Fund in connection with such investment could be significantly different than those predicted by financial models.
The Fund may also seek to gain exposure to transactions involving the acquisition or financing of undeveloped land for residential or commercial land banking purposes. These investments may include land banking arrangements whereby finished or unfinished land parcels are purchased from a homebuilder (or third party identified by the homebuilder) and the homebuilder is provided with an option to purchase back finished land parcels on a periodic basis at fixed prices. In connection with land banking arrangements, a homebuilder may also be engaged to make agreed horizontal (streets, sewers, etc.) and/or vertical (home construction) improvements to the land parcels. Land banking arrangements can also take the form of mortgage loans, where a homebuilder retains title to the property subject to a mortgage loan from an investor. In these debt land banking arrangements, the homebuilder is obligated to make partial repayments of the loan on a set schedule in return for the release of the mortgage on certain lots. The Fund’s exposure to land banking arrangements is subject to the risks inherent in the ownership and operation of real estate. The success of these land banking investments depends upon the reputation and creditworthiness of homebuilders and their ability to acquire attractive land parcels for development of projects at reasonable prices and with terms that meet applicable underwriting criteria. The ability to acquire land parcels for new projects may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. Additionally, the ability to begin new projects could be impacted if homebuilders decline to purchase land parcels or terminate option contracts in connection with existing land banking arrangements.
Foreign (Non-U.S.) Securities
Subject to the limitations set forth in the Prospectus, the Fund may invest in instruments of corporate and other foreign (non-U.S.) issuers, and in instruments traded principally outside of the United States. The Fund may invest in sovereign and other debt securities issued by foreign governments and their respective sub-divisions, agencies or instrumentalities, government sponsored enterprises and supranational government entities. The Fund may also invest directly in foreign currencies, including currencies of emerging market countries.
The foreign securities in which the Fund may invest include without limit Eurodollar obligations and “Yankee Dollar” obligations. Eurodollar obligations are U.S. dollar-denominated certificates of deposit and time deposits issued outside the U.S. capital markets by foreign branches of U.S. banks and by foreign banks. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign banks. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, interest rate risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent, Yankee Dollar) obligations are subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of U.S. dollars, from flowing across its borders. Other risks include adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding or other taxes; and the expropriation or nationalization of foreign issuers.
The Fund may also invest in American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts issued generally by domestic banks and represent the deposit with the bank of a security of a non-U.S. issuer. EDRs are foreign currency-denominated receipts similar to ADRs and are issued and traded in Europe, and are publicly traded on exchanges or over-the-counter (“OTC”) in the United States. GDRs may be offered privately in the United States and also trade in public or private markets in other countries. ADRs, EDRs and GDRs may be issued as sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs, EDRs or GDRs. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program.
Investing in non-U.S. securities involves special risks and considerations not typically associated with investing in U.S. securities. These include: differences in accounting, auditing and financial reporting standards, legal and corporate governance standards, generally higher commission rates on non-U.S. portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country), market disruption, the possibility of security suspensions, political instability which can affect U.S. investments in non-U.S. countries, the imposition of sanctions and other similar measures and potential restrictions on the flow of international capital. In addition, foreign securities and the Fund’s income in respect of those securities may be subject to foreign taxes, including taxes withheld from payments on those securities, which would reduce the Fund’s return on such securities. Non-U.S. securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Changes in foreign exchange rates will affect the value of those securities that are denominated or quoted in currencies other than the U.S. dollar. The currencies of non-U.S. countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund.
Investment in sovereign debt can involve a high degree of risk. The governmental entity that controls the repayment of sovereign debt may not be able or willing to repay the principal and/or interest when due in accordance with the terms of the debt. A governmental entity’s willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the governmental entity’s policy toward the International Monetary Fund, and the political constraints to which a governmental entity may be subject. Governmental entities also may depend on expected disbursements from foreign governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.
The investments in foreign currency denominated debt obligations, if any, and hedging activities by the Fund would likely produce a difference between the Fund’s book income and its taxable income. This difference may cause a portion of the Fund’s income distributions to constitute returns of capital for tax purposes or require the Fund to make distributions exceeding book income to qualify as a regulated investment company (“RIC”) for U.S. federal tax purposes. The Fund’s investments in non-U.S. securities may increase or accelerate the amount of ordinary income recognized by shareholders. See “Taxation.”
Euro- and European Union-related risks. In the past, economic crisis brought several small economies in Europe to the brink of bankruptcy and many other economies into recession and weakened the banking and financial sectors of many European countries. For example, the governments of Greece, Spain, Portugal, and the Republic of Ireland experienced severe economic and financial difficulties between 2009 and 2012, an event that is commonly referred to as the “European sovereign debt crisis.” As was the case during the European sovereign debt crisis, large public deficits could cause some European countries to become dependent on assistance from other European governments and institutions or other central banks or supranational agencies such as the International Monetary Fund. Assistance may be dependent on a country’s implementation of reforms or reaching a certain level of performance. Failure to reach those objectives or an insufficient level of assistance could result in a deep economic downturn. Responses to economic or financial difficulties by European governments, central banks and others, including austerity measures and reforms, may be ineffective, may limit future economic growth or recovery, and/or may result in social unrest or other unintended consequences. Any of the foregoing events could significantly affect the value of the Fund’s European investments.

The national politics of European countries can be unpredictable and subject to influence by disruptive political groups or ideologies. The occurrence of conflicts, war or terrorist activities in Europe could have an adverse impact on financial markets. For example, Russia launched a large-scale invasion of Ukraine in February 2022. The extent, duration and impact of Russia’s military action in Ukraine, related sanctions, trade restrictions and retaliatory actions are difficult to ascertain, but could be significant and have severe adverse effects on the region and beyond, including significant adverse effects on the regional, European, and global economies and the markets for certain securities and commodities, such as oil and natural gas, as well as other sectors, and on the Fund’s investments in securities and instruments that are economically tied to the region, including declines in value and reductions in liquidity.
The Economic and Monetary Union of the European Union (“EMU”) is comprised of the European Union (“EU”) members that have adopted the euro currency. By adopting the euro as its currency, a member state relinquishes control of its own monetary policies. As a result, European countries are significantly affected by fiscal and monetary policies implemented by the EMU and European Central Bank. The euro currency may not fully reflect the strengths and weaknesses of the various economies that comprise the EMU and Europe generally.
It is possible that one or more EMU member countries could abandon the euro and return to a national currency and/or that the euro will cease to exist as a single currency in its current form. The effects of such an abandonment or a country’s forced expulsion from the euro on that country, the rest of the EMU, and global markets are impossible to predict, but are likely to be negative. The exit of any country out of the euro may have an extremely destabilizing effect on other Eurozone countries and their economies and a negative effect on the global economy as a whole. Such an exit by one country may also increase the possibility that additional countries may exit the euro should they face similar financial difficulties. In addition, in the event of one or more countries’ exit from the euro, it may be difficult to value investments denominated in euros or in a replacement currency.
Redenomination Risk. Continuing uncertainty as to the status of the euro and the EMU has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s portfolio investments. If one or more EMU countries were to stop using the euro as its primary currency, the Fund’s investments in such countries may be redenominated into a different or newly adopted currency. As a result, the value of those investments could decline significantly and unpredictably. In addition, securities or other investments that are redenominated may be subject to foreign currency risk, liquidity risk and valuation risk to a greater extent than similar investments currently denominated in euros. To the extent a currency used for redenomination purposes is not specified in respect of certain EMU-related investments, or should the euro cease to be used entirely, the currency in which such investments are denominated may be unclear, making such investments particularly difficult to value or dispose of. The Fund may incur additional expenses to the extent it is required to seek judicial or other clarification of the denomination or value of such securities. There can be no assurance that if the Fund earns income or capital gains in a non-U.S. country or PIMCO otherwise seeks to withdraw the Fund’s investments from a given country, capital controls imposed by such country will not prevent, or cause significant expense in doing so.
Investments in Russia. The Fund may have investments in securities and instruments that are economically tied to Russia. In determining whether an instrument is economically tied to Russia, PIMCO uses the criteria for determining whether an instrument is economically tied to an emerging market country as set forth above under “Non-U.S. Securities.” In addition to the risks listed above under “Foreign Non-U.S. Securities,” investing in Russia presents additional risks. In particular, investments in Russia are subject to the risk that the United States and/or other countries may impose economic sanctions, export or import controls or other similar measures. Other similar measures may include, but are not limited to, banning or expanding bans on Russia or certain persons or entities associated with Russia from global payment systems that facilitate cross-border payments, restricting securities transactions by certain investors, restricting dealings with entities that are critical to the infrastructure of securities and related transactions in specific jurisdictions, and freezing Russian assets or those of particular countries, entities or persons with ties to Russia (e.g., Belarus). Such sanctions or other similar measures — which may impact companies in many sectors, including energy, financial services, technology, accounting, quantum computing, shipping, aviation, metals and mining, defense, architecture, engineering, construction, manufacturing, and transportation, among others — and Russia’s countermeasures may negatively impact the Fund’s performance and/or ability to achieve its investment objective. For example, certain investments in Russian companies or instruments tied to Russian companies may be prohibited and/or existing investments may become illiquid (e.g., in the event that transacting in certain existing investments is prohibited, securities markets close, or market participants cease transacting in certain investments in light of geopolitical events, sanctions or related considerations), which could render any such securities held by the Fund unmarketable for an indefinite period of time and/or cause the Fund to sell portfolio holdings at a disadvantageous time or price or to continue to hold investments that the Fund no longer seeks to hold. It is also possible that such sanctions, export or import controls, or other similar measures may prevent U.S.-based entities that provide services to the Fund from transacting with Russian or Belarusian entities. Under such circumstances, the Fund may not receive payments due with respect to certain investments, such as the payments due in connection with the Fund’s holding of a fixed income security. In addition, such sanctions and other similar measures, and the Russian government's response, could result in a downgrade of Russia's credit rating or of securities of issuers located in or economically tied to Russia, devaluation of Russia's currency and/or increased volatility with respect to Russian securities and the ruble. More generally, investments in Russian securities are highly speculative and involve significant risks and special considerations not typically associated with investments in the securities markets of the U.S. and most other developed countries. Over the past century, Russia has experienced political, social and economic turbulence and has endured decades of communist rule under which tens of millions of its citizens were collectivized into state agricultural and industrial enterprises. Since the collapse of the Soviet Union, Russia’s government has been faced with the daunting task of stabilizing its domestic economy, while transforming it into a modern and efficient structure able to compete in international markets and respond to the needs of its citizens. However, to date, many of the country’s economic reform initiatives have floundered. In this environment, there is always the risk that the nation’s government will abandon the current program of economic reform and replace it with radically different political and economic policies that would be detrimental to the interests of foreign investors, a risk that has been at least partially realized in connection with Russia's countersanctions. Further changes could entail a return to a centrally planned economy and nationalization of private enterprises similar to what existed under the old Soviet Union.
Russia has attempted, and may attempt in the future, to assert its influence in the region surrounding it through economic or military measures. As a result of Russia’s large-scale invasion of Ukraine, Russia, and other countries, persons and entities that have provided material aid to Russia’s aggression against Ukraine, have been the subject of economic sanctions and import and export controls imposed by countries throughout the world, including the United States. Such measures have had and may continue to have an adverse effect on the Russian, Belarusian and other securities and economies, which may, in turn, negatively impact the Fund. Moreover, disruptions caused by Russian military action or other actions (including cyberattacks, espionage or other asymmetric measures) or resulting actual or threatened responses to such activity may impact Russia's economy and Russian and other issuers of securities in which the Fund is invested. Such resulting actual or threatened responses may include, but are not limited to, purchasing, selling and financing restrictions, withdrawal of financial intermediaries, boycotts or changes in consumer or purchaser preferences, sanctions, export or import controls, tariffs or cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians. Any actions by Russia made in response to such sanctions or retaliatory measures could further impair the value and liquidity of Fund investments. Sanctions and other similar measures have resulted in defaults on debt obligations by certain corporate issuers and the Russian Federation that could lead to cross-defaults or cross-accelerations on other obligations of these issuers. However, there is also a possibility that certain countries may begin to ease sanctions as part of a negotiated effort to achieve peace. In the event that some, but not all, relevant jurisdictions ease sanctions, the Fund may not be able to benefit from the easing of certain jurisdictions’ sanctions.
Poor accounting standards, inept management, pervasive corruption, insider trading and crime, and inadequate regulatory protection for the rights of investors all pose a significant risk, particularly to foreign investors. In addition, there is the risk that the Russian tax system will not be reformed to prevent inconsistent, retroactive, and/or exorbitant taxation, or, in the alternative, the risk that a reformed tax system may result in the inconsistent and unpredictable enforcement of the new tax laws. Investments in Russia may be subject to the risk of nationalization or expropriation of assets. Regional armed conflict and its collateral economic and market effects may also pose risks for investments in Russia.
Compared to most national securities markets, the Russian securities market suffers from a variety of problems not encountered in more developed markets. There is little long-term historical data on the Russian securities market because it is relatively new and a substantial proportion of securities transactions in Russia are privately negotiated outside of stock exchanges. The inexperience of the Russian securities market and the limited volume of trading in securities in the market may make obtaining accurate prices on portfolio securities from independent sources more difficult than in more developed markets. Additionally, because of less stringent auditing and financial reporting standards than apply to U.S. companies, there may be little reliable corporate information available to investors. As a result, it may be difficult to assess the value or prospects of an investment in Russian companies. Securities of Russian companies also may experience greater price volatility than securities of U.S. companies. These issues can be magnified as a result of sanctions and other similar measures that may be imposed and the Russian government's response.
Because of the recent formation of the Russian securities market as well as the underdeveloped state of the banking and telecommunications systems, settlement, clearing and registration of securities transactions are subject to significant risks. Prior to the implementation of the National Settlement Depository (“NSD”), a recognized central securities depository, there was no central registration system for equity share registration in Russia and registration was carried out by either the issuers themselves or by registrars located throughout Russia. Title to Russian equities held through the NSD is now based on the records of the NSD and not the registrars. Although the implementation of the NSD has enhanced the efficiency and transparency of the Russian securities market, issues resulting in loss still can occur. In addition, sanctions by the European Union against the NSD, as well as the potential for sanctions by other governments, could make it more difficult to conduct or confirm transactions involving Russian securities. Ownership of securities issued by Russian companies that are not held through depositories such as the NSD may be defined according to entries in the company’s share register and normally evidenced by extracts from the register or by formal share certificates. These services may be carried out by the companies themselves or by registrars located throughout Russia. Moreover, changes in Russian laws and regulations could require the transfer of securities from the NSD to registrars or other parties outside of standard custodial arrangements which could lead to additional risks and possible conflicts with U.S. laws. In such cases, the risk is increased that the Fund could lose ownership rights through fraud, negligence, or even mere oversight. While the Fund will endeavor to ensure that its interest continues to be appropriately recorded either itself or through a custodian or other agent by inspecting the share register and by obtaining extracts of share registers through regular confirmations, these extracts have no legal enforceability and it is possible that subsequent illegal amendment or other fraudulent act may deprive the Fund of its ownership rights or improperly dilute its interests.
In addition, while applicable Russian regulations impose liability on registrars for losses resulting from their errors, it may be difficult for the Fund to enforce any rights it may have against the registrar or issuer of the securities in the event of loss of share registration. Furthermore, significant delays or problems may occur in registering the transfer of securities, which could cause the Fund to incur losses due to a counterparty’s failure to pay for securities the Fund has delivered or the Fund’s inability to complete its contractual obligations because of theft or other reasons.
In addition, issuers and registrars are still prominent in the validation and approval of documentation requirements for corporate action processing in Russia. Because the documentation requirements and approval criteria vary between registrars and issuers, there remain unclear and inconsistent market standards in the Russian market with respect to the completion and submission of corporate action elections. In addition, sanctions or Russian countermeasures may prohibit or limit the Fund’s ability to participate in corporate actions, and therefore require the Fund to forego voting on or receiving funds that would otherwise be beneficial to the Fund.
To the extent that the Fund suffers a loss relating to title or corporate actions relating to its portfolio securities, it may be difficult for the Fund to enforce its rights or otherwise remedy the loss. Russian securities laws may not recognize foreign nominee accounts held with a custodian bank, and therefore the custodian may be considered the ultimate owner of securities they hold for their clients. The Fund also may experience difficulty in obtaining and/or enforcing judgments in Russia.
The Russian economy is heavily dependent upon the export of a range of commodities including most industrial metals, forestry products, oil and gas. Accordingly, it is strongly affected by international commodity prices and is particularly vulnerable to any weakening in global demand for these products, and to sanctions or other actions that may be directed at the Russian economy as a whole or at Russian oil, natural gas, metals or timber industries.
Foreign investors also face a high degree of currency risk when investing in Russian securities and a lack of available currency hedging instruments. In addition, Russia has implemented certain capital controls on foreign portfolio investments and there is the risk that the Russian government will impose additional capital controls on foreign portfolio investments. Such capital controls may prevent the sale of a portfolio of foreign assets and the repatriation of investment income and capital.
Political Risks/Risks of Conflicts. Recently, various countries have seen significant geopolitical conflicts and in some cases, civil wars may have had an adverse impact on the securities markets of the countries concerned. In addition, the occurrence of new disturbances due to acts of war, terrorism or other political developments cannot be excluded. Apparently stable systems may experience periods of disruption or improbable reversals of policy. Nationalization, expropriation or confiscatory taxation, currency blockage, political changes, government regulation, political, regulatory or social instability or uncertainty or diplomatic developments, including the imposition of sanctions (including tariffs), trade restrictions or other similar measures, could adversely affect the Fund’s investments, whether or not the Fund is directly invested in the affected jurisdiction or impacted area. The transformation from a centrally planned, socialist economy to a more market oriented economy has also resulted in many economic and social disruptions and distortions. Moreover, there can be no assurance that the economic, regulatory and political initiatives necessary to achieve and sustain such a transformation will continue or, if such initiatives continue and are sustained, that they will be successful or that such initiatives will continue to benefit foreign (or non-national) investors. Certain instruments, such as inflation index instruments, may depend upon measures compiled by governments (or entities under their influence) which are also the obligors.
Recent examples of the risks above include heightened concerns of trade disputes, other geopolitical conflicts, which could result in increased tariffs, trade restrictions or other retaliatory countermeasures. Examples of such disputes and conflicts include the recent developments in relations between the United States and China, potential or actual conflict between China and Taiwan, loss of life and disaster connected to ongoing armed conflict between Russia and Ukraine, the Iranian conflict, the ongoing armed conflict between Hamas and Israel and the conflict in connection with U.S. intervention and political upheaval in Venezuela in South America. The extent, duration and impact of these conflicts, related sanctions, trade restrictions and retaliatory actions are difficult to ascertain, but could be significant and have severe adverse effects on the region, including significant adverse effects on the regional or global economies and the markets for certain securities, commodities and currencies. Depending on the nature of the military conflict, companies worldwide operating in many sectors, including energy, financial services, aviation and defense, amongst others may be impacted. These impacts could result in restricted or no access to certain markets, investments, service providers or counterparties, thus negatively affecting the Fund’s investments in securities and instruments that are economically tied to the applicable region, and include (but are not limited to) declines in value and reductions in liquidity. Increased volatility, currency fluctuations, liquidity constraints, counterparty default, valuation and settlement difficulties and operational risk resulting from such conflicts may also negatively impact the performance of the Fund. Such events may result in otherwise historically “low-risk” strategies performing with unprecedented volatility and risk. In addition, changing geopolitical circumstances can affect markets and the availability of certain investments, including through the easing of previously-imposed trade restrictions or sanctions. To the extent previously-imposed trade restrictions or sanctions are relaxed, the Fund may pursue the newly-available investments. However, if new sanctions or trade restrictions are imposed or previously relaxed sanctions are reimposed, or threatened to be reimposed, (including with respect to countries undergoing transformation or are impacted by changing geopolitical circumstances), such sanctions or trade restrictions may prevent the Fund from pursuing certain investments, cause delays or other impediments with respect to consummating such investments or divestments, require divestment or freezing of investments on unfavorable terms, render divestment of underperforming investments impracticable, depress the value of a previously attractive investment or render it worthless, lead to downgrades in the credit ratings of certain securities within the sanctioned or re-sanctioned country, negatively impact the Fund’s ability to achieve its investment objective, prevent the Fund from receiving payments otherwise due it, increase diligence and other similar costs to the Fund, render valuation of affected investments challenging, or require the Fund to consummate an investment on terms that are less advantageous than would be the case absent such restrictions. These conditions may be in place for a substantial period of time and enacted abruptly or with limited advance notice to the Fund. Any of these outcomes could adversely affect the Fund’s performance with respect to such investments, and thus the Fund’s performance as a whole.
Emerging Market Securities
The Fund may invest without limit in investment grade sovereign debt denominated in the relevant country’s local currency with less than one year remaining to maturity (“short-term investment grade sovereign debt”), including short-term investment grade sovereign debt issued by emerging market issuers. The Fund may invest up to 40% of its total assets in securities and instruments that are economically tied to “emerging market” countries, other than investments in short-term investment grade sovereign debt issued by emerging market issuers, where as noted above there is no limit. To the extent that the Fund invests in instruments economically tied to non-U.S. countries, it may invest in a range of countries and, as such, the value of the Fund’s assets may be affected by uncertainties such as international political developments, including the imposition of sanctions and other similar measures, changes in government policies, changes in taxation, restrictions on foreign investment and currency repatriation, currency fluctuations, changes or uncertainty in exchange rates (and related risks, such as uncertainty regarding the reliability of issuers’ financial reporting), nationalization of industries or assets, and other developments in the laws and regulations of countries in which investment may be made. Certain foreign exchanges impose requirements on the transaction settlement process with respect to certain securities, such as requirements to pre-deliver securities (for a sale) or pre-fund cash (for a buy) to a broker's account. Such requirements may limit the Fund's ability to transact in such securities in a timely manner and will subject the Fund to the risk of loss that could result if the broker is unable or unwilling to meet its obligations with respect to pre-delivered securities or pre-funded cash. PIMCO generally considers an instrument to be economically tied to an emerging market country if: the issuer is organized under the laws of an emerging market country; the currency of settlement of the security is a currency of an emerging market country; the security is guaranteed by the government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government); for an asset-backed or other collateralized security, the country in which the collateral backing the security is located is an emerging market country; or the security’s “country of exposure” is an emerging market country, as determined by the criteria set forth below.
With respect to derivative instruments, PIMCO generally considers such instruments to be economically tied to emerging market countries if the underlying assets are currencies of emerging market countries (or baskets or indexes of such currencies), or instruments or securities that are issued or guaranteed by governments of emerging market countries or by entities organized under the laws of emerging market countries or if an instrument’s “country of exposure” is an emerging market country. A security’s “country of exposure” is determined by PIMCO using certain factors provided by a third-party analytical service provider. The factors are applied in order such that the first factor to result in the assignment of a country determines the “country of exposure.” Both the factors and the order in which they are applied may change in the discretion of PIMCO. The current factors, listed in the order in which they are applied, are: (i) if an asset-backed or other collateralized security, the country in which the collateral backing the security is located, (ii) the “country of risk” of the issuer, (iii) if the security is guaranteed by the government of a country (or any political subdivision, agency, authority or instrumentality of such government), the country of the government or instrumentality providing the guarantee, (iv) the “country of risk” of the issuer’s ultimate parent, or (v) the country where the issuer is organized or incorporated under the laws thereof. “Country of risk” is a separate four-part test determined by the following factors, listed in order of importance: (i) management location, (ii) country of primary listing, (iii) sales or revenue attributable to the country, and (iv) reporting currency of the issuer. PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. In exercising such discretion, PIMCO identifies countries as emerging markets consistent with the strategic objectives of the Fund. For example, the Fund may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices. In some cases, this approach may result in PIMCO identifying a particular country as an emerging market with respect to the Fund, that may not be identified as an emerging market with respect to other funds managed by PIMCO.
As described below, the U.S. government has implemented the Outbound Investment Security Program. This Program currently focuses on investments in certain national security sectors (e.g., semiconductors, artificial intelligence, and quantum information technology) and it may expand to cover additional sectors over time. These developments may result in new regulations or enforcement actions restricting the Fund's ability to invest in, or maintain exposure to, entities operating in covered sectors or jurisdictions. The Fund may also incur increased compliance and due diligence costs associated with monitoring and responding to changes in outbound investment restrictions.
The risks of investing in non-U.S. securities are particularly high when the issuers are tied economically to countries with developing or “emerging market” economies. Countries with “emerging market” economies are those with securities markets that are, in the opinion of PIMCO, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation. Investing in emerging market countries involves certain risks not typically associated with investing in U.S. securities, and imposes risks greater than, or in addition to, risks of investing in non-U.S., developed countries. These risks include: greater risks of nationalization or expropriation of assets or confiscatory taxation; currency devaluations and other currency exchange rate fluctuations; greater social, economic and political uncertainty and instability (including the risk of war); more substantial government involvement in the economy; less government supervision and regulation of the securities markets and participants in those markets; controls on foreign investment and limitations on repatriation of invested capital and on the Fund’s ability to exchange local currencies for U.S. dollars; unavailability of currency hedging techniques in certain emerging market countries; the fact that companies in emerging market countries may be smaller, less seasoned and newly organized companies; the difference in, or lack of, auditing and financial reporting standards, which may result in unavailability of material information about issuers; the risk that it may be more difficult to obtain and/or enforce a judgment in a court outside the United States; the imposition of sanctions or other similar measures; and greater price volatility, substantially less liquidity and significantly smaller market capitalization of securities markets. In addition, a number of emerging market countries restrict, to various degrees, foreign investment in securities, and high rates of inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Also, any change in the leadership or politics of emerging market countries, or the countries that exercise a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely affect existing investment opportunities.
Emerging market countries typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may increase the potential for market manipulation or reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers. Foreign issuers with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which may decrease the liquidity and value of the securities. In addition, countries with emerging securities markets may additionally experience problems with share registration, settlement and custody, which may result in losses to the Fund.
Nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments, including the imposition of sanctions or other similar measures, could adversely affect the Fund’s investments in a foreign country and may render holdings in that foreign (non-U.S.) country illiquid or even worthless. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in that country. The U.S. government may renegotiate some of its global trade relationships with foreign governments and may impose or threaten to impose significant tariffs. The imposition of tariffs, trade restrictions, currency restrictions or similar actions (or retaliatory measures taken in response to such actions) could contribute to volatility or overall declines in the U.S. and global investment markets. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent the Fund invests in emerging market securities that are economically tied to a particular region, country or group of countries, the Fund may be more sensitive to adverse political or social events affecting that region, country or group of countries. Emerging markets may also be more susceptible to fraud, corruption, money laundering and economic sanctions risk, which may result in negative commercial consequences in relation to the value, liquidity, and tradability to those regions. Economic, business, political or social instability may affect emerging market securities differently, and often more severely, than developed market securities.
The Fund may also invest in Brady Bonds. Brady Bonds are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with debt restructurings under a debt restructuring plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady (the “Brady Plan”). Brady Plan debt restructurings have been implemented in a number of countries, including: Argentina, Bolivia, Brazil, Bulgaria, Costa Rica, the Dominican Republic, Ecuador, Jordan, Mexico, Niger, Nigeria, Panama, Peru, the Philippines, Poland, Uruguay, and Venezuela. Beginning in the early 2000s, certain countries began retiring their Brady Bonds, including Brazil, Colombia, Mexico, the Philippines and Venezuela.
Brady Bonds may be collateralized or uncollateralized, are issued in various currencies (primarily the U.S. dollar) and are actively traded in the OTC secondary market. Brady Bonds are not considered to be U.S. government securities. U.S. dollar-denominated, collateralized Brady Bonds, which may be fixed rate par bonds or floating rate discount bonds, are generally collateralized in full as to principal by U.S. Treasury zero coupon bonds having the same maturity as the Brady Bonds. Interest payments on these Brady Bonds generally are collateralized on a one-year or longer rolling-forward basis by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of interest payments or, in the case of floating rate bonds, initially is equal to at least one year’s interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Certain Brady Bonds are entitled to “value recovery payments” in certain circumstances, which in effect constitute supplemental interest payments but generally are not collateralized. Brady Bonds are often viewed as having three or four valuation components: (i) the collateralized repayment of principal at final maturity; (ii) the collateralized interest payments; (iii) the uncollateralized interest payments; and (iv) any uncollateralized repayment of principal at maturity (these uncollateralized amounts constitute the “residual risk”).
Most Mexican Brady Bonds issued to date have principal repayments at final maturity fully collateralized by U.S. Treasury zero coupon bonds (or comparable collateral denominated in other currencies) and interest coupon payments collateralized on an 18-month rolling-forward basis by funds held in escrow by an agent for the bondholders. A significant portion of the Venezuelan Brady Bonds and the Argentine Brady Bonds issued to date have principal repayments at final maturity collateralized by U.S. Treasury zero coupon bonds (or comparable collateral denominated in other currencies) and/or interest coupon payments collateralized on a 14-month (for Venezuela) or 12-month (for Argentina) rolling-forward basis by securities held by the Federal Reserve Bank of New York as collateral agent.
Brady Bonds involve various risk factors including residual risk and the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds. There can be no assurance that Brady Bonds in which the Fund may invest will not be subject to restructuring arrangements or to requests for new credit, which may cause the Fund to suffer a loss of interest or principal on any of its holdings.
Foreign Currency Transactions
The Fund may purchase and sell foreign currency options and foreign currency futures contracts and related options (see “Derivative Instruments”), and may engage in foreign currency transactions either on a spot (cash) basis at the rate prevailing in the currency exchange market at the time or through forward currency contracts (“forwards”). The Fund may engage in these transactions in order to attempt to protect against uncertainty in the level of future foreign exchange rates in the purchase and sale of securities. The Fund also may use foreign currency options, foreign currency forward contracts, foreign currency futures and foreign currency spot transactions to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. Since some foreign exchange transactions for the Fund are directed to the Fund’s custodian for execution, execution of such transactions may be better or worse than comparable transactions effected by other intermediaries.
A forward involves an obligation to purchase or sell a certain amount of a specific currency at a future date, which may be three business days or more from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts may be bought or sold to protect the Fund against a possible loss resulting from an adverse change in the relationship between foreign currencies and the U.S. dollar or to increase exposure to a particular foreign currency. Although, when used for hedging, forwards are intended to manage the risk of loss due to a decline in the value of the hedged currencies, at the same time, they tend to limit any potential gain which might result should the value of such currencies increase. Forwards are subject to the risks discussed under “Derivative Instruments” below. Forwards are used primarily to adjust the foreign exchange exposure of the Fund with a view to protecting the outlook, and the Fund might be expected to enter into such contracts under the following circumstances:
Lock In. When PIMCO desires to lock in the U.S. dollar price on the purchase or sale of a security denominated in a foreign currency.
Cross Hedge. If a particular currency is expected to decrease against another currency, the Fund may sell the currency expected to decrease and purchase a currency which is expected to increase against the currency sold in an amount approximately equal to some or all of the Fund’s portfolio holdings denominated in the currency sold.
Direct Hedge. If PIMCO wants to eliminate substantially all of the risk of owning a particular currency, and/or if PIMCO thinks that the Fund can benefit from price appreciation in a given country’s bonds but does not want to hold the currency, it may employ a direct hedge back into the U.S. dollar. In either case, the Fund would enter into a forward contract to sell the currency in which a portfolio security is denominated and purchase U.S. dollars at an exchange rate established at the time it initiated the contract. The cost of the direct hedge transaction may offset most, if not all, of the yield advantage offered by the foreign security, but the Fund would hope to benefit from an increase (if any) in the value of the bond.
Proxy Hedge. The Fund might choose to use a proxy hedge, which may be less costly than a direct hedge. In this case, the Fund, having purchased a security, will sell a currency whose value is believed to be closely linked to the currency in which the security is denominated. Interest rates prevailing in the country whose currency was sold would be expected to be closer to those in the United States and lower than those of securities denominated in the currency of the original holding. This type of hedging entails greater risk than a direct hedge because it is dependent on a stable relationship between the two currencies paired as proxies and the relationships can be very unstable at times.
Costs of Hedging. When the Fund purchases a foreign (non-U.S.) bond with a higher interest rate than is available on U.S. bonds of a similar maturity, the additional yield on the foreign (non-U.S.) bond could be substantially reduced or lost if the Fund were to enter into a direct hedge by selling the foreign currency and purchasing the U.S. dollar. This is what is known as the “cost” of hedging. Proxy hedging attempts to reduce this cost through an indirect hedge back to the U.S. dollar.
It is important to note that hedging costs are treated as capital transactions and are not, therefore, deducted from the Fund’s dividend distribution and are not reflected in its yield. Instead such costs will, over time, be reflected in the Fund’s net asset value per share.
The Fund may enter into foreign currency transactions as a substitute for cash investments and for other investment purposes not involving hedging, including, without limitation, to exchange payments received in a foreign currency into U.S. dollars or in anticipation of settling a transaction that requires the Fund to deliver a foreign currency.
The forecasting of currency market movement is extremely difficult, and whether any hedging strategy will be successful is highly uncertain. Moreover, it is impossible to forecast with precision the market value of portfolio securities at the expiration of a foreign currency forward contract. Accordingly, the Fund may be required to buy or sell additional currency on the spot market (and bear the expense of such transaction) if PIMCO’s predictions regarding the movement of foreign currency or securities markets prove inaccurate. Also, foreign currency transactions, like currency exchange rates, can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. Such events may prevent or restrict the Fund’s ability to enter into foreign currency transactions, force the Fund to exit a foreign currency transaction at a disadvantageous time or price or result in penalties for the Fund, any of which may result in a loss to the Fund. In addition, the use of cross-hedging transactions may involve special risks, and may leave the Fund in a less advantageous position than if such a hedge had not been established. Because foreign currency forward contracts are privately negotiated transactions, there can be no assurance that the Fund will have the flexibility to roll-over a foreign currency forward contract upon its expiration if it desires to do so. Additionally, there can be no assurance that the other party to the contract will perform its services thereunder. Under definitions adopted by the Commodity Futures Trading Commission (“CFTC”) and the Securities and Exchange Commission (“SEC”), many non-deliverable foreign currency forwards are considered swaps for certain purposes, including the determination of whether such instruments are subject to a trade execution and clearing requirement as discussed further in “Risks of Potential Government Regulation of Derivatives” and “Additional Risk Factors in Cleared Derivatives Transactions.” These changes are expected to reduce counterparty risk as compared to bilaterally negotiated contracts.
The Fund may hold a portion of its assets in bank deposits denominated in foreign currencies, so as to facilitate investment in foreign securities as well as to protect against currency fluctuations and the need to convert such assets into U.S. dollars (thereby also reducing transaction costs). To the extent these monies are converted back into U.S. dollars, the value of the assets so maintained will be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations.
Tax Consequences of Hedging and other Foreign Currency Transactions. Foreign currency gains are generally treated as qualifying income for purposes of the 90% gross income test described under “Taxation” below. However, it is possible the IRS could issue contrary regulations with respect to foreign currency gains that are not directly related to a RIC’s principal business of investing in stocks or securities (or options or futures with respect to stocks or securities), and such regulations could apply retroactively. Such regulations, if issued, could limit the ability of the Fund to enter into the foreign currency transactions described above or could bear adversely on the Fund’s ability to qualify as a RIC. In addition, hedging transactions may result in the application of the mark-to-market and straddle provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Those provisions could affect the amount, timing or character of dividends paid by the Fund, including whether dividends paid by the Fund are classified as capital gains or ordinary income.

Currency Exposure. The Fund currently is not subject to a limit on foreign currency exposures. However, if the Fund were to become subject to a percentage limit on its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies), the Fund would calculate its total currency exposures by netting long and short exposures to the same currency, and for positions involving long and short exposures to different currencies, counting the greater absolute value as between the long and short exposures. For example, if the Fund were to have long exposure to euros equivalent to 15% of the Fund's total assets, and short exposure to euros equivalent to 5% of the Fund's total assets, the Fund's net exposure to euros for purposes of this percentage based limitation on foreign currency exposure would be 10% of the Fund's total assets (15% minus 5%). If the Fund were to have long exposure to euros equivalent to 15% of the Fund's total assets, and short exposure to Japanese yen equivalent to 5% of the Fund's total assets, the Fund's greater absolute value exposure as between these positions is 15% of the Fund's total assets (15% ˃ 5%), and 15% would count for purposes of the Fund's percentage based limitation on foreign currency exposure.
Foreign Currency Exchange-Related Securities
Foreign Currency Warrants. Foreign currency warrants such as Currency Exchange WarrantsTM are warrants which entitle the holder to receive from their issuer an amount of cash (generally, for warrants issued in the United States, in U.S. dollars) which is calculated pursuant to a predetermined formula and based on the exchange rate between a specified foreign currency and the U.S. dollar as of the exercise date of the warrant. Foreign currency warrants generally are exercisable upon their issuance and expire as of a specified date and time. Foreign currency warrants have been issued in connection with U.S. dollar-denominated debt offerings by major corporate issuers in an attempt to reduce the foreign currency exchange risk which, from the point of view of prospective purchasers of the securities, is inherent in the international fixed income marketplace. Foreign currency warrants may attempt to reduce the foreign exchange risk assumed by purchasers of a security by, for example, providing for a supplemental payment in the event that the U.S. dollar depreciates against the value of a major foreign currency such as the Japanese yen or the euro. The formula used to determine the amount payable upon exercise of a foreign currency warrant may make the warrant worthless unless the applicable foreign currency exchange rate moves in a particular direction (e.g., unless the U.S. dollar appreciates or depreciates against the particular foreign currency to which the warrant is linked or indexed). Foreign currency warrants are severable from the debt obligations with which they may be offered, and may be listed on exchanges. Foreign currency warrants may be exercisable only in certain minimum amounts, and an investor wishing to exercise warrants who possesses less than the minimum number required for exercise may be required either to sell the warrants or to purchase additional warrants, thereby incurring additional transaction costs. In the case of any exercise of warrants, there may be a time delay between the time a holder of warrants gives instructions to exercise and the time the exchange rate relating to exercise is determined, during which time the exchange rate could change significantly, thereby affecting both the market and cash settlement values of the warrants being exercised. The expiration date of the warrants may be accelerated if the warrants should be delisted from an exchange or if their trading should be suspended permanently, which would result in the loss of any remaining “time value” of the warrants (i.e., the difference between the current market value and the exercise value of the warrants), and, in the case the warrants were “out-of-the-money,” in a total loss of the purchase price of the warrants. Warrants are generally unsecured obligations of their issuers and are not standardized foreign currency options issued by the Options Clearing Corporation (the “OCC”). Unlike foreign currency options issued by the OCC, the terms of foreign exchange warrants generally will not be amended in the event of governmental or regulatory actions affecting exchange rates or in the event of the imposition of other regulatory controls affecting the international currency markets. The initial public offering price of foreign currency warrants is generally considerably in excess of the price that a commercial user of foreign currencies might pay in the interbank market for a comparable option involving significantly larger amounts of foreign currencies. Foreign currency warrants are subject to significant foreign exchange risk, including risks arising from complex political or economic factors.
Principal Exchange Rate Linked Securities. Principal exchange rate linked securities (“PERLs”) are debt obligations the principal on which is payable at maturity in an amount that may vary based on the exchange rate between the U.S. dollar and a particular foreign currency at or about that time. The return on “standard” PERLs is enhanced if the foreign currency to which the security is linked appreciates against the U.S. dollar, and is adversely affected by increases in the foreign exchange value of the U.S. dollar; “reverse” PERLs are like “standard” securities, except that their return is enhanced by increases in the value of the U.S. dollar and adversely impacted by increases in the value of foreign currency. Interest payments on the securities are generally made in U.S. dollars at rates that reflect the degree of foreign currency risk assumed or given up by the purchaser of the notes (i.e., at relatively higher interest rates if the purchaser has assumed some of the foreign exchange risk, or relatively lower interest rates if the issuer has assumed some of the foreign exchange risk, based on the expectations of the current market). PERLs may in limited cases be subject to acceleration of maturity (generally, not without the consent of the holders of the securities), which may have an adverse impact on the value of the principal payment to be made at maturity.
Performance Indexed Paper. Performance indexed paper (“PIPs”) is U.S. dollar-denominated commercial paper the yield of which is linked to certain foreign exchange rate movements. The yield to the investor on PIPs is established at maturity as a function of spot exchange rates between the U.S. dollar and a designated currency as of or about that time (generally, the index maturity two days prior to maturity). The yield to the investor will be within a range stipulated at the time of purchase of the obligation, generally with a guaranteed minimum rate of return that is below, and a potential maximum rate of return that is above, market yields on U.S. dollar-denominated commercial paper, with both the minimum and maximum rates of return on the investment corresponding to the minimum and maximum values of the spot exchange rate two business days prior to maturity.
U.S. Government Securities
U.S. government securities are obligations of, and, in certain cases, guaranteed by, the U.S. government, its agencies or instrumentalities. The U.S. government does not guarantee the net asset value of the Fund’s shares. U.S. government securities are subject to market and interest rate risk and may be subject to varying degrees of credit risk. Some U.S. government securities, such as Treasury bills, notes and bonds, and securities guaranteed by GNMA, are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the FNMA, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as securities issued by members of the Farm Credit System, are supported only by the credit of the agency, instrumentality or corporation. U.S. government securities may include zero coupon securities, which do not distribute interest on a current basis and tend to be subject to greater risk than interest-paying securities of similar maturities.
Securities issued by U.S. government agencies or GSEs may not be guaranteed by the U.S. Treasury. GNMA, a wholly owned U.S. government corporation, is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by GNMA and backed by pools of mortgages insured by the FHA or guaranteed by the VA. Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. government) include the FNMA and the FHLMC. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. government. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but its PCs are not backed by the full faith and credit of the U.S. government.
U.S. government securities include securities that have no coupons, or have been stripped of their unmatured interest coupons, individual interest coupons from such securities that trade separately, and evidence of receipt of such securities. Such securities may pay no cash income, and are purchased at a deep discount from their value at maturity. Because interest on zero coupon securities is not distributed on a current basis but is, in effect, compounded, zero coupon securities tend to be subject to greater risk than interest-paying securities of similar maturities. Custodial receipts issued in connection with so-called trademark zero coupon securities, such as Certificate of Accrual on Treasury Securities (“CATs”) and treasury investment growth receipts (“TIGRs”), are not issued by the U.S. Treasury, and are therefore not U.S. government securities, although the underlying bond represented by such receipt is a debt obligation of the U.S. Treasury. Other zero coupon Treasury securities (e.g., Separate Trading of Registered Interest and Principal of Securities (“STRIPs”) and coupons under book-entry safekeeping (“CUBEs”)) are direct obligations of the U.S. government.
Securities Lending
For the purpose of achieving income, the Fund may lend its portfolio securities to brokers, dealers, and other financial institutions provided a number of conditions are satisfied, including that the loan is fully collateralized. When the Fund lends portfolio securities, its investment performance will continue to reflect changes in the value of the securities loaned, and the Fund will also receive a fee or interest on the collateral.
Securities lending involves the risk of loss of rights in the collateral or delay in recovery of the collateral if the borrower fails to return the security loaned or becomes insolvent. The Fund may pay lending fees to a party arranging the loan, which may be an affiliate of the Fund. Cash collateral received by the Fund in securities lending transactions may be invested in short-term liquid fixed income instruments or in money market or short-term mutual funds, or similar investment vehicles, including affiliated money market or short-term mutual funds. The Fund bears the risk of such investments.
Municipal Securities
Subject to the Fund’s investment policies, the Fund may invest in securities issued by states, territories, possessions, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states, territories, possessions and multi-state agencies or authorities.
Municipal Securities. Municipal securities include debt obligations issued by governmental entities to obtain funds for various public purposes, including the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses, and the extension of loans to public institutions and facilities. Municipal securities take the form of investments in loans, pools of loans, mortgages, pools of mortgages, and other debt instruments, as to which there is an opinion that income therefrom is not subject to federal income tax, including but not limited to certain affordable housing loans, etc. Municipal securities can be classified into two principal categories, including “general obligation” bonds and other securities and “revenue” bonds and other securities. General obligation bonds are secured by the issuer’s full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, such as the user of the facility being financed. Municipal securities also may include “moral obligation” securities, which normally are issued by special purpose public authorities. If the issuer of moral obligation securities is unable to meet its debt service obligations from current revenues, it may draw on a reserve fund, the restoration of which is a moral commitment but not a legal obligation of the governmental entity that created the special purpose public authority. Municipal securities may be structured as fixed-, variable- or floating-rate obligations or as zero-coupon, PIKs and step-coupon securities and may be privately placed or publicly offered.
Municipal securities may include municipal bonds, municipal notes and municipal leases. Municipal bonds are debt obligations of a governmental entity that obligate the municipality to pay the holder a specified sum of money at specified intervals and to repay the principal amount of the loan at maturity.
The Fund may invest in instruments, or participations in instruments, issued in connection with lease obligations or installment purchase contract obligations of municipalities (“municipal lease obligations”). Although municipal lease obligations do not constitute general obligations of the issuing municipality, a lease obligation may be backed by the municipality’s covenant to budget for, appropriate funds for and make the payments due under the lease obligation. However, certain municipal lease obligations contain “non-appropriation” clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose in the relevant years. Municipal lease obligations may be less readily marketable than other municipal securities.
Projects financed with certificates of participation generally are not subject to state constitutional debt limitations or other statutory requirements that may apply to other municipal securities. Payments by the public entity on the obligation underlying the certificates are derived from available revenue sources. That revenue might be diverted to the funding of other municipal service projects. Payments of interest and/or principal with respect to the certificates are not guaranteed and do not constitute an obligation of a state or any of its political subdivisions.
Municipal leases may also be subject to “abatement risk.” The leases underlying certain municipal lease obligations may state that lease payments are subject to partial or full abatement. That abatement might occur, for example, if material damage to or destruction of the leased property interferes with the lessee’s use of the property. However, in some cases that risk might be reduced by insurance covering the leased property, or by the use of credit enhancements such as letters of credit to back lease payments, or perhaps by the lessee’s maintenance of reserve monies for lease payments. While the obligation might be secured by the lease, it might be difficult to dispose of that property in case of a default.
Municipal notes may be issued by governmental entities and other tax-exempt issuers in order to finance short-term cash needs or, occasionally, to finance construction. Most municipal notes are general obligations of the issuing entity payable from taxes or designated revenues expected to be received within the relevant fiscal period.

Municipal notes generally have maturities of one year or less. Municipal notes can be subdivided into two sub-categories: (i) municipal commercial paper and (ii) municipal demand obligations. Municipal commercial paper typically consists of very short-term unsecured negotiable promissory notes that are sold, for example, to meet seasonal working capital or interim construction financing needs of a governmental entity or agency. While these obligations are intended to be paid from general revenues or refinanced with long-term debt, they frequently are backed by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks or institutions.
Municipal demand obligations can be subdivided into two general types: variable rate demand notes and master demand obligations. Variable rate demand notes are tax-exempt municipal obligations or participation interests that provide for a periodic adjustment in the interest rate paid on the notes. They permit the holder to demand payment of the notes, or to demand purchase of the notes at a purchase price equal to the unpaid principal balance, plus accrued interest either directly by the issuer or by drawing on a bank letter of credit or guaranty issued with respect to such note. The issuer of the municipal obligation may have a corresponding right to prepay at its discretion the outstanding principal of the note plus accrued interest upon notice comparable to that required for the holder to demand payment. The variable rate demand notes in which the Fund may invest are payable, or are subject to purchase, on demand usually on notice of seven calendar days or less. The terms of the notes generally provide that interest rates are adjustable at intervals ranging from daily to six months.
Master demand obligations are tax-exempt municipal obligations that provide for a periodic adjustment in the interest rate paid and permit daily changes in the amount borrowed. The interest on such obligations is, in the opinion of counsel for the borrower, excluded from gross income for federal income tax purposes (but not necessarily for alternative minimum tax (“AMT”) purposes). Although there is no secondary market for master demand obligations, such obligations are considered by the Fund to be liquid because they are payable upon demand.
Investing in municipal securities is subject to certain risks. There are variations in the quality of municipal securities, both within a particular classification and between classifications, and the rates of return on municipal securities can depend on a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation, and the rating of the issue. The ratings of NRSROs represent their opinions as to the quality of municipal securities. It should be emphasized, however, that these ratings are general and are not absolute standards of quality, and municipal securities with the same maturity, interest rate, and rating may have different rates of return while municipal securities of the same maturity and interest rate with different ratings may have the same rate of return.
The payment of principal and interest on most municipal securities purchased by the Fund will depend upon the ability of the issuers to meet their obligations. An issuer’s obligations under its municipal securities are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the United States Bankruptcy Code. The power or ability of an issuer to meet its obligations for the payment of interest on and principal of its municipal securities may be materially adversely affected by litigation or other conditions.
There are particular considerations and risks relevant to investing in a portfolio of a single state’s municipal securities, such as the greater risk of the concentration of portfolio holdings. Each state’s municipal securities may include, in addition to securities issued by the relevant state and its political subdivisions, agencies, authorities and instrumentalities, securities issued by the governments of Guam, Puerto Rico or the U.S. Virgin Islands. These securities may be subject to different risks than municipal securities issued by the relevant state and its political subdivisions, agencies, authorities and instrumentalities.
Municipal Bonds. Municipal bonds share the attributes of debt/fixed income securities in general, but are generally issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies or authorities. The municipal bonds that the Fund may purchase include general obligation bonds and limited obligation bonds (or revenue bonds), including industrial development bonds issued pursuant to former federal tax law. General obligation bonds are obligations involving the credit of an issuer possessing taxing power and are payable from such issuer’s general revenues and not from any particular source or annual revenues. Limited obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Tax-exempt private activity bonds and industrial development bonds generally are also revenue bonds and thus are not payable from the issuer’s general revenues. The credit and quality of private activity bonds and industrial development bonds are usually related to the credit of the corporate user of the facilities. Payment of interest on and repayment of principal of such bonds is the responsibility of the corporate user (and/or any guarantor). The Fund does not expect to be eligible to pass through to shareholders the tax-exempt character of interest earned on municipal bonds. The Fund may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in industrial development bonds.
The Fund may invest in pre-refunded municipal bonds. Pre-refunded municipal bonds are tax-exempt bonds that have been refunded to a call date prior to the final maturity of principal, or, in the case of pre-refunded municipal bonds commonly referred to as “escrowed-to-maturity bonds,” to the final maturity of principal, and remain outstanding in the municipal market. The payment of principal and interest of the pre-refunded municipal bonds held by the Fund is funded from securities in a designated escrow account that holds U.S. Treasury securities or other obligations of the U.S. government (including its agencies and instrumentalities (“Agency Securities”)). As the payment of principal and interest is generated from securities held in an escrow account established by the municipality and an independent escrow agent, the pledge of the municipality has been fulfilled and the original pledge of revenue by the municipality is no longer in place. Pre-refunded and/or escrowed to maturity municipal bonds may bear an investment grade rating (for example, if re-rated by a rating service or, if not re-rated, determined by PIMCO to be of comparable quality) because they are backed by U.S. Treasury securities, Agency Securities or other investment grade securities. For the avoidance of any doubt, PIMCO’s determination of an issuer's credit rating will generally be used for compliance with the Fund’s investment parameters when an issue either loses its rating or is not re-rated upon pre-refunding. The escrow account securities pledged to pay the principal and interest of the pre-refunded municipal bond do not guarantee the price movement of the bond before maturity. Issuers of municipal bonds refund in advance of maturity the outstanding higher cost debt and issue new, lower cost debt, placing the proceeds of the lower cost issuance into an escrow account to pre-refund the older, higher cost debt. Investments in pre-refunded municipal bonds held by the Fund may subject the Fund to interest rate risk, market risk and credit risk. In addition, while a secondary market exists for pre-refunded municipal bonds, if the Fund sells pre-refunded municipal bonds prior to maturity, the price received may be more or less than the original cost, depending on market conditions at the time of sale. To the extent permitted by the SEC and the IRS, the Fund’s investment in pre-refunded municipal bonds backed by U.S. Treasury and Agency securities in the manner described above, will, for purposes of diversification tests applicable to the Fund, be considered an investment in the respective U.S. Treasury and Agency securities.
Under the Code, certain limited obligation bonds are considered “private activity bonds” and interest paid on such bonds is treated as an item of tax preference for purposes of calculating federal AMT liability.
The Fund may purchase custodial receipts representing the right to receive either the principal amount or the periodic interest payments or both with respect to specific underlying municipal bonds. In a typical custodial receipt arrangement, an issuer or third party owner of municipal bonds deposits the bonds with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payments received on the underlying municipal bonds. In no event will the aggregate interest paid with respect to the two classes exceed the interest paid by the underlying municipal bond. Custodial receipts are sold in private placements. The value of a custodial receipt may fluctuate more than the value of a municipal bond of comparable quality and maturity.
The Fund may invest in taxable municipal bonds, such as Build America Bonds. Build America Bonds are tax credit bonds created by the American Recovery and Reinvestment Act of 2009, which authorized state and local governments to issue Build America Bonds as taxable bonds in 2009 and 2010, without volume limitations, to finance any capital expenditures for which such issuers could otherwise issue traditional tax-exempt bonds. State and local governments may receive a direct federal subsidy payment for a portion of their borrowing costs on Build America Bonds equal to 35% of the total coupon interest paid to investors (or 45% in the case of Recovery Zone Economic Development Bonds). The state or local government issuer can elect to either take the federal subsidy or pass the 35% tax credit along to bondholders. The Fund’s investments in Build America Bonds or similar taxable municipal bonds will result in taxable income and the Fund may elect to pass through to holders of the Fund’s Common Shares (“Common Shareholders”) any corresponding tax credits. Such tax credits can generally be used to offset federal income taxes and the AMT, but such credits are generally not refundable. Build America Bonds or similar taxable municipal bonds involve similar risks as tax-exempt municipal bonds, including credit and market risk. They are intended to assist state and local governments in financing capital projects at lower borrowing costs and are likely to attract a broader group of investors than tax-exempt municipal bonds. Although Build America Bonds were only authorized for issuance during 2009 and 2010, the program may have resulted in reduced issuance of tax-exempt municipal bonds during the same period.
The Build America Bond program expired on December 31, 2010, at which point no further issuance of new Build America Bonds was permitted. As of the date of this Statement of Additional Information, there is no indication that Congress will renew the program to permit issuance of new Build America Bonds. Some longer-term municipal bonds give the investor the right to “put” or sell the security at par (face value) within a specified number of days following the investor’s request - usually one to seven days. This demand feature enhances a security’s liquidity by shortening its effective maturity and enables it to trade at a price equal to or very close to par. If a demand feature terminates prior to being exercised, the Fund would hold the longer-term security, which could experience substantially more volatility.
Certain Risks of Investing in Municipal Bonds. Economic downturns and budgetary constraints could make municipal bonds more susceptible to downgrade, default and bankruptcy. In addition, difficulties in the municipal bond markets could result in increased illiquidity, volatility and credit risk, and a decrease in the number of municipal bond investment opportunities. The value of municipal bonds may also be affected by uncertainties involving the taxation of municipal bonds or the rights of municipal bond holders in the event of a bankruptcy. Proposals to restrict or eliminate the federal income tax exemption for interest on municipal bonds are introduced before Congress from time to time. These legal uncertainties could affect the municipal bond market generally, certain specific segments of the market, or the relative credit quality of particular securities.
The Fund may purchase and sell portfolio investments to take advantage of changes or anticipated changes in yield relationships, markets or economic conditions. The Fund may also sell municipal bonds due to changes in PIMCO’s evaluation of the issuer or cash needs resulting from repurchase requests for the Fund’s shares. The secondary market for municipal bonds typically has been less liquid than that for taxable debt/fixed income securities, and this may affect the Fund’s ability to sell particular municipal bonds at then-current market prices, especially in periods when other investors are attempting to sell the same securities.
Additionally, municipal bonds rated below investment grade (i.e., high yield municipal bonds) may not be as liquid as higher-rated municipal bonds. Reduced liquidity in the secondary market may have an adverse impact on the market price of a municipal bond and on the Fund’s ability to sell a municipal bond in response to changes or anticipated changes in economic conditions or to meet the Fund’s cash needs. Reduced liquidity may also make it more difficult to obtain market quotations based on actual trades for purposes of valuing the Fund’s portfolio. For more information on high yield securities please see “High Yield Securities (“Junk Bonds”) and Securities of Distressed Companies” above.
Prices and yields on municipal bonds are dependent on a variety of factors, including general money-market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. A number of these factors, including the ratings of particular issues, are subject to change from time to time. Information about the financial condition of an issuer of municipal bonds may not be as extensive as that which is made available by corporations whose securities are publicly traded.
The perceived increased likelihood of default among issuers of municipal bonds has resulted in constrained illiquidity, increased price volatility and credit downgrades of issuers of municipal bonds. Local and national market forces—such as declines in real estate prices and general business activity—may result in decreasing tax bases, fluctuations in interest rates, and increasing construction costs, all of which could reduce the ability of certain issuers of municipal bonds to repay their obligations. Certain issuers of municipal bonds have also been unable to obtain additional financing through, or must pay higher interest rates on, new issues, which may reduce revenues available for issuers of municipal bonds to pay existing obligations. In addition, events have demonstrated that the lack of disclosure rules in this area can make it difficult for investors to obtain reliable information on the obligations underlying municipal bonds. Adverse developments in the municipal bond market may negatively affect the value of all or a substantial portion of the Fund’s holdings in municipal bonds.
In 2025, Congress considered potential reductions in federal funding to the states in a variety of ways including but not limited to Medicaid funding, which could meaningfully increase costs for the impacted states. To the extent any state absorbs additional costs attributable to changes in federal funding, such changes may strain a state’s budget, divert state funding from other potential expenditures or lead to additional borrowing or financing, all of which could negatively impact the state’s Municipal Bonds.
From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on certain types of municipal bonds. Additionally, certain other proposals have been introduced that would have the effect of taxing a portion of exempt interest and/or reducing the tax benefits of receiving exempt interest. It can be expected that similar proposals may be introduced in the future. As a result of any such future legislation, the availability of such municipal bonds for investment by the Fund and the value of such municipal bonds held by the Fund may be affected. In addition, it is possible that events occurring after the date of a municipal bond’s issuance, or after the Fund’s acquisition of such obligation, may result in a determination that the interest paid on that obligation is taxable, in certain cases retroactively.
Obligations of issuers of municipal bonds are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. Congress or state legislatures may seek to extend the time for payment of principal or interest, or both, or to impose other constraints upon enforcement of such obligations. There is also the possibility that as a result of litigation or other conditions, the power or ability of issuers to meet their obligations for the payment of interest and principal on their municipal bonds may be materially affected or their obligations may be found to be invalid or unenforceable. Such litigation or conditions may from time to time have the effect of introducing uncertainties in the market for municipal bonds or certain segments thereof, or of materially affecting the credit risk with respect to particular bonds. Adverse economic, business, legal or political developments might affect all or a substantial portion of the Fund’s municipal bonds in the same manner.
Some longer-term municipal bonds give the investor the right to “put” or sell the security at par (face value) within a specified number of days following the investor’s request—usually one to seven days. This demand feature enhances a security’s liquidity by shortening its effective maturity and enables it to trade at a price equal to or very close to par. If a demand feature terminates prior to being exercised, the Fund would hold the longer-term security, which could experience substantially more volatility.
Tender Option Bonds. The Fund may invest in trust certificates issued in tender option bond programs (“TOB programs”). In a TOB transaction, a tender option bond trust (“TOB Trust”) issues floating rate certificates (“TOB Floater”) and residual interest certificates (“TOB Residual”) and utilizes the proceeds of such issuance to purchase a fixed-rate municipal bond (“Fixed Rate Bond”) that is either owned or identified by the Fund. The TOB Floater is generally issued to the Fund, which sold or identified the Fixed Rate Bond. The TOB Trust divides the income stream provided by the Fixed Rate Bond to create two securities, the TOB Floater, which is a short-term security, and the TOB Residual, which is a longer-term security. The interest rates payable on the TOB Residual issued to the Fund bear an inverse relationship to the interest rate on the TOB Floater. The interest rate on the TOB Floater is reset by a remarketing process typically every 7 to 35 days. After income is paid on the TOB Floater at current rates, the residual income from the Fixed Rate Bond goes to the TOB Residual. Therefore, rising short-term rates result in lower income for the TOB Residual, and vice versa. In the case of a TOB Trust that utilizes the cash received (less transaction expenses) from the issuance of the TOB Floater and TOB Residual to purchase the Fixed Rate Bond from the Fund, the Fund may then invest the cash received in additional securities, generating leverage for the Fund. See “Leverage and Borrowing” below. Other PIMCO-managed accounts may also contribute municipal bonds to a TOB Trust into which the Fund has contributed Fixed Rate Bonds. If multiple PIMCO-managed accounts participate in the same TOB Trust, the economic rights and obligations under the TOB Residual will be shared among the funds ratably in proportion to their participation in the TOB Trust.
The TOB Residual may be more volatile and less liquid than other municipal bonds of comparable maturity. In most circumstances the TOB Residual holder bears substantially all of the underlying Fixed Rate Bond’s downside investment risk and also benefits from any appreciation in the value of the underlying Fixed Rate Bond. Investments in a TOB Residual typically will involve greater risk than investments in Fixed Rate Bonds.
A TOB Residual held by the Fund provides the Fund with the right to: (1) cause the holders of the TOB Floater to tender their notes at par, and (2) cause the sale of the Fixed-Rate Bond held by the TOB Trust, thereby collapsing the TOB Trust. TOB Trusts are generally supported by a liquidity facility provided by a third party bank or other financial institution (the “Liquidity Provider”) that provides for the purchase of TOB Floaters that cannot be remarketed. The holders of the TOB Floaters have the right to tender their certificates in exchange for payment of par plus accrued interest on a periodic basis (typically weekly) or on the occurrence of certain mandatory tender events. The tendered

TOB Floaters are remarketed by a remarketing agent, which is typically an affiliated entity of the Liquidity Provider. If the TOB Floaters cannot be remarketed, the TOB Floaters are purchased by the TOB Trust either from the proceeds of a loan from the Liquidity Provider or from a liquidation of the Fixed Rate Bond.
The TOB Trust may also be collapsed without the consent of the Fund, as the TOB Residual holder, upon the occurrence of certain “tender option termination events” (or “TOTEs”) as defined in the TOB Trust agreements. Such termination events typically include the bankruptcy or default of the municipal bond, a substantial downgrade in credit quality of the municipal bond, or a judgment or ruling that interest on the Fixed Rate Bond is subject to federal income taxation. Upon the occurrence of a termination event, the TOB Trust would generally be liquidated in full with the proceeds typically applied first to any accrued fees owed to the trustee, remarketing agent and liquidity provider, and then to the holders of the TOB Floater up to par plus accrued interest owed on the TOB Floater and a portion of gain share, if any, with the balance paid out to the TOB Residual holder. In the case of a mandatory termination event, after the payment of fees, the TOB Floater holders would be paid before the TOB Residual holders (i.e., the Fund). In contrast, in the case of a TOTE, after payment of fees, the TOB Floater holders and the TOB Residual holders would be paid pro rata in proportion to the respective face values of their certificates. If there are insufficient proceeds from the liquidation of the TOB Trust, the party that would bear the losses would depend upon whether the Fund holds a non-recourse TOBs Residual or a recourse TOBs Residual. If the Fund holds a non-recourse TOBs Residual, the Liquidity Provider or holders of the TOBs Floaters would bear the losses on those securities and there would be no recourse to the Fund’s assets. If the Fund holds a recourse TOBs Residual, the Fund (and, indirectly, holders of the Fund’s Common Shares) would typically bear the losses. In particular, if the Fund holds a recourse TOBs Residual, it will typically have entered into an agreement pursuant to which the Fund would be required to pay to the Liquidity Provider the difference between the purchase price of any TOBs Floaters put to the Liquidity Provider by holders of the TOBs Floaters and the proceeds realized from the remarketing of those TOBs Floaters or the sale of the assets in the TOBs Issuer. The Fund may invest in both non-recourse and recourse TOBs Residuals to leverage its portfolio.
Certain rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), including Section 619 (the “Volcker Rule”) and Section 941 (the “Risk Retention Rules”) apply to tender option bond programs and place restrictions on the way certain sponsors may participate in tender option bond programs. Specifically, the Volcker Rule generally prohibits banking entities from engaging in proprietary trading or from acquiring or retaining an ownership interest in, or sponsoring, a hedge fund or private equity fund (“covered fund”), subject to certain exemptions and limitations. Tender option bond programs generally are considered to be covered funds under the Volcker Rule, and, thus, may not be sponsored by a banking entity absent an applicable exemption. The Volcker Rule does not provide for any exemption that would allow banking entities to sponsor tender option bonds in the same manner as they did prior to the Volcker Rule's compliance date.
The Risk Retention Rules require the sponsor to a TOB Trust to retain at least five percent of the credit risk of the underlying assets supporting the TOB Trust's Municipal Bonds. The Risk Retention Rules may adversely affect the Fund's ability to engage in TOB Trust transactions or increase the costs of such transactions in certain circumstances.
The Fund has restructured its TOB Trusts in conformity with regulatory guidelines. Under the new TOB Trust structure, the Liquidity Provider or remarketing agent will no longer purchase the tendered TOB Floaters, even in the event of failed remarketing. This may increase the likelihood that a TOB Trust will need to be collapsed and liquidated in order to purchase the tendered TOB Floaters. The TOB Trust may draw upon a loan from the Liquidity Provider to purchase the tendered TOB Floaters. Any loans made by the Liquidity Provider will be secured by the purchased TOB Floaters held by the TOB Trust and will be subject to an increased interest rate based on the number of days the loan is outstanding.
Puerto Rico Municipal Securities. Because the Fund may invest in municipal securities issued by Puerto Rico, the Fund may be particularly affected by political, economic, environmental, social, regulatory or restructuring developments affecting the ability of Puerto Rican municipal issuers to pay interest or repay principal. As a result of the ongoing financial challenges faced by Puerto Rico, the Commonwealth’s economic circumstances may change negatively and more rapidly than usual, and the Commonwealth may be less able to maintain up-to-date information for the public.
Beginning in 2006, the Commonwealth began to face significant budget shortfalls and endured continuous economic decline through 2018. On June 30, 2016, the Puerto Rico Oversight, Management, and Economic Stability Act (“PROMESA”) was signed into law by President Obama. PROMESA established a federally-appointed oversight board (the “Oversight Board”) to oversee the Commonwealth’s financial operations and allows the Commonwealth and its instrumentalities, with approval of the Oversight Board, to file cases to restructure debt and other obligations in a “Title III” proceeding. Title III incorporates many provisions of the federal Bankruptcy Code and incorporates legal mechanisms for a litigation stay and restructuring of pension and debt obligations, among other provisions. Title III petitions were filed for, among others, the Commonwealth, the Puerto Rico Sales Tax Financing Corporation, and the Puerto Rico Electric Power Authority, three of the largest issuers of Commonwealth debt. The Oversight Board is required by law to remain in place until, based on audited financials, four consecutive fiscal years have ended with balanced operations and Puerto Rico has demonstrated affordable market access to short-term and long-term credit markets at reasonable interest rates.
The Commonwealth was in bankruptcy proceedings for approximately seven years. However, in the first quarter of 2022, the central government of Puerto Rico executed a debt exchange and exited bankruptcy, which impacted a majority of Puerto Rico’s outstanding debt. A debt adjustment plan (the “Plan”) was approved by Puerto Rico’s bankruptcy court in January 2022, and the debt exchange became effective in March 2022. Puerto Rico’s direct debt obligations were reduced from $34.3 billion to $7.4 billion, and its annual debt service was reduced from $4.2 billion to $1.15 billion.
The Plan requires that Puerto Rico adopt debt management policies in order to ensure that debt service does not become unmanageable. The policies dictate, among other things, that debt proceeds may only be used to fund capital projects and that debt to cover deficits will no longer be acceptable. Future debt refundings are required to result in cash flow savings each fiscal year and may not raise principal. Additionally, new debt is required to begin amortizing within two years and may not have a maturity greater than 30 years.
The Plan has substantially reduced the outstanding debt obligations of Puerto Rico and certain of its instrumentalities, but there can be no assurances that Puerto Rico will be able to negotiate settlements with respect to its remaining outstanding debt and Title III proceedings. In addition, the composition of the Oversight Board has changed significantly in recent years and has been subject to legal dispute, and there can be no guarantee that the members of the Oversight Board will approve future restructuring agreements with other creditors.
The budget process will continue to require the Oversight Board, the governor of Puerto Rico, and Puerto Rico’s Legislative Assembly to develop a budget that complies with the fiscal plan developed by the Oversight Board and the governor of Puerto Rico.
The 2024 fiscal plan was certified by the Oversight Board on June 5, 2024 (“2024 Fiscal Plan”). On June 19, 2026, the Oversight Board certified a second revised 2024 fiscal plan (“Second Revised Fiscal Plan”), which included updated fiscal year 2025 and 2026 revenue forecasts for Puerto Rico. The Second Revised Fiscal Plan projections reflect $13.8 billion of General Fund revenues for fiscal year 2025 and $13.9 billion of General Fund revenues for fiscal year 2026.
On June 29, 2026, the budget for fiscal year 2027 was certified. The fiscal year 2027 consolidated budget totals approximately $33.6 billion, consisting of a General Fund budget of approximately $13.2 billion, a Special Revenue Fund budget of approximately $5.5 billion, and a Federal Fund budget of approximately $14.9 billion. Total expenditures under the fiscal year 2027 budget are roughly flat compared with the prior year’s budget.
The Commonwealth’s budget is impacted by extensive unfunded pension obligations related to its retirement systems, which include the Employees Retirement System, the Teachers Retirement System, and the Judiciary Retirement System. The Commonwealth’s pension systems operate on a “pay-as-you-go” basis, and the General Fund has assumed any payments that the pension systems could not make. As a result, the Commonwealth may have fewer resources for other priorities, including payments on its outstanding debt obligations. Alternatively, the Commonwealth may be forced to raise revenue or issue additional debt. Either outcome could increase pressure on the Commonwealth’s budget, which could have an adverse impact on the Fund’s investments in Puerto Rico.
Investors should be aware that Puerto Rico relies heavily on transfers from the federal government related to specific programs and activities in the Commonwealth. These transfers include, among others, entitlements for previously performed services, or those resulting from contributions to programs such as Social Security, Veterans’ Benefits, Medicare and U.S. Civil Service retirement pensions, as well as grants such as Nutritional Assistance Program grants and Pell Grant scholarships for higher education. There is considerable uncertainty about which federal policy changes may be enacted in the coming years and the economic impact of those changes. Due to the Commonwealth’s dependence on federal transfers, any actions that reduce or alter these transfers may cause increased fiscal stress in Puerto Rico, which may have a negative impact on the value of the Commonwealth’s municipal securities.
There can be no assurances that the Commonwealth will not continue to face severe fiscal stress or that such circumstances will not become even more difficult in the future. Furthermore, there can be no guarantee that future developments will not have a materially adverse impact on the Commonwealth’s finances. Any further deterioration in the Commonwealth’s financial condition may have a negative effect on the payment of principal and interest, the marketability, liquidity or value of the securities issued by the Commonwealth, which could reduce the performance of the Fund.
Since PROMESA was enacted, there have been various legal proceedings initiated by creditors of Puerto Rico and other constituencies. These groups asserted a number of complex legal claims that questioned the efficacy and validity of PROMESA, calling into question the validity of Oversight Board appointments. The U.S. Supreme Court ultimately decided that the appointment of the members to the Oversight Board was valid. In addition, certain Title III proceedings remain ongoing and certain Plans of Adjustment remain subject to judicial attack. The Commonwealth, its officials and employees are named as defendants in legal proceedings that occur in the normal course of governmental operations. Some of these proceedings involve claims for substantial amounts, which if decided against the Commonwealth might require the Commonwealth to make significant future expenditures or substantially impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the ultimate outcome of such proceedings, estimate the potential impact on the ability of the Commonwealth to pay debt service costs on its obligations, or determine what impact, if any, such proceedings may have on the Fund’s investments.
In September 2017, two successive hurricanes — Irma and Maria — caused severe damage to Puerto Rico. The Commonwealth’s infrastructure was severely damaged by high winds and substantial flooding, including damage to the Commonwealth’s water, power, and telecommunications infrastructure, and resulted in more than 1 million people losing power. In late December 2019 and January 2020, a series of earthquakes, including a magnitude 6.4 earthquake—the strongest to hit the island in more than a century—caused extensive damage. The aftershocks from these earthquakes may continue for years, and it is not currently possible to predict the extent of the damage that could arise from any aftershocks. The full extent of the natural disasters’ impact on Puerto Rico’s economy and foreign investment in Puerto Rico is difficult to estimate. There can be no assurances that future catastrophic weather events or natural disasters will not cause similar damage or that Puerto Rico will receive the necessary aid to rebuild from the damage caused by such catastrophic weather events or natural disasters.
Prolonged inflationary pressures and changing interest rates could also adversely affect Puerto Rico’s economy. It is not possible to predict the long-term economic environment as it relates to Puerto Rico.
A large portion of Puerto Rico's debt has now been restructured. To the extent this debt restructuring effort has a negative impact on the liquidity or value of Puerto Rican municipal securities, a Fund's investments and its performance may be adversely affected. Puerto Rico's restructured general obligation debt is not currently rated by Moody's, S&P, or Fitch.
Corporate Debt Securities
The Fund may invest in corporate debt securities of U.S. issuers and foreign issuers, and/or it may hold its assets in these securities for cash management purposes. The investment return of corporate debt securities reflects interest earnings and changes in the market value of the security. The market value of a corporate debt obligation may generally be expected to rise and fall inversely with interest rates generally. There also exists the risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund’s investments in U.S. dollar or foreign currency-denominated corporate debt securities of domestic or foreign issuers are limited to corporate debt securities (corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities) which meet the minimum ratings criteria set forth for the Fund, or, if unrated, are in PIMCO’s opinion comparable in quality. Corporate income-producing securities may include forms of preferred or preference stock.

The rate of interest on a corporate debt security may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Corporate debt securities may be acquired with warrants attached. In addition, corporate debt securities may be highly customized and as a result may be subject to, among others, liquidity risk and pricing transparency risks.
Corporate debt securities are subject to the risk of the issuer’s inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity. When interest rates rise, the value of corporate debt securities can be expected to decline. Debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities. Company defaults can impact the level of returns generated by corporate debt securities. An unexpected default can reduce income and the capital value of a corporate debt security. Furthermore, market expectations regarding economic conditions and the likely number of corporate defaults may impact the value of corporate debt securities.
Securities rated Baa and BBB are the lowest which are considered “investment grade” obligations. Moody’s describes securities rated Baa as “judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.” S&P describes securities rated BBB as exhibiting adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. Fitch describes securities rated BBB as having good credit quality with current low expectations of default. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. For a discussion of securities rated below investment grade, see “High Yield Securities (“Junk Bonds”) and Securities of Distressed Companies.”
Commercial Paper
Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The Fund may invest in commercial paper of any credit quality consistent with the Fund’s investment objective and policies, including unrated commercial paper. See Appendix A to the Prospectus for a description of the ratings assigned by Moody’s, S&P and Fitch to commercial paper. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.
Convertible Securities
The Fund may invest in convertible securities, which may offer higher income than the common stocks into which they are convertible. A convertible security is a bond, debenture, note, preferred security, or other security that entitles the holder to acquire common stock or other equity securities of the same or a different issuer. A convertible security generally entitles the holder to receive interest paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to non-convertible debt securities or preferred securities, as applicable. Convertible securities rank senior to common stock in a corporation’s capital structure and, therefore, generally entail less risk than the corporation’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a fixed income security. Convertible securities are subordinate in rank to any senior debt obligations of the issuer, and, therefore, an issuer’s convertible securities entail more risk than its debt obligations. Convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar credit quality because of the potential for capital appreciation. In addition, convertible securities are often lower-rated securities.
Because of the conversion feature, the price of the convertible security will normally fluctuate in some proportion to changes in the price of the underlying asset, and as such is subject to risks relating to the activities of the issuer and/or general market and economic conditions. The income component of a convertible security may tend to cushion the security against declines in the price of the underlying asset. However, the income component of convertible securities causes fluctuations based upon changes in interest rates and the credit quality of the issuer.

If the convertible security’s “conversion value,” which is the market value of the underlying common stock that would be obtained upon the conversion of the convertible security, is substantially below the “investment value,” which is the value of a convertible security viewed without regard to its conversion feature (i.e., strictly on the basis of its yield), the price of the convertible security is governed principally by its investment value. If the conversion value of a convertible security increases to a point that approximates or exceeds its investment value, the value of the security will be principally influenced by its conversion value. A convertible security will sell at a premium over its conversion value to the extent investors place value on the right to acquire the underlying common stock while holding an income-producing security.
A convertible security may be subject to redemption at the option of the issuer at a predetermined price. If a convertible security held by the Fund is called for redemption, the Fund would be required to permit the issuer to redeem the security and convert it to underlying common stock, or would sell the convertible security to a third party, which may have an adverse effect on the Fund’s ability to achieve its investment objective. The Fund generally would invest in convertible securities for their favorable price characteristics and total return potential and would normally not exercise an option to convert unless the security is called or conversion is forced.
The Fund may invest in so-called “synthetic convertible securities,” which are composed of two or more different securities whose investment characteristics, taken together, resemble those of convertible securities. A third party or PIMCO may create a “synthetic” convertible security by combining separate securities that possess the two principal characteristics of a traditional convertible security, i.e., an income-producing security (“income-producing component”) and the right to acquire an equity security (“convertible component”). The income-producing component is achieved by investing in non-convertible, income-producing securities such as bonds, preferred securities and money market instruments, which may be represented by derivative instruments. The convertible component is achieved by investing in securities or instruments such as warrants or options to buy common stock at a certain exercise price, or options on a stock index. Unlike a traditional convertible security, which is a single security having a single market value, a synthetic convertible comprises two or more separate securities, each with its own market value. Therefore, the “market value” of a synthetic convertible security is the sum of the values of its income-producing component and its convertible component. For this reason, the values of a synthetic convertible security and a traditional convertible security may respond differently to market fluctuations.
More flexibility is possible in the assembly of a synthetic convertible security than in the purchase of a convertible security. Although synthetic convertible securities may be selected where the two components are issued by a single issuer, thus making the synthetic convertible security similar to the traditional convertible security, the character of a synthetic convertible security allows the combination of components representing distinct issuers. A synthetic convertible security also is a more flexible investment in that its two components may be purchased separately. For example, the Fund may purchase a warrant for inclusion in a synthetic convertible security but temporarily hold short-term investments while postponing the purchase of a corresponding bond pending development of more favorable market conditions.
A holder of a synthetic convertible security faces the risk of a decline in the price of the security or the level of the index or security involved in the convertible component, causing a decline in the value of the security or instrument, such as a call option or warrant purchased to create the synthetic convertible security. Should the price of the stock fall below the exercise price and remain there throughout the exercise period, the entire amount paid for the call option or warrant would be lost. Because a synthetic convertible security includes the income-producing component as well, the holder of a synthetic convertible security also faces the risk that interest rates will rise, causing a decline in the value of the income-producing component.
The Fund also may purchase synthetic convertible securities created by other parties, including convertible structured notes. Convertible structured notes are income-producing debentures linked to equity, and are typically issued by investment banks. Convertible structured notes have the attributes of a convertible security; however, the investment bank that issues the convertible note, rather than the issuer of the underlying common stock into which the note is convertible, assumes credit risk associated with the underlying investment, and the Fund in turn assumes credit risk associated with the convertible note.
Contingent Convertible Instruments. Contingent convertible securities (“CoCos”) are a form of hybrid debt security issued primarily by non-U.S. issuers, which have loss absorption mechanisms built into their terms. CoCos have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into common stock of the issuer or have their principal written down (including potentially to zero) upon the occurrence of certain triggering events (“triggers”) generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. In certain scenarios, investors in CoCos may suffer a loss of capital ahead of equity holders or when equity holders do not. There is no guarantee that the Fund will receive a return of principal on CoCos. Any indication that an automatic write-down or conversion event may occur can be expected to have an adverse effect on the market price of CoCos. CoCos are often rated below investment grade and are subject to the risks of high yield securities. Because CoCos are issued primarily by financial institutions, CoCos may present substantially increased risks at times of financial turmoil, which could affect financial institutions more than companies in other sectors and industries. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.
CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to:
●
Loss absorption risk.  CoCos may be subject to an automatic write-down (i.e., the automatic write-down of the principal amount or value of the securities, potentially to zero, and the cancellation of the securities) under certain circumstances, which could result in the Fund losing a portion or all of its investment in such securities. In addition, the Fund may not have any rights with respect to repayment of the principal amount of the securities that has not become due or the payment of interest or dividends on such securities for any period from (and including) the interest or dividend payment date falling immediately prior to the occurrence of such automatic write-down. An automatic write-down could also result in a reduced income rate if the dividend or interest payment is based on the security’s par value. In addition, CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the issuer’s discretion or at the request of the relevant regulatory authority in order to help the issuer absorb losses and may be suspended in the event there are insufficient distributable reserves.
●
Subordinated instruments.  CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer and may also become junior to other obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument or the Fund’s investment may receive less favorable treatment than equity of the issuer in certain situations, such as during financial distress or regulatory intervention.
●
Market value will fluctuate based on unpredictable factors.  The trading behavior of a given issuer’s CoCos may be strongly impacted by the trading behavior of other issuers’ CoCos, such that negative information from an unrelated CoCo may cause a decline in value of one or more CoCos held by the Fund. Accordingly, the trading behavior of CoCos may not follow the trading behavior of other similarly structured securities. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.
Equity Securities
Subject to the Fund’s investment policies, the Fund may hold common stocks and other equity securities from time to time, including, without limitation, those it has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security. Common stocks include common shares and other common equity interests issued by private or public issuers. The Fund may invest in securities that have not been registered for public sale in the U.S. or relevant non-U.S. jurisdictions, including without limit securities eligible for purchase and sale pursuant to Rule 144A under the Securities Act, or relevant provisions of applicable non-U.S. law, and other securities issued in private placements. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally, particular industries represented in those markets, or the issuer itself. The values of equity securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, levels of public debt and deficits, changes (or anticipated changes) in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities. These risks are generally magnified in the case of equity investments in distressed companies.
Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy and/or insolvency of the issuer. In addition to common stock, equity securities may include preferred securities, convertible securities and warrants, which are discussed elsewhere in the Prospectus and this Statement of Additional Information. Equity securities other than common stock are subject to many of the same risks as common stock, although possibly to different degrees. The risks of equity securities are generally magnified in the case of equity investments in distressed companies.
Preferred Securities
Preferred securities represent an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Some preferred securities also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in that company. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred securities generally pay dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies.
The value of a company’s preferred securities may fall as a result of factors relating directly to that company’s products or services. A preferred security’s value may also fall because of factors affecting not just the company, but companies in the same industry or in a number of different industries, such as increases in production costs.
The value of preferred securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company’s preferred securities generally pay dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than those of larger companies.
Adjustable Rate and Auction Preferred Securities. Typically, the dividend rate on an adjustable rate preferred security is determined prospectively each quarter by applying an adjustment formula established at the time of issuance of the security. Although adjustment formulas vary among issues, they typically involve a fixed premium or discount relative to rates on specified debt securities issued by the U.S. Treasury or SOFR. With respect to adjustment formulas relative to rates on specified debt securities issued by the U.S. Treasury, typically, an adjustment formula will provide for a fixed premium or discount adjustment relative to the highest base yield of three specified U.S. Treasury securities: the 90-day Treasury bill, the 10-year Treasury note and the 20-year Treasury bond. The premium or discount adjustment to be added to or subtracted from this highest U.S. Treasury base rate yield is fixed at the time of issue and cannot be changed without the approval of the holders of the security. The dividend rate on another type of preferred security in which the Fund may invest, commonly known as auction preferred securities, is adjusted at intervals that may be more frequent than quarterly, such as every 7 or 49 days, based on bids submitted by holders and prospective purchasers of such securities and may be subject to stated maximum and minimum dividend rates. The issues of most adjustable rate and auction preferred securities currently outstanding are perpetual, but are redeemable after a specified date, or upon notice, at the option of the issuer. Certain issues supported by the credit of a high-rated financial institution provide for mandatory redemption prior to expiration of the credit arrangement. No redemption can occur if full cumulative dividends are not paid. Although the dividend rates on adjustable and auction preferred securities are generally adjusted or reset frequently, the market values of these preferred securities may still fluctuate in response to changes in interest rates. Market values of adjustable preferred securities also may substantially fluctuate if interest rates increase or decrease once the maximum or minimum dividend rate for a particular security is approached. Auctions for U.S. auction preferred securities have failed since early 2008, and the dividend rates payable on such preferred securities since that time typically have been paid at their maximum applicable rate (typically a function of a reference rate of interest). PIMCO expects that auction preferred securities will continue to pay dividends at their maximum applicable rate for the foreseeable future and cannot predict whether or when the auction markets for auction preferred securities may resume normal functioning.
Fixed Rate Preferred Securities. Some fixed rate preferred securities in which the Fund may invest, known as perpetual preferred securities, offer a fixed return with no maturity date. Because they never mature, perpetual preferred securities act like long-term bonds and can be more volatile than and more sensitive to changes in interest rates than other types of preferred securities that have a maturity date. The Fund may also invest in sinking fund preferred securities. These preferred securities also offer a fixed return, but have a maturity date and are retired or redeemed on a predetermined schedule. The shorter duration of sinking fund preferred securities makes them perform somewhat like intermediate-term bonds and they typically have lower yields than perpetual preferred securities.
Bank Obligations
The Fund may invest in bank capital securities of both non-U.S. (foreign) and U.S. issuers. Bank capital securities are issued by banks to help fulfill their regulatory capital requirements. There are three common types of bank capital: Lower Tier II, Upper Tier II and Tier I. Bank capital is generally, but not always, of investment grade quality. Upper Tier II securities are commonly thought of as hybrids of debt and preferred securities. Upper Tier II securities are often perpetual (with no maturity date), callable and have a cumulative interest deferral feature. This means that under certain conditions, the issuer bank can withhold payment of interest until a later date. However, such deferred interest payments generally earn interest. Tier I securities often take the form of trust preferred securities.
Bank obligations in which the Fund may invest include, without limitation, certificates of deposit, bankers’ acceptances and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and that earn a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is generally no market for such deposits.
The activities of U.S. banks and most foreign banks are subject to comprehensive regulations which, in the case of U.S. regulations, have undergone substantial changes in the past decade and are currently subject to legislative and regulatory scrutiny. The enactment of new legislation or regulations, as well as changes in interpretation and enforcement of current laws, may affect the manner of operations and profitability of U.S. and foreign banks. Significant developments in the U.S. banking industry have included increased competition from other types of financial institutions, increased acquisition activity and geographic expansion. Banks may be particularly susceptible to certain economic factors, such as interest rate changes and adverse developments in the market for real estate. Fiscal and monetary policy and general economic cycles can affect the availability and cost of funds, loan demand and asset quality and thereby impact the earnings and financial conditions of banks.
U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and non-U.S. banks, which could be harmful to the Fund issuers in which it invests. For example, if a bank at which the Fund or an issuer has an account fails, any cash or other assets in bank or custody accounts, which may be substantial in size, could be temporarily inaccessible or permanently lost by the Fund or issuer. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to an issuer or to a fund fails, the issuer or fund could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms.

Issuers in which the Fund may invest can be affected by volatility in the banking sector. Even if banks used by issuers in which the Fund invests remain solvent, continued volatility in the banking sector could contribute to, cause or intensify an economic recession, increase the costs of capital and banking services or result in the issuers being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Such conditions and responses, as well as a changing interest rate environment, can contribute to decreased market liquidity and erode the value of certain holdings, including those of U.S. and non-U.S. banks. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.
Obligations of foreign banks involve somewhat different investment risks than those affecting obligations of U.S. banks, including the possibilities that their liquidity could be impaired because of future political and economic developments, that their obligations may be less marketable than comparable obligations of U.S. banks, that a foreign jurisdiction might impose withholding or other taxes on interest income payable on those obligations, that foreign deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations and that the selection of those obligations may be more difficult because there may be less publicly available information concerning foreign banks and the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ from those applicable to U.S. banks. Foreign banks are not generally subject to examination by any U.S. government agency or instrumentality.
Loans and Other Indebtedness; Loan Acquisitions, Participations and Assignments
The Fund may purchase indebtedness and participations in loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans, as well as interests and/or servicing or similar rights in such loans. Such instruments may be secured or unsecured and may be newly-originated (and may be specifically designed for the Fund). Indebtedness is different from traditional debt securities in that debt securities are part of a large issue of securities to the public whereas indebtedness may not be a security and may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part or all of a loan. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. The indebtedness and loan participations that the Fund may acquire may not be rated by any NRSROs.
A loan is often administered by an agent bank acting as agent for all holders. The agent bank administers the terms of the loan, as specified in the loan agreement. In addition, the agent bank is normally responsible for the collection of principal and interest payments from the corporate borrower and the apportionment of these payments to the credit of all institutions which are parties to the loan agreement. Unless, under the terms of the loan or other indebtedness, the Fund has direct recourse against the corporate borrower, the Fund may have to rely on the agent bank or other financial intermediary to apply appropriate credit remedies against a borrower. This may subject the Fund to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the borrower. Also, in the event of the insolvency of the lender or interposed bank or other financial intermediary who sold the participation interest to the Fund, the Fund may not have any exclusive or senior claim with respect to the lender's interest in the corporate loan, or in the collateral securing the corporate loan. If the Fund has purchased the whole loan, the Fund would assume all of the rights of the lender in a commercial loan, including the right to receive payments of principal and interest and other amounts directly from the borrower and to enforce its rights as a lender directly against the borrower.
A financial institution’s employment as agent bank might be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement would likely remain available to holders of such indebtedness. However, if assets held by the agent bank for the benefit of the Fund were determined to be subject to the claims of the agent bank’s general creditors, the Fund might incur certain costs and delays in realizing payment on a loan or loan participation and could suffer a loss of principal and/or interest. In situations involving other interposed financial institutions (e.g., an insurance company or governmental agency) similar risks may arise.
Purchasers of loans and other forms of direct indebtedness depend primarily upon the creditworthiness of the borrower for payment of principal and interest. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s share price and/or yield of the Common Shares could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower’s obligation, or that the collateral can be liquidated. In the event of the bankruptcy of a borrower, the Fund could experience delays or limitations in its ability to realize the benefits of any collateral securing a loan.
The Fund may acquire loans and loan participations with credit quality comparable to that of issuers of its securities investments. Indebtedness of companies whose creditworthiness is poor and/or subprime in quality involves substantially greater risks, and may be highly speculative. Some companies may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Consequently, when acquiring indebtedness of companies with poor credit, the Fund bears a substantial risk of losing the entire amount of the instrument acquired. The Fund may make purchases of indebtedness and loan participations to achieve income and/or capital appreciation. Because the Fund establishes a direct contractual relationship with the lender or participant, the Fund is subject to the credit risk of the lender or participant in addition to the usual credit risk of the borrower and any agent bank. Under normal market conditions, loan participations that sell at a discount to the secondary loan price may indicate the borrower has credit problems or other issues associated with the credit risk of the loan. To the extent the credit problems are not resolved, loan participations may not appreciate in value.
In addition, in the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and borrower. A bankruptcy court may restructure the payment obligations under the loan so as to reduce the amount to which the Fund would be entitled or extend the time for payment. A court could subordinate the Fund’s rights to the rights of other creditors of the borrower under applicable law. Various laws enacted for the protection of borrowers may apply to loans, and a bankruptcy proceeding against a borrower could delay or limit the ability of the Fund to collect principal and interest payments on such loans.
The Fund will limit the amount of its total assets that it will invest in any one issuer and the Fund will limit the amount of its total assets that it will invest in issuers within the same industry. For purposes of this limit, the Fund generally will treat the corporate borrower as the “issuer” of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, SEC interpretations require the Fund to treat both the lending bank or other lending institution and the borrower as “issuers.” Treating a financial intermediary as an issuer of indebtedness may restrict the Fund’s ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.
Loans and other types of direct indebtedness (which the Fund may purchase or otherwise gain exposure to) may not be readily marketable and may be subject to restrictions on resale. A secondary market in corporate loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to accurately value existing and prospective investments and to realize in a timely fashion the full value on sale of a corporate loan. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting due diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith. Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”). In some cases, negotiations involved in disposing of indebtedness may require weeks to complete. Consequently, some indebtedness may be difficult or impossible to dispose of readily at what PIMCO believes to be a fair price. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining the Fund’s net asset value than if that value were based on available market quotations, and could result in significant variations in the Fund’s daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. As the market for different types of indebtedness develops, the liquidity of these instruments may improve. Acquisitions of loan participations are considered to be debt obligations for purposes of the Fund’s investment restriction relating to the lending of funds or assets by the Fund.
In purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on and/or less advantageous terms of such loans, which could reduce Fund performance.
Investments in loans through a purchase of a loan or a direct assignment of a financial institution’s interests with respect to a loan may involve additional risks to the Fund. The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement with the same rights and obligations as the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. For example, if a loan is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and would bear the costs and liabilities associated with owning and holding or disposing of the collateral (see “Real Estate Assets and Related Derivatives” above). In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as co-lender. It is unclear whether loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation. In the absence of definitive regulatory guidance, the Fund relies on the Investment Manager’s research in an attempt to avoid situations where fraud or misrepresentation could adversely affect the Fund.
The Fund may obtain exposure to loans made to private investment vehicles, including private funds that are not registered under the 1940 Act. Such loans may be for various purposes, including but not limited to, subscription line or “sub-line” credit facilities secured by the uncalled capital commitments of such private investment vehicles' investors. Although such capital commitments are typically subject to legally binding agreements, there can be no assurance that the investors will meet their funding obligations when called. As a result, the Fund may be subject to the risk of delay or default in repayment of the loan, which could negatively impact the Fund's performance. Additionally, the Fund may face liquidity risks if the private investment vehicle is unable to draw on capital commitments in a timely manner.
The Fund may invest in loans used to finance the cost of construction, acquisition, development, and/ or rehabilitation of a property including, but not limited to, development of single-family for-sale homes, multi-family rentals and/or commercial facilities. Such construction lending may expose the Fund to increased risk of non-payment and loss because the loan is not backed by a finished project. Such risk may depend on the nature of the construction and the relevant counterparty or counterparties, which may include, but not be limited to, homebuilders, private developers and/or entities with limited capital. Repayment of these types of loans may depend on the borrower’s ability to secure permanent “take-out” financing, which requires the successful completion of the project, or operation of the property with an income stream sufficient to meet operating and loan expenses. In addition, these types of loans are subject to the risk of errors in estimations of the property’s value at completion of construction and the estimated cost of construction, as well as the risk that the projects may not be completed and have limited liquidity.
The Fund may make, participate in or acquire debtor-in-possession financings (commonly known as “DIP financings”). DIP financings are arranged when an entity seeks the protections of the bankruptcy court under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”). These financings allow the entity to continue its business operations while reorganizing under Chapter 11. Such financings constitute senior liens on unencumbered security (i.e., security not subject to other creditors’ claims). There is a risk that the entity will not emerge from Chapter 11 and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund’s only recourse will be against the property securing the DIP financing.
The Fund may acquire residential mortgage loans and unsecured consumer loans through direct or indirect fully-owned Subsidiaries. The Subsidiaries directly holding a beneficial interest in loans will be formed as domestic common law or statutory trusts with a federally chartered bank serving as trustee. Each such fully-owned Subsidiary trust will hold the beneficial interests of loans and the federally chartered bank acting as trustee will hold legal title to the loans for the benefit of the Subsidiary trust and/or the trust’s beneficial owners (i.e., the Fund or its direct or indirect fully-owned Subsidiary). State licensing laws typically exempt federally chartered banks from their licensing requirements, and federally chartered banks may also benefit from federal preemption of state laws, including any licensing requirements. The use of common law or statutory trusts with a federally chartered bank serving as trustee is intended to address any state licensing requirements that may be applicable to purchasers or holders of loans, including state licensing requirements related to foreclosure. The Fund believes that such direct or indirect fully-owned Subsidiary trusts will not be treated as associations or publicly traded partnerships taxable as corporations for U.S. federal income tax purposes, and that therefore, the Subsidiary trusts will not be subject to U.S. federal income tax at the Subsidiary level. Investments in residential mortgage loans or unsecured consumer loans through entities that are not so treated can potentially be limited by the Fund’s intention to qualify as a RIC under Subchapter M of the Code, and limit the Fund’s ability to qualify as such.
If the Fund or its direct or indirect fully-owned Subsidiary trust is required to be licensed in any particular jurisdiction in order to originate, acquire, hold, dispose or foreclose loans, obtaining the required license may not be viable (because, for example, it is not possible or practical) and the Fund or its Subsidiary trust may be unable to restructure its holdings to address the licensing requirement. In that case, the Fund or its Subsidiary trust may be forced to cease activities involving the affected loans, or may be forced to sell such loans. If a state regulator or court were to determine that the Fund or its Subsidiary trust acquired, held or foreclosed a loan without a required state license, the Fund or its Subsidiary trust could be subject to penalties or other sanctions, prohibited or restricted in its ability to enforce its rights under the loan, or subject to litigation risk or other losses or damages.
Investments in loans may include unfunded loan commitments, which are contractual obligations for future funding. Unfunded loan commitments may include revolving credit facilities, which may obligate the Fund to supply additional cash to the borrower on demand. Unfunded loan commitments represent a future obligation in full, even though a percentage of the committed amount may not be utilized by the borrower. When investing in a loan participation, the Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the agent selling the loan agreement and only upon receipt of payments by the agent from the borrower. The Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a loan. In certain circumstances, the Fund may receive a penalty fee upon the prepayment of a loan by a borrower.
Some lending platforms (or their affiliates) may attempt to take advantage of policies in certain states that allow lenders to make loans at advantageous interest rates by incorporating choice of law provisions into loan agreements that hold that the agreements are to be governed by the laws of those lender-friendly states. In the event that a borrower or state regulator successfully invalidates such choice-of-law clause, platforms (of their affiliates) may not be able to collect some or all of the interest and principal due on such loans, such loans may not be found to be enforceable or the platforms (or their affiliates) could become subject to penalties and damages. Other platforms may engage in arrangements with funding banks where the platform assists the bank in originating loans that are funded by the bank. In some cases, the loans are sold to the platforms and the platforms as assignees of the bank under applicable law and precedent utilize the bank’s rate and fee exportation authority. At least one federal circuit court has cast doubt upon this theory and other litigation challenges the ability of assignees to utilize a bank’s exportation authority as an assignee of the bank’s loans.
Loan Origination
The Fund may also seek to originate loans, including, without limitation, residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to corporations and/or other legal entities and individuals, including non-U.S. entities and individuals. Such borrowers may have credit ratings that are determined by one or more NRSROs or PIMCO to be below investment grade. The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law, and only to the extent consistent with the Fund’s intention to qualify as a RIC.
Direct loans between the Fund and a borrower may not be administered by an underwriter or agent bank. The Fund may provide financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with the Fund. The terms of the direct loans, including the duration of the loan, are negotiated with borrowers in private transactions and the Fund is not limited in the size of loans it may originate, including with respect to a single borrower, other than pursuant to any applicable law. A direct loan may be secured or unsecured. The Fund will retain all fees received in connection with originating or structuring the terms of any such investment.

In determining whether to make a direct loan, the Fund will rely primarily upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan.
When engaging in direct lending, the Fund's performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will often compete with a broad spectrum of lenders. Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on and/or less advantageous terms of such loans, which could reduce Fund performance.
As part of its lending activities, the Fund may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings or that are rated “below investment grade” by a national recognized ratings agency. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. Different types of assets may be used as collateral for the Fund's loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund's loans or the prospects for a successful repayment or a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan.
Various state licensing requirements could apply to the Fund with respect to the origination, acquisition, holding, servicing, foreclosure and/or disposition of loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the Fund or PIMCO operates or has offices. In states in which it is licensed, the Fund or PIMCO will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s or PIMCO’s ability to take certain actions to protect the value of its holdings in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s or PIMCO’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest.
Bridge loans are generally made with the expectation that the borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk. A borrower's use of bridge loans also involves the risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower's perceived creditworthiness.
Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its holdings.
In addition to laws governing the activities of lenders and servicers, certain states may require, or may in the future require, purchasers or holders of certain loans, including residential mortgage loans and unsecured consumer loans, to be licensed or registered in order to purchase, hold or foreclose such loans, or, in certain states, to collect a rate of interest above a specified rate. To the extent required or determined to be necessary or advisable by the Fund, the Fund will take appropriate steps intended to address any applicable state licensing requirements, which may include acquiring and holding such loans through structures designed to preempt state licensing laws, in order to pursue its objective and strategies. To the extent the Fund (or its direct or indirect fully-owned Subsidiary) obtains licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities, which may have an adverse effect on its results or operations.
Risk Retention Investments
The Fund may invest in risk retention tranches of commercial mortgage-backed securities (“CMBS”) or other eligible securitizations, if any (“risk retention tranches”), which are eligible residual interests held by the sponsors of such securitizations pursuant to the final rules implementing the credit risk retention requirements of Section 941 of the Dodd-Frank Act (the “Risk Retention Rules”). In the case of CMBS transactions, for example, the U.S. Risk Retention Rules permit all or a portion of the retained credit risk associated with certain securitizations (i.e., retained risk) to be held by an unaffiliated “third party purchaser,” such as the Fund, if, among other requirements, the third-party purchaser holds its retained interest, unhedged, for at least five years following the closing of the CMBS transaction, after which it is entitled to transfer its interest in the securitization to another person that meets the requirements for a third-party purchaser. Even after the required holding period has expired, due to the generally illiquid nature of such investments, no assurance can be given as to what, if any, exit strategies will ultimately be available for any given position.
In addition, there is limited guidance on the application of the final Risk Retention Rules to specific securitization structures. There can be no assurance that the applicable federal agencies charged with the implementation of the final Risk Retention Rules (the Federal Deposit Insurance Corporation, the Comptroller of the Currency, the Federal Reserve Board, the SEC, the Department of Housing and Urban Development and the Federal Housing Finance Agency) could not take positions in the future that differ from the interpretation of such rules taken or embodied in such securitizations, or that the final Risk Retention Rules will not change.
Furthermore, in situations where the Fund invests in risk retention tranches of securitizations structured by third parties, the Fund may be required to execute one or more letters or other agreements, the exact form and nature of which will vary (each, a “Risk Retention Agreement”) under which it will make certain undertakings designed to ensure such securitization complies with the final U.S. Risk Retention Rules. Such Risk Retention Agreements may include a variety of representations, warranties, covenants and other indemnities, each of which may run to various transaction parties. If the Fund breaches any undertakings in any Risk Retention Agreement, it will be exposed to claims by the other parties thereto, including for any losses incurred as a result of such breach.
Alternative Lending ABS
The Fund may invest, either directly or indirectly through its wholly-owned Subsidiaries, in shares, certificates, notes or other securities issued by a special purpose entity (“SPE”) sponsored by an alternative lending platform or its affiliates (the “Sponsor”) that represent the right to receive principal and interest payments due on pools of whole loans or fractions of whole loans, which may (but may not) be issued by the Sponsor, held by the SPE (“Alt Lending ABS”). Alternative lending, which may include or sometimes be referred to as peer-to-peer lending, online lending or marketplace lending, is a method of financing in which an alternative lending platform (i.e., an online lending marketplace or lender that is not a traditional lender, such as a bank) facilitates the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional debt financing done through a bank. There are several different models of alternative lending but, very generally, a platform typically matches consumers, small or medium-sized businesses or other types of borrowers with investors that are interested in gaining investment exposure to the loans made to such borrowers. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, employment information, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. Often, platforms charge fees to borrowers to cover these screening and administrative costs. Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Platforms then post the borrowing requests online and investors may choose among the loans, based on the interest rates the loans are expected to yield less any servicing or origination fees charged by the platform or others involved in the lending arrangement, the background data provided on the borrowers and the credit rating assigned by the platform. In some cases, a platform partners with a bank to originate a loan to a borrower, after which the bank sells the loan to the platform or directly to the investor; alternatively, some platforms may originate loans themselves. Some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.
Platforms may set minimum eligibility standards for borrowers to participate in alternative lending arrangements and may limit the maximum permitted borrowings. Depending on the purpose and nature of the loan, its term may, for example, be as short as six months or shorter, or as long as thirty years or longer.
Privacy and Data Security Laws
The Gramm-Leach-Bliley Act (“GLBA”) and other laws limit the disclosure of certain non-public personal information about a consumer to non-affiliated third parties and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with both affiliates and non-affiliated third parties. Many states and a number of non-U.S. jurisdictions have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other laws deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the U.S. Federal Trade Commission and SEC implement GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. U.S. platforms following certain models generally are required to have privacy policies that conform to these GLBA and other requirements. In addition, such platforms typically have policies and procedures intended to maintain platform participants’ personal information securely and dispose of it properly.
The Fund generally does not intend to obtain or hold borrowers’ non-public personal information, and the Fund intends to implement procedures designed to prevent the disclosure of borrowers’ non-public personal information to the Fund. However, service providers to the Fund or its direct or indirect fully-owned Subsidiaries, including their custodians and the platforms acting as loan servicers for the Fund or its direct or indirect fully-owned Subsidiaries, may obtain, hold or process such information. The Fund cannot guarantee the security of non-public personal information in the possession of such a service provider and cannot guarantee that service providers have been and will continue to comply with GLBA, other data security and privacy laws and any other related regulatory requirements. Violations of GLBA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. The Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.
Senior Loans
To the extent the Fund invests in loans, the Fund may be subject to greater levels of credit risk, call (or “prepayment”) risk, settlement risk and liquidity risk, than funds that do not invest in such securities. These instruments are considered predominantly speculative with respect to an issuer’s continuing ability to make principal and interest payments, and may be more volatile than other types of securities. An economic downturn or individual corporate developments could adversely affect the market for these instruments and reduce the Fund’s ability to sell these instruments at an advantageous time or price. An economic downturn would generally lead to a higher non-payment rate, and a loan may lose significant market value before a default occurs. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in loans. In addition, the loans in which the Fund invests may not be listed on any exchange and a secondary market for such loans may be comparatively less liquid relative to markets for other more liquid fixed-income securities. Consequently, transactions in loans may involve greater costs than transactions in more actively traded securities. In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing and conducting diligence, negotiating, structuring and servicing a loan transaction, and/or providing other services in connection therewith. Furthermore, the Fund may incur such costs in connection with loan transactions that are pursued by the Fund but not ultimately consummated (so-called “broken deal costs”).

Restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make loans difficult to value accurately or sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for the loans and/or may result in the Fund not receiving the proceeds from a sale of a loan for an extended period after such sale, each of which could result in losses to the Fund. Loans may have extended trade settlement periods, which may result in cash not being immediately available to the Fund. As a result, transactions in loans that settle on a delayed basis may limit the Fund’s ability to make additional investments or satisfy the Fund’s repurchase obligations. The Fund may seek to satisfy any short-term liquidity needs resulting from an extended trade settlement process by, among other things, selling portfolio assets, holding additional cash or entering into temporary borrowing arrangements with banks and other potential funding sources. If an issuer of a loan prepays or redeems the loan prior to maturity, the Fund may have to reinvest the proceeds in other loans or similar instruments that may pay lower interest rates. Loans in which the Fund invests may or may not be collateralized, although the loans may not be fully collateralized and the collateral may be unavailable or insufficient to meet the obligations of the borrower. The Fund may have limited rights to exercise remedies against such collateral or a borrower, and loan agreements may impose certain procedures that delay receipt of the proceeds of collateral or require the Fund to act collectively with other creditors to exercise its rights with respect to a loan. Loans may not be considered securities under the federal securities laws. In such circumstances, fewer legal protections may be available with respect to the Fund’s investment in loans. In particular, if a loan is not considered a security under the federal securities laws, certain legal protections normally available to securities investors under the federal securities laws, such as those against fraud and misrepresentation, may not be available. Because of the risks involved in investing in loans, an investment in the Fund that invests in such instruments should be considered speculative.
Loans that are covenant-lite obligations contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. Covenant-lite loans carry a risk that the borrower could transfer or encumber its assets, which could reduce the amount of assets that can be used to satisfy debts and result in losses for debtholders. Covenant-lite obligations may carry more risk than traditional loans as they allow borrowers to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite obligations may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default. The Fund may have a greater risk of loss on investments in covenant-lite obligations as compared to investments in traditional loans.
Secondary trades of loans may have extended settlement periods. Any settlement of a secondary market purchase of loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par/near par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) is subject to the “delayed compensation” rules prescribed by the Loan Syndications and Trading Association (“LSTA”) and addressed in the LSTA’s standard loan documentation for par/near par trades and for distressed trades. “Delayed compensation” is a pricing adjustment comprised of certain interest and fees, which is payable between the parties to a secondary loan trade. The LSTA introduced a requirements-based rules program in order to incentivize shorter settlement times for secondary transactions and discourage certain delay tactics that create friction in the loan syndications market by, among other things, mandating that the buyer of a loan satisfy certain “basic requirements” as prescribed by the LSTA no later than T+5 in order for the buyer to receive the benefit of interest and other fees accruing on the purchased loan from and after T+7 for par/near par loans (for distressed trades, T+20) until the settlement date, subject to certain specific exceptions. These “basic requirements” generally require a buyer to execute the required trade documentation and to be, and remain, financially able to settle the trade no later than T+7 for par/near par loans (and T+20 for distressed trades). In addition, buyers are required to fund the purchase price for a secondary trade upon receiving notice from the agent of the effectiveness of the trade in the agent’s loan register. The Fund, as a buyer of a loan in the secondary market, would need to meet these “basic requirements” or risk forfeiting all or some portion of the interest and other fees accruing on the loan from and after T+7 for par/near par loans (for distressed trades, T+20) until the settlement date. The “delayed compensation” mechanism does not mitigate the other risks of delayed settlement or other risks associated with investments in loans.
Investors should be aware that the Fund’s investment in a loan may result in the Fund or PIMCO receiving information about the issuer that may be deemed material, non-public information. Under such circumstances, the Fund’s investment opportunities may be limited, as trading in securities of such issuer may be restricted. Additionally, PIMCO may seek to avoid receiving material, non-public information about issuers of loans. As a result, PIMCO may forgo certain investment opportunities or be disadvantaged as compared to other investors that do not restrict information that they receive from loan issuers.
Second Lien or Other Subordinated (Mezzanine) or Unsecured Loans or Debt. The Fund may invest in unsecured loans and subordinated or mezzanine obligations including second and lower lien loans and the mezzanine and equity (or “first loss”) tranches of CLO issues. In addition to the risks described above, second lien or other subordinated (mezzanine) or unsecured loans or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because second lien or other subordinated (mezzanine) or unsecured loans or debt are subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second lien or subordinated loans or debt, both secured and unsecured, may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans and subordinated loans or debt, both secured and unsecured, which would create greater credit risk exposure. Second lien or other subordinated or unsecured loans or debt of below investment grade quality share risks similar to those associated with investments in other below investment grade securities and obligations.
Delayed Draw and Delayed Funding Loans and Revolving Credit Facilities
The Fund may also enter into, or acquire participations in, delayed draw and delayed funding loans and revolving credit facilities. Delayed draw and delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed draw and delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed draw and delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring the Fund to increase its investment in an issuer at a time when it might not otherwise decide to do so (including at a time when the issuer’s financial condition makes it unlikely that such amounts will be repaid).
The Fund may invest in delayed draw and delayed funding loans and revolving credit facilities with credit quality comparable to that of issuers of its securities investments. Delayed draw and delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. For a further discussion of the risks involved in investing in loan participations and other forms of direct indebtedness see “Loans and Other Indebtedness; Loan Acquisitions, Participations and Assignments.” Participation interests in revolving credit facilities will be subject to the limitations discussed in “Loans and Other Indebtedness, Loan Acquisitions, Participations and Assignments.” Delayed draw and delayed funding loans and revolving credit facilities are considered to be debt obligations for purposes of the Fund’s investment restriction relating to the lending of funds or assets by the Fund.
Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities
The Fund may invest directly or indirectly in zero-coupon securities, “step-ups” and PIKs. Zero-coupon securities are debt obligations that do not entitle the holder to any periodic payments of interest either for the entire life of the obligation or for an initial period after the issuance of the obligations. Like zero-coupon bonds, “step-up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. PIKs are debt obligations that pay “interest” in the form of other debt obligations instead of cash. Each of these instruments is normally issued and traded at a deep discount from face value. The amount of the discount varies depending on such factors as the time remaining until maturity of the securities, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. The market prices of zero-coupon bonds, step-ups and PIKs generally are more volatile than the market prices of debt instruments that pay interest currently and in cash and are likely to respond to changes in interest rates to a greater degree than do other types of securities having similar maturities and credit quality.
In order to satisfy a requirement for qualification as a RIC under the Code, an investment company, such as the Fund, must distribute each year at least 90% of its net investment income, including the original issue discount

(“OID”) accrued on zero-coupon bonds, step-ups and PIKs. Because the Fund will not, on a current basis, receive cash payments from the issuer of these securities in respect of any accrued OID, in some years, the Fund may have to sell other portfolio holdings in order to obtain cash to satisfy the distribution requirements under the Code even though investment considerations might otherwise make it undesirable for the Fund to sell securities at such time. Under many market conditions, investments in zero-coupon bonds, step-ups and PIKs may be illiquid, making it difficult for the Fund to dispose of them or determine their current value.
Variable and Floating Rate Securities
Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. The terms of such obligations must provide that interest rates are adjusted periodically based upon an interest rate adjustment index as provided in the respective obligations. The adjustment intervals may be regular, and range from daily up to annually, or may be event based, such as based on a change in the prime rate.
The Fund may invest in floating rate debt instruments, including variable and floating rate loans. Variable and floating rate securities are securities that pay interest at rates that adjust whenever a specified interest rate changes, float at a fixed margin above a generally recognized base lending rate and/or reset or are redetermined (e.g., pursuant to an auction) on specified dates (such as the last day of a month or calendar quarter). These instruments may include, without limitation, variable-rate preferred securities, bank loans, money market instruments and certain types of mortgage-backed and other asset-backed instruments. Due to their variable- or floating-rate features, these instruments will generally pay higher levels of income in a rising interest rate environment and lower levels of income as interest rates decline. For the same reason, the market value of a variable- or floating-rate instrument is generally expected to have less sensitivity to fluctuations in market interest rates than a fixed-rate instrument, although the value of a floating-rate instrument may nonetheless decline as interest rates rise and due to other factors, such as changes in credit quality.
The Fund may invest in floating rate debt instruments (“floaters”) and engage in credit spread trades. The interest rate on a floater is a variable rate which is tied to another interest rate, such as a money-market index or U.S. Treasury bill rate. The interest rate on a floater resets periodically, typically every six months. While, because of the interest rate reset feature, floaters provide the Fund with a certain degree of protection against rises in interest rates, the Fund will participate in any declines in interest rates as well. A credit spread trade is an investment position relating to a difference in the prices or interest rates of two securities or currencies where the value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities or currencies.
The Fund may also invest without limit in inverse floating rate debt instruments (“inverse floaters”). The interest rate on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may exhibit greater price volatility than a fixed rate obligation of similar credit quality. See “Mortgage-Related and Other Asset-Backed Instruments” above. The Fund’s investments in variable- and floating-rate securities may require the Fund to accrue and distribute income not yet received. As a result, in order to generate cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio that it would otherwise have continued to hold. See “Taxation.”
The Fund may invest in residual interest bonds. The term “residual interest bonds” generally includes TOB trust residual interest certificates and instruments designed to receive residual interest payments or other excess cash flows from collateral pools once other interest holders and expenses have been paid.
Inflation-Indexed Bonds
The Fund may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond. Many other issuers pay out the Consumer Price Index accruals as part of a semiannual coupon.
Inflation-indexed securities issued by the U.S. Treasury have maturities of approximately five, ten or thirty years, although it is possible that securities with other maturities will be issued in the future. The U.S. Treasury securities pay interest on a semi-annual basis equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semi-annually), and the rate of inflation over the first six months was 1%, the mid-year par value of the bond would be $1,010 and the first semi-annual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole year’s inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semi-annual interest payment would be $15.45 ($1,030 times 1.5%).
If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of a U.S. Treasury inflation-indexed bond, even during a period of deflation, although the inflation-adjusted principal received could be less than the inflation-adjusted principal that had accrued to the bond at the time of purchase. However, the current market value of the bonds is not guaranteed and will fluctuate. The Fund may also invest in other inflation-related bonds which may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal amount.
The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if inflation were to rise at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds.
While these securities are expected to provide protection from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.
The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for All Urban Consumers (“CPI-U”), which is not seasonally adjusted and which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-indexed bonds issued by a foreign (non-U.S.) government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or any foreign (non-U.S.) inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign (non-U.S.) country will be correlated to the rate of inflation in the United States.
Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity. As a result, in order to generate cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio that it would otherwise have continued to hold. See “Taxation.”
Event-Linked Bonds
The Fund may obtain event-linked exposure by investing in or gaining exposure to reinsurance contracts (through sidecars or otherwise), “event-linked bonds,” or “event-linked swaps,” or by implementing “event-linked strategies.” Event-linked exposure results in gains that typically are contingent on the non-occurrence of a specific “trigger” event, such as a hurricane, earthquake or other physical or weather-related phenomena. Some event-linked bonds are commonly referred to as “catastrophe bonds.” They may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities (such special purpose entities are created to accomplish a narrow and well-defined objective, such as the issuance of a note in connection with a reinsurance transaction). If a trigger event causes losses exceeding a specific amount in the geographic region and time period specified in a bond or other instruments, the Fund may lose a portion or all of its principal invested in the bond or other instruments. If no trigger event occurs or losses for the event are less than projected, the Fund will recover its principal plus interest and/or make a positive return on its investment. For some event-linked bonds or other instruments, the trigger event or losses may be based on company-wide losses, index-portfolio losses, industry indices or readings of scientific instruments rather than specified actual losses. Often the event-linked bonds or other instruments provide for extensions of maturity that are mandatory, or optional at the discretion of the issuer, in order to process and audit loss claims in those cases where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. The Fund may also invest in reinsurance contracts (through insurance-linked securities, sidecars or otherwise). This may include “excess of loss” contracts, wherein the reinsurer accepts liability only if and when losses exceed a specified amount, and proportional reinsurance, wherein the reinsurer accepts a pro rata portion of the premiums and liabilities of the cedant associated with a specified business or a portfolio of insurance contracts are linked to the Fund's investment. Reinsurance transactions may involve significant insurance brokerage fees, fronting fees and other transaction costs. In addition to the specified trigger events, event-linked bonds also may expose the Fund to certain unanticipated risks including but not limited to issuer risk, credit risk, counterparty risk, adverse regulatory or jurisdictional interpretations and adverse tax consequences.
There can be no assurance that a liquid market will develop for event-linked bonds. Lack of a liquid market may impose the risk of higher transaction costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so. Event-linked bonds are typically rated, and the Fund will only invest in event-linked bonds that meet the credit quality requirements for the Fund.
Commodities
The Fund may purchase or sell derivatives, securities or other instruments that provide exposure to commodities. The Fund’s investments in commodities-related instruments may subject the Fund to greater volatility than investments in traditional securities. The value of commodity-related instruments may be affected by changes in overall market movements, foreign currency exchange rates, commodity index volatility, changes in interest rates, or supply and demand factors affecting a particular industry or commodity market, such as drought, floods, weather, livestock disease, pandemics and public health emergencies, embargoes, taxation, war, terrorism, cyber hacking, economic and political developments, environmental proceedings, tariffs, changes in storage costs, availability of transportation systems and international economic, political and regulatory developments. An unexpected surplus of a commodity caused by one of the aforementioned factors, for example, may cause a significant decrease in the value of the commodity (and a decrease in the value of any investments directly correlated to the commodity). Conversely, an unexpected shortage of a commodity caused by one of the aforementioned factors may cause a significant increase in the value of the commodity (and a decrease in the value of any investments inversely correlated to that commodity). The commodity markets are subject to temporary distortions and other disruptions due to, among other factors, lack of liquidity, the participation of speculators, and government regulation and other actions.
The Fund may focus its commodity-related investments in a particular sector of the commodities market (such as gold, oil, metal, carbon or agricultural products). As a result, to the extent the Fund focuses its investments in a particular sector of the commodities market, the Fund may be more susceptible to risks associated with those sectors, including the risk of loss due to adverse economic, business or political developments affecting a particular sector. See “Derivative Instruments” below for a more detailed discussion of risks related to commodities, including additional discussion of commodity-related derivative instruments.
Derivative Instruments
The Fund may, but is not required to, utilize various derivative strategies (both long and short positions) involving the purchase or sale of futures and forward contracts (including foreign currency exchange contracts), call and put options, credit default swaps, total return swaps, basis swaps and other swap agreements and other derivative instruments for investment purposes, leveraging purposes or in an attempt to hedge against market, credit, interest rate, currency and other risks in the portfolio.
Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index and may relate to, among other things, stocks, bonds, interest rates, currencies or currency exchange rates, commodities, related indexes and other assets. The following describes certain derivative instruments and products in which the Fund may invest and risks associated therewith. The derivatives market is always changing and the Fund may invest in derivatives other than those shown below.
In pursuing its investment objective, the Fund may, to the extent permitted by its investment objective and policies, purchase and sell (write) both put options and call options on securities, swap agreements, recovery locks, securities indexes, commodity indexes, foreign currencies, and other instruments and enter into interest rate, foreign currency, index and commodity futures contracts and purchase and sell options on such futures contracts (“futures options”) for hedging purposes, to seek to replicate the composition and performance (or inverse performance) of a particular index, or as part of its overall investment strategies, and enter into other types of instruments under which the Fund is or may be required to make payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination. The Fund also may purchase and sell foreign currency options for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. The Fund also may enter into swap agreements with respect to interest rates, commodities, indexes of securities or commodities and, to the extent it may invest in foreign currency-denominated securities, may enter into swap agreements with respect to foreign currencies. The Fund may invest in structured notes and enter into transactions involving other similar instruments as discussed herein. All of these transactions are referred to collectively herein as “derivatives”. If other types of financial instruments, including other types of options, futures contracts, or futures options are traded in the future, the Fund also may use those instruments, provided that their use is consistent with the Fund’s investment objective.
The value of some derivative instruments in which the Fund invests may be particularly sensitive to changes in prevailing interest rates, and, like the other investments of the Fund, the ability of the Fund to successfully utilize these instruments may depend in part upon the ability of PIMCO to forecast interest rates and other economic factors correctly. If PIMCO incorrectly forecasts such factors and has taken positions in derivative instruments contrary to prevailing market trends, the Fund could be exposed to additional, unforeseen risks, including the risk of loss. The Fund might not employ any of the strategies described herein, and no assurance can be given that any strategy used will succeed. Like most other investments, derivatives are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund's interest. If PIMCO incorrectly forecasts interest rates, market values or other economic factors in using a derivatives strategy for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. Also, suitable derivatives transactions may not be available in all circumstances. Further, the usage of derivatives is subject to basis risk, which exists when the price of a derivative position diverges from the price of its underlying instruments, and/or there is a mismatch between an asset and the derivative’s reference asset, which may result in losses to the Fund. Because many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate or index could result in a loss substantially greater than the amount invested in the derivative itself. The use of certain derivatives involves the risk that a loss may be sustained as a result of the failure of another party (usually referred to as a “counterparty”) to make required payments or otherwise comply with the contract's terms. Counterparty risk also includes the risks of having concentrated exposure to a counterparty. Using derivatives is also subject to operational and legal risks. Operational risk generally refers to risk related to potential operational issues, including documentation issues, settlement issues, systems failures, inadequate controls, and human error. Legal risk generally refers to insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in related investments or otherwise. This is due in part to liquidity risk which refers to the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable or the possible need to sell a portfolio security at a disadvantageous time and the possible inability of the Fund to close out or to liquidate its derivatives positions. Liquidity risk also refers to the risk that the Fund may be required to hold additional cash or sell other investments in order to obtain cash to close out derivatives to meet the liquidity demands that derivatives can create to make payments of margin, collateral or settlement payments to counterparties. The Fund may have to sell a security at a disadvantageous time or price to meet such obligations. In addition, the Fund’s use of such instruments may cause the Fund to realize higher amounts of short-term capital gains (generally taxed upon distribution at ordinary income tax rates) than if it had not used such instruments. If the Fund gains exposure to an asset class using derivative instruments backed by a collateral portfolio of fixed income instruments, changes in the value of the fixed income instruments may result in greater or lesser exposure to that asset class than would have resulted from a direct investment in securities comprising that asset class. The Fund may invest in derivatives to the extent permitted by the 1940 Act and the rules and interpretations thereunder and other federal securities laws.
Participation in the markets for derivative instruments involves investment risks and transaction costs to which the Fund may not be subject absent the use of these strategies. The skills needed to successfully execute derivative strategies may be different from those needed for other types of transactions. If the Fund incorrectly forecasts the value and/or creditworthiness of securities, currencies, interest rates, counterparties or other economic factors involved in a derivative transaction, the Fund might have been in a better position if the Fund had not entered into such derivative transaction. In evaluating the risks and contractual obligations associated with particular derivative instruments, it is important to consider that certain derivative transactions may be modified or terminated only by mutual consent of the Fund and its counterparty and certain derivative transactions may be terminated by the counterparty or the Fund, as the case may be, upon the occurrence of certain Fund-related or counterparty-related events, which may result in losses or gains to the Fund based on the market value of the derivative transactions entered into between the Fund and the counterparty. In addition, such early terminations may result in taxable events and accelerate gain or loss recognition for tax purposes. It may not be possible for the Fund to modify, terminate, or offset the Fund’s obligations or the Fund’s exposure to the risks associated with a derivative transaction prior to its termination or maturity date, which may create a possibility of increased volatility and/or decreased liquidity to the Fund. Upon the expiration or termination of a particular contract, the Fund may wish to retain the Fund's position in the derivative instrument by entering into a similar contract, but may be unable to do so if the counterparty to the original contract is unwilling or unable to enter into the new contract and no other appropriate counterparty can be found, which could cause the Fund not to be able to maintain certain desired investment exposures or not to be able to hedge other investment positions or risks, which could cause losses to the Fund. Furthermore, after such an expiration or termination of a particular contract, the Fund may have fewer counterparties with which to engage in additional derivative transactions, which could lead to potentially greater counterparty risk exposure to one or more counterparties and which could increase the cost of entering into certain derivatives. In such cases, the Fund may lose money.
As noted elsewhere, the Fund may, to the extent permitted by its investment objective(s) and policies, write (sell) derivatives contracts or otherwise become an obligor under a derivative transaction. These transactions may produce current income in the form of premiums or other returns for the Fund (which may support, constitute and/or increase the distributions paid by, or the yield of, the Fund) but create the risk of losses that can significantly exceed such current income or other returns. For example, the premium received for writing a put option may be dwarfed by the losses the Fund may incur if the put option is exercised, and derivative transactions where the Fund is an obligor can produce an up-front benefit, but the potential for leveraged losses. The distributions, or distribution rate, paid by the Fund should not be viewed as the total returns or overall performance of the Fund. These strategies may also produce adverse tax consequences (for example, the Fund’s income and gain-generating strategies may generate current income and gains taxable as ordinary income), as discussed further below, and limit the Fund’s opportunity to profit or otherwise benefit from certain gains. The Fund may enter into opposing derivative transactions, or otherwise take opposing positions. Such transactions can generate distributable gains (which, as noted elsewhere, may be taxed as ordinary income) and create the risk of losses and net asset value (“NAV”) declines.
The Fund may engage in investment strategies, including the use of derivatives, to, among other things, seek to generate current, distributable income without regard to possible declines in the Fund’s net asset value. The Fund’s income and gain-generating strategies, including certain derivatives strategies, may generate current, distributable income, even if such strategies could potentially result in declines in the Fund's net asset value. The Fund's income and gain-generating strategies, including certain derivative strategies, may generate current income and gains taxable as ordinary income sufficient to support distributions, even in situations when the Fund has experienced a decline in net assets due to, for example, adverse changes in the broad U.S. or non-U.S. securities markets or the Fund’s portfolio investments, or arising from its use of derivatives. Consequently, shareholders may receive distributions subject to tax at ordinary income rates at a time when their investment in the Fund has declined in value, which may be economically similar to a taxable return of capital.
The tax treatment of certain derivatives may be open to different interpretations. Any recharacterization of payments made or received by the Fund pursuant to derivatives potentially could affect the amount, timing or characterization of Fund distributions. In addition, the tax treatment of such investment strategies may be changed by regulation or otherwise. Also, suitable derivative and/or hedging transactions may not be available in all circumstances, and there can be no assurance that the Fund will be able to identify or employ a desirable derivative and/or hedging transaction at any time or from time to time or, if a strategy is used, that it will be successful.
The Fund may sell call or put options in return for a premium or purchase call or put options by paying a premium. The premium received by the Fund would not be included in the Fund’s income at the time of receipt. The premium paid by the Fund would be a non-deductible capital expenditure. If a call option sold by the Fund or a put option purchased by the Fund were to be exercised, the Fund could realize a gain or loss. If a call option purchased by the Fund or a put option sold by the Fund were to be exercised, the Fund’s basis in the optioned instrument would be adjusted by the premium. If a call or put option were to lapse, the premium would be treated as a capital gain or loss. A call or put option may constitute a “straddle” for U.S. federal tax purposes and therefore be subject to the straddle rules described above.

Options on Securities and Indexes. The Fund may, to the extent specified herein or in the Prospectus, purchase and sell both put and call options on equity, fixed income or other securities (including securities to be purchased in when-issued, delayed delivery and forward commitment transactions) or indexes in standardized contracts traded on foreign or domestic securities exchanges, boards of trade, or similar entities, or quoted on the National Association of Securities Dealers Automated Quotations (“NASDAQ”) System or on an OTC market, and agreements, sometimes called cash puts, which may accompany the purchase of a new issue of bonds from a dealer. Among other reasons, the Fund may purchase put options to protect holdings in an underlying or related security against a decline in market value, and may purchase call options to protect against increases in the prices of securities it intends to purchase pending its ability to invest in such securities in an orderly manner.
An option on a security (or index) is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option (or the cash value of an option that is on an index or cash-settled) at a specified exercise price, often at any time during the term of the option for American options or only at expiration for European options. The writer of an option on a security that requires physical delivery has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price (in the case of a call) or to pay the exercise price upon delivery of the underlying security (in the case of a put). Certain put options written by the Fund, which counterparties may use as a source of liquidity, may be structured to have an exercise price that is less than the market value of the underlying securities that would be received by the Fund. Upon exercise, the writer of an option on an index or a cash-settled option on a security is obligated to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the option. An index is designed to reflect features of a particular financial or securities market, a specific group of financial instruments or securities, or certain economic indicators.
The Fund may write calls and/or puts on instruments the Fund owns or otherwise has exposure to (covered calls or covered puts) or write calls and/or puts on instruments to which the Fund has no exposure (naked calls or naked puts) in return for a premium. Under a call or put writing strategy (either directly or indirectly through an asset-linked note), the Fund typically would expect to receive cash (or a premium) for having written (sold) a call or put option, which enables a purchaser of the call to buy from (or the purchaser of the put to sell to) the Fund the asset on which the option is written at a certain price within a specified time frame. Writing call or put options will limit the Fund’s opportunity to profit from an increase in the market value and other returns of the underlying asset to the exercise price (plus the premium received). In particular, this will mean that the Fund’s maximum potential gain via a covered call or put will generally be expected to be the premium received from writing a covered call or put option plus the difference between any lower price at which the Fund acquired exposure to the applicable underlying asset and any higher price at which a purchaser of the call or put option may exercise the call or put option. Therefore, covered calls and covered puts can result in losses and detract from the Fund’s total returns even though the call or put options produce premiums and may initially produce gain and cash flow to the Fund (and therefore Fund distributions) for having written the call or put options. The Fund’s maximum potential gain via a naked call or put will generally be expected to be limited to the premium received from writing a naked call or put option. Buying a call option or put option will generally involve the Fund paying a premium on the option, which may detract from returns and may not limit losses. The Fund may lose the initial amount invested in the call option or put option. Basis risk exists when the price of a derivative position diverges from the price of the underlying instruments, and/or there is a mismatch between an asset and the derivative’s reference asset, which may result in excess losses to the Fund. Under certain market conditions, it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity.
If an option written by the Fund expires unexercised, the Fund realizes a capital gain equal to the premium received at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security or index, exercise price, and expiration). There can be no assurance, however, that a closing purchase or sale transaction can be effected when the Fund desires. In addition, the Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. Prior to the exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series.
The Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option, or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security or index in relation to the exercise price of the option, the volatility of the underlying security or index, and the time remaining until the expiration date.
The premium paid for a put or call option purchased by the Fund is an asset of the Fund. The premium received for an option written by the Fund is recorded as a deferred credit. The value of an option purchased or written is marked-to-market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or no closing price is available, at the mean between the last bid and ask prices.
The Fund may write straddles consisting of a combination of a call and a put written on the same underlying security.
OTC Options. Pursuant to policies adopted by the Fund’s Board, purchased OTC options and the assets used as cover for OTC options written by the Fund may be treated as liquid.
Risks Associated with Options on Securities and Indexes. There are several risks associated with transactions in options on securities and on indexes. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.
The writer of an American option often has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. To the extent the Fund writes a put option, the Fund has assumed the obligation during the option period to purchase the underlying investment from the put buyer at the option’s exercise price if the put buyer exercises its option, regardless of whether the value of the underlying investment falls below the exercise price. This means that the Fund that writes a put option may be required to take delivery of the underlying investment and make payment for such investment at the exercise price. This may result in losses to the Fund and may result in the Fund holding the underlying investment for some period of time when it is disadvantageous to do so. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security.
There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.
If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it has purchased. Movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund’s securities during the period the option was outstanding.
To the extent that the Fund writes a call option on a security it holds in its portfolio, the Fund has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying security above the exercise price during the option period, but, as long as its obligation under such call option continues, has retained the risk of loss should the price of the underlying security decline.
Foreign Currency Options. To the extent the Fund invests in foreign currency-denominated securities, it may buy or sell put and call options on foreign currencies. In addition, the Fund may buy or sell put and call options on foreign currencies either on exchanges or in the OTC market. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options. OTC options differ from exchange-traded options in that they are bilateral contracts with price and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-traded options. Under definitions adopted by the CFTC and SEC, many foreign currency options are considered swaps for certain purposes, including determination of whether such instruments are subject to a trade execution and clearing requirement as discussed further in “Risks of Potential Government Regulation of Derivatives.”
Futures Contracts and Options on Futures Contracts. A futures contract is an agreement to buy or sell a security or other asset for a set price on a future date. These contracts are traded on exchanges, so that, in most cases, a party can close out its position on the exchange for cash, without delivering the underlying security or other underlying asset. An option on a futures contract gives the holder of the option the right to buy or sell a position in a futures contract from or to the writer of the option, at a specified price and on or before a specified expiration date. The Fund may invest in futures or options on futures with respect to interest rates, foreign currencies, securities or commodity indexes. The Fund may invest in foreign exchange futures contracts and options thereon (“futures options”) that are traded on a U.S. or foreign exchange or board of trade, or similar entity, or quoted on an automated quotation system as an adjunct to their securities activities. In addition, the Fund may purchase and sell futures contracts on various securities indexes (“Index Futures”) and related options for hedging purposes and for investment purposes. The Fund’s purchase and sale of Index Futures is limited to contracts and exchanges which have been approved by the CFTC. Through the use of Index Futures and related options, the Fund may diversify risk in its portfolio without incurring the substantial brokerage costs which may be associated with investment in the securities of multiple issuers. The Fund may also avoid potential market and liquidity problems which may result from increases in positions already held by the Fund.
An interest rate, commodity, foreign currency or index futures contract provides for the future sale or purchase of a specified quantity of a financial instrument, commodity, foreign currency or the cash value of an index at a specified price and time. A futures contract on an index is an agreement pursuant to which a party agrees to pay or receive an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of an index might be a function of the value of certain specified securities, no physical delivery of these securities is made.
A public market exists in futures contracts covering a number of indexes as well as financial instruments and foreign currencies. It is expected that other futures contracts will be developed and traded in the future. Certain futures contracts on indexes, financial instruments or foreign currencies may represent new investment products that lack performance track records.
The Fund might use financial futures contracts to hedge against anticipated changes in interest rates that might adversely affect either the value of the Fund’s securities or the price of the securities which the Fund intends to purchase. The Fund’s hedging activities may include sales of futures contracts as an offset against the effect of expected increases in interest rates, and purchases of futures contracts as an offset against the effect of expected declines in interest rates. Although other techniques could be used to reduce the Fund’s exposure to interest rate fluctuations, the Fund may be able to hedge its exposure more effectively and perhaps at a lower cost by using futures contracts and futures options.
The Fund may also invest in commodity futures contracts and options thereon. A commodity futures contract is an agreement to buy or sell a commodity, such as an energy, agricultural, metal or carbon commodity at a later date at a price and quantity agreed-upon when the contract is bought or sold.
The Fund may purchase and write call options on futures or put options on futures. Futures options possess many of the same characteristics as options on securities and indexes (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.

Limitations on Use of Futures and Futures Options. When a purchase or sale of a futures contract is made by the Fund, the Fund is required to deposit with its custodian a specified amount of assets determined to be liquid by PIMCO (“initial margin”). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. Margin requirements on foreign exchanges may be different than U.S. exchanges. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract which is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. The Fund expects to earn interest income on its initial margin deposits. A futures contract held by the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called “variation margin,” equal to the daily change in value of the futures contract. This process is known as “marking to market.” Variation margin does not represent a borrowing or loan by the Fund but is instead a settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing daily net asset value, the Fund will mark-to-market its open futures positions.
The Fund is also required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option, and other futures positions held by the Fund.
Customer account agreements and related addenda govern cleared derivatives transactions such as futures, options on futures, and cleared OTC derivatives. Such transactions require posting of initial margin as determined by each relevant clearing agency which is segregated in an account at a futures commission merchant (“FCM”) registered with the CFTC. In the United States, counterparty risk may be reduced as creditors of an FCM cannot have a claim to Fund assets in the segregated account. Portability of exposure reduces risk to the Fund. Variation margin, or changes in market value, are generally exchanged daily, but may not be netted between futures and cleared OTC derivatives unless the parties have agreed to a separate arrangement in respect of portfolio margining.
Although some futures contracts call for making or taking delivery of the underlying securities or commodities, generally these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (i.e., with the same exchange, underlying security or index, and delivery month). Closing out a futures contract sale is effected by purchasing an offsetting futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss.
Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. Any transaction costs must also be included in these calculations.
The requirements for qualification as a RIC also may limit the extent to which the Fund may enter into futures, futures options or forward contracts.
Risks Associated with Futures and Futures Options. There are several risks associated with the use of futures contracts and futures options as hedging techniques. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the Fund securities being hedged. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objective. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures and futures options on securities, including technical influences in futures trading and futures options, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.
Additionally, the price of index futures may not correlate perfectly with movement in the relevant index due to certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the index and futures markets. Second, the deposit requirements in the futures market are less onerous than margin requirements in the securities market, and as a result, the futures market may attract more speculators than does the securities market. Increased participation by speculators in the futures market may also cause temporary price distortions. In addition, trading hours for foreign stock index futures may not correspond perfectly to hours of trading on the foreign exchange to which a particular foreign stock index futures contract relates. This may result in a disparity between the price of index futures and the value of the relevant index due to the lack of continuous arbitrage between the index futures price and the value of the underlying index.
Futures contracts on U.S. government securities historically have reacted to an increase or decrease in interest rates in a manner similar to that in which the underlying U.S. government securities reacted. To the extent, however, that the Fund enters into such futures contracts, the value of such futures will not vary in direct proportion to the value of the Fund’s holdings of U.S. government securities. Thus, the anticipated spread between the price of the futures contract and the hedged security may be distorted due to differences in the nature of the markets. The spread also may be distorted by differences in initial and variation margin requirements, the liquidity of such markets and the participation of speculators in such markets.
Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.
There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures or a futures option position, and that the Fund would remain obligated to meet margin requirements until the position is closed. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.
Risks Associated with Commodity Futures Contracts. There are several additional risks associated with transactions in commodity futures contracts, including but not limited to:
Storage. Unlike the financial futures markets, in the commodity futures markets there are costs of physical storage associated with purchasing the underlying commodity. The price of the commodity futures contract will reflect the storage costs of purchasing the physical commodity, including the time value of money invested in the physical commodity. To the extent that the storage costs for an underlying commodity change while the Fund is invested in futures contracts on that commodity, the value of the futures contract may change proportionately.
Reinvestment. In the commodity futures markets, producers of the underlying commodity may decide to hedge the price risk of selling the commodity by selling futures contracts today to lock in the price of the commodity at delivery tomorrow. In order to induce speculators to purchase the other side of the same futures contract, the commodity producer generally must sell the futures contract at a lower price than the expected future spot price. Conversely, if most hedgers in the futures market are purchasing futures contracts to hedge against a rise in prices, then speculators will only sell the other side of the futures contract at a higher futures price than the expected future spot price of the commodity. The changing nature of the hedgers and speculators in the commodity markets will influence whether futures prices are above or below the expected future spot price, which can have significant implications for the Fund. If the nature of hedgers and speculators in futures markets has shifted when it is time for the Fund to reinvest the proceeds of a maturing contract in a new futures contract, the Fund might reinvest at higher or lower futures prices, or choose to pursue other investments.
Other Economic Factors. The commodities which underlie commodity futures contracts may be subject to additional economic and non-economic variables, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. These factors may have a larger impact on commodity prices and commodity-linked instruments, including futures contracts, than on traditional securities. Certain commodities are also subject to limited pricing flexibility because of supply and demand factors. Others are subject to broad price fluctuations as a result of the volatility of the prices for certain raw materials and the instability of supplies of other materials. These additional variables may create additional investment risks which subject the Fund’s investments to greater volatility than investments in traditional securities.
Additional Risks of Options on Securities, Futures Contracts, Futures Options, and Forward Currency Exchange Contracts and Options Thereon. Options on securities, futures contracts, futures options, forward currency exchange contracts and options on forward currency exchange contracts may be traded on foreign (non-U.S.) exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign (non-U.S.) securities. The value of such positions also could be adversely affected by: (i) other complex foreign (non-U.S.) political, legal and economic factors; (ii) lesser availability than in the United States of data on which to make trading decisions; (iii) delays in the Fund’s ability to act upon economic events occurring in foreign (non-U.S.) markets during non-business hours in the United States; (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States; and (v) lesser trading volume.
Swap Agreements and Options on Swap Agreements. The Fund may engage in swap transactions, including, but not limited to, swap agreements on interest rates, security or commodity indexes, specific securities and commodities, and credit and event-linked swaps. To the extent the Fund may invest in foreign (non-U.S.) currency denominated securities, it also may invest in currency exchange rate swap agreements. The Fund also may enter into options on swap agreements (“swaptions”).
The Fund may enter into swap transactions for any legal purpose consistent with its investment objective and policies, such as attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, to protect against currency fluctuations, as a duration management technique, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date, or to gain exposure to certain markets in a more cost efficient manner.
OTC swap agreements are generally contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or change in value of a particular dollar amount invested at a particular interest rate, in a particular foreign (non-U.S.) currency or in a “basket” of securities or commodities representing a particular index. A “quanto” or “differential” swap combines both an interest rate and a currency transaction. Certain swap agreements, such as interest rate swaps, are traded on exchanges and cleared through central clearing counterparties. Other forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified rate, or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. A total return swap agreement is a contract in which one party agrees to make periodic payments to another party based on the change in market value of underlying assets, which may include a single stock, a basket of stocks or a stock index during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Consistent with the Fund’s investment objective and general investment policies, the Fund may invest in commodity swap agreements. For example, an investment in a commodity swap agreement may involve the exchange of floating-rate interest payments for the total return on a commodity index. In a total return commodity swap, the Fund will receive the price appreciation of a commodity index, a portion of the index, or a single commodity in exchange for paying an agreed-upon fee. If the commodity swap is for one period, the Fund may pay a fixed fee, established at the outset of the swap. However, if the term of the commodity swap is more than one period, with interim swap payments, the Fund may pay an adjustable or floating fee. With a “floating” rate, the fee may be pegged to a base rate and is adjusted each period. Therefore, if interest rates increase over the term of the swap contract, the Fund may be required to pay a higher fee at each swap reset date.
The Fund also may enter into combinations of swap agreements in order to achieve certain economic results. For example, the Fund may enter into two swap transactions, one of which offsets the other for a period of time. After the offsetting swap transaction expires, the Fund would be left with the economic exposure provided by the remaining swap transaction. The intent of such an arrangement would be to lock in certain terms of the remaining swap transaction that the Fund may wish to gain exposure to in the future without having that exposure during the period the offsetting swap is in place.
The Fund also may enter into swaptions. A swaption is a contract that gives a counterparty the right (but not the obligation) in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions.
Depending on the terms of the particular option agreement, the Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swaption, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement. The Fund also may enter into forward volatility agreements, also known as volatility swaps. In a volatility swap, the counterparties agree to make payments in connection with changes in the volatility (i.e., the magnitude of change over a specified period of time) of an underlying reference instrument, such as a currency, rate, index, security or other financial instrument. Volatility swaps permit the parties to attempt to hedge volatility risk and/or take positions on the projected future volatility of an underlying reference instrument. For example, the Fund may enter into a volatility swap in order to take the position that the reference instrument’s volatility will increase over a particular period of time. If the reference instrument’s volatility does increase over the specified time, the Fund will receive a payment from its counterparty based upon the amount by which the reference instrument’s realized volatility level exceeds a volatility level agreed upon by the parties. If the reference instrument’s volatility does not increase over the specified time, the Fund will make a payment to the counterparty based upon the amount by which the reference instrument’s realized volatility level falls below the volatility level agreed upon by the parties. Payments on a volatility swap will be greater if they are based upon the mathematical square of volatility (i.e., the measured volatility multiplied by itself, which is referred to as “variance”). This type of a volatility swap is frequently referred to as a variance swap. The Fund may potentially engage in variance swaps.
Most types of swap agreements entered into by the Fund will calculate the obligations of the parties to the agreement on a “net basis.” Consequently, the Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund).
The Fund also may enter into OTC and cleared credit default swap agreements. A credit default swap agreement may reference one or more issuers of debt securities or obligations that are not currently held by the Fund. The protection “buyer” in an OTC credit default swap contract is generally obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract until a credit event, such as a default, on an obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount if the swap is cash settled. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund may recover nothing if the swap is held through its termination date. However, if a credit event occurs, the buyer may receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity whose value may have significantly decreased.
As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap provided that there is no credit event. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap. The spread of a credit default swap is the annual amount the protection buyer must pay the protection seller over the length of the contract, expressed as a percentage of the notional amount. When spreads rise, market perceived credit risk rises and when spreads fall, market perceived credit risk falls. Wider credit spreads and decreasing market values, when compared to the notional amount of the swap, represent a deterioration of the credit soundness of the issuer of the reference obligation and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement. For credit default swap agreements on ABS and credit indices, the quoted market prices and resulting values, as well as the annual payment rate, serve as an indication of the current status of the payment/performance risk.

Credit default swap agreements sold by the Fund may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk (with respect to OTC credit default swaps) and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. In addition, there may be disputes between the buyer and seller of a credit default swap agreement or within the swaps market as a whole as to whether a credit event has occurred or what the payment should be. Such disputes could result in litigation or other delays, and the outcome could be adverse for the buyer or seller.
The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund).
The Dodd-Frank Act and related regulatory developments require the clearing of certain standardized OTC derivative instruments that the CFTC and SEC have defined as “swaps.” Separately, under the trade execution requirement, swap transactions subject to the clearing requirement must be traded on either a Designated Contract Market (“DCM”) or Swap Execution Facility (“SEF”) unless no DCM or SEF “makes the swap available to trade.” Uncleared swaps are subject to certain margin requirements that mandate the posting and collection of minimum margin amounts on certain uncleared swaps transactions, which may result in the Fund and its counterparties posting higher margin amounts for uncleared swaps than would otherwise be the case. To the extent the Fund is required by regulation to post collateral, it could potentially incur costs, including in procuring eligible assets to meet collateral requirements, associated with such posting. PIMCO will continue to monitor developments in this area, particularly to the extent regulatory changes affect the Fund’s ability to enter into swap agreements.
Whether the Fund’s use of swap agreements or swaptions will be successful in furthering its investment objective will depend on PIMCO’s ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The Fund will enter into OTC swap agreements only with counterparties that meet certain standards of creditworthiness. Certain restrictions imposed on the Fund by the Code may limit the Fund’s ability to use swap agreements. The swaps market is subject to increasing regulations, in both U.S. and non-U.S. markets. It is possible that developments in the swaps market, including additional government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.
Swaps are highly specialized instruments that require investment techniques, risk analyses, and tax planning different from those associated with traditional investments. The use of a swap requires an understanding not only of the reference asset, reference rate, or index but also of the swap itself, without the benefit of observing the performance of the swap under all possible market conditions. Because OTC swap agreements are contracts that may be subject to contractual restrictions on transferability and termination and because they may have remaining terms of greater than seven days, swap agreements may be considered to be illiquid and subject to regulatory limitations on investments in illiquid investments. Please refer to “Illiquid Investments” for further discussion of regulatory considerations and constraints relating to investment liquidity. To the extent that a swap is not liquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.
Like most other investments, swap agreements are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund’s interest. The Fund bears the risk that PIMCO will not accurately forecast future market trends or the values of assets, reference rates, indexes, or other economic factors in establishing swap positions for the Fund. If PIMCO attempts to use a swap as a hedge against, or as a substitute for, a portfolio investment, the Fund will be exposed to the risk that the swap will have or will develop imperfect or no correlation with the portfolio investment. This could cause substantial losses for the Fund. While hedging strategies involving swap instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. Many swaps are complex and often valued subjectively.
The Fund also may enter into recovery locks. A recovery lock is an agreement between two parties that provides for a fixed payment by one party and the delivery of a reference obligation, typically a bond, by the other party upon the occurrence of a credit event, such as a default, by the issuer of the reference obligation. Recovery locks are used to “lock in” a recovery amount on the reference obligation at the time the parties enter into the agreement. In contrast to a credit default swap where the final settlement amount may be dependent on the market price for the reference obligation upon the credit event, a recovery lock fixes the settlement amount in advance and is not dependent on the market price of the reference obligation at the time of the credit event. Unlike certain other types of derivatives, recovery locks generally do not involve upfront or periodic cash payments by either of the parties. Instead, payment and settlement occurs after there has been a credit event. If a credit event does not occur prior to the termination date of a recovery lock, the agreement terminates and no payments are made by either party. The Fund may enter into a recovery lock to purchase or sell a reference obligation upon the occurrence of a credit event. The Fund's obligations under a recovery lock will be determined daily.
Recovery locks are subject to the risk that PIMCO will not accurately forecast the value of a reference obligation upon the occurrence of a credit event. For example, if the Fund enters into a recovery lock and agrees to deliver a reference obligation in exchange for a fixed payment upon the occurrence of a credit event, the value of the reference obligation or eventual recovery on the reference obligation following the credit event may be greater than the fixed payment made by the counterparty to the Fund. If this occurs, the Fund will incur a loss on the transaction. In addition to general market risks, recovery locks are subject to illiquidity risk, counterparty risk and credit risk. The market for recovery locks is relatively new and is smaller and less liquid than the market for credit default swaps and other derivatives. Elements of judgment may play a role in determining the value of a recovery lock. It may not be possible to enter into a recovery lock at an advantageous time or price. The Fund will only enter into recovery locks with counterparties that meet certain standards of creditworthiness.
Correlation Risk. In certain cases, the value of derivatives may not correlate perfectly, or at all, with the value of the assets, reference rates or indexes they are designed to closely track. There are a number of factors which may prevent the Fund, or derivatives or other strategies used by the Fund, from achieving desired correlation with an index. These may include, but are not limited to: (i) the impact of portfolio fees, expenses and transaction costs, including borrowing and brokerage costs/bid-ask spreads, which are not reflected in index returns; (ii) differences in the timing of daily calculations of the value of an index and the timing of the valuation of derivatives, securities and other assets held by the Fund and the determination of the net asset value of Fund shares; (iii) disruptions or illiquidity in the markets for derivative instruments or securities in which the Fund invests; (iv) the Fund having exposure to or holding less than all of the securities in the underlying index and/or having exposure to or holding securities not included in the underlying index; (v) large or unexpected movements of assets into and out of a portfolio (due to share purchases or redemptions, for example), potentially resulting in the portfolio being over- or under-exposed to the index; (vi) the impact of accounting standards or changes thereto; (vii) changes to the applicable index that are not disseminated in advance; (viii) a possible need to conform the Fund’s portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; and (ix) fluctuations in currency exchange rates.
Structured Notes. Structured notes are derivative debt instruments, the interest rate or principal of which is determined by an unrelated indicator (for example, a currency, security, commodity or index thereof). The terms of the instrument may be “structured” by the purchaser and the borrower issuing the note. Indexed securities may include structured notes as well as securities other than debt securities, the interest rate or principal of which is determined by an unrelated indicator. The value of these notes will rise or fall in response to changes in the unrelated indicator. These notes expose the Fund economically to movements in the prices of the unrelated indicator. Indexed securities may include a multiplier that multiplies the indexed element by a specified factor and, therefore, the value of such securities may be very volatile. The terms of structured notes and indexed securities may provide that in certain circumstances no principal is due at maturity, which may result in a loss of invested capital. Structured notes and indexed securities may be positively or negatively indexed, so that appreciation of the unrelated indicator may produce an increase or a decrease in the interest rate or the value of the structured note or indexed security at maturity may be calculated as a specified multiple of the change in the value of the unrelated indicator. Therefore, the value of such notes and securities may be very volatile. These notes also are subject to similar risks that in general affect the values of debt securities, such as credit, market and interest rate risks. Structured notes and indexed securities may entail a greater degree of market risk than other types of debt securities because the investor also bears the risk of the unrelated indicator. Structured notes or indexed securities also may be more volatile, relatively less liquid, and more difficult to accurately price than less complex securities and instruments or more traditional debt securities. To the extent the Fund invests in these notes and securities, however, PIMCO analyzes these notes and securities in its overall assessment of the effective duration of the Fund’s holdings in an effort to monitor the Fund’s interest rate risk. At the maturity of the note, the Fund may receive more or less principal than it originally invested. The Fund might receive interest payments on the note that are more or less than the stated coupon interest payments. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in these structured products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.
Risks of Potential Government Regulation of Derivatives. It is possible that additional government regulation of various types of derivative instruments, including futures, options and swap agreements, and regulation of certain market participants’ use of the same, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to fully predict the effects of past, present or future legislation and regulation by multiple regulators in this area, but the effects could be substantial and adverse. It is possible that legislative and regulatory activity could limit or restrict the ability of the Fund to use certain instruments as a part of its investment strategy. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund engages in derivative transactions could also limit or prevent the Fund from using certain instruments.
There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies. The futures, options and swaps markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading. The SEC, CFTC, and other regulators have completed substantial rulemakings related to derivatives pursuant to the Dodd-Frank Act. The SEC, the CFTC, and the Prudential Regulators (as well as foreign regulators) have adopted margin requirements for non-centrally cleared swaps. Some of these requirements apply to transactions in which the Fund is or will be a counterparty. Such requirements could increase the amount of margin required to be provided by the Fund in connection with its derivatives transactions or could require increased documentation and, therefore, make derivatives transactions more expensive. These rules have been phased in over time, and it is possible that the market has yet to absorb their full impact.
The regulation of futures, options and swaps transactions in the United States is a changing area of law and is subject to modification by government and judicial action. The CFTC and various exchanges have rules limiting the maximum net long or short positions which any person or group may own, hold or control in any given futures contract or option on such futures contract. PIMCO will need to consider whether the exposure created under these contracts might exceed the applicable limits in managing the Fund, and the limits may constrain the ability of the Fund to use such contracts. In addition, the CFTC has established position limits for 25 specified physical commodity futures and related options contracts traded on exchanges, other futures contracts and related options directly or indirectly linked to such 25 specified contracts, and any OTC transactions that are economically equivalent to the 25 specified contracts. The position limit rules apply to both the Fund and its swap dealer counterparties. If a swap dealer is unable to rely on certain exemptions, such as the bona fide hedging exemption, the amount of speculative OTC transaction capacity the swap dealer has available for the Fund could be limited.
Swap dealers, major market participants and swap counterparties are experiencing, and may continue to experience, new and additional compliance burdens and associated costs. Regulatory limits and requirements may negatively impact the Fund’s ability to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. In particular, position limits imposed on the Fund or its counterparties may impact the Fund's ability to invest in futures, options and swaps in a manner that efficiently meets its investment objective. In addition, and as described below, the SEC adopted a rule related to the use of derivatives, reverse repurchase agreements and certain other transactions by registered investment companies. These and future requirements, including margin requirements, changes to the CFTC speculative position limits regime and mandatory clearing, may increase the cost of the Fund’s investments and cost of doing business even if not directly applicable to the Fund, which could adversely affect investors.
Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under new special resolution regimes adopted in the United States, the EU and various other jurisdictions. Such regimes provide government authorities broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, in the EU, governmental authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty experiencing financial difficulties (sometimes referred to as a “bail in”).
Additional Risk Factors in Cleared Derivatives Transactions. Some types of swaps (including interest rate swaps and credit default index swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a cleared derivatives transaction, the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.
In many ways, centrally cleared derivative arrangements are less favorable to registered funds than bilateral arrangements. For example, the Fund may be required to provide greater amounts of margin for cleared derivatives transactions than for bilateral derivatives transactions. Also, in contrast to bilateral derivatives transactions, following a period of notice to the Fund, a clearing member generally can require termination of existing cleared derivatives transactions at any time or increases in margin requirements above the margin that the clearing member required at the beginning of a transaction. Clearing houses also have broad rights to increase margin requirements for existing transactions or to terminate transactions at any time. Any increase in margin requirements or termination by the clearing member or the clearing house could interfere with the ability of the Fund to pursue its investment strategy. Further, any increase in margin requirements by a clearing member could also expose the Fund to greater credit risk to its clearing member, because margin for cleared derivatives transactions in excess of clearing house margin requirements typically is held by the clearing member. Also, the Fund is subject to risk if it enters into a derivatives transaction that is required to be cleared (or that PIMCO expects to be cleared), and no clearing member is willing or able to clear the transaction on the Fund’s behalf. While the documentation in place between the Fund and its clearing members generally provides that the clearing members will accept for clearing all transactions submitted for clearing that are within credit limits (specified in advance) for the Fund, the Fund is still subject to the risk that no clearing member will be willing or able to clear a transaction. In those cases, the transaction might have to be terminated, and the Fund could lose some or all of the benefit of the transaction, including loss of an increase in the value of the transaction and/or loss of hedging protection offered by the transaction. In addition, the documentation governing the relationship between the Fund and the clearing members is developed by the clearing members and generally is less favorable to the Fund than typical bilateral derivatives documentation. For example, this documentation generally includes a one-way indemnity by the Fund in favor of the clearing member, indemnifying the clearing member against losses it incurs in connection with acting as the Fund’s clearing member, and the documentation typically does not give the Fund any rights to exercise remedies if the clearing member defaults or becomes insolvent.
Some types of cleared derivatives are required to be executed on an exchange or on a swap execution facility (a “SEF”). A SEF is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. This execution requirement may make it more difficult and costly for funds, such as the Fund, to enter into highly tailored or customized transactions. Trading swaps on a SEF may offer certain advantages over traditional bilateral OTC trading, such as ease of execution, price transparency, increased liquidity and/or favorable pricing. Execution through a SEF is not, however, without additional costs and risks, as parties are required to comply with SEF and CFTC rules and regulations, including disclosure and recordkeeping obligations, and SEF rights of inspection, among others. SEFs typically charge fees, and if the Fund executes derivatives on a SEF through a broker intermediary, the intermediary may impose fees as well. The Fund also may be required to indemnify a SEF, or a broker intermediary who executes swaps on a SEF on the Fund’s behalf, against any losses or costs that may be incurred as a result of the Fund’s transactions on the SEF. In addition, the Fund may be subject to execution risk if it enters into a derivatives transaction that is required to be cleared, and no clearing member is willing to clear the transaction on the Fund’s behalf. In that case, the transaction might have to be terminated, and the Fund could lose some or all of the benefit of any increase in the value of the transaction after the time of the trade.
These and other new rules and regulations could, among other things, further restrict the Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund, increasing margin or capital requirements, or otherwise limiting liquidity or increasing transaction costs. These regulations are relatively new and evolving, so their potential impact on the Fund and the financial system are not yet known. While the new regulations and the central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause a number of those dealers to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that the new clearing mechanisms will achieve that result, and in the meantime, as noted above, central clearing will expose the Fund to new kinds of risks and costs.
A Note on Commodity-Linked Derivatives. The Fund may seek to gain exposure to the commodity markets by investing in commodity-linked derivative instruments, swap transactions, or index-linked or commodity linked structured notes.
The value of a commodity-linked derivative investment generally is based upon the price movements of a physical commodity (such as energy, mineral, or agricultural products), a commodity futures contract or commodity index, or other economic variable based upon changes in the value of commodities or the commodities markets. Swap transactions are privately negotiated agreements between the Fund and a counterparty to exchange or swap investment cash flows or assets at specified intervals in the future. The obligations may extend beyond one year. There is no central exchange or market for swap transactions and therefore they are less liquid investments than exchange-traded instruments. The Fund bears the risk that the counterparty could default under a swap agreement. See “Swap Agreements and Options on Swap Agreements” above for further detail about swap transactions. Further, the Fund may invest in derivative debt instruments with principal and/or coupon payments linked to the value of commodities, commodity futures contracts or the performance of commodity indices. These are “commodity-linked” or “index-linked” notes, and are sometimes referred to as “structured notes” because the terms of the debt instrument may be structured by the issuer of the note and the purchaser of the note. See “Structured Notes” above for further discussion of these notes.
The value of these notes will rise or fall in response to changes in the underlying commodity or related index of investment. These notes expose the Fund economically to movements in commodity prices. These notes also are subject to risks, such as credit, market and interest rate risks, that in general affect the values of debt securities. Therefore, at the maturity of the note, the Fund may receive more or less principal than it originally invested. The Fund might receive interest payments on the note that are more or less than the stated coupon interest payments.
The Fund’s investments in commodity-linked instruments may bear on or be limited by the Fund’s intention to qualify as a RIC under the Code. See “Taxation.”
Hybrid Instruments
The Fund may invest in “hybrid” or indexed securities, which is a type of potentially high-risk derivative that combines a traditional stock, bond, or commodity with an option or forward contract. Generally, the principal amount, amount payable upon maturity or redemption, or interest rate of a hybrid is tied (positively or negatively) to the price of some commodity, currency or securities index or another interest rate or some other economic factor (each, a “benchmark”).
The interest rate or (unlike most fixed income securities) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. An example of a hybrid could be a bond issued by an oil company that pays a small base level of interest with additional interest that accrues in correlation to the extent to which oil prices exceed a certain predetermined level. Such a hybrid instrument would be a combination of a bond and a call option on oil.
Hybrids can be used as an efficient means of pursuing a variety of investment goals, including currency hedging, duration management and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark.
These benchmarks may be sensitive to economic and political events, such as commodity shortages and currency devaluations, which cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The purchase of hybrids also exposes the Fund to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the net asset value of the Fund.
Certain hybrid instruments may provide exposure to the commodities markets. These are derivative securities with one or more commodity-linked components that have payment features similar to commodity futures contracts, commodity options, or similar instruments. Commodity-linked hybrid instruments may be either equity or fixed income securities and are considered hybrid instruments because they have both security and commodity-like characteristics. A portion of the value of these instruments may be derived from the value of a commodity, futures contract, index or other economic variable.
Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies, as defined in the 1940 Act. As a result, the Fund’s investments in these products may be subject to limits applicable to investments in investment companies and may be subject to other restrictions imposed by the 1940 Act. In addition, the Fund’s investments in these products may be limited by the Fund’s intention to qualify as a RIC, and may limit the Fund’s ability to so qualify.
Leverage and Borrowing
The Fund currently utilizes leverage principally through reverse repurchase agreements and may also obtain leverage through selling credit default swaps, dollar rolls/buybacks and borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts), credit default swaps, total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions. The Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board may authorize the issuance of preferred shares without the approval of Common Shareholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Common Shareholders, and these costs and expenses may be significant. The Fund intends to utilize reverse repurchase agreements, dollar rolls/buybacks, borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on PIMCO’s assessment of market conditions, including the yield curve environment and interest rate trends, available investment opportunities and cost of leverage, and other factors.
The net proceeds the Fund obtains from reverse repurchase agreements, dollar rolls/buybacks or other forms of leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in the Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Common Shareholders than if the Fund were not so leveraged.
The Fund's use of derivatives and other similar instruments is generally subject to a value-at-risk leverage limit, derivatives risk management program and reporting requirements under Rule 18f-4 unless the Fund qualifies as a “limited derivatives user” as defined in the rule or the Fund's use of such an instrument satisfies the conditions of certain exemptions under the rule.
The use of these forms of leverage increases the volatility of the Fund’s investment portfolio and could result in larger losses to Common Shareholders than if these strategies were not used. See “Principal Risks of the Fund—Leverage Risk” in the Prospectus. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain asset coverage requirements could result in an event of default.
To the extent that any Subsidiary of the Fund directly incurs leverage in the form of debt or preferred shares, the amount of such leverage used by the Fund and such Subsidiaries will be consolidated and treated as senior securities for purposes of complying with the 1940 Act’s limitations on leverage by the Fund with respect to bank borrowings or other arrangements.

Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize reverse repurchase agreements, credit default swaps, dollar rolls/buybacks, or borrowings, issue preferred shares or utilize any other forms of leverage (such as the use of derivatives strategies). If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Common Shares. When leverage is used, the net asset value of the Common Shares and the yield to Common Shareholders will be more volatile. See “Principal Risks of the Fund—Leverage Risk” in the Prospectus. In addition, dividend interest and other costs and expenses borne by the Fund with respect to its use of reverse repurchase agreements, credit default swaps, total return swaps, dollar rolls/buybacks, borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the net asset value of the Common Shares. When the Fund reduces or discontinues its use of leverage (“deleveraging”), which it may be required to do at inopportune times, it may be required to sell portfolio securities at inopportune times to repay leverage obligations, which could result in realized losses and a decrease in the Fund’s net asset value. Deleveraging involves complex operational processes, including the coordination of asset sales, repayment of debt, and potential restructuring of the Fund’s capital and may involve significant costs, including transaction costs associated with the sale of portfolio securities, prepayment penalties on borrowed funds, and, if applicable, fees related to the redemption of preferred shares. In addition, because the fees received by the Investment Manager are based on the Fund’s “total managed assets” (including any assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buybacks and borrowings), the Investment Manager has a financial incentive for the Fund to use certain forms of leverage (e.g., reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares), which may create a conflict of interest between the Investment Manager, on the one hand, and the Common Shareholders, on the other hand. For purposes of calculating total managed assets, the Fund’s derivative investments will be valued based on their market value. The transactions discussed herein can be subject to the risks discussed under “Derivative Instruments” above, in addition to the risks discussed in this section.
Please see “Use of Leverage” and “Principal Risks of the Fund—Leverage Risk” in the Prospectus for additional information regarding leverage and related risks. In addition, dividend, interest and other costs and expenses borne by the Fund with respect to its use of reverse repurchase agreements, borrowings or any other forms of leverage are borne by the Common Shareholders and result in a reduction of the net asset value of the Common Shares.
The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.
Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements and economically similar transactions for hedging or cash management purposes or to add leverage to its portfolio. See the sections “Use of Leverage” in the Prospectus and “Leverage and Borrowing” above. A reverse repurchase agreement involves the sale of a portfolio-eligible security by the Fund to another party coupled with its agreement to repurchase the instrument at a specified time and price. Under a reverse repurchase agreement, the Fund continues to be entitled to receive any principal and interest payments on the underlying security during the term of the agreement. Reverse repurchase agreements involve the risk that the market value of securities retained by the Fund may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. With respect to reverse repurchase agreements in which banks are counterparties, the Fund may treat such transactions as bank borrowings, which would be subject to the Fund’s limitations on borrowings. Such treatment would, among other things, restrict the aggregate of such transaction (plus any other borrowings) to one-third of the Fund’s total assets. Such transactions also can be subject to the risks discussed under “Derivative Instruments” above, in addition to the risks discussed in this section.
The Fund also may effect simultaneous purchase and sale transactions that are known as “sale-buybacks.” A sale-buyback is similar to a reverse repurchase agreement, except that in a sale- buyback, the counterparty that purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the Fund’s repurchase of the underlying security.

Mortgage Dollar Rolls/Buybacks
A mortgage dollar roll/buyback is similar to a reverse repurchase agreement in certain respects. In a “dollar roll” or “buyback” transaction, the Fund sells a mortgage-related security, such as a security issued by GNMA, to a dealer and simultaneously agrees to repurchase a similar security (but not the same security) in the future at a pre-determined price. A “dollar roll/buyback” can be viewed, like a reverse repurchase agreement, as a collateralized borrowing in which the Fund pledges a mortgage- related security to a dealer to obtain cash. However, unlike reverse repurchase agreements, the dealer with which the Fund enters into a dollar roll/buyback transaction is not obligated to return the same securities as those originally sold by the Fund, but only securities which are “substantially identical.” To be considered “substantially identical,” the securities returned to the Fund generally must: (1) be collateralized by the same types of underlying mortgages; (2) be issued by the same agency and be part of the same program; (3) have a similar original stated maturity; (4) have identical net coupon rates; (5) have similar market yields (and therefore price); and (6) satisfy “good delivery” requirements, meaning that the aggregate principal amounts of the securities delivered and received back must be within a specified percentage of the initial amount delivered.
It is possible that changing government regulation may affect the Fund's use of these strategies. Changes in regulatory requirements concerning margin for certain types of financing transactions, such as repurchase agreements, reverse repurchase agreements, and securities lending and borrowing, could impact the Fund’s ability to utilize these investment strategies and techniques.
Repurchase Agreements
The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. Income generated from transactions in repurchase agreements will be taxable. The Fund bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the collateral securities. This risk includes the risk of procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price.
Credit-Linked Trust Certificates
The Fund may invest in credit-linked trust certificates, which are investments in a limited purpose trust or other vehicle which, in turn, invests in a basket of derivative instruments, such as credit default swaps, total return swaps, basis swaps, interest rate swaps and other derivative transactions or securities, in order to provide exposure to the high yield or another debt securities market. For instance, the Fund may invest in credit-linked trust certificates as a cash management tool in order to gain exposure to the high yield markets and/or to remain fully invested when more traditional income-producing securities are not available, including during the period when the net proceeds of this offering and any future offering are being invested. The credit-linked trust certificates discussed herein do not include GSE credit risk transfer securities and GSE credit-linked notes (see “Mortage-Related Securities and Asset-Backed Securities—Government-Sponsored Enterprise Credit Risk Transfer Securities and GSE Credit-Linked Notes”) and do not include significant risk transfer instruments (see “Significant Risk Transfer Instruments”).
Like an investment in a bond, investments in these credit-linked trust certificates represent the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the certificate. However, these payments are conditioned on the Fund’s receipt of payments from, and the Fund’s potential obligations to, the counterparties to the derivative instruments and other securities in which the trust invests. For instance, the trust may sell one or more credit default swaps, under which the trust would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the trust would be obligated to pay to the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive as an investor in the trust. Please see “Derivative Instruments–Swap Agreements and Options on Swap Agreements” in this Statement of Additional Information for additional information about credit default swaps. The Fund’s investments in these instruments are indirectly subject to the risks associated with derivative instruments, including, among others, credit risk, default or similar event risk, counterparty risk, interest rate risk, leverage risk and management risk. It is expected that the trusts which issue credit-linked trust certificates will constitute “private” investment companies, exempt from registration under the 1940 Act. Therefore, the certificates will be subject to the risks described under “Other Investment Companies,” and will not be subject to applicable investment limitations and other regulation imposed by the 1940 Act (although the Fund will remain subject to such limitations and regulation, including with respect to its investments in the certificates). Although the trusts are typically private investment companies, they generally are not actively managed such as a “hedge fund” might be. It is also expected that the certificates will be exempt from registration under the Securities Act. Accordingly, there may be no established trading market for the certificates and they may constitute illiquid investments. See “Principal Risks of the Fund–Liquidity Risk” in the Prospectus. If market quotations are not readily available for the certificates, they will be valued by the Fund at fair value as determined by the Valuation Designee (as defined herein). See “How Fund Shares are Priced” in the Prospectus.
When-Issued, Delayed Delivery and Forward Commitment Transactions
The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis. These transactions may be known as TBA transactions.
When purchasing a security on a when-issued, delayed delivery or forward commitment basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. Because the Fund is not required to pay for the security until the delivery date, these risks are in addition to the risks associated with the Fund’s other investments. If the other party to a transaction fails to deliver the securities, the Fund could miss a favorable price or yield opportunity. If the Fund remains substantially fully invested at a time when when-issued, delayed delivery or forward commitment purchases are outstanding, the purchases may result in a form of leverage.
When the Fund has sold a security on a when-issued, delayed delivery or forward commitment basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a transaction fails to pay for the securities, the Fund could suffer a loss. Additionally, when selling a security on a when-issued, delayed delivery or forward commitment basis without owning the security, the Fund will incur a loss if the security’s price appreciates in value such that the security’s price is above the agreed-upon price on the settlement date.
The Fund may dispose of or renegotiate a transaction after it is entered into, and may purchase or sell when-issued, delayed delivery or forward commitment securities before the settlement date, which may result in a capital gain or loss. There is no percentage limitation on the extent to which the Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis.
The Fund may purchase or sell securities, including mortgage-backed securities, in the TBA market. A TBA purchase commitment is a security that is purchased or sold for a fixed price and the underlying securities are announced at a future date. Financial Industry Regulatory Authority (“FINRA”) rules include mandatory margin requirements for the TBA market that may require the Fund to post collateral in connection with its TBA transactions. There is no similar requirement applicable to the Fund’s TBA counterparties. The required collateralization of TBA trades could increase the cost of TBA transactions to the Fund and impose added operational complexity. Such transactions also can be subject to the risks discussed under “Derivative Instruments” above.
Common Stocks
Common stock generally takes the form of shares in a corporation. The value of a company’s stock may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company’s products or services. A stock’s value also may fall because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs. The value of a company’s stock also may be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company’s stock generally pays dividends only after the company invests in its own business and makes required payments to holders of its bonds, other debt and preferred securities. For this reason, the value of a company’s stock will usually react more strongly than its bonds, other debt and preferred securities to actual or perceived changes in the company’s financial condition or prospects. Stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies. Stocks of companies that the portfolio managers believe are fast-growing may trade at a higher multiple of current earnings than other stocks. The value of such stocks may be more sensitive to changes in current or expected earnings than the values of other stocks.
Short Sales
The Fund may make short sales of securities: (i) to offset potential declines in long positions in similar securities, (ii) to increase the flexibility of the Fund, (iii) for investment return, (iv) as part of a risk arbitrage strategy, and (v) as part of its overall portfolio management strategies involving the use of derivative instruments. A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline or will underperform relative to other securities held in the Fund’s portfolio.
When the Fund makes a short sale, it will often borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. In connection with short sales of securities, the Fund may pay a fee to borrow securities or maintain an arrangement with a broker to borrow securities, and is often obligated to pay over any accrued interest and dividends on such borrowed securities.
If the price of the security sold short increases between the time of the short sale and the time that the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. If the Fund engages in short sales as part of a hedging strategy, the successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.
The Fund may invest pursuant to a risk arbitrage strategy to take advantage of a perceived relationship between the value of two securities. Frequently, a risk arbitrage strategy involves the short sale of a security.
The Fund will engage in short selling to the extent permitted by the federal securities laws and rules and interpretations thereunder. To the extent the Fund engages in short selling in foreign (non-U.S.) jurisdictions, the Fund will do so to the extent permitted by the laws and regulations of such jurisdiction.
The Fund may also engage in so-called “naked” short sales (i.e., short sales that are not “against the box”), in which case the Fund’s losses could theoretically be unlimited, in cases where the Fund is unable for whatever reason to close out its short position. The Fund has the flexibility to engage in short selling to the extent permitted by the 1940 Act and rules and interpretations thereunder. Such transactions also can be subject to the risks discussed under “Derivative Instruments” above. Restrictions on and/or reporting of short selling and short positions may negatively impact and materially impair the Fund's ability to execute certain transactions.
Illiquid Investments
To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 under the 1940 Act, the Fund may invest without limit in illiquid investments. PIMCO may be subject to significant delays in disposing of illiquid investments, and transactions in illiquid investments may entail registration expenses and other transaction costs that are higher than those for transactions in liquid investments. The term “illiquid investments” for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.
Rule 144A Securities
The Fund may invest in securities that have not been registered for public sale, but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act. Rule 144A permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the Securities Act. Rule 144A Securities may be deemed illiquid, although the Fund may determine that certain Rule 144A Securities are liquid.

Other Investment Companies
To the extent consistent with its investment objective and strategy and permissible under the 1940 Act, the Fund may invest in securities of open- or closed-end investment companies (including those advised by PIMCO), including, without limit, exchange-traded funds (“ETFs”), and may invest in foreign ETFs. The Fund may invest in certain money market funds and/or short-term bond funds (“Central Funds”), to the extent permitted by the 1940 Act, the rules thereunder or exemptive relief therefrom. The Central Funds are registered investment companies created for use by certain registered investment companies advised by PIMCO in connection with their cash management activities. The Fund treats its investments in other investment companies that invest primarily in types of securities in which the Fund may invest directly as investments in such types of securities for purposes of the Fund’s investment policies (e.g., the Fund’s investment in an investment company that invests primarily in debt securities will be treated by the Fund as an investment in a debt security).
To the extent the Fund invests in an affiliated underlying fund, prior to such investment, PIMCO considers whether such investment is consistent with the Fund's investment objective and strategies. However, the Fund’s investment in an affiliated underlying fund will generally be treated as a single investment in that affiliated underlying fund and the investment is generally not “looked through” to the affiliated underlying fund's portfolio holdings for purposes of the Fund's investment policies, guidelines, restrictions or related limits. As a result, an affiliated underlying fund may hold investments, or engage in investment techniques or strategies, that would not otherwise be permitted if held directly by the Fund under the Fund’s own investment policies and restrictions. Additionally, the Fund’s indirect exposure (through its investment in an affiliated underlying fund) to, for example, a particular issuer, industry, sector, country, currency or type of investment may not be taken into account when applying the Fund’s investment policies, restrictions, guidelines and related limits. Accordingly, the Fund (through its investments in affiliated underlying funds) may have exposure to, for example, issuers, industries, sectors, countries, currencies, types of investments or related risks in amounts greater than its own investment policies and restrictions would permit if applied on a look-through basis.
In general, under the 1940 Act, an investment company such as the Fund may not (i) own more than 3% of the outstanding voting securities of any one registered investment company, (ii) invest more than 5% of its total assets in the securities of any single registered investment company or (iii) invest more than 10% of its total assets in securities of other registered investment companies (the “3-5-10% Limitations”). The SEC adopted new Rule 12d1-4 under the 1940 Act, which provides an exemption to permit acquiring funds to invest in the securities of other registered investment companies in excess of the 3-5-10% Limitations, subject to certain conditions. In connection with the adoption of Rule 12d1-4, the SEC adopted certain other regulatory changes and took other actions related to the ability of the Fund to invest in another investment company in excess of the 3-5-10% Limitations.
The Fund may invest in other investment companies (including those advised by PIMCO) to gain broad market or sector exposure or for cash management purposes, including during periods when it has large amounts of uninvested cash (such as the period shortly after the Fund receives the proceeds of the offering of its Common Shares) or when PIMCO believes share prices of other investment companies offer attractive values. The Fund may invest in certain money market funds and/or short-term bond funds (“Central Funds”), to the extent permitted by the 1940 Act, the rules thereunder or exemptive relief therefrom. The Central Funds are registered investment companies created for use by certain registered investment companies advised by PIMCO in connection with their cash management activities.
As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Common Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described in the Prospectus and herein.
The Fund may also invest in other pooled investment vehicles, including private funds or other pooled investment vehicles that would qualify as “investment companies” under the 1940 Act but for an applicable exemption or exclusion, including but not limited to Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Private Funds”). Private Funds are not subject to the 1940 Act, nor are they publicly traded. As a result, the Fund’s investments in Private Funds would not be subject to the protections afforded to shareholders under the 1940 Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Private Fund managers, and leverage limitations. By investing in Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund.
Further, Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of Private Funds and is dependent on information provided by the private fund managers. This lack of transparency may make it difficult for PIMCO to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.
Given the limited liquidity of Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
In addition, the Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends. Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for PIMCO to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code. The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.
Further, the Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all of its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it would be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds. The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts.
Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.
Private Placements
A private placement involves the sale of securities that have not been registered under the Securities Act, or relevant provisions of applicable non-U.S. law, to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities. Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks.
Significant Risk Transfer Instruments
Significant Risk Transfer instruments (“SRTs”) provide exposures to portfolios of loans or other reference obligations (“Reference Assets”). SRTs typically allow the issuer or counterparty to transfer the credit risk associated with the Reference Assets to investors. SRTs may take the form of a type of credit linked securities (see “Structured Products-Credit Linked Securities”) or derivatives instruments such as credit default swap agreements. SRTs are subject to the risks associated with credit-linked securities or derivatives instruments, as applicable. Among other risks, SRTs are subject to the credit risk associated with the issuer or counterparty and the risks associated with the potential losses of the Reference Assets (including credit risk of underlying obligors, market risk, and interest rate risk). SRTs may provide leveraged exposure to the Reference Assets, through leverage inherent to the SRT or through leverage obtained by financing. Leveraged exposure subjects the Fund to risk of magnified losses. In connection with the Fund’s exposure to SRTs, the Fund may have a contractual relationship with the issuer of the SRT only, and not with the obligors of the underlying Reference Assets. As such, the Fund generally will have no right to enforce compliance by the obligors of the Reference Assets with the terms of such Reference Assets. The Fund will not directly benefit from the collateral supporting the Reference Assets and will not have the benefit of the remedies that would normally be available to a holder of such obligations. In addition, in the event of the insolvency of the issuer or counterparty of the SRT, the Fund may be treated as a general creditor of such issuer or counterparty, as applicable, and may not have a secured claim with respect to any underlying Reference Asset obligation.
Fund Operations
Operational Risk. An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, communication errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, cybersecurity incidents, the potential use of artificial intelligence and machine learning (AI), changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. Operational and technology risks for the issuers could also result in material adverse consequences for such issuers and may cause the Fund’s investments in such issuers to lose value. While the Fund seeks to manage such events through controls and oversight, there may still be failures that could cause losses to the Fund.
Market Disruptions Risk. The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, military conflicts, geopolitical disputes, terrorism, social or political unrest, recessions, supply chain disruptions, tariffs and other restrictions on trade, sanctions, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics), bank failures and natural/environmental disasters, climate change and climate-related events, responses to government actions or interventions (the threat or imposition of tariffs, trade restrictions, currency restrictions, or similar actions), which can all negatively impact the securities markets, interest rates, auctions, secondary trading, ratings, credit risk, inflation, deflation, other factors relating to the Fund's investments or the Investment Manager's operations and the value of an investment in the Fund, its distributions and its returns. These events can also impair the technology and other operational systems upon which the Fund’s service providers, including PIMCO as the Fund’s investment adviser, rely, and could otherwise disrupt the Fund’s service providers’ ability to fulfill their obligations to the Fund. Furthermore, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
A widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions or restrictions and closures of securities exchanges and businesses. Such a health care crisis could impact the ability to complete redemptions, and adversely impact investments held by the Fund. For example, the outbreak of COVID-19, a respiratory disease caused by a novel coronavirus, caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Fund holds. The transmission of COVID-19 and efforts to contain its spread resulted in travel restrictions and disruptions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event and service cancellations or interruptions, disruptions to business operations (including staff furloughs and reductions) and supply chains, and a reduction in consumer and business spending, as well as general economic concern and uncertainty. These disruptions led to instability in the market place, including equity and debt market losses and overall volatility, and the jobs market. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial well-being and performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. Public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.
The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the performance of the Fund. In certain cases, an exchange or market may close or issue trading halts on specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price their investments.
Cyber Security Risk. As the use of complex information technology and communication systems, including cloud-based technology, has become more prevalent and interconnected in the course of business, the Fund has become potentially more susceptible to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional cyber events from outside threat actors or internal resources that may, among other things, cause the Fund to lose proprietary information, suffer data corruption and/or destruction or lose operational capacity, result in the unauthorized release or other misuse of confidential information, or otherwise disrupt normal business operations. Geopolitical tensions can increase the scale and sophistication of deliberate cybersecurity attacks, particularly those from nation-states or from entities with nation-state backing, who may desire to use cybersecurity attacks to cause damage or create leverage against geopolitical rivals. Cyber security breaches may involve unauthorized access to the digital information systems that support the Fund (e.g., through “hacking,” ransomware or malicious software coding) or outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users), but may also result from intentionally or unintentionally harmful acts of PIMCO personnel. In addition, cyber security breaches involving third party service providers that provide services to PIMCO or the Fund (including but not limited to vendors, advisers, sub-advisers, administrators, transfer agents, regulatory authorities, custodians, registry operators, distributors and other third parties), trading counterparties and issuers in which the Fund invests can also subject the Fund to many of the same risks associated with direct cyber security breaches. Recently, geopolitical tensions may have increased the scale and sophistication of deliberate cybersecurity attacks, particularly those from nation-states or from entities with nation-state backing. PIMCO’s use of cloud-based service providers could heighten or change these risks. In addition, work-from-home arrangements by PIMCO or its service providers could increase all of the above risks, create additional data and information accessibility concerns, and make the Fund, PIMCO or their service providers susceptible to operational disruptions, any of which could adversely impact their operations.
Cyber security failures or breaches may result in financial losses to the Fund and its shareholders. For example, cyber security failures or breaches involving trading counterparties or issuers in which the Fund invests could adversely impact such counterparties or issuers and cause the Fund’s investment to lose value. These failures or breaches may also result in disruptions to business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate its NAV, process shareholder transactions or otherwise transact business with shareholders; impediments to trading; violations of applicable privacy and other laws; regulatory fines; penalties; third party claims in litigation; reputational damage; reimbursement or other compensation costs; additional compliance and cyber security risk management costs and other adverse consequences. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.
Like with operational risk in general, the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security. However, there are inherent limitations in these plans and systems, including that certain risks may not have been identified, in large part because different or unknown threats may emerge in the future. As such, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers in which the Fund may invest, trading counterparties or third party service providers to the Fund. Such entities have experienced cyber attacks and other attempts to gain unauthorized access to systems from time to time, and there is no guarantee that efforts to prevent or mitigate the effects of such attacks or other attempts to gain unauthorized access will be successful. There is also a risk that cyber security breaches may not be detected. The Fund and its shareholders may suffer losses as a result of a cyber security breach related to the Fund, its service providers, trading counterparties or the issuers in which the Fund invests.
As computing technology and data analytics continually advance, there has been an increasing trend towards machine driven and artificially intelligent trading systems, particularly providing such systems with increasing levels of autonomy in trading decisions. Regulators of financial markets have become increasingly focused on the potential impact of artificial intelligence (“AI”) on investment activities and may issue regulations that are intended to affect the use of artificial technology in trading activities. Any such regulations may not have the intended effect on financial markets. Moreover, advancements in AI and other technologies may suffer from the introduction of errors, defects or security vulnerabilities which can go undetected. Issues in the construction and implementation of AI systems and models (including software issues, issues related to the use of AI and machine learning, and other technological issues) may adversely impact the Fund. AI systems may contain design flaws or faulty assumptions, rely on incomplete or inaccurate data inputs, and may be difficult to interpret or audit. The potential speed of such trading and technologies may exacerbate the impact of any such flaws, particularly where such flaws are exploited by other artificially intelligent systems and may act to impair or prevent the intervention of a human control.
CSDR Related Risk
The European Union adopted a settlement discipline regime under Regulation (EU) No 909/2014 together with accompanying regulatory technical standards (“CSDR”). The aim of the settlement discipline regime (“SDR”) under CSDR (“CSDR SDR”) is to reduce the number of settlement fails that occur in EEA central securities depositories (“CSDs”) and to address settlement fails where they occur. The key elements of the regime (which is still evolving) are: (i) cash penalties - EEA CSDs are required to impose cash penalties on participants that cause settlement fails and distribute these to receiving participants affected by settlement fails; and (ii) allocations and confirmations – EEA investment firms are required to take measures to prevent settlement fails, including putting in place arrangements with their professional clients to communicate securities allocations and transaction confirmations.
Mandatory buy-ins (“MBI”) remain a part of CSDR SDR but are not currently implemented. MBI will now be a measure of last resort and will only apply to the extent MBI are considered as constituting a necessary, appropriate and proportionate means to address the level of settlement fails in the European Union and where certain other conditions were met.
These requirements of the CSDR SDR apply (or in the case of the MBI regime, may apply) to transactions in transferable securities (e.g., shares and bonds), money market instruments, units in funds and emission allowances that are to be settled via an EEA CSD and, in the case of any MBI requirements only, are admitted to trading or traded on an EEA trading venue or cleared by an EEA central counterparty (except, in the case of shares and cash penalties or any MBI process, if the principal trading venue for trading in the shares is located outside of the EEA).
The CSDR specifies (i) that the SDR penalty mechanism shall not apply in certain cases, including where the underlying cause of the settlement fails is not attributable to the participants in the transaction or the operations are not considered as trading; and (ii) certain types of transaction to which MBI will not apply, including securities financing transactions.
CSDR currently mandates, in relation to transactions in transferable securities (e.g., shares and bonds) referred to in the preceding paragraph, which are executed on EEA trading venues, a settlement cycle of two business days after the trading takes place, i.e., T+2. With effect from October 11, 2027, the mandatory settlement cycle under CSDR will be shortened to T+1. In the United Kingdom, a similar measure to move from a T+2 to a T+1 settlement cycle for transactions in transferable securities executed on a UK trading venue with effect from October 11, 2027 has been endorsed by HM Treasury.
The implementation of the CSDR SDR and the shortened mandatory settlement cycle for funds that enter into in-scope transactions may result in increased operational and compliance costs being borne directly or indirectly by such fund.

CSDR may also affect liquidity and increase trading costs associated with relevant securities. If in-scope transactions are subject to additional expenses and penalties as a consequence of the CSDR SDR, such expenses and penalties may be charged to the relevant fund depending upon their characterization.
Portfolio Turnover
A change in the securities held by the Fund and reinvestment of the proceeds is known as “portfolio turnover.” PIMCO manages the Fund without regard generally to restrictions on portfolio turnover. Trading in fixed income securities does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. Trading in equity securities involves the payment of brokerage commissions, which are transaction costs paid by the Fund. The use of futures contracts may involve the payment of commissions to FCMs. High portfolio turnover (e.g., greater than 100%) involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities, which directly reduce net returns to investors. The higher the rate of portfolio turnover of the Fund, the higher these transaction costs borne by the Fund generally will be. Such sales may result in realization of taxable capital gains (including short-term capital gains which generally would be taxed at ordinary income tax rates when distributed to shareholders holding shares in taxable accounts). See “Taxation.”
The portfolio turnover rate of the Fund is calculated by dividing (a) the lesser of purchases or sales of portfolio securities for the particular fiscal year by; (b) the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. In calculating the rate of portfolio turnover, there is excluded from both (a) and (b) all derivatives and all securities, including options, whose maturities or expiration dates at the time of acquisition were one year or less and any short sales that the Fund does not intend to maintain for more than one year. Proceeds from short sales and, in accordance with current federal securities laws, rules and staff positions, assets used to cover short positions undertaken are included in the amounts of securities sold and purchased, respectively, during the year.
For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, the Fund’s portfolio turnover rates were 27%, 19% and 16%, respectively.
Warrants to Purchase Securities
The Fund may invest in or acquire warrants to purchase equity or fixed income securities. Warrants are instruments that give the holder the right, but not the obligation, to buy a security directly from an issuer at a specific price for a specific period of time. Changes in the value of a warrant do not necessarily correspond to changes in the value of its underlying security. The price of a warrant may be more volatile than the price of its underlying security, and a warrant may offer greater potential for capital appreciation as well as capital loss. Warrants do not entitle a holder to dividends or voting rights with respect to the underlying security, do not represent any rights in the assets of the issuing company and are subject to the risk that the issuer-counterparty may fail to honor its obligations. A warrant ceases to have value if it is not exercised prior to its expiration date. These factors can make warrants more speculative than other types of investments. Bonds with warrants attached to purchase equity securities have many characteristics of convertible bonds and their prices may, to some degree, reflect the performance of the underlying stock. Bonds also may be issued with warrants attached to purchase additional fixed income securities at the same coupon rate. A decline in interest rates would permit the Fund to buy additional bonds at the favorable rate or to sell the warrants at a profit. If interest rates rise, the warrants would generally expire with no value.
The Fund may from time to time use non-standard warrants, including low exercise price warrants or low exercise price options (“LEPOs”), to gain exposure to issuers in certain countries. LEPOs are different from standard warrants in that they do not give their holders the right to receive a security of the issuer upon exercise. Rather, LEPOs pay the holder the difference in price of the underlying security between the date the LEPO was purchased and the date it is sold. Additionally, LEPOs entail the same risks as other OTC derivatives, including the risks that the counterparty or issuer of the LEPO may not be able to fulfill its obligations, that the holder and counterparty or issuer may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected. Furthermore, while LEPOs may be listed on an exchange, there is no guarantee that a liquid market will exist or that the counterparty or issuer of a LEPO will be willing to repurchase such instrument when the Fund wishes to sell it.

Loans of Portfolio Securities
Subject to certain conditions described in the Prospectus and below, the Fund may make secured loans of its portfolio securities to brokers, dealers and other financial institutions amounting to no more than one-third of its total assets. The risks in lending portfolio securities, as with other extensions of credit, include possible delay in recovery of the securities or possible loss of rights in the collateral should the borrowers (which typically include broker-dealers and other financial services companies) fail financially. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent.
The Fund may invest only the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower. In the case of cash collateral, the Fund typically pays a rebate to the lender. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. The Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of either interest, through investment of cash collateral by the Fund in permissible investments, or a fee, if the collateral is U.S. government securities.
Quantitative Investing
PIMCO employs and/or relies on algorithms, models or other systems in connection with many of its investment activities, including research, forecasting, selection, optimization, order routing, execution, and allocation processes (together, “Systems”). These Systems, which may be employed together and operate without human intervention, rely heavily on the use of proprietary and nonproprietary data, software, hardware, and intellectual property, including data, software and hardware that may be licensed or otherwise obtained from third parties. The use of such Systems has inherent limitations and risks. Although PIMCO seeks to develop and use Systems appropriately and effectively, there can be no assurance that it will successfully do so. The Systems are extremely complex and may involve the use of financial, economic, econometric and statistical theories, research and modeling and related translation into computer code. Errors may occur in the design, writing, testing, validation, monitoring, and/or implementation of Systems, including in the manner in which Systems function together. The effectiveness of Systems may diminish over time, including as a result of market changes and changes in the behavior of market participants. The quality of the resulting analysis, investment selections, portfolio construction, asset allocations, proposed and executed trades, risk management, allocations of investment opportunities and trading strategies depends on a number of factors including the accuracy and quality of data inputs into the Systems, including through automated and manual integration of completed transactions, the mathematical and analytical assumptions and underpinnings of the Systems’ coding, the accuracy in translating those analytics into program code or interpreting the output of a System by another System in order to facilitate a transaction, change in market conditions, the successful integration of the various Systems into the portfolio selection and trading process and whether actual market events correspond to one or more assumptions underlying the Systems. Accordingly, Systems are subject to errors and/or mistakes (“System Incidents”) that may adversely impact the Fund. For example, System Incidents may result in Systems performing in a manner other than as intended, including, but not limited to, failure to achieve desired performance or investment objectives, execution of unanticipated trades or failure or delays in executing intended trades, failure to properly allocate trades, failure to properly gather and organize available data, or failure to identify hedging or other risk management opportunities or targets, all of which may adversely impact the Fund.
PIMCO relies on quantitative models, data, execution and trading algorithms (including, without limitation, algorithms utilized in third-party automated trading platforms that match buyers and sellers based on price and other characteristics of the underlying investment) supplied by third parties for certain funds. Such models, data and algorithms are used to construct sets of transactions and investments, to implement, route, and execute investment decisions, and to provide risk management insights. When the third-party models, data or algorithms prove to be incorrect or incomplete, any decisions or investments made in reliance thereon expose applicable funds to additional risks. For example, PIMCO does not have the same insight or access into the construction, coding or testing of the algorithms, and PIMCO and applicable funds will be exposed to systems, cyber security and other risks associated with the third party models, data or algorithms. For these reasons, and subject to PIMCO satisfying its standard of care, PIMCO generally will not compensate applicable funds for any losses associated with third-party models, data, or algorithms, and applicable funds will bear all such losses. PIMCO, subject to satisfying its standard of care, generally does not expect to disclose certain such events to applicable funds.
The Systems rely heavily on appropriate data inputs and it is impossible and impracticable to factor all relevant, available data into the Systems. PIMCO will use its discretion to determine what data to gather and what subset of data the Systems utilize. In addition, due to the automated nature of gathering data, the volume and depth of data available, the complexity and often manual nature of data cleaning, and the fact that the data may come from third-party sources, it is inevitable that not all desired and/or relevant data will be available to, or processed by, PIMCO at all times. Where incorrect or incomplete data is available, PIMCO may, and often will, continue to generate forecasts and make investment decisions based on the data available. Additionally, PIMCO may determine that certain available data, while potentially useful in generating forecasts and/or making investment decisions, is not cost effective to gather due to, among other factors, the technology costs or third-party vendor costs and, in such cases, PIMCO will not utilize such data. PIMCO has full discretion to select the data it utilizes, and may elect to use or may refrain from using any specific data or type of data in the Systems. The data used in the development and use of Systems may not be the most accurate data available or free of errors.
Further, if incorrect market or other data are entered into an otherwise properly functioning System, the System’s resulting output, including proposed trades or investment recommendations, may be inconsistent with the underlying investment strategy. Even if data is input correctly, prices anticipated by the data through the Systems may differ substantially from market prices, especially for financial instruments with complex characteristics, such as derivatives, in which the Fund may invest. Most Systems require continual monitoring and enhancements, and there is no guarantee that such monitoring and enhancements will be successful or that Systems will operate as intended. The successful deployment of the investment strategy, the portfolio construction process and/or the trading process could be severely compromised by software or hardware malfunctions, viruses, glitches, connectivity loss, system crashes or various other System Incidents, including, in particular, where multiple Systems contribute to the process, in particular where there is no human intervention (e.g., where one System develops a signal or possible trade and another System interprets or optimizes that recommended signal or possible trade to facilitate a trade order, another System routes and executes that trade order, and another System allocates the completed trade, and where this process runs again in reliance on the preceding automated transaction). System Incidents may be difficult to detect and PIMCO may not immediately or ever detect certain System Incidents, which may have an increasing impact on the Fund over time. PIMCO has adopted policies and procedures that it believes are reasonably designed to prevent, detect, escalate and remediate System Incidents. PIMCO will address System Incidents in accordance with this policy but there is no guarantee that measures taken to address a System Incident will be successful.
PIMCO has policies and procedures that address identification and correction of errors that may occur in connection with PIMCO’s management of the Fund and other client accounts (“Trade Errors”). PIMCO generally does not classify System Incidents to be Trade Errors and applicable funds generally will bear all losses associated with System Incidents, subject to PIMCO satisfying its standard of care. Further, PIMCO generally does not expect to disclose System Incidents to the Fund.
With respect to errors in PIMCO’s trade allocation process, whether the result of a System Incident or otherwise, PIMCO will generally seek to take steps it deems appropriate to achieve the intended allocation; however, PIMCO may determine that such intended allocation is no longer possible or desirable. Funds will bear the economic impact, if any, associated with any change to the allocation, subject to PIMCO satisfying its standard of care.
Government Intervention
Governmental and quasi-governmental authorities and regulators throughout the world have in the past responded to major economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, and financial markets, economic relief packages and changes to interest rates. The introduction and adoption of these packages could cause market disruption and volatility. In addition, the end of any such program could cause market downturns, disruptions and volatility, particularly if markets view the ending as premature. There can be no guarantee that any such measures taken in the past or in connection with future events (within the United States or other affected countries throughout the world) will be sufficient to have their intended effect. In addition, an unexpected or quick reversal of such measures could cause market downturns, disruptions, volatility and inflation, which could adversely affect the Fund’s investments.
In addition, federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective. Also, while such legislation or regulations are intended to strengthen markets, systems and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.
The current direction of governments and regulators may have the effect of reducing market liquidity, market resiliency and money supply, whether through higher rates, tighter financial regulations or the Liquidity Rule proposals that may prevent mutual funds from participating in certain markets. During periods when interest rates are low (or negative), the Fund’s yield (or total return) may also be low and fall below zero. Very low or negative interest rates may heighten interest rate risk. The Fund may be subject to heightened levels of interest rate risk because the U.S. Federal Reserve (the “Federal Reserve”) has raised interest rates. To the extent the Federal Reserve continues to raise interest rates, there is a risk that rates across the financial system may rise. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates and/or volatility.
Governments or their agencies may also acquire distressed assets from financial or other institutions and acquire ownership interests in those institutions. Such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Fund has established procedures to assess the liquidity of portfolio holdings and to value instruments for which market prices may not be readily available.
The value of the Fund’s holdings is also generally subject to the risk of future local, national, or global economic disturbances based on unknown weaknesses in the markets in which the Fund invests. In the event of such a disturbance, issuers of securities held by the Fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it is not certain that the U.S. government will intervene in response to a future market disturbance and the effect of any such future intervention cannot be predicted. It is difficult for issuers to prepare for the impact of future financial downturns, although companies can seek to identify and manage future uncertainties through risk management programs.
Special Purpose Acquisition Companies (“SPACs”)
The Fund may invest securities of SPACs or similar special purpose entities that pool funds to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC generally invests its assets (less a portion retained to cover expenses) in US government securities, money market securities or holds cash; if an acquisition that meets the requirements for the SPAC is not completed within a pre-established period of time, the invested funds are returned to the entity’s shareholders unless shareholders approve alternative options. Because SPACs and similar entities are in essence blank check companies without operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. A SPAC’s structure may result in significant dilution of a shareholder’s share value immediately upon the completion of a business combination due to, among other reasons, interests held by the SPAC sponsor, conversion of warrants into additional shares, shares issued in connection with a business combination and/or certain embedded costs. There is no guarantee that the SPACs in which the Fund invests will complete an acquisition or that any acquisitions that are completed will be profitable. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, these securities, whichare typically traded in the over-the-counter market, may be considered illiquid and/or be subject to restrictions on resale.

Artificial Intelligence Risk
PIMCO utilizes artificial intelligence, including so-called “generative AI,” machine learning, and natural language processing techniques (collectively, “AI”) in its business operations, to inform and augment its investment decision making, client services, and other business purposes, including for potential productivity enhancements. In connection with the development, deployment, and use of AI technology, as well as other so-called “big data” analytics practices (which for purposes of this disclosure, refer to the techniques used to collect, clean and analyze large, diverse datasets collected from multiple sources), PIMCO collects a range of data including business and personal information. PIMCO’s ability to use, manage, and aggregate data may be limited by the effectiveness of its policies, systems, and practices that govern how data is acquired, validated, used, stored, protected, processed, and shared. Deficiencies in the practices associated with data collection, training AI technology on large data sets, and big data analytics, and difficulties approximating gaps in data, obtaining data from reliable sources, and validating data could adversely impact the accuracy and effectiveness of AI and “big data” analytics. Failure to manage data effectively and to aggregate data in an accurate and timely manner may limit PIMCO’s ability to manage current and emerging risks and changing business needs and to adapt to the use of new technologies and tools, including those involving AI. AI models that PIMCO uses may rely on historical data or assumptions that may not remain stable over time, or PIMCO may rely on third-party AI models that are upgraded or modified in ways that negatively impact their performance for our specific use cases (“model drift”). If model drift or other model-related deficiencies are not promptly detected and addressed, core business operations that rely on these AI models may be adversely affected. Further, PIMCO may fail to utilize AI tools or features as effectively as other managers, resulting in worse performance or service. Additionally, AI tools may produce biased, inaccurate, misleading, incomplete, or otherwise flawed outputs that could be hard to detect and lead to errors in PIMCO’s and its personnel’s decision-making, portfolio management, or other business activities, which could have a negative impact on PIMCO or on the performance of the Fund. To the extent PIMCO uses such outputs to inform its actions, it could incur operational inefficiencies, competitive harm, brand or reputational harm, or other adverse impacts on its business and operations. As the use and availability of AI tools and features have grown, AI continues to be subject to evolving laws and regulations and has received scrutiny under evolving regulatory expectations.
Regulatory Matters
Financial entities, such as investment companies and investment advisers, are generally subject to extensive government regulation and intervention. Government regulation and/or intervention may change the way the Fund is regulated, affect the expenses incurred directly by the Fund and the value of its investments, affect who can invest in the Fund, and limit and/or preclude the Fund’s ability to achieve its investment objective. Government regulation may change frequently and may have significant adverse consequences on the Fund and on investors. Moreover, government regulation may have unpredictable and unintended effects.
Certain instruments in which the Fund may invest have historically referenced the London Interbank Offered Rate (“LIBOR”) to, among other things, determine payment obligations, financing terms, hedging strategies or investment value. LIBOR was traditionally an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. As of June 30, 2023, LIBOR was determined to be no longer representative but certain settings of LIBOR continued to be published synthetically until September 30, 2024. Publication of all LIBOR settings has since permanently ceased. Alternative reference rates to LIBOR have been established in most major currencies and markets in these new rates are continuing to develop (e.g., the Secured Overnight Financing Rate (SOFR) for USD-LIBOR). While the transition from LIBOR has been substantially completed, there remains residual risks associated with the transition that may impact markets or particular investments and, as such, the full impact of the transition on the Fund or the financial instruments in which the Fund invests cannot yet be fully determined. For example, so-called “tough legacy” contracts have LIBOR interest rate provisions with no fallback provisions contemplating the permanent discontinuation of LIBOR, fallback provisions which may have not effectively resulted in a transition away from LIBOR prior to LIBOR’s replacement date or otherwise have inadequate fallback provisions. On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act was signed into law. This law provides a statutory fallback mechanism on a nationwide basis to replace LIBOR with a benchmark rate that is selected by the Board of Governors of the Federal Reserve System based on SOFR for tough legacy contracts governed by U.S. law. On February 27, 2023, the Federal Reserve System’s final rule in connection with this law became effective, establishing benchmark replacements based on SOFR and Term SOFR (a forward-looking measurement of market expectations of SOFR implied from certain derivatives markets) for applicable tough legacy contracts. Certain of the Fund’s investments may have involved individual tough legacy contracts which may be subject to the Adjustable Interest Rate (LIBOR) Act or were subject to synthetic LIBOR and no assurances can be given that these measures will have had the intended effects.
The SEC has implemented Rule 18f-4, which regulates the use of derivatives, reverse repurchase agreements and certain other transactions by registered investment companies. The Fund’s trading of derivatives and other transactions that create future payment or delivery obligations is subject to value-at-risk (“VaR”) leverage limits and derivatives risk management program and reporting requirements. Generally, these requirements apply unless the Fund satisfies a “limited derivatives users” exception that is included in the final rule. Under the rule, when a fund trades reverse repurchase agreements or similar financing transactions, including certain TOBs, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the fund's asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether the Fund satisfies the limited derivatives users exception, but for funds subject to the VaR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. The SEC also provided guidance in connection with the rule regarding the use of securities lending collateral that may limit the Fund’s securities lending activities. In addition, under the rule, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security (as defined under Section 18(g) of the 1940 Act), provided that, (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). A fund may otherwise engage in when-issued, forward-settling and non-standard settlement cycle securities transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, under the rule, a fund is permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due. These and other proposed and adopted regulatory requirements may limit the ability of the Fund to use derivatives, reverse repurchase agreements and similar financing transactions, when-issued, delayed delivery and forward commitment transactions, and unfunded commitment agreements as part of its investment strategies. These requirements may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors. PIMCO cannot predict the effects of these requirements on the Fund. PIMCO intends to monitor developments and seek to manage the Fund in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.
In December 2023, the SEC adopted rule amendments providing that any covered clearing agency (“CCA”) for U.S. Treasury securities require its direct participants (which generally would be a bank or broker-dealer) to submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which the direct participant is a counterparty. The clearing mandate includes in its scope all repurchase or reverse repurchase agreements of such direct participants collateralized by U.S. Treasury securities (collectively, “Treasury repo transactions”) of a type accepted for clearing by a registered CCA, including both bilateral Treasury repo transactions and triparty Treasury repo transactions where a bank agent provides custody, collateral management and settlement services.
The Treasury repo transactions of registered funds with any direct participants of a CCA will be subject to the mandatory clearing requirement.
On February 25, 2025, the SEC extended the compliance date applicable to the clearing mandate for Treasury repo transactions. Under the extended compliance date, market participants, absent an exemption, will be required to clear Treasury repo transactions under the rule as of June 30, 2027. The clearing mandate is expected to result in a fund being required to clear all or substantially all of its Treasury repo transactions as of the compliance date, and the fund may incur costs in connection with entering into new agreements (or amending existing agreements) with direct participants of a CCA and potentially other market participants and taking other actions to comply with the new requirements. In addition, upon the compliance date taking effect, the costs and benefits of entering into Treasury repo transactions to a fund may be impacted as compared to Treasury repo transactions a fund may enter prior to the compliance date. PIMCO will monitor developments in the Treasury repo transactions market as the implementation period progresses.

In August 2024, the SEC adopted amendments to the reporting requirements on Form N-PORT and Form N-CEN. Under the amendments, funds must file Form N-PORT reports on a monthly basis within 30 days of month end, and each report will be made public 60 days after month end. Additionally, funds will be required to identify and provide certain information about liquidity service providers on Form N-CEN, including the asset classes for which the liquidity service provider provided liquidity classifications and whether the provider was hired or terminated during the period. The compliance date for the amendments to Form N-CEN is November 17, 2025. On April 16, 2025, the SEC extended the compliance date for Form N-PORT amendments to November 17, 2027.
On February 18, 2026, the SEC extended the compliance date for Form N-PORT reporting requirements related to the Names Rule to November 17, 2027 for fund groups with net assets of $10 billion or more. In addition, on February 18, 2026, the SEC proposed amendments to certain reporting requirements on Form N-PORT that would, if adopted, provide that monthly reports must be filed within 45 days of month end and reduce the frequency of publication of reports on Form N-PORT from monthly (within 60 days of each month end) to quarterly (within 60 days after fiscal quarter end).
On July 16, 2026, the SEC proposed Regulation E-Delivery, which would establish a principles-based framework permitting issuers, broker-dealers, investment companies, investment advisers, transfer agents, and other persons required to deliver information under the Federal securities laws to deliver required regulatory disclosures, reports and other materials electronically without first obtaining affirmative consent from investors and other recipients. If adopted, Regulation E-Delivery would replace the SEC’s current patchwork of interpretative guidance, exemptive rules, and document-specific delivery requirements with a single framework that permits electronic delivery by default in almost all cases. Regulation E-Delivery would also rescind Rule 30e-3 under the 1940 Act, which currently permits certain registered investment companies to satisfy shareholder report delivery obligations through a “notice and access” model and amend rules in Regulations 14A and 14C and Rule 14d-5 under the Securities Exchange Act of 1934, as amended, to facilitate consistency with the new e-delivery framework. The proposal’s impact on the Funds will not be known unless and until any final rulemaking is adopted.
In addition, regulatory actions or actions taken by law enforcement entities in the United States or outside of the United States may also adversely affect the Fund's investments. For example, assets that become subject to sanctions or that are involved in illegal activities such as money laundering or kleptocracy, may be seized, subject to forfeiture, frozen or otherwise become unmarketable, will lose value or become worthless and consequently adversely affect the Fund’s value. Actions such as geographical targeting orders for, or new rulemaking related to, real estate investments, money services businesses or other geographic target orders issued by FinCEN may also lengthen the settlement process, make a real estate asset less liquid and harder to sell, and/or increase costs associated with these portfolio investments.
Commodity Pool Operators and Commodity Trading Advisors. The CFTC has adopted regulations that subject registered investment companies and their investment advisers to regulation by the CFTC if the registered investment company invests more than a prescribed level of its liquidation value in futures, options on futures or commodities, swaps, or other financial instruments regulated under the CEA and the rules thereunder (“commodity interests”), or if the Fund markets itself as providing investment exposure to such instruments. The Investment Manager is registered with the CFTC as a CPO however, with respect to the Fund, the Investment Manager has claimed an exclusion from registration as a CPO pursuant to CFTC Rule 4.5. For the Investment Manager to remain eligible for this exclusion, the Fund must adhere to the CFTC’s regulations that subject registered investment companies and their investment advisers to regulation by the CFTC if the registered investment company invests more than a prescribed level of its liquidation value in futures, options on futures, most swaps, or other financial instruments regulated under the CEA, and the rules thereunder, or if the Fund markets itself as providing investment exposure to such instruments. These limitations may restrict the Fund’s ability to pursue its investment objective and strategies, increase the costs of implementing its strategies, result in higher expenses for the Fund, and/or adversely affect the Fund’s total return. In the event that the Fund’s investments in commodity interests are not within the thresholds set forth in the exclusion, PIMCO may be required to register as a CPO and/or “commodity trading advisor” with the CFTC with respect to the Fund. In this case, the Fund’s expenses may increase, adversely affecting that Fund’s total return. Additionally, under CFTC rules, certain mandated disclosure, reporting and recordkeeping obligations will apply to the Adviser with respect to the Fund.

Participation on Creditors Committees
Generally, when the Fund holds bonds or other similar fixed income securities of an issuer, the Fund becomes a creditor of the issuer. If the Fund is a creditor of an issuer, it may be subject to challenges related to the securities that it holds, either in connection with the bankruptcy of the issuer or in connection with another action brought by other creditors of the issuer, shareholders of the issuer or the issuer itself (collectively, “restructuring transactions”). Although under no obligation to do so, PIMCO, as investment adviser to the Fund, may from time to time have an opportunity to consider, on behalf of the Fund and other similarly situated clients, negotiating or otherwise participating in the restructuring of the Fund’s portfolio investment or the issuer of such investment. PIMCO, in its judgment and discretion and based on the considerations deemed by PIMCO to be relevant, may believe that it is in the best interests of the Fund to negotiate or otherwise participate in a restructuring. Accordingly, and subject to applicable procedures approved by the Board, the Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may subject the Fund to expenses such as legal fees and may make the Fund an “insider” of the issuer for purposes of the federal securities laws, and therefore may restrict the Fund’s ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so. Participation by the Fund on such committees also may expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors. Similarly, subject to the above-mentioned procedures, PIMCO may actively participate in bankruptcy court and related proceedings on behalf of the Fund in order to protect the Fund’s interests in connection with a restructuring transaction, and PIMCO may cause the Fund to enter into an agreement reasonably indemnifying third parties or advancing from the Fund’s assets any legal fees or other costs to third parties, including parties involved in or assisting the Fund with a restructuring transaction, such as trustees, servicers and other third parties. Further, PIMCO has the authority, subject to the above-mentioned procedures, to represent the Fund on creditors’ committees (or similar committees) or otherwise in connection with the restructuring of an issuer’s debt and generally with respect to challenges related to the securities held by the Fund relating to the bankruptcy of an issuer or in connection with another action brought by other creditors of the issuer, shareholders of the issuer or the issuer itself.
Short-Term Investments/Temporary Defensive Strategies
The Fund may make short-term investments when attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO. Upon PIMCO’s recommendation, for temporary defensive purposes, the Fund may invest up to 100% of its net assets in investment grade debt securities, including high quality, short-term debt instruments, credit-linked trust certificates and/or index futures contracts or similar derivative instruments. Such investments may prevent the Fund from achieving its investment objective.
Subsidiaries
The Fund may execute its strategy by investing through its Subsidiaries. The Fund will treat a Subsidiary's assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17). In addition, PIMCO and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to a Subsidiary’s investment advisory contract. The Fund does not currently intend to sell or transfer all or any portion of its ownership interest in a Subsidiary. The Fund reserves the right to establish additional Subsidiaries through which the Fund may execute its strategy.
Tax Consequences
The Fund’s investments in certain securities and transactions described above will potentially be limited by its intention to qualify and be eligible for treatment as a RIC, and can limit the Fund’s ability to qualify and be treated as such. In addition, the Fund’s utilization of certain investment instruments may alter the amount, timing and character of the Fund’s income, and, in turn, of the Fund’s distributions to its shareholders, relative to other means of achieving similar investment exposure. In certain circumstances, the Fund may be required to sell assets in order to meet RIC distribution requirements even when investment considerations make such sales otherwise undesirable. For more information concerning these requirements and the taxation of the Fund’s investments, see “Taxation” below.

INVESTMENT RESTRICTIONS
Fundamental Investment Restrictions
Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the Fund’s outstanding Common Shares and, if issued, preferred shares voting together as a single class, and of the holders of a majority of the outstanding preferred shares voting as a separate class:
(1)
Purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value at the time of investment) would be invested in a single industry (for purposes of this restriction, investment companies are not considered to be part of any industry). The Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers, which for purposes of this investment restriction the Fund treats collectively as an industry or group of related industries.
(2)
Purchase or sell real estate, although it may purchase securities secured by real estate or interests therein, or securities issued by companies that invest in real estate, or interests therein.
(3)
Purchase or sell commodities or commodities contracts or oil, gas or mineral programs. This restriction shall not prohibit the Fund, subject to restrictions described in the Prospectus and elsewhere in this Statement of Additional Information, from purchasing, selling or entering into futures contracts, options on futures contracts, forward contracts, or any interest rate, securities-related or other derivative instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.
(4)
Borrow money or issue any senior security, except to the extent permitted under the 1940 Act and as interpreted, modified, or otherwise permitted from time to time by regulatory authority having jurisdiction.
(5)
Make loans, except to the extent permitted under the 1940 Act, as interpreted, modified, or otherwise permitted from time to time by regulatory authority having jurisdiction.
(6)
Act as an underwriter of securities of other issuers, except to the extent that in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under the federal securities laws.
In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding Common Shares and, if issued preferred shares voting together as a single class, and of the holders of a majority of the outstanding preferred shares voting as a separate class:
(a)
The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
(b)
The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.
(c)
There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value (“NAV”) applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).
In addition, the Fund will not, with respect to 75% of its total assets, purchase the securities of any issuer, except securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities issued by other investment companies, if, as a result, (i) more than 5% of the Fund’s total assets would be invested in the securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.
Other Information Regarding Investment Restrictions
Subject to the Fund’s self-imposed limitations, if any, as they may be amended from time to time, the Fund interprets its policies with respect to leverage and borrowing, issuing senior securities and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to exemptive order of the SEC.

Currently, under the 1940 Act, the Fund may generally not lend money or property to any person, directly or indirectly, if such person controls or is under common control with the Fund, except for a loan from the Fund to a company that owns all of the outstanding securities of the Fund, except directors’ and qualifying shares.
The phrase “shareholder approval,” as used in the Prospectus and this Statement of Additional Information, and the phrase a “majority of the outstanding,” when used with respect to particular shares of the Fund (whether voting together as a single class or voting as separate classes), means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of such shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.
Unless otherwise indicated, all limitations applicable to the Fund’s investments (as stated above and elsewhere in this Statement of Additional Information or in the Prospectus) apply only at the time a transaction is entered into. Any subsequent change in the percentage of the Fund’s assets invested in certain securities or other instruments resulting from market fluctuations or other changes in the Fund’s total assets will not require the Fund to dispose of an investment.
Under the Fund’s policy in paragraph (2) above in “Fundamental Investment Restrictions,” for example, where the Fund purchases a loan or other security secured by real estate or interests therein, in the event of a subsequent default, foreclosure, or similar event, the Fund may take possession of and hold the underlying real estate in accordance with its rights under the initial security and subsequently sell or otherwise dispose of such real estate.
Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.
For purposes of applying the terms of the Fund’s policy in the first sentence of paragraph (1) above in “Fundamental Investment Restrictions” (the “industry concentration policy”), PIMCO will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each security or instrument in which the Fund invests. The definition of what constitutes a particular “industry” is an evolving one, particularly for industries or sectors within industries that are new or are undergoing rapid development. Some securities could reasonably fall within more than one industry category. The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of utilities). For purposes of the industry concentration policy, investments in securities of a single foreign government represent investments in a separate industry, although currency positions are not considered to be an investment in a foreign government for these purposes. For purposes of the industry concentration policy, the Fund will associate, to the extent practicable, each privately issued ABS held by the Fund (not including for these purposes mortgage-related assets, in which the Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the ABS, as determined by PIMCO. Tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund’s industry concentration policy.
To the extent that an underlying investment company in which the Fund invests has adopted a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company’s concentration policy into consideration for purposes of the Fund’s own industry concentration policy.
For purposes of applying the terms of the policy in the second sentence of paragraph (1) above, mortgage-related assets means any security, instrument or other asset that is related to U.S. or non U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities or by non-U.S. governments or authorities, such as, without limitation, securities representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including REMICs, which could include Re-REMICs, mortgage pass-through securities, inverse floaters, collateralized mortgage obligations, collateralized loan obligations, multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and mortgage-related loans (including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Such mortgage loans may include non-performing loans, which may include (but not be limited to) loans where a borrower is delinquent in payments or loans that are in or close to default, and reperforming loans (“RPLs”), which are loans that have previously been delinquent but are current at the time securitized.
Except as otherwise required by applicable regulation, for purposes of its investment policies and restrictions, the Fund may value derivative instruments at market value, notional value or full exposure (i.e., the sum of the notional amount for the contract plus the market value), or any combination of the foregoing (e.g., notional value for purposes of calculating the numerator and market value for purposes of calculating the denominator for compliance with a particular policy or restriction). For example, the Fund may value credit default swaps at full exposure value for purposes of any credit quality guidelines because such value in general better reflects the Fund’s actual economic exposure during the term of the credit default swap agreement. As a result, the Fund may, at times, have notional exposure to an asset class (before netting) that is greater or lesser than the stated limit or restriction noted in the Fund’s Prospectus. In this context, both the notional amount and the market value may be positive or negative depending on whether the Fund is selling or buying protection through the credit default swap. The manner in which certain securities or other instruments are valued by the Fund for purposes of applying investment policies and restrictions may differ from the manner in which those investments are valued by other types of investors. Amendments to Rule 35d-1 under the Act adopted in September 2023 modify the circumstances under which a fund may deviate from its 80% investment policy and address the calculation methodology of derivatives instruments for purposes of Rule 35d-1. Accordingly, changes to the Fund’s calculation methodology for derivatives instruments for purposes of Rule 35d-1 consistent with such amendments and applicable regulatory interpretations thereof will not constitute a change to the Fund’s policy adopted pursuant to Rule 35d-1 and will not require notice or shareholder approval.
From time to time, the Fund may voluntarily participate in actions (for example, rights offerings, conversion privileges, exchange offers, credit event settlements, etc.) including, but not limited to, where the issuer or counterparty offers securities or instruments to holders or counterparties, such as the Fund, and the acquisition is determined to be beneficial to Fund shareholders (“Voluntary Action”). Notwithstanding any percentage investment limitation listed under this “Investment Restrictions” section or any percentage investment limitation of the 1940 Act or rules thereunder, if the Fund has the opportunity to acquire a permitted security or instrument through a Voluntary Action, and the Fund will exceed a percentage investment limitation following the acquisition, it will not constitute a violation if, prior to the receipt of the securities or instruments and after announcement of the offering, the Fund sells an offsetting amount of assets that are subject to the investment limitation in question at least equal to the value of the securities or instruments to be acquired.
Unless otherwise indicated, all percentage limitations on Fund investments (as stated throughout this Statement of Additional Information or in the Prospectus) that are not: (i) specifically included in this “Investment Restrictions” section; or (ii) imposed by the 1940 Act, rules thereunder, the Code or related regulations (the “Elective Investment Restrictions”), will apply only at the time of investment unless the acquisition is a Voluntary Action. For the avoidance of doubt, unless otherwise stated, all percentage limitations on Fund investments that are (i) specifically included in the “Fundamental Investment Restrictions” section; or (ii) Elective Investment Restrictions, will apply at the time of investment. In addition, and notwithstanding the foregoing, for purposes of this policy, certain Non-Fundamental Investment Restrictions, as noted above, are also considered Elective Investment Restrictions. The percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund's acquisition of securities or instruments through a Voluntary Action. Certain percentage limitations or absolute prohibitions stated in certain Elective Investment Restrictions by their terms apply only with respect to specific securities or instruments as opposed to asset classes or economic exposures represented by such securities or instruments; for purposes of applying such limitations or prohibitions, the Fund may not count investments in derivatives or other instruments that are not the specific securities or instruments limited or prohibited by the express terms of the Elective Investment Restriction. In such cases, the Fund may obtain greater economic exposure to asset classes represented by such specific securities or instruments because such exposure is not restricted by the express terms of the Elective Investment Restriction.
The Fund may engage in roll-timing strategies where the Fund seeks to extend the expiration or maturity of a position, such as a forward contract, futures contract or TBA transaction, on an underlying asset by closing out the position before expiration and contemporaneously opening a new position with respect to the same underlying asset that has substantially similar terms except for a later expiration date. Such “rolls” enable the Fund to maintain continuous investment exposure to an underlying asset beyond the expiration of the initial position without delivery of the underlying asset. Similarly, as certain standardized swap agreements transition from OTC trading to mandatory exchange-trading and clearing due to the implementation of Dodd-Frank Act regulatory requirements, the Fund may “roll” an existing OTC swap agreement by closing out the position before expiration and contemporaneously entering into a new exchange-traded and cleared swap agreement on the same underlying asset with substantially similar terms except for a later expiration date. These types of new positions opened contemporaneous with the closing of an existing position on the same underlying asset with substantially similar terms are collectively referred to as “Roll Transactions.” Elective Investment Restrictions (defined in the preceding paragraph), which normally apply at the time of investment, do not apply to Roll Transactions (although Elective Investment Restrictions will apply to the Fund’s entry into the initial position). In addition and notwithstanding the foregoing, for purposes of this policy, those Non-Fundamental Investment Restrictions that are considered Elective Investment Restrictions for purposes of the policy on Voluntary Actions (described in the preceding paragraph) are also Elective Investment Restrictions for purposes of this policy on Roll Transactions. The Fund will test for compliance with Elective Investment Restrictions at the time of the Fund’s initial entry into a position, but the percentage limitations and absolute prohibitions set forth in the Elective Investment Restrictions are not applicable to the Fund’s subsequent acquisition of securities or instruments through a Roll Transaction.
For purposes of applying the terms of the Fund’s policy in paragraph (6) above in “Fundamental Investment Restrictions,” under the federal securities laws, underwriting securities generally involves purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. The Fund’s limitation with respect to underwriting securities is not applicable to the extent that, in connection with the disposition of portfolio securities (including by securitization), the Fund may be deemed an underwriter under the federal securities laws.
Management of the Fund
Trustees and Officers
The business of the Fund is managed under the direction of the Board. Subject to the provisions of the Fund’s Amended and Restated Agreement and Declaration of Trust, as may be amended from time to time (the “Declaration”), its Bylaws, as may be amended from time to time (the “Bylaws”) and Massachusetts law, the Trustees have all powers necessary and convenient to carry out their responsibilities, including the election and removal of the Fund’s officers.
Board Leadership Structure. The Board consists of seven Trustees, five of whom are not “interested persons” (within the meaning of Section 2(a)(19) of the 1940 Act) of the Fund or of the Investment Manager (the “Independent Trustees”), which represents approximately 71% of the Trustees that are Independent Trustees. An Independent Trustee serves as Chair of the Board and is selected by a vote of the majority of the Independent Trustees. The Chair of the Board presides at meetings of the Board, acts as a liaison with service providers, officers, attorneys and other Trustees generally between meetings, and performs such other functions as may be requested by the Board from time to time.
The Board meets regularly four times each year to discuss and consider matters concerning the Fund, and also holds special meetings to address matters arising between regular meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel.
The Board has established five standing Committees to facilitate the Trustees’ oversight of the management of the Fund: the Audit Oversight Committee, the Governance and Nominating Committee, the Valuation Oversight Committee, the Contracts Committee and the Performance Committee. The functions and role of each Committee are described below under “Committees of the Board of Trustees.” The membership of each Committee (other than the Performance Committee) consists of only the Independent Trustees. The Performance Committee consists of all the Trustees. The Independent Trustees believe that participation on each Committee allows them to participate in the full range of the Board’s oversight duties.
The Board reviews its leadership structure periodically and has determined that this leadership structure, including an Independent Chair, a supermajority of Independent Trustees and Committee membership limited to Independent Trustees (with the exception of the Performance Committee), is appropriate in light of the characteristics and circumstances of the Fund. In reaching this conclusion, the Board considered, among other things, the predominant role of PIMCO in the day-to-day management of Fund affairs, the extent to which the work of the Board is conducted through the Committees, the number of funds in the Fund Complex (as defined below) overseen by Board members, the variety of asset classes those funds include, the assets of the Fund and the other funds in the Fund Complex and the management, distribution and other service arrangements of the Fund and such other funds. The Board also believes that its structure, including the presence of two Trustees who are or have been executives with PIMCO or PIMCO-affiliated entities, facilitates an efficient flow of information concerning the management of the Fund to the Independent Trustees.
Risk Oversight. The Fund has retained PIMCO to provide investment advisory services and administrative services. Accordingly, PIMCO is immediately responsible for the management of risks that may arise from Fund investments and operations. Some employees of PIMCO serve as the Fund’s officers, including the Fund’s principal executive officer and principal financial and accounting officer, chief compliance officer and chief legal officer. PIMCO and the Fund’s other service providers have adopted policies, processes and procedures to identify, assess and manage different types of risks associated with the Fund’s activities. The Board oversees the performance of these functions by PIMCO and the Fund’s other service providers, both directly and through the Committee structure it has established. The Board receives from PIMCO a wide range of reports, both on a regular and as-needed basis, relating to the Fund’s activities and to the actual and potential risks of the Fund. These include reports on investment and market risks, custody and valuation of Fund assets, compliance with applicable laws, and the Fund’s financial accounting and reporting. The Board also regularly will receive, from the Fund’s principal underwriter, reports regarding distribution, sales and marketing of the Fund’s shares.
In addition, the Board meets periodically with the individual portfolio managers of the Fund or their delegates to receive reports regarding the portfolio management of the Fund and its performance, including its investment risks. In the course of these meetings and discussions with PIMCO, the Board has emphasized to the Manager the importance of PIMCO maintaining vigorous risk management programs and procedures with respect to the Fund.
In addition, the Board has appointed a Chief Compliance Officer (“CCO”). The CCO oversees the development of compliance policies and procedures that are reasonably designed to manage the risk of violations of the federal securities laws (“Compliance Policies”). The CCO reports directly to the Independent Trustees, interacts with individuals within PIMCO’s organization, and provides presentations to the Board at its quarterly meetings and an annual report on the application of the Compliance Policies. The Board periodically discusses relevant risks affecting the Fund with the CCO at these meetings. The Board has approved the Compliance Policies and reviews the CCO’s reports. Further, the Board annually reviews the sufficiency of the Compliance Policies, as well as the appointment and compensation of the CCO.
The Board recognizes that the reports it receives concerning risk management matters are, by their nature, typically summaries of the relevant information. Moreover, the Board recognizes that not all risks that may affect the Fund can be identified in advance; that it may not be practical or cost-effective to eliminate or mitigate certain risks; that it may be necessary to bear certain risks (such as investment-related risks) in seeking to achieve the Fund’s investment objective; and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness.
The Trustees and officers of the Fund, their year of birth, the positions they hold with the Fund, their term of office and length of time served, a description of their principal occupations during the past five years, the number of portfolios in the Fund Complex (as defined below) that the Trustee oversees and any other public company directorships held by the Trustee are listed in the two tables immediately following. Except as shown, each Trustee’s and officer’s principal occupation and business experience for the last five years have been with the employer(s) indicated, although in some cases the Trustee may have held different positions with such employer(s).
The charts below identify the Trustees and executive officers of the Fund. Unless otherwise indicated, the business address of all persons below is c/o Pacific Investment Management Company LLC, 1633 Broadway, New York, New York 10019.

Independent Trustees(1)
Name and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee During the Past 5 Years
Alan Rappaport 1953	Chair of the Board, Trustee	Chair of the Board (January 2026 – Present); Trustee since Inception
Director, Victory Capital Holdings,
Inc., an asset management firm (since
2013). Formerly, Adjunct Professor,
New York University Stern School of
Business (2011-2020); Lecturer,
Stanford University Graduate School
of Business (2013-2020); Advisory
Director (formerly Vice Chairman),
Roundtable Investment Partners
(2009-2018); Member of Board of
Overseers, NYU Langone Medical
Center (2015-2016); Trustee,
American Museum of Natural History
(2005-2015); Trustee, NYU Langone
Medical Center (2007-2015); and Vice
Chairman (formerly, Chairman and
President), U.S. Trust (formerly,
Private Bank of Bank of America, the
predecessor entity of U.S. Trust)
(2001-2008).
				24	Trustee, Allianz Funds (2010-2021); Chairman of the Board of Trustees, Virtus Closed-End Funds (2021-2023)
Sarah E. Cogan 1956	Trustee	Since 2019	Retired Partner, Simpson Thacher & Bartlett LLP (law firm) (1989-2018); Director, Girl Scouts of Greater New York, Inc. (since 2016); and Trustee, Natural Resources Defense Council, Inc. (since 2013).	24	Trustee, Allianz Funds (2019-2021); Trustee, Virtus Funds (2021-Present)
Kathleen A. McCartney 1955	Trustee	Since 2022
Director (since 2013) and President
(since 2020), Five Colleges, Inc.,
consortium of liberal arts colleges and
universities; President Emerita, Smith
College (since 2023). Formerly,
President, Smith College (2013-2023);
Director, American Council on
Education Board of Directors,
(2015-2019); Director, Consortium on
Financing Higher Education Board of
Directors (2015-2019); Director, edX
Board of Directors, online course
provider (2012-2013); Director,
Bellwether Education Partners Board,
national nonprofit organization
(2010-2013); Dean, Harvard Graduate
School of Education (2006-2013); and
Trustee, Tufts University (2007-2013).
				24	None.
Mark Michel(4) 1965	Trustee	Since 2025	Formerly, Audit Partner, Ernst & Young, a global accounting firm (2004-2025).	24	None

Name and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee During the Past 5 Years
Sonya Morris(4) 1962	Trustee	Since 2025	Formerly, Managing Director, Harbor Capital Advisors, an investment adviser (2013 -2022); and Senior Investment Consultant (2010 -2013) and Senior Mutual Fund Analyst and Editorial Director (2004 -2010), Morningstar, Inc., a global provider of investment data and research.	24	Trustee and Investment Committee Chair, City of Cincinnati Employee Retirement System, a public pension fund (Since 2023).
Interested Trustees(4)
Name, Address and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee During the Past 5 Years
Libby D. Cantrill(5)(6) 1977	Trustee	Since 2023	Managing Director, Head of Public Policy, PIMCO (since 2007); Institutional Account Manager, PIMCO (2007-2010); Legislative Aide, House of Representatives (2003-2005); and Investment Banking Analyst, Morgan Stanley (2000-2003).	24	Member of the Board of Directors, Covenant House New York (2021-Present); Member of the Board, Securities Industry and Financial Markets Association (2022-Present)
David Flattum(5)(6) 1964	Trustee	Since 2024	Consultant, PIMCO (2023-present); Global General Counsel, PIMCO (2006-2023); General Counsel and Chief Operating Officer, Allianz Asset Management of America (2001-2006).	24	None
(1)
“Independent Trustees” are those Trustees who are not “interested persons” of the Fund (as defined in Section 2(a)(19) of the 1940 Act).
(2)
Under the Fund’s Amended and Restated Agreement and Declaration of Trust, a Trustee serves until his or her retirement, removal, disqualification, resignation or replacement.
(3)
The Term “Fund Complex” as used herein includes the Fund and any other registered investment company (i) that holds itself out to investors as a related company for purposes of investment and investor services; or (ii) for which PIMCO or an affiliate of PIMCO serves as primary investment adviser.
(4)
Mr. Michel and Ms. Morris were each appointed as a Trustee of the Fund effective September 18, 2025.
(5)
Ms. Cantrill and Mr. Flattum are each an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, due to their affiliations with PIMCO and its affiliates.
(6)
Ms. Cantrill's and Mr. Flattum's business address is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

Executive Officers
Name, Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Eric D. Johnson 1970[1]	President	Since July 2026
Executive Vice President and
Co-Head of Americas Funds
Business Group, PIMCO.
President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Keisha Audain-Pressley 1975	Chief Compliance Officer	Since 2018
Executive Vice President and
Deputy Chief Compliance Officer,
PIMCO. Chief Compliance
Officer, PIMCO-Managed Funds,
PIMCO Flexible Real Estate
Income Fund, PIMCO Funds,
PIMCO Variable Insurance Trust,
PIMCO ETF Trust, PIMCO
Equity Series, PIMCO Equity
Series VIT and PIMCO Capital
Solutions BDC Corp.

Ryan G. Leshaw[1] 1980	Chief Legal Officer and Secretary	Chief Legal Officer since 2019; Secretary since 2024
Executive Vice President and
Deputy General Counsel, PIMCO.
Chief Legal Officer and Secretary,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series,
PIMCO Equity Series VIT and
PIMCO Capital Solutions BDC
Corp. Director, PFLEX REIT
LLC. Chief Legal Officer, PIMCO
Asset-Based Lending Co LLC.

Joshua D. Ratner 1976	Senior Vice President	Since July 2026
Executive Vice President and
Head of Americas Operations –
Client, Legal and Funds; Deputy
General Counsel, PIMCO. Senior
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT. Director, PIMCO
Canada Corp. Member, PIMCO
Aurora LLC. Director, PFLEX
REIT LLC.

Name, Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Peter G. Strelow[1] 1970	Senior Vice President	Since 2019
Managing Director and Co-Chief
Operating Officer, PIMCO. Senior
Vice President, PIMCO-Managed
Funds, PIMCO Funds, PIMCO
Variable Insurance Trust, PIMCO
ETF Trust, PIMCO Equity Series
and PIMCO Equity Series VIT.
Formerly, Chief Administrative
Officer, PIMCO.

Douglas B. Burrill 1980	Vice President	Since 2022
Executive Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series, PIMCO Equity
Series VIT and PIMCO Capital
Solutions BDC Corp.

Carol K. Chan[1] 1982	Vice President	Since 2024
Senior Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Alyssa M. Creighton[1] 1974	Vice President	Since 2024
Senior Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series, PIMCO Equity
Series VIT and PIMCO Capital
Solutions BDC Corp.

Jason R. Duran[1] 1977	Vice President	Since 2023	Senior Vice President, PIMCO. Vice President, PIMCO-Managed Funds, PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series and PIMCO Equity Series VIT.
Michele N. Ellis 1975	Vice President	Since 2024
Vice President, PIMCO. Vice
President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Name, Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Kenneth W. Lee[1] 1972	Vice President	Since 2022
Senior Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series, PIMCO Equity
Series VIT and PIMCO Capital
Solutions BDC Corp.

Greg J. Mason[2] 1980	Vice President	Since 2023
Senior Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Colleen P. McLaughlin[2] 1983	Vice President	Since 2024
Senior Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Shiv Narain[1] 1981	Vice President	Since 2024
Executive Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Keith A. Werber[1] 1973	Vice President	Since 2022
Executive Vice President, PIMCO.
Vice President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series, PIMCO Equity
Series VIT and PIMCO Capital
Solutions BDC Corp.

Paul T. Wildermuth[1] 1979	Vice President	Since 2024
Vice President, PIMCO. Vice
President, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Name, Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Bijal Y. Parikh[1] 1978	Treasurer	Since 2021
Executive Vice President, PIMCO.
Treasurer, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT. Director, PFLEX
REIT LLC.

Brandon T. Evans[1] 1982	Deputy Treasurer	Since 2022
Senior Vice President, PIMCO.
Deputy Treasurer,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series and
PIMCO Equity Series VIT.

Erik C. Brown[2] 1967	Assistant Treasurer	Since inception
Executive Vice President, PIMCO.
Assistant Treasurer,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series,
PIMCO Equity Series VIT and
PIMCO Capital Solutions BDC
Corp.

Russel B. Davenport[2] 1986	Assistant Treasurer	Since July 2026
Senior Vice President, PIMCO.
Assistant Treasurer,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series and
PIMCO Equity Series VIT.

Laine E. Pacetti[1] 1989	Assistant Treasurer	Since 2024
Vice President, PIMCO. Assistant
Treasurer, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Jason R. Stern 1979	Assistant Treasurer	Since 2024
Vice President, PIMCO. Assistant
Treasurer, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Name, Address and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past 5 Years
Paul J. Vitale[2] 1980	Assistant Treasurer	Since July 2026
Senior Vice President, PIMCO.
Assistant Treasurer,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series and
PIMCO Equity Series VIT.

Chi H. Vu1 1983	Assistant Treasurer	Since 2024
Vice President, PIMCO. Assistant
Treasurer, PIMCO-Managed
Funds, PIMCO Flexible Real
Estate Income Fund, PIMCO
Funds, PIMCO Variable Insurance
Trust, PIMCO ETF Trust, PIMCO
Equity Series and PIMCO Equity
Series VIT.

Myung F. Shin[1] 1986	Assistant Secretary	Since July 2026
Vice President and Counsel,
PIMCO. Assistant Secretary,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series,
PIMCO Equity Series VIT and
PIMCO Capital Solutions BDC
Corp.

Morgan F. Willard 1994	Assistant Secretary	Since July 2026
Vice President and Counsel,
PIMCO. Assistant Secretary,
PIMCO-Managed Funds, PIMCO
Flexible Real Estate Income Fund,
PIMCO Funds, PIMCO Variable
Insurance Trust, PIMCO ETF
Trust, PIMCO Equity Series,
PIMCO Equity Series VIT and
PIMCO Capital Solutions BDC
Corp.

(1)
The business address of these officers is “c/o” Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.
(2)
The business address of these officers is “c/o” Pacific Investment Management Company LLC, 401 Congress Ave., Austin, Texas 78701.
Each of the Fund’s executive officers is an “interested person” of the Fund (as defined in Section 2(a)(19) of the 1940 Act) as a result of his or her position(s) set forth in the table above.
Trustee Qualifications
The Board has determined that each Trustee is qualified to serve as such based on several factors (none of which alone is decisive). Each Trustee is knowledgeable about the Fund’s business and service provider arrangements, in part because he or she serves as trustee or director to a number of other investment companies advised by PIMCO and/or its affiliates with similar arrangements to that of the Fund, or has had significant experience in the investment management and/or financial services industries, or has other experience deemed qualifying by the Board. Among the factors the Board considers when concluding that an individual is qualified to serve on the Board were the following: (i) the individual’s business and professional experience and accomplishments; (ii) the individual’s ability to work effectively with other members of the Board; (iii) the individual’s prior experience, if any, serving on the boards of public companies (including, where relevant, other investment companies) and other complex enterprises and organizations; and (iv) how the individual’s skills, experiences and attributes would contribute to an appropriate mix of relevant skills and experience on the Board.
In respect of each current Trustee, the individual’s substantial professional accomplishments and prior experience, including, in some cases, in fields related to the operations of the Fund, were a significant factor in the determination by the Board that the individual is qualified to serve as a Trustee of the Fund. The following is a summary of various qualifications, experiences and skills of each Trustee (in addition to business experience during the past five years set forth in the table above) that contributed to the Board’s conclusion that an individual is qualified to serve on the Board. References to qualifications, experiences and skills are not intended to hold out the Board or individual Trustees as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.
Libby D. Cantrill — Ms. Cantrill has substantial experience in the investment management industry. Ms. Cantrill has more than 20 years of investment experience and is the Head of Public Policy and is a managing director in PIMCO's portfolio management group. In her role, she analyzes policy and political risk for the firm's Investment Committee and leads U.S. policymaker engagement and policy strategy for the firm. She also works closely with PIMCO's Global Advisory Board and has served as a rotating member of the firm's Executive Committee. Ms. Cantrill is a Chartered Financial Analyst charterholder.
Sarah E. Cogan — Ms. Cogan has substantial legal experience in the investment management industry, having served as a partner at a large international law firm in the corporate department for over 25 years and as former head of the registered funds practice. She has extensive experience in oversight of investment company boards through her experience as counsel to the Independent Trustees of certain PIMCO-Managed Funds and as counsel to other independent trustees, investment companies and asset management firms.
David Flattum— Mr. Flattum joined PIMCO as Global General Counsel in 2006. Previously, he was General Counsel and Chief Operating Officer of Allianz Asset Management of America and a partner at the law firm of Latham & Watkins, specializing in mergers and acquisitions. He has served in numerous leadership capacities, including as Chair of PIMCO’s Audit, Risk, Conflicts, and Pricing Committees and as Chief Legal Officer for the PIMCO Funds. He retired from his role as Global General Counsel of PIMCO at the end of 2023 and has continued to stay engaged with PIMCO as a consultant.
Kathleen A. McCartney — Ms. McCartney has substantial board experience, having served on a number of nonprofit boards, as trustee of Tufts University, director of the American Council on Education, director of the Consortium on Financing Higher Education, founding board member of edX, and director of the Bellwether Education Partners board. She also has substantial senior executive experience as the President Emerita and former President of Smith College and director of Five Colleges, Inc.
Mark Michel — Mr. Michel has substantial experience in the investment management industry, having served as a partner at a large audit and consulting firm in the wealth and asset management practice for over 20 years. He has extensive experience in the oversight of audits for large mutual fund complexes and other financial institutions. He also serves as the Audit Oversight Committee’s Chair and has been determined by the Board to be an “audit committee financial expert.
Sonya Morris — Ms. Morris has substantial senior executive experience in the investment management industry, having served as a managing director at a large asset manager. She has extensive experience in oversight of investment managers and with institutional and retail distribution channels through her experience at asset management and investment research companies. In addition, she has served as trustee and investment committee chair of a midsized public pension fund. Ms. Morris is a Chartered Financial Analyst charterholder.
Alan Rappaport — Mr. Rappaport has substantial senior executive experience in the financial services industry. He formerly served as Chairman and President of the Private Bank of Bank of America and as Vice Chairman of U.S. Trust and as an Advisory Director of an investment firm.

Committees of the Board of Trustees
Audit Oversight Committee. The Board has established an Audit Oversight Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), currently consisting of Messrs. Michel and Rappaport and Mses. Cogan, McCartney, and Morris, each of whom is an Independent Trustee. Mr. Michel is the current Chair of the Fund’s Audit Oversight Committee.
The Audit Oversight Committee provides oversight with respect to the internal and external accounting and auditing procedures of the Fund and, among other things, determines the selection of an independent registered public accounting firm for the Fund and considers the scope of the audit, approves all audit and permitted non-audit services proposed to be performed by those auditors on behalf of the Fund and approves non-audit services to be performed by the auditors for certain affiliates, including PIMCO and entities in a control relationship with PIMCO that provide services to the Fund where the engagement relates directly to the operations and financial reporting of the Fund. The Audit Oversight Committee considers the possible effect of those services on the independence of the Fund’s independent registered public accounting firm.
During the fiscal year ended June 30, 2026, the Audit Oversight Committee met three times. Each member of the Fund’s Audit Oversight Committee is “independent,” as independence for audit committee members is defined in the currently applicable listing standards of the New York Stock Exchange (“NYSE”).
Governance and Nominating Committee. The Board has established a Governance and Nominating Committee composed solely of Independent Trustees, currently consisting of Messrs. Michel and Rappaport and Mses. Cogan, McCartney, and Morris. Ms. McCartney is the current Chair of the Governance and Nominating Committee. The primary purposes and responsibilities of the Governance and Nominating Committee are: (i) advising and making recommendations to the Board on matters concerning Board governance and related Trustee practices, and (ii) the screening and nomination of candidates for election to the Board as Independent Trustees.
The responsibilities of the Governance and Nominating Committee include considering and making recommendations to the Fund’s Board regarding: (1) governance, retirement and other policies, procedures and practices relating to the Board and the Trustees; (2) in consultation with the Chair of the Board, matters concerning the functions and duties of the Trustees and committees of the Board; (3) the size of the Board and, in consultation with the Chair of the Board, the Board’s committees and their composition; and (4) Board and committee meeting procedures. The Committee will also periodically review and recommend for approval by the Board the structure and levels of compensation and any related benefits to be paid or provided by the Fund to the Independent Trustees for their services on the Board and any committees on the Board.
The Governance and Nominating Committee is responsible for reviewing and recommending qualified candidates to the Board in the event that a position is vacated or created or when Trustees are to be re-elected. During the fiscal year ended June 30, 2026, the Governance and Nominating Committee met three times. Each member of the Fund’s Governance and Nominating Committee is “independent,” as independence for audit committee members is defined in the currently applicable listing standards of the NYSE.
Qualifications, Evaluation and Identification of Trustee Nominees. The Governance and Nominating Committee of the Fund requires that Trustee candidates have a college degree or equivalent business experience. When evaluating candidates, the Governance and Nominating Committee may take into account a wide variety of factors including, but not limited to: (i) availability and commitment of a candidate to attend meetings and perform his or her responsibilities on the Board, (ii) relevant industry and related experience, (iii) educational background, (iv) ability, judgment and expertise and (v) overall diversity of the Board’s composition. The process of identifying nominees involves the consideration of candidates recommended by one or more of the following sources: (i) the Fund’s current Trustees, (ii) the Fund’s officers, (iii) the Fund’s investment adviser, (iv) the Fund’s shareholders and (v) any other source the Committee deems to be appropriate. The Governance and Nominating Committee may, but is not required to, retain a third-party search firm at the Fund’s expense to identify potential candidates.
Consideration of Candidates Recommended by Shareholders. The Governance and Nominating Committee will review and consider nominees recommended by shareholders to serve as Trustees, provided that the recommending shareholder follows the “Procedures for Shareholders to Submit Nominee Candidates”, which are set forth as Appendix A to the Fund’s Governance and Nominating Committee Charter and attached as Appendix A to this

Statement of Additional Information. Among other requirements, these procedures provide that the recommending shareholder must submit any recommendation in writing to the Fund, to the attention of the Fund’s Secretary, at the address of the principal executive offices of the Fund. Once each quarter, if any shareholder recommendations have been received by the Secretary during the quarter, the Secretary will inform the Committee of the new shareholder recommendations. Because the Fund does not hold annual or other regular meetings of shareholders for the purpose of electing Trustees, the Committee will accept shareholder recommendations on a continuous basis. Any recommendation must include certain biographical and other information regarding the candidate and the recommending shareholder, and must include a written and signed consent of the candidate to be named as a nominee and to serve as a Trustee if elected. The foregoing description of the requirements is only a summary. Please refer to Appendix A to the Governance and Nominating Committee Charter, which is attached to this Statement of Additional Information as Appendix A for details.
The Governance and Nominating Committee has full discretion to reject nominees recommended by shareholders, and there is no assurance that any such person properly recommended and considered by the Committee will be nominated for election to the Board.
Diversity. The Governance and Nominating Committee takes diversity of a particular nominee and overall diversity of the Board into account when considering and evaluating nominees for Trustee. The Board has adopted a diversity policy and, when considering a nominee’s and the Board’s diversity, the Committee generally considers the manner in which each nominee’s professional experience, education, expertise in matters that are relevant to the oversight of the Fund (e.g., investment management, distribution, accounting, trading, compliance, legal), general leadership experience and life experience are complementary and, as a whole, contribute to the ability of the Board to oversee the Fund.
Valuation Oversight Committee. The Board has established a Valuation Oversight Committee, currently consisting of Messrs. Michel and Rappaport and Mses. Cogan, McCartney and Morris. Mr. Michel is the current Chair of the Valuation Oversight Committee. The Valuation Oversight Committee has been delegated responsibility by the Board for overseeing determination of the fair value of the Fund’s portfolio securities and other assets. The Valuation Oversight Committee reviews and approves procedures for the fair valuation of the Fund’s portfolio securities and periodically reviews reports and assessments provided by the Investment Manager pursuant to the Fund's valuation procedures and the Investment Manager's pricing policy. With respect to the fair valuation of portfolio securities for which market quotations are not readily available, the Investment Manager has been designated as “Valuation Designee” for the Fund in accordance with Rule 2a-5 under the 1940 Act. The Fund's Valuation Oversight Committee reports to the Board periodically as to the Committee's activities and oversight of the Investment Manager's administration of the Fund's valuation procedures and the Valuation Designee's carrying out of its responsibilities under Rule 2a-5.
During the fiscal year ended June 30, 2026, the Valuation Oversight Committee met four times.
Contracts Committee. The Board has established a Contracts Committee, currently consisting of Messrs. Michel and Rappaport and Mses. Cogan, McCartney, and Morris. Ms. Cogan serves as the current Chair of the Fund’s Contracts Committee. The Contracts Committee meets as the Board deems necessary to review the performance of, and the reasonableness of the fees paid to, as applicable, the Fund’s investment adviser(s) and any sub-adviser(s), administrators(s) and principal underwriters(s) and to make recommendations to the Board regarding the approval and continuance of the Fund’s contractual arrangements for investment advisory, sub-advisory, administrative and distribution services, as applicable. The Contracts Committee also may review and evaluate the terms of other contracts or amendments thereto with the Fund’s other major service providers at the Board’s request.
During the fiscal year ended June 30, 2026, the Contracts Committee met three times.
Performance Committee. The Board has established a Performance Committee, currently consisting of Messrs. Flattum, Michel and Rappaport and Mses. Cantrill, Cogan, McCartney, and Morris. Ms. Morris is the current Chair of the Performance Committee. The Performance Committee’s responsibilities include reviewing the performance of the Fund and any changes in investment philosophy, approach and personnel of the Investment Manager.
During the fiscal year ended June 30, 2026, the Performance Committee met four times.

Securities Ownership
For each Trustee, the following table discloses the dollar range of equity securities in the Fund beneficially owned by the Trustee and, on an aggregate basis, in any registered investment companies overseen by the Trustee within the Fund’s family of investment companies as of December 31, 2025:
Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies*
Independent Trustees
Sarah E. Cogan	None	Over $100,000
Kathleen A. McCartney	None	Over $100,000
Mark Michel**	None	None
Sonya Morris**	None	None
Alan Rappaport	None	Over $100,000
Interested Trustees
Libby D. Cantrill	None	None
David Flattum	None	None
*
The term “Family of Investment Companies” as used herein includes the Fund and the following registered investment companies: PIMCO California Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO New York Municipal Income Fund II, PIMCO Access Income Fund, PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Dynamic Income Fund, PIMCO Dynamic Income Opportunities Fund, PIMCO Dynamic Income Strategy Fund, PIMCO Global StocksPLUS® & Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PCM Fund, Inc., PIMCO Strategic Income Fund, Inc., PIMCO Flexible Emerging Markets and Income Fund, PIMCO California Flexible Municipal Income Fund, PIMCO Flexible Municipal Income Fund and each series of PIMCO Managed Accounts Trust.
**
Mr. Michel and Ms. Morris were each appointed as a Trustee of the Fund effective September 18, 2025.
To the Fund’s knowledge, the following table provides information regarding each class of securities owned beneficially in an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Fund as of December 31, 2025 by Independent Trustees and their immediate family members:
Name of Trustee	Name of Owners and Relations to Trustee	Company	Title of Class	Value of Securities	Percent of Class
Sarah E. Cogan	None	N/A	N/A	N/A	N/A
Kathleen A. McCartney	None	N/A	N/A	N/A	N/A
Mark Michel*	None	N/A	N/A	N/A	N/A
Sonya Morris*	None	N/A	N/A	N/A	N/A
Alan Rappaport	None	N/A	N/A	N/A	N/A
*
Mr. Michel and Ms. Morris were each appointed as a Trustee of the Fund effective September 18, 2025.
To the best of the Fund’s knowledge, as of September 30, 2026, the Fund’s officers and Trustees as a group owned less than 1% of the outstanding Common Shares.

Except as noted below in the table, to the Fund’s knowledge, no persons own of record 5% or more of any class of the Fund’s shares, and no person is reflected on the books and records of the Fund as owning beneficially 5% or more of the outstanding shares of any class of the Fund as of October 6, 2026.
Name/Address of Shareholder	Share Class	Percentage of Class
CHARLES SCHWAB & CO INC SPECIAL CUSTODY A/C FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN ST SAN FRANCISCO CA 94105-1901	Institutional	32.04%*
CHIBERRY CREEK LLC, 8 POWERS DR WILBRAHAM MA 01095-2640	Class A-1	40.90%
XXXXXXX XXXXX XXXXX XXXXXXXX X XXXXX JTWROS, XXXXX XXXXXX XX WESTMINSTER CO 80031-5046	Class A-1	28.53%
SEP FBO XXXX X XXXXX PERSHING LLC AS CUSTODIAN, XXXX XXXXX XXXXXXXXX XX TULSA OK 74135-7516	Class A-1	9.46%
XXXXXX X XXXXX XXX, XXX XXXXXXXXX XX XXXX XX NEW ORLEANS LA 70113-1015	Class A-1	9.44%
XXXXXXX XXXXXXXXX XXX XXX XX/XX/XXXX, XX XXX XXX SAINT JAMES NY 11780-0514	Class A-1	5.34%
*
The Individual/entity owned 25% or more of the outstanding shares of beneficial interest of the Fund, and therefore may be presumed to “control” the Fund, as that term is defined in the 1940 Act. A control person may be able to determine the outcome of a matter put to a shareholder vote. It is anticipated that these parties will eventually no longer be control persons of the Fund over time, due to the continuous offering of the Fund’s Common Shares.
Trustees’ Compensation
Each of the Independent Trustees also serves as a trustee of PIMCO California Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO New York Municipal Income Fund II, PIMCO Access Income Fund, PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Dynamic Income Fund, PIMCO Dynamic Income Opportunities Fund, PIMCO Dynamic Income Strategy Fund, PIMCO Global StocksPLUS® & Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PCM Fund, Inc. and PIMCO Strategic Income Fund, Inc., each a closed-end management investment company for which PIMCO serves as investment manager (together, the “PIMCO Closed-End Funds”), as well as PIMCO Flexible Emerging Markets and Income Fund, PIMCO California Flexible Municipal Income Fund and PIMCO Flexible Municipal Income Fund, each a closed-end management investment company that is operated as an “interval fund” for which the Investment Manager serves as investment manager (the “PIMCO Interval Funds”), and PIMCO Managed Accounts Trust (“PMAT”), an open-end investment management company with multiple series for which PIMCO serves as investment adviser and administrator (together with the PIMCO Closed-End Funds and the PIMCO Interval Funds, the “PIMCO-Managed Funds”).
Effective January 1, 2026, each Independent Trustee receives annual compensation of $275,000 for his or her service on the Boards of the PIMCO-Managed Funds, payable quarterly; the Independent Chair of the Boards receives an additional $100,000 per year, payable quarterly; the Audit Oversight Committee Chair receives an additional $35,000 annually, payable quarterly; the Governance and Nominating Committee Chair receives an additional $15,000 annually, payable quarterly; the Performance Committee Chair receives an additional $15,000 annually, payable quarterly; the Valuation Oversight Committee Chair receives an additional $10,000 annually, payable quarterly; and the Contracts Committee Chair receives an additional $30,000 annually, payable quarterly. Trustees are also reimbursed for meeting related expenses.
Each Trustee’s compensation for his or her service as a Trustee on the Boards of the PIMCO-Managed Funds and other costs in connection with joint meetings of such Funds are allocated among the PIMCO-Managed Funds, as applicable, on the basis of fixed percentages as among PMAT, the PIMCO Interval Funds and the PIMCO Closed-End Funds. Trustee compensation and other costs are then further allocated pro rata among the individual funds within each grouping based on each such fund’s relative net assets.

The Fund has no employees. The Fund’s officers and Interested Trustees (Ms. Cantrill and Mr. Flattum) are compensated by PIMCO or its affiliates, as applicable.
The Trustees do not currently receive any pension or retirement benefits from the Fund or the Fund Complex (see below).
The following table sets forth information regarding the compensation received by the Independent Trustees for the fiscal year ended June 30, 2026. For the calendar year ended December 31, 2025, the Independent Trustees received the compensation set forth in the table below for serving as Trustees of the Fund and other funds in the same Fund Complex as the Fund. Each officer and each Trustee who is a director, officer, partner, member or employee of the Investment Manager, or of any entity controlling, controlled by or under common control with the Investment Manager, including any Interested Trustee, serves without any compensation from the Fund.
Name of Trustee	Aggregate Compensation from the Fund for the Fiscal Year Ended June 30, 2026#	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund Complex Paid to the Trustees for the Calendar Year Ended December 31, 2025*
Sarah E. Cogan	$87,029	N/A	N/A	$305,000
Deborah A. DeCotis**	$48,235	N/A	N/A	$375,000
Kathleen A. McCartney	$40,028	N/A	N/A	$275,000
Mark Michel***	$32,418	N/A	N/A	$68,750
Sonya Morris***	$30,299	N/A	N/A	$68,750
Alan Rappaport	$47,098	N/A	N/A	$290,000
E. Grace Vandecruze****	$22,743	N/A	N/A	$320,000
#
Ms. Cantrill and Mr. Flattum are interested persons of the Fund and do not receive compensation from the Fund for their services as Trustees.
*
The Term “Fund Complex” as used herein includes the Fund and any other registered investment company (i) that holds itself out to investors as a related company for purposes of investment and investor services; or (ii) for which PIMCO or an affiliate of PIMCO serves as primary investment adviser.
**
Ms. DeCotis retired from the Board of the Fund as of March 6, 2026. In connection with her retirement, Ms. DeCotis entered into an agreement pursuant to which she was engaged as a consultant to the Board on an as-requested basis through December 31, 2026. Pursuant to the consulting agreement, for the calendar year 2026, Ms. DeCotis was paid the equivalent of one year of her prior Independent Trustee compensation from the Fund Complex of $275,000.
***
Mr. Michel and Ms. Morris were each appointed as a Trustee of the Fund effective September 18, 2025.
****
Ms. Vandecruze retired from the Board of the Fund as of December 31, 2025.
Codes of Ethics
The Fund, PIMCO and PIMCO Investments LLC, the Fund’s principal underwriter, have each adopted a code of ethics under Rule 17j-1 of the 1940 Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. The codes of ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Investment Manager
PIMCO, a Delaware limited liability company, serves as investment manager to the Fund pursuant to an investment management agreement (the “Investment Management Agreement”) between PIMCO and the Fund.

PIMCO is located at 650 Newport Center Drive, Newport Beach, California 92660. PIMCO had approximately $2.29 trillion of assets under management as of September 30, 2026, including $1.90 trillion in third-party client assets.
PIMCO is a majority owned subsidiary of Allianz Asset Management of America LLC (“Allianz Asset Management”) with a minority interest held by Allianz Asset Management U.S. Holding II LLC, each, a Delaware limited liability company, and by certain current and former officers of PIMCO. Allianz Asset Management was organized as a limited liability company under Delaware law in 2000. Allianz Asset Management of America LP (“AAM LP”) merged with Allianz Asset Management, with the latter being the surviving entity, effective January 1, 2023. Following the merger, Allianz Asset Management is PIMCO LLC's managing member and direct parent entity. Through various holding company structures, Allianz Asset Management is majority owned by Allianz SE. Allianz SE is a European based, multinational insurance and financial services holding company and a publicly traded German company.
The management and operational oversight of Allianz Asset Management are carried out by its Management Board, the sole member of which is currently Tucker J. Fitzpatrick.
As of the date of this Statement of Additional Information, there are no significant institutional shareholders of Allianz SE. Absent an SEC exemption or other regulatory relief, the Fund generally is precluded from effecting principal transactions with brokers that are deemed to be affiliated persons of the Fund or PIMCO, and the Fund’s ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker is subject to restrictions. Similarly, the Fund’s ability to utilize the affiliated brokers for agency transactions is subject to the restrictions of Rule 17e-1 under the 1940 Act. PIMCO does not believe that the restrictions on transactions with the affiliated brokers described above will materially adversely affect its ability to provide services to the Fund, the Fund’s ability to take advantage of market opportunities, or the Fund’s overall performance.
Investment Management Agreement
The Fund pays for the advisory and supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”).
PIMCO, subject to the supervision of the Board, is responsible for providing investment guidance and policy direction in connection with the management of the Fund, including oral and written research, analysis, advice, and statistical and economic data and information. Consistent with the investment objective, policies and restrictions applicable to the Fund, PIMCO determines the securities and other assets to be purchased or sold by the Fund and determines what portion, consistent with any applicable investment restrictions, shall be invested in securities or other assets, and what portion, if any, should be held uninvested. Under the Investment Management Agreement, the Fund has the benefit of the investment analysis and research, the review of current economic conditions and trends and the consideration of long-range investment policy generally available to investment advisory clients of PIMCO.
Under the terms of the Investment Management Agreement, PIMCO is obligated to manage the Fund in accordance with applicable laws and regulations. PIMCO’s investment advisory services to the Fund are not exclusive under the terms of the Investment Management Agreement. PIMCO is free to, and does, render investment advisory services to others.
In addition, under the terms of the Investment Management Agreement, subject to the general supervision of the Board, PIMCO provides or causes to be furnished all supervisory and administrative and other services reasonably necessary for the operation of the Fund under the unified management fee, including but not limited to the supervision and coordination of matters relating to the operation of the Fund, including any necessary coordination among the custodian, transfer agent, dividend disbursing agent, and recordkeeping agent (including pricing and valuation of the Fund), accountants, attorneys, and other parties performing services or operational functions for the Fund; the provision of adequate personnel, office space, communications facilities, and other facilities necessary for the effective supervision and administration of the Fund, as well as the services of a sufficient number of persons competent to perform such supervisory and administrative and clerical functions as are necessary for compliance with federal securities laws and other applicable laws; the maintenance of the books and records of the Fund; the preparation of all federal, state, local and foreign tax returns and reports for the Fund; the preparation, filing and distribution of any proxy materials (except as provided below), periodic reports to shareholders and other regulatory filings; the provision of administrative services to shareholders for the Fund including the maintenance of a shareholder information telephone number, the provision of certain statistical information and performance of the Fund, an internet website (if requested), and maintenance of privacy protection systems and procedures; the preparation and filing of such registration statements and other documents with such authorities as may be required to register a new class of shares of the Fund; the taking of other such actions as may be required by applicable law (including establishment and maintenance of a compliance program for the Fund); and the provision of administrative services to shareholders as necessary, including: the maintenance of a shareholder call center; shareholder transaction processing; the provision of certain statistical information and performance of the Fund; a web servicing platform and internet website; access by PIMCO representatives to databases to assist with shareholder inquiries and reports; oversight of anti-money laundering monitoring systems and procedures; repurchase fee application and monitoring systems and procedures (if applicable); and processing of client registration applications.
Under the Investment Management Agreement, PIMCO will pay all expenses incurred by it in connection with its obligations under the Investment Management Agreement with respect to the Fund, with the exception of certain expenses that are assumed by the Fund pursuant to the Investment Management Agreement. In addition, PIMCO is responsible for the following costs and expenses: expenses of all audits by the Fund’s independent public accountants; expenses of the Fund’s transfer agent, registrar, dividend disbursing agent, and recordkeeping agent; expenses and fees paid to agents and intermediaries for sub-transfer agency, sub-accounting and other shareholder services on behalf of shareholders of Shares of the Fund (or Shares of a particular Share class) held through omnibus and networked, record shareholder accounts (together, “Sub-Transfer Agency Expenses”), except where Sub-Transfer Agency Expenses are paid pursuant to a Rule 12b-1 or similar plan adopted by the Board; expenses of the Fund’s custodial services, including any recordkeeping services provided by the custodian; expenses of obtaining quotations for calculating the value of the Fund’s net assets; expenses of maintaining the Fund’s tax records; certain expenses and fees, including legal fees, incident to meetings of the Fund’s shareholders; certain expenses associated with the preparation, printing and distribution of the Fund’s prospectuses, notices and proxy statements, press releases and reports to existing shareholders; certain expenses associated with the preparation and filing of registration statements and updates thereto and reports with regulatory bodies; expenses associated with the maintenance of the Fund’s existence and qualification to do business; expenses (including registration fees) of issuing, redeeming and repurchasing (including expenses associated with the Fund’s repurchases pursuant to Rule 23c-3 under the 1940 Act); expenses associated with registering and qualifying for sale Common Shares with federal and state securities authorities following the initial registration of its Common Shares under the Securities Act (i.e., that are not organizational and offering expenses of the Fund specified below) and following any registration of a new class of shares of the Fund subsequent to its initial registration; and the expense of qualifying and listing existing Common Shares with any securities exchange or other trading system; the Fund’s ordinary legal fees, including the legal fees that arise in the ordinary course of business for a Massachusetts business trust, registered as a closed-end management investment company and, as applicable, that operates as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act, or that is listed for trading with a securities exchange or other trading system; costs of printing certificates representing Common Shares of the Fund, if any; the Fund’s pro rata portion of the fidelity bond required by Section 17(g) of the 1940 Act, or other insurance premiums; and organizational and offering expenses, including registration (including share registration) fees, legal, marketing, printing, accounting and other expenses, in connection with any registration of a new class of shares of the Fund subsequent to its initial registration.
The Fund (and not PIMCO) is responsible for certain fees and expenses that are not covered by the unified management fee under the Investment Management Agreement. These include salaries and other compensation or expenses, including travel expenses, of any of the Fund’s executive officers and employees, if any, who are not officers, directors, shareholders, members, partners or employees of PIMCO or its subsidiaries or affiliates; taxes and governmental fees, if any, levied against the Fund; brokerage fees and commissions, and other portfolio transaction expenses incurred by or for the Fund (including, without limitation, fees and expenses of outside legal counsel or third-party consultants retained in connection with reviewing, negotiating and structuring specialized loans and other investments made by the Fund, and any costs associated with originating loans, asset securitizations, alternative lending-related strategies and so-called “broken-deal costs” (e.g., fees, costs, expenses and liabilities, including, for example, due diligence-related fees, costs, expenses and liabilities, with respect to unconsummated investments)); expenses of the Fund’s securities lending (if any), including any securities lending agent fees, as governed by a separate securities lending agreement; costs, including interest expenses, of borrowing money or engaging in other types of leverage financing including, without limitation, through the use by the Fund of reverse repurchase agreements, dollar rolls/buybacks, bank borrowings, credit facilities and TOBs; costs, including dividend and/or interest expenses and other costs (including, without limitation, offering and related legal costs, fees to brokers, fees to auction agents, fees to transfer agents, fees to ratings agencies and fees to auditors associated with satisfying ratings agency requirements for preferred shares or other securities issued by the Fund and other related requirements in the Fund’s organizational documents) associated with the Fund’s issuance, offering, redemption and maintenance of any preferred shares, commercial paper or other instruments (such as the use of reverse repurchase agreements, dollar rolls/buybacks, bank borrowings, credit facilities and TOBs) for the purpose of incurring leverage; fees and expenses of any underlying funds or other pooled vehicles in which the Fund invests; dividend and interest expenses on short positions taken by the Fund; fees and expenses, including travel expenses, and fees and expenses of legal counsel retained for their benefit, of Trustees who are not officers, employees, partners, shareholders or members of PIMCO or its subsidiaries or affiliates; extraordinary expenses, including extraordinary legal expenses, as may arise, including, without limitation, expenses incurred in connection with litigation, proceedings, other claims, and the legal obligations of the Fund to indemnify its Trustees, officers, employees, shareholders, distributors and agents with respect thereto; fees and expenses, including legal, printing and mailing, solicitation and other fees and expenses associated with and incident to shareholder meetings and proxy solicitations involving contested elections of Trustees, shareholder proposals or other non-routine matters that are not initiated or proposed by Fund management; organizational and offering expenses of the Fund, including registration (including Share registration fees), legal, marketing, printing, accounting and other expenses, associated with organizing the Fund in its state of jurisdiction and in connection with the initial registration of the Fund under the 1940 Act and the initial registration of its Common Shares under the Securities Act (i.e., through the effectiveness of the Fund’s initial registration statement on Form N-2) and fees and expenses associated with seeking, applying for and obtaining formal exemptive, no-action and/or other relief from the SEC in connection with the issuance of multiple share classes; except as otherwise provided as an expense of PIMCO, any expenses allocated or allocable to a specific class of Common Shares, including without limitation sub-transfer agency expenses and distribution and/or service fees paid pursuant to a Rule 12b-1 or similar plan adopted by the Board for a particular share class; and expenses of the Fund which are capitalized in accordance with generally accepted accounting principles.
The REIT Subsidiary may enter into a separate contract with PIMCO whereby PIMCO would provide investment management and other services to the REIT Subsidiary. In consideration of these services, the REIT Subsidiary would pay PIMCO a management fee. PIMCO may determine to reduce the Fund’s unified management fee in an amount equal to the management fee payable by the REIT Subsidiary to PIMCO. The REIT Subsidiary’s management fee would be the sole liability of the REIT Subsidiary and the Fund would not be directly liable to PIMCO for any portion of such fee.
PIMCO may earn a profit on the management fee paid by the Fund. Also, under the terms of the Investment Management Agreement, PIMCO, and not Common Shareholders, would benefit from any price decreases in third-party services, including decreases resulting from an increase in net assets.
The Investment Management Agreement was initially approved by the Trustees of the Fund (including all of the Trustees who are not “interested persons” of the Fund) at a meeting held for such purpose. A discussion regarding the basis for Board approval of the Fund's Investment Management Agreement is available in the Fund's annual report to shareholders for the fiscal year ended June 30, 2026. The Investment Management Agreement will remain in full force and effect, unless sooner terminated by the Fund, until August 1, 2027 and shall continue thereafter on an annual basis provided that such continuance is specifically approved at least annually (i) by the vote of a majority of the outstanding voting securities of the Fund or by the Fund’s Board; and (ii) by the vote, cast in person at a meeting called for such purpose, of a majority of the Fund’s Independent Trustees. It can also be terminated with respect to the Fund at any time, without payment of any penalty by a vote of a majority of the outstanding voting securities of the Fund or by a vote of a majority of the Fund’s entire Board on 60 days’ written notice to PIMCO, or by PIMCO on 60 days’ written notice to the Fund. Additionally, the Investment Management Agreement will terminate automatically in the event of its assignment. The Investment Management Agreement may not be materially amended with respect to the Fund without a vote of a majority of the outstanding voting securities of the Fund.
Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Investment Manager an annual fee, payable monthly, in an amount equal to the lesser of (i) 1.30% of the Fund’s average daily “total managed assets” (as defined below) and (ii) 1.75% of the Fund’s average daily net assets (excluding daily net assets attributable to any preferred shares of the Fund that may be outstanding). “Total managed assets” means the total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, borrowings and preferred shares that may be outstanding, if any) minus accrued liabilities (other than liabilities representing reverse repurchase agreements, dollar rolls/buybacks, and borrowings). For purposes of calculating “total managed assets,” the liquidation preference of any preferred shares outstanding is not considered a liability. By way of clarification, with respect to any reverse repurchase agreement, dollar roll or similar transaction, “total managed assets” includes any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date. In addition, for purposes of calculating “total managed assets,” the Fund’s derivative investments will be valued based on their market value. All fees and expenses are accrued daily and deducted before the payment of dividends to investors. Average daily net asset value includes total assets of the Fund minus accrued liabilities. For purposes of calculating the Fund’s management fee, the Fund’s “average daily net assets” shall not include daily net assets attributable to any preferred shares of the Fund that may be outstanding.
Because the management fee received by PIMCO is based on the average daily total managed assets of the Fund which includes total assets of the Fund (including assets attributable to any reverse repurchase agreements, dollar rolls/buybacks, TOBs, borrowings and preferred shares that may be outstanding, if any), PIMCO has a financial incentive for the Fund to utilize reverse repurchase agreements, dollar rolls/buybacks, and borrowings or to issue preferred shares, which may create a conflict of interest between PIMCO, on the one hand, and Common Shareholders, on the other hand.
The Investment Management Agreement provides that neither PIMCO nor its members, officers, directors or employees shall be subject to any liability for, or any damages, expenses or losses incurred in connection with, any act or omission or mistake in judgment connected with or arising out of any services rendered under the Investment Management Agreement, except by reason of willful misfeasance, bad faith or gross negligence in performance of PIMCO’s duties, or by reason of reckless disregard of PIMCO’s obligations and duties under the Investment Management Agreement.
PIMCO does not currently receive a management fee from any Subsidiary.
Pursuant to the Investment Management Agreement, the Fund paid the Investment Manager the following amounts for the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024:
Fiscal Year	Management Fee Paid by Fund
June 30, 2026	$71,206,103
June 30, 2025	$62,414,780
June 30, 2024	$60,852,404
In rendering investment advisory services to the Fund, PIMCO may use the resources of one or more foreign (non-U.S.) affiliates that are not registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) (the “PIMCO Overseas Affiliates”), to provide portfolio management, research and trading services to the Fund under the Memorandums of Understanding (“MOUs”). Each of the PIMCO Overseas Affiliates are Participating Affiliates of PIMCO as that term is used in relief granted by the staff of the SEC allowing U.S. registered advisers to use investment advisory and trading resources of unregistered advisory affiliates subject to the regulatory supervision of the registered adviser. Each PIMCO Overseas Affiliate and any of their respective employees who provide services to the Funds are considered under the MOUs to be “associated persons” of PIMCO as that term is defined in the Advisers Act for purposes of PIMCO’s required supervision.
Expense Limitation Agreement
PIMCO has contractually agreed, through November 1, 2027, to waive its management fee, or reimburse the Fund, to the extent that organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustees' fees the (“Specified Expenses”) exceed 0.07% of the Fund's average daily net assets (the “Expense Limit”). Under the Expense Limitation Agreement, if, in any month in which the investment management agreement is in effect, the estimated annualized Specified Expenses for that month are less than the Expense Limit, PIMCO is entitled to reimbursement by the Fund of any portion of the management fee waived or reduced as set forth above (the “Reimbursement Amount”) within thirty-six months of the time of the waiver, provided that such amount paid to PIMCO will not: (1) together with the annualized Specified Expenses exceed, for such month, the Expense Limit; (2) exceed the total Reimbursement Amount; or (3) include any amounts previously reimbursed to PIMCO. For the avoidance of doubt, any reimbursement of PIMCO’s management fee pursuant to the expense limitation agreement plus any recoupment of Specified Expenses will not exceed the lesser of (i) the expense limit in effect at the time of waiver or reimbursement and (ii) the expense limit in effect at the time of recoupment. This expense limitation agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then-current term, or unless the Fund terminates the agreement upon 90 days notice or the Fund’s investment management agreement with PIMCO terminates.
Management Fees Waived and Recouped
For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, management fees were waived or recouped by PIMCO in the following amounts:
Fiscal Year	Management Fees Waived	Previously Waived Management Fees Recouped
June 30, 2026	$0	$0
June 30, 2025	$0	$0
June 30, 2024	$0	$0
Portfolio Managers
Other Accounts Managed
The portfolio managers who are collectively responsible for the Fund’s overall investment portfolio, and those with portfolio management responsibilities focused on particular sectors represented in the Fund’s portfolio, also manage the other registered investment companies, other pooled investment vehicles and/or other accounts indicated below. The following table identifies, as of June 30, 2026: (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by the portfolio managers (exclusive of the Fund); and (ii) the total assets of such other companies, vehicles and accounts, and the number and total assets of such other companies, vehicles and accounts with respect to which the management fee is based on performance.
	Total Number of Other Accounts	Total Assets of All Other Accounts (in $ millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $ millions)
Daniel J. Ivascyn
Registered Investment Companies	26	$352,035.19	0	$0.00
Other Pooled Investment Vehicles	29	$176,347.72	13	$23,324.32
Other Accounts	26	$3,934.65	1	$320.81
Alfred T. Murata
Registered Investment Companies	25	$321,077.29	0	$0.00
Other Pooled Investment Vehicles	24	$78,441.37	6	$15,417.66
Other Accounts	6	$2,980.77	0	$0.00
Jamie Weinstein
Registered Investment Companies	3	$2,725.92	0	$0.00
Other Pooled Investment Vehicles	10	$14,464.59	5	$11,621.26
Other Accounts	1	$1,050.69	0	$0.00
Jason Steiner
Registered Investment Companies	2	$211.99	0	$0.00
Other Pooled Investment Vehicles	33	$21,404.09	14	$15,481.80
Other Accounts	2	$1,189.10	0	$0.00
Josh Anderson
Registered Investment Companies	8	$259,010.96	0	$0.00
Other Pooled Investment Vehicles	20	$15,780.15	10	$12,422.49
Other Accounts	2	$118.69	0	$0.00
Russell Gannaway
Registered Investment Companies	4	$1,401.65	0	$0.00
Other Pooled Investment Vehicles	15	$19,920.32	10	$19,717.30
Other Accounts	0	$0.00	0	$0.00

	Total Number of Other Accounts	Total Assets of All Other Accounts (in $ millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $ millions)
Jason Duko
Registered Investment Companies	8	$24,463.11	0	$0.00
Other Pooled Investment Vehicles	10	$1,483.08	0	$0.00
Other Accounts	2	$1,816.12	0	$0.00
Matthew Tuten
Registered Investment Companies	2	$1,165.10	0	$0.00
Other Pooled Investment Vehicles	2	$6,387.75	2	$6,387.75
Other Accounts	0	$0.00	0	$0.00
Michael Chiao
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	0	$0.00	0	$0.00
Other Accounts	0	$0.00	0	$0.00
Vineet Agrawal
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	2	$344.00	1	$252.42
Other Accounts	0	$0.00	0	$0.00
Will Dionisio
Registered Investment Companies	0	$0.00	0	$0.00
Other Pooled Investment Vehicles	0	$0.00	0	$0.00
Other Accounts	0	$0.00	0	$0.00
Conflicts of Interest
From time to time, potential and actual conflicts of interest may arise between a portfolio manager’s management of the investments of the Fund, on the one hand, and the management of other accounts, on the other. Potential and actual conflicts of interest may also arise as a result of PIMCO’s other business activities and PIMCO’s possession of material non-public information (“MNPI”) about an issuer. Other accounts managed by a portfolio manager might have similar investment objectives or strategies as the Fund, track the same index as the Fund tracks or otherwise hold, purchase, or sell securities that are eligible to be held, purchased or sold by the Fund. The other accounts might also have different investment objectives or strategies than the Fund. Investors should be aware that investments made by the Fund and the results achieved by the Fund at any given time are not, including for the same or similar instruments, expected to be the same as those made by other funds for which PIMCO acts as investment adviser, including funds with names, investment objectives and policies, and/or portfolio management teams, similar to the Fund. This may be attributable to a wide variety of factors, including, but not limited to, the use of a different strategy or portfolio management team, the execution venue(s) used for a given strategy or fund, when a particular fund commenced operations or the size of a particular fund, in each case as compared to other similar funds. Potential and actual conflicts of interest may also arise as a result of PIMCO serving as investment adviser to accounts that invest in the Fund or to accounts in which the Fund invests. In this case, such conflicts of interest could in theory give rise to incentives for PIMCO to, among other things, vote proxies, purchase or redeem shares of the underlying account, or take other actions with respect to the underlying account, in a manner beneficial to the investing account and/or PIMCO but detrimental to the underlying account. Such conflicts of interest could similarly in theory give rise to incentives for PIMCO to, among other things, vote proxies or purchase or redeem shares of the underlying account, or take other actions with respect to the underlying account, in a manner beneficial to the underlying account and/or PIMCO and that may or may not be detrimental to the investing account. For example, even if there is a fee waiver or reimbursement in place relating to the Fund's investment in an underlying account, or relating to an investing account's investment in the Fund, this will not necessarily eliminate all conflicts of interest, as PIMCO could nevertheless have a financial incentive to favor investments in PIMCO-affiliated funds and managers (for example, to increase the assets under management of PIMCO or a fund, product or line of business, or otherwise provide support to, certain funds, products or lines of business), which could also impact the manner in which certain transaction fees are set. Conversely, PIMCO’s duties to the Fund, as well as regulatory or other limitations applicable to the Fund, may affect the courses of action available to PIMCO-advised accounts (including the Fund) that invest in the Fund in a manner that is detrimental to such investing accounts. In addition, regulatory restrictions, actual or potential conflicts of interest or other considerations may cause PIMCO to restrict or prohibit participation in certain investments. Because PIMCO is affiliated with Allianz SE, a large multi-national financial institution (together with its affiliates, “Allianz”), conflicts similar to those described below may occur between the Fund or other accounts managed by PIMCO and PIMCO’s affiliates or accounts managed by those affiliates. Those affiliates (or their clients), which generally operate autonomously from PIMCO, may take actions that are adverse to the Fund or other accounts managed by PIMCO. In many cases, PIMCO will not be in a position to mitigate those actions or address those conflicts, which could adversely affect the performance of the Fund or other accounts managed by PIMCO (each, a “Client,” and collectively, the “Clients”). In addition, because certain Clients are affiliates of PIMCO or have investors who are affiliates or employees of PIMCO, PIMCO may have incentives to resolve conflicts of interest in favor of these Clients over other Clients.
Portfolio Trading. Subject to PIMCO’s policies and procedures, PIMCO may engage in “portfolio trading” for certain Clients which involves grouping similar, but not identical, securities and selling them as a single transaction. Not all Clients are eligible to participate in portfolio trading, and this approach may not achieve the same execution quality as trading the same security, or individual securities, on a standalone basis. Portfolio trading also presents potential conflicts of interest, including conflicts relating to valuation and the allocation of proceeds among participating Clients. These conflicts could result in some Clients being disadvantaged relative to some Clients as compared to other Clients. Although PIMCO has adopted policies and procedures designed to manage and mitigate these conflicts, those measures may not always be effective.
Knowledge and Timing of Fund Trades. A potential conflict of interest may arise as a result of a portfolio manager’s day-to-day management of the Fund. Because of their positions with the Fund, the portfolio managers know the size, timing and possible market impact of the Fund’s trades. It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of the Fund.
Cross Trades. A potential conflict of interest may arise in instances where the Fund buys an instrument from a Client or sells an instrument to a Client (each, a “cross trade”). Such conflicts of interest may arise, among other reasons, as a result of PIMCO representing the interests of both the buying party and the selling party in the cross trade or because the price at which the instrument is bought or sold through a cross trade may not be as favorable as the price that might have been obtained had the trade been executed in the open market. PIMCO effects cross trades when appropriate pursuant to procedures adopted under applicable rules and SEC guidance. Among other things, such procedures require that the cross trade is consistent with the respective investment policies and investment restrictions of both parties and is in the best interests of both the buying and selling accounts.
Selection of Service Providers. PIMCO, its affiliates and its employees may have relationships with service providers that recommend, or engage in transactions with or for, the Fund, and these relationships may influence PIMCO’s selection of these service providers for the Fund. Additionally, as a result of these relationships, service providers may have conflicts that create incentives for them to promote the Fund over other funds or financial products. In such circumstances, there is a conflict of interest between PIMCO and the Fund if the Fund determines not to engage or continue to engage these service providers.
Investment Opportunities. A potential conflict of interest may arise as a result of a portfolio manager’s management of a number of accounts with varying investment guidelines. Often, an investment opportunity may be suitable for one or more Clients, including Clients with similar names, investment objectives and policies, and/or portfolio management teams, but may not be available in sufficient quantities for all accounts to participate fully. In addition, regulatory issues applicable to PIMCO or the Fund or other accounts may result in the Fund not receiving securities that may otherwise be appropriate for it. Similarly, there may be limited opportunity to sell an investment held by the Fund and another Client. PIMCO has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time. In addition, regulatory issues applicable to PIMCO or one or more Clients may result in certain Clients, not receiving securities that may otherwise be appropriate for them.
PIMCO seeks to allocate orders across eligible Client accounts with similar investment guidelines and investment objectives fairly and equitably over time, taking into consideration relevant factors including, without limitation: (i) the nature of the security or instrument and associated risk characteristics; (ii) applicable Client account investment restrictions and guidelines, including regulatory restrictions; (iii) Client account-specific investment objectives, restrictions and other Client instructions, as applicable; (iv) risk tolerances; (v) amounts of available cash; (vi) the need to rebalance a Client account’s portfolio (e.g., due to investor contributions and redemptions); (vii) whether the allocation would result in a Client account receiving a de minimis amount or an amount below the established minimum quantity; and (viii) other Client account-specific factors. As part of PIMCO’s trade allocation process, portions of new fixed income investment opportunities are distributed among Client account categories where the relevant portfolio managers seek to participate in the investment. Those portions are then further allocated among the Client accounts within such categories pursuant to PIMCO’s trade allocation policy. Portfolio managers managing quantitative strategies and specialized accounts, such as those focused on international securities, mortgage-backed securities, bank loans, or other specialized asset classes, will likely receive an increased distribution of new fixed income investment opportunities where the investment involves a quantitative strategy or specialized asset class that matches the investment objective or focus of the Client account category, which may adversely affect a Client account. In addition, quantitative strategies and certain other Client account types will have access to certain trading platforms in PIMCO’s discretion that may result in priority of trade allocations over other Client accounts or more favorable execution. In certain instances, issuers, underwriters, or counterparties may restrict participation in new issue distributions or other specialized opportunities to particular market participants and, as a result, such issuances or opportunities may not be available to, or allocated to, certain Client accounts, even where otherwise appropriate or suitable. PIMCO seeks to allocate fixed income investments to Client accounts with the general purpose of maintaining consistent concentrations across similar accounts and achieving, as nearly as possible, portfolio characteristic parity among such accounts. Client accounts furthest from achieving portfolio characteristic parity typically receive priority in allocations. With respect to an order to buy or sell an equity security in the secondary market, PIMCO seeks to allocate the order across Client accounts with similar investment guidelines and investment styles fairly and equitably over time, taking into consideration the relevant factors discussed above.
Any particular allocation decision among Client accounts may be more or less advantageous to any one Client or group of Clients and certain allocations will, to the extent consistent with PIMCO’s fiduciary obligations, deviate from a pro rata basis among Clients in order to address for example, differences in legal, tax, regulatory, risk management, concentration, exposure, Client guideline limitations and/or mandate or strategy considerations for the relevant Clients. PIMCO may determine that an investment opportunity or particular purchases or sales are appropriate for one or more Clients, but not appropriate for other Clients or are appropriate or suitable for, or available to, Clients but in different sizes, terms, or timing than is appropriate or suitable for other Clients. For example, some Clients have higher risk tolerances than other Clients, such as private funds, which, in turn, allows PIMCO to allocate a wider variety and/or greater percentage of certain types of investments (which may or may not outperform other types of investments) to such Clients. Further, the respective risk tolerances of different types of Clients may change over time as market conditions change. Those Clients receiving an increased allocation as a result of the effect of their respective risk tolerance may be Clients that pay higher investment management fees or that pay incentive fees. In addition, certain Client account categories focusing on certain types of investments or asset classes will be given priority in new issue distribution and allocation with respect to the investments or asset classes that are the focus of their investment mandate. PIMCO may also take into account the bases for an issuer’s allocation to PIMCO, for example, by giving priority allocations to Client accounts holding existing positions in the issuer’s debt if the issuer’s allocation to PIMCO is based on such holdings. PIMCO also may determine not to allocate to or purchase or sell for certain Clients all investments for which all Clients may be eligible. Legal, contractual, or regulatory issues and/or related expenses applicable to PIMCO or one or more Clients may result in certain Clients not receiving securities that may otherwise be appropriate for them or may result in PIMCO selling securities out of Client accounts even if it might otherwise be beneficial to continue to hold them. Additional factors that are taken into account in the distribution and allocation of investment opportunities to Client accounts include, without limitation: ability to utilize leverage and risk tolerance of the Client account; the amount of discretion and trade authority given to PIMCO by the Client; availability of other similar investment opportunities; the Client account’s investment horizon and objectives; hedging, cash and liquidity needs of the portfolio; minimum increments and lot sizes; and underlying benchmark factors. Given all of the foregoing factors, the amount, timing, structuring, or terms of an investment by a Client, including the Fund, may differ from, and performance may be lower than, investments and performance of other Clients, including those that may provide greater fees or other compensation (including performance-based fees or allocations) to PIMCO. PIMCO has also adopted additional procedures to complement the general trade allocation policy that are designed to address potential conflicts of interest due to the side-by-side management of the Fund and certain pooled investment vehicles, including investment opportunity allocation issues.
From time to time, PIMCO may take an investment position or action for one or more Clients that may be different from, or inconsistent with, an action or position taken for one or more other Clients having similar or differing investment objectives. These positions and actions may adversely impact, or in some instances may benefit, one or more affected Clients (including Clients that are PIMCO affiliates) in which PIMCO has an interest, or which pays PIMCO higher fees or a performance fee. For example, a Client may buy a security and another Client may establish a short position in that same security. Such inconsistent positions may arise with respect to quantitative/systematic strategies, for example when the investment model establishes a short position and one or more other Clients maintain a long position. The subsequent short sale may result in a decrease in the price of the security that the other Client holds a long position. Similarly, transactions or investments by one or more Clients may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of another Client. Additionally, in certain circumstances, Client assets in discretionary Accounts may be deployed in connection with offerings of securities, including to support or facilitate larger syndicated transactions. This may create incentives to allocate such opportunities or structure transactions in a manner that benefits PIMCO or its affiliates.
When PIMCO implements for one Client a portfolio decision or strategy ahead of, or contemporaneously with, similar portfolio decisions or strategies of another Client, market impact, liquidity constraints or other factors could result in one or more Clients receiving less favorable trading results, the costs of implementing such portfolio decisions or strategies could be increased or such Clients could otherwise be disadvantaged. On the other hand, potential conflicts may also arise because portfolio decisions regarding a Client may benefit other Clients. For example, the sale of a long position or establishment of a short position for a Client may decrease the price of the same security sold short by (and therefore benefit) other Clients, and the purchase of a security or covering of a short position in a security for a Client may increase the price of the same security held by (and therefore benefit) other Clients.
Under certain circumstances, a Client may invest in a transaction in which one or more other Clients are expected to participate, or already have made or will seek to make, an investment. In addition, to the extent permitted by applicable law, a Client may also engage in investment transactions that may result in other Clients being relieved of obligations, or that may cause other Clients to divest certain investments (e.g., a Client may make a loan to, or directly or indirectly acquire securities or indebtedness of, a company that uses the proceeds to refinance or reorganize its capital structure, which could result in repayment of debt held by another Client). Such Clients (or groups of Clients) may have conflicting interests and objectives in connection with such investments, including with respect to views on the operations or activities of the issuer involved, the targeted returns from the investment and the timeframe for, and method of, exiting the investment. When making such investments, PIMCO may do so in a way that favors one Client over another Client, even if both Clients are investing in the same security at the same time. Certain Clients may invest on a “parallel” basis (i.e., proportionately in all transactions at substantially the same time and on substantially the same terms and conditions). In addition, other accounts may expect to invest in many of the same types of investments as another account. However, there may be investments in which one or more of such accounts does not invest (or invests on different terms or on a non-pro rata basis) due to factors such as legal, tax, regulatory, business, contractual or other similar considerations or due to the provisions of a Client’s governing documents. Decisions as to the allocation of investment opportunities among such Clients present numerous conflicts of interest, which may not be resolved in a manner that is favorable to a Client’s interests. To the extent an investment is not allocated pro rata among such entities, a Client could incur a disproportionate amount of income or loss related to such investment relative to such other Client.
In addition, Clients may invest alongside one another in the same underlying investments or otherwise pursuant to a substantially similar investment strategy as one or more other Clients. In such cases, certain Clients may have preferential liquidity and information rights relative to other Clients holding the same investments, with the result that such Clients will be able to withdraw/redeem their interests in underlying investments in priority to Clients who may have more limited access to information or more restrictive withdrawal/redemption rights. Clients with more limited information rights or more restrictive liquidity may therefore be adversely affected in the event of a downturn in the markets.
Although PIMCO generally does not actively trade or manage assets on its own behalf, from time to time, PIMCO or an affiliate may invest on its own behalf, as principal, for strategic or other reasons (a proprietary investment). This may occur, for example, when the investment is an equity interest (e.g., stock or warrants) made in connection with PIMCO’s use of a product or service supplied by the issuer. In connection with these proprietary investments, PIMCO may eventually hold common stock or other publicly traded equity and may ultimately dispose of or hedge its exposure, as principal, to such proprietary investment. Such proprietary investments may be suitable for, or alternatively competitive with, a Client. In either case, PIMCO is permitted to allocate such investments away from a Client to PIMCO.
These proprietary investments can ultimately result in conflicts with Clients that also invest (including debt and equity investments) in or transact with the issuer or with other companies which may be transacting with the issuer. In other cases, a Client may be prohibited from making or disposing of an investment in the proprietary investment, or a related instrument, even when it would be in the Client’s best interest to do so. Although PIMCO will seek to mitigate and address such conflicts in a fair and reasonable manner, it may not be able to do so, and will have an incentive to favor PIMCO’s interests over the Client’s interests. PIMCO generally seeks to avoid committing to such investments if they would otherwise be suitable for and there is an investment interest on behalf of a Client; however, there is no guarantee that such measures will adequately mitigate the potential or actual conflicts, and PIMCO will have an incentive to favor its interests over a Client’s interests.
Further, potential conflicts may be inherent in PIMCO’s use of multiple strategies. For example, conflicts will arise in cases where different Clients invest in different parts of an issuer’s capital structure, including circumstances in which one or more Clients may own private securities or obligations of an issuer and other Clients may own or seek to acquire private securities of the same issuer. For example, a Client may acquire a loan, loan participation or a loan assignment of a particular borrower in which one or more other Clients have an equity investment, or may invest in senior debt obligations of an issuer for one Client and junior debt obligations or equity of the same issuer for another Client.
PIMCO may also, for example, direct a Client to invest in a tranche of a structured finance vehicle, such as a CLO or CDO, where PIMCO is also, at the same or different time, directing another Client to make investments in a different tranche of the same vehicle, which tranche’s interests may be adverse to other tranches. PIMCO may also cause a Client to purchase from, or sell assets to, an entity, such as a structured finance vehicle, in which other Clients may have an interest, potentially in a manner that will have an adverse effect on the other Clients. There may also be conflicts where, for example, a Client holds certain debt or equity securities of an issuer, and that same issuer has issued other debt, equity or other instruments that are owned by other Clients or by an entity, such as a structured finance vehicle, in which other Clients have an interest.
In each of the situations described above, PIMCO may take actions with respect to the assets held by one Client that are adverse to the other Clients, for example, by foreclosing on loans, by putting an issuer into default, or by exercising rights to purchase or sell to an issuer, causing an issuer to take actions adverse to certain classes of securities, or otherwise. In negotiating the terms and conditions of any such investments, or any subsequent amendments or waivers or taking any other actions, PIMCO may find that the interests of a Client and the interests of one or more other Clients could conflict. In these situations, conflicts of interest may arise with respect to decisions such as (i) whether to make the investment (ii) whether to exercise certain rights; (iii) whether to take an action; (iv) how to exit an investment; and (v) how to make determinations relating to proxy voting, corporate reorganizations, or bankruptcy or similar matters (including, for example, whether to trigger an event of default or the terms of any workout). Similarly, if an issuer in which a Client and one or more other Clients directly or indirectly hold different classes of securities (or other assets, instruments or obligations issued by such issuer or underlying investments of such issuer) encounters financial problems, decisions over the terms of any workout will raise conflicts of interests (including, for example, conflicts over proposed waivers and amendments to debt covenants). For example, a debt holder may be better served by a liquidation of the issuer in which it may be paid in full, whereas an equity or junior bond holder might prefer a reorganization that holds the potential to create value for the equity holders. In some cases PIMCO may refrain from taking certain actions or making certain investments on behalf of Clients in order to avoid or mitigate certain conflicts of interest or to prevent adverse regulatory or other effects on PIMCO, or may sell investments for certain Clients (in each case potentially disadvantaging the Clients on whose behalf the actions are not taken, investments not made, or investments sold). In other cases, PIMCO may not refrain from taking actions or making investments on behalf of certain Clients that have the potential to disadvantage other Clients. In addition, PIMCO may take actions or refrain from taking actions in order to mitigate legal risks to PIMCO or its affiliates or its Clients even if disadvantageous to a Client’s account. Moreover, a Client may invest in a transaction in which one or more other Clients are expected to participate, or already have made or will seek to make, an investment.
Additionally, certain conflicts may exist with respect to portfolio managers who make investment decisions on behalf of several different types of Clients. Such portfolio managers may have an incentive to allocate trades, time or resources to certain Clients, including those Clients who pay higher investment management fees or that pay incentive fees or allocations, over other Clients. These conflicts may be heightened with respect to portfolio managers who are eligible to receive a performance allocation under certain circumstances as part of their compensation.
From time to time, PIMCO personnel may come into possession of MNPI which, if disclosed, might affect an investor’s decision to buy, sell or hold a security. Should a PIMCO employee come into possession of MNPI with respect to an issuer, he or she generally will be prohibited from communicating such information to, or using such information for the benefit of, Clients, which could limit the ability of Clients to buy, sell or hold certain investments, thereby limiting the investment opportunities or exit strategies available to Clients. In addition, holdings in the securities or other instruments of an issuer by PIMCO or its affiliates may affect the ability of a Client to make certain acquisitions of or enter into certain transactions with such issuer. PIMCO has no obligation or responsibility to disclose such information to, or use such information for the benefit of, any person (including Clients). Moreover, restrictions imposed by or through third-party automated trading platforms could affect a Client’s ability to transact through, or the quality of execution achieved through, such platforms.
PIMCO maintains one or more restricted lists of companies whose securities are subject to certain trading prohibitions due to PIMCO’s business activities. PIMCO may restrict trading in an issuer’s securities if the issuer is on a restricted list or if PIMCO has MNPI about that issuer. In some situations, PIMCO may restrict Clients from trading in a particular issuer’s securities in order to allow PIMCO to receive MNPI on behalf of other Clients. A Client may be unable to buy or sell certain securities until the restriction is lifted, which could disadvantage the Client. PIMCO may also be restricted from making (or divesting of) investments in respect of some Clients but not others. In some cases, PIMCO may not initiate or recommend certain types of transactions, or may otherwise restrict or limit its advice relating to certain securities if a security is restricted due to MNPI or if PIMCO is seeking to limit receipt of MNPI. In addition, PIMCO will, in many cases, rely on public information in connection with the valuation of certain securities when another business unit within PIMCO or one of its affiliates may be otherwise in possession of MNPI suggesting that such valuations may be inaccurate.
PIMCO may conduct litigation or engage in other legal actions on behalf of one or more Clients. In such cases, Clients may be required to bear certain fees, costs, expenses and liabilities associated with the litigation. Other Clients that are or were investors in, or otherwise involved with, the subject investments may or may not (depending on the circumstances) be parties to such litigation actions, with the result that certain Clients may participate in litigation actions in which not all Clients with similar investments may participate, and such nonparticipating Clients may benefit from the results of such litigation actions without bearing or otherwise being subject to the associated fees, costs, expenses and liabilities. PIMCO, for example, typically does not pursue legal claims on behalf of its separate accounts. Furthermore, in certain situations, litigation or other legal actions pursued by PIMCO on behalf of a Client may be brought against or be otherwise adverse to a portfolio company or other investment held by a Client.
Co-Investments. The 1940 Act imposes significant limits on co-investments with affiliates of the Fund. The Fund has received exemptive relief from the SEC that, to the extent the Fund relies on such relief, permits it to (among other things) co-invest with its affiliates, including other PIMCO-sponsored open- and closed-end regulated funds and business development companies, PIMCO-sponsored or managed private funds and accounts and other PIMCO affiliates, subject to certain terms and conditions. The exemptive relief imposes certain conditions on any co-investments made in reliance on such relief that may limit or restrict the Fund’s ability to participate in an investment or participate in an investment to a lesser extent. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns. PIMCO seeks to allocate investment opportunities in a fair and equitable manner over time, consistent with its allocation policies and procedures. In the event investment opportunities are allocated among the Fund and its affiliates pursuant to co-investment exemptive relief, the Fund may not be able to structure its investment portfolio in the manner desired. Pursuant to its exemptive relief and subject to Board approval under certain circumstances, the Fund may invest in opportunities in which PIMCO and/or its affiliates have an existing investment. Co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and its affiliates. For example, from time to time, the Fund and its affiliates may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. As required by the exemptive relief, the Fund has adopted, and the Board, including the “required majority,” has approved, policies and procedures reasonably designed to ensure compliance with the terms and conditions of the exemptive relief; PIMCO has adopted and implemented policies and procedures reasonably designed to prevent the Fund from being disadvantaged by participation in the co-investment program; and the Board is provided with regular reporting regarding the co-investment program.
The foregoing is not a complete list of conflicts to which PIMCO or Clients may be subject. PIMCO seeks to review conflicts on a case-by-case basis as they arise. Any review will take into consideration the interests of the relevant Clients, the circumstances giving rise to the conflict, applicable PIMCO policies and procedures, and applicable laws. Clients (and investors in the Fund) should be aware that conflicts will not necessarily be resolved in favor of their interests and may in fact be resolved in a manner adverse to their interests. PIMCO will attempt to resolve such matters fairly, but even so, matters may be resolved in favor of other Clients which pay PIMCO higher fees or performance fees or in which PIMCO or its affiliates have a significant proprietary interest. Clients (and investors in the Fund) should also be aware that the Fund may experience losses associated with decisions or actions directly or indirectly attributable to PIMCO, and PIMCO may determine whether compensation to the Fund for such losses is appropriate in view of its standard of care. PIMCO will attempt to resolve such matters fairly subject to applicable PIMCO policies and procedures, and applicable laws, but even so, such matters may not be resolved in favor of Clients’ (and Fund investors’) interests and may in fact be resolved in a manner adverse to their interests. There can be no assurance that any actual or potential conflicts of interest will not result in a particular Client or group of Clients receiving less favorable investment terms in or returns from certain investments than if such conflicts of interest did not exist.
Conflicts like those described above may also occur between Clients, on the one hand, and PIMCO or its affiliates, on the other. These conflicts will not always be resolved in favor of the Client. In addition, because PIMCO is affiliated with Allianz, a large multi-national financial institution, conflicts similar to those described above may occur between clients of PIMCO and PIMCO’s affiliates or accounts managed by those affiliates. Those affiliates (or their clients), which generally operate autonomously from PIMCO, may take actions that are adverse to PIMCO’s Clients. In many cases, PIMCO will have limited or no ability to mitigate those actions or address those conflicts, which could adversely affect Client performance. In addition, certain regulatory or internal restrictions may prohibit PIMCO from using certain brokers or investing in certain companies (even if such companies are not affiliated with Allianz) because of the applicability of certain laws and regulations or internal Allianz policies applicable to PIMCO, Allianz SE or their affiliates. An account’s willingness to negotiate terms or take actions with respect to an investment may also be, directly or indirectly, constrained or otherwise impacted to the extent Allianz SE, PIMCO, and/or their affiliates, directors, partners, managers, members, officers or personnel are also invested therein or otherwise have a connection to the subject investment (e.g., serving as a trustee or board member thereof).
Certain service providers to the Fund are expected to be owned by or otherwise related to or affiliated with a Client, and in certain cases, such service providers are expected to be, or are owned by, employed by, or otherwise related to, PIMCO, Allianz SE, their affiliates and/or their respective employees, consultants and other personnel. PIMCO may, in its sole discretion, determine to provide, or engage or recommend an affiliate of PIMCO to provide, certain services to the Fund, instead of engaging or recommending one or more third parties to provide such services. Subject to the governance requirements of a particular fund and applicable law, PIMCO or its affiliates, as applicable, will receive compensation in connection with the provision of such services. As a result, PIMCO faces a conflict of interest when selecting or recommending service providers for the Fund. Fees paid to an affiliated service provider will be determined in PIMCO’s commercially reasonable discretion, taking into account the relevant facts and circumstances, and consistent with PIMCO’s responsibilities. Additionally, the Fund may participate in certain investment opportunities sourced by PIMCO or an affiliate, and excess demand may be placed or referred by an affiliated service provider to third parties in return for a fee. Conflicts of interest could arise from such instances even if the Fund does not pay fees to the affiliated service provider in connection with such transactions. For example, PIMCO could have an incentive to allocate less of an investment opportunity to the Fund in order to increase fees received by the affiliated service provider (by increasing the amount of the opportunity placed or referred to third parties), or an incentive to consider the affiliated service provider's receipt of fees when determining whether the Fund will participate in such an investment opportunity (which may impair whether the investment opportunity is made available). Although PIMCO has adopted various policies and procedures intended to mitigate or otherwise manage conflicts of interest with respect to affiliated service providers, there can be no guarantee that such policies and procedures will be successful. Moreover, PIMCO's policies and procedures may be modified or terminated at any time in PIMCO’s sole discretion.
Performance Fees. A portfolio manager may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest for a portfolio manager in that the portfolio manager may have an incentive to allocate the investment opportunities that he or she believes might be the most profitable to such other accounts instead of allocating them to the Fund.
Certain portfolio managers who manage assets of the Fund also manage certain accounts, such as PIMCO's private alternative funds, and may receive carried interest awards in connection with their management of such accounts. Carried interest is not a component of PIMCO's compensation program; rather, it is a separate long-term incentive arrangement that links eligible portfolio managers' economic outcomes to the outcomes of certain such accounts. Such portfolio managers may have an incentive to favor such accounts over the Fund in the allocation of investment opportunities.
PIMCO has adopted policies and procedures reasonably designed to allocate investment opportunities between the Fund and such other accounts on a fair and equitable basis over time.
Portfolio Manager Compensation
PIMCO’s and its affiliates’ approach to compensation seeks to provide professionals with a compensation process that is driven by values of collaboration, openness, responsibility and excellence.
Generally, compensation packages consist of three components. The compensation program for portfolio managers is designed to align with clients’ interests, emphasizing each portfolio manager’s ability to generate long-term investment success for clients, among other factors. A portfolio manager’s compensation is not based solely on the performance of the Fund or any other account managed by that portfolio manager:
Base Salary – Base salary is determined based on core job responsibilities, positions/levels and market factors. Base salary levels are reviewed annually, when there is a significant change in job responsibilities or position, or a significant change in market levels.
Variable Compensation – In addition to a base salary, portfolio managers have a variable component of their compensation, which is based on a combination of individual and company performance and includes both qualitative and quantitative factors. The following non-exhaustive list of qualitative and quantitative factors is considered when determining total compensation for portfolio managers:
●
Performance measured over a variety of longer- and shorter-term periods, including 5-year, 4-year, 3-year, 2-year and 1-year dollar-weighted and account-weighted, pre-tax total and risk-adjusted investment performance as judged against the applicable benchmarks (which may include internal investment performance-related benchmarks) for each account managed by a portfolio manager (including the Fund) and relative to applicable industry peer groups; and
●
Amount and nature of assets managed by the portfolio manager.
The variable compensation component of an employee’s compensation may include a deferred component. The deferred portion will generally be subject to vesting and may appreciate or depreciate based on the performance of PIMCO and/or its affiliates. PIMCO’s Long-Term Incentive Plan provides participants with deferred cash awards that appreciate or depreciate based on PIMCO’s operating earnings over a rolling three-year period.
Portfolio managers who are Managing Directors of PIMCO receive compensation from a non-qualified profit sharing plan consisting of a portion of PIMCO’s net profits. Portfolio managers who are Managing Directors receive an amount determined by the Partner Compensation Committee, based upon an individual’s overall contribution to the firm.
Securities Ownership
To the best of the Fund’s knowledge, the table below shows the dollar range of shares of the Fund beneficially owned as of June 30, 2026 by the portfolio managers of the Fund. The information is as of Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Daniel J. Ivascyn	Over $1,000,000
Alfred T. Murata	$500,001 - $1,000,000
Jamie Weinstein	$100,001 - $500,000
Jason Steiner	None
Josh Anderson	None
Russell Gannaway	None
Jason Duko	None
Matthew Tuten	None
Michael Chiao	None
Vineet Agrawal	None
Will Dionisio	None
Proxy Voting Policies and Procedures
PIMCO has adopted written proxy voting policies and procedures (“Proxy Policy”) as required by Rule 206(4)-6 under the Advisers Act. The Fund has adopted the Proxy Policy of PIMCO when voting proxies on its own behalf.
Policy Statement: The Proxy Policy is intended to foster PIMCO’s compliance with its fiduciary obligations and applicable law. The Proxy Policy applies to any voting or consent rights with respect to securities held in accounts over which PIMCO has discretionary voting authority. The Proxy Policy is designed in a manner reasonably expected to ensure that voting and consent rights are exercised in the best interests of PIMCO’s clients.
Overview: Proxies generally describe corporate action-consent rights (relative to fixed income securities) and proxy voting ballots (relative to fixed income or equity securities) as determined by the issuer or custodian. It is PIMCO’s policy to exercise any voting or consent rights with respect to securities held in accounts over which PIMCO has discretionary voting authority consistent with PIMCO’s fiduciary obligations and applicable law. Each proxy is voted on a case-by-case basis, taking into account relevant facts and circumstances. When considering client proxies, PIMCO may determine not to vote a proxy in limited circumstances. Additionally, there may be operational circumstances that prevent PIMCO’s proxy voting elections from being processed, and in such circumstances, PIMCO will take reasonable steps to submit votes on behalf of clients.
Equity Securities. The term “equity securities” means common and preferred stock, including common and preferred shares issued by investment companies; it does not include debt securities convertible into equity securities. PIMCO has retained an Industry Service Provider (“ISP”) to provide research and voting recommendations for proxies relating to equity securities in accordance with the ISP’s guidelines. By following the guidelines of an independent third party, PIMCO seeks to mitigate potential conflicts of interest PIMCO may have with respect to proxies covered by the ISP. PIMCO will follow the recommendations of the ISP unless: (i) the ISP does not provide a voting recommendation; or (ii) PIMCO decides to override the ISP’s voting recommendation. In either such case as described above, PIMCO will review the proxy to determine whether an actual or potential conflict of interest, or the appearance of one, exists. When the ISP does not provide a voting recommendation, the relevant portfolio manager or analyst will make a determination regarding how, or if, the proxy will be voted by completing required documentation.
Fixed Income Securities. Fixed income securities can be processed as proxy ballots or corporate action-consents at the discretion of the issuer/custodian. Voting or consent rights shall not include matters which are primarily decisions to buy or sell investments, such as tender offers, exchange offers, conversions, put options, redemptions, and Dutch auctions. When processed as proxy ballots, the ISP generally does not provide a voting recommendation and its role is limited to election processing and recordkeeping. When processed as corporate action-consents, PIMCO will review all election forms to determine whether a material conflict of interest, or the appearance of one, exists with respect to the portfolio manager’s or analyst’s consent election. PIMCO’s Credit Research and Portfolio Management Groups are responsible for issuing recommendations on how to vote proxy ballots and corporation action-consents with respect to fixed income securities.
Resolution of Potential and Identified Conflicts of Interest. The Proxy Policy permits PIMCO to seek to resolve or mitigate material conflicts of interest by pursuing any one of several courses of action. With respect to material conflicts of interest between PIMCO and a client account, the Proxy Policy permits PIMCO to either: (i) convene a working group to assess and resolve the conflict (the “Proxy Working Group”); or (ii) vote in accordance with protocols previously established by the Proxy Policy, the Proxy Working Group and/or other relevant procedures approved by PIMCO’s Legal and Compliance department or PIMCO’s Conflict Committee with respect to specific types of conflicts.
PIMCO will supervise and periodically review its proxy voting activities and the implementation of the Proxy Policy. PIMCO’s Proxy Policy, and information about how PIMCO voted a client’s proxies, is available upon request.
ISP Oversight. Consistent with its fiduciary obligations, PIMCO will perform periodic due diligence and oversight of ISPs engaged to provide PIMCO with proxy voting research and recommendations. PIMCO’s due diligence and oversight process includes, but is not limited to, the evaluation of: the ISP’s capacity and competency to provide proxy voting research and recommendations including the adequacy and quality of the ISP’s operational infrastructure as it relates to its process for seeking timely input from issuers and its voting methodologies and the ISP’s compliance program.
Sub-Adviser Engagement. As an investment manager, PIMCO may exercise its discretion to engage a sub-adviser to provide portfolio management services to certain Funds. Consistent with its management responsibilities, a Sub-Adviser may assume the authority for voting proxies on behalf of PIMCO for these Funds. Sub-Advisers may utilize third parties to perform certain services related to their portfolio management responsibilities. As a fiduciary, where a sub-adviser exercises voting authority, PIMCO will maintain oversight of the investment management responsibilities (which may include proxy voting) performed by a Sub-Adviser and contracted third parties.
Information about how PIMCO voted the Fund’s proxies for the most recent twelve-month period ended June 30th (Form N-PX) will be available no later than the following August 31st, without charge, upon request, by calling the Funds at 1-800-927-4648, on the Fund's website at http://www.pimco.com and on the SEC’s website at http://www.sec.gov.
DISTRIBUTION OF FUND SHARES
PIMCO Investments LLC (the “Distributor”) serves as the principal underwriter in the continuous public offering of the Fund’s shares pursuant to a distribution contract (“Distribution Contract”) with the Fund, which is subject to annual approval by the Board. The Distributor is a wholly-owned subsidiary of PIMCO and an indirect subsidiary of Allianz Asset Management. The Distributor does not participate in the distribution of non-PIMCO managed registered fund products. Furthermore, representatives of the Distributor (“Account Managers and Associates”) may also be employees or associated persons of PIMCO. Because of these affiliations with PIMCO, the interests of the Distributor may conflict with the interests of Fund investors.
The Distributor, located at 1633 Broadway, New York, NY 10019, is a broker-dealer registered with the SEC and is a member of FINRA. All account inquiries should be mailed to the Fund’s transfer agent, and should not be mailed to the Distributor.
The Distribution Contract will continue in effect with respect to the Fund for successive one-year periods, provided that each such continuance is specifically approved: (i) by the vote of a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Distribution Contract or the Investment Management Agreement; and (ii) by the vote of a majority of the entire Board cast in person at a meeting called for that purpose.
The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Contract. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund.
The Fund typically offers and sells its shares to U.S. residents and certain non-U.S. investment companies operating as “feeder funds,” but may also offer and sell its shares directly or indirectly to other non-U.S. residents from time to time, including in private transactions.
Account Managers’ Compensation

Compensation for the Account Managers and Associates discussed in this section has four main components: base pay, quarterly incentive compensation, an annual bonus, and certain special bonuses/commissions.
Base Pay.  All Account Managers and Associates receive some amount of base pay — a predetermined and fixed annual salary paid in bi-weekly installments. From time to time, the Distributor reviews the minimum base salary to confirm it is consistent with a reasonable wage and that there is an appropriate ratio between base salary and the other three compensation components.
Quarterly Incentive Compensation.  Account Managers and Associates are eligible to receive quarterly incentive payments for the sale of certain products, including mutual funds, ETFs, interval funds, private funds and retail separately managed accounts (i.e., wrap accounts). Account Managers and Associates do not receive higher compensation for selling fund classes with distribution fees, for sales at approved firms. Additionally, Account Managers and Associates receive the same incentive compensation for products utilizing the same investment strategy (i.e. Total Return, Short Term, etc). Account Managers and Associates employed by the Distributor are eligible to receive compensation, ascending by product categorization, with respect to sales of the following: Base/Core, Diversifiers, Strategic, Active ETFs and Alternative Strategies (each as defined from time-to-time by the Distributor) which can be adjusted based on achievement of goals and net flows. The Distributor only distributes investment products managed by PIMCO, and accordingly Account Managers and Associates compensation does not distinguish between proprietary and non-proprietary products. The Distributor reserves the right to determine the amount of compensation payable to Account Managers and Associates in its sole discretion.
Annual Bonus.  Account Managers and Associates are eligible to receive an annual discretionary bonus. The annual discretionary bonus is determined through numerous factors, including a manager’s assessment that takes into consideration the Account Manager’s or Associate’s job and sales performance, both in absolute terms and relative to other Account Managers and Associates, as applicable, as well as PIMCO’s and the Distributor’s performance. The Distributor may use various metrics to assess or compare the job performance of Account Managers and Associates. Such metrics generally are indicative of the Account Manager’s or Associate’s success in the areas of, among others, financial advisor satisfaction and the Account Manager’s or Associate’s product knowledge, responsiveness, and effectiveness. Annual discretionary bonuses may form a significant part of an Account Manager’s or Associate’s overall compensation. Additional information regarding annual discretionary bonuses is included under “Potential Conflicts of Interest” below.
Other Compensation.  From time to time Account Managers and Associates may receive special bonuses, including monthly bonuses, or other rewards in connection with the Distributor’s incentive programs that reward certain performance-related metrics. Account Managers and Associates may receive commissions from the sale of other products, including closed-end funds, whose commission rates may be higher than those product types noted above.
Potential Conflicts of Interest
As described above, Account Managers and Associates are eligible to receive compensation, in addition to their base pay, which could represent a significant portion of an Account Manager’s and Associate’s compensation. A factor that is evaluated in determining such compensation is the Account Manager’s or Associate’s success in marketing and selling products distributed by the Distributor. Account Managers and Associates may have a financial incentive to offer certain types of products to you, the financial professional, and the offering of such products may be considered, among other factors, in the assessment of an Account Manager’s or Associate’s performance.
As described above, Account Managers and Associates who offer certain products may receive compensation as a direct or indirect result of a financial professional's selection of those products, which could represent a significant portion of an Account Manager’s or Associate’s compensation; an Account Manager’s quarterly bonus could be reduced depending on the size of a transaction or transactions and the composition of the Account Manager’s net sales for the year-to-date period. This compensation may be more than what the Account Manager or Associate would receive if the financial professional, had selected other products. Therefore, Account Managers and Associates may have a financial incentive to offer certain products. For example, Alternatives Strategies offer higher compensation than Active ETFs, which offer higher compensation than Strategic Strategies, and so on, as noted above. Under policies applicable to all Account Managers and Associates, no Account Manager or Associate is permitted to promote, recommend, or solicit the sale of one product over another solely because that product will provide higher revenue or compensation to the Account Manager or Associate, the Distributor or PIMCO. Please review all product materials and disclosures before selecting an investment product.
Multi-Class Plan
The Fund has adopted a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 18f-3 as a condition of an exemptive order under the 1940 Act which permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees. Under the Multi-Class Plan, shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.
The Fund currently offers five classes of Common Shares: Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4. Each class of Common Shares represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.
●
Institutional Class Common Shares are offered for investment to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations, pooled investment vehicles and other entities operating as “feeder funds,” and high net worth individuals that can meet the minimum investment amount. Institutional Class Common Shares also may be offered through certain financial firms (including through retail separately managed accounts (i.e., wrap accounts) managed by PIMCO) that charge their customers transaction or other fees with respect to the customer’s investment in the Fund.
●
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are not available for purchase directly from the Distributor. Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are primarily offered and sold to retail investors by broker-dealers which are members of FINRA and which have agreements with the Distributor, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans (as defined below) and other retirement accounts.
Financial firms may provide or arrange for the provision of some or all of the shareholder servicing, account maintenance and other services required by specified benefit plan accounts and their participants, for which fees or expenses may be charged in addition to those described in the Prospectus and Statement of Additional Information.
The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the Securities Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the Securities Act, as amended and in connection with the services rendered to the Fund.
Class A-1, Class A-2, Class A-3 and Class A-4 Distribution and Servicing Plans
The Fund has adopted separate Distribution and Servicing Plans for the Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares of the Fund. Each Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees. Each Distribution and Servicing Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares, as applicable. Most or all of the distribution and/or service fees are paid to financial firms through which Common Shareholders may purchase and/or hold Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares, as applicable. Because these fees are paid out of the applicable share class’s assets on an ongoing basis, over time they will increase the cost of an investment in Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares and may cost you more than other sales charges.

The maximum annual rates at which the distribution and/or servicing fee may be paid under the Distribution and Servicing Plan for Class A-1 and Class A-2 Common Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A-1 and Class A-2 Common Shares) is 0.50%.
The maximum annual rates at which the distribution and/or servicing fee may be paid under the Distribution and Servicing Plan for Class A-3 Common Shares and Class A-4 Common Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A-3 Common Shares and Class A-4 Common Shares) is 0.75%.
The fee payable pursuant to each Distribution and Servicing Plan may be used by the Distributor to provide or procure distribution services and shareholder services in respect of Class A-1, Class A-2, Class A-3 and Class A-4 Shares, as applicable (either directly or by procuring through other entities, including various financial services firms such as broker-dealers and registered investment advisors (“Service Organizations”)). Distribution services include some or all of the following services and facilities in connection with direct purchases by shareholders or in connection with products, programs or accounts offered by such Service Organizations: (i) facilities for placing orders directly for the purchase of the Fund’s shares; (ii) advertising with respect to the Fund’s Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares; (iii) providing information about the Fund; (iv) providing facilities to answer questions from prospective investors about the Fund; (v) receiving and answering correspondence, including requests for prospectuses and statements of additional information; (vi) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (vii) assisting investors in applying to purchase Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares and selecting dividend and other account options.
Shareholder services may include, but are not limited to, the following functions: (i) receiving, aggregating and processing shareholder orders; (ii) furnishing shareholder sub-accounting; (iii) providing and maintaining elective shareholder services such as check writing and wire transfer services; (iv) providing and maintaining pre-authorized investment plans; (v) communicating periodically with shareholders; (vi) acting as the sole shareholder of record and nominee for shareholders; (vii) maintaining accounting records for shareholders; (viii) answering questions and handling correspondence from shareholders about their accounts; (ix) issuing confirmations for transactions by shareholders; (x) performing similar account administrative services; (xi) providing such shareholder communications and recordkeeping services as may be required for any program for which a Service Organization is a sponsor that relies on Rule 3a-4 under the 1940 Act; (xii) and providing such other similar services as may reasonably be requested to the extent a Service Organization is permitted to do so under applicable statutes, rules, or regulations. The distribution and/or servicing fee may be spent by the Distributor for the services rendered to Class A-1, Class A-2, Class A-3 and Class A-4 Common Shareholders as set forth above, but will generally not be spent by the Distributor on recordkeeping charges, accounting expenses, transfer costs or custodian fees.
In accordance with Rule 12b-1 under the 1940 Act, none of the Distribution and Servicing Plans may be amended to increase materially the costs which the applicable class of shareholders may bear under the applicable Plan without approval of a majority of the outstanding Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares, as applicable, and by vote of a majority of both: (i) the Trustees of the Fund; and (ii) those Trustees who are not “interested persons” of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of any of the Distribution and Servicing Plans or any agreements related to them (the “12b-1 Plan Trustees”), cast in person at a meeting called for the purpose of voting on the Plan and any related amendments. The Plan may not take effect until approved by a vote of a majority of both: (i) the Trustees of the Fund; and (ii) the 12b-1 Plan Trustees. Each Plan shall continue in effect so long as such continuance is specifically approved at least annually by the Trustees and the 12b-1 Plan Trustees. Each Plan may be terminated at any time, without penalty, by vote of a majority of the 12b-1 Plan Trustees or by a vote of a majority of the outstanding Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares of the Fund. Pursuant to each Plan, the Board will be provided with quarterly reports of amounts expended under the Plan and the purpose for which such expenditures were made.
FINRA rules limit the amount of distribution fees that may be paid by registered investment companies out of their assets as a percentage of total new gross sales. “Service fees,” defined to mean fees paid for providing shareholder services or the maintenance of accounts (but not transfer agency or sub-account services), are not subject to these limits on distribution fees. Some portion of the fees paid pursuant to each Distribution Plan may qualify as “service fees” (or fees for ministerial, recordkeeping or administrative activities) and therefore will not be limited by FINRA rules which limit distribution fees as a percentage of total new gross sales. However, FINRA rules limit service fees to 0.25% of a fund’s average annual net assets.

For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, the Fund paid the Distributor $1,067, $11,690, and $46,596, respectively, pursuant to the Distribution and Servicing Plan for Class A-1 Common Shares. For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, the Fund paid the Distributor $1,017,025, $662,902, and $520,475, respectively, pursuant to the Distribution and Servicing Plan for Class A-2 Common Shares. For the fiscal year ended June 30, 2026, June 30, 2025 and June 30, 2024, the Fund paid the Distributor $6,436,967, $4,216,398, and $3,394,883, respectively, pursuant to the Distribution and Servicing Plan for Class A-3 Common Shares. For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, the Fund paid the Distributor $560,829, $289,591, and $184,904, respectively, pursuant to the Distribution and Servicing Plan for Class A-4 Common Shares.
Additional Payments to Financial Firms
Revenue Sharing/Marketing Support. The Distributor or PIMCO (for purposes of this subsection only, collectively, “PIMCO”) makes payments and provides other incentives to financial firms as compensation for services such as providing the Fund with “shelf space,” or a higher profile for the financial firms’ financial professionals and their customers, placing the Fund on financial firms’ preferred or recommended fund list or otherwise identifying the Fund as being part of a complex to be accorded a higher degree of marketing support than complexes whose distributor or investment adviser is not making such payments, granting PIMCO access to the financial firms’ financial professionals (including through the firms’ intranet websites or other proprietary communications systems and channels) in order to promote the Fund, promotions in communications with financial firms’ customers such as in the firms’ internet websites or in customer newsletters, providing assistance in training and educating the financial firms’ personnel, and furnishing marketing support and other specified services. The actual services provided, and the payments made for such services, vary from firm to firm. These payments may be significant to the financial firms.
A number of factors are considered in determining the amount of these additional payments to financial firms. On some occasions, such payments may be conditioned upon levels of sales, including the sale of a specified minimum dollar amount of the shares of the Fund and/or other funds sponsored by PIMCO together or a particular class of shares, during a specified period of time. PIMCO also makes payments to one or more financial firms based upon factors such as the amount of assets a financial firm’s clients have invested in the Fund and the quality of the financial firm’s relationship with PIMCO and/or its affiliates.
The additional payments described above are made from PIMCO’s (or its affiliates) own assets (and sometimes, therefore referred to as “revenue sharing”) pursuant to agreements with financial firms and do not change the price paid by investors for the purchase of the Fund’s shares or the amount the Fund will receive as proceeds from such sales. These payments may be made to financial firms (as selected by PIMCO) that have sold significant amounts of shares of the Fund or other PIMCO-sponsored funds. In certain cases, the payments described above may be subject to minimum payment levels or vary based on the management fee or total expense ratio of the relevant Fund(s). Such arrangements do not impact the amount of the management fee charged by PIMCO to the Fund.
Ticket Charges. In addition to the payments described above, PIMCO makes payments to financial firms in connection with certain transaction fees (also referred to as “ticket charges”) incurred by the financial firms.
Event Support; Other Non-Cash Compensation; Charitable Contributions. In addition to the payments described above, PIMCO pays and/or reimburses, at its own expense, financial firms’ sponsorship and/or attendance at conferences, elite performer gatherings, seminars or informational meetings (which may include events held through video technology, to the extent permitted by applicable regulation (“event support”)), provides financial firms or their personnel with occasional tickets to events or other entertainment (which, in some instances, is held virtually), meals and small gifts or pays or provides reimbursement for reasonable travel and lodging expenses for attendees of PIMCO educational events (“other non-cash compensation”), and makes charitable contributions to valid charitable organizations at the request of financial firms (“charitable contributions”) to the extent permitted by applicable law, rules and regulations.
Visits; Training; Education. In addition to the payments described above, wholesaler representatives and employees of PIMCO or its affiliates visit financial firms on a regular basis to educate financial professionals and other personnel about the Fund and to encourage the sale or recommendation of Fund shares to their clients. PIMCO may also provide (or compensate consultants or other third parties to provide) other relevant training and education to a financial firm’s financial professionals and other personnel.

Platform Support; Consultant Services. PIMCO also may make payments or reimbursements to financial firms or their affiliated companies, which may be used for their platform development, maintenance, improvement and/or the availability of services including, but not limited to, platform education and communications, relationship management support, development to support new or changing products, eligibility for inclusion on sample fund line-ups, trading or order taking platforms and related infrastructure/technology and/or legal, risk management and regulatory compliance infrastructure in support of investment-related products, programs and services (collectively, “platform support”). PIMCO may also make payments to third party law firms or other service providers that provide certain due diligence services to financial firms with respect to the Fund and/or PIMCO in connection with such financial firm determining whether to include the Fund on its platform. Such payments typically relate to the amount of assets a financial firm’s clients have invested in the Fund or other PIMCO-advised funds. In certain instances, platform support payments are made for the purpose of supporting services provided by a financial firm’s servicing of shareholder accounts, including, but not limited to, handling toll-free telephone inquiries, processing shareholder communications and providing information to shareholders on their investments. PIMCO may also make payments to third party law firms or other service providers that provide certain due diligence services to financial firms with respect to the Fund and/or PIMCO in connection with such financial firm determining whether to include the Fund on its platform. In addition, PIMCO may also pay for the cost of third party product trainings on behalf of, and/or for the benefit of, third party financial firms which market PIMCO interval funds. Subject to applicable law, PIMCO and its affiliates may also provide investment advisory services to financial firms and their affiliates and may execute brokerage transactions on behalf of the Fund with such financial firms’ affiliates. These financial firms or their affiliates may, in the ordinary course of their financial firm business, recommend that their clients utilize PIMCO’s investment advisory services or invest in the Fund or in other products sponsored or distributed by PIMCO or its affiliates. Although platform support payments are not primarily intended to compensate financial firms for distribution of Fund shares or to encourage the sale of Fund shares, these payments may provide an additional incentive to certain financial firms to actively promote the sale of Fund shares and retain positions in the Fund in anticipation of increasing or retaining platform support payments. Some platform support arrangements also may entitle the Distributor or PIMCO to ancillary benefits such as reduced fees to attend a financial firm's event or conference or elimination of one-time setup fees, such as CUSIP charges that financial firms otherwise may charge. In addition, PIMCO may pay financial firms or their affiliated companies for certain services including technology, operations, tax, or audit consulting services and may pay such firms for PIMCO’s attendance at investment forums sponsored by such firms (collectively, “consultant services”). Such arrangements do not impact the amount of the management fee charged by PIMCO to the Fund.
Data. PIMCO also may make payments or reimbursements to financial firms or their affiliated companies for various studies, surveys, industry data, research and information about, and contact information for, particular financial professionals who have sold, or may in the future sell, shares of the Fund or other PIMCO-advised funds (i.e., “data”). Such payments may relate to the amount of assets a financial firm’s clients have invested in the Fund or other PIMCO-advised funds.
Payments. Payments for items including event support, platform support, data and consultant services (but not including certain account services discussed below), as well as revenue sharing, are, in certain circumstances, bundled and allocated among these categories in PIMCO’s discretion. Portions of such bundled payments allocated by PIMCO to revenue sharing shall remain subject to the percentage limitations on revenue sharing payments disclosed above. The financial firms receiving such bundled payments may characterize or allocate the payments differently from PIMCO’s internal allocation. In addition, payments made by PIMCO to a financial firm and allocated by PIMCO to a particular category of services can in some cases result in benefits related to, or enhance the eligibility of PIMCO or the Fund to receive, services provided by the financial firm that may be characterized or allocated to one or more other categories of services.
As of September 1, 2026, PIMCO anticipates that the firms that will receive the additional payments for marketing support for the Fund, shelf space or other services as described above include the following firms. Also included in the list below are firms with which PIMCO has an agreement pertaining to services that PIMCO categorizes as “account services”, as described below, where such agreement calls for the financial firm to be identified.
Atria Wealth Solutions (on behalf of its affiliated broker-dealers)
Cambridge Investment Research Advisors, Inc.
Carson Wealth Management
Charles Schwab & Co., Inc.
Citigroup Global Markets Inc.
Commonwealth Financial Network
Equity Services, Inc.

Fidelity Brokerage Services, LLC
Fidelity Investments Institutional Operations Company Inc.
Independent Financial Group, Inc.
Institutional Capital Network, Inc.
LPL Financial LLC
Merrill Lynch, Pierce, Fenner & Smith Inc.
MML Investors Services, LLC
Morgan Stanley Smith Barney LLC
National Financial Services LLC
NewEdge Securities, LLC
Northwestern Mutual Investments Services LLC
Osaic Institutions, Inc.
Osaic Wealth, Inc.
Raymond James & Associates
Raymond James Financial Services, Inc.
Rockefeller Financial LLC
Sanctuary Wealth Group, LLC
Signature Estate and Investment Advisors
UBS Financial Services, Inc.
Wells Fargo Advisors Financial Network, LLC
Wells Fargo Clearing Services, LLC
Wells Fargo Investments Institute, Inc.
Wintrust Investments LLC
PIMCO expects that additional firms may be added to this list from time to time or may receive one-time payments without anticipation of receiving future additional payments.
Subject to applicable law, PIMCO and its affiliates may also provide investment advisory services to financial firms and their affiliates and may execute brokerage transactions on behalf of the Fund with such financial firms’ affiliates. These financial firms or their affiliates may, in the ordinary course of their financial firm business, recommend that their clients utilize PIMCO’s investment advisory services or invest in the Fund or in other products sponsored or distributed by PIMCO or its affiliates.
Account Services. In addition to the payments, reimbursements and incentives described above, further amounts are, in certain circumstances, paid by PIMCO to financial firms for providing services with respect to shareholders holding Fund shares in nominee or street name, including, but not limited to, the following services: providing explanations and answering inquiries regarding the Fund and shareholder accounts; providing recordkeeping and other administrative services, including preparing record date shareholder lists for proxy solicitation; maintaining records of and facilitating purchases by shareholders of shares of the Fund; maintaining records of and facilitating repurchases of Common Shares by the Fund, including in connection with the Fund’s quarterly repurchase offers or other repurchases described in the Fund’s prospectus and elsewhere in this Statement of Additional Information; processing and mailing transaction confirmations, periodic statements, prospectuses, shareholder reports, shareholder notices and other SEC-required communications to shareholders; providing periodic statements to certain benefit plans and participants in such plans of the Fund held for the benefit of each participant in the plan; processing, collecting and posting distributions to their accounts; issuing and mailing dividend checks to shareholders who have selected cash distributions; assisting in the establishment and maintenance of shareholder accounts; providing account designations, addresses and other information; capturing and processing tax data; establishing and maintaining automated investment plans and shareholder account registrations; providing sub-accounting services; providing recordkeeping services related to shareholder purchase and Fund repurchase transactions, including providing such information as may be necessary to assure compliance with applicable blue sky requirements; and performing similar administrative services as requested by PIMCO to the extent that the firm is permitted by applicable statute, rule or regulation to provide such information or services. The actual services provided, and the payments made for such services, vary from firm to firm and, in some instances, vary with respect to a single firm according to investment channel. Such services may be referred to under a variety of descriptions, including sub-accounting, sub-transfer agency, administrative or shareholder services.
For these services, PIMCO pays an annual fee based on a per annum percentage of the value of the assets in the relevant accounts or annual per account charges. These payments are made out of PIMCO’s own resources. Such resources may include the management fees paid to PIMCO under the Fund’s Investment Management Agreement. Additionally, although these payments are made out of PIMCO’s own resources, in some cases the levels of such payments may vary by share class of the Fund in relation to advisory fees, total annual operating expenses or other payments made by the applicable share class to PIMCO; additionally, in some cases, the levels of such payments varies across and within share classes of the Fund in relation to investment channel and may differ from the amounts paid by PIMCO with respect to other PIMCO-sponsored funds for which the financial firm provides shareholder services. In addition, PIMCO may pay financial firms a flat fee by Fund or share class to cover certain set-up costs. These payments, taken together in the aggregate, may be material to financial firms relative to other compensation paid by the Fund and/or PIMCO and may be in addition to any (a) distribution and/or servicing (12b-1) fees; (b) marketing support, revenue sharing, platform support or “shelf space” fees; and (c) event support, other non-cash compensation and charitable contributions disclosed above and paid to or at the request of such financial firms or their personnel. The additional servicing payments and set-up fees described above may differ depending on the share class or investment channel and may vary from amounts paid to the Fund’s transfer agent for providing similar services to other accounts.
If investment advisers, distributors or affiliated persons of funds make payments and provide other incentives in differing amounts, financial firms and their financial professionals may have financial incentives for recommending a particular fund over other funds. Some platform arrangements also may entitle PIMCO or its affiliates to ancillary benefits such as reduced fees to attend a financial firm's event or conference or elimination of one-time setup fees, such as CUSIP charges that financial firms otherwise may charge. In addition, depending on the arrangements in place at any particular time, a financial firm and its financial professionals also may have a financial incentive for recommending a particular share class over other share classes or may favor a particular investment channel over other such channels. Because financial firms may be paid varying amounts per class for sub-accounting and related recordkeeping services, the service requirements of which also may vary by class, this may create an additional incentive for financial firms and their financial professionals to favor one fund complex over another or one fund class over another. You should review carefully any disclosure by the financial firm or plan recordkeepers as to its compensation.
In certain circumstances, PIMCO or its affiliates may pay or reimburse financial firms for distribution and/or shareholder services out of PIMCO’s or its affiliates’ own assets when the Distributor does not receive associated distribution and/or service (12b-1) fees from the Fund. These payments and reimbursements may be made from profits received by PIMCO or its affiliates from other fees paid by the Fund. Such activities by PIMCO or its affiliates may provide incentives to financial firms to purchase or market shares of the Fund. Additionally, these activities and arrangements may give PIMCO or its affiliates additional access to sales representatives of such financial firms, which may increase sales of Fund shares. The payments described in this paragraph may be significant to payors and payees.
Purchasing Shares
The following section provides basic information about how to purchase Common Shares of the Fund. The Fund typically offers and sells its shares to U.S. residents and certain non-U.S. investment companies operating as “feeder funds,” but may also offer and sell its shares directly or indirectly to other non-U.S. residents from time to time, including in private transactions. For purposes of this policy, a U.S. resident is defined as an account with (i) a U.S. address of record and (ii) all account owners residing in the U.S. at the time of sale.
The Fund and the Distributor each reserve the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund or for other reasons such as compliance with anti-money laundering or sanctions obligations and requirements.
In the interest of economy and convenience, certificates for shares will not be issued.
Purchases of Fund shares are discussed under the “Plan of Distribution – Purchasing Shares” section of the Prospectus, and that information is incorporated herein by reference.
If you are eligible to buy Institutional Class Common Shares as well as Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares, you should buy Institutional Class Common Shares because Class A-2, Class A-3 and Class A-4 Common Shares may be subject to sales charges, and each of Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares will pay an annual distribution and/or service fee.
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares. Eligible investors may purchase Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares through their broker-dealer or other financial firm. Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are not available for purchase directly from the Distributor.
Through your broker-dealer or other financial firm. Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares are primarily offered and sold to retail investors by certain broker-dealers that are members of FINRA and that have agreements with the Distributor to offer Class A-1, Class A-2, Class A-3 and/or Class A-4 Common Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Your broker-dealer or other financial firm may establish higher or lower minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm and instructions for buying, selling, exchanging or transferring Class A-1, Class A-2, Class A-3 or Class A-4 Common Shares must be submitted by your broker-dealer or other financial firm on your behalf.
Institutional Class Common Shares. Eligible investors may purchase Institutional Class Common Shares in the following ways:
Through your broker-dealer or other financial firm. Institutional Class Common Shares may be offered through certain financial firms (including through retail separately managed accounts (i.e., wrap accounts) managed by PIMCO) that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Your broker-dealer or other financial firm may establish higher or lower minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm. If you purchase shares through a broker-dealer or other financial firm, instructions for buying, selling, exchanging or transferring Institutional Class Common Shares must be submitted by your financial firm or broker-dealer on your behalf.
Through the Distributor. You should discuss your investment with your financial advisor before you make a purchase to be sure the Fund is appropriate for you. Individual investors who meet the minimum investment amount and wish to invest directly in Institutional Class Common Shares may obtain an Account Application online at pimco.com or by calling 844.312.2113. If you do not list a financial advisor and his/her brokerage firm on the Account Application, the Distributor is designated as the broker of record, but solely for purposes of acting as your agent to purchase shares.
The completed Account Application may be submitted using the following methods:
Facsimile:
844.643.0432

Overnight Mail:	Regular Mail:
PIMCO Interval Funds C/O SS&C Global Investor & Distribution Solutions, Inc. 801 Pennsylvania Avenue Suite 219993 Kansas City, MO 64105-1307	PIMCO Interval Funds P.O. Box 219993 Kansas City, MO 64121-9993
E-mail:
pimcoaltprocessing@dstsystems.com
For inquiries, please call 844.312.2113.
Payment for the purchase of Common Shares may be made by check payable to the PIMCO Interval Funds and sent to the Regular Mail address above; or by wiring federal funds to:

PIMCO Interval Funds
United Missouri Bank
928 Grand Blvd
Kansas City, MO 64106
ABA 101000695
DDA 98-7229-174-3
ACCT: Your PIMCO Account Number
FFC: Shareholder Name and Fund Identifier

Before wiring federal funds, the investor must provide order instructions to the transfer agent by facsimile at 844.643.0432 or by e-mail at pimcoaltprocessing@dstsystems.com. In order to receive the current day’s NAV, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) (“NYSE Close”). Instructions must include the name and signature of an appropriate person designated on the Account Application (“Authorized Person”), account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order.
An investor may place a purchase order for Common Shares without first wiring federal funds if the purchase amount is to be derived from an advisory account managed by PIMCO or one of its affiliates, or from an account with a broker-dealer or other financial firm that has established a processing relationship with the Fund on behalf of its customers.
Investment Minimums
Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares. The following investment minimums apply for purchases of Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares:
Initial Investment	Subsequent Investments
$2,500 per account	$50
●
Institutional Class Common Shares. The following investment minimums apply for purchases of Institutional Class Common Shares:
Initial Investment	Subsequent Investments
$1 million per account	None
The initial investment minimums may be higher or lower for certain financial firms that submit orders on behalf of their customers (including through retail separately managed accounts (i.e., wrap accounts) managed by PIMCO). The Fund or the Distributor may lower or waive the initial investment minimums for certain classes of shares or categories of investors at their discretion. The minimum initial investment may also be modified for the Trustees and certain employees and their extended family members of PIMCO and its affiliates. For these purposes, “extended family members” shall include such person’s spouse or domestic partner, as recognized by applicable state law, children, siblings, current brother/sister-in-laws, parents, and current father/mother-in-laws.
●
Additional Investments.  An investor may purchase additional Institutional Class Common Shares of the Fund at any time by sending a facsimile or e-mail as outlined above. If you invest in Common Shares through a broker-dealer, contact your financial firm for information on purchasing additional Common Shares.
●
Other Purchase Information.  Purchases of the Fund’s Common Shares will be made in full and fractional shares.
Sales Charge - Class A-2 and Class A-4 Common Shares
This section includes important information about sales charge reduction programs available to investors in Class A-2 and/or Class A-4 Common Shares of the Fund and describes information or records you may need to provide to the Distributor or your financial firm in order to be eligible for sales charge reduction programs.
Unless you are eligible for a waiver, the public offering price you pay when you buy Class A-2 or Class A-4 Common Shares of the Fund is the NAV of the shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below. No sales charge is imposed where Class A-2 or Class A-4 Common Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. For investors investing in Class A-2 or Class A-4 Common Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that you obtain the proper “breakpoint” discount.

The Fund may sell its Class A-2 and Class A-4 Common Shares at NAV without an initial sales charge to certain categories of investors, including current or retired officers, trustees, directors or employees of the Fund, PIMCO or the Distributor. The Fund believes that this arrangement encourages those persons to invest in the Fund, which further aligns the interest of the Fund and those persons. See “Sales at Net Asset Value” below for more information.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class A-2 and Class A-4 Common Shares are subject to a 3.00% maximum sales charge as a percentage of the offering price (3.09% as a percentage of net amount invested).
Class A-2 Common Shares are subject to the following sales charge:
Your Investment	As a % of offering price	As a % of net amount invested	Discount or commission to dealers as % of public offering price
Less than $100,000	2.00%[1]	2.04%[1]	2.00%[1]
$100,000 – $249,999.99	1.00%	1.01%	1.00%
$250,000 and over	0.00%[2]	0.00%[2]	0.00%
1
Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%.
2
As shown, investors that purchase $250,000 or more of the Fund’s Class A-2 Common Shares will not pay any initial sales charge on the purchase. However, except with regard to purchases described below under “Sales at Net Asset Value”, purchases of $250,000 or more of Class A-2 Common Shares will be subject to an early withdrawal charge of 1.00% if the Common Shares are repurchased during the first 12 months after their purchase. The Distributor will pay a commission of 1.00% to dealers that sell amounts of $250,000 or more of Class A-2 Common Shares. See “Early Withdrawal Charges - Class A-2 and Class A-4 Common Shares” below.
Class A-4 Common Shares are subject to the following sales charge:
Your Investment	As a % of offering price	As a % of net amount invested	Discount or commission to dealers as % of public offering price
Less than $100,000	2.00%*	2.04%*	2.00%[1]
$100,000 – $249,999.99	1.00%	1.01%	1.00%[2]
$250,000 and over	0.00%[3]	0.00%[3]	0.00%[4]
*
Although the Fund is permitted to charge a maximum sales charge of 3.00%, the Fund has elected to currently charge a maximum sales charge of 2.00%.
1
The Distributor will pay a commission of 2.00% to dealers that sell amounts of less than $100,000 of Class A-4 Common Shares. The Distributor will pay to such dealers a Rule 12b-1 trail fee of 0.75% beginning immediately upon purchase.
2
The Distributor will pay a commission of 1.00% to dealers that sell amounts greater than $100,000 but less than $250,000 of Class A-4 Common Shares. The Distributor will pay to such dealers a Rule 12b-1 trail fee of 0.75% beginning immediately upon purchase.
3
As shown, investors that purchase $250,000 or more of the Fund’s Class A-4 Common Shares will not pay any initial sales charge on the purchase. However, except with regard to purchases described below under “Sales at Net Asset Value”, purchases of $250,000 or more of Class A-4 Common Shares will be subject to an early withdrawal charge of 1.00% if the Common Shares are repurchased during the first 12 months after their purchase. See “Early Withdrawal Charges - Class A-2 and Class A-4 Common Shares” below.

4
The Distributor will pay a commission of 1.00% to dealers that sell amounts of $250,000 or more of Class A-4 Common Shares. The Distributor will then also pay to such dealers a Rule 12b-1 trail fee of 0.75% beginning in the thirteenth month after purchase.
Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A-2 or Class A-4 shares through utilization of the Combined Purchase Privilege, Right of Accumulation, Letter of Intent or Reinstatement Privilege. These programs (described below) will apply to purchases of other closed-end interval funds that PIMCO sponsors currently or in the future (collectively, “Eligible Funds”), which offer Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares. Eligible Funds do not include open-end funds sponsored by PIMCO.
Combined Purchase Privilege and Right of Accumulation (Breakpoints). A Qualifying Investor (as defined below) may qualify for a reduced sales charge on Class A-2 or Class A-4 Common Shares at the breakpoint levels disclosed herein by combining concurrent purchases of the Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of one or more Eligible Funds into a single purchase (the “Combined Purchase Privilege”). In addition, a Qualifying Investor may obtain a reduced sales charge on Class A-2 or Class A-4 Common Shares by adding the purchase value of Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of an Eligible Fund with the current aggregate net asset value of all Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of any Eligible Fund held by accounts for the benefit of such Qualifying Investor (the “Right of Accumulation” or “Cumulative Quantity Discount”).
The term “Qualifying Investor” refers to:
1.
an individual, such individual’s spouse or domestic partner, as recognized by applicable state law, or such individual’s children under the age of 21 years (each, a “family member”) (including family trust* accounts established by such a family member); or
2.
a trustee or other fiduciary for a single trust (except family trusts* noted above), estate or fiduciary account although more than one beneficiary may be involved; or
3.
an employee benefit plan of a single employer.
*
For these purposes, a “family trust” is one in which a family member, as defined in section (1) above, or a direct lineal descendant(s) of such person is/are the beneficiary(ies), and such person or another family member, direct lineal ancestor or sibling of such person is/are the trustee(s).
While a shareholder’s positions in Class A-1 and Class A-3 common shares of other Eligible Funds are accounted for with respect to reaching a breakpoint level on purchases of Class A-2 or Class A-4 common shares of any Eligible Fund, because neither the Eligible Funds nor their distributor impose an initial sales charge on Class A-1 or Class A-3 common shares of other Eligible Funds, the Combined Purchase Privilege and Right of Accumulation programs do not apply to these share classes. Class A-1 or Class A-3 common shares of other Eligible Funds that count towards reaching a breakpoint level on purchases of Class A-2 or Class A-4 common shares of any Eligible Fund through the Combined Purchase Privilege and Right of Accumulation programs are still subject to transaction or other fees that may be charged by certain financial firms, as those programs do not impact the imposition of such fees.
Letter of Intent. Investors may also obtain a reduced sales charge on purchases of Class A-2 and/or Class A-4 Common Shares of the Fund by means of a written Letter of Intent which expresses an intent to invest not less than $250,000 within a period of 13 months in Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of any Eligible Fund(s). The maximum intended investment allowable in a Letter of Intent is $250,000. Each purchase of shares under a Letter of Intent will be made at the public offering price or prices applicable at the time of such purchase to a single purchase of the dollar amount indicated in the Letter of Intent. The value of the investor’s account(s) linked to a Letter of Intent will be included at the start date of the Letter of Intent. A Letter of Intent is not a binding obligation to purchase the full amount indicated. Shares purchased with the first 5% of the amount indicated in the Letter of Intent will be held in escrow (while remaining registered in your name) to secure payment of the higher sales charges applicable to the shares actually purchased in the event the full intended amount is not purchased. If the full amount indicated is not purchased, a sufficient amount of such escrowed shares will be involuntarily repurchased to pay the additional sales charge applicable to the amount actually purchased, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Eligible Fund shares, are not subject to escrow. When the full amount indicated has been purchased, the escrow will be released. Repurchases during the Letter of Intent period will not count against the shareholder.

In making computations concerning the amount purchased for purposes of a Letter of Intent, market appreciation in the value of the shareholder’s Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of Eligible Funds will not be included.
Method of Valuation of Accounts. To determine whether a shareholder qualifies for a reduction in sales charge on a purchase of Class A-2 and/or Class A-4 Common Shares of the Fund, the public offering price of the shares is used for purchases relying on the Combined Purchase Privilege or a Letter of Intent and the amount of the total current purchase (including any sales load) plus the NAV (at the close of business on the day of the current purchase) of shares previously acquired is used for the Right of Accumulation.
Reinstatement Privilege. A Class A-2 or Class A-4 shareholder who has caused any or all of his or her shares to be repurchased may reinvest all or any portion of the repurchase proceeds in Class A-1, Class A-2, Class A-3 and/or Class A-4 common shares of any Eligible Fund at net asset value without any sales charge, provided that such reinvestment is made within 120 calendar days after the repurchase date. Shares are sold to a reinvesting shareholder at the net asset value next determined. See “How Fund Shares are Priced” in the Prospectus. A reinstatement pursuant to this privilege will not cancel the repurchase transaction and, consequently, any gain or loss so realized may be recognized for federal tax purposes except that no loss may be recognized to the extent that the proceeds are reinvested in shares of the same Fund within 30 days. The reinstatement privilege may be utilized by a shareholder only once per year per account (per 365 days), irrespective of the number of shares repurchased, except that the privilege may be utilized without limit in connection with transactions whose sole purpose is to transfer a shareholder’s interest in the Fund to his or her Individual Retirement Account or other qualified retirement plan account (if applicable). An investor may exercise the reinstatement privilege by written request sent to the Fund or to the investor’s financial firm. Investors who were not assessed a sales charge upon the purchase of their shares may not utilize the reinstatement privilege with respect to reinvestment of such shares following their repurchase.
Sales at Net Asset Value.
In addition to the programs summarized above, Class A-2 or Class A-4 Common Shares, which are available for purchase only through a broker-dealer or other financial firm, may be sold at NAV without an initial sales charge to:
(i) current, retired, or former officers, trustees, directors or employees of the Fund (including accounts established for former employees or extended family of former employees established while employed), PIMCO Funds, PIMCO Equity Series, Allianz Funds, or Allianz Funds Multi-Strategy Trust, Allianz, Allianz Global Investors U.S. LLC, PIMCO or the Distributor, other affiliates of Allianz Global Investors U.S. LLC and funds advised or sub-advised by any such affiliates, in any case at the discretion of PIMCO or the Distributor; their spouse or domestic partner, as recognized by applicable state law, children, siblings, current brother/sister-in-laws, parents, and current father/mother-in-laws (“extended family”), or family trust account for their benefit, or any trust, profit-sharing or pension plan for the benefit of any such person;
(ii) current registered representatives and other full-time employees of broker-dealers that have selling agreements with the Distributor or such persons’ spouse or domestic partner, as recognized by applicable state law, children under 21, and family trust accounts;
(iii) trustees or other fiduciaries purchasing shares through certain group omnibus plans (such as 401(k), 403(b), Health Savings Accounts, 457, Profit Sharing/Keogh, Money Purchase Pension and Defined Benefit; not including individual participant directed accounts (i.e., accounts listed in the Fund’s records as for the benefit of a named individual), SEP-IRAs, SIMPLE IRAs, SARSEP IRAs and 403(b)7 custodial accounts) sponsored by employers, professional organizations or associations, or charitable organizations that qualify for 501(c)(3) status under the Internal Revenue Code;
(iv) investors rolling over assets from specified benefit plans to IRAs or other qualified retirement plan accounts if such assets were invested in the Fund at the time of distribution;
(v) participants investing through accounts known as “wrap accounts” established with broker-dealers approved by the Distributor where such broker-dealers are paid a single, inclusive fee for brokerage and investment management services;

(vi) client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers that use Class A-2 or Class A-4 Common Shares in particular investment products or programs or in particular situations in which the broker-dealer will make Class A-2 or Class A-4 Common Shares available for purchase at NAV (e.g., through self-directed brokerage service platforms or investment advisory programs);
(vii) accounts for which the company that serves as trustee or custodian either (a) is affiliated with PIMCO or (b) has a specific agreement to serve as trustee or custodian of the account with the Distributor;
(viii) investors following the public announcement of the Board’s approval of a plan of liquidation for the Fund or for another share class of the Fund until the liquidation date;
(ix) investors making an exchange from a taxable account invested in a PIMCO Interval Fund to the Fund held in an IRA or other qualified retirement plan account for the purpose of making a contribution to the IRA or other qualified retirement plan account;
(x) investors exchanging proceeds of required minimum distributions from an IRA or other qualified retirement plan account invested in a PIMCO Interval Fund to a taxable account invested in the Fund;
(xi) investors acquiring Class A-2 or Class A-4 Common Shares as a result of any automatic conversion of their shares of another class of the Fund into Class A-2 or Class A-4 Common Shares; and
(xii) any other person if the Distributor anticipates that there will be minimal cost borne by the Distributor associated with the sale. What qualifies as “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor but will be applied uniformly to all shareholders seeking a waiver for which there will be such minimal cost.
The Distributor will only pay Rule 12b-1 fees and will not pay any initial commission or other fees to broker-dealers upon the sale of Class A-2 or Class A-4 Common Shares to the purchasers described in sub-paragraphs (i) through (xii) above. In addition, the Distributor will only pay distribution and/or service fees and will not pay any initial commission or other fees to broker-dealers upon the sale of Class A-2 and Class A-4 Common Shares of the Fund following the public announcement of the Board's approval of a plan of liquidation for the Fund.
Exchanges
Shares of one class of the Fund or one class of common shares of other Eligible Funds may be exchanged for shares of the same class or another class of Common Shares of the Fund without a sales charge. The Fund will only complete an exchange at the direction of a financial intermediary. Contact your financial intermediary to learn more about the details of this exchange feature. See “Exchanging Shares” below for additional information.
Early Withdrawal Charges - Class A-2 and Class A-4 Common Shares
Unless you are eligible for a waiver, if you purchase $250,000 or more of Class A-2 or Class A-4 Common Shares (and, thus, pay no initial sales charge) of the Fund, you will be subject to a 1% early withdrawal charge (“EWC”) if your Class A-2 or Class A-4 Common Shares are repurchased within 12 months of their purchase. If the financial firm through which you purchased your Common Shares does not receive any upfront commission from the Distributor at the time of purchase, you will not be subject to an EWC upon repurchase. The Class A-2 and Class A-4 EWCs do not apply if you are otherwise eligible to purchase Class A-2 or Class A-4 Common Shares without an initial sales charge or are eligible for a waiver of the EWC.
How EWCs will be Calculated
An EWC is imposed on repurchases of Class A-2 or Class A-4 Common Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments on which you paid no initial sales charge as a result of reaching a breakpoint on the initial purchase and have not been held 12 months.
The following rules apply under the method for calculating EWCs:

●
Common Shares acquired through the reinvestment of dividends or capital gains distributions will be repurchased first and will not be subject to any EWC.
●
For the repurchase of all other Common Shares, the EWC will be based on either your original purchase price or the then current NAV of the Common Shares being sold, whichever is lower. To illustrate this point, consider Common Shares purchased at an NAV of $10. If the Fund's NAV per Common Share at the time of repurchase is $12, the EWC will apply to the purchase price of $10. If the NAV per Common Share at the time of repurchase is $8, the EWC will apply to the $8 current NAV per Common Share.
●
EWCs will be deducted from the proceeds of your repurchase, not from amounts remaining in your account.
●
In determining whether an EWC is payable, it is assumed that you will have repurchased first the lot of Common Shares which will incur the lowest EWC.
Reductions and Waivers of Initial Sales Charges and EWCs
The initial sales charges and EWCs on Class A-2 or Class A-4 Common Shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales Charge - Class A-2 and Class A-4 Common Shares” above for information on Class A-2 and Class A-4 initial sales charges.
EWCs on Class A-2 or Class A-4 Common Shares may be reduced or waived for:
(i) any partial or complete repurchase following death or permanent and total disability (as defined in Section 22(e) of the Internal Revenue Code) of an individual holding shares for his or her own account and/or as the last survivor of a joint tenancy arrangement (this provision, however, does not cover the death or disability of an individual holding shares in a fiduciary capacity or as a nominee or agent, nor does it cover the death or disability of the owners, trustees or beneficiaries of a legal entity) provided the repurchase is requested within one year of the death or initial determination of disability and provided the death or disability occurs after the purchase of the shares;
(ii) repurchases by current or former Trustees, officers and employees of the Fund or any of the PIMCO Interval Funds, and by directors, officers and current or former employees of the Distributor, Allianz, Allianz Global Fund Management or PIMCO if the account was established while employed;
(iii) repurchases of shares of the Fund if it is combined with another Eligible Fund, investment company, or personal holding company by virtue of a merger, acquisition or other similar reorganization transaction;
(iv) repurchases where the shareholder can demonstrate hardship;
(v) repurchases where there will be minimal cost borne by the Distributor associated with the repurchase;
(vi) an intra-fund exchange of shares of one class of Common Shares of the Fund for shares of another class of Common Shares of the Fund, or exchange Common Shares of the Fund for the same class or another class of common shares of another Eligible Fund where the initial shares were purchased at NAV and no commission was paid;
(vii) repurchases following the public announcement of the Board’s approval of a plan of liquidation for the Fund or for another share class of the Fund.
What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor. The Distributor follows how IRS regulations classify “hardship” – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need. The Distributor generally determines an EWC waiver or reduction to be of “minimal cost” where the shareholder can demonstrate that the repurchase triggering the EWC was inadvertently executed during the period subject to the EWC and substantially all of the EWC period has lapsed.
The Fund may require documentation prior to waiver of the EWC for any class, including distribution letters, certification by plan administrators, applicable tax forms, death certificates, physicians’ certificates (e.g., with respect to disabilities), etc. In addition, investors will not be subject to EWCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

Required Shareholder Information and Records
In order for investors in Class A-2 or Class A-4 Common Shares of the Fund to take advantage of sales charge reductions, an investor or his or her financial firm must notify the Fund that the investor qualifies for such a reduction. If the Fund is not notified that the investor is eligible for these reductions, the Fund will be unable to ensure that the reduction is applied to the investor's account. An investor may have to provide certain information or records to his or her financial firm or the Fund to verify the investor's eligibility for breakpoint discounts or sales charge waivers.
An investor may be asked to provide information or records, including account statements, regarding shares of the Fund or other Eligible Funds held in:
●
any account of the investor at another financial firm; and
●
accounts of Qualifying Investors at any financial firm.
Exchanging Shares
Exchanges Across Eligible Funds: Subject to the terms and conditions below, shares of one class of common shares of other Eligible Funds may be exchanged, at the shareholder’s option, for shares of the same class or another class of Common Shares of the Fund. Shareholders may also move their investment in Common Shares of the Fund into shares of the same class or another class of common shares of other Eligible Funds in conjunction with quarterly repurchases made by the Fund. In this case, rather than tendering shares for cash, the shareholder would elect to have the dollar value of those Common Shares accepted for purchases of shares of the other Eligible Funds. Such exchanges for shares of other Eligible Funds must occur in conjunction with quarterly repurchases made by the Fund and will be subject to those repurchase offer risks, such as the risk that shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer, that are described in the Prospectus. See “Principal Risks of the Fund - Repurchase Offers Risk.”
The total value of shares being exchanged into the Fund must at least equal the minimum investment requirement applicable to the relevant class of Common Shares of the Fund, and the total value of shares being exchanged out of the Fund into other Eligible Funds must meet the minimum investment requirements of those Eligible Funds, as applicable. Other than exchanges at the direction of a financial intermediary (as described below), shares of the Fund or other Eligible Funds related to such exchanges will be subject to any sales charges, EWCs and/or waivers applicable to such classes of shares.
Intra-Fund Exchanges: Common Shares of one class of the Fund may be exchanged at any time, at a shareholder’s option, directly for shares of another class of the Fund (an “intra-fund exchange”), subject to the terms and conditions described below and provided that the shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such shareholder seeks to exchange. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels is described under “Purchasing Shares” and “Investment Minimums” above.
Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a shareholder receiving new shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.
Financial Intermediary-Directed Exchanges: Financial intermediaries may, in connection with a change in a client’s account type, at the direction of a client, or otherwise in accordance with a financial intermediary’s policies and procedures, direct the Fund on behalf of the intermediary’s clients to exchange shares of one class of Common Shares of the Fund for shares of another class of Common Shares of the Fund, or exchange Common Shares of the Fund for the same class or another class of common shares of another Eligible Fund. Any such exchange will not be subject to any sales charges or EWCs. Class A-1, Class A-2, Class A-3 and Class A-4 Common Shares of the Fund are, however, subject to higher annual operating expenses than Institutional Class Common Shares. See “Summary of Fund Expenses” in the Prospectus. The Fund will only complete such an exchange at the direction of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.
Shares Purchased or Held Through Financial Intermediaries
The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. The Fund’s sales charge waivers and discounts disclosed above are available for qualifying purchases and are generally available through financial firms unless otherwise specified in Appendix B (Financial Firm-Specific Sales Charge Waivers and Discounts) to the Prospectus.
The sales charge waivers, discounts and/or breakpoints available through certain other financial intermediaries are set forth in Appendix B to the Prospectus, and may differ from those available for purchases made directly from the Distributor or certain other financial firms. Please contact your financial firm for more information regarding applicable sales charge waivers, discounts and/or breakpoints available to you and the financial firm’s related policies and procedures.
While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class, Class A-1 or Class A-3 Common Shares, if you buy Institutional Class, Class A-1, or Class A-3 Common Shares through certain financial firms they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
Additional Information about Purchases. Shares may be purchased at a price equal to their net asset value per share, plus any applicable sales charge, next determined after receipt of an order. Under normal circumstances, all purchase orders received by the Fund or its designee prior to the NYSE Close on a regular business day are processed at that day’s offering price. However, orders received by the Fund or its designee after the offering price is determined that day from financial firms or certain retirement plans will receive such offering price if the orders were received by the financial firm or retirement plan from its customer or participant prior to such offering price determination and were transmitted to and received by the Fund or its designee prior to such time as agreed upon by the Distributor or Investment Manager in accordance with an agreement or as allowed by applicable law. Purchase orders will be accepted only on days on which the Fund is open for business. If a purchase order is received on a day when the Fund is not open for business, it will be processed on the next succeeding day the Fund is open for business (according to the succeeding day’s net asset value). The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. On any day that regular trading on the NYSE closes earlier than scheduled, the Fund reserves the right to: (i) advance the time as of which the NAV is calculated and, therefore, the time by which purchase orders must be received to receive that day’s NAV or (ii) accept purchase orders until, and calculate its NAV as of, the normally scheduled NYSE Close. On any day that the NYSE is closed when it would normally be open for business, the Fund may accept purchase orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE or such other time that the Fund may determine.
If your shares are held with a broker, dealer or other financial intermediary with an agreement with the distributor (“Authorized Intermediary”), all orders must be received by the Authorized Intermediary in good order before NYSE Close on trade date. All purchase orders received by an Authorized Intermediary must be transmitted to the Fund in good order prior to 9:00am ET on the following business day. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker's authorized designee, receives such order, so long as this purchase order is transmitted to the Fund in good order by 9:00am ET the following day. Purchase orders received by the Fund after 9:00am ET will be processed at the Fund's NAV next computed. For repurchase requests, if your Authorized Intermediary fails to timely submit your repurchase request to the Fund's transfer agent in good order, you will be unable to tender your Shares until a subsequent repurchase offer, and your request would need to be resubmitted to the Fund. If your account is held directly at the Fund's transfer agent (and as a result you receive statements directly from PIMCO Investments LLC), orders must be received in good order by the Fund's transfer agent, SS&C Global Investor and Distribution Solutions Inc., prior to NYSE Close. Neither the Fund nor its service providers (including PIMCO Investments LLC) shall bear any responsibility for gains or losses resulting from an Authorized Intermediary's failure to transmit a trade instruction in good order to the Fund's transfer agent timely.

The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early.
Broker-dealers and other financial firms are obligated to transmit purchase orders promptly. The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund shares. The sale of shares may be suspended on any day on which the NYSE is closed and, if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency that makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.
Signature Validation. When a signature validation is called for, a Medallion signature guarantee or Signature validation program (“SVP”) stamp may be required. A Medallion signature guarantee is intended to provide signature validation for transactions considered financial in nature, and an SVP stamp is intended to provide signature validation for transactions non-financial in nature. In certain situations, a notarized signature may be used instead of a Medallion signature guarantee or an SVP stamp. A Medallion signature guarantee or SVP stamp may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which is participating in a Medallion program or Signature validation program recognized by the Securities Transfer Association. When a Medallion signature guarantee or SVP stamp is required, signature validations from financial institutions which are not participating in one of these programs will not be accepted. Please note that financial institutions participating in a recognized Medallion program may still be ineligible to provide a signature validation for transactions of greater than a specified dollar amount. The Fund may change the signature validation requirements from time to time upon notice to shareholders, which may be given by means of a new or supplemented prospectus. Shareholders should contact the Fund for additional details regarding the Fund’s signature validation requirements.
Account Registration and Privilege Changes. Changes in registration or account privileges may be made in writing. Signature validation may be required. See “Signature Validation” above. All correspondence must include the account number and may be submitted using the following methods:
Facsimile:
844.643.0432

Overnight Mail:	Regular Mail:
PIMCO Interval Funds C/O SS&C Global Investor & Distribution Solutions, Inc. 801 Pennsylvania Avenue Suite 219993 Kansas City, MO 64105-1307	PIMCO Interval Funds P.O. Box 219993 Kansas City, MO 64121-9993
Email:
pimcoaltprocessing@dstsystems.com
For inquiries, please call 844.312.2113.
If you invest through a broker-dealer, contact your financial firm for information on changes in registration or account privileges.
Information for Shares of the Fund. Broker-dealers and other financial intermediaries provide varying arrangements for their clients to purchase Fund shares. Some may establish higher or lower minimum investment requirements than set forth above. Firms may arrange with their clients for other investment or administrative services and may independently establish and charge transaction or other fees and/or other additional amounts to their clients for such services, which charges would reduce clients’ return. Firms also may hold Fund shares in nominee or street name as agent for and on behalf of their customers. In such instances, the Fund’s transfer agent will have no information with respect to or control over accounts of specific shareholders. Such shareholders may obtain access to their accounts and information about their accounts only from their broker. In addition, certain privileges with respect to the purchase and redemption of shares or the reinvestment of dividends may not be available through such firms. Some firms may participate in a program allowing them access to their clients’ accounts for servicing including, without limitation, transfers of registration and dividend payee changes; and may perform functions such as generation of confirmation statements and disbursement of cash dividends.
Request for Multiple Copies of Shareholder Documents
To reduce expenses, it is intended that only one copy of the Prospectus and each annual and semi-annual report or notice of availability, when available, will be mailed to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and your shares are held in the Fund’s account, call the Fund at 844.312.2113. You will receive the additional copy within 30 days after receipt of your request by the Fund. Alternatively, if your shares are held through a financial institution, please contact the financial institution.
REPURCHASE OF COMMON SHARES
In order to provide some liquidity to shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at net asset value. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Common Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. Notices of each quarterly repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which shareholders can tender their Common Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to shareholders within three business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. Subject to Board approval, Repurchase Request Deadlines are expected to occur each February, May, August and November, and Repurchase Offer Notices are expected to be sent each January, April, July and October preceding each such Repurchase Request Deadline. The Fund’s Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Investors should consider Common Shares of the Fund to be an illiquid investment. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Thus, Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks.
The section entitled “Periodic Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Common Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Investment Restrictions” in this Statement of Additional Information.
See “Principal Risks of the Fund – Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Common Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Taxation” below.
In addition to the Fund’s policy to make periodic repurchase offers as described above, the Board may consider additional repurchases of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Fund to an open-end investment company (described below). The Fund cannot assure you that its Board will decide to take or propose any of these actions.
Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income and gains. Any share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

PORTFOLIO TRANSACTIONS AND BROKERAGE
Investment Decisions and Portfolio Transactions
Investment decisions for the Fund and for the other investment advisory clients of PIMCO are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including the Fund). Some securities considered for investments by the Fund also may be appropriate for other clients served by PIMCO. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time, including accounts in which PIMCO, its affiliates and its employees may have a financial interest. If a purchase or sale of securities consistent with the investment policies of the Fund and one or more of these clients served by PIMCO is considered at or about the same time, transactions in such securities will be allocated among the Fund and other clients pursuant to PIMCO’s trade allocation policy, as applicable, that is designed to ensure that all accounts, including the Fund, are treated fairly, equitably, and in a non-preferential manner, such that allocations are not based upon fee structure or portfolio manager preference.
Where applicable, PIMCO considers relevant ESG factors in its investment research process with the goal of enhancing risk-adjusted returns. Integrating relevant factors into the evaluation process does not mean that ESG related information is the sole or primary consideration for an investment decision. PIMCO’s portfolio managers and analyst teams consider a variety of factors including the materiality of those factors to make investment decisions. Where material, ESG factors can be important considerations when evaluating long-term investment opportunities and risks for asset classes, where applicable. The materiality of ESG considerations to investment decisions typically varies across asset classes, strategies, products and valuations. PIMCO may acquire on behalf of its clients (including the Fund) securities or other financial instruments providing exposure to different aspects of the capital and debt structure of an issuer, including without limitation those that relate to senior and junior/subordinate obligations of such issuer. In certain circumstances, the interests of those clients exposed to one portion of the issuer’s capital and debt structure may diverge from those clients exposed to a different portion of the issuer’s capital and debt structure. PIMCO may advise some clients or take actions for them in their best interests with respect to their exposures to an issuer’s capital and debt structure that may diverge from the interests of other clients with different exposures to the same issuer’s capital and debt structure.
PIMCO may aggregate orders for the Fund with simultaneous transactions entered into on behalf of its other clients when, in its reasonable judgment, aggregation may result in an overall economic benefit to the Fund and the other clients in terms of pricing, brokerage commissions or other expenses. When feasible, PIMCO allocates trades prior to execution. When pre-execution allocation is not feasible, PIMCO promptly allocates trades following established and objective procedures. Allocations generally are made at or about the time of execution and before the end of the trading day. As a result, one account may receive a price for a particular transaction that is different from the price received by another account for a similar transaction on the same day. In general, trades are allocated among portfolio managers on a pro rata basis (to the extent a portfolio manager decides to participate fully in the trade), for further allocation by each portfolio manager among that manager’s eligible accounts. In allocating trades among accounts, portfolio managers generally consider a number of factors, including, but not limited to, each account’s deviation (in terms of risk exposure and/or performance characteristics) from a relevant model portfolio, each account’s investment objectives, restrictions and guidelines, its risk exposure, its available cash, and its existing holdings of similar securities. Once trades are allocated, they may be reallocated only in unusual circumstances due to recognition of specific account restrictions. In some cases, PIMCO may sell a security on behalf of a client, including the Fund, to a broker-dealer that thereafter may be purchased for the accounts of one or more other clients, including the Fund, from that or another broker-dealer. PIMCO has adopted procedures it believes are reasonably designed to obtain the best execution for the transactions by each account.
Brokerage and Research Services
There is generally no stated commission in the case of fixed income securities, which are often traded in the OTC markets, but the price paid by the Fund usually includes an undisclosed dealer commission or mark-up. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. Transactions on U.S. stock exchanges and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. Also, a particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in foreign securities generally involve the payment of fixed brokerage commissions, which are generally higher than those in the United States. Transactions in fixed income securities on certain foreign exchanges may involve commission payments.
PIMCO places all orders for the purchase and sale of portfolio securities, options, futures contracts, swap agreements and other instruments for the Fund and buys and sells such securities, options, futures, swap agreements and other instruments for the Fund through a substantial number of brokers and dealers, as well as automated trading platforms (“ATPs”). In so doing, PIMCO uses its best efforts to obtain for the Fund the best execution available, except to the extent it may be permitted to pay higher brokerage commissions as described below. In seeking best execution, PIMCO, having in mind the Fund’s best interests, considers all factors it deems relevant, including, by way of illustration, price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer (or ATP) involved and the quality of service rendered by the broker-dealer (or ATP) in other transactions, ATPs may charge fees, such as access or transaction fees, similar to commissions or mark-ups. Changes in the aggregate amount of brokerage commissions paid by the Fund from year-to-year may be attributable to changes in the asset size of the Fund, the volume of the portfolio transactions effected by the Fund, the types of instruments in which the Fund invests, or the rates negotiated by PIMCO on behalf of the Fund. Although the Fund may use financial firms that sell Fund shares to effect transactions for the Fund’s portfolio, neither the Fund nor PIMCO will consider the sale of Fund shares as a factor when choosing financial firms to effect those transactions.
Brokerage Commissions Paid
For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024, the following amounts of brokerage commissions were paid by the Fund:
Fiscal Year	Brokerage Commissions Paid
June 30, 2026	$33,645
June 30, 2025	$1,156
June 30, 2024	$936
PIMCO places orders for the purchase and sale of portfolio investments for the Fund’s account with brokers or dealers or ATPs selected by it in its discretion. In effecting purchases and sales of portfolio securities for the account of the Fund, PIMCO will seek the best price and execution of the Fund’s orders. In doing so, the Fund may pay higher commission rates than the lowest available when PIMCO believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction, as discussed below.
It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research and brokerage products and services (together, “services”) from broker-dealers that execute portfolio transactions for the clients of such advisers. Consistent with this practice, PIMCO may receive research services from many broker-dealers with which PIMCO places the Fund’s portfolio transactions. PIMCO also may receive research or research related credits from brokers that are generated from underwriting commissions when purchasing new issues of fixed income securities or other assets for the Fund. These services, which in some cases may also be purchased for cash, include such matters as general economic and security market reviews, industry and company reviews, evaluations of securities and recommendations as to the purchase and sale of securities and services related to the execution of securities transactions. Some of these services are of value to PIMCO in advising various of its clients (including the Fund), although not all of these services are necessarily useful and of value in managing the Fund. Conversely, research and brokerage services provided to the Fund by broker-dealers in connection with trades executed on behalf of other clients of PIMCO may be useful to PIMCO in managing the Fund, although not all of these services may be necessarily useful and of value to PIMCO in managing such other clients.
In reliance on the “safe harbor” provided by Section 28(e) of the Exchange Act, as amended, PIMCO may cause the Fund to pay broker-dealers which provide them with “brokerage and research services” (as defined in the Exchange Act) an amount of commission for effecting a securities transaction for the Fund in excess of the commission which another broker-dealer would have charged for effecting that transaction if PIMCO determines in good faith that the commission is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer viewed in terms of either a particular transaction or PIMCO’s overall responsibilities to the advisory accounts for which PIMCO exercises investment discretion.
PIMCO may place orders for the purchase and sale of exchanged-listed portfolio securities with a broker-dealer that is an affiliate of PIMCO where, in the judgment of PIMCO, such firm will be able to obtain a price and execution at least as favorable as other qualified broker-dealers.
Pursuant to rules of the SEC, a broker-dealer that is an affiliate of PIMCO may receive and retain compensation for effecting portfolio transactions for the Fund on a national securities exchange of which the broker-dealer is a member if the transaction is “executed” on the floor of the exchange by another broker which is not an “associated person” of the affiliated broker-dealer, and if there is in effect a written contract between PIMCO and the Fund expressly permitting the affiliated broker-dealer to receive and retain such compensation.
SEC rules further require that commissions paid to such an affiliated broker dealer, or PIMCO by the Fund on exchange transactions not exceed “usual and customary brokerage commissions.” The rules define “usual and customary” commissions to include amounts which are “reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time.”
The Fund did not pay any commissions to affiliated brokers in the fiscal years ended June 30, 2026, 2025, or 2024.
Holdings of Securities of the Fund’s Regular Brokers and Dealers
The following table lists the regular brokers or dealers of the Fund whose securities the Fund acquired during the fiscal year ended June 30, 2026, as well as the Fund’s holdings in such brokers or dealers as of June 30, 2026.
Broker or Dealer	Value of Securities Held by the Fund as of June 30, 2026 ($000)
Goldman Sachs & Co. LLC	$130,270
BofA Securities, Inc.	$124,708
J.P. Morgan Securities LLC	$90,024
Morgan Stanley & Co. LLC	$82,085
Citigroup Global Markets Inc.	$41,486
Barclays Capital Inc.	$30,206
Wells Fargo Securities, LLC	$25,500
DISTRIBUTIONS
See “Distributions” in the Prospectus for information relating to distributions to Fund shareholders.
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The following is a brief description of the capital structure of the Fund. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration and the Fund’s Bylaws, as amended and restated through the date hereof (the “Bylaws”). The Declaration and Bylaws are each exhibits to the registration statement of which this Statement of Additional Information is a part.
The Fund is an unincorporated voluntary association with transferable shares of beneficial interest (commonly referred to as a “Massachusetts business trust”) established under the laws of The Commonwealth of Massachusetts by the Declaration. The Declaration provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. Preferred Shares may be issued in one or more series, with such par value and with such rights as determined by the Board, by action of the Board without the approval of the Common Shareholders.

Common Shares
The Declaration authorizes the issuance of an unlimited number of Common Shares. The Common Shares will be issued with a par value of $0.00001 per share. The Fund currently has five separate classes of Common Shares: Institutional Class, Class A-1, Class A-2, Class A-3 and Class A-4. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses” above. Certain share class details are set forth in “Plan of Distribution” above.
Common Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and, subject to matters discussed in “Anti-Takeover and Other Provisions in the Declaration of Trust,” non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the Fund’s Common Shareholders.
The Fund does not intend to hold annual meetings of shareholders. If the Fund does hold a meeting of shareholders, Common Shares of the Fund entitle their holders to one vote for each Common Share held; however, separate votes are taken by each class of Common Shares on matters affecting an individual class of Common Shares. Each fractional share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration, Bylaws, or required by applicable law. If preferred shares are issued, holders of preferred shares will be able to elect two Trustees and vote as a separate class on certain matters.
The Fund will send unaudited reports at least semiannually and audited financial statements annually to all of its Common Shareholders.
The Common Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Common Shares.
ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST
Anti-Takeover Provisions
The Declaration and the Bylaws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.
As described below, the Declaration grants special approval rights with respect to certain matters to members of the Board who qualify as “Continuing Trustees,” which term means a Trustee who either (i) has been a member of the Board for a period of at least thirty-six months (or since the commencement of the Fund’s operations, if less than thirty-six months) or (ii) was nominated to serve as a member of the Board by a majority of the Continuing Trustees then members of the Board.
The Declaration requires the affirmative vote or consent of at least seventy-five percent (75%) of the Board and holders of at least seventy-five percent (75%) of the Fund’s shares to authorize certain Fund transactions not in the ordinary course of business, including a merger or consolidation or share exchange, any shareholder proposal as to specific investment decisions made or to be made with respect to the assets of the Fund or issuance or transfer by the Fund of the Fund’s shares having an aggregate fair market value of $1,000,000 or more (except as may be made pursuant to a public offering, the Fund’s dividend reinvestment plan or upon exercise of any stock subscription rights), unless the transaction is authorized by both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees (in which case no shareholder authorization would be required by the Declaration, but may be required in certain cases under the 1940 Act). The Declaration also requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the Fund’s shares entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees (in which case shareholders would have only the minimum voting rights required by the 1940 Act with respect to the conversion). Also, the Declaration provides that the Fund may be terminated at any time by vote or consent of at least seventy-five percent (75%) of the Fund’s shares or, alternatively, by vote or consent of both a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees upon written notice to shareholders of the Fund.
The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the Bylaws, certain of which are required by the 1940 Act.
The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Fund by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund’s investment objective and policies. The Board has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its shareholders, including Common Shareholders.
The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the Bylaws, both of which are on file with the SEC.
Shareholder Liability
Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration contains an express disclaimer of shareholder liability for debts or obligations of the Fund and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. The Declaration further provides for indemnification out of the assets and property of the Fund for all loss and expense of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations. The Fund believes that the likelihood of such circumstances is remote.
Liability of Trustees
The Declaration provides that the obligations of the Fund are not binding upon the Trustees of the Fund individually, but only upon the assets and property of the Fund. The Declaration provides further that a Trustee or officer shall be liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or officer, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. No provision of the Declaration, however, shall limit or eliminate any duty under the federal securities laws (including any fiduciary duties of loyalty and care) that a Trustee or officer owes to the Fund with respect to claims asserted under the federal securities laws.
Forum for Adjudication of Disputes
The Bylaws provide that unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any action or proceeding brought on behalf of the Fund or one or more of the shareholders, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer, other employee of the Fund, or the Fund’s investment adviser to the Fund or the Fund’s shareholders, (iii) any action asserting a breach of contract by the Fund, by any Trustee, officer or other employee of the Fund, or by the Fund’s investment adviser, (iv) any action asserting a claim arising pursuant to any provision of the Massachusetts Business Corporation Act, Chapter 182 of the Massachusetts General Laws or the Declaration or the Bylaws, (v) any action to interpret, apply, enforce or determine the validity of the Declaration or the Bylaws or any agreement contemplated by any provision of the 1940 Act, the Declaration or the Bylaws, or (vi) any action asserting a claim governed by the internal affairs doctrine shall be within the federal or state courts in the Commonwealth of Massachusetts (each, a “Covered Action”).
The Bylaws further provide that if any Covered Action is filed in a court other than in a federal or state court sitting within the Commonwealth of Massachusetts (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the federal and state courts within The Commonwealth of Massachusetts in connection with any action brought in any such courts to enforce the preceding sentence (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be (i) deemed to have notice of and consented to the foregoing paragraph and (ii) deemed to have waived any argument relating to the inconvenience of the forum referenced above in connection with any action or proceeding described in the foregoing paragraph.
This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims and increase the costs for a shareholder to pursue such claims. If a court were to find the forum selection provision contained in the Bylaws to be inapplicable or unenforceable in an action, the Fund may incur additional costs associated with resolving such action in other jurisdictions. This forum selection provision shall not apply to claims made under federal securities laws. The enforceability of exclusive forum provisions is questionable.
Derivative and Direct Claims of Shareholders
The Declaration contains provisions regarding derivative and direct claims of shareholders. As used in the Declaration, a “direct” shareholder claim refers to a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Fund, including a shareholder’s voting rights under Article V of the Declaration or Article 10 of the Bylaws, rights to receive a dividend payment as may be declared from time to time, rights to inspect books and records, or other similar rights personal to the shareholder and independent of any harm to the Fund. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Fund or involving any alleged harm to the Fund, are considered a “derivative” claim.
A shareholder or group of shareholders may not bring or maintain any court action, proceeding or claim on behalf of the Fund or any series or class of shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such demand within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or a series or class of shares, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of shareholders shall be made by the Trustees in their business judgment and shall be binding upon the shareholders and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand. Any Trustee who is not an “interested person” (within the meaning of Section 2(a)(19) of the 1940 Act) of the Fund acting in connection with any demand or any proceeding relating to a claim on behalf of or for the benefit of the Fund shall be deemed to be independent and disinterested with respect to such demand, proceeding or claim.
A shareholder or group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees predicated upon an express or implied right of action under the Declaration, nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless such group of shareholders or shareholder has obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. The Trustees shall consider such request within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or series or class of shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made in their business judgment and shall be binding on all shareholders.
Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Fund will be deemed to have notice of and consented to the foregoing provisions. These provisions may limit a shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.
These provisions in the Declaration regarding derivative and direct claims of shareholders shall not apply to claims made under federal securities laws.

CONVERSION TO OPEN-END FUND
The Fund’s Board may also from time to time consider submitting to the Fund’s shareholders a proposal to convert the Fund to an open-end investment company. In determining whether to exercise its sole discretion to submit this issue to shareholders, the Board would consider all factors then relevant, including the size of the Fund, the extent to which shareholders have adequate liquidity through repurchase offers, the extent to which the Fund’s capital structure is leveraged and the possibility of re-leveraging if any, and general market and economic conditions.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of each class of the Fund’s shares entitled to vote on the matter to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless the conversion is authorized by both a majority of the Board and seventy-five percent (75%) of the Continuing Trustees (as defined above under “Anti-Takeover and Other Provisions in the Declaration of Trust — Anti-Takeover Provisions”). This seventy-five percent (75%) shareholder approval requirement is higher than is required under the 1940 Act. In the event that a conversion is approved by the Trustees and the Continuing Trustees as described above, the minimum shareholder vote required under the 1940 Act would be necessary to authorize the conversion. Currently, the 1940 Act would require approval of the holders of a “majority of the outstanding” voting shares of the Fund in order to authorize a conversion.
Shareholders of an open-end investment company may require the company to redeem their shares on any business day (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption, whereas the Fund currently makes only quarterly offers to repurchase its Common Shares (typically 5% per quarter), and shareholders do not have the right to otherwise have shares redeemed. Open-end companies are thus subject to more frequent periodic out-flows that can complicate portfolio management in comparison to the Fund. As described above, the Fund, like an open-end company, intends to engage in a continuous offering of its shares.
NET ASSET VALUE
Net asset value is determined as indicated under “How Fund Shares Are Priced” in the Prospectus. The Fund’s net asset value will not be determined on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.
TAXATION
The following discussion of U.S. federal income tax consequences of investment in Common Shares of the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of this Statement of Additional Information. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Common Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Common Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, we have not described certain tax considerations that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal AMT, insurance companies, tax-exempt organizations, pension plans and trusts, RICs, dealers in securities, shareholders holding Common Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts), financial institutions, shareholders holding Common Shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Common Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of U.S. federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.
Taxation of the Fund
The Fund has elected and intends each year to qualify and be eligible to be treated as a RIC under Subchapter M of the Code. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid-generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.
In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to a RIC, such rules do apply to RICs with respect to items attributable to an interest in a qualified publicly traded partnership.
For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.
The Fund may invest in one or more Subsidiaries that are treated as disregarded entities for U.S. federal income tax purposes. In the case of a Subsidiary that is so treated, for U.S. federal income tax purposes, (i) the Fund is treated as owning the Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (iii) distributions, if any, the Fund receives from the Subsidiary will have no effect on the Fund’s U.S. federal income tax liability.
With respect to the distribution test in (c) above, the Fund must distribute at least 90% of its investment company taxable income to qualify as a RIC, and must distribute substantially all of its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it would be subject to an excise tax.
If the Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to Common Shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to Common Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Common Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Common Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
As described under “Use of Leverage” in the Prospectus, if at any time when preferred shares are outstanding the Fund does not meet applicable asset coverage requirements, it will be required to suspend distributions to Common Shareholders until the requisite asset coverage is restored. Any such suspension may cause the Fund to pay a U.S. federal income and excise tax on undistributed income or gains and may, in certain circumstances, prevent the Fund from qualifying for treatment as a RIC. The Fund may repurchase, or otherwise retire preferred shares, as applicable, in an effort to comply with the distribution requirement applicable to RICs.
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. If the Fund incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration. Any such carryforward losses will retain their character as short-term or long-term. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation. The Fund’s available capital loss carryforwards, if any, will be set forth in its annual shareholder report for each fiscal year.
In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 or December 31 of that year if the RIC makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a RIC with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.
Fund Distributions
The Fund intends to declare income dividends daily and distribute them to Common Shareholders monthly. Unless a shareholder elects otherwise, all distributions (net of applicable withholding tax) will be automatically reinvested in additional Common Shares of the Fund pursuant to the Fund’s dividend reinvestment plan (the “Plan”). A shareholder whose distributions are reinvested in Common Shares under the Plan will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Common Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described below, whether a shareholder takes them in cash or they are reinvested pursuant to the Plan in additional shares of the Fund.
Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.
For U.S. federal income tax purposes, distributions of investment income, other than exempt-interest dividends (described below) are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Common Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. The IRS and the U.S. Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code.
Distributions of investment income reported by the Fund as “qualified dividend income” received by an individual will be taxed at the reduced rates applicable to net capital gain. In order for some portion of the dividends received by a Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred securities, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company (“PFIC”).
In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.

Distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs (including a REIT Subsidiary), to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.
Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders. Similarly, any distribution of income that is attributable to (i) income received by the Fund in lieu of tax-exempt interest with respect to securities on loan or (ii) tax-exempt interest received by the Fund on tax-exempt securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute an exempt-interest dividend to shareholders.
Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Code section 163(j). Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a section 163(j) dividend for a tax year is generally limited to the excess of the Fund's business interest income over the sum of the Fund's (i) business interest expense and (ii) other deductions properly allocable to the Fund's business interest income.
The IRS currently requires a RIC that the IRS recognizes as having two or more “classes” of stock for U.S. federal income tax purposes to allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends distributed to each class for the tax year. Accordingly, as applicable, the Fund will allocate Capital Gain Dividends for each tax year between and among its Common Shares and each such series of its preferred shares in proportion to the total dividends paid to each class with respect to such tax year, and in a manner intended to comply with both applicable IRS rules and SEC requirements regarding the frequency of distributions of capital gains. Dividends qualifying for the dividends received deduction, as qualified dividend income or as exempt-interest dividends will be allocated between and among Common Shares and each such series of preferred shares separately from dividends that do not so qualify, in each case in proportion to the total dividends paid to each share class for the Fund’s tax year.
The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income (other than exempt-interest dividends, described below) and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Common Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Common Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares. If the Fund issues one or more series of preferred shares, where one or more such distributions occur in and with respect to any taxable year of the Fund, the available earnings and profits will be allocated first to the distributions made to the holders of such preferred shares, and only thereafter to distributions made to holders of Common Shares. In such case, the holders of preferred shares will receive a disproportionate share of the distributions, if any, treated as dividends, and the holders of the Common Shares will receive a disproportionate share of the distributions, if any, treated as a return of capital.
A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to shareholders early in the succeeding year.
Dividends and distributions on Common Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Common Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.
If the Fund holds, directly or indirectly, one or more Build America Bonds issued before January 1, 2011, or other tax credit bonds issued on or before December 31, 2017, on one or more applicable dates during a taxable year, it is possible that the Fund will elect to permit its shareholders to claim a tax credit on their income tax returns equal to each shareholder’s proportionate share of tax credits from the applicable bonds that otherwise would be allowed to the Fund. In such a case, a shareholder will be deemed to receive a distribution of money with respect to its Fund shares equal to the shareholder’s proportionate share of the amount of such credits and be allowed a credit against the shareholder’s U.S. federal income tax liability equal to the amount of such deemed distribution, subject to certain limitations imposed by the Code on the credits involved. Even if the Fund is eligible to pass through tax credits to shareholders, the Fund may choose not to do so.
Sales, Exchanges or Repurchases of Shares
The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less (i) will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares and (ii) generally will be disallowed to the extent of any exempt-interest dividends received by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.
A repurchase by the Fund of a shareholder’s shares pursuant to a repurchase offer (as described in the Prospectus) generally will be treated as a sale or exchange of the shares by a shareholder provided that (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares (and such shareholder does not hold and is not deemed to hold any preferred shares), thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the repurchase offer, or (iii) the repurchase offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.
If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the repurchase offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the repurchase offer, and thereafter as capital gain. In the event a repurchase is treated as a Section 301 distribution, any Fund shares held by a shareholder thereafter will be subject to basis adjustments in accordance with the provisions of the Code.
Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular repurchase offer, shareholders who do not sell shares pursuant to that repurchase offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the repurchase offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that repurchase offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the repurchase offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.
Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.
If the Fund were to repurchase Common Shares on the open market, such repurchase would similarly result in a percentage increase in the interests of remaining shareholders. In such a case, a selling shareholder would likely have no specific knowledge that he or she is selling his or her shares to the Fund. It is therefore less likely that shareholders whose percentage share interests in the Fund increase as a result of any such open-market sale will be treated as having received a taxable distribution from the Fund.
The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the repurchase offer.
Issuer Deductibility of Interest
A portion of the interest paid or accrued on certain high-yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not, be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high-yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high-yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.
Original Issue Discount, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes
Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the OID is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, (i) any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation, (ii) alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligations in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligations, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligations, and (iii) the rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.”
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.
A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.
Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.
Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.
In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.
If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions, including short-term capital gains taxable as ordinary income. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.
Higher-Risk Securities
The Fund may invest in debt obligations that are in the lowest rating categories or are unrated, including debt obligations of issuers not currently paying interest or who are in default. Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to federal income or excise tax.

Securities Purchased at a Premium
Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., at a premium), the Fund may elect to amortize the premium over the remaining term of the bond which election would apply to all bonds (other than bonds the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the Fund. In the case of a taxable bond, if the Fund makes such election, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period. If the Fund does not elect to take bond premium into account currently, it will recognize a capital loss when the bond matures. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
Catastrophe Bonds
The proper tax treatment of income or loss realized by the retirement or sale of certain catastrophe bonds is unclear. The Fund will report such income or loss as capital or ordinary income or loss in a manner consistent with any IRS position on the subject following the publication of such a position.
Loan Origination
Income and gains from certain of the Fund’s activities, including fees received in connection with the origination of loans, may not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. If the Fund’s income or gain from a particular investment or activity were determined to constitute non-qualifying income, which in certain cases may be determined retroactively, and the Fund’s nonqualifying income from all sources were to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it were eligible to and did pay a tax at the Fund level.
Passive Foreign Investment Companies
Equity investments by the Fund in certain “PFICs” could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. Under U.S. Treasury regulations, any such income or net capital gain of the PFIC that is required to be included in the Fund’s gross income is qualifying income to the extent derived with respect to the Fund’s business of investing in stock, securities or currencies. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to sell other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”
Investments in Real Estate
The Fund’s investments in real estate (including indirectly through Private Funds treated as partnerships for U.S. federal income tax purposes) will potentially be limited by the Fund’s intention to qualify as a RIC, and will potentially limit the Fund’s ability to so qualify. Income and gains from direct investments in real estate do not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. If the Fund’s income or gain from a particular investment were determined to constitute nonqualifying income, which in certain cases may be determined retroactively, and the Fund’s nonqualifying income from all sources were to exceed 10% of its gross income in any taxable year, or the Fund’s nonqualifying income in any taxable year otherwise exceeded 10% of its gross income, the Fund would fail to qualify as a RIC unless it were eligible to and did pay a tax at the Fund level.

Municipal Bonds
The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax, or in interests in other RICs. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to shareholders.
Foreign Currency Transactions
The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions, and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.
Options, Futures, and Forward Contracts, Swap Agreements and other Derivatives
In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund will generally subtract the premium received for purposes of computing its cost basis in the stock purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term capital gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term capital gain equal to the premium received.
The Fund’s options activities may include transactions constituting straddles for U.S. federal income tax purposes, that is, that trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Such straddles include, for example, positions in a particular security, or an index of securities, and one or more options that offset the former position, including options that are “covered” by the Fund’s long position in the subject security. Very generally, where applicable, Section 1092 requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the dividends received deduction, as the case may be.
The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market”

with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
Derivatives, Hedging and Other Transactions
In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions may be subject to one or more special tax rules (e.g., notional principal contract, constructive sale, straddle, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders.
Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a fund-level tax.
Commodities and Commodity-Linked Instruments
The Fund’s investments in commodities and commodity-linked instruments, if any, will potentially be limited by the Fund’s intention to qualify as a RIC, and will potentially limit the Fund’s ability to so qualify. Income and gains from commodities and certain commodity-linked instruments do not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. In addition, the tax treatment of some other commodity-linked instruments in which the Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. If the Fund were to treat income or gain from a particular instrument as qualifying income and the income or gain were later determined not to constitute qualifying income, and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does pay a tax at the Fund level.
Book-Tax Differences
Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares and (iii) thereafter, as gain from the sale or exchange of a capital asset.
Short Sales
If the Fund participates in a short sale and, on the date of such short sale, the Fund either (i) does not hold securities substantially identical to those sold short or (ii) has held such substantially identical securities for one year or less, the character of gain or loss realized on such a short sale generally will be short-term. If the Fund participates in a short sale and, on the date of such short sale, the Fund has held substantially identical securities for more than one year, the character of gain realized on such short sale will be determined by reference to the Fund’s holding period in the property actually used to close the short sale; the character of loss realized on such short sale generally will be long term, regardless of the holding period of the securities actually used to close such short sale. Because net short-term capital gain (after reduction by any long-term capital loss) is generally taxed at ordinary income rates, the Fund’s short sale transactions can increase the percentage of the Fund’s gains that are taxable to shareholders as ordinary income.

Mortgage-Related Securities
The Fund may invest directly or indirectly in REMICs (including by investing in residual interests in CMOs with respect to which an election to be treated as a REMIC is in effect) or equity interests in TMPs. Under a notice issued by the IRS in October 2006 and U.S. Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP — referred to in the Code as an “excess inclusion”— will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund may not be a suitable investment for charitable remainder trusts (“CRTs”), as noted below.
In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.
Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. Accordingly, the Fund may be required to recognize items of taxable income and gain from a Private Fund prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Private Funds classified as partnerships for U.S. federal income tax purposes may therefore generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income requirement described above. In order to meet the 90% gross income requirement, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.
Because the Fund may not have timely or complete information concerning the amount and sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income requirement.
In addition, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for U.S. federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC may limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or may require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to Shareholders.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include the direct investments, activities, income, gain, and loss of the Fund, as well as those indirectly attributable to the Fund as result of the Fund’s investment in any Private Fund that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Certain Investments in Other RICs
If the Fund receives dividends from a mutual fund, an exchange-traded fund or another company that qualifies as a RIC (each, an “underlying RIC”), and the underlying RIC reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the underlying RIC.
If the Fund receives dividends from an underlying RIC and the underlying RIC reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted in turn to report its distributions derived from those dividends as eligible for the dividends-received deduction as well, provided the Fund meets holding period and other requirements with respect to shares of the underlying RIC.
Certain Investments in REITs
Any investment by the Fund in equity securities of REITs (including a REIT Subsidiary) may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income. See also “Taxation of REIT Subsidiaries” below. Distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands on non-corporate shareholders. Because of the nature of the rules governing how REITs report their income and the timing of REITs issuing year-end tax information, to the extent the Fund invests in REITs, the Fund may need to estimate the character of distributions paid to its shareholders from REIT distributions. In addition, after the calendar year-end, REITs may recharacterize the nature of the distributions paid during that year. As a result, the composition of the Fund’s distributions as reported initially may differ from the final composition determined after calendar year-end and reported to the Fund’s shareholders on their year-end tax information statements.
Taxation of REIT Subsidiaries
A REIT Subsidiary is a private real estate investment company that may invest in certain real estate and real estate-related investments and that intends to elect to be taxed as a REIT beginning with the first year in which it commences material operations.
Taxation of a REIT - In General. As long as a REIT Subsidiary qualifies as a REIT, it generally will not be subject to U.S. federal income tax on the portion of its REIT taxable income or capital gain that it timely distributes to its shareholders.
A REIT’s qualification and taxation as a REIT depends on its ability to satisfy annual income tests, annual distribution tests, quarterly asset tests, and other requirements under the Code on a continuing basis (discussed below). Accordingly, there can be no assurance that a REIT Subsidiary will always remain qualified as a REIT.
A REIT Subsidiary will be subject to U.S. federal income tax at regular corporate rates upon its taxable income or capital gain that is not distributed to its shareholders. In addition, a REIT Subsidiary will be subject to a 4% excise tax if it does not satisfy specific REIT distribution requirements. Any net income from “prohibited transactions” (i.e., dispositions of so-called “dealer property”, which is property held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. A REIT Subsidiary could also be subject to a 100% penalty tax on certain payments received from or on certain expenses deducted by a “taxable REIT subsidiary” (a “TRS”) if any such transaction is not respected by the IRS.
Failure to Meet Certain REIT Tests. If a REIT Subsidiary fails to satisfy either of the gross income tests (described below) but maintains its qualification as a REIT because it satisfies certain other requirements, a REIT Subsidiary will still generally be subject to a 100% penalty tax on the amount by which it failed either of the gross income tests, multiplied by a fraction intended to reflect such REIT Subsidiary’s profitability. If any REIT Subsidiary fails to satisfy any of the REIT asset tests (also described below) by more than a de minimis amount, due to reasonable cause, and nonetheless maintains its REIT qualification because of specified cure provisions, such REIT Subsidiary will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets. If any REIT Subsidiary fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests) and the violation is due to reasonable cause, such REIT Subsidiary may retain its REIT qualification but it will be required to pay a penalty of $50,000 for each such failure.
If any REIT Subsidiary fails to qualify for taxation as a REIT in any taxable year and the relief provisions described herein do not apply, such REIT Subsidiary will be subject to tax on its taxable income at regular corporate rates. As a result, a failure to qualify as a REIT would significantly reduce the cash such REIT Subsidiary would have available to distribute to the Fund and therefore would affect the Fund’s total returns. Unless entitled to statutory relief, a REIT Subsidiary would be disqualified as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether a REIT Subsidiary would be entitled to statutory relief.
Share Ownership Test and Organizational Requirements. After a REIT’s first taxable year, such REIT’s shares must be held by a minimum of 100 persons for at least 335 days of a taxable year that is 12 months, or during a proportionate part of a taxable year of less than 12 months (the “100-shareholder test”). With respect to a REIT Subsidiary, the Fund constitutes only one shareholder for purposes of this requirement. In order to satisfy the REIT qualification requirements, a REIT Subsidiary expects to conduct a customary offering of preferred shares, at a purchase price of $1,000 per interest, to approximately 125 individuals who are “accredited investors.” No preferred shares would be entitled to vote except as required by law. Each preferred share would entitle the holder to a preference on liquidation equal to the purchase price, plus a preferred return thereon.
After a REIT’s first taxable year, not more than 50% in value of such REIT’s shares of beneficial interest may be owned directly (or indirectly by applying certain attribution rules) by five or fewer individuals and certain other entities during the last half of any taxable year (the “Five or Fewer Test”). In addition, a REIT must meet certain other organizational requirements, including, but not limited to the requirements that: (i) the beneficial ownership in a REIT is evidenced by transferable shares and (ii) such REIT is managed by one or more directors. In order to ensure compliance with the 100-shareholder test and the Five or Fewer Test discussed above, any REIT Subsidiary will place certain restrictions on the transfer and ownership of its equity interests intended to prevent further concentration of share ownership.
The organizational documents of the REIT Subsidiaries contain restrictions on the direct, indirect, beneficial and constructive ownership and transfer of the stock of such REIT Subsidiaries. Specifically, the relevant sections of such constituent documents provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of any of the outstanding shares of a REIT Subsidiary's common shares, the outstanding shares of any class or series of a REIT Subsidiary's preferred shares or the aggregate of the outstanding shares of all classes and series of shares. If a person or entity becomes subject to such “ownership limit,” including a shareholder of the Fund by virtue of a violative transfer of Fund shares, the applicable REIT Subsidiary shares held by the Fund in violation of the ownership limit will be automatically transferred to a trust for the exclusive benefit of a charitable organization and the Fund will not be entitled to the rights with respect to such shares.
In addition, the Fund reserves the right, if it believes a REIT Subsidiary is at material risk of violating the REIT Subsidiary’s ownership limit, failing the Five or Fewer Test, or otherwise failing to qualify for treatment as a REIT for U.S. federal income tax purposes, to take such steps as it believes reasonably necessary to prevent the REIT Subsidiary from failing to qualify for treatment as a REIT for U.S. federal income tax purposes. These steps might include prohibiting any transfers of shares in the Fund that would cause any single person to own more than 9.8% of the Fund’s outstanding shares or causing shares owned by a single person in excess of 9.8% of the Fund’s outstanding shares to be transferred to a charitable trust and/or redeemed. However, there can be no assurance such restrictions or steps taken will prevent such REIT Subsidiaries from failing these requirements, and thereby failing to qualify as a REIT.
Gross Income Tests. A REIT must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of a REIT’s gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes: rents from real property; interest on debt secured by mortgages on real property, or on interests in real property; dividends or other distributions on, and gain from the sale of, shares in other REITs; gain from the sale of real estate assets (however, excluding gain or interest from a debt instrument of a publicly offered REIT unless secured by real property); income and gain derived from foreclosure property; and income derived from certain temporary investments of new capital.
Second, in general, at least 95% of a REIT’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from the sale of property that a REIT holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from ‘‘hedging transactions’’ that a REIT enters into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests.
If a REIT fails to satisfy one or both of the gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. In this case, a penalty tax would still be applicable as discussed above. Generally, it is not possible to state whether in all circumstances a REIT would be entitled to the benefit of these relief provisions.
Asset Tests. To qualify as a REIT, a REIT also must satisfy the following asset tests at the end of each quarter of each taxable year.
●
First, at least 75% of the value of a REIT’s total assets must consist of: cash or cash items, including certain foreign currencies; government securities; interests in real property, including leaseholds and options to acquire real property and leaseholds; interests in mortgage loans secured by real property; stock in other REITs and debt instruments issued by “publicly offered REITs”; investments in stock or debt instruments during the one-year period following a REIT’s receipt of new capital that it raises through equity offerings or public offerings of debt with at least a five-year term; and generally regular or residual interests in a real estate mortgage investment conduit (“REMIC”).
●
Second, of a REIT’s investments not included in the 75% asset class, the value of a REIT’s interest in any one issuer’s securities may not exceed 5% of the value of a REIT’s total assets, or the 5% asset test.
●
Third, of a REIT’s investments not included in the 75% asset class, a REIT may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.
●
Fourth, no more than 20% (25% for tax years beginning after December 31, 2025) of the value of a REIT’s total assets may consist of the securities of one or more TRSs.
●
Fifth, no more than 25% of the value of a REIT’s total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.
●
Sixth, not more than 25% of the value of a REIT’s total assets may consist of debt instruments issued by “publicly offered REITs” to the extent not secured by real property or interests in real property.

The Fund intends to monitor the status of assets held by a REIT Subsidiary for purposes of the various asset tests and intends to manage each REIT Subsidiary’s portfolio in order to comply at all times with such tests. If a REIT fails to satisfy the asset tests at the end of a calendar quarter, a REIT will not lose its REIT qualification if it is eligible for and satisfies certain cure procedures available under the Code. However, there can be no assurance that any such REIT Subsidiary will not fail to comply with such tests or if it does, be eligible for or able to satisfy any such cure procedures.
Annual Distribution Requirements. To qualify as a REIT, a REIT Subsidiary is generally required to make distributions (or be deemed to have done so by declaring consent dividends - which would result in allocation of income to the Fund without corresponding cash distributions) other than capital gain distributions (see discussion below regarding a REIT Subsidiary’s ability to retain capital gains), to its shareholders each year in an amount at least equal to 90% of a REIT Subsidiary’s taxable income.
Each REIT Subsidiary intends to make timely distributions sufficient to satisfy its annual distribution requirements. In the event the amount of cash distributed to its shareholders is insufficient to meet the 90% distribution requirement, a REIT may declare a consent dividend in order to meet such requirement. A consent dividend is a hypothetical distribution to a REIT’s common shareholders (i.e., the Fund) which is required to be treated for U.S. federal income tax purposes as an actual distribution by a REIT, followed by an immediate re-contribution of such amount to a REIT. The amount of any consent dividend must be included in the gross income of each shareholder of a REIT (i.e., the Fund) that would have been entitled to receive such distribution if made in cash. Any phantom income recognized by the Fund from a consent dividend would be includible in the Fund’s gross income and accordingly generally the Fund will be required to distribute a corresponding amount to its shareholders.
To the extent that a REIT Subsidiary does not distribute all of its net capital gain or distribute at least 90%, but less than 100% of its REIT taxable income, as adjusted, such REIT Subsidiary would be subject to tax on these amounts at regular corporate rates and would be subject to potential excise tax penalties, as discussed above (see “Taxation of a REIT - In General”). A REIT Subsidiary may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, such REIT Subsidiary may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by such REIT Subsidiary. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.
Non-U.S. Taxation
Income, proceeds and gains received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.
If, at the close of its taxable year, more than 50% of the value of the Fund’s total assets consists of securities of foreign corporations, including for this purpose foreign governments, the Fund will be permitted to make an election under the Code that will allow shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held for at least the minimum period specified in the Code. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of such foreign taxes is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. Shareholders who do not itemize on their U.S. federal income tax returns may claim a credit (but not a deduction) for such foreign taxes. If the Fund does not qualify for or chooses not to make such an election, shareholders will not be entitled separately to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund elects to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans) will not benefit from any such tax credit or deduction. Shareholders generally are not expected to be entitled to claim a credit or deduction with respect to foreign taxes incurred by the Fund. This will decrease the Fund’s yield on securities subject to such taxes.

Tax-Exempt Shareholders
Income of a RIC that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b). A tax-exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).
In addition, special tax consequences apply to CRTs that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a RIC that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a RIC that recognizes “excess inclusion income,” then the RIC will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax-exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.
Non-U.S. Shareholders
Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.
In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests (“USRPIs”) as described below. If the Fund invests in a RIC that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation.
The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.

Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.
Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).
A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of USRPIs apply to the foreign shareholder’s sale of shares of the Fund (as described below). In addition, a repurchase of Fund shares may be subject to U.S. federal income tax withholding to the extent such repurchase is treated as a taxable distribution, as described above (see “Sales, Exchanges or Repurchases of Shares”).
Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein and are urged to consult their tax advisors.
Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.
If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share repurchase by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the repurchase.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.

The Fund generally does not expect that it will be a QIE. Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.
Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.
In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.
A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.
A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds, if any, paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. The backup withholding rules may also apply to distributions that are properly reported as exempt-interest dividends. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million in any single taxable year or $4 million in any combination of taxable years for an individual shareholder, or $10 million in any single taxable year or $20 million in any combination of taxable years for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct owners of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and the U.S. Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share repurchases or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., short-term capital gain dividends and interest-related dividends).

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign financial accounts, if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.
Shares Purchased Through Tax-Qualified Plans
Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.
PERFORMANCE RELATED AND COMPARATIVE INFORMATION
The Fund may quote certain performance-related information and may compare certain aspects of its portfolio and structure to other substantially similar closed-end funds as categorized by Broadridge Financial Solutions, Inc. (“Broadridge”), Morningstar Inc. or other independent services. Comparison of the Fund to an alternative investment should be made with consideration of differences in features and expected performance. The Fund may obtain data from sources or reporting services, such as Bloomberg Financial and Broadridge, which the Fund believes to be generally accurate.
The Fund, in its advertisements, may refer to pending legislation from time to time and the possible effect of such legislation on investors, investment strategy and related matters. At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.
Past performance is not indicative of future results. At the time Common Shareholders tender their shares for repurchase, they may be worth more or less than their original investment.
CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSEMENT AGENT
State Street Bank and Trust Company (“SSTB”) serves as the primary custodian for assets of the Fund. SSTB's principal business address is 2323 Grand Boulevard, 5th Floor, Kansas City, MO 64108. The primary custodian performs custodial and fund accounting services. UMB Bank, n.a. (“UMB”) also serves as a custodian of the Fund for the purpose of processing investor subscriptions and repurchases. UMB’s principal business address is 1010 Grand Boulevard, Kansas City, MO 64106. Wells Fargo Bank, N.A., 751 Kasota Avenue, Minneapolis, Minnesota 55414, serves as a custodian of certain assets held by the Fund’s Subsidiaries.
SS&C Global Investor & Distribution Solutions, Inc., 801 Pennsylvania Avenue, Suite 219993, Kansas City, MO 64105-1307, serves as the transfer agent, and dividend disbursement agent for the Common Shares, as well as agent relating to the Dividend Reinvestment Plan for the Common Shares.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP (“PwC”), 1100 Walnut Street, Suite 1300, Kansas City, MO 64106, serves as the independent registered public accounting firm for the Fund. PwC provides audit services, tax assistance and other audit related services to the Fund.
COUNSEL
Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199, passes upon certain legal matters in connection with shares offered by the Fund, and also acts as counsel to the Fund.

REGISTRATION STATEMENT
A Registration Statement on Form N-2, including any amendments thereto (the “Registration Statement”), relating to the Common Shares of the Fund offered hereby, has been filed by the Fund with the SEC, Washington, D.C. The Prospectus and this Statement of Additional Information are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Common Shares offered or to be offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.
FINANCIAL STATEMENTS
The Fund’s audited financial statements appearing in the Fund’s annual shareholder report for the year ended June 30, 2026, are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of PwC, independent registered public accounting firm for the Fund, whose report is included in such annual shareholder report.
The annual shareholder report is available upon request and without charge by writing to the Fund at c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.
PIF001SAI_103026

Appendix A – PROCEDURES FOR SHAREHOLDERS TO SUBMIT NOMINEE CANDIDATES
(Appendix A to the Fund’s Governance and Nominating Committee Charter)
A shareholder of a Fund must follow the following procedures in order to submit properly a nominee recommendation for the Committee’s consideration.
1.
The shareholder must submit any such recommendation (a “Shareholder Recommendation”) in writing to a Fund, to the attention of the Secretary, at the address of the principal executive offices of the Fund. Once each quarter, if any Shareholder Recommendations have been received by the Secretary during the quarter, the Secretary will inform the Committee of the new Shareholder Recommendations. Because the Fund does not hold annual or other regular meetings of shareholders for the purpose of electing Trustees, the Committee will accept Shareholder Recommendations on a continuous basis.
2.
All Shareholder Recommendations properly submitted to a Fund will be held by the Secretary until such time as (i) the Committee convenes to consider candidates to fill Board vacancies or newly created Board positions (a “Trustee Consideration Meeting”) or (ii) the Committee instructs the Secretary to discard a Shareholder Recommendation following a Trustee Consideration Meeting or an Interim Evaluation (as defined below).
3.
At a Trustee Consideration Meeting, the Committee will consider each Shareholder Recommendation then held by the Secretary. Following a Trustee Consideration Meeting, the Committee may instruct the Secretary to discard any or all of the Shareholder Recommendations currently held by the Secretary.
4.
The Committee may, in its discretion and at any time, convene to conduct an evaluation of validly submitted Shareholder Recommendations (each such meeting, an “Interim Evaluation”) for the purpose of determining which Shareholder Recommendations will be considered at the next Trustee Consideration Meeting. Following an Interim Evaluation, the Committee may instruct the Secretary to discard any or all of the Shareholder Recommendations currently held by the Secretary.
5.
The Shareholder Recommendation must include: (i) a statement in writing setting forth (A) the name, date of birth, business address, residence address and nationality of the person recommended by the shareholder (the “candidate”); (B) the number of shares of (and class, if any) of the Fund(s) owned of record or beneficially by the candidate, as reported to such shareholder by the candidate; (C) any other information regarding the candidate called for with respect to director nominees by paragraphs (a), (d), (e) and (f) of Item 401 of Regulation S-K or paragraph (b) of Item 22 of Rule 14a-101 (Schedule 14A) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), adopted by the Securities and Exchange Commission (or the corresponding provisions of any regulation or rule subsequently adopted by the Securities and Exchange Commission or any successor agency applicable to the Trust); (D) any other information regarding the candidate that would be required to be disclosed if the candidate were a nominee in a proxy statement or other filing required to be made in connection with the election of Trustees or directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (E) whether the recommending shareholder believes that the candidate is or will be an “interested person” of the Fund (as defined in the Investment Company Act of 1940, as amended) and, if not an “interested person,” information regarding the candidate that will be sufficient for the Fund to make such determination; (ii) the written and signed consent of the candidate to be named as a nominee and to serve as a Trustee if elected; (iii) the recommending shareholder’s name as it appears on the Fund’s books; (iv) the number of shares of (and class, if any) of the Fund(s) owned beneficially and of record by the recommending shareholder; and (v) a description of all arrangements or understandings between the recommending shareholder and the candidate and any other person or persons (including their names) pursuant to which the recommendation is being made by the recommending shareholder. In addition, the Committee may require the candidate to furnish such other information as it may reasonably require or deem necessary to determine the eligibility of such candidate to serve on the Board or to satisfy applicable law.
A-1

PART C—OTHER INFORMATION
Item 25: Financial Statements and Exhibits
1.
Financial Statements:
Included in Part A:
Financial highlights for the fiscal years ended in 2026, 2025, 2024, 2023, and 2022
Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed September 4, 2026 (File No. 811-23211)
Consolidated Schedule of Investments as of June 30, 2026
Consolidated Statement of Assets and Liabilities as of June 30, 2026
Consolidated Statement of Operations for the fiscal years ended June 30, 2026
Consolidated Statements of Changes in Net Assets for the fiscal years ended June 30, 2026 and 2025
Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2026
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm dated August 28, 2026
2.
Exhibits:
a.1	Amended and Restated Declaration of Trust dated December 14, 2016.[2]
a.2	Notice of Change of Trustee dated January 16, 2019.[5]
a.3	Notice of Change of Trustee dated January 8, 2020.[5]
a.4	Notice of Change of Trustee dated July 9, 2020.[8]
a.5	Notice of Change of Trustee dated June 30, 2021[9]
a.6	Notice of Change of Trustee dated January 5, 2022.[10]
a.7	Notice of Change of Trustee dated July 18, 2022.[10]
a.8	Notice of Change of Trustees dated March 13, 2023.[11]
a.9	Notice of Change of Trustees dated May 8, 2023.[11]
a.10	Notice of Change of Trustees dated July 2, 2024.[12]
a.11	Notice of Change of Trustees dated December 31, 2024.[13]
a.12	Notice of Change of Trustees dated September 18, 2025.[13]
a.13	Notice of Change of Trustees dated December 31, 2025.[14]
a.14	Notice of Change of Trustees dated March 6, 2026.[14]
b.	Amended and Restated Bylaws of Registrant dated December 14, 2016.[1]
c.	None.
d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.[2]
d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant, filed as part of Exhibit b.[1]
d.3	Form of Share Certificate of the Common Shares.[1]
e.	Terms and Conditions of Dividend Reinvestment Plan.[6]
f.	None.
g.1	Amended and Restated Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated March 21, 2018.[3]
g.2	Amendment to Investment Management Agreements, dated March 25, 2022.[11]

g.3	Investment Management Agreement between Pacific Investment Management Company LLC and each of PFLEXLS I LLC, CLM 13648 LLC and MLM 13648 LLC dated May 8, 2018.[4]
g.4	Amendment No. 2 to Amended and Restated Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated April 1, 2025.[13]
h.1	Amended and Restated Distribution Contract between Registrant and PIMCO Investments LLC dated March 21, 2018.[3]
h.2	Amendment No. 1 to Amended and Restated Distribution Contract dated June 14, 2018.[3]
h.3	Amendment No. 2 to Amended and Restated Distribution Contract dated September 25, 2018.[3]
h.4	Amendment No. 3 to Amended and Restated Distribution Contract dated June 18, 2019.[4]
h.5	Amendment No. 4 to Amended and Restated Distribution Contract dated September 19, 2019.[4]
h.6	Form of Addendum to Sales Agreement.[12]
h.7	Form of Selected Dealer Agreement.[14]
i.	None.
j.1	Custody and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company dated January 1, 2000 and amendments thereto.[2]
j.2	Amendment to Custody and Investment Accounting Agreement between Registrant and State Street dated February 8, 2017.[4]
j.3	Amended Appendix A to Custody and Investment Accounting Agreement dated May 29, 2026.[14]
j.4	Digital Debt Service Addendum to Custody and Investment Accounting Agreement dated May 7, 2026.[14]
j.5	Custody Agreement between PIMCO and UMB Bank, n.a. dated February 15, 2017.[3]
j.6	Master Custodial Agreement between MLM 13648, LLC and Wells Fargo Bank, N.A. dated October 2, 2018.[3]
j.7	Master Custody Services Agreement between PIMCO ST Floating NAV IV Subsidiary LLC and State Street Bank and Trust Company dated April 20, 2017.[4]
j.8	Amendment to Custody Agreement between PFLEXLS I LLC and PIMCO Short Asset Portfolio Subsidiary LLC and State Street Bank and Trust Company dated December 20, 2017.[4]
j.9
Amendment to Custody Agreement between MLM 700 LLC, MLM 766 LLC, MLM 13648 LLC,
CLM 13648 LLC, PFLEXLS I LLC and PIMCO Short Asset Portfolio Subsidiary LLC and State
Street Bank and Trust Company dated June 14, 2018.[4]

k.1	Agency Agreement between PIMCO, on behalf of Registrant, and DST Systems, Inc. dated February 22, 2017.[3]
k.2	Second Amended and Restated Expense Limitation Agreement between Registrant and PIMCO dated September 25, 2018.[4]
k.3	Supplement and Amended Schedule A to Second Amended and Restated Expense Limitation Agreement dated August 27, 2019.[10]
k.4	Amended and Restated Sub-Administration Agreement between PIMCO, on behalf of Registrant, and State Street dated July 2, 2007.[2]
k.5	Fifth Amendment to Amended and Restated Sub-Administration Agreement between PIMCO, on behalf of Registrant, and State Street dated February 8, 2017.[7]
k.6	Amended and Restated Distribution and Servicing Plan for Class A-1 Shares dated April 14, 2022.[10]
k.7	Third Amended and Restated Distribution and Servicing Plan for Class A-2 Shares dated April 14, 2022.[10]
k.8	Amended and Restated Distribution and Servicing Plan for Class A-3 shares dated April 14, 2022.[10]

k.9	Third Amended and Restated Distribution and Servicing Plan for Class A-4 Shares dated April 14, 2022.[10]
k.10	Fourth Amended and Restated Multi-Class Plan dated April 14, 2022.[10]
l.	Opinion and Consent of Ropes & Gray LLP.[14]
m.	None.
n.	Consent of Registrant’s independent registered public accounting firm.[14]
o.	None.
p.	Subscription Agreement between Registrant and Allianz Fund Investments, Inc. dated December 7, 2016.[7]
q.	None.
r.1	Code of Ethics of Registrant.[14]
r.2	Code of Ethics of Pacific Investment Management Company LLC and PIMCO Investments LLC.[14]
r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.[12]
s.1	Powers of Attorney for Libby D. Cantrill, Sarah E. Cogan, David Flattum, Kathleen A. McCartney, Mark Michel, Sonya Morris and Alan Rappaport.[14]
s.2	Power of Attorney for Eric D. Johnson.[14]
s.3	Power of Attorney for Bijal Parikh.[14]
t.	Certified Resolution of the Board of Trustees of Registrant.[8]
1
Filed as an exhibit to the Fund’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-214419 and 811-23211 (filed December 23, 2016).
2
Filed as an exhibit to the Fund’s Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-214419 and 811-23211 (filed February 8, 2017).
3
Filed as an exhibit to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-228092 and 811-23211 (filed October 31, 2018).
4
Filed as an exhibit to the Fund’s Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-228092 and 811-23211 (filed October 25, 2019).
5
Filed as an exhibit to the Fund’s Registration Statement on Form N-2, Registration Nos. 333- 236669 and 811-23211 (filed February 26, 2020).
6
Filed as an exhibit to the Fund’s Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333- 236669 and 811-23211 (filed October 27, 2020).
7
Filed as an exhibit to the Fund’s Registration Statement on Form N-2, Registration Nos. 333- 236669 and 811-23211 (filed November 27, 2020).
8
Filed as an Exhibit to the Fund’s Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333- 236669 and 811-23211 (filed January 26, 2020).
9
Filed as an Exhibit to the Fund’s Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333- 236669 and 811-23211 (filed October 27, 2021).
10
Filed as an Exhibit to the Fund’s Post-Effective Amendment No.6 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-23669 and 811-23211 (filed October 28, 2022).
11
Filed as an Exhibit to the Fund's Post-Effective Amendment No. 7 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-236669 and 811-23211 (filed October 26, 2023).
12
Filed as an Exhibit to the Fund's Post-Effective Amendment No. 8 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-236669 and 811-23211 (filed October 28, 2024).

13
Filed as an Exhibit to the Fund's Post-Effective Amendment No. 9 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-254586 and 811-23648 (filed October 24, 2025).
14
Filed herewith.
Item 26: Marketing Arrangements
See Amendment No. 4 to the Amended and Restated Distribution Contract, filed as an exhibit to the Fund’s Post-Effective Amendment No. 4 to the Fund’s Registration Statement on October 25, 2019.
Item 27: Other Expenses of Issuance and Distribution
Not applicable.
Item 28: Persons Controlled by or under Common Control with Registrant
The Registrant owns 100% of the following consolidated subsidiaries: PFLEXLS I LLC, CLM 13648 LLC and MLM 13648 LLC (each a “Subsidiary” and, collectively, the “Subsidiaries”). Each Subsidiary is a Delaware limited liability company.
Item 29: Number of Holders of Securities
Set forth below is the number of record holders as of September 30, 2026 of each class of securities of the Registrant.
Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.00001 par value per share (INST)	11,970
Common shares of beneficial interest, $0.00001 par value per share (Class A-1)	8
Common shares of beneficial interest, $0.00001 par value per share (Class A-2)	1,349
Common shares of beneficial interest, $0.00001 par value per share (Class A-3)	5,352
Common shares of beneficial interest, $0.00001 par value per share (Class A-4)	256
Item 30: Indemnification
Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Investment Adviser
Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).
Item 32: Location of Accounts and Records
The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, the Registrant’s transfer agent, SS&C Global

Investor and Distribution Solutions, Inc., 2323 Grand Boulevard, 5th Floor, Kansas City, Missouri, 64108, the Registrant’s custodian, State Street Bank and Trust Company, 2323 Grand Boulevard, 5th Floor, Kansas City, MO 64108, or Wells Fargo Bank, N.A., 751 Kasota Avenue, Minneapolis, MN 55414 (a custodian of certain assets held by the Fund's Subsidiaries).
Item 33: Management Services
Not applicable.
Item 34: Undertakings
1.
Not applicable.
2.
Not applicable.
3.
The Registrant undertakes:
(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i)
to include any prospectus required by Section 10(a)(3) of the 1933 Act;
(ii)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)
That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)
that, for the purpose of determining liability under the 1933 Act to any purchaser:
(1)
if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10 (a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)
if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)
That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;
(2)
free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.
Not applicable.
5.
Not applicable.
6.
Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

NOTICE
A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Flexible Credit Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer or Trustee of the Fund as an officer or Trustee and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment No. 10 to the Fund’s Registration Statement filed on Form N-2 (“PEA 10”) meets all of the requirements for effectiveness under Rule 486(b) and has duly caused PEA 10 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington in the District of Columbia on the 27th day of October, 2026.
PIMCO FLEXIBLE CREDIT INCOME FUND
By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.
Name	Capacity	Date
Eric D. Johnson * Eric D. Johnson	President (Principal Executive Officer)	October 27, 2026
Bijal Parikh* Bijal Parikh	Treasurer (Principal Financial & Accounting Officer)	October 27, 2026
Libby D. Cantrill* Libby D. Cantrill	Trustee	October 27, 2026
Sarah E. Cogan* Sarah E. Cogan	Trustee	October 27, 2026
David Flattum* David Flattum	Trustee	October 27, 2026
Kathleen A. McCartney* Kathleen A. McCartney	Trustee	October 27, 2026
Mark Michel* Mark Michel	Trustee	October 27, 2026
Sonya Morris* Sonya Morris	Trustee	October 27, 2026
Alan Rappaport* Alan Rappaport	Trustee	October 27, 2026

*By:	/s/ Adam T. Teufel Adam T. Teufel as attorney-in-fact
*
Pursuant to powers of attorney filed herewith

INDEX OF EXHIBITS
Exhibit	Exhibit Name
a.13	Notice of Change of Trustees dated December 31, 2025
a.14	Notice of Change of Trustees dated March 6, 2026
h.7	Form of Selected Dealer Agreement
j.3	Amended Appendix A to Custody and Investment Accounting Agreement May 29, 2026
j.4	Digital Debt Service Addendum to Custody and Investment Accounting Agreement dated May 7, 2026
l.	Opinion and Consent of Ropes & Gray LLP
n.	Consent of Registrant's independent registered public accounting firm
r.1	Code of Ethics of Registrant
r.2	Code of Ethics of Pacific Investment Management Company LLC and PIMCO Investment LLC
s.1	Powers of Attorney for Libby D. Cantrill, Sarah E. Cogan, David Flattum, Kathleen A. McCartney, Mark Michel, Sonya Morris and Alan Rappaport
s.2	Power of Attorney for Eric D. Johnson
s.3	Power of Attorney for Bijal Parikh